Form 10-K, Exhibit 13
period 1993-12-31
SIGMA ALDRICH CORP
filed 1994-03-31
CIK 90185

(Page 11 of 1993 annual report to shareholders)

                                     SELECTED FINANCIAL DATA
                                     -----------------------
                                          (unaudited)
COMMON STOCK DATA:
(per share)
                            PRICE RANGE
                      1993               1992                    DIVIDENDS
                ----------------    -----------------        -----------------
                 HIGH      LOW       HIGH       LOW           1993       1992
                -------   -------   --------  -------        ------     ------
  1st Quarter   $58       $46-1/4    $52-1/2  $41-3/4        $.0725     $.0625
  2nd Quarter    51-1/2    45         50-1/4   42             .0725      .0625
  3rd Quarter    50-3/4    44-1/2     51-1/4   47-1/4         .0725      .0625
  4th Quarter    50        45-1/2     59-1/4   49             .0825      .0725


The common stock is traded on the National Market System ("NMS") of the National Association of Securities Dealers Automated
Quotation System ("NASDAQ").  The trading symbol is SIAL.
Options in the Company's common stock are traded on the Chicago
Board Options Exchange.

COMPARATIVE FINANCIAL DATA:
(in millions except per share data)                1993      1992      1991      1990      1989
                                                  ------    ------    ------    ------    ------
Net sales                                         $739.4    $654.4    $589.4    $529.1    $441.1
Income before cumulative effect of accounting
changes                                            107.1      95.5      79.8      71.2      64.0
Net income                                          96.3      95.5      79.8      71.2      64.0
Per share:
Income before cumulative effect of accounting
changes                                             2.15      1.92      1.60      1.44      1.29
Net income                                          1.93      1.92      1.60      1.44      1.29
Dividends                                          .3000     .2600     .2275     .2050     .1850
Total assets                                       753.4     615.8     596.5     546.2     472.4
Long-term debt                                      17.3      18.7      69.3      70.8      61.5

QUARTERLY FINANCIAL DATA:
(in millions except per share data)

                                              1993 QUARTER ENDED
                                 March 31     June 30     Sept 30     Dec 31
                                 --------     -------     -------     -------
   Net sales                       $180.0      $183.8      $190.8      $184.8
   Gross profit                      98.4       100.3       101.4       102.7
   Income before cumulative
     effect of accounting changes    26.9        26.9        26.7        26.6
   Net income                        16.1        26.9        26.7        26.6
   Income per share before
     cumulative effect of
     accounting changes               .54         .54         .54         .53
   Net income per share               .32         .54         .54         .53

                                               1992 QUARTER ENDED
                                  March 31     June 30     Sept 30     Dec 31
                                  --------     -------     -------     -------
   Net sales                       $168.6      $162.2      $165.9      $157.7
   Gross profit                      89.7        89.3        90.1        86.7
   Net income                        23.9        24.1        24.9        22.6
   Net income per share               .48         .48         .50         .46


(Page 12-13 of 1993 Annual Report to Shareholders)

                   MANAGEMENT'S DISCUSSION OF FINANCIAL
                    CONDITION AND RESULTS OF OPERATIONS
                    -----------------------------------

RESULTS OF OPERATIONS

During the three years ended December 31, 1993, the Company's sales and earnings continued to grow. The Company acquired the net assets and business of Supelco, Inc. ("Supelco") and the stock of Circle AW Products Company ("Circle AW") in the second quarter of 1993 as described in Note 11 to the consolidated financial statements. The operating results for these businesses are included in the consolidated statement of income from their respective acquisition dates.

Chemical sales increased 10.8%, 11.1% and 13.2% for 1993, 1992 and 1991, respectively. This sales growth is attributed to selective price increases, the annual addition of new products, wider distribution of catalogs and literature and the opening of new foreign sales offices. Price increases for products listed in the Company's general chemical catalogs averaged 5.0% per year
in each of the last three years.   New product sales are not
material in the year introduced, but do contribute to annual sales growth in subsequent years. Export sales from the United States increased 13.5% after remaining even in 1992, with 1993 levels reflecting the benefits of the Supelco acquisition and the opening of sales offices in additional foreign countries to serve as liaisons with United States operations. Increased emphasis on foreign markets and new sales offices helped achieve growth in foreign direct sales of approximately 17% in 1993 and 15% in 1992 and 1991, after eliminating the effect of changes in foreign currency exchange rates. The effect of translating foreign currency sales into the U.S. dollar reduced sales growth by 3.8% in 1993 while increasing growth by 0.7% in 1992. Sales for 1993 benefited from the acquisition of Supelco in May. After consideration of the Supelco acquisition and the impact of currency translation, the chemical sales growth rate has slowed in 1993 and 1992 due to weaker economic conditions in several markets.

Metal sales increased 24.8%, 10.9% and 2.5% for 1993, 1992 and 1991, respectively. The higher growth rate in 1993 was due to both increased volume from stronger construction demand and the acquisition of Circle AW in June 1993. Average prices increased 2% in 1993 over 1992 while 1992 prices were unchanged from 1991. The 10.9% sales increase in 1992 reflects volume increases and a full year of sales from the telecommunications product line acquired in September 1991.

Cost of products sold was 45.5%, 45.6% and 47.2% of sales in 1993, 1992 and 1991, respectively. The improved rate in both 1993 and 1992 relative to 1991 was due to increased utilization of newer facilities and productivity gains in manufacturing for both chemical and metal products. These improvements raised chemical gross profit margins by 0.4% and 1.4% in 1993 and 1992, respectively.

For metal products, 1993 sales price increases offset higher raw material costs, resulting in the gross margin level being unchanged from 1992, while in 1992, the gross profit margin improved by 1.8% due to lower raw material costs. The gross profit margin in 1993 also reflects higher product cost levels for the acquisitions.

Selling, general and administrative expenses were 32.1%, 31.9% and 31.8% of sales in 1993, 1992 and 1991, respectively. In both 1993 and 1992, the Company's expanding foreign operations increased expenses by approximately $11.0 million, some of which were of a start-up nature. Fringe benefit costs increased in 1993 and 1992, primarily due to increased postretirement benefit costs of $2.2 million in 1993 and a one-time expense of $1.2 million in 1992 related to employee enrollment in a new 401(k)
plan.   The Company increased its catalog and promotional
expenses by $2.7 million in 1993. Depreciation and amortization expense increased $3.6 million, primarily due to the Supelco and Circle AW acquisitions. Offsetting these increases, net interest expense declined by $2.1 million due to reduced borrowing levels during most of the year and lower interest rates.

Management expects future sales growth from price increases, the continued introduction of new products, more effective distribution of catalogs and added promotional and marketing programs. Additionally, 1994 sales will benefit from the inclusion of Supelco and Circle AW results for a full year and from new offices opened in Hungary, South Korea and Mexico.

LIQUIDITY AND CAPITAL RESOURCES

Cash and temporary cash investments decreased $34.7 million in 1993 and short-term borrowings increased $30.6 million, primarily due to the acquisitions of Supelco and Circle AW, as described in
Note 11 to the consolidated financial statements, and increased capital expenditures. During 1992, cash and temporary cash investments increased $16.8 million and total borrowings were reduced by $55.6 million.

Cash provided by operating activities was $98.7 million in 1993, a decrease of $15.7 million from 1992. The decline resulted mainly from increased inventory levels of $28.6 million partially offset by a $17.1 million increase in income before cumulative effect of accounting changes, including a $5.4 million increase in depreciation, amortization and other noncash expenses. Cash generated by operations and available from credit facilities continues to provide sufficient liquidity for present and future operating and capital needs.

Cash in excess of operating and capital needs in 1994 is expected to be used to repay existing borrowings or to be invested on a temporary basis. At December 31, 1993, there was $36.7 million of borrowings outstanding under the Company's credit arrangements, which include domestic bank facilities of $70 million and multi-currency facilities of $30 million.

Capital expenditures increased to $75.2 million in 1993. Expenditures were made to increase production and distribution capabilities and improve plant efficiencies, including expansion of large-scale production capacity in the United States and Switzerland and the acquisition of a manufacturing plant in Scotland. Capital expenditure levels are expected to be comparable in 1994. The Company has not made any significant commitments for or acquisitions of facilities early in 1994.

ACCOUNTING CHANGES

The Company adopted two new Financial Accounting Standards effective January 1, 1993, and elected to recognize the prior years' effect of adoption as the cumulative effect of changes in accounting principles. As described in Note 10 to the consolidated financial statements, the cumulative effect of adopting the standard on accounting for postretirement benefits other than pensions reduced net income by $13.8 million. The cumulative effect of adopting the new accounting standard for income taxes increased net income by $3.0 million, as described in Note 7 to the consolidated financial statements. The net impact of the adoption of both standards was to reduce 1993 net income by $10.8 million. These changes have no effect on current or future cash flows.

(Five bar graphs appear on pages 12-13 depicting the following data)

                                               1993    1992    1991
                                              ------  ------  ------
Chemical sales (millions of dollars)          $613.1  $553.1  $498.1

Metal sales (millions of dollars)              126.3   101.3    91.3

Cost of sales (percent of sales)               45.5%   45.6%   47.2%

Operating expenses (percent of sales)          32.1%   31.9%   31.8%

Capital expenditures (millions of dollars)      75.2    30.9    26.1

(Page 14 of 1993 Annual Report to Shareholders)

                                        CONSOLIDATED STATEMENTS OF INCOME
                                        ---------------------------------
                                       (in thousands except per share data)

                                              Years Ended December 31,
                                              1993      1992      1991
                                            --------  --------  --------
Net sales                                   $739,435  $654,406  $589,371

Cost of products sold                        336,639   298,648   277,970
                                             -------   -------   -------
Gross profit                                 402,796   355,758   311,401

Selling, general and
administrative expenses                      237,179   208,446   187,523
                                             -------   -------   -------
Income before income taxes and
cumulative effect of accounting changes      165,617   147,312   123,878

Provision for income taxes                    58,463    51,854    44,085
                                             -------   -------   -------
Income before cumulative effect of
 accounting changes                          107,154    95,458    79,793

Cumulative effect of accounting changes      (10,806)       --        --
                                             -------   -------   -------
Net income                                   $96,348   $95,458   $79,793
                                             =======   =======   =======
Weighted average number of
shares outstanding                            49,802    49,770    49,716
                                             =======   =======   =======
Income per share before cumulative
 effect of accounting changes                  $2.15     $1.92     $1.60

Cumulative effect of accounting changes        (0.22)       --        --
                                             --------  -------   -------
Net income per share                           $1.93     $1.92     $1.60
                                             ========  =======   =======

The accompanying notes are an integral part of these statements.



                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                 ----------------------------------------

To Sigma-Aldrich Corporation:

We have audited the accompanying consolidated balance sheets of Sigma-Aldrich Corporation (a Delaware Corporation) and subsidiaries (the "Company") as of December 31, 1993 and 1992, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sigma-Aldrich Corporation and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Notes 7 and 10 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes and postretirement benefits other than pensions.

                                   /s/ ARTHUR ANDERSEN & CO.

                                   ARTHUR ANDERSEN & CO.

St. Louis, Missouri
February 11, 1994

(Page 15 of 1993 Annual Report to Shareholders)

                                          CONSOLIDATED BALANCE SHEETS
                                           ---------------------------
                                                  (in thousands)

                                                   December 31,
ASSETS                                          1993        1992
Current assets:                               --------    --------
Cash                                          $    989    $  7,590
Temporary cash investments                       9,263      37,342

Accounts receivable, less allowance for
doubtful accounts of $6,684 and $5,208,
respectively                                   113,439      91,927
Inventories                                    305,487     260,145
Other current assets                            21,629      18,772
                                               -------     -------
Total current assets                           450,807     415,776
Property, plant and equipment:                 -------     -------

Land                                            24,658      18,922
Buildings and improvements                     166,319     128,179
Machinery and equipment                        203,127     175,783
Construction in progress                        31,432       6,518
Less - Accumulated depreciation               (168,214)   (141,099)
                                              --------    --------
Net property, plant and equipment              257,322     188,303
                                              --------    --------
Other assets                                    45,302      11,711
                                              --------    --------
                                              $753,431    $615,790
                                              ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

Notes payable                                 $ 36,747    $  6,346
Current maturities of long-term debt               955         598
Accounts payable                                43,967      32,459
Accrued payroll and other expenses              25,479      22,665
Accrued income taxes                             4,209       4,091
                                                ------      ------
   Total current liabilities                   111,357      66,159
                                               -------      ------
Long-term debt                                  17,266      18,737
                                               -------      ------
Deferred postretirement benefits                24,559          --
                                               -------      ------
Deferred compensation                            9,109       6,675
                                               -------      ------
Deferred income taxes                               --      12,442
                                               -------      ------
Stockholders' equity:

Common stock                                    49,805      49,776
Capital in excess of par value                   8,883       7,488
Retained earnings                              538,111     456,704
Cumulative translation adjustments              (5,659)     (2,191)
                                               -------     -------
Total stockholders' equity                     591,140     511,777
                                               -------     -------
                                              $753,431    $615,790
                                               =======     =======

The accompanying notes are an integral part of these balance sheets.

(Page 16 of 1993 Annual Report to Shareholders)
                     CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                     ----------------------------------------------
                         (in thousands except per share data)

                                        Common Stock
                                 100,000 Shares Authorized
                                          ($1.00 Par)         Capital in                 Cumulative
                                   ---------------------      Excess of   Retained      Translation
                                   Shares         Amount      Par Value   Earnings      Adjustments
                                   ------        -------      ---------   --------      -----------
Balance, December 31, 1990         49,658        $49,658       $5,477     $305,705        $ 7,628

Net income                            --             --           --        79,793           --

Dividends ($.2275 per share)          --             --           --       (11,311)          --

Awards under deferred
   compensation plan                   29             29          432          --             --

Exercise of stock options              59             59          937          --             --

Translation adjustment                --             --           --           --           2,546
                                   ------         ------        -----      -------         ------
 Balance, December 31, 1991        49,746         49,746        6,846      374,187         10,174

 Net income                           --             --           --        95,458             --

 Dividends ($.26 per share)           --             --           --       (12,941)            --

 Awards under deferred
  compensation plan                    20	            20          455          --              --

 Exercise of stock options             10             10          187          --              --

 Translation adjustment               --             --           --           --         (12,365)
                                   ------         ------        -----      -------         -------
 Balance, December 31, 1992        49,776         49,776        7,488      456,704         (2,191)

 Net income                           --             --           --        96,348             --

 Dividends ($.30 per share)           --             --           --       (14,941)            --

 Awards under deferred
 compensation plan                     21             21        1,175           --             --

 Exercise of stock options              8              8          220           --             --

 Translation adjustment               --             --           --            --         (3,468)
                                   ------       --------       ------      --------       --------
 Balance, December 31, 1993        49,805        $49,805       $8,883     $538,111       $ (5,659)
                                   ======       ========       ======     ========       =========

The accompanying notes are an integral part of this statement.

(Page 17 of 1993 Annual Report to Shareholders)
                                          CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                       (in thousands)

                                                         Years Ended December 31,
                                                   1993           1992           1991
                                                  ------         ------         ------
Cash flows from operating activities:

Net income                                      $ 96,348       $ 95,458     $ 79,793

Adjustments to reconcile net income to net cash provided by operating activities:

Cumulative effect of accounting changes           10,806             --           --
Depreciation and amortization                     32,505         28,863        26,826
Deferred tax provision                              (252)         1,848           715
Postretirement benefits expense                    2,789             --            --
Deferred compensation expense                      3,244          2,150         1,335
Deferred compensation payments                      (810)          (465)         (888)
Increase in accounts receivable                  (12,604)       (12,605)       (5,877)
Increase in inventories                          (34,144)        (5,588)      (25,616)
(Increase) decrease in other current assets       (2,537)        (1,331)        4,110
Increase (decrease) in accounts payable            9,949          6,069        (5,323)
Increase (decrease) in accrued payroll
 and other expenses                               (3,900)         4,383            95
Increase (decrease) in accrued income taxes       (2,663)        (4,377)          499
                                                --------       --------       -------
Net cash provided by operating activities         98,731        114,405        75,669
                                                --------       --------       -------

Cash flows from investing activities:

Property, plant and equipment additions          (75,182)       (30,886)      (26,059)
Sale of equipment                                    588            873           207
Acquisition of businesses,
net of cash acquired                             (64,015)            --            --
Other, net                                          (410)           348        (2,931)
                                                ---------       --------     --------
  Net cash used in investing activities         (139,019)       (29,665)      (28,783)
                                                ---------       --------     ---------
Cash flows from financing activities:

Issuance (repayment) of notes payable             30,649         (6,588)      (16,601)
Issuance of long-term debt                         1,154          1,946         1,990
Repayment of long-term debt                      (10,087)       (49,049)         (893)
Payment of dividends                             (14,941)       (12,941)      (11,311)
Exercise of employee stock options                   228            197           996
Net cash provided by (used in)                  --------        --------     --------
 financing activities                              7,003        (66,435)      (25,819)
                                                --------        --------     --------
Effect of exchange rate changes on cash           (1,395)        (1,492)          474
                                                --------        --------     --------
Net change in cash and cash equivalents          (34,680)        16,813        21,541

Cash and cash equivalents at beginning
of year                                           44,932         28,119         6,578
                                                --------       --------      --------
Cash and cash equivalents at end of year        $ 10,252       $ 44,932      $ 28,119
                                                ========       ========      ========


Supplemental disclosures of cash flow information:

Income taxes paid                                $61,187        $54,385       $42,852
Interest paid, net of capitalized interest         2,320          5,269         8,285

The accompanying notes are an integral part of these statements

(Pages 18-24 of 1993 Annual Report to Shareholders)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:
The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Accounting Changes:
The Company adopted Financial Accounting Standards Nos. 106 and 109 effective January 1, 1993, and elected to recognize the prior years' effect as the cumulative effect of changes in accounting principles. See Note 7 - Income Taxes and Note 10 - Pension and Other Postretirement Benefit Plans for further information regarding these accounting changes.

Financial Instruments:
The Company considers its temporary cash investments, which have original maturities of three months or less, to be cash equivalents for purposes of the consolidated statements of cash flows. The Company has no financial instruments that have material off-balance sheet risk or a materially different fair value than the respective instrument's carrying value.

Property, Plant and Equipment:
The cost of property, plant and equipment is depreciated over the estimated useful lives of the assets on the straight-line method using lives ranging from three to twelve years for machinery and equipment and fifteen to forty years for buildings and improvements. The Company capitalizes interest as part of the cost of constructing major facilities and equipment.

Net Income Per Share:
Net income per share is based on the weighted average number of shares outstanding during each period.

Foreign Currency Translation:
Foreign currency assets and liabilities are translated at current exchange rates and profit and loss accounts at weighted average exchange rates. Resulting translation gains and losses are included as a separate component in stockholders' equity.

NOTE 2 - INVENTORIES

The principal categories of inventories are (in thousands):

                                    December 31,
                              ----------------------
                                1993           1992
                              --------       --------
Finished goods                $233,833       $201,542
Work in process                 19,457         14,909
Raw materials                   52,197         43,694
                              --------       --------
Total                         $305,487       $260,145
                              ========       ========

Chemical products are valued at the lower of cost or market. Costs for certain domestic chemical inventories (20% of total chemical inventories) are determined using the last-in, first-out method. Costs for other chemical inventories are determined by specific lot using purchase price and cost to manufacture, which includes material, labor and overhead. If the cost of all chemical inventories had been determined using the specific cost method, inventories would have been $7,327,000, $7,472,000, $4,514,000 and $3,229,000 higher than reported at December 31, 1993, 1992, 1991 and 1990, respectively.

Metal inventories are valued at the lower of cost or market, cost being determined using the first-in, first-out method, which includes material, labor and overhead.

NOTE 3 - NOTES PAYABLE

The Company has three unsecured domestic bank revolving credit facilities totaling $70,000,000. A $40,000,000 facility expires April 30, 1994, with two other facilities of $15,000,000 each expiring in April 1994, or earlier upon notice by either party. The Company also has two $15,000,000 unsecured multi-currency
bank commitments.   One facility expires in June 1995 and the
other in June 1996. Interest rates for all facilities are based on federal funds, LIBOR, prime or other rates offered by the lending banks. Borrowings outstanding under the domestic arrangements amounted to $24,850,000 at December 31, 1993, with an average interest rate of 3.4%. Borrowings under the multi-currency commitments amounted to $9,601,000 at an average interest rate of 6.8%. There were no borrowings outstanding at December 31, 1992. The Company intends to renew all of these facilities as they expire. At December 31, 1992, the Company had an unsecured $875,000 note outstanding at an interest rate of 2.55% which was repaid in May 1993.

Notes payable by foreign subsidiaries amounted to $2,296,000 and $5,471,000 at December 31, 1993 and 1992, respectively, and are payable in local currencies with weighted average interest rates of 5.5% and 8.7% at December 31, 1993 and 1992, respectively.

NOTE 4 - LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

                                  December 31,
                            ----------------------
                              1993           1992
                            -------        -------
6.0% Industrial
Revenue Bonds
due April 1, 2010.......    $ 5,775        $ 5,775

5.875% Industrial
Revenue Bonds
due July 1, 2004.......       3,550          3,550

7.0% Industrial
Revenue Bonds
due Nov. 1, 2014.......       2,700          2,700

Unsecured
Swiss debt.............       2,294          3,278

Other..................       3,902          4,032
                            -------        -------
             .               18,221         19,335
Less-Current
maturities.............        (955)          (598)
                            -------        -------
                            $17,266        $18,737
                            =======        =======

Both the 6.0% and 5.875% Industrial Revenue Bonds are subject to optional redemption by the Company or bondholder in 1997, at which time the interest rate will be adjusted and the next interest rate calculation period will be determined. At the conclusion of each subsequent calculation period, the bonds will again be subject to optional redemption by the Company or bondholder, the interest rate will be adjusted and the next calculation period will be determined. Any such bonds that are redeemed can be reissued by the Company. The 7.0% Industrial Revenue Bonds are subject to optional annual redemption at par value by the Company in 1994 or the bondholder in 2000.

At December 31, 1993 and 1992, SFr. 3,407,000 and SFr. 4,796,000
respectively, were borrowed from the pension fund of Fluka Chemie AG, a wholly-owned subsidiary. The interest rate on this debt was 6.0% and 7.0% at December 31, 1993 and 1992, respectively. There is no specified repayment schedule for this borrowing. During the year ended December 31, 1992, the Company repaid SFr. 66,000,000 borrowings that had been outstanding under unsecured credit facilities maintained with three Swiss banks. These borrowings were treated as a hedge of the Company's investment in Swiss assets and, accordingly, gains or losses were included in cumulative translation adjustments in stockholders' equity.

Total interest expense incurred by the Company, net of immaterial amounts capitalized, was $2,442,000, $5,375,000 and $7,605,000 in
1993, 1992 and 1991, respectively.

NOTE 5 - INSURANCE

The Company's general and products liability insurance coverage, which provides for risks up to $200 million, was renewed during 1993. As is the case with other chemical companies, the current policies exclude coverage for environmental damage and are written on a claims-made basis.

NOTE 6 - LEASE COMMITMENTS

The Company's subsidiaries lease manufacturing and warehouse facilities and computer equipment under non-cancelable leases expiring at various dates through 2021. Rent charged to operations was $8,222,000, $6,357,000 and $6,981,000 in 1993,
1992 and 1991, respectively. Minimum rental commitments for non-cancelable leases in effect at December 31, 1993, are as follows (in thousands):

                1994....... $5,515
                1995.......  4,196
                1996.......  2,817
                1997.......  1,125
                1998.......    527
                1999-2021..  1,361

NOTE 7 - INOME TAXES

The provision for income taxes consists of the following (in thousands):

                           1993           1992           1991
Current:                 -------        -------        -------
     Federal             $50,470        $39,519        $32,859
     State                 4,654          3,972          3,541
     Foreign               3,591          6,515          6,970
                         -------        -------        -------
     Total current        58,715         50,006         43,370
                         -------        -------        -------
Deferred:
     Federal                 904          1,950            505
     State                   (48)           (39)            49
     Foreign              (1,108)           (63)           161
                         -------        -------        -------
     Total deferred         (252)         1,848            715
                         -------        -------        -------
Total tax provision      $58,463        $51,854        $44,085
                         =======        =======        =======

A reconciliation of statutory and effective tax rates is as follows:

                         1993           1992           1991
                        ------         ------         ------
Statutory tax rate       35.0%          34.0%          34.0%

FSC benefits             (1.7)          (1.5)          (1.5)

State income taxes,
net of federal benefits   2.0            1.9            1.8

Foreign taxes            (1.6)          (0.5)           0.9

Other, net                1.6            1.3            0.4
                        ------         ------         ------
                         35.3%          35.2%          35.6%
                        ======         ======         ======


The Company adopted Financial Accounting Standard No. 109, "Accounting for Income Taxes", effective January 1, 1993, which resulted in a cumulative adjustment that increased net income by $3,000,000, or $.06 per share. This was due to deferred income taxes being recorded under prior accounting standards at the tax rate in effect when the deferrals arose (generally 46% and 40%), whereas the new accounting standard requires that deferred income taxes be recorded at the rate that will be in effect when the income taxes are expected to be paid (35% under current tax law).

Deferred income tax provisions reflect the effect of temporary differences between financial statement and tax reporting of income and expense items. The net deferred tax assets at December 31, 1993, which are included in other assets on the consolidated balance sheet, result from the following temporary differences (in thousands):

Gross deferred
   assets:
Inventories                        $12,936

Pension and post-
 retirement benefit plans            9,679
                                   -------
Total                               22,615
                                   -------
Gross deferred
  liabilities:
Depreciation                       (14,886)

Other                               (3,605)
                                   -------
Total                              (18,491)
                                   -------
Net deferred tax assets            $ 4,124
                                   =======

No valuation allowance for the deferred tax assets was required at December 31, 1993.

United States taxes are not provided on unremitted earnings and related cumulative translation adjustments of foreign subsidiaries (approximately $67,212,000 at December 31, 1993) because the Company intends to reinvest the earnings indefinitely. The amount of estimated income taxes that would be incurred should such earnings be distributed is not significant due to the availability of foreign tax credits. The Company has a Foreign Sales Corporation ("FSC") subsidiary which is taxed at a lower effective tax rate on its income from export sales from the United States.

NOTE 8 - COMMON STOCK

The Company's deferred compensation plan provides for cash and common stock payments to certain key employees. Under this plan a bonus pool is calculated by a formula based on the amount of increase in profitability. Bonus units are then awarded. Bonus units are distributed five years after being awarded in the form of one share of common stock for each bonus unit. In addition, the Company makes cash payments equal to the amount of Federal income taxes the employee would be required to pay for the receipt of such stock and cash at the highest marginal Federal income tax rate. Expenses for this plan are recorded during the period for which the calculation is made. During 1993, 1992 and 1991, 20,800, 20,278 and 28,586 shares of common stock, respectively, were issued under this plan. At December 31, 1993, 78,317 bonus units were awarded but not distributed. This plan permits issuance of a maximum of 1,200,000 shares of the Company's common stock, of which 841,705 shares remain to be awarded.

The Company's Share Option Plan of 1987 permits the granting of incentive stock options or non-qualified options to purchase up to 1,000,000 shares of the Company's common stock through 1997. Incentive stock options may not have an option price of less than the fair market value of the shares at the date of the grant. Options generally become exercisable one year following the grant date, however, options granted in 1993 to purchase 193,000 shares become exercisable ratably over a five year period. Options to purchase 186,790 shares were exercisable at December 31, 1993. Options to purchase 397,700 shares of the Company's common stock under this plan remain to be granted at December 31, 1993.

Changes in the number of shares subject to option are as follows:

                                                       Shares
                                                       Subject
                                  Price Range         to Option
                                ----------------      ---------
Balance, December 31, 1991      $20.38 -  $42.75        92,270
      Options granted            46.75 -   50.25       116,500
      Options exercised              20.38              (9,660)
      Options cancelled              46.75              (3,000)
                                                       -------
Balance, December 31, 1992       20.38 -   50.25       196,110

      Options granted            48.00 -   55.25       370,000
      Options exercised          20.38 -   46.75        (8,420)
      Options cancelled          46.75 -   55.25       (20,900)
                                                       -------
Balance, December 31, 1993      $20.38 -  $55.25       536,790
                                                       =======

NOTE 9 - COMPANY OPERATIONS BY SEGMENT

The Chemical Products segment distributes biochemicals, organic chemicals, chromatography products, diagnostic reagents and related products for use in research and development, in the diagnosis of disease and in manufacturing. These products are both manufactured by the Company and purchased for resale. The Metal Products segment manufactures and distributes components for metal frameworks used in industry to support pipes, lighting fixtures and conduit, continuous networks of trays used in routing power and telecommunications cabling and electrical enclosures. Sales between these two industry segments are not significant. Cash and temporary cash investments are considered available for general corporate purposes and, accordingly, are not allocated to the identifiable assets of either segment. The United States sales to unaffiliated customers presented in the summary of operations by geographic segment on page 22 includes sales to foreign markets as follows (in thousands):

                Year           Amount
               -----          -------
                1993          $99,876
                1992           88,035
                1991           88,705

The Company's operations by industry segment are as follows (in thousands):

                                                1993      1992      1991
                                              --------  --------  --------
Net sales to unaffiliated customers:
 Chemical Products                            $613,083  $553,127  $498,063
 Metal Products                                126,352   101,279    91,308
                                              --------  --------  --------
  Total                                       $739,435  $654,406  $589,371
                                              ========  ========  ========
Income before provision for income taxes
and cumulative effect of accounting changes:
 Chemical Products                            $148,491  $136,913  $118,391
 Metal Products                                 18,649    14,018    12,568
 Interest expense, net of interest income       (1,523)   (3,619)   (7,081)
                                              --------  --------  --------
  Total                                       $165,617  $147,312  $123,878
                                              ========  ========  ========
Depreciation:
 Chemical Products                             $26,063   $23,916   $22,833
 Metal Products                                  3,616     3,461     2,938
                                               -------   -------   -------
  Total                                        $29,679   $27,377   $25,771
                                               =======   =======   =======
Capital expenditures:
 Chemical Products                             $65,767   $27,164   $23,491
 Metal Products                                  9,415     3,722     2,568
                                               -------   -------   -------
  Total                                        $75,182   $30,886   $26,059
                                               =======   =======   =======
Identifiable assets at December 31:
 Chemical Products                            $658,393  $517,446  $514,794
 Metal Products                                 84,786    53,412    53,600
 Cash and cash equivalents                      10,252    44,932    28,119
                                              --------  --------  --------
  Total                                       $753,431  $615,790  $596,513
                                              ========  ========  ========

The Company's operations by geographic segment are as follows (in thousands):

                                              1993        1992      1991
                                             ------      ------    ------
Net sales to unaffiliated customers:
 United States                               $530,133   $457,275  $421,318
 Foreign                                      209,302    197,131   168,053
Net intercompany sales between
 geographic areas:
 United States                                 85,521     74,362    57,575
 Foreign                                       27,276     26,709    25,272
 Eliminations                                (112,797)  (101,071)  (82,847)
                                             --------   --------  --------
  Total                                      $739,435   $654,406  $589,371
                                             ========   ========  ========
Income before provision for income taxes
and cumulative effect of accounting changes:
 United States                               $158,908   $131,094  $110,760
 Foreign                                        9,096     19,797    19,338
 Eliminations                                  (2,387)    (3,579)   (6,220)
                                             --------   --------  --------
  Total                                      $165,617   $147,312  $123,878
                                             ========   ========  ========
Identifiable assets at December 31:
 United States                               $551,736   $461,860  $444,180
 Foreign                                      225,035    175,244   169,010
 Eliminations                                 (23,340)   (21,314)  (16,677)
                                             --------   --------  --------
  Total                                      $753,431   $615,790  $596,513
                                             ========   ========  ========




NOTE 10 - PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

Pension and Retirement Savings Plans

The Company and its subsidiaries have several retirement plans covering substantially all domestic employees and certain employees of foreign subsidiaries. The Company's defined benefit plans provide all eligible employees with a monthly retirement benefit based upon compensation and years of service with the Company.

The net periodic pension cost for the Company's defined benefit plans is as follows (in thousands):

                                                   December 31,
                                    Domestic                     Foreign
                          ---------------------------    ------------------------
                           1993       1992      1991      1993      1992     1991
                          ------     ------    ------    ------    ------   -----
  Service cost            $1,429     $1,396    $1,214    $1,580    $ 334     $294
  Interest cost            1,956      1,722     1,433     1,264      265      272
  Actual return on
    plan assets           (2,419)    (1,067)   (4,387)   (2,565)    (706)    (641)
  Net amortization
    and deferral             652       (366)    3,220       936      281      297
                          ------     ------    ------    ------    -----     ----
  Net periodic pension
    cost                  $1,618     $1,685    $1,480    $1,215    $ 174     $222
                          ======     ======    ======    ======    =====     ====

The Company's policy is to fund its domestic defined benefit plan with the minimum contribution required under the Internal Revenue Code. Foreign plans are funded at a level to maintain the solvency of the plans as defined by local law. A plan that covers all eligible employees of Fluka Chemie AG, which was previously reported as a defined contribution plan, has been reflected as a defined benefit plan in 1993. At December 31, 1993, assets of the Company's defined benefit plans were invested in listed common stocks, stock mutual funds, government and corporate bonds and money market instruments. No common stock of the Company is held by these plans.

The funding status of the Company's defined benefit plans and amounts recognized with respect to these plans in the consolidated balance sheets are as follows (in thousands):

                                                                    December 31,
                                                            Domestic            Foreign
                                                       -----------------   ----------------
                                                         1993      1992      1993      1992
Actuarial present value of benefit obligations:        -------   -------   -------   ------
   Vested                                              $23,563   $19,222   $23,038   $2,838
                                                       =======   =======   =======   ======
   Accumulated                                         $25,111   $20,569   $23,038   $2,838
                                                       =======   =======   =======   ======
   Projected                                           $27,951   $24,124   $28,982   $3,437
Plan assets at fair value                               30,298    24,140    28,257    4,396
                                                       -------   -------   -------   ------
Deficiency (excess) of plan assets over projected
 benefit obligations                                    (2,347)      (16)      725     (959)
Unrecognized net gain (loss)                              (297)    1,207    (1,478)      71
Unrecognized prior service cost                         (2,726)   (3,971)   (1,181)    (315)
Unrecognized net assets                                    998     1,089       347      394
                                                       -------   -------   -------    -----
Pension (assets)                                       $(4,372)  $(1,691)  $(1,587)   $(809)
                                                       =======   =======   =======    =====


Assumptions used in the preceding determinations, which reflect average long-term expectations and may not represent current experience, are as follows:
                                                         December 31,
                                                Domestic                Foreign
                                             --------------          --------------
                                             1993      1992          1993      1992
                                             ----      ----          ----      ----
    Discount rate in determining
     benefit obligations                     7.5%      8.0%          5.0%      9.0%
    Compensation rate increase               5.5%      6.0%          4.0%      7.5%
    Return on plan assets                    8.5%      8.5%          6.8%      9.0%

The Company's domestic defined contribution plan, which was changed to a 401(k) retirement savings plan effective January 1, 1993, provides eligible employees with retirement benefits in addition to those provided by the defined benefit plan. The plan permits participants to voluntarily contribute up to 15% of their compensation, subject to Internal Revenue Code limitations. The Company also contributes a fixed amount per year for each eligible employee plus a percentage of the employee's contribution. The Company's policy is to fully fund its defined contribution plan. The cost for this plan was $2,032,000, $2,825,000 and $2,489,000 for the years ended December 31, 1993, 1992 and 1991, respectively.

Other Postretirement Benefits

Certain employees of U.S. operations who retire on or after attaining age 55 with at least 7 years of service with the Company are entitled to postretirement health, dental and life coverages. These benefits are subject to deductibles, co-payment provisions and coordination with benefits available under Medicare. The Company may amend or change the plan periodically.

Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions , requires that the expected future cost of these benefits be expensed during the years that the employees render service. The Company adopted this accounting principle effective January 1, 1993, and recorded a charge to expense of $21,306,000 ($13,806,000 after tax, or $.28 per share) as the cumulative effect of a change in accounting principle to recognize the prior years' costs. Prior to 1993, benefit costs were recognized as claims were paid. The total cost of postretirement benefits charged to operations was $446,000 and $178,000 in 1992 and 1991, respectively. The components of expense exclusive of the cumulative effect of the change in accounting principle in 1993 were as follows (in thousands):

Service cost           $1,039
Interest cost           1,750
                       ------
Net postretirement
benefit cost           $2,789
                       ======

Future benefit costs were estimated assuming medical costs increase at a 14.0% annual rate in 1993 decreasing ratably until the year 2000 to a 7.0% growth rate and remaining at 7.0% per year thereafter. A 1.0% increase in this annual trend rate would have increased the accumulated postretirement benefit obligation at December 31, 1993 by $2,440,000 and 1993 postretirement benefit expense by $320,000. The weighted average discount rate used to estimate the accumulated postretirement benefit obligation is 7.5%. Benefits are funded as claims are paid. The accounting change does not impact the Company's cash flows.

In connection with the acquisition of Supelco, Inc., an accumulated postretirement benefit obligation of $1,704,000 was assumed on May 6, 1993.


A reconciliation of the plan's funded status to the accrued postretirement benefit liability included in the consolidated balance sheet at December 31, 1993, is as follows (in thousands):

Accumulated postretirement benefit obligation:
Retirees                                                    $ 8,139
Active - fully eligible                                       5,613
Active - other                                               14,486
                                                             ------
Total                                                        28,238
Plan assets at fair value                                      --
                                                             ------
Unfunded postretirement benefit obligation                   28,238
Unrecognized net loss                                        (3,000)
                                                             ------
Accrued postretirement benefit liability                     25,238
Less-Current portion included in accrued payroll
   and other expenses                                          (679)
                                                            -------
Deferred postretirement benefits liability                  $24,559
                                                            =======
NOTE 11 - ACQUISITIONS

On May 6, 1993, the Company acquired the net assets and business of Supelco, Inc., a worldwide supplier of chromatography products used in chemical research and production, for $54,700,000 in cash. On June 16, 1993, the Company acquired all of the stock of Circle AW Products Company, a supplier of electrical and electronic metal enclosures to industrial, residential and commercial markets, for $10,800,000 in cash. The net tangible assets of these businesses were recorded based upon fair market values as of the respective acquisition dates. The excess of the purchase prices over these values aggregated $30,500,000 and was recorded as intangible assets, with the unamortized balance included in other assets in the consolidated balance sheet. The results of operations for these businesses from their respective acquisition dates are included in the Company's consolidated statement of income for the period ended December 31, 1993, including amortization of the intangible assets over periods ranging from 5 to 40 years.

The following presents (in thousands, except net income per share) the unaudited pro forma consolidated results of operations as if these acquisitions had occurred at the beginning of the years presented.
The unaudited pro forma results do not purport to be indicative of the actual results that would have been achieved had these acquisitions occurred as of January 1, 1992, or of results which may occur in the future.

                            Year ended December 31,
                            -----------------------
                              1993           1992
                            --------       --------
Net sales                   $765,519       $723,517
                            ========       ========
Net income                  $107,825*      $ 95,284
                            ========       ========
Net income per share        $   2.17*      $   1.91
                            ========       ========

*Before cumulative effect of accounting changes.