Form 10-K, Exhibit 13
SIGMA ALDRICH CORP
filed 1995-03-30
CIK 90185

(Page 11 of 1994 Annual Report to shareholders)

                                     SELECTED FINANCIAL DATA
                                     -----------------------
                                          (Unaudited)
COMMON STOCK DATA:
(per share)
                            PRICE RANGE
                -------------------------------------
                      1994               1993                    DIVIDENDS
                ----------------    -----------------        -----------------
                 HIGH      LOW       HIGH       LOW           1994       1993
                -------   -------   --------  -------        ------     ------
  1st Quarter   $55-1/4   $46-3/4   $58       $46-1/4        $.0825     $.0725
  2nd Quarter    50-3/4    39        51-1/2    45             .0825      .0725
  3rd Quarter    41        30        50-3/4    44-1/2         .0825      .0725
  4th Quarter    37        31        50        45-1/2         .0900      .0825


The common stock is traded on the National Market System ("NMS") of the National Association of Securities Dealers Automated
Quotation System ("NASDAQ").  The trading symbol is SIAL.
Options in the Company's common stock are traded on the Chicago
Board Options Exchange.

COMPARATIVE FINANCIAL DATA:
(in millions except per share data)                1994      1993      1992      1991      1990
                                                  ------    ------    ------    ------    ------
Net sales                                         $851.2    $739.4    $654.4    $589.4    $529.1
Income before cumulative effect of accounting
changes                                            110.3     107.1      95.5      79.8      71.2
Net income                                         110.3      96.3      95.5      79.8      71.2
Per share:
  Income before cumulative effect of accounting
   changes                                          2.21      2.15      1.92      1.60      1.44
  Net income                                        2.21      1.93      1.92      1.60      1.44
  Dividends                                        .3375     .3000     .2600     .2275     .2050
Total assets                                       852.0     753.4     615.8     596.5     546.2
Long-term debt                                      14.5      17.3      18.7      69.3      70.8

QUARTERLY FINANCIAL DATA:
(in millions except per share data)

                                              1994 QUARTER ENDED
                                 ---------------------------------------------
                                 March 31     June 30     Sept. 30     Dec. 31
                                 --------     -------     --------     -------
   Net sales                       $208.5      $212.5      $217.3      $212.9
   Gross profit                     113.2       110.8       110.8       111.3
   Net income                        29.7        27.0        27.0        26.6
   Net income per share               .60         .54         .54         .53


                                              1993 QUARTER ENDED
                                 ---------------------------------------------
                                 March 31     June 30     Sept. 30     Dec. 31
                                 --------     -------     --------     -------
   Net sales                       $180.0      $183.8      $190.8      $184.8
   Gross profit                      98.4       100.3       101.4       102.7
   Income before cumulative
     effect of accounting changes    26.9        26.9        26.7        26.6
   Net income                        16.1        26.9        26.7        26.6
   Income per share before
     cumulative effect of
     accounting changes               .54         .54         .54         .53
   Net income per share               .32         .54         .54         .53


(Pages 12-13 of 1994 Annual Report to Shareholders)

                   MANAGEMENT'S DISCUSSION OF FINANCIAL
                    CONDITION AND RESULTS OF OPERATIONS
                    -----------------------------------

Results of Operations

During the three years ended December 31, 1994, the Company's sales and earnings continued to grow. In the second quarter of 1993, the Company acquired the net assets and business of Supelco, Inc. ("Supelco") and the stock of Circle AW Products Company ("Circle AW") as described in Note 12 to the consolidated financial statements. The operating results for these businesses are included in the consolidated statements of income from their respective acquisition dates.

Chemical sales increased 11.9%, 10.8% and 11.1% for 1994, 1993 and 1992, respectively. This sales growth is attributed to selective price increases, the annual addition of new products, wider distribution of catalogs and literature and the opening of new foreign sales offices. The effect of translating foreign currency sales into the U.S. dollar had a slightly positive impact on sales for 1994, after reducing sales growth by 3.8% in 1993.
Sales for 1994 and 1993 also benefitted from the acquisition of Supelco in May 1993. For 1994, excluding the benefit of the Supelco acquisition and currency exchange rates, the rate of sales increase slowed due to uncertainties surrounding possible governmental health care reform in the U.S., a slowdown in the growth of research funding and a shortage of stable currencies in selected foreign markets. Price increases for products listed in the Company's general chemical catalogs averaged 5.0% per year in each of the last three years.
New product sales are not material in the year introduced, but do contribute to annual sales growth in subsequent years. Export sales from the United States increased 5.0% and 13.5% in 1994 and 1993, respectively, after remaining even in 1992, reflecting the benefits of the Supelco acquisition and the addition of sales offices in foreign countries to serve as liaisons with United States operations. Emphasis on foreign markets and new sales offices helped achieve growth in foreign direct sales of 16% in 1994, 17% in 1993 and 15% in 1992, after eliminating the effect of changes in foreign currency exchange rates.

Metal sales increased 30.4%, 24.8% and 10.9% for 1994, 1993 and 1992, respectively. The higher growth rates in 1994 and 1993 were due to increased volume from stronger construction demand. The acquisition of Circle AW in June 1993 provided one-third of the 1994 gain and one-half of the 1993 increase. Average selling prices increased 2.0% in both 1994 and 1993, respectively, while 1992 prices were unchanged from 1991.

Cost of products sold was 47.6%, 45.5% and 45.6% of sales in 1994, 1993 and 1992, respectively. The increase in 1994 was due to higher costs for new chemical products, product mix changes, higher metal costs and faster growth in metal sales that have higher product costs than chemicals. The cost of chemical products sold increased by 16.1% in 1994 due to the higher costs of new diagnostic products, more sales of purchased products rather than produced products and increased costs from operating new manufacturing facilities. The cost of metal products sold rose by 37.1% in 1994 as higher steel material costs were not fully recovered through price increases. In 1993, sales price increases offset higher raw material and plant operating costs, resulting in the level of cost of goods sold being essentially unchanged from 1992.

Selling, general and administrative expenses were 32.4%, 32.1% and 31.9% of sales in 1994, 1993 and 1992, respectively. Catalog and promotional expenses increased faster than sales in order to promote new diagnostic products, to distribute additional chromatography catalogs and to advertise the Company's manufacturing capabilities and its wide research product line. Depreciation and amortization expenses also increased due to the Supelco and Circle AW acquisitions in 1993. Net interest costs rose by $1.1 million in 1994 after declining by $2.1 million in 1993, reflecting additional borrowing in connection with the Supelco and Circle AW acquisitions and higher interest rates in 1994. These higher expenses were largely offset by a change in deferred compensation expense from $3.2 million in 1993 to a credit of $1.8 million in 1994.
In 1994, no deferred compensation was earned due to the lower earnings growth, and the decline in the market price of the Company's stock resulted in a reduction in the Company's liability for compensation earned in earlier years.

Management expects future sales growth from continued introduction of new products, more effective distribution of catalogs and added promotional and marketing programs. Additionally, 1995 sales will benefit from new offices added in Austria, Poland and Sweden during 1994.

Liquidity and Capital Resources

In 1994 cash and temporary cash investments remained relatively stable while short-term borrowings were reduced by $18.0 million. In 1993, cash and temporary cash investments decreased $34.7 million and short-term borrowings increased $30.6 million, primarily due to the acquisitions of Supelco and Circle AW, as described in Note 12 to the consolidated financial statements, and increased capital expenditures.

Cash provided by operating activities was $110.0 million in 1994, an increase of $11.3 million from 1993. The increase resulted mainly from the $3.2 million increase in income before cumulative effect of accounting changes and a reduction in the incremental cash invested in inventories from $34.1 million in 1993 to $20.1 million in 1994. Cash generated by operations and available from credit facilities continues to provide sufficient liquidity for present and future operating and capital needs.

Cash in excess of operating and capital needs in 1995 is expected to be used to repay existing borrowings and to be invested on a temporary basis. At December 31, 1994, there was $18.7 million of borrowings outstanding under the Company's credit arrangements, which provide for borrowing up to $100 million.

During 1994, $72.5 million of capital expenditures were made to increase production and distribution capabilities and improve plant efficiencies. Significant expenditures in 1994 included the expansion of large scale production facilities in the United States and Switzerland and the acquisition and equipping of a new distribution facility in Pennsylvania. Capital expenditures are expected to moderate in 1995. The Company has not made any significant commitments for or acquisitions of facilities early in 1995.

Accounting Changes

The Company adopted two new Financial Accounting Standards effective January 1, 1993. See Notes 7 and 11 to the consolidated financial statements for further information regarding these accounting changes.

(Five bar graphs appear on pages 12-13 depicting the following data)

                                               1994    1993    1992
                                              ------  ------  ------
Chemical sales (millions of dollars)          $686.3  $613.1  $553.1

Metal sales (millions of dollars)              164.9   126.3   101.3

Cost of sales (percent of sales)               47.6%   45.5%   45.6%

Operating expenses (percent of sales)          32.4%   32.1%   31.9%

Capital expenditures (millions of dollars)      72.5    75.2    30.9



(Page 14 of 1994 Annual Report to Shareholders)

                     CONSOLIDATED STATEMENTS OF INCOME
                     ---------------------------------
                    (in thousands except per share data)

                                              Years Ended December 31,
                                            ----------------------------
                                              1994      1993      1992
                                            --------  --------  --------
Net sales                                   $851,190  $739,435  $654,406

  Cost of products sold                      405,110   336,639   298,648
                                             -------   -------   -------
Gross profit                                 446,080   402,796   355,758

  Selling, general and
   administrative expenses                   275,771   237,179   208,446
                                             -------   -------   -------
Income before income taxes and
 cumulative effect of accounting changes     170,309   165,617   147,312

  Provision for income taxes                  59,969    58,463    51,854
                                             -------   -------   -------
Income before cumulative effect of
 accounting changes                          110,340   107,154    95,458

  Cumulative effect of accounting changes       --     (10,806)     --
                                             -------   -------   -------
Net income                                  $110,340   $96,348   $95,458
                                             =======   =======   =======
Weighted average number of
 shares outstanding                           49,829    49,802    49,770
                                             =======   =======   =======
Income per share before cumulative
 effect of accounting changes                  $2.21     $2.15     $1.92

  Cumulative effect of accounting changes       --       (0.22)     --
                                             --------  -------   -------
Net income per share                           $2.21     $1.93     $1.92
                                             ========  =======   =======

The accompanying notes are an integral part of these statements.



                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                 ----------------------------------------

To Sigma-Aldrich Corporation:

We have audited the accompanying consolidated balance sheets of Sigma-Aldrich Corporation (a Delaware Corporation) and subsidiaries (the "Company") as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sigma-Aldrich Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Notes 7 and 11 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes and postretirement benefits other than pensions.

                                   /s/ ARTHUR ANDERSEN LLP

                                   ARTHUR ANDERSEN LLP

St. Louis, Missouri
February 14, 1995

(Page 15 of 1994 Annual Report to Shareholders)

                        CONSOLIDATED BALANCE SHEETS
                        ---------------------------
                               (in thousands)
                                                    December 31,
                                              --------------------
ASSETS                                          1994        1993
Current assets:                               --------    --------
Cash                                          $  2,297    $    989
Temporary cash investments                       7,448       9,263

Accounts receivable, less allowance for
doubtful accounts of $7,763 and $6,684,
respectively                                   134,893     113,439
Inventories                                    330,333     305,487
Other current assets                            27,374      21,629
                                               -------     -------
Total current assets                           502,345     450,807
                                               -------     -------
Property, plant and equipment:
Land                                            28,512      24,658
Buildings and improvements                     195,101     166,319
Machinery and equipment                        232,497     203,127
Construction in progress                        50,609      31,432
Less - Accumulated depreciation               (204,030)   (168,214)
                                              --------    --------
Net property, plant and equipment              302,689     257,322
                                              --------    --------
Other assets                                    46,939      45,302
                                              --------    --------
                                              $851,973    $753,431
                                              ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Notes payable                                 $ 18,671    $ 36,747
Current maturities of long-term debt               650         955
Accounts payable                                53,832      43,967
Accrued payroll and other expenses              27,304      25,479
Accrued income taxes                             4,580       4,209
                                               -------     -------
   Total current liabilities                   105,037     111,357
                                               -------     -------
Long-term debt                                  14,478      17,266
                                               -------     -------
Deferred postretirement benefits                27,257      24,559
                                               -------     -------
Deferred compensation                            5,696       9,109
                                               -------     -------
Stockholders' equity:

Common stock                                    49,832      49,805
Capital in excess of par value                  10,004       8,883
Retained earnings                              631,634     538,111
Cumulative translation adjustments               8,035      (5,659)
                                               -------     -------
Total stockholders' equity                     699,505     591,140
                                               -------     -------
                                              $851,973    $753,431
                                               =======     =======

The accompanying notes are an integral part of these balance sheets.

(Page 16 of 1994 Annual Report to Shareholders)
                     CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                     ----------------------------------------------
                         (in thousands except per share data)

                                        Common Stock
                                 100,000 Shares Authorized
                                          ($1.00 Par)         Capital in                Cumulative
                                   ---------------------      Excess of   Retained      Translation
                                   Shares         Amount      Par Value   Earnings      Adjustments
                                   ------        -------      ---------   --------      -----------
 Balance, December 31, 1991        49,746        $49,746       $6,846     $374,187        $10,174

   Net income                         --             --           --        95,458             --

   Dividends ($.26 per share)         --             --           --       (12,941)            --

   Awards under deferred
    compensation plan                  20             20          455          --              --

   Exercise of stock options           10             10          187          --              --

   Translation adjustment             --             --           --           --         (12,365)
                                   ------         ------        -----      -------         -------
 Balance, December 31, 1992        49,776         49,776        7,488      456,704         (2,191)

   Net income                         --             --           --        96,348             --

   Dividends ($.30 per share)         --             --           --       (14,941)            --

   Awards under deferred
   compensation plan                   21             21        1,175           --             --

   Exercise of stock options            8              8          220           --             --

   Translation adjustment             --             --           --            --         (3,468)
                                   ------        -------       ------      -------       --------
 Balance, December 31, 1993        49,805         49,805        8,883      538,111         (5,659)

   Net income                         --             --           --       110,340             --

   Dividends ($.3375 per share)       --             --           --       (16,817)            --

   Awards under deferred
    compensation plan                  19             19          898           --             --

   Exercise of stock options            8              8          223           --             --

   Translation adjustment             --             --           --            --         13,694
                                   ------       --------      -------     --------         ------
   Balance, December 31, 1994      49,832        $49,832      $10,004     $631,634         $8,035
                                   ======       ========      =======     ========         ======

The accompanying notes are an integral part of this statement.

(Page 17 of 1994 Annual Report to Shareholders)
                               CONSOLIDATED STATEMENTS OF CASH FLOWS
                               -------------------------------------
                                          (in thousands)

                                                         Years Ended December 31,
                                                  ------------------------------------
                                                   1994           1993           1992
                                                  ------         ------         ------
Cash flows from operating activities:
  Net income                                    $110,340       $ 96,348       $ 95,458
  Adjustments to reconcile net income to net
   cash provided by operating activities:

    Cumulative effect of accounting changes           --         10,806             --
    Depreciation and amortization                 36,655         32,505         28,863
    Deferred tax provision                          (613)          (252)         1,848
    Postretirement benefits expense                3,547          2,789             --
    Deferred compensation expense (credit)        (1,757)         3,244          2,150
    Deferred compensation payments                  (740)          (810)          (465)
    Increase in accounts receivable              (18,592)       (12,604)       (12,605)
    Increase in inventories                      (20,090)       (34,144)        (5,588)
    Increase in other current assets              (5,222)        (2,537)        (1,331)
    Increase in accounts payable                   6,883          9,949          6,069
    Increase (decrease) in accrued payroll
     and other expenses                              400         (3,900)         4,383
    Decrease in accrued income taxes                (799)        (2,663)        (4,377)
                                                --------       --------       --------
      Net cash provided by operating             110,012         98,731        114,405
      activities                                --------       --------       --------

Cash flows from investing activities:

   Property, plant and equipment additions       (72,494)       (75,182)       (30,886)
   Sale of equipment                               1,203            588            873
   Acquisition of businesses,
    net of cash acquired                            --          (64,015)            --
   Other, net                                     (3,872)          (410)           348
                                                ---------       --------       --------
      Net cash used in investing activities      (75,163)      (139,019)       (29,665)
                                                ---------       --------       --------
Cash flows from financing activities:

    Issuance (repayment) of notes payable        (18,032)        30,649         (6,588)
    Issuance of long-term debt                      --            1,154          1,946
    Repayment of long-term debt                   (3,245)       (10,087)       (49,049)
    Payment of dividends                         (16,817)       (14,941)       (12,941)
    Exercise of employee stock options               231            228            197
                                                --------       --------       --------
      Net cash provided by (used in)             (37,863)         7,003        (66,435)
       financing activities                     --------       --------       --------

Effect of exchange rate changes on cash            2,507         (1,395)        (1,492)
                                                --------        --------      --------
Net change in cash and cash equivalents             (507)       (34,680)        16,813

Cash and cash equivalents at beginning
 of year                                          10,252         44,932         28,119
                                                --------       --------       --------
Cash and cash equivalents at end of year        $  9,745       $ 10,252       $ 44,932
                                                ========       ========       ========


Supplemental disclosures of cash flow information:

Income taxes paid                                $61,349        $61,187        $54,385
Interest paid, net of capitalized interest         3,622          2,320          5,269

The accompanying notes are an integral part of these statements.

(Pages 18-24 of 1994 Annual Report to Shareholders)

                         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:
The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Accounting Changes:
The Company adopted Financial Accounting Standards Nos. 106 and 109 effective January 1, 1993, and elected to recognize the prior years' effect as the cumulative effect of changes in accounting principles. See Note 7 - Income Taxes and Note 11 - Pension and Other Postretirement Benefit Plans for further information regarding these accounting changes.

Financial Instruments:
The Company considers its temporary cash investments, which have original maturities of three months or less, to be cash equivalents for purposes of the consolidated statements of cash flows.

The Company has no financial instruments that have a materially different fair value than the respective instrument's carrying value. Gains and losses on hedges of existing assets or liabilities are recognized monthly as other income or expense.
See Note 5 for further information regarding the Company's hedging activities.

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

NOTE 2 - INVENTORIES

The principal categories of inventories are (in thousands):

                                    December 31,
                              ----------------------
                                1994           1993
                              --------       --------
Finished goods                $250,351       $233,833
Work in process                 20,232         19,457
Raw materials                   59,750         52,197
                              --------       --------
Total                         $330,333       $305,487
                              ========       ========

Chemical products are valued at the lower of cost or market.
Costs for certain domestic chemical inventories (21% of total chemical inventories) are determined using the last-in, first-out method. Costs for other chemical inventories are determined by specific lot using purchase price and cost to manufacture, which includes material, labor and overhead. If the cost of all chemical inventories had been determined using the specific cost method, inventories would have been $7,410,000, $7,327,000, $7,472,000 and $4,514,000 higher than reported at December 31, 1994, 1993, 1992 and 1991, respectively.

Metal inventories are valued at the lower of cost or market, cost being determined using the first-in, first-out method, which includes material, labor and overhead.

NOTE 3 - NOTES PAYABLE

The Company has three unsecured domestic bank revolving credit facilities totaling $70,000,000. A $40,000,000 facility expires in April 1995, with two other facilities of $15,000,000 each expiring in June 1995, or earlier upon notice by either party.
The Company also has two $15,000,000 unsecured multi-currency bank commitments. One facility expires in July 1995 and the other in June 1997. Interest rates for all facilities are based on federal funds, LIBOR, prime or other rates offered by the lending banks. Borrowings outstanding under the domestic arrangements amounted to $9,945,000 at an average interest rate of 6.2% and $24,850,000 at an average interest rate of 3.4% at December 31, 1994 and 1993, respectively. Borrowings under the multi-currency commitments amounted to $6,426,000 at an average interest rate of 6.2% and $9,601,000 at an average interest rate of 6.8% at December 31, 1994 and 1993, respectively. The Company intends to renew all of these facilities before they expire.

Notes payable by foreign subsidiaries amounted to $2,300,000 and $2,296,000 at December 31, 1994 and 1993, respectively, and are payable in local currencies with weighted average interest rates of 3.4% and 5.5% at December 31, 1994 and 1993, respectively.

NOTE 4 - LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

                                  December 31,
                            ----------------------
                              1994           1993
                            -------        -------
6.0% Industrial
Revenue Bonds
due April 1, 2010.......    $ 5,775        $ 5,775

5.875% Industrial
Revenue Bonds
due July 1, 2004.......       3,550          3,550

7.0% Industrial
Revenue Bonds
due Nov. 1, 2014.......       2,700          2,700

Unsecured
Swiss debt.............         397          2,294

Other..................       2,706          3,902
                            -------        -------
                             15,128         18,221
Less-Current
maturities.............        (650)          (955)
                            -------        -------
                            $14,478        $17,266
                            =======        =======

Both the 6.0% and 5.875% Industrial Revenue Bonds are subject to optional redemption by the Company or bondholder in 1997, at which time the interest rate will be adjusted and the next interest rate calculation period will be determined. At the conclusion of each subsequent calculation period, the bonds will again be subject to optional redemption by the Company or bondholder, the interest rate will be adjusted and the next calculation period will be determined. Any such bonds that are redeemed can be reissued by the Company. The 7.0% Industrial Revenue Bonds are subject to optional semi-annual redemption at par value by the Company until November 1, 1999.

At December 31, 1994 and 1993, SFr. 500,000 and SFr. 3,407,000
respectively, were borrowed from the pension fund of Fluka Chemie
AG, a wholly-owned subsidiary. The interest rate on this debt was 5.5% and 6.0% at December 31, 1994 and 1993, respectively. There is no specified repayment schedule for this borrowing.

Total interest expense incurred by the Company, net of immaterial amounts capitalized, was $2,910,000, $2,442,000 and $5,375,000 in
1994, 1993 and 1992, respectively.

NOTE 5 - FINANCIAL DERIVATIVES AND RISK MANAGEMENT

The Company operates internationally, giving rise to exposure resulting from changes in foreign currency exchange rates. Derivative financial instruments are utilized by the Company to reduce the financial impact of those exposures; however, the Company does not hold or issue such financial instruments for trading purposes.

The Company enters into forward exchange contracts to hedge certain receivables and payables denominated in foreign currencies (principally the British pound sterling, German mark, French franc and Swiss franc). Some of the contracts involve the exchange of two foreign currencies, according to the requirements of foreign subsidiaries. The purpose of the Company's hedging activities is to protect the Company from the risk that the receipts resulting from product sales to customers outside the United States and payments for purchases from vendors outside the United States will be adversely affected by changes in exchange rates from the original transaction date. The amount of open forward exchange contracts at December 31, 1994 and 1993 was $128.7 million and $72.7 million, respectively. The term of the contracts is rarely more than six months.

The Company's contracts are with large, reputable commercial banks and, accordingly, the Company expects all counterparties to meet their obligations.

NOTE 6 - LEASE COMMITMENTS

The Company's subsidiaries lease manufacturing and warehouse facilities and computer equipment under non-cancelable leases expiring at various dates through 2022. Rent charged to operations was $9,875,000, $8,222,000 and $6,357,000 in 1994, 1993 and 1992, respectively. Minimum rental commitments for non-cancelable leases in effect at December 31, 1994, are as follows (in thousands):

                1995....... $6,772
                1996.......  5,166
                1997.......  3,890
                1998.......  2,375
                1999.......  1,616
                2000-2022..  1,474

NOTE 7 - INCOME TAXES

The provision for income taxes consists of the following (in thousands):

                           1994           1993           1992
Current:                  ------         ------         ------
     Federal             $50,089        $50,470        $39,519
     State                 5,882          4,654          3,972
     Foreign               4,611          3,591          6,515
                         -------        -------        -------
     Total current        60,582         58,715         50,006
                         -------        -------        -------
Deferred:
     Federal              (1,946)           904          1,950
     State                  (293)           (48)           (39)
     Foreign               1,626         (1,108)           (63)
                         --------        -------        -------
     Total deferred         (613)          (252)         1,848
                         --------        -------        -------
Total tax provision      $59,969        $58,463        $51,854
                        =========      =========      =========

A reconciliation of statutory and effective tax rates is as follows:

                         1994           1993           1992
                        ------         ------         ------
Statutory tax rate       35.0%          35.0%          34.0%

FSC benefits             (1.5)          (1.7)          (1.5)

State income taxes,
net of federal benefits   2.1            2.0            1.9

Foreign taxes              .3           (1.6)          (0.5)

Other, net                (.7)           1.6            1.3
                        ------         ------         ------
                         35.2%          35.3%          35.2%
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

Deferred income tax provisions reflect the effect of temporary differences between financial statement and tax reporting of income and expense items. The net deferred tax assets at December 31, which are included in other assets on the consolidated balance sheet, result from the following temporary differences (in thousands):

                                   1994          1993
Gross deferred                    ------        ------
  assets:
   Inventories                   $14,472       $12,936

   Pension and post-
   retirement benefit plans       11,398         9,679
                                --------      --------
     Total                        25,870        22,615
                                --------      --------
Gross deferred
  liabilities:
   Depreciation                 (17,644)      (14,886)

   Other                         (3,489)       (3,605)
                                --------      --------
    Total                       (21,133)      (18,491)
                                --------      --------
Net deferred tax assets          $ 4,737       $ 4,124
                                ========      ========

At December 31, 1994 and 1993, no valuation allowance for the deferred tax assets was required.

United States taxes are not provided on unremitted earnings and related cumulative translation adjustments of foreign subsidiaries (approximately $84,087,000 at December 31, 1994) because the Company intends to reinvest the earnings indefinitely. The amount of estimated income taxes that would be incurred should such earnings be distributed is not significant due to the availability of foreign tax credits. The Company has a Foreign Sales Corporation ("FSC") subsidiary which is taxed at a lower effective tax rate on its income from export sales from the United States.

NOTE 8 - INSURANCE

The Company's general and products liability insurance coverage, which provides for risks up to $200 million, was renewed during 1994. As is the case with other chemical companies, the current policies exclude coverage for environmental damage and are written on a claims-made basis.

NOTE 9 - COMMON STOCK

The Company's deferred compensation plan provides for cash and common stock payments to certain key employees. Under this plan a bonus pool is calculated by a formula based on the amount of increase in profitability. Bonus units are then awarded. Bonus units are distributed five years after being awarded in the form of one share of common stock for each bonus unit. In addition, the Company makes cash payments equal to the amount of Federal income taxes the employee would be required to pay for the receipt of such stock and cash at the highest marginal Federal income tax rate. Expenses for this plan are recorded during the period for which the calculation is made. During 1994, 1993 and 1992, 18,700, 20,800 and 20,278 shares of common stock, respectively, were issued under this plan. At December 31, 1994, 71,517 bonus units were awarded but not distributed. This plan permits issuance of a maximum of 1,200,000 shares of the Company's common stock, of which 825,855 shares remain to be awarded.

The Company's Share Option Plan of 1987 permits the granting of incentive stock options or non-qualified options to purchase up to 1,000,000 shares of the Company's common stock through 1997. Incentive stock options may not have an option price of less than the fair market value of the shares at the date of the grant.
Options generally become exercisable one year following the grant date, however, options granted in 1994 and 1993 to purchase 160,000 and 193,000 shares, respectively, become exercisable ratably over a five year period. Options to purchase 277,490 shares were exercisable at December 31, 1994. Options to purchase 20,700 shares of the Company's common stock under this plan remain to be granted at December 31, 1994.

Changes in the number of shares subject to option are as follows:

                                                       Shares
                                                       Subject
                                  Price Range         to Option
                                ----------------      ---------
Balance, December 31, 1992      $20.38 -  $50.25       196,110

      Options granted            48.00 -   55.25       370,000
      Options exercised          20.38 -   46.75        (8,420)
      Options cancelled          46.75 -   55.25       (20,900)
                                                       -------
Balance, December 31, 1993      $20.38 -  $55.25       536,790

     Options granted             36.25 -   40.00       419,000
     Options exercised           20.38 -   46.75        (8,800)
     Options cancelled           50.25 -   55.25       (42,000)
                                ------    ------       -------
Balance, December 31, 1994      $20.38 -  $55.25       904,990
                                ======    ======       =======

NOTE 10 - COMPANY OPERATIONS BY SEGMENT

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

                Year          Amount
               -----         --------
                1994         $104,825
                1993           99,876
                1992           88,035

The Company's operations by industry segment are as follows (in thousands):

                                                1994      1993      1992
                                               ------    ------    ------
Net sales to unaffiliated customers:
 Chemical Products                            $686,325  $613,083  $553,127
 Metal Products                                164,865   126,352   101,279
                                              --------  --------  --------
  Total                                       $851,190  $739,435  $654,406
                                              ========  ========  ========
Income before provision for income taxes
and cumulative effect of accounting changes:
 Chemical Products                            $149,444  $148,491  $136,913
 Metal Products                                 23,501    18,649    14,018
 Interest expense, net of interest income       (2,636)   (1,523)   (3,619)
                                              --------  --------  --------
  Total                                       $170,309  $165,617  $147,312
                                              ========  ========  ========
Depreciation:
 Chemical Products                             $29,404   $26,063   $23,916
 Metal Products                                  4,076     3,616     3,461
                                               -------   -------   -------
  Total                                        $33,480   $29,679   $27,377
                                               =======   =======   =======
Capital expenditures:
 Chemical Products                             $68,059   $65,767   $27,164
 Metal Products                                  4,435     9,415     3,722
                                               -------   -------   -------
  Total                                        $72,494   $75,182   $30,886
                                               =======   =======   =======
Identifiable assets at December 31:
 Chemical Products                            $746,887  $658,393  $517,446
 Metal Products                                 95,341    84,786    53,412
 Cash and cash equivalents                       9,745    10,252    44,932
                                              --------  --------  --------
  Total                                       $851,973  $753,431  $615,790
                                              ========  ========  ========

The Company's operations by geographic segment are as follows (in thousands):

                                              1994        1993        1992
                                             ------      ------      ------
Net sales to unaffiliated customers:
 United States                              $602,573    $530,133   $457,275
 Foreign                                     248,617     209,302    197,131
Net intercompany sales between
 geographic areas:
 United States                                92,752      85,521     74,362
 Foreign                                      32,782      27,276     26,709
 Eliminations                               (125,534)   (112,797)  (101,071)
                                            ---------   --------   --------
  Total                                     $851,190    $739,435   $654,406
                                            =========   ========   ========
Income before provision for income taxes
and cumulative effect of accounting changes:
 United States                              $156,380    $158,908   $131,094
 Foreign                                      16,803       9,096     19,797
 Eliminations                                 (2,874)     (2,387)    (3,579)
                                            ---------   --------   --------
  Total                                     $170,309    $165,617   $147,312
                                            =========   ========   ========
Identifiable assets at December 31:
 United States                              $612,721    $551,736   $461,860
 Foreign                                     256,563     225,035    175,244
 Eliminations                                (17,311)    (23,340)   (21,314)
                                            ---------   --------   --------
  Total                                     $851,973    $753,431   $615,790
                                            =========   ========   ========




NOTE 11 - PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

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

The net periodic pension cost for the Company's defined benefit plans is as follows (in thousands):

                                                   December 31,
                          -------------------------------------------------------
                                    Domestic                     Foreign
                          ---------------------------    ------------------------
                           1994       1993      1992      1994      1993     1992
                          ------     ------    ------    ------    ------   ------
  Service cost            $1,669     $1,429    $1,396    $2,336    $1,580    $ 334
  Interest cost            2,196      1,956     1,722     1,760     1,264      265
  Actual return on
    plan assets              329     (2,419)   (1,067)   (1,422)   (2,565)    (706)
  Net amortization
    and deferral          (2,515)       652      (366)     (897)      936      281
                          ------     ------    ------    ------    ------    -----
  Net periodic pension
    cost                  $1,679     $1,618    $1,685    $1,777    $1,215    $ 174
                          ======     ======    ======    ======    ======    =====

The Company's policy is to fund its domestic defined benefit plan with the maximum contribution allowed under the Internal Revenue
Code. Foreign plans are funded at a level to maintain the solvency of the plans as defined by local law. At December 31, 1994, assets of the Company's defined benefit plans were invested in listed common stocks, stock mutual funds, government and corporate bonds and money market instruments. No common stock of the Company is held by these plans.

The funding status of the Company's defined benefit plans and amounts recognized with respect to these plans in the consolidated balance sheets are as follows (in thousands):

                                                                    December 31,
                                                       ------------------------------------
                                                            Domestic            Foreign
                                                       -----------------   ----------------
                                                         1994      1993      1994      1993
Actuarial present value of benefit obligations:         ------    ------    ------    ------
   Vested                                              $25,317   $23,563   $26,496   $23,038
                                                       =======   =======   =======   =======
   Accumulated                                         $26,837   $25,111   $26,496   $23,038
                                                       =======   =======   =======   =======
   Projected                                           $28,986   $27,951   $35,033   $28,982
Plan assets at fair value                               33,975    30,298    38,045    28,257
                                                       -------   -------   -------   -------
Deficiency (excess) of plan assets over projected
 benefit obligations                                    (4,989)   (2,347)   (3,012)      725
Unrecognized net gain (loss)                              (641)     (297)    1,904    (1,478)
Unrecognized prior service cost                         (2,610)   (2,726)   (1,250)   (1,181)
Unrecognized net assets                                    908       998       327       347
                                                       -------   -------   -------   -------
Pension (assets)                                       $(7,332)  $(4,372)  $(2,031)  $(1,587)
                                                       =======   =======   =======   =======


Assumptions used in the preceding determinations, which reflect average long-term expectations and may not represent current experience, are as follows:
                                                         December 31,
                                             --------------------------------------
                                                Domestic                Foreign
                                             --------------          --------------
                                             1994      1993          1994      1993
                                             ----      ----          ----      ----
    Discount rate in determining
     benefit obligations                     8.0%      7.5%          5.3%      5.0%
    Compensation rate increase               6.0%      5.5%          5.5%      4.0%
    Return on plan assets                    8.5%      8.5%          6.8%      6.8%

The Company's 401(k) retirement savings plan provides eligible, domestic employees with retirement benefits in addition to those provided by the defined benefit plan. The plan permits participants to voluntarily contribute up to 15% of their compensation, subject to Internal Revenue Code limitations. The Company also contributes a fixed amount per year for each eligible employee plus a percentage of the employee's contribution. The Company's policy is to fully fund this plan. The cost for this plan was $2,337,000, $2,032,000 and $2,825,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

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

Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", requires that the expected future cost of these benefits be expensed during the years that the employees render service. The Company adopted this accounting principle effective January 1, 1993, and recorded a charge to expense of $21,306,000 ($13,806,000 after tax, or $.28 per share) as the cumulative effect of a change in accounting principle to recognize the prior years' costs. Prior to 1993, benefit costs were recognized as claims were paid. The total cost of postretirement benefits charged to operations was $446,000 in 1992. The components of net postretirement benefit cost for 1994 and 1993 were as follows (in thousands):

                        1994       1993
                       ------     ------
Service cost           $1,414     $1,039
Interest cost           2,133      1,750
                       ------     ------
Net postretirement
benefit cost           $3,547     $2,789
                       ======     ======

Future benefit costs were estimated assuming medical costs increase at a 13.0% annual rate in 1994 decreasing ratably until the year 2000 to a 7.0% growth rate and remaining at 7.0% per year thereafter. A 1.0% increase in this annual trend rate would have increased the accumulated postretirement benefit obligation at December 31, 1994 by $2,630,000 and 1994 postretirement benefit expense by $420,000. The weighted average discount rate used to estimate the accumulated postretirement benefit obligation at December 31, 1994 is 8.0%. Benefits are funded as claims are paid. The accounting change does not impact the Company's cash flows.

A reconciliation of the plan's funded status to the accrued postretirement benefit liability included in the consolidated balance sheet at December 31, is as follows (in thousands):

Accumulated postretirement benefit obligation:                1994       1993
                                                             ------     ------
  Retirees                                                   $8,690     $8,139
  Active - fully eligible                                     5,083      5,613
  Active - other                                             14,519     14,486
                                                             ------     ------
    Total                                                    28,292     28,238
Plan assets at fair value                                      --         --
                                                             ------     ------
Unfunded postretirement benefit obligation                   28,292     28,238
Unrecognized net loss                                          (223)    (3,000)
                                                             ------     ------
Accrued postretirement benefit liability                     28,069     25,238
Less-Current portion included in accrued payroll
   and other expenses                                          (812)      (679)
                                                            -------    -------
Deferred postretirement benefits liability                  $27,257    $24,559
                                                            =======    =======
NOTE 12 - ACQUISITIONS

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

                            Years ended December 31,
                            ------------------------
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