Form 10-K, Exhibit 13
period 1995-12-31
SIGMA ALDRICH CORP
filed 1996-03-29
CIK 90185

(Page 11 of 1995 Annual Report to Shareholders)

                                                 SELECTED FINANCIAL DATA
                                                        (unaudited)
COMMON STOCK DATA:
(per share)

                                    PRICE RANGE
                  -----------------------------------------------
                          1995                      1994                      DIVIDENDS
                  --------------------       --------------------      -------------------
                    HIGH        LOW           HIGH         LOW          1995         1994
                  -------      -------       -------      -------      ------       ------
First Quarter     $42-1/2      $32-1/2       $55-1/4      $46-3/4      $.0900       $.0825
Second Quarter     49-1/2       38-1/4        50-3/4       39           .0900        .0825
Third Quarter      51-3/4       46-3/4        41           30           .0900        .0825
Fourth Quarter     50-1/2       44-1/4        37           31           .1100        .0900

The common stock is traded on the National Market System ("NMS") of the National Association of Securities Dealers Automated Quotation System ("NASDAQ"). The trading symbol is SIAL. Options in the Company's common stock are traded on the Chicago Board Options Exchange.

COMPARATIVE FINANCIAL DATA:
(in millions except per share data)

                                                 1995      1994      1993      1992      1991
                                                ------    ------    ------    ------    ------
Net sales                                       $959.8    $851.2    $739.4    $654.4    $589.4
Income before cumulative effect of accounting
changes                                          131.7     110.3     107.1      95.5      79.8
Net income                                       131.7     110.3      96.3      95.5      79.8
Per share:
  Income before cumulative effect of accounting
   changes                                        2.64      2.21      2.15      1.92      1.60
  Net income                                      2.64      2.21      1.93      1.92      1.60
  Dividends                                      .3800     .3375     .3000     .2600     .2275
Total assets                                     985.2     852.0     753.4     615.8     596.5
Long-term debt                                    13.8      14.5      17.3      18.7      69.3


QUARTERLY FINANCIAL DATA:
(in millions except per share data)

                                1995 QUARTER ENDED
                    -----------------------------------------
                    March 31    June 30   Sept. 30    Dec. 31
                    --------    -------   --------    -------
Net sales             $244.8     $243.3     $239.1     $232.6
Gross profit           130.0      128.9      126.7      126.3
Net income              32.7       33.5       33.2       32.3
Net income per share     .66        .67        .66        .65

                               1994 QUARTER ENDED
                    -----------------------------------------
                    March 31   June 30    Sept. 30    Dec. 31
                    --------   -------    --------    -------
Net sales             $208.5    $212.5      $217.3     $212.9
Gross profit           113.2     110.8       110.8      111.3
Net income              29.7      27.0        27.0       26.6
Net income per share     .60       .54         .54        .53

(Pages 12-13 of 1995 Annual Report to Shareholders)

MANAGEMENT'S DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
------------------------------------------------------------------------

Results of Operations

During the three years ended December 31, 1995, the Company's sales and earnings continued to grow. In the second quarter of 1993, the Company acquired the net assets and business of Supelco, Inc. ("Supelco") and the stock of Circle AW Products Company ("Circle AW") as described in Note 12 to the consolidated financial statements. The operating results for these businesses are included in the consolidated statements of income from their respective acquisition dates.

Chemical sales increased 13.0%, 11.9%, and 10.8% for 1995, 1994 and 1993, respectively. This sales growth is attributed to selective price increases, the annual addition of new products and the opening of new international sales offices. Price increases for products listed in the general chemical catalogs averaged 4.5% in 1995 and 5.0% in 1994 and 1993. New product sales are not material in the year introduced, but do contribute to sales growth in subsequent years. The effect of translating foreign currency sales into the U.S. dollar represented 3.5% of the increase for 1995 sales after having only a slightly positive impact on 1994 sales growth. Chemical sales for 1995 also benefited from aggressive marketing and closer customer contacts. Sales gains for 1994 and 1993 reflect a benefit from the acquisition of Supelco in May 1993. The growth rate for U.S. sales has slowed in the past two years due to reduced growth in research funding and uncertainties surrounding possible government health care reform. Emphasis on international markets and new sales offices helped achieve growth in international direct sales of 18% in 1995, 16% in 1994 and 17% in 1993, after eliminating the effect of changes in currency exchange rates. The increase in direct international sales is partially offset by a slowing in the growth of export sales from the United States. The increases in export sales of 2%, 5% and 13% in 1995, 1994 and 1993 respectively, reflect the transfer of sales to the new international offices.

Metal sales increased 11.6%, 30.4%, and 24.8% for 1995, 1994 and 1993, respectively. Average selling prices increased 6% in 1995 after increasing 2% in both 1994 and 1993, all in response to higher raw material costs. Excluding the effect of higher prices, the slower growth in 1995 resulted from slowing construction demand. The higher growth rates in 1994 and 1993 were due to increased volume from stronger construction demand and the acquisition of Circle AW in June 1993 which provided one-third of the 1994 gain and one-half of the 1993 increase.

Cost of products sold was 46.7%, 47.6%, and 45.5% of sales in 1995, 1994 and 1993, respectively. The decrease in 1995 is due to increased utilization of new facilities, productivity gains, a higher proportion of sales of manufactured chemical products and higher selling prices for metal products. As a result of these improvements, the cost of chemical products sold increased by 10.6% and the cost of metal products sold increased by 10.5% in 1995, compared to sales increases of 13.0% and 11.6%, respectively. The increase in the cost level for 1994 was due to higher costs for new chemical products, product mix changes, higher metal costs and faster growth in metal sales that have higher product costs than chemicals. The cost of chemical products sold increased by 16.1% in 1994 due to the higher costs of new diagnostic products, more sales of purchased products rather than produced products and increased costs from operating new manufacturing facilities. The cost of metal products sold rose by 37.1% in 1994 as higher steel material costs were not fully recovered through price increases.

Selling, general and administrative expenses were 32.1%, 32.4%, and 32.1% of sales in 1995, 1994 and 1993, respectively. The decrease in 1995 reflects ongoing efforts to effectively manage staffing levels and control other significant operating expenses. Net interest costs declined in 1995 by $1.5 million, reflecting a substantial increase in cash and temporary cash investments provided by operations and a reduced level of capital expenditures. In 1994, net interest costs increased by $1.1 million, reflecting the additional borrowing for the Supelco and Circle AW acquisitions and higher interest rates in 1994. In 1995, the control of significant operating expenses and decline in net interest costs were partially offset by an increase in deferred compensation expense from a credit of $1.8 million in 1994 to an expense of $4.1 million in 1995. The expense in 1995 was due to improved operating results and increases in the Company's stock price compared to the omission of deferred compensation awards for 1994 due to lower earnings growth and a decline in the market price of the stock in 1994.

Management expects future sales growth from the continued introduction of new products, more effective distribution of catalogs and added promotional and marketing programs, including the addition of a sales and marketing unit to actively promote sales of research chemicals. Additionally, 1996 sales will benefit from new sales offices added in Norway and South Africa early in the year.

Liquidity and Capital Resources

In 1995, cash and temporary cash investments increased $74.2 million while short-term borrowings were reduced by $11.4 million. At December 31, 1995, there were $4.9 million of borrowings outstanding under the Company's credit arrangements, which provide for borrowing up to $100 million. In 1994, cash and temporary cash investments remained relatively stable while short-term borrowings were reduced by $18.0 million.

Cash provided by operating activities was $161.3 million in 1995, an increase of $51.2 million from 1994. The improvement resulted mainly from a $21.3 million increase in net income in 1995 and a reduction in the incremental cash required for accounts receivable and inventories from $38.7 million in 1994 to $22.2 million in 1995. Cash generated by operations and available from credit facilities continues to provide sufficient liquidity for present and future operating and capital needs.

Cash currently available and expected to be generated in 1996 will be invested on a temporary basis. Longer term, excess funds are expected to be reinvested in the business to expand production and distribution capacity. Also, depending on opportunities and market conditions, funds may be used to acquire new businesses, as well as other possible uses. These investments will enable the Company to continue to grow sales and profits.

During 1995, $60.2 million of capital expenditures were made to increase production and distribution capabilities and improve plant efficiencies. Significant expenditures in 1995 included the construction of production facilities in the United States, the United Kingdom and Israel. Capital expenditures are expected to increase in 1996 to complete construction of the production facilities in the U.S., U.K. and Israel and to continue to expand international operations as well as invest in selected domestic improvements. The Company has not made any other significant commitments for, or acquisitions of, capital facilities early in 1996.

(Five bar graphs appear on pages 12-13 depicting the following data)

                                              1995     1994     1993
                                             ------   ------   ------
Chemical sales (millions of dollars)         $775.8   $686.3   $613.1

Metal sales (millions of dollars)             184.0    164.9    126.3

Cost of Products Sold (percent of sales)      46.7%    47.6%    45.5%

Selling, General and Administrative
     Expenses (percent of sales)              32.1%    32.4%    32.1%

Capital Expenditures (millions of dollars)    $60.2    $72.5    $75.2



(Page 14 of 1995 Annual Report to Shareholders)

                                  CONSOLIDATED STATEMENTS OF INCOME
                                  ---------------------------------
                                 (in thousands except per share data)

                                                                 Years Ended December 31,
                                                            ----------------------------------
                                                              1995         1994         1993
                                                            --------     --------     --------
Net sales                                                   $959,822     $851,190     $739,435
  Cost of products sold                                      447,898      405,110      336,639
                                                            --------     --------     --------
Gross profit                                                 511,924      446,080      402,796
  Selling, general and administrative expenses               307,764      275,771      237,179
                                                            --------     --------     --------
Income before provision for income taxes and cumulative
 effect of accounting changes                                204,160      170,309      165,617
  Provision for income taxes                                  72,477       59,969       58,463
                                                            --------      -------      -------
Income before cumulative effect of accounting changes        131,683      110,340      107,154
  Cumulative effect of accounting changes                       --           --        (10,806)
                                                            --------      -------      -------
Net income                                                  $131,683     $110,340      $96,348
                                                            ========     ========      =======
Weighted average number of shares outstanding                 49,857       49,829       49,802
                                                            ========     ========      =======
Income per share before cumulative effect of accounting
 changes                                                       $2.64        $2.21        $2.15
  Cumulative effect of accounting changes                        --          --          (0.22)
                                                            --------     --------      -------
Net income per share                                           $2.64        $2.21        $1.93
                                                            ========     ========      =======
The accompanying notes are an integral part of these statements.

                       REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                       ----------------------------------------

To Sigma-Aldrich Corporation:

We have audited the accompanying consolidated balance sheets of Sigma-Aldrich Corporation (a Delaware Corporation) and subsidiaries (the "Company") as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sigma-Aldrich Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Notes 7 and 11 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes and postretirement benefits other than pensions.

/s/  ARTHUR ANDERSEN LLP
ARTHUR ANDERSEN LLP


St. Louis, Missouri,
February 16, 1996

(Page 15 of 1995 Annual Report to Shareholders)

                        CONSOLIDATED BALANCE SHEETS
                        ---------------------------
                              (in thousands)

                                                    December 31,
                                               -----------------------
                                                1995            1994
                                               -------        --------
ASSETS
Current assets:
Cash and temporary cash investments           $ 83,969        $  9,745
Accounts receivable, less allowance for
doubtful accounts of $8,838 and $7,763,
respectively                                   144,661         134,893
Inventories                                    346,388         330,333
Other current assets                            34,983          27,374
                                               -------         -------
Total current assets                           610,001         502,345
                                               -------         -------
Property, plant and equipment:
Land                                            29,365          28,512
Buildings and improvements                     211,805         195,101
Machinery and equipment                        301,314         232,497
Construction in progress                        30,086          50,609
Less - Accumulated depreciation               (244,649)       (204,030)
                                              --------        --------
Net property, plant and equipment              327,921         302,689
                                              --------        --------
Other assets                                    47,266          46,939
                                              --------        --------
                                              $985,188        $851,973
                                              ========        ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Notes payable                                 $  7,306        $ 18,671
Current maturities of long-term debt               459             650
Accounts payable                                57,087          53,832
Accrued payroll and other expenses              34,062          27,304
Accrued income taxes                             9,097           4,580
                                               -------         -------
Total current liabilities                      108,011         105,037
                                               -------         -------
Long-term debt                                  13,834          14,478
                                               -------         -------
Deferred postretirement benefits                29,910          27,257
                                               -------         -------
Deferred compensation                            8,699           5,696
                                               -------         -------
Stockholders' equity:
Common stock                                    49,877          49,832
Capital in excess of par value                  11,455          10,004
Retained earnings                              744,370         631,634
Cumulative translation adjustments              19,032           8,035
                                              --------        --------
Total stockholders' equity                     824,734         699,505
                                              --------        --------
                                              $985,188        $851,973
                                              ========        ========

The accompanying notes are an integral part of these balance sheets.

(Page 16 of 1995 Annual Report to Shareholders)

                                             CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
                                             ----------------------------------------------
                                                   (in thousands except per share data)


                                      Common Stock
                                100,000 Shares Authorized
                                        ($1.00 Par)         Capital in                    Cumulative
                                  ---------------------      Excess of      Retained     Translation
                                  Shares        Amount       Par Value      Earnings     Adjustments
                                  ------        -------      ---------      --------     -----------
Balance, December 31, 1992        49,776        $49,776        $7,488       $456,704       $(2,191)
  Net income                          --             --            --         96,348            --
  Dividends ($.30 per share)          --             --            --        (14,941)           --
  Awards under deferred
   compensation plan                  21             21         1,175             --            --
  Exercise of stock options            8              8           220             --            --
  Translation adjustment              --             --            --             --        (3,468)
                                  ------         ------        ------        -------        ------
Balance, December 31, 1993        49,805         49,805         8,883        538,111        (5,659)

  Net income                          --             --            --        110,340            --
  Dividends ($.3375 per share)        --             --            --        (16,817)           --
  Awards under deferred
   compensation plan                  19             19           898             --            --
  Exercise of stock options            8              8           223             --            --
  Translation adjustment              --             --            --             --        13,694
                                  ------         ------        ------        -------        ------
Balance, December 31, 1994        49,832         49,832        10,004        631,634         8,035

  Net income                          --             --            --        131,683           --
  Dividends ($.38 per share)          --             --            --        (18,947)          --
  Awards under deferred
   compensation plan                  18             18           564             --           --
  Exercise of stock options           27             27           887             --           --
  Translation adjustment              --             --            --             --        10,997
                                  ------        -------       -------       --------       -------
Balance, December 31, 1995        49,877        $49,877       $11,455       $744,370       $19,032
                                  ======        =======       =======       ========       =======

The accompanying notes are an integral part of this statement.

(Page 17 of 1995 Annual Report to Shareholders)

                                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                     -------------------------------------
                                                 (in thousands)

                                                                    Years Ended December 31,
                                                               --------------------------------
                                                                 1995       1994         1993
                                                               --------   --------     --------
Cash flows from operating activities:
  Net income                                                   $131,683   $110,340      $96,348
  Adjustments to reconcile net income to net cash
  provided by operating activities:
    Cumulative effect of accounting changes                          --         --       10,806
    Depreciation and amortization                                40,872     36,655       32,505
    Deferred income taxes                                         1,037       (613)        (252)
    Postretirement benefits expense                               3,584      3,547        2,789
    Deferred compensation expense (credit)                        4,111     (1,757)       3,244
    Deferred compensation payments                                 (526)      (740)        (810)
    Increase in accounts receivable                              (8,910)   (18,592)     (12,604)
    Increase in inventories                                     (13,328)   (20,090)     (34,144)
    Increase in other current assets                             (7,384)    (5,222)      (2,537)
    Increase in accounts payable                                  1,182      6,883        9,949
    Increase (decrease) in accrued payroll and other expenses     5,350        400       (3,900)
    Increase (decrease) in accrued income taxes                   3,584       (799)      (2,663)
                                                                -------    -------      -------
      Net cash provided by operating activities                 161,255    110,012       98,731
                                                                -------    -------      -------
Cash flows from investing activities:
  Property, plant and equipment additions                       (60,224)   (72,494)     (75,182)
  Sale of equipment                                               2,096      1,203          588
  Acquisition of businesses, net of cash acquired                    --         --      (64,015)
  Other, net                                                         --     (3,872)        (410)
                                                                -------    -------     --------
      Net cash used in investing activities                     (58,128)   (75,163)    (139,019)
                                                                -------    -------     --------
Cash flows from financing activities:
    Issuance (repayment) of notes payable                       (10,850)   (18,032)      30,649
    Issuance of long-term debt                                       --         --        1,154
    Repayment of long-term debt                                  (1,236)    (3,245)     (10,087)
    Payment of dividends                                        (18,947)   (16,817)     (14,941)
    Exercise of employee stock options                              914        231          228
                                                                -------    -------       ------
      Net cash provided by (used in) financing activities       (30,119)   (37,863)       7,003
                                                                -------    -------       ------

Effect of exchange rate changes on cash                           1,216      2,507       (1,395)
                                                                -------    -------      -------
Net change in cash and cash equivalents                          74,224       (507)     (34,680)

Cash and cash equivalents at beginning of year                    9,745     10,252       44,932
                                                                -------     ------      -------
Cash and cash equivalents at end of year                        $83,969     $9,745      $10,252
                                                                =======     ======      =======
Supplemental disclosures of cash flow information:

  Income taxes paid                                             $68,187     $61,349     $61,187
  Interest paid, net of capitalized interest                      1,922       3,622       2,320

The accompanying notes are an integral part of these statements.


(Pages 18-24 of 1995 Annual Report to Shareholders)


                        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 1 -Summary Of Significant Accounting Policies

Principles of Consolidation:
The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Reclassifications:
Certain prior years' amounts in the consolidated financial statements have been reclassified to conform to the presentation used for 1995.

Accounting Changes:
The Company adopted Statements of Financial Accounting Standards Nos. 106 and 109 effective January 1, 1993, and elected to recognize the prior years' effect as the cumulative effect of changes in accounting principles. See Note 7 - Income Taxes and Note 11 - Pension and Other Postretirement Benefit Plans for further information regarding these accounting changes.

Financial Instruments:
The Company considers its temporary cash investments, which have original maturities of three months or less, to be cash equivalents.
The Company has no financial instruments that have a materially different fair value than the respective instrument's carrying value. Gains and losses on hedges of existing assets or liabilities are recognized monthly and are included in selling, general and administrative expenses. See Note 5 - Financial Derivatives and Risk Management for further information regarding the Company's hedging activities.

Property, Plant and Equipment:
The cost of property, plant and equipment is depreciated over the estimated useful lives of the assets using the straight-line method with lives ranging from three to twelve years for machinery and equipment and fifteen to forty years for buildings and improvements. The Company capitalizes interest as part of the cost of constructing major facilities and equipment.

Net Income Per Share:
Net income per share is based on the weighted average number of shares outstanding during each period.

Foreign Currency Translation:
Foreign currency assets and liabilities are translated at current exchange rates and profit and loss accounts are translated at weighted average exchange rates. Resulting translation gains and losses are included as a separate component of stockholders' equity.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

NOTE 2 - Inventories

The principal categories of inventories are (in thousands):

                          December 31,
                     ---------------------
                       1995         1994
                     --------     --------
Finished goods       $279,178     $270,341
Work in process        20,382       20,232
Raw materials          46,828       39,760
                     --------     --------
Total                $346,388     $330,333
                     ========     ========

Chemical products are valued at the lower of cost or market. Costs for certain domestic chemical inventories (22% of total chemical inventories) are determined using the last-in, first-out method. Costs for other chemical inventories are determined by specific lot using purchase price and cost to manufacture, which includes material, labor and overhead. If the cost of all chemical inventories had been determined using the specific cost method, inventories would have been $8,062,000, $7,410,000, $7,327,000 and
$7,472,000 higher than reported at December 31, 1995, 1994, 1993 and 1992, respectively.

Metal inventories are valued at the lower of cost or market, cost being determined using the first-in, first-out method, which includes material, labor and overhead.

NOTE 3 - Notes Payable

The Company has three unsecured domestic bank revolving credit facilities totaling $70,000,000. A $40,000,000 facility expires in May 1996, with two other facilities of $15,000,000 each expiring in June 1996, or earlier upon notice by either party. The Company also has two unsecured multi-currency bank commitments totaling $30,000,000. Both facilities expire in June 1997. Interest rates for all facilities are based on federal funds, LIBOR, prime or other rates offered by the lending banks. No borrowings were outstanding under the domestic arrangements at December 31, 1995. At December 31, 1994, $9,945,000 of borrowings were outstanding at an average interest rate of 6.2%. Borrowings of $4,934,000 and $6,426,000 under the multi-currency commitments were outstanding at December 31, 1995 and 1994, respectively, with average interest rates of 4.7% and 6.2% at December 31, 1995 and 1994, respectively. The Company intends to renew all of these facilities before they expire.

Notes payable by international subsidiaries were $2,372,000 and $2,300,000 at December 31, 1995 and 1994, respectively, and are payable in local currencies with weighted average interest rates of 3.1% and 3.4% at December 31, 1995 and 1994, respectively.

NOTE 4 - Long-Term Debt

Long-term debt consists of the following (in thousands):

                                December 31,
                           ---------------------
                             1995          1994
                           -------       -------
6.0% Industrial
Revenue Bonds
due April 1, 2010          $ 5,775       $ 5,775

5.875% Industrial
Revenue Bonds
due July 1, 2004             3,550         3,550

7.0% Industrial
Revenue Bonds
due Nov. 1, 2014             2,700         2,700

Unsecured
Swiss debt                     485           397

Other                        1,783         2,706
                            ------        ------
                            14,293        15,128
Less-Current
maturities                    (459)         (650)
                           -------       -------
                           $13,834       $14,478
                           =======       =======

Both the 6.0% and 5.875% Industrial Revenue Bonds are subject to optional redemption by the Company or bondholders beginning in 1997, at which time the interest rate will be adjusted and the next interest rate calculation period will be determined. Any such bonds that are redeemed can be reissued by the Company. The 7.0% Industrial Revenue Bonds are subject to optional semi-annual redemption at par value by the Company until November 1, 1999.

At December 31, 1995 and 1994, SFr. 500,000 was borrowed from the pension fund of Fluka Chemie AG, a wholly-owned subsidiary. The interest rate on this debt was 5.5% at both December 31, 1995 and 1994. There is no specified repayment schedule for this borrowing.

Total interest expense incurred by the Company, net of immaterial amounts capitalized, was $1,647,000, $2,910,000 and $2,442,000 in 1995, 1994 and 1993,
respectively.

NOTE 5 - Financial Derivatives And Risk Management

The Company operates internationally, giving rise to exposure resulting from changes in foreign currency exchange rates. Derivative financial instruments are utilized by the Company to reduce the financial impact of those exposures; however, the Company does not hold or issue such financial instruments for trading purposes.

The Company enters into forward exchange contracts to hedge certain receivables and payables denominated in foreign currencies (principally the British pound sterling, German mark, French franc and Swiss franc). Some of the contracts involve the exchange of two foreign currencies, according to the requirements of international subsidiaries. The purpose of the Company's hedging activities is to protect the Company from the risk that the receipts resulting from product sales to customers outside the United States and payments for purchases from vendors outside the United States will be adversely affected by changes in exchange rates from the original transaction date. The amount of open forward exchange contracts at December 31, 1995 and 1994 was $130.9 million and $128.7 million, respectively. The terms of the contracts are generally less than six months.

The Company's contracts are with large, reputable commercial banks and, accordingly, the Company expects all counterparties to meet their obligations.

NOTE 6 - Lease Commitments

The Company's subsidiaries lease manufacturing and warehouse facilities and computer equipment under non-cancelable leases expiring at various dates through 2022. Rent charged to operations was $8,322,000, $9,875,000 and $8,222,000 in 1995, 1994 and 1993, respectively. Minimum rental commitments for non-cancelable leases in effect at December 31, 1995, are as follows (in thousands):

                            1996        $7,359
                            1997         4,938
                            1998         3,197
                            1999         1,359
                            2000         1,168
                            2001-2022    1,746

NOTE 7 - Income Taxes

The provision for income taxes consists of the following (in thousands):

                                          1995      1994      1993
                                        -------   -------   -------
Current:
Federal                                 $55,721   $50,089   $50,470
State                                     6,399     5,882     4,654
International                             9,320     4,611     3,591
                                         ------    ------    ------
Total current                            71,440    60,582    58,715
                                         ------    ------    ------
Deferred:
Federal                                    (394)   (1,946)      904
State                                       (74)     (293)      (48)
International                             1,505     1,626    (1,108)
                                         ------    -------   -------
Total deferred                            1,037      (613)     (252)
                                        -------   -------   -------
Total provision for income taxes        $72,477   $59,969   $58,463
                                        =======   =======   =======

A reconciliation of statutory and effective tax rates is as follows:

                                   1995         1994         1993
                                   -----        -----        -----
Statutory tax rate                 35.0%        35.0%        35.0%
FSC benefits                       (1.7)        (1.5)        (1.7)
State income taxes,
  net of federal benefits           2.0          2.1          2.0
International taxes                 (.5)          .3         (1.6)
Other, net                           .7          (.7)         1.6
                                   -----        -----        -----
                                   35.5%        35.2%        35.3%
                                   =====        =====        =====

The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", effective January 1, 1993, which resulted in a cumulative adjustment that increased net income by $3,000,000, or $.06 per share. This was due to deferred income taxes being recorded under prior accounting standards at the tax rate in effect when the deferrals arose (generally 46% and 40%), whereas the new accounting standard requires that deferred income taxes be recorded at the rate that will be in effect when the income taxes are expected to be paid (35% under current tax law).
Deferred income tax provisions reflect the effect of temporary differences between financial statement and tax reporting of income and expense items.
The net deferred tax assets at December 31, which are included in other assets on the consolidated balance sheets, result from the following temporary differences (in thousands):

                         1995           1994
                        -------        -------
Gross deferred
assets:

Inventories             $16,668        $14,472
Pension and
postretirement
benefit plans            13,320         11,398
                         ------         ------
Total                    29,988         25,870
                         ------         ------
Gross deferred
liabilities:

Depreciation            (20,432)       (17,644)
Other                    (5,856)        (3,489)
                        --------       --------
Total                   (26,288)       (21,133)
                        --------       --------
Net deferred
tax assets               $3,700         $4,737
                        ========       ========

At December 31, 1995 and 1994, no valuation allowance for the deferred tax assets was required.

United States taxes are not provided on unremitted earnings and related cumulative translation adjustments of international subsidiaries (approximately $100,700,000 at December 31, 1995) because the Company intends to reinvest the earnings indefinitely. The estimated amount of income taxes that would be incurred should such earnings be distributed is not significant due to the availability of foreign tax credits. The Company has a Foreign Sales Corporation ("FSC") subsidiary which is taxed at a lower effective tax rate on its income from export sales from the U.S.

NOTE 8 - Insurance

The Company's general and products liability insurance coverage, which provides for risks up to $200 million, was renewed during 1995. The current policies provide limited coverage for environmental damage and are written on a claims-made basis.

NOTE 9 - Common Stock

The Company's deferred compensation plan provides for cash and common stock payments to certain key employees. Under this plan, a bonus pool is calculated by a formula based on the amount of increase in profitability. Bonus units are then awarded. Bonus units are distributed five years after being awarded in the form of one share of common stock for each bonus unit.
In addition, the Company makes cash payments equal to the amount of Federal income taxes the employee would be required to pay for the receipt of such stock and cash at the highest marginal Federal income tax rate. Expenses for this plan are recorded during the period for which the calculation is made. During 1995, 1994 and 1993, 17,900, 18,700 and 20,800 shares of common stock, respectively, were issued under this plan. At December 31, 1995, 52,917 bonus units were awarded but not distributed. This plan permits issuance of a maximum of 1,200,000 shares of the Company's common stock, of which 825,855 shares remain to be awarded.

In 1995, the Company adopted the Share Option Plan of 1995. This plan replaces the Share Option Plan of 1987. The plan permits the granting of incentive stock options or non-qualified options to purchase up to 2,000,000 shares of the Company's common stock through 2005. Incentive stock options may not have an option price of less than the fair market value of the shares at the date of the grant. Options generally become exercisable one year following the grant date and expire ten years after the grant date. In 1995, the Company granted stock options under the plan to purchase 16,000 shares at an average price of $46.83 per share. These options become exercisable in 1996. Options to purchase 1,984,000 shares of the Company's common stock under this plan remain to be granted at December 31, 1995.

The Company's Share Option Plan of 1987, which permitted the granting of incentive stock options or non-qualified options to purchase up to 1,000,000 shares of the Company's common stock through 1997, was succeeded by the Share Option Plan of 1995. Options granted had an option price equal to the market value of the shares at the date of the grant. Options are generally exercisable one year following the grant date, however, options granted in 1994 and 1993 to purchase 160,000 and 130,000 shares, respectively, become exercisable ratably over a five year period. No further options will be issued under the Share Option Plan of 1987 and the balance of the shares that had been reserved for issuance under this plan were released.

Changes in the number of shares subject to option under the Share Option Plan of 1987 are as follows:

                                                        Shares Subject
                                         Price Range       to Option
                                       ---------------     ----------
Balance, December 31, 1993             $20.38 - $55.25       536,790

      Options granted                   36.25 -  40.00       419,000
      Options exercised                 20.38 -  46.75        (8,800)
      Options cancelled                 50.25 -  55.25       (42,000)
                                                             -------
Balance, December 31, 1994             $20.38 - $55.25       904,990

      Options granted                       36.25              5,000
      Options exercised                 20.38 -  46.75       (27,350)
      Options cancelled                 36.25 -  53.75       (30,452)
                                       ------   ------       -------
Balance, December 31, 1995             $20.38 - $55.25       852,188
                                       ======   ======       =======


NOTE 10 - Company Operations By Segment

The Chemical Products segment distributes biochemicals, organic chemicals, chromatography products, diagnostic reagents and related products for use in research and development, in the diagnosis of disease and in manufacturing. These products are both manufactured by the Company and purchased for resale. The Metal Products segment manufactures and distributes components for metal frameworks used in industry to support pipes, lighting fixtures and conduit, continuous networks of trays used in routing power and telecommunications cabling and electrical enclosures. Sales between these two industry segments are not significant. Cash and temporary cash investments are considered available for general corporate purposes and, accordingly, are not allocated to the identifiable assets of either segment. The United States sales to unaffiliated customers presented in the summary of operations by geographic segment on page 22 include sales to international markets as follows (in thousands):

                             Year     Amount
                             ----    --------
                             1995    $107,255
                             1994     104,825
                             1993      99,876

The Company's operations by industry segment are as follows (in thousands):



Net sales to unaffiliated customers:          1995         1994          1993
                                            --------     --------      --------
  Chemical Products                         $775,862     $686,325      $613,083
  Metal Products                             183,960      164,865       126,352
                                            --------     --------      --------
    Total                                   $959,822     $851,190      $739,435
                                            ========     ========      ========
Income before provision for income taxes
and cumulative effect of accounting changes:

  Chemical Products                          $177,334     $149,444     $148,491
  Metal Products                               27,916       23,501       18,649
  Interest expense, net of interest income     (1,090)      (2,636)      (1,523)
                                             --------     --------     --------
    Total                                    $204,160     $170,309     $165,617
                                             ========     ========     ========
Depreciation:
  Chemical Products                           $33,312      $29,404      $26,063
  Metal Products                                4,239        4,076        3,616
                                              -------      -------      -------
    Total                                     $37,551      $33,480      $29,679
                                              =======      =======      =======
Capital expenditures:
  Chemical Products                           $45,397      $68,059      $65,767
  Metal Products                               14,827        4,435        9,415
                                              -------      -------      -------
    Total                                     $60,224      $72,494      $75,182
                                              =======      =======      =======
Identifiable assets at December 31:
  Chemical Products                          $789,058     $746,887     $658,393
  Metal Products                              112,161       95,341       84,786
  Cash and cash equivalents                    83,969        9,745       10,252
                                             --------     --------     --------
    Total                                    $985,188     $851,973     $753,431
                                             ========     ========     ========

The Company's operations by geographic segment are as follows  (in thousands):

                                                    1995        1994         1993
                                                  --------    --------     --------
Net sales to unaffiliated customers:
  United States                                   $641,167    $602,573     $530,133
  International                                    318,655     248,617      209,302
Net intercompany sales between geographic areas:
  United States                                    125,652      92,752       85,521
  International                                     36,735      32,782       27,276
  Eliminations                                    (162,387)   (125,534)    (112,797)
                                                  --------    --------     --------
    Total                                         $959,822    $851,190     $739,435
                                                  ========    ========     ========
Income before provision for income taxes
and cumulative effect of accounting changes:
  United States                                   $172,308    $156,380     $158,908
  International                                     36,760      16,803        9,096
  Eliminations                                      (4,908)     (2,874)      (2,387)
                                                  --------    --------     --------
    Total                                         $204,160    $170,309     $165,617
                                                  ========    ========     ========
Identifiable assets at December 31:
  United States                                   $695,326    $612,721     $551,736
  International                                    307,902     256,563      225,035
  Eliminations                                     (18,040)    (17,311)     (23,340)
                                                  --------    --------     --------
    Total                                         $985,188    $851,973     $753,431
                                                  ========    ========     ========


NOTE 11 - Pension And Other Postretirement Benefit Plans

Pension and Retirement Savings Plans
The Company and its subsidiaries have several retirement plans covering substantially all U.S. employees and certain employees of international subsidiaries. The Company's defined benefit plans provide all eligible employees with a retirement benefit based upon compensation and years of service with the Company.

The net periodic pension cost for the Company's defined benefit plans is as follows (in thousands):

                                                         December 31,
                                 ---------------------------------------------------------
                                         United States                International
                                 ----------------------------   --------------------------
                                  1995       1994       1993     1995      1994      1993
                                 ------     ------     ------   ------    ------    ------
Service cost                     $1,673     $1,669     $1,429   $1,997    $2,336    $1,580
Interest cost                     2,391      2,196      1,956    2,123     1,760     1,264
Actual return on plan assets     (6,918)       329     (2,419)  (3,508)   (1,422)   (2,565)
Net amortization and deferral     4,280     (2,515)       652      790      (897)      936
                                 ------     ------     ------   ------    ------    ------
Net periodic pension cost        $1,426     $1,679     $1,618   $1,402    $1,777    $1,215
                                 ======     ======     ======   ======    ======    ======

The Company's funding policy for its U.S. defined benefit plan is to contribute amounts that meet minimum funding requirements but which do not exceed the maximum funding limits as currently determined under applicable tax regulations. International plans are funded at a level to maintain the solvency of the plans as defined by local law. At December 31, 1995, assets of the Company's defined benefit plans were invested in listed common stocks, stock mutual funds, government and corporate bonds and money market instruments. No common stock of the Company is held by these plans.

The funding status of the Company's defined benefit plans and amounts recognized with respect to these plans in the consolidated balance sheets are as follows (in thousands):

                                                                   December 31,
                                                  --------------------------------------------
                                                     United States            International
                                                  --------------------     -------------------
                                                   1995         1994        1995        1994
                                                  -------      -------     -------     -------
Actuarial present value of benefit obligations:
   Vested                                         $37,692      $25,317     $35,445     $26,496
                                                  =======      =======     =======     =======
   Accumulated                                    $39,954      $26,837     $35,445     $26,496
                                                  =======      =======     =======     =======
   Projected                                      $41,396      $28,986     $44,325     $35,033
Plan assets at fair value                          41,024       33,975      46,286      38,045
                                                  -------      -------     -------     -------
Excess (deficiency) of plan assets over projected
benefit obligations                                  (372)       4,989       1,961       3,012

Unrecognized net (gain) loss                        1,165          641        (761)     (1,904)

Unrecognized prior service cost                     6,921        2,610       1,828       1,250

Unrecognized net transition asset                    (817)        (908)       (284)       (327)
                                                  -------      -------     -------     -------
Prepaid pension cost                              $ 6,897      $ 7,332     $ 2,744     $ 2,031
                                                  =======      =======     =======     =======

Assumptions used in the preceding determinations, which reflect average long-term expectations and may not represent current experience, are as follows:


                                                               December 31,
                                                     -------------------------------
                                                     United States     International
                                                     -------------     -------------
                                                     1995    1994      1995    1994
                                                     ----    ----      ----    ----
Discount rate in determining benefit obligations     7.0%    8.0%      5.1%    5.3%
Compensation rate increase                           5.0%    6.0%      4.3%    5.5%
Return on plan assets                                8.5%    8.5%      6.6%    6.8%


The Company's 401(k) retirement savings plan provides eligible, U.S. employees with retirement benefits in addition to those provided by the defined benefit plan. The plan permits participants to voluntarily contribute up to 15% of their compensation, subject to Internal Revenue Code limitations. The Company also contributes a fixed amount per year for each eligible employee plus a percentage of the employee's contribution. The Company's policy is to fully fund this plan. The cost for this plan was $2,829,000, $2,337,000, and $2,032,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

Other Postretirement Benefits
Certain employees of U.S. operations who retire on or after attaining age 55 with at least 7 years of service with the Company are entitled to postretirement health, dental and life coverages. These benefits are subject to deductibles, co-payment provisions and coordination with benefits available under Medicare. The Company may amend or change the plan periodically. Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", requires that the expected future cost of these benefits be expensed during the years that the employees render service. The Company adopted this accounting principle effective January 1, 1993, and recorded a charge to expense of $21,306,000 ($13,806,000 after tax, or $.28 per share) as the cumulative effect of a change in accounting principle to recognize the prior years' costs. Prior to 1993, benefit costs were recognized as claims were paid.

The components of net postretirement benefit cost for 1995, 1994, and 1993 were as follows (in thousands):

                 1995      1994      1993
                ------    ------    ------
Service
cost            $1,346    $1,414    $1,039

Interest
cost             2,238     2,133     1,750
                ------    ------    ------
Net post-
retirement
benefit
cost            $3,584    $3,547    $2,789
                ======    ======    ======

Future benefit costs were estimated assuming medical costs increase at a 12.0% annual rate in 1995 decreasing ratably until the year 2000 to a 7.0% growth rate and remaining at 7.0% per year thereafter. A 1.0% increase in this annual trend rate would have increased the accumulated postretirement benefit obligation at December 31, 1995 by $2,920,000 and 1995 postretirement benefit expense by $380,000. The weighted average discount rate used to estimate the accumulated postretirement benefit obligation at December 31, 1995 is 7.0%. Benefits are funded as claims are paid. The accounting change does not impact the Company's cash flows.

A reconciliation of the plan's funded status to the accrued postretirement benefit liability included in the consolidated balance sheets at December 31, is a follows (in thousands):

                                                        1995         1994
                                                      --------     --------
Accumulated postretirement benefit obligation:
  Retirees                                            $  9,320     $  8,690
  Active- fully eligible                                 6,416        5,083
  Active- other                                         18,582       14,519
                                                      --------     --------
    Total                                               34,318       28,292
Plan assets at fair value                                   --           --
                                                      --------     --------
Unfunded postretirement benefit obligation              34,318       28,292
Unrecognized net loss                                   (3,443)        (223)
                                                      --------     --------
Accrued postretirement benefit liability                30,875       28,069
Less-Current portion included in accrued payroll
  and other expenses                                      (965)        (812)
                                                      --------      -------
Deferred postretirement benefits liability             $29,910      $27,257
                                                      ========      =======

NOTE 12 - Acquisitions

On May 6, 1993, the Company acquired the net assets and business of Supelco, Inc., a worldwide supplier of chromatography products used in chemical research and production, for $54,700,000 in cash. On June 16, 1993, the Company acquired all of the stock of Circle AW Products Company, a supplier of electrical and electronic metal enclosures to industrial, residential and commercial markets, for $10,800,000 in cash. The net tangible assets of these businesses were recorded based upon fair market values as of the respective acquisition dates. The excess of the purchase prices over these values aggregated $30,500,000 and was recorded as intangible assets, with the unamortized balances included in other assets in the consolidated balance sheets. The results of operations for these businesses from their respective acquisition dates are included in the Company's consolidated statement of income for the period ended December 31, 1993, including amortization of the intangible assets over periods ranging from 5 to 40 years.

The following presents (in thousands, except net income per share) the unaudited pro forma consolidated results of operations as if these acquisitions had occurred at the beginning of 1993. The unaudited pro forma results do not purport to be indicative of the actual results that would have been achieved had these acquisitions occurred as of January 1, 1993.

                      Year Ended
                   December 31, 1993
                       --------
Net sales              $765,519
Net income             $107,825*
Net income per share      $2.17*

*Before cumulative effect of accounting changes.