Form 10-K, Exhibit 13
period 1996-12-31
SIGMA ALDRICH CORP
filed 1997-03-27
CIK 90185

(Page 11 of 1996 Annual Report to Shareholders)

SELECTED FINANCIAL DATA (UNAUDITED)
(PER SHARE DATA RESTATED FOR TWO-FOR-ONE STOCK SPLIT)

COMMON STOCK DATA:
(per share)

                                         Price Range
                        --------------------------------------------
                               1996                     1995                    Dividends
                        -------------------     --------------------     --------------------
                         High         Low        High          Low          1996        1995
                        -------     -------     -------      -------      -------     -------
First Quarter           $30-1/8     $24-5/8     $21-1/4      $16-1/4      $.0550      $.0450
Second Quarter           30          25-1/8      24-3/4       19-1/8       .0550       .0450
Third Quarter            28-3/4      23-3/4      25-7/8       23-3/8       .0550       .0450
Fourth Quarter           32-1/16     28          25-1/4       22-1/8       .0625       .0550

The common stock is traded on the National Market System ("NMS") of the National Association of Securities Dealers Automated Quotation System ("NASDAQ"). The trading symbol is SIAL. Options in the Company's common stock are traded on the Chicago Board Options Exchange.

ANNUAL FINACIAL DATA:
(in millions, except per share data)
                                                           1996       1995      1994      1993      1992
                                                         --------   --------  --------  --------  --------
Net sales                                                $1,034.6    $959.8    $851.2    $739.4    $654.4
Income before cumulative effect of accounting changes       147.9     131.7     110.3     107.1      95.5
Net income                                                  147.9     131.7     110.3      96.3      95.5
Per share:
     Income before cumulative effect of accounting changes   1.48      1.32      1.11      1.08       .96
     Net income                                              1.48      1.32      1.11       .97       .96
     Dividends                                              .2275     .1900     .1688     .1500     .1300
Total assets                                              1,100.0     985.2     852.0     753.4     615.8
Long-term debt                                               13.1      13.8      14.5      17.3      18.7

Note - In 1993, the Company acquired the net assets and business of Supelco, Inc. and all of the stock of Circle AW Products Company.

QUARTERLY FINANCIAL DATA:
(in millions, except per share data)
                                                 1996 QUARTER ENDED
                                  --------------------------------------------
                                  March 31     June 30    Sept. 30     Dec. 31
                                  --------     -------    --------     -------
Net sales                           $262.4      $258.8      $255.8      $257.6
Gross profit                         141.4       138.2       137.2       141.6
Net income                            36.7        37.0        37.0        37.2
Net income per share                   .37         .37         .37         .37


                                                 1995 QUARTER ENDED
                                  --------------------------------------------
                                  March 31    June 30     Sept. 30     Dec. 31
                                  --------    -------     --------     -------
Net sales                           $244.8     $243.3       $239.1      $232.6
Gross profit                         130.0      128.9        126.7       126.3
Net income                            32.7       33.5         33.2        32.3
Net income per share                   .33        .34          .33         .32

(Pages 12-13 of 1996 Annual Report to Shareholders)

MANAGEMENT'S DISCUSSION OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations
---------------------

During the three years ended December 31, 1996, the Company's sales and earnings continued to grow.

Chemical sales increased 7.4%, 13.0%, and 11.9% for 1996, 1995 and 1994, respectively. This sales growth is attributed to selective price increases, the annual addition of new products and the opening of new international sales offices. Price increases for products listed in the general chemical catalogs averaged 4.5% in 1996 and 1995 and 5.0% in 1994. New product sales, while not material in the year introduced, contribute to sales growth in subsequent years. The effect of translating foreign currency sales into the U.S. dollar reduced the 1996 sales growth by 1.3%, contributed 3.5% of the 1995 sales growth and had only a slightly positive impact on 1994 sales growth. Chemical sales for 1996 and 1995 also benefited from aggressive marketing and closer customer contacts, partially offsetting the effect of reduced growth in research funding in all major markets. Sales gains for 1994 reflect a benefit from the acquisition of Supelco in May 1993. Emphasis on international markets and new sales offices helped achieve growth in international direct sales of 14% in 1996, 18% in 1995 and 16% in 1994, after eliminating the effect of changes in currency exchange rates. The increase in direct international sales is partially offset by a slowing in the growth of export sales from the United States. A 1% decrease in export sales in 1996, following increases in export sales of 2% and 5% in 1995 and 1994 respectively, reflect the continuing transfer of sales to both our existing and new international offices, together with the impact of the stronger U.S. dollar in 1996.

Metal sales increased 9.6%, 11.6%, and 30.4% for 1996, 1995 and 1994, respectively. Average selling prices decreased 2% in 1996 after increasing 6% in 1995 and 2% in 1994, all in response to changes in raw material costs. Excluding the effect of price changes in the two most recent years, the growth rate in 1996 improved, due in part to the addition of electronic enclosures to the product line. Slower growth in 1995 resulted from slower construction demand. The higher growth rate in 1994 was due to increased volume from stronger construction demand and the acquisition of Circle AW in June of 1993, which provided one-third of the 1994 gain.

Cost of products sold was 46.0%, 46.7%, and 47.6% of sales in 1996, 1995 and 1994, respectively. The continuing improvement is due to increased utilization of new facilities, productivity gains, a higher proportion of sales of manufactured chemical products, product mix changes and, in 1995 and 1994, higher selling prices for metal products. Price decreases for metal products in 1996 partially offset the positive effect of the improvements. The cost of chemical products sold increased by 5.0% and the cost of metal products sold increased by 10.8% in 1996, compared to sales increases of 7.4% and 9.6%, respectively.

Selling, general and administrative expenses were 31.8%, 32.1%, and 32.4% of sales in 1996, 1995 and 1994, respectively. The decrease in 1996 and 1995 reflects ongoing efforts to effectively manage staffing levels and control other significant operating expenses. Additionally, in 1996, net interest income increased pretax earnings by $6.3 million over 1995, reflecting higher average cash balances. Net interest costs declined in 1995 by $1.5 million, due to a substantial increase in cash and temporary cash investments provided by operations and a reduced level of capital expenditures. In 1995, the control of significant operating expenses and decline in net interest costs were partially offset by an increase in deferred compensation expense from a credit of $1.8 million in 1994 to an expense of $4.1 million in 1995. The expense in 1995 was due to improved operating results and increases in the Company's stock price compared to the omission of deferred compensation awards for 1994 due to lower earnings growth and a decline in the market price of the stock in 1994.

Management expects future sales growth from the continuing introduction of new products, more effective distribution of catalogs and added promotional and marketing programs, the continuing expansion of a sales and marketing unit to actively promote sales of research chemicals, and the extension of our new coagulation programs into Europe. Additionally, 1997 sales will benefit from new sales offices.

Liquidity and Capital Resources
-------------------------------

In 1996, cash and temporary cash investments increased $19.7 million while short-term borrowings were reduced by $4.7 million. At December 31, 1996, there were no borrowings outstanding under the Company's credit arrangements, which provide for borrowing up to $100 million. In 1995, cash and temporary cash investments increased by $74.2 million while short-term borrowings were reduced by $11.4 million.

Cash provided by operating activities was $153.4 million in 1996, a decrease of $7.8 million from 1995. The change resulted mainly from a $16.2 million increase in net income in 1996 offset by an increase in accounts receivable and inventories of $42.1 million in 1996 compared to $22.2 million in 1995.
The increase in receivables is due primarily to the stronger sales growth in the fourth quarter of 1996. Inventory has grown at a lower rate than sales and the Company continues to improve its management of this asset through utilizing better forecasting methods. Cash generated by operations and available from credit facilities continues to provide sufficient liquidity for present and future operating and capital needs.

Cash currently available and expected to be generated in 1997 will be invested on a temporary basis. Longer term, excess funds are expected to be reinvested in the business to expand production and distribution capacity. Also, depending on opportunities and market conditions, funds may be used to acquire new businesses, as well as other possible uses. These investments should enable the Company to continue to grow sales and profits.

During 1996, a total of $93.9 million was invested, with significant expenditures made in support of distribution and production expansions in the U.S., UK, Israel and Switzerland.

During 1997, we expect capital investments of between $90 to $110 million for distribution, warehousing and production, both domestically and internationally. Projects for increased production capacity should be completed and begin operation in the U.S. and UK. Distribution projects should be completed in the U.S. The Company has not made any other significant commitments for, or acquisitions of, capital facilities early in 1997.

The preceding discussion should be read in conjunction with the consolidated financial statements and notes thereto. Except for historical information, the statements in this discussion may constitute forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risk and uncertainty, including financial, business environment and projections. Although the Company believes its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. The important factors that could cause actual results to differ materially from those in the forward looking statements herein include, without limitation, reduced growth in research funding, uncertainties surrounding possible government health care reform, government regulation applicable to the Company's business, the highly competitive environment in which the Company competes and the impact of fluctuations in foreign currency exchange rates.

(Five bar graphs appear on pages 12-13 depicting the following data)

                                           1996         1995          1994
                                          ------       ------        ------
Chemical Sales (millions of dollars)      $832.9       $775.8        $686.3

Metal Sales (millions of dollars)          201.7        184.0         164.9

Cost of Products Sold (percent of sales)   46.0%        46.7%         47.6%

Selling, General and Administrative
    Expenses (percent of sales)            31.8%        32.1%         32.4%

Capital Expenditures (millions of dollars) $93.9        $60.2         $72.5

(Page 14 of 1996 Annual Report to Shareholders)

CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     Years Ended December 31,
                                                --------------------------------
                                                   1996        1995       1994
                                                ----------   --------   --------
Net sales                                       $1,034,565   $959,822   $851,190
Cost of products sold                              476,120    447,898    405,110
                                                ----------   --------   --------
Gross profit                                       558,445    511,924    446,080
Selling, general and administrative expenses       328,761    307,764    275,771
                                                ----------   --------   --------
Income before provision for income taxes           229,684    204,160    170,309
Provision for income taxes                          81,828     72,477     59,969
                                                ----------   --------   --------
Net income                                      $  147,856   $131,683   $110,340
                                                ==========   ========   ========
Weighted average number of shares outstanding       99,930     99,714     99,658
                                                ==========   ========   ========
Net income per share                                 $1.48      $1.32      $1.11
                                                ==========   ========   ========
The accompanying notes are an integral part of these statements.

REPORT OF INDEPENDENT
PUBLIC ACCOUNTANTS

To Sigma-Aldrich Corporation:

We have audited the accompanying consolidated balance sheets of Sigma-Aldrich Corporation (a Delaware Corporation) and subsidiaries (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sigma-Aldrich Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/  ARTHUR ANDERSEN LLP

ARTHUR ANDERSEN LLP

St. Louis, Missouri,
February 14, 1997

(Page 15 of the 1996 Annual Report to Shareholders)


CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

                                                          December 31,
                                                    ------------------------
                                                       1996          1995
                                                    ----------      --------
ASSETS
Current assets:
   Cash and temporary cash investments                $103,685       $83,969
   Accounts receivable, less allowance for doubtful
    accounts of $7,338 and $8,838, respectively        165,511       144,661
   Inventories                                         362,784       346,388
   Other current assets                                 34,657        34,983
                                                    ----------      --------
    Total current assets                               666,637       610,001
                                                    ----------      --------
Property, plant and equipment:

   Land                                                 32,276        29,365
   Buildings and improvements                          233,684       211,805
   Machinery and equipment                             338,531       301,314
   Construction in progress                             54,927        30,086
   Less - Accumulated depreciation                    (280,323)     (244,649)
                                                    ----------      --------
    Net property, plant and equipment                  379,095       327,921
                                                    ----------      --------
Other assets                                            54,226        47,266
                                                    ----------      --------
                                                    $1,099,958      $985,188
LIABILITIES AND STOCKHOLDERS' EQUITY                ==========     =========
Current liabilities:
   Notes payable                                        $2,615       $7,306
   Current maturities of long-term debt                  9,454          459
   Accounts payable                                     60,881       57,087
   Accrued payroll and payroll taxes                    11,571        8,909
   Other accrued expenses                               16,689       25,153
   Accrued income taxes                                  9,107        9,097
                                                    ----------     --------
    Total current liabilities                          110,317      108,011
                                                    ----------     --------
Long-term debt                                           3,787       13,834
                                                    ----------     --------
Deferred postretirement benefits                        32,918       29,910
                                                    ----------     --------
Deferred compensation                                   10,662        8,699
                                                    ----------     --------
Stockholders' equity:
   Common stock                                        100,044       49,877
   Capital in excess of par value                       17,002       11,455
   Retained earnings                                   819,467      744,370
   Cumulative translation adjustments                    5,761       19,032
                                                    ----------     --------
    Total stockholders' equity                         942,274      824,734
                                                    ----------     --------
                                                    $1,099,958     $985,188
                                                    ==========     ========

The accompanying notes are an integral part of these balance sheets.

(Page 16 of the 1996 Annual Report to Shareholders)

CONSOLIDATED STATEMENT OF STOCKHOLDERS'
EQUITY (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                           Common Stock
                                     200,000 Shares Authorized
                                            ($1.00 Par)
                                         ------------------    Capital in                Cumulative
                                                               Excess of     Retained    Translation
                                         Shares      Amount    Par Value     Earnings    Adjustments
                                         ------     -------    ---------     --------    -----------
Balance, December 31, 1993               49,805     $49,805      $8,883      $538,111      $(5,659)

   Net income                                --          --          --       110,340           --
   Dividends ($.3375 per share)              --          --          --       (16,817)          --
   Awards under deferred
     compensation plan                       19          19         898            --           --
   Exercise of stock options                  8           8         223            --           --
   Translation adjustment                    --          --          --            --       13,694
                                       --------    --------    --------      --------     --------
Balance, December 31, 1994               49,832      49,832      10,004       631,634        8,035

   Net income                                --          --          --       131,683           --
   Dividends ($.38 per share)                --          --          --       (18,947)          --
   Awards under deferred
     compensation plan                       18          18         564            --           --
   Exercise of stock options                 27          27         887            --           --
   Translation adjustment                    --          --          --            --       10,997
                                       --------    --------    --------     ---------     --------
Balance, December 31, 1995               49,877      49,877      11,455       744,370       19,032

   Net income                                --          --           --      147,856           --
   Dividends ($.2275 per share)              --          --           --      (22,738)          --
   Awards under deferred
     compensation plan                        8           8          384           --           --
   Exercise of stock options                138         138        5,163           --           --
   Stock split (2 for 1)                 50,021      50,021           --      (50,021)          --
   Translation adjustment                    --          --           --           --      (13,271)
                                       --------   ---------    ---------    ---------     ---------
Balance, December 31, 1996              100,044    $100,044      $17,002     $819,467        $5,761
                                       ========   =========    =========    =========     =========

Share and per share information prior to the December 1996 stock split have not been restated.
The accompanying notes are an integral part of this statement.

(Page 17 of 1996 Annual Report to Shareholders)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

                                                                   Years Ended December 31,
                                                              --------------------------------
                                                                1996         1995       1994
                                                              --------     --------   --------
Cash flows from operating activities:
  Net income                                                  $147,856     $131,683   $110,340
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization                               45,213       40,872     36,655
    Deferred income taxes                                        1,918        1,037       (613)
    Postretirement benefits expense                              3,739        3,584      3,547
    Deferred compensation expense (credit)                       2,762        4,111     (1,757)
    Deferred compensation payments                                (407)        (526)      (740)
    Increase in accounts receivable                            (22,726)      (8,910)   (18,592)
    Increase in inventories                                    (19,361)     (13,328)   (20,090)
    Increase in other current assets                            (1,297)      (7,384)    (5,222)
    Increase in accounts payable                                 2,847        1,182      6,883
    Increase (decrease) in accrued payroll and payroll taxes     2,435       (1,212)       276
    Increase (decrease) in other accrued expenses               (8,904)       6,562        124
    Increase (decrease) in accrued income taxes                   (655)       3,584       (799)
                                                              --------     --------   --------
     Net cash provided by operating activities                 153,420      161,255    110,012
                                                              --------     --------   --------
Cash flows from investing activities:
  Property, plant and equipment additions                      (93,888)     (60,224)   (72,494)
  Sale of equipment                                              1,228        2,096      1,203
  Acquisition of businesses, net of cash acquired              (13,629)          --         --
  Other, net                                                    (1,500)          --     (3,872)
                                                              --------     --------   --------
     Net cash used in investing activities                    (107,789)     (58,128)   (75,163)
                                                              --------     --------   --------
Cash flows from financing activities:
  Repayment of notes payable                                    (4,419)     (10,850)   (18,032)
  Repayment of long-term debt                                   (1,036)      (1,236)    (3,245)
  Payment of dividends                                         (22,738)     (18,947)   (16,817)
  Exercise of employee stock options                             5,301          914        231
                                                              --------     --------   --------
     Net cash used in financing activities                     (22,892)     (30,119)   (37,863)
                                                              --------     --------   --------
Effect of exchange rate changes on cash                         (3,023)       1,216      2,507
                                                              --------     --------   --------
Net change in cash and cash equivalents                         19,716       74,224       (507)

Cash and cash equivalents at beginning of year                  83,969        9,745     10,252
                                                              --------     --------   --------
Cash and cash equivalents at end of year                      $103,685      $83,969     $9,745
                                                              ========     ========   ========
Supplemental disclosures of cash flow information:
  Income taxes paid                                            $81,802      $68,187    $61,349
  Interest paid, net of capitalized interest                     1,390        1,922      3,622

The accompanying notes are an integral part of these statements.

(Pages 18-24 of 1996 Annual Report to Shareholders)

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

Net Income Per Share:
Net income per share is based on the weighted average number of shares outstanding during each period after giving retroactive effect to the stock split described in Note 9 - Common Stock.

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

NOTE 2 - Inventories
The principal categories of inventories are (in thousands):
                       December 31,
                   --------------------
                     1996        1995
                   --------    --------
Finished goods     $288,293    $279,178
Work in process      22,132      20,382
Raw materials        52,359      46,828
                   --------    --------
Total              $362,784    $346,388
                   ========    ========

Chemical products are valued at the lower of cost or market. Costs for certain domestic chemical inventories (23% of total chemical inventories) are determined using the last-in, first-out method. Costs for other chemical inventories are determined by specific lot using purchase price and cost to manufacture, which includes material, labor and overhead. If the cost of all chemical inventories had been determined using the specific cost method, inventories would have been $6,538,000, $8,062,000, $7,410,000, and
$7,327,000 higher than reported at December 31, 1996, 1995, 1994 and
1993, respectively.

Metal inventories are valued at the lower of cost or market, cost being determined using the first-in, first-out method, which includes material, labor and overhead.

NOTE 3 - Notes Payable
The Company has three unsecured domestic bank revolving credit facilities totaling $70,000,000. A $40,000,000 facility expires in May 1997, with two other facilities of $15,000,000 each expiring in June 1997, or earlier upon notice by either party. The Company also has two unsecured multi-currency bank commitments totaling $30,000,000. One facility expires in June 1997, the other in June 1998. Interest rates for all facilities are based on federal funds, LIBOR, prime or other rates offered by the lending banks.
No borrowings were outstanding under the domestic arrangements at December 31, 1996 or 1995 or under the multi-currency facility at December 31, 1996. Borrowings of $4,934,000 under the multi-currency commitments were outstanding at December 31, 1995, with an average interest rate of 4.7%.
The Company intends to renew all of these facilities before they expire.

Notes payable by international subsidiaries were $2,615,000 and $2,372,000 at December 31, 1996 and 1995, respectively, and are payable in local currencies with weighted average interest rates of 8.3% and 3.1% at December 31, 1996 and 1995, respectively.

NOTE 4 - Long-Term Debt
Long-term debt consists of the following (in thousands):

                                  December 31,
                               -----------------
                                1996        1995
                               ------      ------
6.0% Industrial Revenue Bonds
due April 1, 2010              $5,775      $5,775

5.875% Industrial Revenue Bonds
due July 1, 2004                3,550       3,550

7.0% Industrial Revenue Bonds
due Nov. 1, 2014                2,700       2,700
Other                           1,216       2,268
                               ------      ------
                               13,241      14,293

Less-Current
maturities                     (9,454)       (459)
                              -------     -------
                               $3,787     $13,834
                              =======     =======

Both the 6.0% and 5.875% Industrial Revenue Bonds are subject to optional redemption by the Company in 1997. If the bonds are not redeemed by the Company, the interest rate will be adjusted and a new interest rate calculation period will be determined. At that time, the bondholders have the option of continuing to hold the bonds or redeeming them at par value. Holders of the 6.0% bonds have been notified that the new interest rate is 4.5%. The Company does not intend to reissue any of the 6.0% or 5.875% bonds that are redeemed by the current holders and accordingly, the amount outstanding is included in current maturities.

Holders of the 5.875% bonds will be notified of the new rate in May, 1997. The 7.0% Industrial Revenue Bonds are subject to optional semi-annual redemption at par value by the Company until November 1, 1999.

Total interest expense incurred by the Company, net of immaterial amounts capitalized, was $1,824,000, $1,647,000 and $2,910,000 in 1996, 1995 and
1994, respectively.

NOTE 5 - Financial Derivatives And Risk Management

The Company operates internationally, giving rise to exposure resulting from changes in foreign currency exchange rates. Derivative financial instruments are utilized by the Company to reduce the financial impact of those exposures. The Company does not hold or issue such financial instruments for trading purposes.

The Company enters into forward exchange contracts to hedge certain receivables and payables denominated in foreign currencies (principally the British pound sterling, German mark, French franc and Swiss franc). Some of the contracts involve the exchange of two foreign currencies, according to the requirements of international subsidiaries. The purpose of the Company's hedging activities is to protect the Company from the risk that the receipts resulting from product sales to customers outside the United States and payments for purchases from vendors outside the United States will be adversely affected by changes in exchange rates from the original transaction date. The amount of open forward exchange contracts at December
31, 1996 and 1995 was $159.1 million and $130.9 million, respectively.
The terms of the contracts are generally less than six months.

The Company's contracts are with large, reputable commercial banks and, accordingly, the Company expects all counterparties to meet their obligations.

NOTE 6 - Lease Commitments
The Company's subsidiaries lease manufacturing and warehouse facilities and computer equipment under non-cancelable leases expiring at various dates through 2022. Rent charged to operations was $8,676,000, $8,322,000, and $9,875,000 in 1996, 1995 and 1994, respectively. Minimum rental commitments for non-cancelable leases in effect at December 31, 1996, are as follows (in thousands):
                         1997        $9,001
                         1998         7,161
                         1999         3,419
                         2000         1,492
                         2001         1,090
                         2002-2022    1,767

NOTE 7 - Income Taxes

The provision for income taxes consists of the following (in thousands):

                                          1996        1995        1994
                                         -------     -------     -------
Current:
  Federal                                $58,376     $55,721     $50,089
  State                                    6,609       6,399       5,882
  International                           14,925       9,320       4,611
                                          ------      ------      ------
     Total current                        79,910      71,440      60,582
                                          ------      ------      ------
Deferred:
  Federal                                  1,833        (394)     (1,946)
  State                                      482         (74)       (293)
  International                             (397)      1,505       1,626
                                         -------     -------     -------
     Total deferred                        1,918       1,037        (613)
                                         -------     -------     -------
Total provision for income taxes         $81,828     $72,477     $59,969
                                         =======     =======     =======

A reconciliation of statutory and effective tax rates is as follows:

                                            1996        1995       1994
                                            ----        ----       ----
Statutory tax rate                          35.0%       35.0%      35.0%
FSC benefits                                (1.4)       (1.7)      (1.5)
State income taxes,
  net of federal benefits                    1.9         2.0        2.1
International taxes                           .2         (.5)        .3
Other, net                                   (.1)         .7        (.7)
                                           -----       -----      -----
                                            35.6%       35.5%      35.2%
                                           =====       =====      =====

Deferred income tax provisions reflect the effect of temporary differences between financial statement and tax reporting of income and expense items. The net deferred tax assets at December 31, which are included in other assets on the consolidated balance sheets, result from the following temporary differences (in thousands):

                                1996        1995
                              -------     -------
Gross deferred assets:
Inventories                   $18,367     $16,668
Pension and postretirement
  benefit plans                13,794      13,320
                              -------     -------
Total                          32,161      29,988
                              -------     -------
Gross deferred liabilities:

Depreciation                  (19,867)    (20,432)
Other                         (10,512)     (5,856)
                              -------     -------
Total                         (30,379)    (26,288)
                              -------     -------
Net deferred tax assets        $1,782      $3,700
                              =======     =======

At December 31, 1996 and 1995, no valuation allowance for the deferred tax assets was required.

United States taxes are not provided on unremitted earnings and related cumulative translation adjustments of international subsidiaries (approximately $127,514,000 at December 31, 1996) because the Company intends to reinvest the earnings indefinitely. The estimated amount of income taxes that would be incurred should such earnings be distributed is not significant due to the availability of foreign tax credits. The Company has a Foreign Sales Corporation ("FSC") subsidiary which is taxed at a lower effective tax rate on its income from export sales from the U.S.

NOTE 8 - Insurance
The Company's general and products liability insurance coverage, which provides for risks up to $200 million, was renewed during 1996. The current policies provide limited coverage for environmental damage and are written on a claims-made basis.

NOTE 9 - Common Stock
In November 1996, the Company declared a two-for-one common stock split effected in the form of a 100% stock dividend to stockholders of record on December 16, 1996. Since the par value of the common stock remains unchanged, the increased shares effected by the stock split resulted in a transfer from retained earnings to common stock during 1996. Unless otherwise noted, all share and per share information has been restated to reflect this stock split.

The Company's deferred compensation plan provides for cash and common stock payments to certain key employees. Under this plan, a bonus pool is calculated by a formula based on the amount of increase in profitability. Bonus units are then awarded. Bonus units are distributed five years after being awarded in the form of one share of common stock for each bonus unit. In addition, the Company makes cash payments equal to the amount of Federal income taxes the employee would be required to pay for the receipt of such stock and cash at the highest marginal Federal income tax rate. Expenses for this plan are recorded during the period for which the calculation is made. During 1996, 1995 and 1994, 57,900, 35,800, and 37,400 shares of common stock, respectively, were issued under this plan. At December
31, 1996, 148,200 bonus units were awarded but not distributed. This plan permits issuance of a maximum of 2,400,000 shares of the Company's common stock, of which 1,593,810 shares remain to be awarded.

The Company's Share Option Plan of 1995, which replaced the share option plan of 1987, permits the granting of incentive stock options or non-qualified options to purchase up to 4,000,000 shares of the Company's common stock through 2005. Incentive stock options may not have an option price of less than the fair market value of the shares at the date of the grant. Options generally become exercisable one year following the grant date and expire ten years after the grant date. Options granted in 1996 to purchase
249,000 shares become exercisable over a one to five year period. Options granted in 1995 to purchase 22,000 shares become exercisable over a one to two year period. Options to purchase 2,984,000 shares of the Company's common stock under this plan remain to be granted at December 31, 1996.

The Company's Share Option Plan of 1987 permitted the granting of incentive stock options or non-qualified options to purchase up to 2,000,000 shares of the Company's common stock through 1997. Options granted had an option price equal to the market value of the shares at the date of the grant. Options are generally exercisable one year following the grant date. Options granted in 1994 and 1993 to purchase 320,000 and 260,000 shares, respectively, become exercisable ratably over a five year period. No further options will be issued under the Share Option Plan of 1987 and the balance of the shares that had been reserved for issuance under this plan were released.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's two stock option plans been determined based on the fair value at the grant date for awards in 1996 and 1995 consistent with the provisions of this statement, the Company's net income and net income per share would have been as follows (in thousands, except net income per share):


                        1996         1995
                      --------     --------
Net income            $141,562     $131,290
Net income per share     $1.42        $1.32


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995: dividend yield of .74%, expected volatility of 17.6%, risk-free interest rate of 6.50% and expected life based on historical exercise periods of 5.75 years.

A summary of the combined activity and balances for the Company's stock options for the two plans as of December 31, 1996, 1995 and 1994 and changes during the years ended on those dates is as follows:

                                            1996                      1995                    1994
                                  ----------------------    ---------------------   ---------------------
                                               Wtd. Avg.                Wtd. Avg.                Wtd. Avg.
                                               Exercise                 Exercise                 Exercise
                                   Shares       Price       Shares       Price       Shares       Price
                                  ---------    --------    ---------    --------    --------     --------
Options outstanding,
  beginning of year               1,736,376     $21.31     1,809,980     $21.22     1,073,580     $23.97
Options granted                     984,000      25.69        42,000      22.15       838,000      18.15
Options exercised                  (279,740)     19.41       (54,700)     16.71       (17,600)     15.43
Options cancelled                   (44,000)     21.83       (60,904)     23.13       (84,000)     26.77
                                  ---------                ---------                ---------
Options outstanding,
  end of year                     2,396,636      23.43     1,736,376      21.31     1,809,980      21.22
                                  =========                =========                =========
Options exercisable at year-end   1,419,436      21.70     1,692,176      21.29       969,780      23.87

Weighted average fair value of
  options granted during the year     $8.02                    $6.85

The following table summarizes information about stock options outstanding at December 31, 1996:

                                            Options Outstanding                        Options Exercisable
                              ---------------------------------------------        --------------------------
                                Number            Wtd. Avg.        Wtd. Avg.         Number          Wtd. Avg.
                              Outstanding         Remaining        Exercise        Exercisable       Exercise
Range of Exercise Prices      at 12/31/96      Contractual Life      Price         at 12/31/96         Price
------------------------      -----------      ----------------     -------        -----------       --------
$10.1875 to $14.5625            71,160            19.6 months       $10.65            71,160           $10.65
$16.25 to $24.00               863,180            93.3 months        19.49           863,180            19.49
$24.875 to $31.25            1,462,296            96.0 months        26.36           485,096            27.20
                             ---------                                             ---------
                             2,396,636            90.5 months        23.43         1,419,436            21.70
                             =========                                             =========

NOTE 10 - Company Operations By Segment

The Chemical Products segment distributes biochemicals, organic chemicals, chromatography products, diagnostic reagents and related products for use in research and development, in the diagnosis of disease and in manufacturing. These products are both manufactured by the Company and purchased for resale. The Metal Products segment manufactures and distributes components for metal frameworks used in industry to support pipes, lighting fixtures and conduit, continuous networks of trays used in routing power and telecommunications cabling, and electrical and electronics enclosures. Sales between these two industry segments are not significant. Cash and temporary cash investments are considered available for general corporate purposes and, accordingly, are not allocated to the identifiable assets of either segment. The United States sales to unaffiliated customers presented in the summary of operations by geographic segment on page 22 include sales to international markets as follows (in thousands):

         Year      Amount
         ----     --------
         1996     $106,154
         1995      107,255
         1994      104,825



The Company's operations by industry segment are as follows (in thousands):

                                                    1996         1995           1994
Net sales to unaffiliated customers:             ----------     --------       --------
   Chemical Products                               $832,924     $775,862       $686,325
   Metal Products                                   201,641      183,960        164,865
                                                 ----------     --------       --------
     Total                                       $1,034,565     $959,822       $851,190
                                                 ==========     ========       ========

Income before provision for income taxes:
   Chemical Products                               $193,075     $177,334      $149,444
   Metal Products                                    31,395       27,916        23,501
   Interest income (expense), net                     5,214       (1,090)       (2,636)
                                                   --------     --------      --------
     Total                                         $229,684     $204,160      $170,309
                                                   ========     ========      ========
Depreciation:
   Chemical Products                                $36,221      $33,312       $29,404
   Metal Products                                     5,007        4,239         4,076
                                                    -------      -------       -------
     Total                                          $41,228      $37,551       $33,480
                                                    =======      =======       =======
Capital expenditures:
   Chemical Products                                $77,541      $45,397       $68,059
   Metal Products                                    16,347       14,827         4,435
                                                    -------      -------       -------
     Total                                          $93,888      $60,224       $72,494
                                                    =======      =======       =======
Identifiable assets at December 31:
   Chemical Products                               $860,676     $789,058      $746,887
   Metal Products                                   135,597      112,161        95,341
   Cash and temporary cash investments              103,685       83,969         9,745
                                                 ----------     --------      --------
     Total                                       $1,099,958     $985,188      $851,973
                                                 ==========     ========      ========

The Company's operations by geographic segment are as follows (in thousands):

                                                    1996          1995          1994
                                                  --------      --------      --------
Net sales to unaffiliated customers:
   United States                                  $683,810      $641,167      $602,573
   International                                   350,755       318,655       248,617

Net intercompany sales between geographic areas:
   United States                                   146,202       125,652        92,752
   International                                    39,268        36,735        32,782
   Eliminations                                   (185,470)     (162,387)     (125,534)
                                                ----------      --------      --------
     Total                                      $1,034,565      $959,822      $851,190
                                                ==========      ========      ========

Income before provision for income taxes:
   United States                                  $192,415      $172,308      $156,380
   International                                    41,664        36,760        16,803
   Eliminations                                     (4,395)       (4,908)       (2,874)
                                                  --------      --------      --------
     Total                                        $229,684      $204,160      $170,309
                                                  ========      ========      ========

Identifiable assets at December 31:
   United States                                  $783,699      $695,326      $612,721
   International                                   348,732       307,902       256,563
   Eliminations                                    (32,473)      (18,040)      (17,311)
                                                ----------      --------      --------
     Total                                      $1,099,958      $985,188      $851,973
                                                ==========      ========      ========

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

The net periodic pension cost for the Company's defined benefit plans is as follows (in thousands):

                                                          December 31,
                                    --------------------------------------------------------
                                          United States                 International
                                    -------------------------     --------------------------
                                     1996      1995      1994      1996      1995      1994
                                    ------    ------    ------    ------    ------    ------
Service cost                        $2,928    $1,673    $1,669    $2,082    $1,997    $2,336
Interest cost                        3,284     2,391     2,196     2,169     2,123     1,760
Actual return on plan assets        (5,254)   (6,918)      329    (3,247)   (3,508)   (1,422)
Net amortization and deferral        2,908     4,280    (2,515)      358       790      (897)
                                    ------    ------    ------    ------    ------    ------
Net periodic pension cost           $3,866    $1,426    $1,679    $1,362    $1,402    $1,777
                                    ======    ======    ======    ======    ======    ======

The Company's funding policy for its U.S. defined benefit plan is to contribute amounts that meet minimum funding requirements but which do not exceed the maximum funding limits as currently determined under applicable tax regulations. International plans are funded at a level to maintain the solvency of the plans as defined by local law. At December 31, 1996, assets of the Company's defined benefit plans were invested in listed common stocks, common trust funds, government and corporate bonds and money market instruments. No common stock of the Company is held by these plans.

The funding status of the Company's defined benefit plans and amounts recognized with respect to these plans in the consolidated balance sheets are as follows (in thousands):

                                                               December 31,
                                                  -------------------------------------
                                                    United States       International
                                                  ----------------    -----------------
                                                    1996      1995      1996      1995
                                                  -------   -------   -------   -------
Actuarial present value of benefit obligations:
   Vested                                         $38,796   $37,692   $35,489   $35,445
                                                  =======   =======   =======   =======
   Accumulated                                    $40,829   $39,954   $35,489   $35,445
                                                  =======   =======   =======   =======
   Projected                                      $47,387   $41,396   $44,320   $44,325
Plan assets at fair value                          52,372    41,024    47,353    46,286
                                                  -------   -------   -------   -------
Excess (deficiency) of plan assets over projected
benefit obligations                                 4,985      (372)    3,033     1,961
Unrecognized net (gain) loss                       (2,767)    1,165    (1,346)     (761)
Unrecognized prior service cost                    11,003     6,921     1,649     1,828
Unrecognized net transition asset                    (726)     (817)     (268)     (284)
                                                  -------    ------    ------    ------
Prepaid pension cost                              $12,495    $6,897    $3,068    $2,744
                                                  =======    ======    ======    ======

Assumptions used in the preceding determinations, which reflect average long-term expectations and may not represent current experience, are as follows:

                                                                  December 31,
                                                      ----------------------------------
                                                      United States        International
                                                      -------------        -------------
                                                       1996    1995        1996    1995
                                                       ----    ----        ----    ----
Discount rate in determining benefit obligations       7.5%    7.0%        4.6%    5.1%
Compensation rate increase                             5.5%    5.0%        3.7%    4.3%
Return on plan assets                                  9.0%    8.5%        6.8%    6.6%

The Company's 401(k) retirement savings plan provides eligible U.S. employees with retirement benefits in addition to those provided by the defined benefit plan. The plan permits participants to voluntarily contribute up to 15% of their compensation, subject to Internal Revenue Code limitations. The
Company also contributes a fixed amount per year for each eligible employee plus a percentage of the employee's contribution. The Company's policy is to fully fund this plan. The cost for this plan was $5,504,000, $2,829,000, and $2,337,000, for the years ended December 31, 1996, 1995 and 1994, respectively.

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

The components of net postretirement benefit cost for 1996, 1995, and 1994 are as follows (in thousands):

                         1996      1995      1994
                        ------    ------    ------
Service cost            $1,544    $1,346    $1,414
Interest cost            2,195     2,238     2,133
                        ------    ------    ------
Net post-retirement
benefit cost            $3,739    $3,584    $3,547
                        ======    ======    ======

A reconciliation of the plan's funded status to the accrued postretirement benefit liability included in the consolidated balance sheets at December 31, is as follows (in thousands):

                                                       1996      1995
                                                      ------    ------
Accumulated postretirement benefit obligation:

   Retirees                                           $8,078    $9,320
   Active - fully eligible                             6,471     6,416
   Active - other                                     16,175    18,582
                                                     -------   -------
      Total                                           30,724    34,318
Plan assets at fair value                                 --        --
                                                     -------   -------
Unfunded postretirement benefit obligation            30,724    34,318
Unrecognized net gain (loss)                           3,042    (3,443)
                                                     -------   -------
Accrued postretirement benefit liability              33,766    30,875
Less-Current portion included in
   other accrued expenses                               (848)     (965)
                                                     -------   -------
Deferred postretirement benefits liability           $32,918   $29,910
                                                     =======   =======

Future benefit costs were estimated assuming medical costs increase at a 9.5% annual rate in 1996 decreasing ratably until the year 2000 to a 5.5% growth rate and remaining at 5.5% per year thereafter. A 1.0% increase in this annual trend rate would have increased the accumulated postretirement benefit obligation at December 31, 1996 by $2,740,000 and 1996 postretirement benefit expense by $410,000. The weighted average discount rate used to estimate the accumulated postretirement benefit obligation at December 31, 1996 is 7.5%. Benefits are funded as claims are paid.