Form 10-K, Exhibit 13
period 1997-12-31
SIGMA ALDRICH CORP
filed 1998-03-27
CIK 90185

(Page 12 of the 1997 Annual Report to Shareholders)

                    SELECTED FINANCIAL DATA (UNAUDITED)
                    -----------------------------------

COMMON STOCK DATA: (per share)
--------------------------------------------------------------------------------
                    1997 Price Range     1996 Price Range           Dividends
                     High       Low       High        Low        1997      1996
--------------------------------------------------------------------------------
First Quarter       $33       $28-7/8    $30-1/8    $24-5/8    $.0625    $.0550
Second Quarter       36        26-7/8     30         25-1/8     .0625     .0550
Third Quarter        35-3/4    31-3/8     28-3/4     23-3/4     .0625     .0550
Fourth Quarter       41-1/8    31-3/4     32-1/16    28         .0700     .0625

The common stock is traded on the National Market System ("NMS") of the National Association of Securities Dealers Automated Quotation System ("NASDAQ"). The trading symbol is SIAL. Options in the Company's common stock are traded on the Chicago Board Options Exchange.

ANNUAL FINANCIAL DATA: (in millions, except per share data)
-----------------------------------------------------------------------------------------
                                          1997       1996       1995       1994     1993
-----------------------------------------------------------------------------------------
Net sales                              $1,127.1    $1,034.6    $959.8    $851.2    $739.4
Income before cumulative effect of
accounting changes                        166.1       147.9     131.7     110.3     107.1
Net income                                166.1       147.9     131.7     110.3      96.3
Per share:
  Income before cumulative effect of
  accounting changes                       1.66        1.48      1.32      1.11      1.08
  Net income - Basic                       1.66        1.48      1.32      1.11       .97
  Net income - Diluted                     1.62        1.45      1.30      1.09       .96
  Dividends                               .2575       .2275     .1900     .1688     .1500
Total assets                            1,243.8     1,100.0     985.2     852.0     753.4
Long-term debt                               .6         3.8      13.8      14.5      17.3

QUARTERLY FINANCIAL DATA: (in millions, except per share data)
-----------------------------------------------------------------------------------------
                                                     1997 Quarter Ended
                                      March 31      June 30     Sept. 30     Dec. 31
-----------------------------------------------------------------------------------------
Net sales                               $279.1       $278.6       $286.0      $283.4
Gross profit                             150.5        151.7        151.4       154.8
Net income                                41.4         40.7         41.8        42.2
Net income per share - Basic               .41          .41          .42         .42
Net income per share - Diluted             .40          .40          .41         .41


                                                     1996 Quarter Ended
                                      March 31      June 30     Sept. 30     Dec. 31
-----------------------------------------------------------------------------------------
Net sales                               $262.4       $258.8       $255.8      $257.6
Gross profit                             141.4        138.2        137.2       141.6
Net income                                36.7         37.0         37.0        37.2
Net income per share - Basic               .37          .37          .37         .37
Net income per share - Diluted             .36          .36          .36         .37

(Pages 13-14 of the 1997 Annual Report to Shareholders)

                    MANAGEMENT'S DISCUSSION OF FINANCIAL
                    CONDITION AND RESULTS OF OPERATIONS


                         RESULTS OF OPERATIONS

 During the three years ended December 31, 1997, the Company's sales and earnings continued to grow.

 Chemical sales increased 8.3%, 7.4%, and 13.0% for 1997, 1996 and 1995, respectively. This sales growth is attributed to selective price increases, the annual addition of new products, selected acquisitions, including Riedel-de Haen, and the opening of new international sales offices. Price increases for products listed in the general chemical catalogs averaged 3.5% in 1997 and 4.5% in 1996 and 1995. New product sales, while not material in the year introduced, contribute to sales growth in subsequent years. Acquisitions contributed 3% to the 1997 sales increase. The effect of translating foreign currency sales into the U.S. dollar reduced the 1997 and 1996 sales growth by 4.4% and 1.3%, respectively, and contributed 3.5% of the 1995 sales growth. Chemical sales for 1997 and 1996 also benefited from aggressive marketing and closer customer contacts, partially offsetting the effect of reduced growth in research funding in all major markets. Emphasis on international markets and new sales offices, together with the addition of Riedel-de Haen products, helped achieve growth in international direct sales of 30.6% in 1997, 14% in 1996 and 18% in 1995, after eliminating the effect of changes in currency exchange rates. The increase in direct international sales is partially offset by a slowing in export sales from the United States. Export sales declined 22.0% and 1% in 1997 and 1996, respectively, after increasing 2% in 1995, reflecting the continued transfer of sales to both our existing and new international offices, together with the impact of the stronger U.S. dollar in 1997 and 1996.

 Metal sales increased 11.8%, 9.6%, and 11.6% for 1997, 1996 and 1995, respectively. Average selling prices decreased 2.2% and 2.0% in 1997 and 1996, respectively, after increasing 6% in 1995. These price changes are due to competitive markets in 1997 and changes in raw material costs in 1996 and 1995. Excluding the effect of price changes in the two most recent years, the growth in 1997 came mainly from telecommunications and electronic enclosures markets, with additional growth spread across other product lines. The growth in 1996 was due in part to the addition of electronic enclosures to the product line. Slower growth in 1995 resulted from slower construction demand.

 Cost of products sold was 46.0% in 1997 and 1996, respectively, and 46.7% in 1995. The improvement is due to increased utilization of new facilities, productivity gains, a higher proportion of sales of manufactured chemical products and product mix changes. Price decreases for metal products in 1997 and 1996 partially offset the positive effect of the improvements. The cost of chemical products sold increased by 7.9% and the cost of metal products sold increased by 12.4% in 1997, compared to sales increases of 8.3% and 11.8%, respectively.

 Selling, general and administrative expenses were 31.6%, 31.8%, and 32.1% of sales in 1997, 1996, and 1995, respectively. The decrease in 1997 and 1996 reflects ongoing efforts to effectively manage staffing levels and control other significant operating expenses. In 1997 and 1996, net interest income contributed $4.8 million and $5.2 million, respectively, to pretax earnings, reflecting similar average cash balances. Net interest costs in 1995 were $1.1 million caused by higher levels of long term debt and notes payable.

 Management expects future sales growth from the continuing introduction of new products, more effective distribution of catalogs, added promotion and marketing programs and the continuing expansion of a sales and marketing unit to actively promote sales of research chemicals. Additionally, 1998 sales will benefit from new sales offices and businesses added during 1997.


                          LIQUIDITY AND
                        CAPITAL RESOURCES

 In 1997, cash and temporary cash investments decreased $57.5 million while short-term borrowings increased by $4.1 million. At December 31, 1997, there were no borrowings outstanding under the Company's credit arrangements, which provide for borrowing up to $100 million. In 1996, cash and temporary cash investments increased by $19.7 million while short-term borrowings were reduced by $4.7 million.

 Cash provided by operating activities was $132.1 million in 1997, a decrease of $21.3 million from 1996. The change resulted mainly from a $18.2 million increase in net income in 1997 offset by an increase in accounts receivable and inventories of $93.5 million in 1997 compared to $42.1 million in 1996. The increase in receivables is due primarily to the increase in international chemical sales and a higher percentage of metal sales to customers stocking these products that receive extended terms. Inventory grew at a rate faster than sales as the result of acquisitions, further deployment of inventory to new locations and to a lesser extent, to established locations, to improve service levels. Cash generated by operations and available from credit facilities continues to provide sufficient liquidity for present and future operating and capital needs.

 Cash currently available and expected to be generated in 1998 will be invested on a temporary basis. Longer term, excess funds are expected to be reinvested in the business to expand production and distribution capacity. Also, depending on opportunities and market conditions, funds may be used to acquire new businesses, as well as other possible uses. These investments should enable the Company to continue to grow sales and profits.

 During 1997, a total of $108.7 million was invested, with significant expenditures made in support of distribution and production expansions in the U.S., UK, Israel and Switzerland, and for new computer software, hardware and implementation support relating to SAP. In 1997, the Company began modifying its computer system programming to process transactions in the year 2000. Anticipated spending for this modification will be expensed as incurred and is not expected to have a significant impact on the Company's ongoing results of operations.

 During 1998, we expect capital investments of between $110 to $130 million to continue to enhance distribution, warehousing, production and computer systems, both domestically and internationally. Projects for increased distribution capacity should be completed in the U.S. and Germany during 1998. The
Company has not made any other significant commitments for, or acquisitions of, capital facilities early in 1998.

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

(Five bar graphs appear on pages 13-14 depicting the following data)

                                             1997     1996     1995
                                            ------   ------   ------
Chemical Sales (millions of dollars)        $901.7   $832.9   $775.8

Metal Sales (millions of dollars)            225.4    201.7    184.0

Cost of Products Sold (percent of sales)     46.0%    46.0%    46.7%

Selling, General and Administrative
   Expenses (percent of sales)               31.6%    31.8%    32.1%

Capital Expenditures (millions of dollars)   108.7     93.9     60.2

(Page 15 of the 1997 Annual Report to Shareholders)

                    EXCHANGE RATE SENSITIVITY

 The Company uses forward exchange contracts to hedge certain receivables and payables denominated in foreign currencies. Most of the contracts are single currency. Gains and losses on hedges of existing assets and liabilities based on the difference in the contract rate and the spot rate at the end of each month for all contracts still in force are typically offset by transaction gains and losses, with net gains and losses included in selling, general, and administrative expenses. While contract terminations are infrequent, gains and losses on terminations are recognized in the month of execution in the same manner.

 The table below provides information about the Company's derivative financial instruments and related balance sheet items by currency and presents such information in U.S. dollar equivalents. The table summarizes information on the derivative instruments and related underlying transactions that are sensitive to foreign currency exchange rates, including foreign currency forward exchange contracts and receivables and payables in other than a unit's local currency. The net amount that is exposed to changes in foreign currency rates is then subjected to a 10% appreciation and depreciation in the value of the foreign currency versus the U.S. dollar. The Company has no material sensitivity to changes in foreign currency rates on its net exposed derivative financial instrument position.

                                  December 31, 1997
                               (UNAUDITED, IN MILLIONS)
----------------------------------------------------------------------------------------------------------
                                                                         Foreign            Foreign
                 U.S. Dollar     Net Underlying     Net Exposed      Exchange Impact    Exchange Impact
                Value of Net    Foreign Currency    Long/(Short)        From 10%            From 10%
              Foreign Exchange     Transaction        Currency        Appreciation of    Depreciation of
                  Contracts         Exposure          Position          U.S. Dollar        U.S. Dollar
----------------------------------------------------------------------------------------------------------
German Mark        $ 45.3            $ 50.3            $ 5.0             $ (.50)             $ .50
British Pound        26.1              25.9             (0.2)               .02               (.02)
Swiss Franc         (31.0)            (29.2)             1.8               (.18)               .18
French Franc         26.5              28.2              1.7               (.17)               .17
Japanese Yen         14.2              15.2              1.0               (.10)               .10
Canadian Dollar      11.9              13.9              2.0               (.20)               .20
Italian Lira          7.9               8.7              0.8               (.08)               .08
Others               12.3              12.9              0.6               (.06)               .06
----------------------------------------------------------------------------------------------------------
Total              $113.2            $125.9            $12.7             $(1.27)             $1.27
----------------------------------------------------------------------------------------------------------

(Page 16 of the 1997 Annual Report to Shareholders)

                                        CONSOLIDATED STATEMENTS OF INCOME
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                Years Ended December 31,
                                                        1997             1996           1995
----------------------------------------------------------------------------------------------------------
Net sales                                           $1,127,084       $1,034,565       $959,822
  Cost of products sold                                518,711          476,120        447,898
----------------------------------------------------------------------------------------------------------
Gross profit                                           608,373          558,445        511,924
  Selling, general and administrative expenses         355,619          328,761        307,764
----------------------------------------------------------------------------------------------------------
Income before provision for income taxes               252,754          229,684        204,160
  Provision for income taxes                            86,695           81,828         72,477
----------------------------------------------------------------------------------------------------------
Net income                                          $  166,059       $  147,856       $131,683
----------------------------------------------------------------------------------------------------------
Weighted average number of shares outstanding          100,210           99,930         99,714
Net income per share - Basic                             $1.66            $1.48          $1.32
Net income per share - Diluted                           $1.62            $1.45          $1.30

The accompanying notes are an integral part of these statements.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Sigma-Aldrich Corporation:

We have audited the accompanying consolidated balance sheets of Sigma-Aldrich Corporation (a Delaware Corporation) and subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sigma-Aldrich Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP
St. Louis, Missouri
February 17, 1998

(Page 17 of the 1997 Annual Report to Shareholders)

                                 CONSOLIDATED BALANCE SHEETS
                                       (IN THOUSANDS)
                                                                    December 31,
                                                               1997            1996
------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and temporary cash investments                       $  46,228      $ 103,685
  Accounts receivable, less allowance for doubtful accounts
   of $6,531 and $7,338, respectively                         186,847        165,511
  Inventories                                                 420,809        362,784
  Other current assets                                         52,790         34,657
------------------------------------------------------------------------------------
   Total current assets                                       706,674        666,637
------------------------------------------------------------------------------------
Property, plant and equipment:
  Land                                                         31,594         32,276
  Buildings and improvements                                  252,388        233,684
  Machinery and equipment                                     381,771        338,531
  Construction in progress                                     90,831         54,927
  Less - Accumulated depreciation                            (317,706)      (280,323)
-------------------------------------------------------------------------------------
   Net property, plant and equipment                          438,878        379,095
-------------------------------------------------------------------------------------
Other assets                                                   98,270         54,226
-------------------------------------------------------------------------------------
   Total assets                                            $1,243,822     $1,099,958
-------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable                                            $    6,751     $    2,615
  Current maturities of long-term debt                            649          9,454
  Accounts payable                                             53,257         60,881
  Accrued payroll and payroll taxes                            13,453         11,571
  Other accrued expenses                                       28,816         16,689
  Accrued income taxes                                         16,553          9,107
-------------------------------------------------------------------------------------
   Total current liabilities                                  119,479        110,317
Long-term debt                                                    552          3,787
Deferred postretirement benefits                               35,475         32,918
Deferred compensation                                          12,766         10,662
Other liabilities                                              15,216             --
-------------------------------------------------------------------------------------
   Total liabilities                                          183,488        157,684
-------------------------------------------------------------------------------------

Stockholders' equity:
  Common stock                                                100,377        100,044
  Capital in excess of par value                               24,168         17,002
  Retained earnings                                           959,717        819,467
  Cumulative translation adjustments                          (23,928)         5,761
-------------------------------------------------------------------------------------
   Total stockholders' equity                               1,060,334        942,274
-------------------------------------------------------------------------------------
   Total liabilities and stockholders' equity              $1,243,822     $1,099,958
-------------------------------------------------------------------------------------
The accompanying notes are an integral part of these balance sheets.

(Page 18 of the 1997 Annual Report to Shareholders)

             CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                 (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                        Common Stock
                                 200,000 Shares Authorized   Capital in                    Cumulative
                                        ($1.00 Par)           Excess of      Retained      Translation
                                   Shares          Amount     Par Value      Earnings      Adjustments
-------------------------------------------------------------------------------------------------------
Balance, December 31, 1994         49,832        $ 49,832      $10,004       $631,634       $    8,035
  Net income                          --              --           --         131,683              --
  Dividends ($.38 per share)          --              --           --         (18,947)             --
  Awards under deferred
   compensation plan                   18              18          564            --               --
  Exercise of stock options            27              27          887            --               --
  Translation adjustment              --              --           --             --            10,997
-------------------------------------------------------------------------------------------------------
Balance, December 31, 1995         49,877          49,877       11,455        744,370           19,032
  Net income                          --              --           --         147,856              --
  Dividends ($.2275 per share)        --              --           --         (22,738)             --
  Awards under deferred
   compensation plan                    8               8          384            --               --
  Exercise of stock options           138             138        5,163            --               --
  Stock split (2 for 1)            50,021          50,021          --         (50,021)             --
  Translation adjustment              --              --           --             --           (13,271)
-------------------------------------------------------------------------------------------------------
Balance, December 31, 1996        100,044         100,044       17,002        819,467            5,761
  Net income                          --              --           --         166,059              --
  Dividends ($.2575 per share)        --              --           --         (25,809)             --
  Awards under deferred
   compensation plan                   23              23          682            --               --
  Exercise of stock options           310             310        6,484            --               --
  Translation adjustment              --              --           --             --           (29,689)
-------------------------------------------------------------------------------------------------------
Balance, December 31, 1997        100,377        $100,377      $24,168       $959,717         $(23,928)
-------------------------------------------------------------------------------------------------------

Share and per share information prior to the December 1996 stock split have not been restated.
The accompanying notes are an integral part of this statement.

(Page 19 of the 1997 Annual Report to Shareholders)

                          CONSOLIDATED STATEMENTS OF CASH FLOWS
                                      (IN THOUSANDS)

                                                                      Years Ended December 31,
                                                                   1997       1996         1995
--------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                    $166,059    $147,856     $131,683
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization                                 48,053      45,213       40,872
    Deferred income taxes                                          4,994       1,918        1,037
    Postretirement benefits expense                                3,792       3,739        3,584
    Deferred compensation expense                                  3,437       2,762        4,111
    Deferred compensation payments                                  (628)       (407)        (526)
    Increase in accounts receivable                              (30,077)    (22,726)      (8,910)
    Increase in inventories                                      (63,390)    (19,361)     (13,328)
    Increase in other current assets                             (18,513)     (1,297)      (7,384)
    Increase (decrease) in accounts payable                       (7,534)      2,847        1,182
    Increase (decrease) in accrued payroll and payroll taxes       2,155       2,435       (1,212)
    Increase (decrease) in other accrued expenses                 16,547      (8,904)       6,562
    Increase (decrease) in accrued income taxes                    7,182        (655)       3,584
--------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                   132,077     153,420      161,255
--------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Property, plant and equipment additions                       (108,740)    (93,888)     (60,224)
  Sale of equipment                                                1,963       1,228        2,096
  Acquisition of businesses, net of cash acquired                (51,083)    (13,629)         --
  Other, net                                                         --       (1,500)         --
--------------------------------------------------------------------------------------------------
     Net cash used in investing activities                      (157,860)   (107,789)     (58,128)
--------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Issuance (repayment) of notes payable                            4,155      (4,419)     (10,850)
  Repayment of long-term debt                                    (11,895)     (1,036)      (1,236)
  Payment of dividends                                           (25,809)    (22,738)     (18,947)
  Exercise of employee stock options                               6,794       5,301          914
--------------------------------------------------------------------------------------------------
     Net cash used in financing activities                       (26,755)    (22,892)     (30,119)
--------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                           (4,919)     (3,023)       1,216
--------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                          (57,457)     19,716       74,224

Cash and cash equivalents at beginning of year                   103,685      83,969        9,745
--------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                        $ 46,228    $103,685      $83,969
--------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
  Income taxes paid                                             $ 74,518    $ 81,802      $68,187
  Interest paid, net of capitalized interest                         783       1,390        1,922

The accompanying notes are an integral part of these statements.

(Pages 20-27 of the 1997 Annual Report to Shareholders)

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

Goodwill:
 Goodwill arising from acquisitions made by the Company is capitalized and amortized over a period of five to forty years.

Minority Interest:
 Minority interest in income, related to the Company's 75% interest in Riedel-de Haen through a joint venture with AlliedSignal, is eliminated.

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

NOTE 2 - INVENTORIES
 The principal categories of inventories are (in thousands):

                                     December 31,
                                 1997            1996
--------------------------------------------------------
Finished goods                 $336,295        $288,293
Work in process                  24,269          22,132
Raw materials                    60,245          52,359
--------------------------------------------------------
Total                          $420,809        $362,784
--------------------------------------------------------

 Chemical products are valued at the lower of cost or market. Costs for certain domestic chemical inventories (24% of total chemical inventories) are determined using the last-in, first-out method. Costs for other chemical inventories are determined by specific lot using purchase price and cost to manufacture, which includes material, labor and overhead. If the cost of all chemical inventories had been determined using the specific cost method, inventories would have been $3,252,000, $6,538,000, $8,062,000 and
$7,410,000 higher than reported at December 31, 1997, 1996, 1995 and 1994, respectively.
 Metal inventories are valued at the lower of cost or market, cost being determined using the first-in, first-out method, which includes material, labor and overhead.

NOTE 3 - NOTES PAYABLE
 The Company has three unsecured domestic bank revolving credit facilities totaling $70,000,000. A $40,000,000 facility expires in May 1998, with two other facilities of $15,000,000 each expiring in June 1998, or earlier upon notice by either party. The Company also has two unsecured multi-currency bank commitments totaling $30,000,000. One facility expires in June 1998, the other in June 1999. Interest rates for all facilities are based on federal funds, LIBOR, prime or other rates offered by the lending banks. No borrowings were outstanding under the domestic or multi-currency facilities at December 31, 1997 or 1996. The Company intends to renew all of these facilities before they expire.
 Notes payable by international subsidiaries were $6,751,000 and $2,615,000 at December 31, 1997 and 1996, respectively, and are payable in local currencies with weighted average interest rates of 5.3% and 8.3% at December 31, 1997 and 1996, respectively.

NOTE 4 - LONG-TERM DEBT
 Long-term debt consists of the following (in thousands):

                                  December 31,
                                1997         1996
---------------------------------------------------
6.0% Industrial Revenue       $   -         $5,775
 Bonds due April 1, 2010
5.875% Industrial Revenue         -          3,550
 Bonds due July 1, 2004
7.0% Industrial Revenue           -          2,700
 Bonds due Nov. 1, 2014
Other                          1,201         1,216
---------------------------------------------------
                               1,201        13,241
Less-Current maturities         (649)       (9,454)
---------------------------------------------------
                               $ 552       $ 3,787
---------------------------------------------------

 The 6.0%, 5.875% and the 7.0% Industrial Revenue Bonds were redeemed by the Company at par on March 1, 1997, July 1, 1997 and November 1, 1997, respectively.

 Total interest expense incurred by the Company, net of immaterial amounts capitalized, was $734,000, $1,824,000 and $1,647,000 in
1997, 1996 and 1995, respectively.

NOTE 5 - FINANCIAL DERIVATIVES AND
RISK MANAGEMENT
 The Company operates internationally, giving rise to exposure resulting from changes in foreign currency exchange rates. Derivative financial instruments are utilized by the Company to reduce the financial impact of those exposures. The Company does not hold or issue such financial instruments for trading purposes.
 The Company enters into forward exchange contracts to hedge certain receivables and payables denominated in foreign currencies (principally the British pound sterling, Italian lira, German mark, French franc, Swiss franc, Japanese yen and Canadian dollar). Some of the contracts involve the exchange of two foreign currencies, according to the requirements of international subsidiaries. The purpose of the Company's hedging activities is to protect the Company from the risk that the receipts resulting from product sales to customers outside the United States and payments for purchases from vendors outside the United States will be adversely affected by changes in exchange rates from the original transaction date. The amount of open forward exchange contracts at December 31, 1997 and 1996 was $243.4 million and $159.1 million, respectively. The terms of the contracts are generally less than six months.
 The Company's contracts are with large, reputable commercial banks and, accordingly, the Company expects all counterparties to meet their obligations.

NOTE 6 - LEASE COMMITMENTS
 The Company and its subsidiaries lease manufacturing and warehouse facilities and computer equipment under non-cancelable leases expiring at various dates through 2022. Rent charged to operations was $10,054,000, $8,676,000 and $8,322,000 in 1997, 1996 and 1995,
respectively. Minimum rental commitments for non-cancelable leases in effect at December 31, 1997, are as follows (in thousands):

                    1998         $10,330
                    1999           7,425
                    2000           3,573
                    2001           1,989
                    2002           1,726
                    2003-2022     12,348

NOTE 7 - INCOME TAXES
 The provision for income taxes consists of the following (in thousands):
                           1997       1996      1995
-------------------------------------------------------
Current:
 Federal                 $65,630    $58,376   $55,721
 State                     6,141      6,609     6,399
 International             9,930     14,925     9,320
-------------------------------------------------------
  Total current           81,701     79,910    71,440
-------------------------------------------------------
Deferred:
 Federal                   4,554      1,833      (394)
 State                       615        482       (74)
 International              (175)      (397)    1,505
-------------------------------------------------------
  Total deferred           4,994      1,918     1,037
-------------------------------------------------------
Total provision for
 income taxes            $86,695    $81,828   $72,477
-------------------------------------------------------

 A reconciliation of statutory and effective tax rates is
as follows:
                                 1997        1996        1995
--------------------------------------------------------------
Statutory tax rate               35.0%       35.0%       35.0%
FSC benefits                     (2.0)       (1.4)       (1.7)
State income taxes,
 net of federal benefits          1.7         1.9         2.0
International taxes               (.6)         .2         (.5)
Other, net                         .2         (.1)         .7
--------------------------------------------------------------
                                 34.3%       35.6%       35.5%
--------------------------------------------------------------

 Deferred income tax provisions reflect the effect of temporary differences between financial statement and tax reporting of income and expense items. The net deferred tax asset (liability) at December 31, which are included in other assets or other liabilities in the consolidated balance sheets, result from the following temporary differences (in thousands):

                                          1997        1996
------------------------------------------------------------
Gross deferred assets:
Inventories                             $18,856     $18,367
Pension and postretirement
 benefit plans                           14,624      13,794
-------------------------------------------------------------
  Total                                  33,480      32,161
-------------------------------------------------------------
Gross deferred liabilities:
Depreciation                            (24,700)    (19,867)
Other                                   (11,992)    (10,512)
-------------------------------------------------------------
  Total                                 (36,692)    (30,379)
-------------------------------------------------------------
Net deferred tax asset (liability)      $(3,212)    $ 1,782
-------------------------------------------------------------

 At December 31, 1997 and 1996, no valuation allowance for the deferred tax assets was required.
 United States taxes are not provided on unremitted earnings and related cumulative translation adjustments of international subsidiaries (approximately $132 million at December 31, 1997) because the Company intends to reinvest the earnings indefinitely. The estimated amount of income taxes that would be incurred should such earnings be distributed is not significant due to the availability of foreign tax credits. The Company has a Foreign Sales Corporation ("FSC") subsidiary which is taxed at a lower effective tax rate on its income from export sales from the U.S.

NOTE 8 - INSURANCE
 The Company's general and products liability insurance coverage, which provides for risks up to $200 million, was renewed during 1997. The current policies provide limited coverage for environmental damage and are written on a claims-made basis.

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

 The Company's deferred compensation plan provides for cash and common stock payments to certain key employees. Under this plan, a bonus pool is calculated by a formula based on the amount of increase in profitability. Bonus units are then awarded. Bonus units are distributed five years after being awarded in the form of one share of common stock for each bonus unit. In addition, the Company makes cash payments equal to the amount of Federal income taxes the employee would be required to pay for the receipt of such stock and cash at the highest marginal Federal income tax rate. Expenses for this plan are recorded during the period for which the calculation is made. During 1997, 1996 and 1995, 23,000, 15,534 and 35,800 shares of common stock, respectively, were issued under this plan. At December 31, 1997, 158,200 bonus units were awarded but not distributed. This plan permits issuance of a maximum of 2,400,000 shares of the Company's common stock, of which 1,559,210 shares remain to be awarded.
 The Company's Share Option Plan of 1995, which replaced the share option plan of 1987, permits the granting of incentive stock options or non-qualified options to purchase up to 4,000,000 shares of the Company's common stock through 2005. Incentive stock options may not have an option price of less than the fair market value of the shares at the date of the grant. Options generally become exercisable one year following the grant date and expire ten years after the grant date. Options granted in 1997 to purchase 160,000 shares become exercisable over a one to five year period. Options granted in 1996 to purchase 249,000 shares become exercisable over a one to five year period. Options to purchase 1,814,000 shares of the Company's common stock under this plan remain to be granted at December 31, 1997.
 The Company's Share Option Plan of 1987 permitted the granting of incentive stock options or non-qualified options to purchase up to 2,000,000 shares of the Company's common stock through 1997. Options granted had an option price equal to the market value of the shares at the date of the grant. Options are generally exercisable one year following the grant date. Options granted in 1994 and 1993 to purchase 320,000 and 260,000 shares, respectively, become exercisable ratably over a five year period. The balance of the shares that had been reserved for issuance under this plan were released.
 The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's two stock option plans been determined based on the fair value at the grant date for awards in 1997 and 1996 consistent with the provisions of this statement, the Company's net income and net income per share would have been as follows (in thousands, except net income per share):

                                   1997          1996
-------------------------------------------------------
Net income                      $157,478      $141,562
Net income per share - Basic       $1.57         $1.42
Net income per share - Diluted     $1.53         $1.39

 The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1997: dividend yield of
 .70%, expected volatility of 17.9%, risk-free interest rate of 5.75% and expected life based on historical exercise periods of
6.5 years. The weighted-average assumptions for 1996 were as follows: dividend yield of .74%, expected volatility of 17.6%, risk-free interest rate of 6.50% and expected life based on historical exercise periods of 5.75 years.

 A summary of the combined activity and balances for the Company's stock options for the two plans as of December 31, 1997, 1996 and 1995 and changes during the years ended on those dates is as follows:

                                                      1997                     1996                       1995
------------------------------------------------------------------------------------------------------------------------
                                                          Wtd. Avg.                 Wtd. Avg.                 Wtd. Avg.
                                                          Exercise                  Exercise                  Exercise
                                               Shares      Price        Shares        Price        Shares       Price
------------------------------------------------------------------------------------------------------------------------
Options outstanding, beginning of year       2,396,636     $23.43     1,736,376      $21.31      1,809,980     $21.22
Options granted                              1,170,000      35.42       984,000       25.69         42,000      22.15
Options exercised                             (310,388)     22.17      (279,740)      19.41        (54,700)     16.71
Options cancelled                              (27,550)     24.17       (44,000)      21.83        (60,904)     23.13
------------------------------------------------------------------------------------------------------------------------
Options outstanding, end of year             3,228,698      27.91     2,396,636       23.43      1,736,376      21.31
------------------------------------------------------------------------------------------------------------------------
Options exercisable at year-end              2,066,702      23.64     1,419,436       21.70      1,692,176      21.29
Weighted average fair value of
 options granted during the year                $11.16                   $8.02                       $6.85

 The following table summarizes information about stock options outstanding at December 31, 1997:

                                          Options Outstanding                        Options Exercisable
----------------------------------------------------------------------------------------------------------
                               Number           Wtd. Avg.           Wtd. Avg.       Number       Wtd. Avg.
                             Outstanding        Remaining           Exercise      Exercisable    Exercise
Range of Exercise Prices     at 12/31/97     Contractual Life        Price        at 12/31/97      Price
----------------------------------------------------------------------------------------------------------
$10.1875 to $14.5625            51,872          7.2 months           $10.78           51,872       $10.78
$16.25 to $24.00               702,850         75.4 months            19.37          702,850        19.37
$24.875 to $31.25            1,361,980         84.3 months            26.56        1,311,980        26.42
$31.75 to $36.00             1,111,996        117.6 months            35.71              --            --
-----------------------------------------------------------------------------------------------------------
                             3,228,698         92.6 months           $27.91        2,066,702       $23.64
-----------------------------------------------------------------------------------------------------------

NOTE 10 - COMPANY OPERATIONS BY SEGMENT
 The Chemical Products segment distributes biochemicals, organic chemicals, chromatography products, diagnostic reagents and related products for use in research and development, in the diagnosis of disease and in manufacturing. These products are both manufactured by the Company and purchased for resale. The Metal Products segment manufactures and distributes components for metal frameworks used in industry to support pipes, lighting fixtures and conduit, continuous networks of trays used in routing power and telecommunications cabling, and electrical and electronics enclosures. Sales between these two industry segments are not significant. Cash and temporary cash investments are considered available for general corporate purposes and, accordingly, are not allocated to the identifiable assets of either segment. The United States sales to unaffiliated customers presented in the summary of operations by geographic segment on page 25 include sales to international markets as follows (in thousands):

                      Year                 Amount
                ---------------------------------------
                      1997                $ 82,824
                      1996                 106,154
                      1995                 107,255


 The Company's operations by industry segment are as follows (in thousands):

                                                 1997             1996          1995
--------------------------------------------------------------------------------------
Net sales to unaffiliated customers:
  Chemical Products                          $  901,701      $  832,924      $775,862
  Metal Products                                225,383         201,641       183,960
--------------------------------------------------------------------------------------
   Total                                     $1,127,084      $1,034,565      $959,822
--------------------------------------------------------------------------------------
Income before provision for income taxes:
  Chemical Products                          $  214,282      $  193,075      $177,334
  Metal Products                                 33,717          31,395        27,916
  Interest income (expense), net                  4,755           5,214        (1,090)
--------------------------------------------------------------------------------------
   Total                                     $  252,754      $  229,684      $204,160
--------------------------------------------------------------------------------------
Depreciation:
  Chemical Products                          $   37,441      $   36,221      $ 33,312
  Metal Products                                  6,056           5,007         4,239
---------------------------------------------------------------------------------------
   Total                                     $   43,497      $   41,228      $ 37,551
---------------------------------------------------------------------------------------
Capital expenditures:
  Chemical Products                          $   96,228      $   77,541      $ 45,397
  Metal Products                                 12,512          16,347        14,827
---------------------------------------------------------------------------------------
   Total                                     $  108,740      $   93,888      $ 60,224
---------------------------------------------------------------------------------------
Identifiable assets at December 31:
  Chemical Products                          $1,044,806      $  860,676      $789,058
  Metal Products                                152,788         135,597       112,161
  Cash and temporary cash investments            46,228         103,685        83,969
---------------------------------------------------------------------------------------
   Total                                     $1,243,822      $1,099,958      $985,188
---------------------------------------------------------------------------------------

 The Company's operations by geographic segment are as follows (in thousands):

                                                      1997          1996          1995
-----------------------------------------------------------------------------------------
Net sales to unaffiliated customers:
  United States                                   $  705,978    $  683,810     $ 641,167
  International                                      421,106       350,755       318,655

Net intercompany sales between geographic areas:
  United States                                      195,115       146,202       125,652
  International                                       42,252        39,268        36,735
  Eliminations                                      (237,367)     (185,470)     (162,387)
-----------------------------------------------------------------------------------------
   Total                                          $1,127,084    $1,034,565      $959,822
-----------------------------------------------------------------------------------------
Income before provision for income taxes:
  United States                                   $  245,586    $  192,415      $172,308
  International                                       31,553        41,664        36,760
  Eliminations                                       (24,385)       (4,395)       (4,908)
------------------------------------------------------------------------------------------
   Total                                          $  252,754    $  229,684      $204,160
------------------------------------------------------------------------------------------
Identifiable assets at December 31:
  United States                                   $  836,524    $  783,699      $695,326
  International                                      450,082       348,732       307,902
  Eliminations                                       (42,784)      (32,473)      (18,040)
------------------------------------------------------------------------------------------
   Total                                          $1,243,822    $1,099,958      $985,188
------------------------------------------------------------------------------------------

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

                                         United States                 International
                                 ------------------------------  -------------------------
                                   1997       1996       1995     1997     1996     1995
------------------------------------------------------------------------------------------
Service cost                     $ 3,159     $2,928     $1,673   $2,149   $2,082   $1,997
Interest cost                      3,765      3,284      2,391    2,269    2,169    2,123
Actual return on plan assets     (11,539)    (5,254)    (6,918)  (3,816)  (3,247)  (3,508)
Net amortization and deferral      7,681      2,908      4,280      709      358      790
------------------------------------------------------------------------------------------
Net periodic pension cost        $ 3,066     $3,866     $1,426   $1,311   $1,362   $1,402
------------------------------------------------------------------------------------------

 The Company's funding policy for its U.S. defined benefit plan is to contribute amounts that meet minimum funding requirements but which do not exceed the maximum funding limits as currently determined under applicable tax regulations. International plans are funded at a level to maintain the solvency of the plans as defined by local law. At December 31, 1997, assets of the Company's defined benefit plans were invested in listed common stocks, common trust funds, government and corporate bonds and money market instruments. No common stock of the Company is held by these plans.
 The funding status of the Company's defined benefit plans and amounts recognized with respect to these plans in the consolidated balance sheets are as follows (in thousands):

                                                     United States               International
                                                  --------------------      --------------------
                                                   1997          1996         1997         1996
------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested                                          $43,293      $38,796      $36,816      $35,489
-------------------------------------------------------------------------------------------------
  Accumulated                                     $44,805      $40,829      $36,816      $35,489
-------------------------------------------------------------------------------------------------
  Projected                                       $52,372      $47,387      $45,655      $44,320
Plan assets at fair value                          59,188       52,372       50,629       47,353
-------------------------------------------------------------------------------------------------
Excess of plan assets over projected
 benefit obligations                                6,816        4,985        4,974        3,033
Unrecognized net (gain)                            (5,054)      (2,767)      (2,822)      (1,346)
Unrecognized prior service cost                    10,213       11,003        1,443        1,649
Unrecognized net transition asset                    (636)        (726)        (215)        (268)
--------------------------------------------------------------------------------------------------
Prepaid pension cost                              $11,339      $12,495      $ 3,380       $3,068
--------------------------------------------------------------------------------------------------

 Assumptions used in the preceding determinations reflect average long-term expectations, may not represent current experience and are as follows:

                                                       United States     International
                                                       -------------     --------------
                                                       1997     1996     1997     1996
---------------------------------------------------------------------------------------
Discount rate in determining benefit obligations       7.0%     7.5%     5.4%     4.6%
Compensation rate increase                             5.0%     5.5%     4.3%     3.7%
Return on plan assets                                  9.0%     9.0%     6.8%     6.8%

 The Company's 401(k) retirement savings plan provides eligible employees with retirement benefits in addition to those provided by the defined benefit plan. The plan permits participants to voluntarily defer up to 15% of their compensation, subject to Internal Revenue Code limitations. The Company also contributes a fixed amount per year for each eligible employee plus a percentage of the employee's contribution. The Company's policy is to fully fund this plan. The cost for this plan was $5,798,000, $5,504,000 and $2,829,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

Other Postretirement Benefits
 Certain employees of U.S. operations who retire on or after attaining age 55 with at least 7 years of service with the Company are entitled to postretirement health, dental and life coverages. These benefits are subject to deductibles, co-payment provisions and coordination with benefits available under Medicare. The Company may amend or change the plan periodically.
 The components of net postretirement benefit cost for 1997, 1996, and 1995 are as follows (in thousands):

                                1997        1996        1995
          ---------------------------------------------------
          Service cost         $1,436      $1,544      $1,346
          Interest cost         2,362       2,195       2,238
          Amortization             (6)         --          --
          ----------------------------------------------------
          Net postretirement
           benefit cost        $3,792      $3,739      $3,584
          ----------------------------------------------------

 A reconciliation of the plan's funded status to the accrued postretirement benefit liability included in the consolidated balance sheets at December 31, is as follows (in thousands):

                                     1997          1996
---------------------------------------------------------
Accumulated postretirement
 benefit obligation:
  Retirees                         $ 9,318       $ 8,078
  Active - fully eligible            8,862         6,471
  Active - other                    17,718        16,175
---------------------------------------------------------
   Total                            35,898        30,724
Plan assets at fair value               --            --
---------------------------------------------------------
Unfunded postretirement
 benefit obligation                 35,898        30,724
Unrecognized net gain                  577         3,042
---------------------------------------------------------
Accrued postretirement
 benefit liability                  36,475        33,766
Less-Current portion included in
 other accrued expenses             (1,000)         (848)
---------------------------------------------------------
Deferred postretirement
 benefits liability                $35,475       $32,918
---------------------------------------------------------

 Future benefit costs were estimated assuming medical costs increase at an 8.5% annual rate in 1997 decreasing ratably until the year 2000 to a 5.5% growth rate and remaining at 5.5% per year thereafter. A 1.0% increase in this annual trend rate would have increased the accumulated postretirement benefit obligation at December 31, 1997 by $1,740,000 and 1997 postretirement benefit expense by $200,000. The weighted average discount rate used to estimate the accumulated postretirement benefit obligation at December 31, 1997 is 7.0%. Benefits are funded as claims are paid.

NOTE 12 - EARNINGS PER SHARE
 The Company adopted SFAS No. 128, "Earnings per Share," effective December 15, 1997. As a result, the Company's earnings per share for 1996 and 1995 were restated. A reconciliation of basic and diluted earnings per share, together with the related shares outstanding, and the effect of this change on previously reported earnings per share (EPS) is as follows, (in thousands, except per share amounts):

               Reconciliation of Earnings and Shares
                                                          Per-Share
                                 Income         Shares      Amount
                                 ----------------------------------
For the Year Ended 1995
Basic Earnings per Share
Net income available to
 common shareholders            $131,683         99,714       $1.32
Options issued                        --          1,529
-------------------------------------------------------
Diluted Earnings per Share
Net income available to
 common shareholders            $131,683        101,243       $1.30
------------------------------------------------------------------------

For the Year Ended 1996
Basic Earnings per Share
Net income available to
 common shareholders            $147,856         99,930       $1.48
Options issued                        --          1,785
-------------------------------------------------------
Diluted Earnings per Share
Net income available to
 common shareholders            $147,856        101,715       $1.45
------------------------------------------------------------------------

For the Year Ended 1997
Basic Earnings per Share
Net income available to
 common shareholders            $166,059        100,210       $1.66
Options issued                        --          2,594
-------------------------------------------------------
Diluted Earnings per Share
Net income available to
 common shareholders            $166,059        102,804       $1.62
-----------------------------------------------------------------------

                     Effect on Previously Reported EPS

                                                   1996        1995
-----------------------------------------------------------------------
Per share amounts
Primary EPS as reported                           $1.48       $1.32
Effect of SFAS No. 128                               --          --
-----------------------------------------------------------------------
Basic EPS as restated                             $1.48       $1.32
-----------------------------------------------------------------------
Fully diluted EPS as reported                     $1.48       $1.32
Effect of SFAS No. 128                            (0.03)      (0.02)
-----------------------------------------------------------------------
Diluted EPS as restated                           $1.45       $1.30
-----------------------------------------------------------------------