Form 10-K, Exhibit 13
period 1998-12-31
SIGMA ALDRICH CORP
filed 1999-03-31
CIK 90185

(Pages 12-14 of the 1998 Annual Report to Shareholders)

                    ------------------------------------
                    Management's Discussion of Financial
                    Condition and Results of Operations

                          ---------------------
                          Results of Operations

  During the three years ended December 31, 1998, the Company's sales and net income continued to grow.

  Chemical sales increased 7.1%, 8.3%, and 7.4% for 1998, 1997 and 1996, respectively. This sales growth is attributed to selective price increases, the annual addition of new products, acquisitions, including Genosys in December of 1998 and Riedel-de Haen in June of 1997, and the opening of new international sales offices. Price increases for products listed in the general chemical catalogs averaged 3.0%, 3.5% and 4.5% in 1998, 1997 and 1996, respectively. New product sales, while not material in the year introduced, contribute to sales growth in subsequent years. Acquisitions contributed 2.5% and 3.0% to the 1998 and 1997 sales increases, respectively. The effect of translating foreign currency chemical sales into the U.S. dollar reduced the 1998, 1997 and 1996 sales growth by 1.8%, 4.4% and 1.3%, respectively. Both Research and Fine Chemicals sales continued to grow in 1998 while Diagnostic sales declined slightly due to competitive pressures. Chemical sales, in particular Research, were affected by disruptions to service during the installation of new customer service and warehouse systems. System conversions in the future are expected to proceed more smoothly. Emphasis on international markets and new sales offices, together with the addition of Riedel-de Haen products, helped achieve growth in international direct sales of 19.3% in 1998, 30.6% in 1997 and 14.0% in 1996, after eliminating the effect of changes in currency exchange rates. The increase in direct international sales is partially offset by a slowing in export sales from the United States. Export sales declined 32.2%, 22.0% and 1.0% in 1998, 1997 and 1996, respectively, reflecting the continued transfer of sales to both our existing and new international offices.

  Metal sales increased 1.3%, 11.8% and 9.6% for 1998, 1997 and 1996, respectively. Average selling prices decreased 1.5%, 2.2% and 2.0% in 1998, 1997 and 1996, respectively, due to competitive markets and lower costs for raw materials. The slower growth in 1998 reflects the weakness in the industrial construction market which was only partially offset by the fast-growing demand for telecommunications and enclosures products. The growth in 1997 and 1996 also came mainly from the telecommunications and enclosures market.

  Cost of products sold was 46.7% in 1998 and 46.0% in 1997 and 1996. The decline in the gross profit rate in 1998 is due to a higher proportion of lower margin business, costs of new production facilities, increased investment in R & D in the Molecular Biology area and competitive pricing pressures. The cost of chemical products sold increased by 8.9% and the cost of metal products sold increased by 3.5% in 1998, compared to sales increases of 7.1% and 1.3%, respectively.

  Selling, general and administrative expenses were 33.0%, 31.6% and 31.8% of sales in 1998, 1997 and 1996, respectively. The increase in 1998 is due to incremental expenses associated with new systems, sales offices and additional warehouse facilities, offset by ongoing efforts to effectively manage staffing levels and control other significant operating expenses. Also included in 1998 is a $2.9 million charge for acquired research and development related to the acquisition of Genosys. In 1998, 1997 and 1996, net interest income contributed $2.9 million, $4.8 million and $5.2 million, respectively, to pretax earnings, reflecting lower average cash balances in 1998.

  Net income benefited from a tax credit of $7.0 million from our enhanced research and development activities over the last several years. The effect of changes in currency exchange rates reduced net income by $ .06, $ .05 and $ .01 per share in 1998, 1997 and 1996, respectively.

  Management expects future sales growth from the continuing introduction of new products, promotion and marketing programs, new sales offices and businesses added during 1998. The Company will benefit from investments in new systems, products and facilities designed to enhance customer service.


                           Liquidity and
                         Capital Resources

  In 1998, cash and temporary cash investments decreased $21.9 million while short-term borrowings increased by $23.2 million to $30.0 million. In 1997, cash and temporary cash investments decreased by $57.5 million while short-term borrowings were increased by $4.1 million.

  Cash provided by operating activities was $162.1 million in 1998, an increase of $30.0 million from 1997. The change resulted primarily from slower growth in inventories of $36.4 million in 1998 compared to $63.4 million in 1997 and higher depreciation and amortization of $13.8 million in 1998 compared to 1997. The higher growth of inventories in 1997 resulted from acquisitions and further deployment of inventory to new locations. Cash generated by operations and available from credit facilities continues to provide sufficient liquidity for present and future operating and capital needs.

  Cash currently available and expected to be generated in 1999 will be invested on a temporary basis. Longer term, excess funds are expected to be reinvested in the business. Also, depending on opportunities and market conditions, funds may be used to acquire new businesses. These investments should enable the Company to continue to grow sales and profits.

  During 1998, a total of $130.4 million was invested in property, plant and equipment. Significant expenditures were made in support of new customer service and warehouse systems and distribution and production facility expansions, both domestically and internationally. Also in 1998, the Company acquired Genosys, a leading supplier of synthetic
DNA products, for $39.5 million to strengthen our position in Life Science research.

  During 1999, we expect capital spending of approximately $75 million to continue to enhance distribution, production and information systems. The Company has not made any other significant commitments for, or acquisitions of, capital facilities early in 1999.


                             Year 2000

  In 1997, the Company began a comprehensive worldwide program to evaluate and mitigate the risks associated with the Year 2000 problem. The program consists of evaluating traditional computer systems such as order taking, inventory control and finance and systems supporting the business such as plant machinery controls and the phone systems.

  A number of the Company's computer systems, primarily in Europe, are Year 2000 capable. Year 2000 system changes to other systems began in 1997. In an effort to upgrade the Company's major computer systems, the implementation of SAP, a global enterprise resource planning software system, began in 1997.The SAP system is Year 2000 capable and has eliminated the need to update approximately 50% of the Company's existing computer systems. The Company expects that all systems requiring updates will either be converted to SAP or made Year 2000 capable by the end of 1999. Approximately 70% of the Company's systems have been converted to SAP or are currently Year 2000 capable.

  The Company is not presently aware of any Year 2000 issues encountered by its business partners that would materially impact the Company's operations. There can be no assurance that the Company will not experience operational difficulties as a result of Year 2000 issues either arising out of internal systems or caused by its business partners which may have a material adverse effect on its business operations.

  The implementation of SAP software systems has reduced the need to update many of the Company's systems to be Year 2000 capable. Excluding costs related to SAP, approximately $1.5 million has been incurred in the Company's effort to achieve Year 2000 capable systems through December 31, 1998. Total costs to achieve Year 2000 capable systems are estimated at $3.0 million.

  In planning for the most reasonably likely worst case scenario, all major elements in the Company's comprehensive program have been addressed. The Company's systems are expected to be Year 2000 capable. No known event, trend or uncertainty is likely to have a material adverse impact on the Company's results of operations, liquidity or financial condition. Contingency plans have been developed to ensure critical systems will function in the event of any occurrences of unremediated or unresolved Year 2000 issues.

                        Year 2000 (continued)

  The Company is preparing for the risk that certain business partners may experience Year 2000 issues. While the Company values the established relationships with its business partners, alternate sources for some products and services are available. The Company also recognizes the risk of other key partners such as utilities, communications companies and delivery services in evaluating Year 2000 issues and is developing plans to mitigate the potential adverse impacts of these risks. If certain key partners experience Year 2000 failures, the Company could experience material adverse effects on the results of its operations and financial condition.

                               Euro

  On January 1, 1999, eleven member countries of the European Community established fixed conversion rates between their existing currencies and the European Economic and Monetary Union's new common currency, the Euro. The transition period for the introduction of the Euro is January 1, 1999 through January 1, 2002. During this transition period, payment and billing may be conducted in the Euro or the relevant legacy currency.

  The Company is currently developing and implementing plans to address the conversion to the Euro such as updating certain information technology systems and evaluating currency risk, impacts on financial transactions and competitive activity. The costs associated with addressing the Euro conversion are not expected to be material. The Company believes the conversion to the Euro will not have a material impact on the Company's financial condition or results of its operations.


                   Forward-Looking Statements

  The preceding discussion should be read in conjunction with the consolidated financial statements and notes thereto. Except for historical information, the statements in this discussion may constitute forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risk and uncertainty, including financial, business environment and projections, as well as any statements preceded by, followed by, or that include the words "believes," "expects," "anticipates" or similar expressions, and other statements contained herein regarding matters that are not historical facts. Although the Company believes its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. The important factors that could cause actual results to differ materially from those in the forward looking statements herein include, without limitation, reduced growth in research funding, uncertainties surrounding possible government health care reform, government regulation applicable to the Company's business, the effectiveness of the Company's further implementation of its global software system, SAP, the status and effectiveness of the Company's Year 2000 efforts, the highly competitive environment in which the Company operates and the impact of fluctuations in foreign currency exchange rates. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on it's behalf are expressly qualified in their entirety by such cautionary statements. The Company does not undertake any obligation to release publicly any revisions to such forward-looking statement to reflect events or uncertainties after the date hereof or to reflect the occurrence of unanticipated events.

(Five bar graphs appear on pages 12-14 depicting the following data)

                                              1998       1997      1996
                                              ----       ----      ----
Chemical Sales (millions of dollars)         965.9      901.7     832.9

Metal Sales (millions of dollars)            228.4      225.4     201.7

Cost of Products Sold (percent of sales)      46.7       46.0      46.0

Selling, General and Administrative
Expenses (percent of sales)                   33.0       31.6      31.8

Capital Expenditures (millions of dollars)   130.4      108.7      93.9

(Page 15 of the 1998 Annual Report to Shareholders)

                       Exchange Rate Sensitivity

  The Company uses forward exchange contracts to hedge certain receivables and payables denominated in foreign currencies. Most of the contracts are single currency. Gains and losses on these hedges, based on the difference in the contract rate and the spot rate at the end of each month for all contracts still in force are typically offset by transaction gains and losses, with net gains and losses included in selling, general and administrative expenses. While contract terminations are infrequent, gains and losses on terminations are recognized in the month of execution in the same manner.

  The table below provides information about the Company's derivative financial instruments and related balance sheet items by currency and presents such information in U.S. dollar equivalents. The table summarizes information on the derivative instruments and related underlying transactions that are sensitive to foreign currency exchange rates, including foreign currency forward exchange contracts and receivables and payables in other than a unit's local currency. The net amount that is exposed to changes in foreign currency rates is then subjected to a 10% appreciation and depreciation in the value of the foreign currency versus the U.S. dollar. The effect of changes in foreign currency rates on the Company's net exposed derivative financial instrument position would not be material.

                             December 31, 1998
                          (unaudited, in millions)
                                                                       Foreign           Foreign
                  U.S. Dollar    Net Underlying     Net Exposed    Exchange Impact   Exchange Impact
                 Value of Net   Foreign Currency    Long/(Short)       From 10%           From 10%
               Foreign Exchange    Transaction        Currency     Appreciation of    Depreciation of
                   Contracts        Exposure          Position       U.S. Dollar        U.S. Dollar
-----------------------------------------------------------------------------------------------------
German Mark         $ 69.0           $ 68.5           $ (0.5)          $ (.05)            $ .05
British Pound         33.6             30.8             (2.8)            (.28)              .28
Swiss Franc          (39.5)           (29.3)            10.2             1.02             (1.02)
French Franc          33.3             20.5            (12.8)           (1.28)             1.28
Japanese Yen          19.8             20.3              0.5              .05              (.05)
Canadian Dollar       12.9             12.8             (0.1)            (.01)              .01
Italian Lira           9.9              9.1             (0.8)            (.08)              .08
Others                24.5             18.3             (6.2)            (.62)              .62
-----------------------------------------------------------------------------------------------------
Total               $163.5           $151.0           $(12.5)          $(1.25)            $1.25
-----------------------------------------------------------------------------------------------------

(Page 16 of the 1998 Annual Report to Shareholders)

                        CONSOLIDATED STATEMENTS OF INCOME
                      (In Thousands, Except Per Share Data)

                                                                Years Ended December 31,
                                                             1998         1997         1996
----------------------------------------------------------------------------------------------
Net sales                                                $1,194,290   $1,127,084   $1,034,565
  Cost of products sold                                     557,864      518,711      476,120
----------------------------------------------------------------------------------------------
Gross profit                                                636,426      608,373      558,445
  Selling, general and administrative expenses              393,836      355,619      328,761
----------------------------------------------------------------------------------------------
Income before provision for income taxes                    242,590      252,754      229,684
  Provision for income taxes                                 76,243       86,695       81,828
----------------------------------------------------------------------------------------------
Net income                                               $  166,347   $  166,059   $  147,856
----------------------------------------------------------------------------------------------
Weighted average number of shares outstanding - Basic       100,540      100,210       99,930
Weighted average number of shares outstanding - Diluted     101,188      102,804      101,715
Net income per share - Basic                                  $1.65        $1.66        $1.48
Net income per share - Diluted                                $1.64        $1.62        $1.45

The accompanying notes are an integral part of these statements.

                    Report of Independent Public Accountants

To Sigma-Aldrich Corporation:

We have audited the accompanying consolidated balance sheets of Sigma-Aldrich Corporation (a Delaware Corporation) and subsidiaries (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sigma-Aldrich Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP
St. Louis, Missouri
February 16, 1999


(Page 17 of the 1998 Annual Report to Shareholders)



                          CONSOLIDATED BALANCE SHEETS
                                 (In Thousands)
                                                            December 31,
                                                        1998           1997
----------------------------------------------------------------------------
Assets
Current assets:
  Cash and temporary cash investments              $   24,345     $   46,228
  Accounts receivable, less allowance for doubtful
   accounts of $6,749 and $6,531, respectively        229,486        186,847
  Inventories                                         464,035        420,809
  Other current assets                                 54,815         52,790
----------------------------------------------------------------------------
   Total current assets                               772,681        706,674
----------------------------------------------------------------------------
Property, plant and equipment:
  Land                                                 32,623        31,594
  Buildings and improvements                          318,073       252,388
  Machinery and equipment                             456,506       381,771
  Construction in progress                             84,463        90,831
  Less - accumulated depreciation                    (372,926)     (317,706)
----------------------------------------------------------------------------
   Net property, plant and equipment                  518,739       438,878
----------------------------------------------------------------------------
Goodwill, net                                         113,737        83,261
Other assets                                           27,678        15,009
----------------------------------------------------------------------------
   Total assets                                    $1,432,835    $1,243,822
----------------------------------------------------------------------------

Liabilities and Stockholders' Equity
Current liabilities:
  Notes payable                                    $   30,019   $    6,751
  Current maturities of long-term debt                    624          649
  Accounts payable                                     63,520       53,257
  Accrued payroll and payroll taxes                    17,025       13,453
  Other accrued expenses                               30,312       28,816
  Accrued income taxes                                    872       16,553
--------------------------------------------------------------------------
   Total current liabilities                          142,372      119,479
--------------------------------------------------------------------------
Long-term debt                                            415          552
Deferred postretirement benefits                       40,663       35,475
Deferred compensation                                   7,894       12,766
Other liabilities                                      25,111       15,216
--------------------------------------------------------------------------
   Total liabilities                                  216,455      183,488
--------------------------------------------------------------------------
Stockholders' equity:
  Common stock                                        100,623      100,377
  Capital in excess of par value                       29,238       24,168
  Retained earnings                                 1,097,653      959,717
  Accumulated other comprehensive loss                (11,134)     (23,928)
---------------------------------------------------------------------------
   Total stockholders' equity                       1,216,380    1,060,334
---------------------------------------------------------------------------
   Total liabilities and stockholders' equity      $1,432,835   $1,243,822
---------------------------------------------------------------------------

The accompanying notes are an integral part of these balance sheets.

(Page 18 of the 1998 Annual Report to Shareholders)


                   CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                       (In Thousands, Except Per Share Data)


                                      Common Stock                                  Accumulated
                               200,000 Shares Authorized Capital in                    Other
                                      ($1.00 Par)        Excess of     Retained     Comprehensive  Comprehensive
                                  Shares       Amount    Par Value     Earnings     Income/(Loss)     Income
----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995        49,877     $ 49,877     $11,455     $  744,370     $ 19,032

  Net income                           -            -           -        147,856            -        $147,856
  Other comprehensive income-
   foreign currency translation        -            -           -              -      (13,271)        (13,271)
                                                                                                     ---------
  Comprehensive income                 -            -           -              -            -        $134,585
  Dividends ($.2275 per share)         -            -           -        (22,738)           -        ---------
  Awards under deferred
   compensation plan                   8            8         384              -            -
  Exercise of stock options          138          138       5,163              -            -
  Stock split (2 for 1)           50,021       50,021           -        (50,021)           -
------------------------------------------------------------------------------------------------
Balance, December 31, 1996       100,044      100,044      17,002        819,467        5,761

  Net income                           -            -           -        166,059            -        $166,059
  Other comprehensive income-
   foreign currency translation        -            -           -              -      (29,689)        (29,689)
                                                                                                     ---------
  Comprehensive income                 -            -           -              -            -        $136,370
                                                                                                     ---------
  Dividends ($.2575 per share)         -            -           -        (25,809)           -
  Awards under deferred
   compensation plan                  23           23         682              -            -
  Exercise of stock options          310          310       6,484              -            -
------------------------------------------------------------------------------------------------
Balance, December 31, 1997       100,377      100,377      24,168        959,717      (23,928)

  Net income                           -            -           -        166,347            -     $166,347
  Other comprehensive income-
  foreign currency translation         -            -           -              -       12,794       12,794
                                                                                                  ---------
  Comprehensive income                 -            -           -              -            -     $179,141
                                                                                                  ---------
  Dividends ($.2825 per share)         -            -           -        (28,411)           -
  Awards under deferred
   compensation plan                  38           38       1,480              -            -
  Shares exchanged for options       (79)         (79)          -              -            -
  Exercise of stock options          287          287       3,590              -            -
------------------------------------------------------------------------------------------------
Balance, December 31, 1998       100,623     $100,623     $29,238     $1,097,653     $(11,134)
------------------------------------------------------------------------------------------------
Share and per share information prior to the December 1996 stock split have not been restated.
The accompanying notes are an integral part of this statement.

(Page 19 of the 1998 Annual Report of the Shareholders)



                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In Thousands)

                                                          Years Ended December 31,
                                                      1998          1997         1996
--------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                        $166,347     $166,059     $147,856
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization                     61,827       48,053       45,213
    Deferred income taxes                             11,111        4,994        1,918
    Postretirement benefits expense                    4,072        3,792        3,739
    Deferred compensation expense (income)            (2,244)       3,437        2,762
    Deferred compensation payments                    (1,105)        (628)        (407)
    Increase in accounts receivable                  (37,917)     (30,077)     (22,726)
    Increase in inventories                          (36,401)     (63,390)     (19,361)
    Increase in other current assets                  (1,044)     (18,513)      (1,297)
    Increase (decrease) in accounts payable            9,373       (7,534)       2,847
    Increase in accrued payroll and payroll taxes      3,363        2,155        2,435
    Increase (decrease) in other accrued expenses      1,053       16,547       (8,904)
    Increase (decrease) in accrued income taxes      (16,365)       7,182         (655)
----------------------------------------------------------------------------------------
     Net cash provided by operating activities       162,070      132,077      153,420
----------------------------------------------------------------------------------------

Cash flows from investing activities:
  Property, plant and equipment additions           (130,378)   (108,740)      (93,888)
  Sale of equipment                                    2,383       1,963         1,228
  Acquisition of businesses, net of cash acquired    (39,500)    (51,083)      (13,629)
  Other, net                                          (7,700)          -        (1,500)
----------------------------------------------------------------------------------------
     Net cash used in investing activities          (175,195)   (157,860)     (107,789)
----------------------------------------------------------------------------------------

Cash flows from financing activities:
  Issuance (repayment) of notes payable               23,211       4,155          (4,419)
  Issuance (repayment) of long-term debt                  57     (11,895)         (1,036)
  Payment of dividends                               (28,411)    (25,809)        (22,738)
  Exercise of employee stock options                   3,798       6,794           5,301
----------------------------------------------------------------------------------------
     Net cash used in financing activities            (1,345)    (26,755)        (22,892)
----------------------------------------------------------------------------------------
Effect of exchange rate changes on cash               (7,413)     (4,919)         (3,023)
----------------------------------------------------------------------------------------

Net change in cash and cash equivalents              (21,883)    (57,457)         19,716

Cash and cash equivalents at beginning of year        46,228     103,685          83,969
----------------------------------------------------------------------------------------
Cash and cash equivalents at end of year            $ 24,345    $ 46,228        $103,685
----------------------------------------------------------------------------------------

Supplemental disclosures of cash flow information:
  Income taxes paid                                 $ 81,497    $ 74,518         $ 81,802
  Interest paid, net of capitalized interest             926         783            1,390

The accompanying notes are an integral part of these statements.

(Page 20-27 of the 1998 Annual Report to Shareholders)

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

Foreign Currency Translation:
 Foreign currency assets and liabilities are translated at current exchange rates and profit and loss accounts are translated at weighted average exchange rates. Resulting translation gains and losses are included as a separate component of stockholders' equity, as accumulated other comprehensive income or loss.

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

Effect of New Accounting Standards:
 In June 1998, the Financial Accounting Standards Board adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. The Company has not yet quantified the effects of adopting SFAS No. 133 on its consolidated financial statements nor has it determined the timing or method of its adoption of SFAS No. 133. However, SFAS No. 133 could increase volatility in earnings and other comprehensive income.

Note 2 - Inventories

 The principal categories of inventories are (in thousands):

                                               December 31,
                                             1998        1997
---------------------------------------------------------------
Finished goods                             $374,578    $336,295
Work in process                              25,627      24,269
Raw materials                                63,830      60,245
---------------------------------------------------------------
Total                                      $464,035    $420,809
---------------------------------------------------------------

 Chemical products are valued at the lower of cost or market. Costs for certain domestic chemical inventories (23% of total chemical inventories) are determined using the last-in, first-out method. Costs for other chemical inventories are determined by specific lot using purchase price and cost to manufacture, which includes material, labor and overhead. If the cost of all chemical inventories had been determined using the specific cost method, inventories would have been $3,161,000, $3,252,000, $6,538,000 and
$8,062,000 higher than reported at December 31, 1998, 1997, 1996 and 1995, respectively.

Note 2 - Inventories (continued)

 Metal inventories are valued at the lower of cost or market, cost being determined using the first-in, first-out method, which includes material, labor and overhead.

Note 3 - Notes Payable

 The Company has revolving credit facilities with domestic banks totaling $81,000,000. A facility for $40,000,000 expires in May 1999, two other facilities totaling $40,000,000 expire in June 1999 and one facility for $1,000,000 expires in December 1999. All facilities may be terminated earlier upon notice by either party. The Company also has an unsecured multi-currency bank commitment in the amount of $15,000,000 expiring in November 1999. Interest rates for all facilities are based on federal funds, LIBOR, prime or other rates offered by the lending banks. At December 31, 1998 borrowings of $25,250,000 were outstanding under these facilities, with an average interest rate of 5.5%. No borrowings were outstanding at December 31, 1997. The company intends to renew these facilities as they expire or substitute similar facilities for any which are not renewed.

 Notes payable by international subsidiaries were $4,769,000 and $6,751,000 at December 31, 1998 and 1997, respectively, and are payable in local currencies with weighted average interest rates of 5.3% at both December 31, 1998 and 1997.

Note 4 - Long-Term Debt

 Long-term debt consists of the following (in thousands):
                                           December 31,
                                         1998        1997
-----------------------------------------------------------
Total                                   $1,039      $1,201
Less-Current maturities                   (624)       (649)
-----------------------------------------------------------
                                        $  415      $  552
-----------------------------------------------------------

 Total interest expense incurred by the Company, net of immaterial amounts capitalized, was $920,000, $734,000 and $1,824,000 in 1998,
1997 and 1996, respectively.

Note 5 - Financial Derivatives And
Risk Management

 The Company transacts business in virtually every part of the world and is subject to risks associated with changing foreign exchange rates. The Company's objective is to minimize the impact of foreign exchange rate changes during the period of time between the original transaction date and its cash settlement. Accordingly, the Company enters into forward currency contracts in order to stabilize the value of receivables and payables denominated in foreign currencies. The Company does not enter into foreign currency transactions for speculative trading purposes. The Company's policy is to maintain hedge coverage only on existing receivables, payables and commitments. The gains and losses on these contracts offset changes in the value of the related exposures.

 The principal currencies hedged are the British pound, Italian lira, German mark, French franc, Swiss franc, Japanese yen and Canadian dollar. The duration of the hedge contracts typically does not exceed six months. The counterparties to the contracts are large, reputable commercial banks and, accordingly, the Company expects all counterparties to meet their obligations.

 The amount of open forward exchange contracts at December 31, 1998 and 1997 was $294.5 million and $243.4 million, respectively.

Note 6 - Lease Commitments

The Company and its subsidiaries lease manufacturing and warehouse facilities and computer equipment under non-cancelable leases expiring at various dates through 2022. Rent charged to operations was $13,281,000, $10,054,000, and $8,676,000 in 1998, 1997 and 1996,
respectively. Minimum rental commitments for non-cancelable leases in effect at December 31, 1998, are as follows (in thousands):

                      1999    $15,125
                      2000      9,801
                      2001      3,924
                      2002      2,263
                      2003      1,436
                 2004-2022     15,029

Note 7 - Income Taxes

 The provision for income taxes consists of the following (in thousands):

                                     1998      1997     1996
-------------------------------------------------------------
Current:
 Federal                           $49,818   $65,630   $58,376
 State                               3,664     6,141     6,609
 International                      11,650     9,930    14,925
--------------------------------------------------------------
  Total current                     65,132    81,701    79,910
--------------------------------------------------------------
Deferred:
 Federal                             8,514     4,554     1,833
 State                                 622       615       482
 International                       1,975      (175)     (397)
---------------------------------------------------------------
  Total deferred                    11,111     4,994     1,918
---------------------------------------------------------------
Total provision for
 income taxes                      $76,243   $86,695   $81,828
---------------------------------------------------------------

 A reconciliation of statutory and effective tax rates is as follows:

                                     1998     1997      1996
---------------------------------------------------------------
Statutory tax rate                   35.0%    35.0%     35.0%
FSC benefits                         (1.9)    (2.0)     (1.4)
State income taxes,
 net of federal benefits              1.3      1.7       1.9
Research and
 development credits                 (3.7)       -         -
International taxes                   0.2     (0.6)      0.2
Other, net                            0.5      0.2      (0.1)
-------------------------------------------------------------
                                     31.4%    34.3%     35.6%
-------------------------------------------------------------

 The 3.7% tax rate reduction in 1998 is a result of the Company's enhanced research and development activities over the last several years.

 Deferred income tax provisions reflect the effect of temporary differences between financial statement and tax reporting of income and expense items. The net deferred tax liability at December 31, which is included in other assets or other liabilities in the consolidated balance sheets, results from the following temporary differences (in thousands):

                                               1998        1997
-----------------------------------------------------------------
Gross deferred assets:
Inventories                                 $17,377     $18,856
Pension and postretirement
 benefit plans                               12,645      14,624
----------------------------------------------------------------
  Total                                      30,022      33,480
----------------------------------------------------------------
Gross deferred liabilities:
Depreciation                                (31,335)    (24,700)
Other                                       (13,010)    (11,992)
----------------------------------------------------------------
  Total                                     (44,345)    (36,692)
----------------------------------------------------------------
Net deferred tax liability                 $(14,323)   $ (3,212)
----------------------------------------------------------------

 At December 31, 1998 and 1997, no valuation allowance for the deferred tax assets was required.
 United States taxes are not provided on unremitted earnings and related cumulative translation adjustments of international subsidiaries (approximately $159 million at December 31, 1998) because the Company intends to reinvest the earnings indefinitely. The estimated amount of income taxes that would be incurred should such earnings be distributed is not significant due to the availability of foreign tax credits. The Company has a Foreign Sales Corporation (FSC) subsidiary which is taxed at a lower effective tax rate on its income from U.S.
export sales.

Note 8 - Insurance

 The Company's general and products liability insurance coverage, which provides for risks up to $200 million, was renewed during 1998. The current policies provide limited coverage for environmental damage and are written on a claims-made basis.

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

 The Company's deferred compensation plan provides for cash and common stock payments to certain key employees. Under this plan, a bonus pool is calculated by a formula based on the amount of increase in profitability. Bonus units are then awarded. Bonus units are distributed five years after being awarded in the form of one share of common stock for each bonus unit. In addition, the Company makes cash payments equal to the amount of Federal income taxes the employee would be required to pay for the receipt of such stock and cash at the highest marginal Federal income tax rate. Expenses for this plan are recorded during the period for which the calculation is made. During 1998, 1997 and 1996, 38,200, 23,000 and 15,534 shares of common stock, respectively, were issued under this plan.

 At December 31, 1998, 135,400 bonus units were awarded but not distributed. This plan permits issuance of a maximum of 2,400,000 shares of the Company's common stock, of which 1,521,010 shares remain to be awarded.

Note 9 - Common Stock (continued)

 On February 17, 1998, the Company adopted the
Directors' Non-Qualified Share Option Plan of 1998. This plan permits the award of non-qualified stock options to purchase up to 400,000 shares of the Company's common stock to those members of the Board of Directors who are not employees of the Company. Under this plan, the seven non-employee directors received an initial option to purchase 10,000 shares of common stock. Additional awards of options to purchase 2,000 shares are made to each eligible director on the day after each annual shareholder's meeting, beginning in 1998. As of December 31, 1998, 84,000 shares were awarded at prices ranging from $39.88 to $40.13, with 316,000 shares remaining.

 The Company's Share Option Plan of 1995, which replaced the Share Option Plan of 1987, permits the granting of incentive stock options or non-qualified options to purchase up to 4,000,000 shares of the Company's common stock through 2005. Incentive stock options may not have an option price of less than the fair market value of the shares at the date of the grant. Options generally become exercisable one year following the grant date and expire ten years after the grant date. Options granted in 1998, 1997 and 1996 to purchase 235,000, 160,000 and 249,000 shares, respectively, become exercisable over a one to five year period. Options granted in 1998 for 25,000 shares become exercisable over a ten year period. Options to purchase 1,597,732 shares of the Company's common stock under this plan remain to be granted at December 31, 1998.

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

 The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's two stock option plans been determined based on the fair value at the grant date for awards in 1998, 1997 and 1996 consistent with the provisions of this statement, the Company's net income and net income per share would have been as follows (in thousands, except net income per share):

                                      1998         1997         1996
---------------------------------------------------------------------
Net income                         $164,368     $157,478     $141,562
Net income per share - Basic          $1.63        $1.57        $1.42
Net income per share - Diluted        $1.62        $1.53        $1.39

 The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1998: dividend yield of
 .80%, expected volatility of 23.7%, risk-free interest rate of 4.68% and expected life based on historical exercise periods of 6.0 years. The weighted-average assumptions for 1997 and 1996 were as follows: dividend yield of .70% and .74%, expected volatility of 17.9% and 17.6%, risk-free interest rate of 5.75% and 6.5% and expected life based on historical exercise periods of 6.5 years and 5.75 years, respectively.

 A summary of the combined activity and balances for the Company's stock options for the two plans as of December 31, 1998, 1997 and 1996 and changes during the years ended on those dates is as follows:

                                                      1998                   1997                    1996
---------------------------------------------------------------------------------------------------------------
                                                        Wtd. Avg.              Wtd. Avg.               Wtd. Avg.
                                                        Exercise               Exercise                Exercise
                                               Shares     Price      Shares      Price       Shares      Price
---------------------------------------------------------------------------------------------------------------
Options outstanding, beginning of year       3,228,698    $27.91   2,396,636    $23.43     1,736,376     $21.31
Options granted                                278,000     34.95   1,170,000     35.42       984,000      25.69
Options exercised                             (286,709)    21.02    (310,388)    22.17      (279,740)     19.41
Options cancelled                              (61,732)    28.95     (27,550)    24.17       (44,000)     21.83
---------------------------------------------------------------------------------------------------------------
Options outstanding, end of year             3,158,257     29.05   3,228,698     27.91     2,396,636      23.43
---------------------------------------------------------------------------------------------------------------
Options exercisable at year-end              2,880,257     28.48   2,066,702     23.64     1,419,436      21.70

Weighted average fair value of
 options granted during the year                $10.77                $11.16                   $8.02

Note 9 - Common Stock (continued)

 The following table summarizes information about stock options outstanding at December 31, 1998:

                                        Options Outstanding                       Options Exercisable
-------------------------------------------------------------------------------------------------------
                                 Number       Wtd. Avg.          Wtd. Avg.      Number        Wtd. Avg.
                               Outstanding    Remaining           Exercise    Exercisable     Exercise
Range of Exercise Prices       at 12/31/98    Contractual Life     Price      at 12/31/98       Price
------------------------------------------------------------------------------------------------------
$10.1875 to $14.5625                7,000       16.0 months        $14.56        7,000         $14.56
$16.25 to $24.00                  601,800       63.6 months         19.39      601,800          19.39
$24.875 to $31.25               1,268,457       75.7 months         26.66    1,183,457          26.53
$31.75 to $36.00                1,088,000      105.6 months         35.68    1,088,000          35.68
$36.875 to 40.75                  193,000      109.0 months         37.81            -              -
------------------------------------------------------------------------------------------------------
                                3,158,257       80.7 months        $29.05    2,880,257         $28.48
------------------------------------------------------------------------------------------------------

NOTE 10 - Company Operations By Segment

 The Chemical Products segment distributes biochemicals, organic chemicals, chromatography products, diagnostic reagents and related products for use in research and development, in the diagnosis of disease and in manufacturing. These products are both manufactured by the Company and purchased for resale. The Metal Products segment manufactures and distributes components for metal frameworks used in industry to support pipes, lighting fixtures and conduit, continuous networks of trays used in routing power and telecommunications cabling, and electrical and electronic enclosures. Sales between these two industry segments are not significant. Cash and temporary cash investments are considered available for general corporate purposes and, accordingly, are not allocated to the identifiable assets of either segment. The United States sales to unaffiliated customers presented in the summary of operations by geographic segment below include sales to international markets as follows (in thousands):

                          Year        Amount
                          ------------------
                          1998      $ 60,160
                          1997        82,824
                          1996       106,154

 The Company's operations by geographic segment are as follows (in thousands):

                                                      1998            1997           1996
-------------------------------------------------------------------------------------------
Net sales to unaffiliated customers:
  United States                                   $  709,282     $  705,978     $  683,810
  International                                      485,008        421,106        350,755
Net intercompany sales between geographic areas:
  United States                                      203,432        195,115        146,202
  International                                       52,337         42,252         39,268
  Eliminations                                      (255,769)      (237,367)      (185,470)
-------------------------------------------------------------------------------------------
   Total                                          $1,194,290    $ 1,127,084     $1,034,565
-------------------------------------------------------------------------------------------
Income before provision for income taxes:
  United States                                   $  232,019     $  245,586     $  192,415
  International                                       41,290         31,553         41,664
  Eliminations                                       (30,719)       (24,385)        (4,395)
-------------------------------------------------------------------------------------------
   Total                                          $  242,590     $  252,754     $  229,684
-------------------------------------------------------------------------------------------
Identifiable assets at December 31:
  United States                                   $  976,867     $  836,524     $  783,699
  International                                      555,103        450,082        348,732
  Eliminations                                       (99,135)       (42,784)       (32,473)
-------------------------------------------------------------------------------------------
   Total                                          $1,432,835     $1,243,822     $1,099,958
-------------------------------------------------------------------------------------------

NOTE 10 - Company Operations By Segment (continued)

 The Company's operations by industry segment are as follows (in thousands):
                                                 1998         1997          1996
----------------------------------------------------------------------------------
Net sales to unaffiliated customers:
  Chemical Products                          $  965,927    $ 901,701     $ 832,924
  Metal Products                                228,363      225,383       201,641
----------------------------------------------------------------------------------
   Total                                     $1,194,290   $1,127,084    $1,034,565
----------------------------------------------------------------------------------
Income before provision for income taxes:
  Chemical Products                         $  205,609    $  214,282    $  193,075
  Metal Products                                34,087        33,717        31,395
  Interest income, net                           2,894         4,755         5,214
----------------------------------------------------------------------------------
   Total                                    $  242,590    $  252,754    $  229,684
----------------------------------------------------------------------------------
Depreciation:
  Chemical Products                         $   48,574    $   37,441    $   36,221
  Metal Products                                 7,987         6,056         5,007
----------------------------------------------------------------------------------
   Total                                    $   56,561    $   43,497    $   41,228
----------------------------------------------------------------------------------
Capital expenditures:
  Chemical Products                         $  119,158    $   96,228    $   77,541
  Metal Products                                11,220        12,512        16,347
----------------------------------------------------------------------------------
   Total                                    $  130,378    $  108,740    $   93,888
----------------------------------------------------------------------------------
Identifiable assets at December 31:
  Chemical Products                         $1,255,500    $1,044,806    $  860,676
  Metal Products                               152,990       152,788       135,597
  Cash and temporary cash investments           24,345        46,228       103,685
----------------------------------------------------------------------------------
   Total                                    $1,432,835    $1,243,822    $1,099,958
----------------------------------------------------------------------------------
Income Tax Expense:
  Chemical Products                         $   63,639    $   72,859    $   68,981
  Metal Products                                12,604        13,836        12,847
----------------------------------------------------------------------------------
   Total                                    $   76,243    $   86,695    $   81,828
----------------------------------------------------------------------------------
Net intercompany sales:
  Chemical Products                         $  251,775    $   233,204   $  182,204
  Metal Products                                 3,994          4,163        3,266
----------------------------------------------------------------------------------
   Total                                    $  255,769    $   237,367   $  185,470
----------------------------------------------------------------------------------

Note 11 - Pension And Other Postretirement Benefit Plans

 The Company maintains several retirement plans. Retirement benefits are generally based on years of service and compensation. The Company also maintains postretirement health and welfare benefit plans. Benefits are subject to deductibles, co-payment provisions and coordination with benefits available under Medicare. The Company may amend the plans periodically.

 The following chart summarizes the balance sheet impact, as well as the benefit obligation, assets, funded status and rate assumptions associated with the pension and postretirement medical benefit plans.

                                                                  Pension Plans
                                               --------------------------------------------------      Postretirement Medical
                                                    United States                International             Benefit Plans
                                               --------------------------------------------------    --------------------------
                                                 1998           1997           1998         1997          1998         1997
-------------------------------------------------------------------------------------------------------------------------------
Reconciliation of funded status of the plans
  and the amounts included in the Company's
  consolidated balance sheets (in thousands):

Change in benefit obligations:
  Beginning obligations                         $52,372       $47,387       $45,655      $44,320      $ 35,898     $ 30,724
  Service cost                                    3,350         3,159         2,614        2,149         1,628        1,436
  Interest cost                                   3,939         3,765         2,484        2,269         2,444        2,362
  Plan participant contributions                      -             -         1,201        1,080             -            -
  Foreign currency exchange rate changes              -             -         1,211       (3,183)            -            -
  Actuarial (gains)/losses                        4,448         2,784        (1,725)        (265)         (767)       2,459
  Benefits paid                                  (4,019)       (4,723)         (876)        (715)       (1,125)      (1,083)
------------------------------------------------------------------------------------------------------------------------
  Ending obligations                             60,090        52,372        50,564       45,655        38,078       35,898
------------------------------------------------------------------------------------------------------------------------
Changes in plans' assets:
  Beginning fair value                           59,188        52,372        50,629       47,353             -            -
  Actual return on plans' assets                  8,693        11,539         4,499        3,816             -            -
  Foreign currency exchange rate changes              -             -         1,317       (2,736)            -            -
  Employer contributions                          8,956             -         1,923        1,831         1,125        1,083
  Plan participant contributions                      -             -         1,201        1,080             -            -
  Benefits paid                                  (4,019)       (4,723)         (876)        (715)       (1,125)      (1,083)
-----------------------------------------------------------------------------------------------------------------------
  Ending fair value                              72,818        59,188        58,693       50,629             0            0
-----------------------------------------------------------------------------------------------------------------------
Balance sheet amount:
  Funded status                                  12,728         6,816         8,129        4,974       (38,078)     (35,898)
  Unrecognized net actuarial gain                (3,670)       (5,054)       (5,375)      (2,822)       (1,344)        (577)
  Unrecognized prior service cost                 9,424        10,213         1,366        1,443             -            -
  Unrecognized net transition asset                (545)         (636)         (173)        (215)            -            -
-----------------------------------------------------------------------------------------------------------------------
Net balance sheet asset/(liability)             $17,937       $11,339       $ 3,947      $ 3,380      $(39,422)    $(36,475)
-----------------------------------------------------------------------------------------------------------------------
Weighted average assumptions as of December 31:
  Discount rate                                    6.75%         7.00%         5.30%        5.40%          6.75%        7.00%
  Expected return on plan assets                   9.50%         9.00%         6.90%        6.80%           n/a          n/a
  Compensation rate increase                       4.25%         5.00%         4.30%        4.30%           n/a          n/a
  Components of net periodic benefit cost:
  Service cost                                  $ 3,350       $ 3,159       $ 2,614      $ 2,149       $ 1,628      $ 1,436
  Interest cost                                   3,939         3,765         2,484        2,269         2,444        2,362
  Expected return on plan assets                 (5,630)       (4,557)       (3,641)      (3,169)            -            -
  Amortization                                      699           699           (17)          62             -           (6)
-----------------------------------------------------------------------------------------------------------------------
  Net periodic benefit cost                     $ 2,358       $ 3,066       $ 1,440      $ 1,311       $ 4,072      $ 3,792
-----------------------------------------------------------------------------------------------------------------------

Note 11 - Pension And Other Postretirement Benefit Plans (continued)

 Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement health and welfare benefit plans. Medical costs were assumed to increase at an annual rate of 7% in 1998, decreasing ratably to a growth rate of 5% in 2002 and remaining at 5% per year thereafter. The effects of a one percentage point decrease in the assumed health care cost trend rates on the aggregate service and interest cost components and on the postretirement benefit obligations are decreases of $200,000 and $1,800,000, respectively. The effects of a one percentage point increase on the aggregate service and interest cost components and on the postretirement benefit obligations are increases of $200,000 and $1,840,000, respectively. Benefits are funded as claims are paid.

 The Company's 401(k) retirement savings plan provides retirement benefits to eligible U.S. employees in addition to those provided by the defined benefit plan. The plan permits participants to voluntarily defer up to 15% of their compensation, subject to Internal Revenue Code limitations. The Company also contributes a fixed amount per year to the account of each eligible employee plus a percentage of the employee's salary deferral. The Company's policy is to fully fund this plan. The cost for this plan was $6,008,000, $5,798,000 and $5,504,000 for the years ended December 31, 1998,
1997 and 1996, respectively.

Note 12 - Earnings Per Share

 The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share," effective December 15, 1997. As a result, the Company's earnings per share for 1996 was restated. A reconciliation of basic and diluted earnings per share, together with the related shares outstanding, and the effect of this change on previously reported earnings per share (EPS) is as follows (in thousands, except per share amounts):

                    Reconciliation of Earnings and Shares
                                                             Per-Share
                                Income            Shares       Amount
----------------------------------------------------------------------
For the Year Ended 1996
Basic Earnings per Share
Net income available to
 common shareholders            $147,856          99,930       $1.48
Options outstanding                    -           1,785
----------------------------------------------------------------------
Diluted Earnings per Share
Net income available to
 common shareholders            $147,856         101,715        $1.45
----------------------------------------------------------------------
For the Year Ended 1997
Basic Earnings per Share
Net income available to
 common shareholders            $166,059         100,210       $1.66
Options outstanding                    -           2,594
--------------------------------------------------------
Diluted Earnings per Share
Net income available to
 common shareholders            $166,059         102,804       $1.62
---------------------------------------------------------------------
For the Year Ended 1998
Basic Earnings per Share
Net income available to
 common shareholders            $166,347        100,540       $1.65
Options outstanding                    -            648
-------------------------------------------------------
Diluted Earnings per Share
Net income available to
 common shareholders            $166,347       101,188        $1.64
--------------------------------------------------------------------

                      Effect on Previously Reported EPS
                                                               1996
--------------------------------------------------------------------
Per share amounts
Primary EPS as reported                                       $1.48
Effect of SFAS No. 128                                            -
--------------------------------------------------------------------
Basic EPS as restated                                         $1.48
--------------------------------------------------------------------
Fully diluted EPS as reported                                 $1.48
Effect of SFAS No. 128                                        (0.03)
--------------------------------------------------------------------
Diluted EPS as restated                                       $1.45
--------------------------------------------------------------------

                    SELECTED FINANCIAL DATA (unaudited)

Common Stock Data: (per share)
---------------------------------------------------------------------------------------
                       1998 Price Range       1997 Price Range             Dividends
                       High         Low       High       Low          1998         1997
---------------------------------------------------------------------------------------
First Quarter        $42-3/4      $35-3/4      $33     $28-7/8      $ .0700      $.0625
Second Quarter        41-5/8      32-9/16       36      26-7/8        .0700       .0625
Third Quarter         36          25-3/4        35-3/4  31-3/8        .0700       .0625
Fourth Quarter        33-3/4      27-11/16      41-1/8  31-3/4        .0725       .0700

The common stock is traded on the National Market System ("NMS") of the National Association of Securities Dealers Automated Quotation
System ("NASDAQ"). The trading symbol is SIAL. Options in the Company's common stock are traded on the Chicago Board Options
Exchange.

(Page 28 of the 1998 Annual Report to Shareholders)


Annual Financial Data: (in millions, except per share data)
----------------------------------------------------------------------------
                          1998       1997        1996        1995      1994
----------------------------------------------------------------------------
Net sales               $1,194.3   $1,127.1    $1,034.6     $959.8   $851.2
Net income                 166.3      166.1       147.9      131.7    110.3
Per share:
   Net income - Basic       1.65       1.66        1.48       1.32     1.11
   Net income - Diluted     1.64       1.62        1.45       1.30     1.09
   Dividends               .2825      .2575       .2275      .1900    .1688
Total assets             1,432.8    1,243.8     1,100.0      985.2    852.0
Long-term debt                .4         .6         3.8       13.8     14.5

Quarterly Financial Data: (in millions, except per share data)
-----------------------------------------------------------------------------
                                             1998 Quarter Ended
                                 March 31   June 30     Sept. 30    Dec. 31
-----------------------------------------------------------------------------
Net sales                         $306.2     $294.6      $300.4      $293.1
Gross profit                       163.1      158.2       157.6       157.5
Net income                          44.2       41.1        41.4        39.6
Net income per share - Basic         .44        .41         .41         .39
Net income per share - Diluted       .43        .41         .41         .39

                                             1997 Quarter Ended
                                 March 31  June 30     Sept. 30     Dec. 31
-----------------------------------------------------------------------------
Net sales                         $279.1     $278.6      $286.0      $283.4
Gross profit                       150.5      151.7       151.4       154.8
Net income                          41.4       40.7        41.8        42.2
Net income per share - Basic         .41        .41         .42         .42
Net income per share - Diluted       .40        .40         .41         .41