Form 10-K, Exhibit 13
period 1999-12-31
SIGMA ALDRICH CORP
filed 2000-03-30
CIK 90185

                                                                      Exhibit 13

                      Management's Discussion and Analysis
                      (in millions, except per share data)

     The following should be read in conjunction with the consolidated financial statements and related notes.

HIGHLIGHTS

Net income increased 3.6% to $172.3 for 1999 compared to $166.3 in 1998. Net income per share in 1999 is $1.71 on a basic and diluted basis, compared to $1.65 and $1.64, respectively, in 1998. Net income from continuing operations for 1999 increased 2.6% to $148.6 from $144.8 in 1998. Net income per basic and diluted share was $1.47 in 1999 compared to $1.44 and $1.43, respectively, in 1998. This increase in net income resulted from higher sales levels in 1999, the acquisition of Genosys Biotechnologies, Inc. in December 1998 and improvement in operating cost levels. Unusual items increased net income from continuing operations by $2.6 or $.02 per basic and diluted share in 1999 and $4.1 or $.04 per basic and diluted share in 1998.

The following unusual items increased net income from continuing operations by $2.6 in 1999: a tax benefit of $9.8 for research and development and other tax credits, offset by net after tax charges of $4.0 for an additional provision for bad debts, $2.6 for restructuring to reorganize the Company and a one-time after tax charge of $0.6 associated with the realignment of our European legal structure. The following unusual items increased net income from continuing operations by $4.1 in 1998: a tax benefit of $7.0 from our enhanced research and development activities over the last several years, offset by a charge of $2.9 relating to in-process research and development acquired with Sigma-Genosys.

On November 22, 1999, the Company decided to seek a buyer for its B-Line Systems metal business. Accordingly, results for metal operations are reflected as net income from discontinued operations and amounted to $23.7 and $21.5 for 1999 and 1998, respectively.

ITEMS AFFECTING COMPARABILITY OF RESULTS

The following items affect the comparability of our results:

o The metal operations are accounted for as discontinued operations and accordingly, operating results and net assets are segregated in the accompanying Consolidated Statements of Income and Consolidated Balance Sheets.

o On March 31, 1999 the Company purchased the remaining 25% interest in Riedel-de Haen.

o    On December 23, 1998 the Company purchased Genosys Biotechnologies, Inc.

o    On June 16, 1997 the Company purchased a 75% interest in Riedel-de Haen.

OPERATING RESULTS FROM CONTINUING OPERATIONS

Sales

Chemical sales increased 7.5%, 7.1% and 8.3% in 1999, 1998 and 1997, respectively. The sales growth is attributed to selected price increases, the annual addition of new products, acquisitions of Genosys and Riedel-de Haen and the opening of new international sales offices. Price increases for products listed in the general chemical sales catalogs averaged 3.0%, 3.0% and 3.5% in 1999, 1998 and 1997, respectively. New product sales, while not material in the year introduced, contribute to sales growth in subsequent years. Acquisitions contributed 2.9%, 2.4% and 3.3% to the 1999, 1998 and 1997 sales increases, respectively. The effect of translating foreign currency sales into U.S. dollars reduced the 1999, 1998, and 1997 sales growth by 0.8%, 1.8% and 4.4%, respectively. Sales increases for laboratory and life science products were in line with the overall Company growth rate. This growth benefited from an expanded life science product line through the addition of Sigma-Genosys in December 1998 and new product introductions. Sales gains were also aided by the continuing expansion of e-commerce sales, which contributed 5% of U.S. based research sales in the fourth quarter of 1999. Increased demand from pharmaceutical customers provided above average increases in Fine Chemical sales. Diagnostic sales were in line with 1998 levels as gains in reagent sales were offset by fewer instrument placements. International direct sales increased 13.8%, 19.3% and 30.6% in 1999, 1998 and 1997, respectively, after eliminating the effect of changes in currency exchange rates. The increase in international direct sales is partially offset by slowing export sales in the United States. Export sales

                                                                      Exhibit 13

declined 39.8%, 28.6% and 22.0% in 1999, 1998 and 1997, respectively, reflecting the continued transfer of those sales to both our existing and new international offices.

Cost of Products Sold

Cost of Products Sold was 46.2%, 44.1% and 43.4% in 1999, 1998 and 1997,
respectively. The decline in the gross profit rate in 1999 reflects the continuing investment in research and development that will benefit new product offerings for the next several years, higher costs of new facilities, inventory revaluation charges, and product mix changes to lower margin business. Overall, the cost of products sold increased 12.4% compared to a sales increase of 7.5% in 1999.

Selling, General and Administrative Expenses

Excluding unusual items, selling, general and administrative expenses were 33.1%, 34.0% and 32.7% of sales in 1999, 1998 and 1997, respectively. In 1999, selling, general and administrative expenses excluding unusual items decreased 0.9% as a percent of sales as process improvements and cost controls were only partially offset by higher costs of new systems. In 1998, selling, general and administrative expenses excluding unusual items increased 1.3% as a percent of sales primarily due to incremental expenses associated with new systems, sales offices and additional warehouse facilities, offset by ongoing efforts to effectively manage staffing levels and control other significant operating expenses. Net interest income contributed $3.7, $2.9 and $4.8 to pretax earnings in 1999, 1998 and 1997, respectively.

Income Taxes

Excluding unusual items, income taxes, which include federal, state and international taxes, were 31.9%, 33.4% and 33.8% of pretax income from continuing operations in 1999, 1998 and 1997, respectively. The reduction in the income tax rate from 1998 to 1999 is a result of an increase in the Foreign Sales Corporation ("FSC") benefit derived on export sales and a decrease in state income taxes.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Cash flow from operations is the Company's primary source of liquidity. Cash provided by operating activities was $230.9 in 1999, an increase of $68.9 or 42.5% from 1998. The increase resulted from higher net income of $5.9, slower growth in inventories and accounts receivable of $29.4 and $25.6, respectively, and higher depreciation and amortization of $5.1 in 1999 compared to 1998.

Investing Activities

Cash used in investing activities was $98.7 in 1999 compared to $175.2 in 1998 and $157.9 for 1997. In 1999, the cash used is primarily for capital expenditures of $91.8. The higher level of capital expenditures in 1998 of $130.4 is primarily due to significant expenditures made in support of new customer service and warehouse systems and distribution and production facility expansions, both domestically and internationally. Also, in 1998 the Company acquired Genosys Biotechnologies, Inc., for $39.5. During 2000 we expect capital spending of approximately $75 to continue to enhance distribution and production facilities and information systems and begin construction on a new research and development facility for Life Sciences.

Financing Activities

In 1999, the Company used cash in financing activities primarily for payments of dividends and common stock repurchases. The Board of Directors authorized the purchase of ten million shares of Company stock, of which approximately 2.6 million shares were repurchased by December 31, 1999. These outflows totaled $29.7 and $77.8

                                                                      Exhibit 13

for dividend payments and stock repurchases, respectively, in 1999 compared to dividends paid of $28.4 and $25.8 for 1998 and 1997, respectively. Subsequent to December 31, 1999, the Company completed the repurchase of the ten million shares and the Board of Directors has authorized the repurchase of an additional ten million shares. The Company expects to continue the repurchase of the additional shares authorized, however, the timing of the repurchases and the number of shares repurchased will depend upon market conditions and other factors. At December 31, 1999, the Company had credit facilities totaling $100, of which $86.5 was unused. In January 2000, the the Board of Directors authorized an increase in short term borrowing capacity to $500 of which $300 is currently in place. These facilities can be used to fund acquisitions, repurchase shares or for general corporate purposes.

Total debt as a percentage of total capitalization was 1.7% and 2.5% for 1999 and 1998, respectively.


EURO

On January 1, 1999, eleven member countries of the European Community established fixed conversion rates between their existing currencies and the European Economic and Monetary Union's new common currency, the Euro. The transition period for the introduction of the Euro is January 1, 1999 through January 1, 2002. During the transition period, payment and billing may be conducted in the Euro or the relevant legacy currency. The Company is currently developing and implementing plans to address the conversion to the Euro, including updating certain information technology systems and evaluating currency risk, impacts on financial transactions and competitive activity. The cost associated with addressing the Euro conversion is not expected to be material. The Company believes the conversion to the Euro will not have a material impact on its financial condition or results of its operations.

ENVIRONMENTAL MATTERS

The operations of the Company, like those of other companies engaged in similar lines of business, are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations primarily relate to worker safety, air and water quality, and waste handling. The Company believes it is in compliance with these regulations.

INFLATION

Management recognizes that inflationary pressures may have an adverse effect on the Company through higher asset replacement costs and related depreciation and higher material costs. The Company tries to minimize these effects through cost reductions and productivity improvements as well as price increases to maintain reasonable profit margins. It is management's view, however, that inflation has not had a significant impact on operations in the three years ended December 31, 1999.

MARKET RISK SENSITIVE INSTRUMENTS AND POSITIONS

The market risk inherent in the Company's financial instruments and positions represents the potential loss arising from adverse changes in interest rates and foreign currency exchange rates.

Interest Rates

At December 31, 1999, the Company's outstanding debt represents less than 5% of total capitalization. Cash flows from operations and available credit facilities are sufficient to meet the working capital requirements of the Company. It is management's view that market risk or variable interest rate risk would not significantly impact the Company's results of operations.

                                                                      Exhibit 13

Foreign Currency Exchange Rates

The Company uses forward currency contracts to hedge certain receivables and payables denominated in foreign currencies. Most of the contracts are single currency. Gains and losses on these hedges, based on the difference in the contract rate and the spot rate at the end of each month for all contracts still in force, are typically offset either partially or completely by transaction gains and losses, with any net gains and losses included in selling, general and administrative expenses. The market risk of foreign currency rate changes represents the potential loss in fair value of net currency positions for outstanding foreign currency contracts at year end due to an adverse change in foreign currency exchange rates. The Company does not enter into foreign currency contracts for speculative trading purposes. The market risk of the Company's foreign currency positions at December 31, 1999, assuming a hypothetical 10% change in foreign currency exchange rates, would be $2.9.

RESTRUCTURING ACTIVITIES

In 1999, the Company recorded charges for restructuring in the amount of $3.9 ($2.6 after taxes or $.03 per basic and diluted share). These charges relate primarily to termination costs associated with the reorganization of the company.

YEAR 2000

As of March 15, 2000, the Company has not encountered any significant business disruptions as a result of internal or external Year 2000 issues. However, while no such occurrence has developed, Year 2000 issues may arise that may not be immediately apparent. The Company will continue to monitor and work to remediate any issues that may arise. Although the Company expects no material impact, such future events cannot be known with certainty.

DISCONTINUED OPERATIONS

Results from discontinued operations represent the activity of the B-Line Systems metal business. Metal sales increased 10.6%, 1.3% and 11.8% for 1999, 1998 and 1997, respectively. The growth in 1999 is attributed to strong demand for telecommunications and enclosure products. The slower growth in 1998 reflects the weakness in the industrial construction market which was only partially offset by the fast-growing demand for the telecommunications and enclosures products. The annual pretax profit margin of 14.9% for 1999 is equal to the prior year level, but reflects reduced selling prices due to market conditions offset by process improvements.

FORWARD-LOOKING STATEMENTS

The discussion and analysis and other sections of the Annual Report to shareholders should be read in conjunction with the consolidated financial statements and notes thereto. Except for historical information, the statements in this discussion may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risk and uncertainty, including financial, business environment and projections, as well as statements that are preceded by, followed by, or that include words "believes," "expects," "anticipates," or similar expressions, and other statements contained herein regarding matters that are not historical facts. Although the Company believes its expectations are based upon reasonable assumptions, it can give no assurance that its goals will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, reduced growth in research funding, uncertainties surrounding government health care reform, government regulations applicable to the Company's business, the effectiveness of the Company's further implementation of its global software system, SAP, the highly competitive environment in which the Company operates, the impact of

                                                                      Exhibit 13

fluctuations in interest rates and foreign currency exchange rates and the Company's decision to sell its B-Line Systems metal business. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such cautionary statements. The Company does not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or uncertainties after the date hereof or to reflect occurrence of unanticipated events.

                                                                      Exhibit 13

                        Consolidated Statements of Income
                      (in thousands, except per share data)

                                                            Years Ended December 31,
                                                        1999         1998         1997
-----------------------------------------------------------------------------------------
Net sales                                            $1,037,945     $965,927     $901,701
  Cost of products sold                                 479,406      426,354      391,644
-----------------------------------------------------------------------------------------
Gross profit                                            558,539      539,573      510,057
  Selling, general and administrative expenses          350,922      331,031      294,426
  Provision for restructuring                             3,900         --           --
-----------------------------------------------------------------------------------------
Income from continuing operations before provision
   for income taxes                                     203,717      208,542      215,631
    Provision for income taxes                           55,112       63,646       72,960
-----------------------------------------------------------------------------------------
Net income from continuing operations                   148,605      144,896      142,671
Net income from discontinued operations                  23,665       21,451       23,388
-----------------------------------------------------------------------------------------
Net income                                             $172,270     $166,347     $166,059
-----------------------------------------------------------------------------------------
Weighted average number of shares outstanding - Basic   100,672      100,540      100,210
Weighted average number of shares outstanding -
  Diluted                                               100,984      101,188      102,804
Net income per share - Basic:
  Net income from continuing operations                   $1.47        $1.44        $1.43
  Net income from discontinued operations                   .24          .21          .23
-----------------------------------------------------------------------------------------
  Net income                                              $1.71        $1.65        $1.66
-----------------------------------------------------------------------------------------
Net income per share-Diluted:
  Net income from continuing operations                   $1.47        $1.43        $1.39
  Net income from discontinued operations                   .24          .21          .23
-----------------------------------------------------------------------------------------
  Net income                                              $1.71        $1.64        $1.62
-----------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Sigma-Aldrich Corporation:

We have audited the accompanying consolidated balance sheets of Sigma-Aldrich Corporation (a Delaware Corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sigma-Aldrich Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN, LLP
St. Louis, Missouri
February 14, 2000

                                                                      Exhibit 13

                           Consolidated Balance Sheets
                                 (in thousands)

                                                                        December 31,
                                                                     1999          1998
-------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                                      $    43,847    $    24,345
  Accounts receivable, less allowance for doubtful accounts of
  $9,695 and $6,473, respectively                                    193,471        194,063
  Inventories                                                        408,518        414,559
  Other current assets                                                59,774         54,135
  Net current assets of discontinued operations                       68,961         69,792
-------------------------------------------------------------------------------------------
    Total current assets                                             774,571        756,894
-------------------------------------------------------------------------------------------
Property, plant and equipment:
  Land                                                                34,534         29,891
  Buildings and improvements                                         328,275        291,937
  Machinery and equipment                                            427,820        384,666
  Construction in progress                                            53,636         79,252
  Less -- accumulated depreciation                                  (362,529)      (324,420)
-------------------------------------------------------------------------------------------
    Net property, plant and equipment                                481,736        461,326
-------------------------------------------------------------------------------------------
Goodwill, net                                                         90,938        101,484
Other assets                                                          18,569         27,175
Net noncurrent assets of discontinued operations                      66,187         69,793
-------------------------------------------------------------------------------------------
Total assets                                                     $ 1,432,001    $ 1,416,672
===========================================================================================

Liabilities and Stockholders' Equity
Current liabilities:
  Notes payable                                                  $    20,665    $    29,598
  Current maturities of long-term debt                                   143            624
  Accounts payable                                                    41,995         54,001
  Accrued payroll and payroll taxes                                   20,890         14,264
  Other accrued expenses                                              21,919         27,722
-------------------------------------------------------------------------------------------
    Total current liabilities                                        105,612        126,209
-------------------------------------------------------------------------------------------
Long-term debt                                                           205            415
Deferred postretirement benefits                                      42,931         40,663
Deferred compensation                                                  6,128          7,894
Other liabilities                                                     17,774         25,111
-------------------------------------------------------------------------------------------
    Total liabilities                                                172,650        200,292
-------------------------------------------------------------------------------------------
Stockholders' equity:
  Common stock                                                       100,905        100,623
  Capital in excess of par value                                      35,783         29,238
  Common stock in treasury, at cost, 2,613 shares in 1999            (77,785)          --
  Retained earnings                                                1,240,184      1,097,653
  Accumulated other comprehensive loss                               (39,736)       (11,134)
-------------------------------------------------------------------------------------------
    Total stockholders' equity                                     1,259,351      1,216,380
-------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                       $ 1,432,001    $ 1,416,672
===========================================================================================

The accompanying notes are an integral part of these statements.

                                                                      Exhibit 13

                                                                      Exhibit 13

                 Consolidated Statement of Stockholders' Equity
                      (in thousands, except per share data)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                           Accumulated
                                                                                                             Other
                                             Common Stock          Capital in                                Compre-        Compre-
                                       200,000 Shares Authorized    Excess of    Common Stock  Retained      hensive        hensive
                                              ($1.00 Par)           Par Value    in Treasury   Earnings    Income/(Loss)    Income
------------------------------------------------------------------------------------------------------------------------------------
                                         Shares
                                         Issued       Amount
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996              100,044    $   100,044    $    17,002   $      --    $   819,467    $     5,761

Net income                                   --             --             --          --        166,059             --    $166,059
Other comprehensive loss-foreign
     currency translation                    --             --             --          --             --        (29,689)    (29,689)
                                                                                                                           --------
Comprehensive income                         --             --             --          --             --             --    $136,370
                                                                                                                           ========
Dividends ($.2575 per share)                 --             --             --          --        (25,809)            --
Awards under deferred compensation plan      23             23            682          --             --             --
Exercise of stock options                   310            310          6,484          --             --             --
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997              100,377        100,377         24,168          --        959,717        (23,928)

Net income                                   --             --             --          --        166,347             --    $166,347
Other comprehensive income-foreign
     currency translation                    --             --             --          --             --         12,794      12,794
                                                                                                                           --------
Comprehensive income                         --             --             --          --             --             --    $179,141
                                                                                                                           ========
Dividends ($.2825 per share)                 --             --             --          --        (28,411)            --
Awards under deferred compensation plan      38             38          1,480          --             --             --
Shares exchanged for options                (79)           (79)            --          --             --             --
Exercise of stock options                   287            287          3,590          --             --             --
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998              100,623        100,623         29,238          --      1,097,653        (11,134)

Net income                                   --             --             --          --        172,270             --    $172,270
Other comprehensive loss-foreign
     currency translation                    --             --             --          --             --        (28,602)    (28,602)
                                                                                                                           --------
Comprehensive income                         --             --             --          --             --             --    $143,668
                                                                                                                           ========

Dividends ($.2950 per share)                 --             --             --          --        (29,739)            --
Awards under deferred compensation plan      29             29            848          --             --             --
Exercise of stock options                   253            253          5,697          --             --             --
Stock repurchase                             --             --             --     (77,785)            --             --
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999              100,905    $   100,905    $    35,783   $ (77,785)   $ 1,240,184    $   (39,736)
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of this statement.

                                                                      Exhibit 13


                            Consolidated Statements of Cash Flows
                                       (in thousands)

                                                                     Years Ended December 31,
                                                                 1999         1998         1997
-------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                    $ 172,270    $ 166,347    $ 166,059
Adjustments to reconcile net income to net cash provided by
operating activities:
     Depreciation and amortization                               66,919       61,827       48,053
     Deferred income taxes                                        7,086       11,111        4,994
     Postretirement benefits expense                              4,695        4,072        3,792
     Deferred compensation, net                                  (1,766)      (3,349)       2,809
Changes in assets and liabilities:
     Increase in accounts receivable                            (12,342)     (37,917)     (30,077)
     Increase in inventories                                     (7,016)     (36,401)     (63,390)
     Other                                                        1,083       (3,620)        (163)
-------------------------------------------------------------------------------------------------
Net cash provided by operating activities                       230,929      162,070      132,077
-------------------------------------------------------------------------------------------------

Cash flows from investing activities:
     Property, plant and equipment additions                    (91,810)    (130,378)    (108,740)
     Sale of equipment                                              990        2,383        1,963
     Acquisition of businesses, net of cash acquired                 --      (39,500)     (51,083)
     Other, net                                                  (7,913)      (7,700)          --
-------------------------------------------------------------------------------------------------
Net cash used in investing activities                           (98,733)    (175,195)    (157,860)
-------------------------------------------------------------------------------------------------

Cash flows from financing activities:
     Issuance (repayment) of notes payable                      (10,093)      23,211        4,155
     Issuance (repayment) of long-term debt                        (160)          57      (11,895)
     Payment of dividends                                       (29,739)     (28,411)     (25,809)
     Stock repurchase                                           (77,785)          --           --
     Exercise of employee stock options                           5,950        3,798        6,794
-------------------------------------------------------------------------------------------------
Net cash used in financing activities                          (111,827)      (1,345)     (26,755)
-------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash                            (867)      (7,413)      (4,919)
-------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                          19,502      (21,883)     (57,457)
Cash and cash equivalents at beginning of year                   24,345       46,228      103,685
-------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                      $  43,847    $  24,345    $  46,228
=================================================================================================

Supplemental disclosures of cash flow information:
     Income taxes paid                                        $  65,818    $  81,497    $  74,518
     Interest paid, net of capitalized interest                   1,765          926          783

The accompanying notes are an integral part of these statements

                                                                      Exhibit 13


                   Notes to Consolidated Financial Statements

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Nature of Operations:

Sigma-Aldrich Corporation ("the Company") develops, manufactures and distributes the broadest range of high quality biochemicals, organic chemicals, chromatography products and diagnostic reagents available in the world. These products are used in high tech research and development in the life sciences, at universities and in industry, for the diagnosis of disease, and as specialty chemicals for pharmaceutical and other manufacturing purposes in more than 160 countries.

Principles of Consolidation:

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Financial Instruments:

The Company has no financial instruments that have a materially different fair value than the respective instrument's carrying value. Gains and losses on hedges of existing assets or liabilities are recognized monthly and are included in selling, general and administrative expenses. See Note 7 for further information regarding the Company's hedging activities.

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

Goodwill:

Goodwill arising from acquisitions made by the Company is capitalized and amortized over a period of five to forty years. Accumulated Goodwill amortization at December 31, 1999 and 1998 was $12,060,000 and $7,147,000
respectively.

Foreign Currency Translation:

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

Reclassifications:

The accompanying consolidated financial statements for prior years contain certain reclassifications to conform with the presentation used in 1999. The consolidated financial statements have been restated to reflect the Company's B-Line Systems metal business as a discontinued operation.

                                                                      Exhibit 13


Effect of New Accounting Standards:

The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value and be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The FASB has delayed the effective date of SFAS No. 133 to fiscal periods beginning after June 15, 2000. The Company has not yet quantified the effects of adopting SFAS No. 133 on its consolidated financial statements nor has it determined the timing or method of its adoption of SFAS No. 133. However, SFAS No. 133 could increase volatility in earnings and other comprehensive income.


NOTE 2: ALLOWANCE FOR DOUBTFUL ACCOUNTS

Changes in the allowance for doubtful accounts for the years ended December 31, 1999, 1998 and 1997 are as follows (in thousands):

                                              1999          1998          1997
--------------------------------------------------------------------------------
Balance, beginning of year                   $ 6,473       $ 6,325       $ 6,891
Additions to reserves                         10,968         1,829           429
Deductions from reserves                       7,746         1,681           995
--------------------------------------------------------------------------------
Balance, end of year                         $ 9,695       $ 6,473       $ 6,325
================================================================================

NOTE 3: INVENTORIES

The principal categories of inventories are (in thousands):

                                                             December 31,
                                                      1999                1998
--------------------------------------------------------------------------------
Finished goods                                      $342,351            $344,235
Work in process                                       18,556              17,565
Raw materials                                         47,611              52,759
--------------------------------------------------------------------------------
Total                                               $408,518            $414,559
================================================================================

Chemical products are valued at the lower of cost or market. Costs for certain domestic chemical inventories (24% of total chemical inventories) are determined using the last-in, first-out method. Costs for other chemical inventories are determined by specific lot using purchase price and cost to manufacture, which includes material, labor and overhead. If the cost of all chemical inventories had been determined using the specific cost method, inventories would have been $1,627,000, $3,161,000, $3,252,000 and $6,538,000 higher than reported at
December 31, 1999, 1998, 1997 and 1996, respectively.

NOTE 4: DISCONTINUED OPERATIONS

On November 22, 1999, the Company announced its strategic decision to seek a buyer for its B-Line Systems metal business. B-Line Systems manufactures and markets a complete line of metal products used in the installation and retrofitting of electrical, mechanical and telecommunications applications. The sale of the metal operations is expected to be completed during fiscal year 2000. The metal operations are accounted for as discontinued operations, and accordingly, operating results and net assets are segregated in the accompanying Consolidated Statements of Income and Consolidated Balance Sheets.

The net current assets of this discontinued operation are primarily accounts receivable, inventory, accounts payable and accrued expenses. Net noncurrent assets are primarily property, plant and equipment and goodwill. Operating results for the metal business are included in the Consolidated Statements of Income as net income from discontinued operations for all periods presented. Results for discontinued operations are as follows (in thousands):

                                                                      Exhibit 13

                                                  Years ended December 31,
                                              1999          1998          1997
--------------------------------------------------------------------------------
Net sales                                   $252,587      $228,363      $225,383
--------------------------------------------------------------------------------
Income before income taxes                  $ 37,563      $ 34,048      $ 37,123
Provision for income taxes                    13,898        12,597        13,735
--------------------------------------------------------------------------------
Net income                                  $ 23,665      $ 21,451      $ 23,388
--------------------------------------------------------------------------------


NOTE 5: NOTES PAYABLE

At December 31, 1999 the Company had credit facilities totaling $100,000,000. Borrowings under these facilities of $13,500,000 at a weighted average interest rate of 5.9% and $25,250,000 at a weighted average interest rate of 5.5% were outstanding at December 31, 1999 and 1998, respectively. Part of the credit facilities contain financial covenants related to working capital and net worth. The Company is in full compliance with these covenants. In January 2000, the Company increased its credit facilities with various commercial banks to $300,000,000 expiring at different times through December 15, 2000. The Company intends to renew these facilities as they expire or substitute similar facilities for any that are not renewed. All of these facilities may be terminated before their expiration dates upon notice by either party. Interest rates for all facilities are based on federal funds, LIBOR, prime, eurocurrency or other rates offered by the lending banks.

Notes payable by international subsidiaries were $7,165,000 and $4,348,000 at December 31, 1999 and 1998, respectively. The notes are payable in local currencies with weighted average interest rates of 2.2% and 5.3% at December 31, 1999 and 1998, respectively.

NOTE 6: LONG TERM DEBT

Long-term debt consists of the following (in thousands):

                                                             December 31,
                                                         1999              1998
--------------------------------------------------------------------------------
Total                                                 $   348           $ 1,039
Less-Current maturities                                  (143)             (624)
--------------------------------------------------------------------------------
                                                      $   205           $   415
--------------------------------------------------------------------------------

Total interest expense incurred by the Company, net of immaterial amounts capitalized, was $918,000, $920,000 and $734,000 in 1999, 1998 and 1997,
respectively.

NOTE 7: FINANCIAL DERIVATIVES & RISK MANAGEMENT

The Company transacts business in many parts of the world and is subject to risks associated with changing foreign exchange rates. The Company's objective is to minimize the impact of foreign exchange rate changes during the period of time between the original transaction date and its cash settlement. Accordingly, the Company enters into forward currency contracts in order to stabilize the value of receivables and payables denominated in foreign currencies. The Company does not enter into foreign currency transactions for speculative trading purposes. The Company's policy is to maintain hedge coverage only on existing receivables, payables and commitments. The gains and losses on these contracts offset changes in the value of the related exposures.

The principal currencies hedged are the British pound, the Euro, German mark, Swiss franc, Japanese yen and Canadian dollar. The duration of the hedge contracts typically does not exceed six months. The counterparties to the contracts are large, reputable commercial banks and, accordingly, the Company expects all counterparties to meet their obligations.

The amount of open forward exchange contracts at December 31, 1999 and 1998 was $335.2 million and $294.5 million, respectively.

                                                                      Exhibit 13


NOTE 8: LEASE COMMITMENTS

The Company and its subsidiaries lease manufacturing, office and warehouse facilities and computer equipment under non-cancelable leases expiring at various dates. Rent charged to operations was $13,764,000, $11,253,000 and $8,225,000 in 1999, 1998 and 1997, respectively. Minimum rental commitments for non-cancelable leases in effect at December 31, 1999, are as follows (in thousands):

2000..................$10,234
2001....................7,131
2002....................4,903
2003....................3,341
2004....................2,531
2005 and thereafter....17,095


NOTE 9: INCOME TAXES

The provision for income taxes for continuing operations consists of the following (in thousands):

                                            1999           1998          1997
-------------------------------------------------------------------------------
Current:
   Federal                                $ 34,110       $ 39,017      $ 53,392
   State                                     2,410          3,163         5,547
   International                            12,519         11,613         9,107
-------------------------------------------------------------------------------
      Total current                         49,039         53,793        68,046
-------------------------------------------------------------------------------
Deferred:
   Federal                                   6,320          7,290         4,458
   State                                       479            588           631
   International                              (726)         1,975          (175)
-------------------------------------------------------------------------------
      Total deferred                         6,073          9,853         4,914
-------------------------------------------------------------------------------
Provision for income taxes                $ 55,112       $ 63,646      $ 72,960
-------------------------------------------------------------------------------

A reconciliation of statutory and effective tax rates is as follows:

-------------------------------------------------------------------------------
                                                     1999       1998       1997
-------------------------------------------------------------------------------
Statutory tax rate                                   35.0%      35.0%      35.0%
FSC benefits                                         (2.7)      (2.1)      (2.3)
State income taxes, net of federal benefits           1.1        1.3        1.9
Research and development credits                     (2.9)      (4.1)        --
International taxes                                  (3.1)        .2       (1.1)
Other, net                                            (.3)        .2         .3
-------------------------------------------------------------------------------
Total effective tax rate on continuing operations    27.1%      30.5%      33.8%
-------------------------------------------------------------------------------

                                                                      Exhibit 13


The research and development credit is a benefit of the Company's commitment of resources to new and enhanced products. The international tax rate reduction of 3.1% in 1999 is a benefit from international restructuring. Deferred income tax provisions reflect the effect of temporary differences between financial statement and tax reporting of income and expense items. The net deferred tax liability at December 31, which is included in other liabilities in the consolidated balance sheets, results from the following temporary differences (in thousands):

                                                       1999              1998
--------------------------------------------------------------------------------
Gross deferred assets:
  Inventories                                        $ 20,600          $ 17,377
  Pension and postretirement
  benefit plans                                        12,806            12,645
--------------------------------------------------------------------------------
    Total                                              33,406            30,022

Gross deferred liabilities:
  Depreciation                                        (35,501)          (31,335)
  Other                                               (19,314)          (13,010)
--------------------------------------------------------------------------------
     Total                                            (54,815)          (44,345)
--------------------------------------------------------------------------------
Net deferred tax liability                           $(21,409)         $(14,323)
--------------------------------------------------------------------------------

United States taxes are not provided on unremitted earnings and related cumulative translation adjustments of international subsidiaries because the Company intends to reinvest the earnings indefinitely. The estimated amount of income taxes that would be incurred should such earnings be distributed is not significant due to the availability of foreign tax credits. The Company has a Foreign Sales Corporation ("FSC") subsidiary which is taxed at a lower effective tax rate on its income from U.S. export sales.


NOTE 10: CONTINGENT LIABILITIES AND COMMITMENTS

At December 31, 1999, there were no known contingent liabilities (including guarantees, pending litigation, taxes and other claims) that management believes will be material in relation to the Company's financial position, nor were there any material commitments outside the normal course of business.


NOTE 11: COMMON STOCK

The Company's deferred compensation plan provides for cash and common stock payments to certain key employees. Under this plan, a bonus pool is calculated by a formula based on the amount of increase in profitability. Bonus units are then awarded. Bonus units are distributed five years after being awarded in the form of one share of common stock for each bonus unit. In addition, the Company makes cash payments equal to the amount of Federal income taxes the employee would be required to pay for the receipt of such stock and cash at the highest marginal Federal income tax rate. Expenses for this plan are recorded during the period for which the calculation is made. During 1999, 1998 and 1997, 28,700, 38,200 and 23,000 shares of common stock, respectively, were issued under this plan. At December 31, 1999, 88,750 bonus units were awarded but not distributed. This plan permits issuance of a maximum of 2,400,000 shares of the Company's common stock, of which 1,521,010 shares remain to be awarded.

The Company has a Directors' Non-Qualified Share Option Plan. This plan permits the award of non-qualified stock options to purchase up to 400,000 shares of the Company's common stock to those members of the Board of Directors who are not employees of the Company. Under this plan, the seven non-employee directors received an initial option to purchase 10,000 shares of common stock. Additional awards of options to purchase 2,000 shares are made to each eligible director on the day after each annual shareholder's meeting. Options were granted in the amount of 14,000 shares and 84,000 shares for 1999 and 1998, respectively, at prices ranging from $33.125 to $40.13. Options for 302,000 shares remain to be granted at December 31, 1999.

                                                                      Exhibit 13


The Company's Share Option Plan of 1995, which replaced the Share Option Plan of 1987, permits the granting of incentive stock options or non-qualified options to purchase up to 4,000,000 shares of the Company's common stock through 2005. Incentive stock options may not have an option price of less than the fair market value of the shares at the date of the grant. Options generally become exercisable one year following the grant date and expire ten years after the grant date. Options granted in 1999, 1998 and 1997 to purchase 312,000, 235,000 and 160,000 shares, respectively, become exercisable over a one to five year period. Options granted in 1998 for 25,000 shares become exercisable over a ten year period. Options to purchase 371,732 shares of the Company's common stock under this plan remain to be granted at December 31, 1999.

The Company's Share Option Plan of 1987 permitted the granting of incentive stock options or non-qualified options to purchase up to 2,000,000 shares of the Company's common stock through 1997. Options granted had an option price equal to the market value of the shares at the date of the grant. The options expire no later than 2005. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 1999, 1998 and 1997 consistent with the provisions of this statement, the Company's net income and net income per share would have been as follows (in thousands, except net income per share):

                                           1999           1998           1997
--------------------------------------------------------------------------------
Pro-forma net income                   $   164,326    $   164,368    $   157,478
Net income per share - Basic           $      1.63    $      1.63    $      1.57
Net income per share - Diluted         $      1.63    $      1.62    $      1.53

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1999: dividend yield of .86%, expected volatility of 24.2%, risk-free interest rate of 6.69% and expected life based on historical exercise periods of 6.0 years. The weighted-average assumptions for 1998 and 1997 were as follows: dividend yield of .80% and .70%, expected volatility of 23.7% and 17.9%, risk-free interest rate of 4.68% and 5.75% and expected life based on historical exercise periods of 6.0 years and 6.5 years, respectively.

The following table summarizes information about stock options outstanding at December 31, 1999:

                                                    Options Outstanding                               Options Exercisable
                                    ---------------------------------------------------      ---------------------------------------
                                    Number                Wtd. Avg.           Wtd. Avg.                               Wtd.Avg.
                                    Outstanding           Remaining           Exercise       Number Exercisable      Exercise
     Range of Exercise Prices       at 12/31/99       Contractual Life         Price            at 12/31/99           Price
------------------------------------------------------------------------------------------------------------------------------------
$16.25   to $24.00                     501,450           51.2 months            $19.59             501,450            $19.59
$24.875 to $31.25                    2,235,561           88.8 months             26.90           1,051,061             26.71
$31.75   to $36.00                     908,000           94.2 months             35.49             886,000             35.56
$36.875 to $40.75                      253,000           97.7 months             38.30             253,000             38.30
------------------------------------------------------------------------------------------------------------------------------------
                                     3,898,011           85.8 months             28.67           2,691,511             29.35
------------------------------------------------------------------------------------------------------------------------------------

A summary of the combined activity and balances for the Company's stock options for the plans as of December 31, 1999, 1998 and 1997 and changes during the years ended on those dates is as follows:

                                                                      Exhibit 13


                                         1999                  1998                  1997
                                --------------------  ----------------------  -------------------
                                            Wtd. Avg.              Wtd. Avg.             Wtd. Avg.
                                            Exercise               Exercise              Exercise
                                 Shares      Price      Shares      Price       Shares     Price
-------------------------------------------------------------------------------------------------
Options outstanding,
   beginning of year            3,242,257    $29.05    3,228,698    $27.91    2,396,636    $23.43
Options granted                 1,240,000     27.16      362,000     34.95    1,170,000     35.42
Options exercised                (253,114)    23.47     (286,709)    21.02     (310,388)    22.17
Options cancelled                (331,132)    32.70      (61,732)    28.95      (27,550)    24.17
-------------------------------------------------------------------------------------------------
Options outstanding, end of
   year                         3,898,011     28.67    3,242,257     29.05    3,228,698     27.91
-------------------------------------------------------------------------------------------------
Options exercisable at
   year-end                     2,691,511     29.35    2,880,257     28.48    2,066,702     23.64
Weighted average fair value
   of options granted during
   the year                       $9.69                  $10.77                 $11.16


NOTE 12: COMPANY OPERATIONS BY GEOGRAPHIC SEGMENT

The United States sales to unaffiliated customers presented in the summary below include sales to international markets as follows (in thousands):

Year  Amount      Year   Amount     Year   Amount
1999  $33,754     1998  $56,078     1997  $78,576

--------------------------------------------------------------------------------------------
                                                      1999           1998           1997
--------------------------------------------------------------------------------------------
Net sales to unaffiliated customers:
   United States                                   $   499,647    $   486,951    $   486,685
   International                                       538,298        478,976        415,016
Net intercompany sales between geographic areas:
   United States                                       214,904        199,438        190,952
   International                                        41,796         52,337         42,252
   Eliminations                                       (256,700)      (251,775)      (233,204)
--------------------------------------------------------------------------------------------
      Total                                        $ 1,037,945    $   965,927    $   901,701
--------------------------------------------------------------------------------------------
Income before provision for income taxes:
   United States                                   $   164,603    $   166,726    $   188,095
   International                                        40,261         40,412         31,689
   Eliminations                                         (1,147)         1,404         (4,153)
--------------------------------------------------------------------------------------------
      Total                                        $   203,717    $   208,542    $   215,631
--------------------------------------------------------------------------------------------
Identifiable assets at December 31:
   United States                                   $   815,133    $   823,292    $   685,876
   International                                       534,684        552,930        448,054
   Eliminations                                        (52,964)       (99,135)       (42,784)
   Net assets from discontinued operations             135,148        139,585        134,964
--------------------------------------------------------------------------------------------
      Total                                        $ 1,432,001    $ 1,416,672    $ 1,226,110
--------------------------------------------------------------------------------------------

NOTE 13: RESTRUCTURING ACTIVITIES                                     Exhibit 13


On November 22, 1999, the Company announced plans to reorganize the chemical business based upon an evaluation of competitive conditions in the market. Accordingly, the Company recorded a restructuring charge of $3,900,000, of which $400,000 was paid through December 31, 1999. The major component of the restructuring charge relates to severance packages for positions eliminated in the reorganization.

NOTE 14: PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company maintains several retirement plans covering substantially all U.S. employees who are not members of a collective bargaining unit and employees of certain international subsidiaries. Pension benefits are generally based on years of service and compensation. The Company also maintains postretirement health and welfare benefit plans covering most of its U.S. employees who are not members of a collective bargaining unit. Benefits are subject to deductibles, co-payment provisions and coordination with benefits available under Medicare. The Company may amend the plans periodically.

The following chart summarizes the balance sheet impact, as well as the benefit obligation, assets, funded status and rate assumptions associated with the pension and postretirement medical benefit plans.

                                                                      Exhibit 13


                                           Pension Plans
                                -------------------------------------------------   Postretirement medical
                                       United States           International             benefit plans
-----------------------------------------------------------------------------------------------------------
                                   1999          1998        1999          1998         1999        1998
                                ---------------------------------------------------------------------------
Reconciliation of funded status
of the plans and the amounts
included in the Company's
consolidated balance sheets
(in thousands):
Change in benefit obligations
  Beginning obligations           $ 60,090     $ 52,372     $ 50,564     $ 45,655     $ 38,078     $ 35,898
  Service cost                       3,634        3,350        2,532        2,614        1,908        1,628
  Interest cost                      4,188        3,939        2,561        2,484        2,788        2,444
  Plan participant contributions        --           --        1,158        1,201           --           --
  Amendments                            --           --          598           --           --           --
  Foreign currency exchange
  rate changes                          --           --       (4,572)       1,211           --           --
  Actuarial (gains)/losses          (2,718)       4,448          259       (1,725)      (4,392)        (767)
  Benefits paid                     (6,414)      (4,019)        (948)        (876)      (1,479)      (1,125)
-----------------------------------------------------------------------------------------------------------
  Ending obligations                58,780       60,090       52,152       50,564       36,903       38,078
-----------------------------------------------------------------------------------------------------------
Changes in plans' assets
  Beginning fair value              72,818       59,188       58,693       50,629           --           --
  Actual return on plans' assets    14,497        8,693        5,334        4,499           --           --
  Foreign currency exchange
  rate exchanges                        --           --       (5,150)       1,317           --           --
  Employer contributions             3,650        8,956        1,872        1,923        1,479        1,125
  Plan participant contributions        --           --        1,158        1,201           --           --
  Benefits paid                     (6,414)      (4,019)        (948)        (876)      (1,479)      (1,125)
-----------------------------------------------------------------------------------------------------------
  Ending fair value                 84,551       72,818       60,959       58,693           --           --
-----------------------------------------------------------------------------------------------------------
Balance sheet amount
  Funded status                     25,771       12,728        8,807        8,129      (36,903)     (38,078)
  Unrecognized net actuarial gain  (14,204)      (3,670)      (6,221)      (5,375)      (5,736)      (1,344)
  Unrecognized prior service cost    8,634        9,424        1,763        1,366           --           --
  Unrecognized net transition asset   (454)        (545)        (127)        (173)          --           --
-----------------------------------------------------------------------------------------------------------
  Net balance sheet
     asset/(liability)            $ 19,747     $ 17,937     $  4,222     $  3,947     $(42,639)    $(39,422)
-----------------------------------------------------------------------------------------------------------
Weighted average assumptions as
   of December 31
  Discount rate                       8.00%        6.75%        5.50%        5.30%        8.00%        6.75%
  Expected return on plan assets      9.50%        9.50%        7.00%        6.90%         n/a          n/a
  Compensation rate increase          5.50%        4.25%        4.40%        4.30%         n/a          n/a

                                                                      Exhibit 13

The components of the net periodic benefit costs are as follows (in thousands):

                                                  Pension plans
                       ---------------------------------------------------------------      Postretirement medical
                                United States                     International                  benefit plans
                       ---------------------------------------------------------------------------------------------
                         1999       1998       1997       1999       1998       1997       1999      1998      1997
--------------------------------------------------------------------------------------------------------------------
Service cost           $ 3,634    $ 3,350    $ 3,159    $ 2,532    $ 2,614    $ 2,149    $ 1,908   $ 1,628   $ 1,436
Interest cost            4,188      3,939      3,765      2,561      2,484      2,269      2,787     2,444     2,362
Expected return on
     plan assets        (6,680)    (5,630)    (4,557)    (3,823)    (3,641)    (3,169)        --        --        --
Amortization               699        699        699        (12)       (17)        62         --        --        (6)
--------------------------------------------------------------------------------------------------------------------
Net periodic benefit
     cost              $ 1,841    $ 2,358    $ 3,066    $ 1,258    $ 1,440    $ 1,311    $ 4,695   $ 4,072   $ 3,792
--------------------------------------------------------------------------------------------------------------------

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement health and welfare benefit plans. Medical costs were assumed to increase at an annual rate of 6.5% in 1999, decreasing ratably to a growth rate of 5% in 2002 and remaining at 5% per year thereafter. The effects of a one percentage point decrease in the assumed health care cost trend rates on the aggregate service and interest cost components and on the postretirement benefit obligations are decreases of $262,000 and $1,958,000, respectively. The effects of a one percentage point increase on the aggregate service and interest cost components and on the postretirement benefit obligations are increases of $281,000 and $2,120,000, respectively. Benefits are funded as claims are paid. The Company's 401(k) retirement savings plan provides retirement benefits to eligible U.S. employees in addition to those provided by the defined benefit plan. The plan permits participants to voluntarily defer up to 15% of their compensation, subject to Internal Revenue Code limitations. The Company also contributes a fixed amount per year to the account of each eligible employee plus a percentage of the employee's salary deferral. The Company's policy is to fully fund this plan. The cost for this plan was $5,831,000, $6,008,000 and $5,798,000 for the years ended December 31, 1999, 1998 and 1997, respectively.


NOTE 15: EARNINGS PER SHARE

A reconciliation of basic and diluted earnings per share, together with the related shares outstanding is as follows (in thousands, except per share amounts):

                                                            1999          1998          1997
-----------------------------------------------------------------------------------------------
Net income available to common shareholders
  Net income from continuing operations .............   $   148,605   $   144,896   $   142,671
  Net income from discontinued operations ...........        23,665        21,451        23,388
-----------------------------------------------------------------------------------------------
  Net income ........................................   $   172,270   $   166,347   $   166,059
-----------------------------------------------------------------------------------------------
Weighted average shares
  Basic shares ......................................       100,672       100,540       100,210
  Effect of dilutive securities - options outstanding           312           648         2,594
-----------------------------------------------------------------------------------------------
  Diluted shares ....................................       100,984       101,188       102,804
-----------------------------------------------------------------------------------------------
Net income per share - Basic
  Net income from continuing operations .............   $      1.47   $      1.44   $      1.43
  Net income from discontinued operations ...........           .24           .21           .23
-----------------------------------------------------------------------------------------------
  Net income ........................................   $      1.71   $      1.65   $      1.66
-----------------------------------------------------------------------------------------------
Net income per share - Diluted
  Net income from continuing operations .............   $      1.47   $      1.43   $      1.39
  Net income from discontinued operations ...........           .24           .21           .23
-----------------------------------------------------------------------------------------------
  Net income ........................................   $      1.71   $      1.64   $      1.62
-----------------------------------------------------------------------------------------------

                                                                      Exhibit 13


                             Selected Financial Data
                                   (unaudited)

--------------------------------------------------------------------------------
Common Stock Data: (per share)
--------------------------------------------------------------------------------

                    1999 Price Range       1998 Price Range            Dividends
                  -------------------------------------------------------------------
                    High        Low        High       Low         1999        1998
                  -------------------------------------------------------------------
First Quarter ...  $30-3/4    $24-1/2    $42-3/4     $35-3/4   $   .0725    $   .0700
Second Quarter ..   35-1/4     28-5/8     41-5/8     32-9/16       .0725        .0700
Third Quarter ...   35-1/4     30-3/8         36      25-3/4       .0725        .0700
Fourth Quarter ..  33-3/16    26-9/16     33-3/4    27-11/16       .0775        .0725

The common stock is traded on the National Market System ("NMS") of the National Association of Securities Dealers Automated Quotation System ("NASDAQ"). The trading symbol is SIAL. Options in the Company's common stock are traded on the Chicago Board Options Exchange.


Annual Financial Data: (in millions, except per share data)

------------------------------------------------------------------------------------------------------------------------
                                                         1999          1998          1997          1996          1995
------------------------------------------------------------------------------------------------------------------------
Net sales ........................................   $   1,037.9   $     965.9   $     901.7   $     833.0   $     775.8
Net income from continuing operations ............         148.6         144.8         142.7         128.3         114.3
Per share:
   Net income from continuing operations - Basic .          1.47          1.44          1.43          1.28          1.15
   Net income from continuing operations - Diluted          1.47          1.43          1.39          1.26          1.13
   Dividends .....................................         .2950         .2825         .2575         .2275         .1900
Total assets .....................................       1,432.0       1,416.7       1,226.2       1,080.2         967.0
Long-term debt ...................................            .2            .4            .6           3.8           7.7


Quarterly Financial Data: (in millions, except per share data)
--------------------------------------------------------------------------------

                                                                             1999 Quarter Ended
                                                                             ------------------
                                                               March 31     June 30     Sept. 30      Dec. 31
-------------------------------------------------------------------------------------------------------------
Net sales ...............................................      $ 272.3      $ 256.4      $ 257.1      $ 252.1
Gross profit ............................................        149.8        141.6        140.0        127.1
Net income from continuing operations ...................         39.1         38.8         38.0         32.7
Net income per share from continuing operations - Basic .          .39          .38          .38          .33
Net income per share from continuing operations - Diluted          .39          .38          .38          .33

                                                                             1998 Quarter Ended
                                                                             ------------------
                                                               March 31     June 30      Sept. 30      Dec.31
-------------------------------------------------------------------------------------------------------------
Net sales ...............................................      $ 249.9      $ 234.5      $ 241.8      $ 239.7
Gross profit ............................................        138.3        132.4        133.3        135.6
Net income from continuing operations ...................         38.2         35.0         36.1         35.5
Net income per share from continuing operations - Basic .          .38          .35          .36          .35
Net income per share from continuing operations - Diluted          .37          .34          .36          .35