Form 10-K, Exhibit 13
period 2000-12-31
SIGMA ALDRICH CORP
filed 2001-03-28
CIK 90185

                                                                     Exhibit 13
                                                                     ----------

                      Management's Discussion and Analysis
                     ($ In Millions, Except Per Share Data)
  The following should be read in conjunction with the consolidated financial statements and related notes.

INTRODUCTION

The net income summaries below present the results of our operations before and after unusual items affecting our business. These summaries show the impact unusual items had on our net income and basic and diluted net income per share. Additional information relating to these unusual items is contained in the detailed financial section. Due to the sale of the metal business in 2000, we present results separately for our continuing chemical and discontinued metals operations.

                                                                                                       Net Income
                                                                                                      (in millions)
        Years Ended December 31                                                            2000            1999              1998
----------------------------------------------------------------------------------------------------------------------------------
        Net income from continuing operations before unusual items                        $144.7          $146.0            $140.7
                                                                               ---------------------------------------------------
                 Additional provision for bad debts                                           --            (4.0)               --
                 Provision for restructuring                                                  --            (2.6)               --
                 One-time charges                                                             --            (0.6)               --
                 Research & development and other tax credits                                 --             9.8               7.0
                 Purchased in-process research & development                                (5.6)             --              (2.9)
                                                                               ---------------------------------------------------
                          Total unusual items                                               (5.6)            2.6               4.1
                                                                               ---------------------------------------------------
        Net income from continuing operations after unusual items                          139.1           148.6             144.8
        Net income from discontinued operations                                             10.0            23.7              21.5
        Gain on sale of discontinued operations, net of taxes                              171.1              --                --
                                                                               ---------------------------------------------------
        Net income                                                                        $320.2          $172.3            $166.3
                                                                               ===================================================
                                                                                          Net Income Per Share--Basic
                                                                                            2000            1999              1998
----------------------------------------------------------------------------------------------------------------------------------
        Net income from continuing operations before unusual items                        $ 1.74          $ 1.45            $ 1.40
                                                                               ---------------------------------------------------
                 Additional provision for bad debts                                           --            (.04)               --
                 Provision for restructuring                                                  --            (.03)               --
                 One-time charges                                                             --            (.01)               --
                 Research & development and other tax credits                                 --             .10               .07
                 Purchased in-process research & development                                (.07)             --              (.03)
                                                                               ---------------------------------------------------
                           Total unusual items                                              (.07)            .02               .04
                                                                               ---------------------------------------------------
        Net income from continuing operations after unusual items                           1.67            1.47              1.44
        Net income from discontinued operations                                              .12             .24               .21
        Gain on sale of discontinued operations, net of taxes                               2.05              --                --
                                                                               ---------------------------------------------------
        Net income                                                                        $ 3.84          $ 1.71            $ 1.65
                                                                               ===================================================
                                                                                         Net Income Per Share-- Diluted
                                                                                            2000            1999              1998
----------------------------------------------------------------------------------------------------------------------------------
        Net income from continuing operations before unusual items                        $ 1.73          $ 1.45            $ 1.39
                                                                               ---------------------------------------------------
                 Additional provision for bad debts                                           --            (.04)               --
                 Provision for restructuring                                                  --            (.03)               --
                 One-time charges                                                             --            (.01)               --
                 Research & development and other tax credits                                 --             .10               .07
                 Purchased in-process research & development                                (.07)             --              (.03)
                                                                               ---------------------------------------------------
                           Total unusual items                                              (.07)            .02               .04
                                                                               ---------------------------------------------------
        Net income from continuing operations after unusual items                           1.66            1.47              1.43
        Net income from discontinued operations                                              .12             .24               .21
        Gain on sale of discontinued operations, net of taxes                               2.05              --                --
                                                                               ---------------------------------------------------
        Net income                                                                        $ 3.83          $ 1.71            $ 1.64
                                                                               ===================================================

HIGHLIGHTS

Net income in 2000 increased 85.8% to $320.2 from $172.3 in 1999. Included in 2000 is a one-time gain of $171.1 from the sale of our B-Line Systems metal business. Earnings per share for 2000 is $3.84 and $3.83 on a basic and diluted basis, respectively, compared to $1.71 on a basic and diluted basis for 1999. Earnings per share in 2000 includes the gain on the sale of the B-Line Systems of $2.05 on a basic and diluted basis.

Net income from continuing operations before unusual items was $144.7 compared to $146.0 in 1999. The decrease in net income resulted from the dilutive effect of acquisitions in 2000 and higher interest expense related to borrowings for acquisitions and stock repurchases. Unusual items decreased net income from continuing operations by $5.6 or $.07 per basic and diluted share in 2000 and increased net income by $2.6 or $.02 per basic and diluted share in 1999.

For the year, diluted earnings per share from continuing operations before unusual items increased 19.3% to $1.73 compared to $1.45 in 1999. A one-time, non-cash charge for purchased in-process research and development from the acquisition of businesses in 2000 reduced diluted earnings per share for the year by an additional $.07 in 2000. Additionally, the operations of First Medical, Inc. and Amelung GmbH acquired in 2000 further reduced diluted earnings per share by $.06 for 2000. Discontinued operations, including the gain on the sale of the B-Line Systems metal business, added $2.17 to year-to-date diluted earnings per share.

ITEMS AFFECTING COMPARABILITY OF RESULTS

The following items affect the comparability of our results:

     .    On August 31, 2000, the Company purchased Amelung GmbH.
     .    On July 22, 2000, the Company purchased First Medical, Inc.
     .    On May 26, 2000, the Company purchased ARK Scientific GmbH.
     . On May 1, 2000, the sale of B-Line Systems was completed. The metal operations are accounted for as discontinued operations, and accordingly, operating results and net assets are segregated in the accompanying Consolidated Statements of Income and Consolidated Balance Sheets.
     . On March 31, 1999, the Company purchased the remaining 25% interest in Riedel-de Haen.
     .    On December 23, 1998, the Company purchased Genosys Biotechnologies,
          Inc.
     . At December 31, 2000 and 1999, the Company had repurchased 25.6 million and 2.6 million of its outstanding shares, respectively.

OPERATING RESULTS FROM CONTINUING OPERATIONS

Sales
Sales increased 3.3%, 7.6% and 7.3% in 2000, 1999 and 1998, respectively. The sales growth is attributed to price increases, the annual addition of new products, acquisitions and volume gains provided by increased sales and marketing activities. Price increases for products listed in the sales catalogs averaged 4.0% in 2000 and 3.0% in 1999 and 1998. New product sales, while not material in the year introduced, do contribute to sales growth in subsequent years. Recent acquisitions did not contribute to growth in 2000 but are certainly expected to do so in 2001 and beyond. Acquisitions did contribute 2.9% and 2.4% of the 1999 and 1998 growth, respectively. The effect of translating foreign currency sales into U.S. dollars reduced the 2000, 1999 and 1998 sales growth by 4.4%, 0.8% and 1.8%, respectively.

We renamed our two research-based business units to more accurately reflect their capabilities and focused markets. The unit formerly known as Laboratory Products has become Scientific Research and the former Life Science unit is now named Biotechnology. These units represent over three-fourths of the Company's sales and drive the Company's overall business mix, roughly 75% of which is to customers in the life sciences and 25% of which is to customers using our products in a broad variety of high technology applications.

Scientific Research sales, excluding currency impacts, continued to grow at the market rate of approximately five percent. Biotechnology sales gains, excluding currency impacts, improved each quarter, reflecting proactive customer contact, ongoing introduction of new products and new Cell Signaling and Life Science catalogs distributed during 2000. Biotechnology sales gains exceeded targeted rates, with an increase of 14.6% in 2000, excluding currency impacts. Strong demand for both custom synthesized products and our semi-bulk chemicals from pharmaceutical customers and promotion of our sourcing capabilities provided currency adjusted sales gains in Fine Chemicals of 15.7% for the year. Competitive pricing and fewer instrument placements led to an 8% reduction in Diagnostics sales (currency adjusted) for the year. The Company's e-commerce capabilities increased electronic orders to 10% of U.S. research sales and approximately 5% of worldwide research sales in the fourth quarter of 2000.

Excluding currency impacts, international direct sales increased 9.6%, 13.7% and 19.3% in 2000, 1999 and 1998, respectively. These increases are partially offset by declines in U.S. export sales of 9.8%, 39.7% and 28.6% in 2000, 1999 and 1998, respectively, reflecting the continued transfer of those sales to our international offices.

Cost of Products Sold
Cost of Products Sold was 51.5%, 52.7% and 50.8% of net sales in 2000, 1999 and 1998, respectively. The increase in the gross profit rate in 2000 reflects price increases and process improvement savings. Overall, the cost of products sold increased 1.0% compared to a sales increase of 3.3% in 2000.

Selling, General and Administrative Expenses
Excluding unusual items, selling, general and administrative expenses were 28.8%, 28.1% and 28.1% of sales in 2000, 1999 and 1998, respectively. In 2000, selling, general and administrative expenses, excluding unusual items, as a percent of sales increased 0.7% primarily due to acquisitions, new catalogs, increased sales efforts, upgrades of our web site and internal operating systems and product acquisition and development. In 1999, selling, general and administrative expenses, excluding unusual items, as a percent of sales was consistent with 1998.

Net interest expense reduced pretax earnings by $6.6 in 2000, while net interest income contributed $3.7 and $3.0 to pretax earnings in 1999 and 1998, respectively. The increase in interest expense in 2000 resulted from borrowings for acquisitions and share repurchases.

Accounting Changes
To comply with a new accounting requirement, sales results now include shipping and handling fees billed to customers that were previously offset against selling, general and administrative expenses. Shipping and handling costs previously included in selling, general and administrative expenses are now included in cost of products sold. The reclassifications had no effect on pre-tax or net income.

Income Taxes
Excluding unusual items, income taxes, which include federal, state and international taxes, were 31.0%, 31.9% and 33.4% of pretax income from continuing operations in 2000, 1999 and 1998, respectively. The reduction in the income tax rate in 2000 is a result of increases in foreign tax credits, offset by a slight increase in state income taxes. The reduction in the income tax rate from 1998 to 1999 is a result of an increase in the Foreign Sales Corporation ("FSC") benefit derived on export sales and a decrease in state income taxes.


LIQUIDITY AND CAPITAL RESOURCES

Operating Activities
Cash provided by operating activities was $115.0 in 2000 compared to $230.9 in 1999. The decrease primarily resulted from higher growth in inventories due to intentional inventory build-up to support new product launches and stronger growth in Biotechnology and international sales and taxes paid on the gain on the sale of the B-Line Systems metal business.

Investing Activities
Cash provided by investing activities was $319.6 in 2000 compared to cash used of $98.7 and $175.2 in 1999 and 1998, respectively. In 2000, the Company received cash proceeds of $430.4 from the sale of the B-Line Systems metal business. The cash used for investing activities in 2000 was primarily for capital expenditures of $69.2 and $41.2 for the acquisitions of ARK Scientific GmbH, First Medical, Inc. and Amelung GmbH. In 1999, the cash used is primarily for capital expenditures of $91.8.

During 2001, we anticipate capital spending of approximately $100 to continue construction on a new facility for Life Science research and development, to further enhance distribution and production facilities and to continue to improve our operating systems.

Financing Activities
In 2000, the Company used cash in financing activities for stock repurchases and payment of dividends. The Board of Directors authorized the purchase of up to 30 million shares of Company stock, of which 25.6 million shares were purchased by December 31, 2000. These outflows totaled $26.1 and $700.5 for dividend payments and stock repurchases in 2000, respectively, compared to dividends paid of $29.7 and $28.4 for 1999 and 1998, respectively, and stock repurchases of $77.8 for 1999.

At December 31, 2000, the Company had credit facilities totaling $360, of which $193.7 was unused. At December 31, 2000, the Company also had $100 of long-term debt payable on September 12, 2010. The proceeds from borrowings were used for stock repurchases, acquisitions and for general corporate purposes. Total debt as a percentage of total capitalization was 24.6% and 1.7% at December 31, 2000 and 1999, respectively.

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

INFLATION

Management recognizes that inflationary pressures may have an adverse effect on the Company through higher asset replacement costs and higher material costs. The Company tries to minimize these effects through cost reductions and productivity improvements as well as price increases to maintain reasonable profit margins. It is management's view, however, that inflation has not had a significant impact on operations in the three years ended December 31, 2000.

MARKET RISK SENSITIVE INSTRUMENTS AND POSITIONS

The market risk inherent in the Company's financial instruments and positions represents the potential loss arising from adverse changes in interest rates and foreign currency exchange rates.

Interest Rates
At December 31, 2000, the Company's outstanding debt represents approximately 25% of total capitalization. Approximately 36% of the Company's outstanding debt at December 31, 2000 is at a fixed rate. Cash flows from operations and available credit facilities are sufficient to meet the working capital requirements of the Company. It is management's view that market risk or variable interest rate risk would not significantly impact the Company's results of operations.

Foreign Currency Exchange Rates
The Company uses forward currency contracts to manage some of the risks associated with certain receivables and payables denominated in foreign currencies in order to stabilize the value of receivables and payables. Most of the contracts are single currency. Gains and losses on these contracts, based on the difference in the contract rate and the spot rate at the end of each month for all contracts still in force, are typically offset either partially or completely by transaction gains and losses, with any net gains and losses included in selling, general and administrative expenses. The market risk of foreign currency rate changes represents the potential loss in fair value of net currency positions at year end due to an adverse change in foreign currency exchange rates. The Company does not enter into foreign currency contracts for speculative trading purposes.

The market risk of the Company's foreign currency positions at December 31, 2000, assuming a hypothetical 10% change in foreign currency exchange rates, would be $9.5.

RESTRUCTURING ACTIVITIES

In 1999, the Company recorded charges for restructuring in the amount of $3.9 ($2.6 after taxes or $.03 per basic and diluted share). These charges relate primarily to termination costs associated with the reorganization of the Company.

DISCONTINUED OPERATIONS

Results from discontinued operations represent the activity of the B-Line Systems metal business (B-Line). The sale of B-Line for $430.4, which was completed on May 1, 2000, resulted in a $171.1 gain. Operating results of B-Line through April 30, 2000 and the gain on the sale of B-Line are included as discontinued operations in the Consolidated Statements of Income.

FORWARD-LOOKING STATEMENTS

Management's discussion and analysis and other sections of the Annual Report to shareholders should be read in conjunction with the consolidated financial statements and notes thereto. Except for historical information, the statements in this discussion may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934 that involve risk and uncertainty, including financial, business environment and projections, as well as statements that are preceded by, followed by, or that include words "believes," "expects," "anticipates," "should," or similar expressions, and other statements contained herein regarding matters that are not historical facts. Additionally, the Annual Report to shareholders contains forward-looking statements relating to future performance, goals, strategic actions and initiatives and similar intentions and beliefs, including without limitation statements regarding the Company's expectations, goals, beliefs, intentions and the like, which involve assumptions regarding Company operations, investments and acquisitions and conditions in the markets the Company serves. Although the Company believes its expectations are based on reasonable assumptions, such statements are subject to risk and uncertainty, including, among others, certain economic, political and technological factors. Actual results could differ materially from those stated or implied in this Annual Report to shareholders, due to, but not limited to, such factors as changes in pricing and the competitive environment, other changes in the business environment in which the Company operates, changes in research funding, uncertainties surrounding government health care reform, government regulations applicable to the business, the impact of fluctuations in interest rates and foreign currency exchange rates and the effectiveness of the Company's further implementation of its global software systems. The Company does not undertake any obligation to update these forward-looking statements.

                       Consolidated Statements of Income
                     (In Thousands, Except Per Share Data)

                                                                                        Years Ended December 31,
                                                                                  2000            1999           1998
--------------------------------------------------------------------------------------------------------------------------
Net sales                                                                       $1,096,270    $1,061,179         $986,183
             Cost of products sold                                                 564,360       558,829          500,728
--------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                       531,910       502,350          485,455
             Selling, general and administrative expenses                          315,730       298,457          277,033
             Provision for restructuring                                                --         3,900               --
             Purchased in-process research and development                           6,700            --            2,870
             Interest, net                                                           6,571        (3,724)          (2,990)
--------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before provision for income taxes                202,909       203,717          208,542
             Provision for income taxes                                             63,859        55,112           63,646
--------------------------------------------------------------------------------------------------------------------------
Net income from:
             Continuing operations                                                 139,050       148,605          144,896
             Discontinued operations                                                10,081        23,665           21,451
             Gain on sale of discontinued operations, net of taxes                 171,067            --               --
--------------------------------------------------------------------------------------------------------------------------
Net income                                                                      $  320,198     $ 172,270         $166,347
--------------------------------------------------------------------------------------------------------------------------
Weighted average number of shares outstanding - Basic                               83,345       100,672          100,540
Weighted average number of shares outstanding - Diluted                             83,585       100,984          101,188
Net income per share - Basic:
             Net income from continuing operations                                   $1.67         $1.47            $1.44
             Net income from discontinued operations                                   .12           .24              .21
             Gain on sale of discontinued operations, net of taxes                    2.05            --               --
--------------------------------------------------------------------------------------------------------------------------
             Net income                                                              $3.84         $1.71            $1.65
--------------------------------------------------------------------------------------------------------------------------
Net income per share - Diluted:
             Net income from continuing operations                                   $1.66         $1.47            $1.43
             Net income from discontinued operations                                   .12           .24              .21
             Gain on sale of discontinued operations, net of taxes                    2.05            --               --
--------------------------------------------------------------------------------------------------------------------------
             Net income                                                              $3.83         $1.71            $1.64
--------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

                          Consolidated Balance Sheets
                     (In Thousands, Except Per Share Data)

                                                                                                            December 31,
                                                                                                       2000                1999
---------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
          Cash and cash equivalents                                                                   $31,058            $43,847
          Accounts receivable, less allowance for doubtful accounts                                   185,938            193,471
          of $5,550 and $9,695, respectively
          Inventories                                                                                 444,277            408,518
          Other current assets                                                                         52,352             59,774
          Net current assets of discontinued operations                                                    --             68,961
---------------------------------------------------------------------------------------------------------------------------------
                Total current assets                                                                  713,625            774,571
---------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment:
          Land                                                                                         34,883             34,534
          Buildings and improvements                                                                  347,465            328,275
          Machinery and equipment                                                                     483,600            427,820
          Construction in progress                                                                     37,487             53,636
          Less - accumulated depreciation                                                            (410,430)          (362,529)
---------------------------------------------------------------------------------------------------------------------------------
                Net property, plant and equipment                                                     493,005            481,736
---------------------------------------------------------------------------------------------------------------------------------
Goodwill, net                                                                                         118,158             90,938
Other assets                                                                                           22,919             18,569
Net noncurrent assets of discontinued operations                                                           --             66,187
---------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                        1,347,707          1,432,001
---------------------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current liabilities:
          Notes payable                                                                              $180,011            $20,665
          Current maturities of long-term debt                                                             98                143
          Accounts payable                                                                             58,050             41,995
          Accrued payroll and payroll taxes                                                            22,422             20,890
          Accrued income taxes                                                                         47,819                 --
          Other accrued expenses                                                                       26,880             21,919
---------------------------------------------------------------------------------------------------------------------------------
                Total current liabilities                                                             335,280            105,612
---------------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                                        100,846                205
Deferred postretirement benefits                                                                       42,827             42,931
Deferred compensation                                                                                   6,808              6,128
Other liabilities                                                                                       2,671             17,774
---------------------------------------------------------------------------------------------------------------------------------
                Total liabilities                                                                     488,432            172,650
---------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity:
Common stock, $1.00 par value; 200,000 shares authorized; 101,056 and 100,905 shares issued           101,056            100,905
at December 31, 2000 and 1999, respectively; 76,216 and 98,292 shares outstanding at
December 31, 2000 and 1999, respectively.
Capital in excess of par value                                                                         41,129             35,783
Common stock in treasury, at cost, 24,840 and 2,613 shares at December 31, 2000 and 1999,            (756,968)           (77,785)
respectively
Retained earnings                                                                                   1,532,044          1,240,184
Accumulated other comprehensive loss                                                                  (57,986)           (39,736)
---------------------------------------------------------------------------------------------------------------------------------
                Total stockholders' equity                                                            859,275          1,259,351
---------------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                                         $1,347,707         $1,432,001
--------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

                Consolidated Statement of Stockholders' Equity
                     (In Thousands, Except Per Share Data)

------------------------------------------------------------------------------------------------------------------------------------
                                              Common     Capital in   Common    Retained      Accumulated       Total      Compre-
                                               Stock     Excess of   Stock in   Earnings         Other       Stockholders' hensive
                                                         Par Value   Treasury                Comprehensive      Equity     Income
                                                                                             Income/(Loss)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                   $100,377    $24,168   $      --  $  959,717       $ (23,928)   $1,060,334

Net income                                         --         --          --     166,347              --       166,347    $ 166,347
Other comprehensive income-foreign
currency translation                               --         --          --          --          12,794        12,794       12,794

                                                                                                                          ---------
Comprehensive income                               --         --          --          --              --            --    $ 179,141
                                                                                                                          ---------
Dividends ($.2825 per share)                       --         --          --     (28,411)             --       (28,411)
Awards under deferred compensation plan            38      1,480          --          --              --         1,518
Shares exchanged for options                      (79)        --          --          --              --          (79)
Exercise of stock options                         287      3,590          --          --              --         3,877
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                    100,623     29,238          --   1,097,653         (11,134)    1,216,380
                                                                          --
Net income                                         --         --          --     172,270              --       172,270    $ 172,270
Other comprehensive loss-foreign currency
translation                                        --         --          --          --          (28,602)     (28,602)     (28,602)
                                                                                                                          ---------
Comprehensive income                               --         --          --          --              --            --    $ 143,668
                                                                                                                          ---------
Dividends ($.2950 per share)                       --         --          --     (29,739)             --       (29,739)
Awards under deferred compensation plan            29        848          --          --              --           877
Exercise of stock options                         253      5,697          --          --              --         5,950
Stock repurchases                                  --         --     (77,785)         --              --       (77,785)
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                    100,905     35,783     (77,785)  1,240,184         (39,736)    1,259,351

Net income                                         --         --          --     320,198              --       320,198    $ 320,198
Other comprehensive loss-foreign currency
translation                                        --         --          --          --         (18,250)      (18,250)     (18,250)
                                                                                                                          ---------
Comprehensive income                               --         --          --          --              --            --    $ 301,948
                                                                                                                          ---------
Dividends ($.3150 per share)                       --         --          --     (26,077)             --       (26,077)
Awards under deferred compensation plan            --         --         381          --              --           381
Exercise of stock options                         151      5,346      20,928      (2,261)             --        24,164
Stock repurchases                                  --         --    (700,492)         --              --      (700,492)
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                   $101,056    $41,129   $(756,968) $1,532,044       $ (57,986)   $  859,275
----------------------------------------------------------------------------------------------------------------------

Common stock shares issued and common stock shares in treasury are summarized below:

                                                                                              Common           Common
                                                                                              Stock             Stock
                                                                                              Issued         in Treasury
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                                                                    100,377              --
Awards under deferred compensation plan                                                            38              --
Shares exchanged for options                                                                      (79)             --
Exercise of stock options                                                                         287              --
---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                                                                    100,623              --

Awards under deferred compensation plan                                                            29              --
Exercise of stock options                                                                         253              --
Stock repurchases                                                                                  --           2,613
---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                                                                    100,905           2,613

Awards under deferred compensation plan                                                            --             (8)
Exercise of stock options                                                                         151           (704)
Stock repurchases                                                                                  --          22,989
---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                                                                    101,056          24,840
---------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of this statement.

                     Consolidated Statements of Cash Flows
                                (In Thousands)

                                                                                            Years Ended December 31,
                                                                                      2000           1999             1998
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
             Net income                                                           $  320,198      $  172,270        $ 166,347
             Adjustments to reconcile net income to net cash
             provided by operating activities:
                 Depreciation and amortization                                        67,563          66,919           61,827
                 Gain on sale of discontinued operations                            (171,067)             --               --
                 Purchased in-process research and development                         6,700              --            2,870
                 Deferred income taxes                                               (28,254)          7,086           11,111
                 Postretirement benefits expense                                       3,988           4,695            4,072
                 Deferred compensation, net                                             (846)         (1,766)          (3,349)
Changes in assets and liabilities:
                 Increase in accounts receivable                                        (138)        (12,342)         (37,917)
                 Increase in inventories                                             (39,118)         (7,016)         (36,401)
                 Other                                                               (44,050)          1,083           (6,490)
-----------------------------------------------------------------------------------------------------------------------------
             Net cash provided by operating activities                               114,976         230,929          162,070
-----------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
             Property, plant and equipment additions                                 (69,184)        (91,810)        (130,378)
             Sale of equipment                                                           841             990            2,383
             Proceeds from sale of discontinued operations                           430,389              --               --
             Acquisition of businesses                                               (41,206)             --          (39,500)
             Other, net                                                               (1,278)         (7,913)          (7,700)
-----------------------------------------------------------------------------------------------------------------------------
             Net cash provided by (used in) investing activities                     319,562         (98,733)        (175,195)
-----------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
             Issuance (repayment) of notes payable                                   159,409         (10,093)          23,211
             Issuance (repayment) of long-term debt                                  100,607            (160)              57
             Payment of dividends                                                    (26,077)        (29,739)         (28,411)
             Stock repurchases                                                      (700,492)        (77,785)              --
             Exercise of stock options                                                24,164           5,950            3,798
-----------------------------------------------------------------------------------------------------------------------------
             Net cash used in financing activities                                  (442,389)       (111,827)          (1,345)
-----------------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash                                               (4,938)           (867)          (7,413)
-----------------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                              (12,789)         19,502          (21,883)
Cash and cash equivalents at beginning of year                                        43,847          24,345           46,228
-----------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                                          $   31,058      $   43,847        $  24,345
-----------------------------------------------------------------------------------------------------------------------------

Supplemental disclosures of cash flow information:
             Income taxes paid                                                    $  153,425      $   65,818        $  81,497
             Interest paid, net of capitalized interest                                8,288           1,765              926

The accompanying notes are an integral part of these statements.

                  Notes to Consolidated Financial Statements
                    ($ In Thousands, Except Per Share Data)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:
Sigma-Aldrich Corporation ("the Company") develops, manufactures and distributes the broadest range of high quality biochemicals, organic chemicals, chromatography products and diagnostic reagents available in the world. These products are used in scientific and genomic research, biotechnology, pharmaceutical development, chemical manufacturing and in the diagnosis of disease.

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

Goodwill:
Goodwill arising from acquisitions made by the Company is capitalized and amortized over periods of five to forty years. Accumulated goodwill amortization at December 31, 2000 and 1999 was $18,005 and $12,060, respectively.

Foreign Currency Translation:
Assets and liabilities denominated in foreign currency are translated at current exchange rates and profit and loss accounts are translated at weighted average exchange rates. Resulting translation gains and losses are included as a separate component of stockholders' equity, as accumulated other comprehensive income or loss.

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

Reclassifications:
The accompanying consolidated financial statements for prior years contain certain reclassifications to conform with the presentation used in 2000. The consolidated operating results and net assets include the Company's B-Line Systems metal business as a discontinued operation.

Effect of New Accounting Standards:
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company reviewed the effects of adopting SFAS No. 133 on its consolidated financial statements during the third quarter of 2000 and determined that its current method of accounting for derivative financial instruments is consistent with the requirements of SFAS
133. Accordingly, the adoption of SFAS No. 133 did not have a material impact on the Company's consolidated financial statements.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB 101), "Revenue Recognition in Financial Statements." SAB 101 provides guidance on recognition, presentation and disclosure of revenue in financial statements. In addition, the Emerging Issues Task Force (EITF) issued EITF 00-10, "Accounting for Shipping and Handling Fees and Costs." EITF 00-10 provides guidance on the classification of amounts billed to customers and costs incurred for shipping and handling. The Company adopted SAB 101 and EITF 00-10 in the fourth quarter of 2000. The adoption of these standards did not effect pre-tax or net income; however, sales results now include shipping and handling fees billed to customers that were previously offset against selling, general and administrative expenses. Shipping and handling costs previously included in selling, general and administrative expenses are now included in cost of products sold.

NOTE 2: ALLOWANCE FOR DOUBTFUL ACCOUNTS

Changes in the allowance for doubtful accounts for the years ended December 31, 2000, 1999 and 1998 are as follows:

                                            2000          1999          1998
------------------------------------------------------------------------------
Balance, beginning of year                 $9,695        $6,473         $6,325
Additions to reserves                       3,285        10,968          1,829
Deductions from reserves                    7,430         7,746          1,681
------------------------------------------------------------------------------
Balance, end of year                       $5,550        $9,695         $6,473
------------------------------------------------------------------------------

NOTE 3: INVENTORIES

The principal categories of inventories are:
                                                  December 31,
                                             2000             1999
--------------------------------------------------------------------
Finished goods                             $367,283         $342,351
Work in process                              21,871           18,556
Raw materials                                55,123           47,611
--------------------------------------------------------------------
Total                                      $444,277         $408,518
--------------------------------------------------------------------

Inventories are valued at the lower of cost or market. Costs for certain domestic inventories (22% of total inventories) are determined using the last-in, first-out method. Costs for other inventories are based on actual costs using purchase price and costs to manufacture, which includes material, labor and overhead. If the cost of all chemical inventories had been determined using the above method, inventories would have been $1,178, $1,627, $3,161, and $3,252 higher than reported at December 31, 2000, 1999, 1998, and 1997, respectively.


NOTE 4: DISCONTINUED OPERATIONS

On November 22, 1999, the Company announced its strategic decision to seek a buyer for its B-Line Systems metal business. On March 27, 2000, the Company reached an agreement to sell B-Line Systems to Cooper Industries, Inc. On May 1, 2000, the Company completed the sale to Cooper Industries, Inc. for $425,200. Final purchase price adjustments increased the sale amount to $430,389, resulting in a net gain of $171,067 after deducting taxes of $102,301.

The net current assets of this discontinued operation are primarily accounts receivable, inventory, accounts payable and accrued expenses. Net noncurrent assets are primarily property, plant and equipment and goodwill.

Operating results for the metal business are included in the Consolidated Statements of Income as net income from discontinued operations for all periods presented. Results for discontinued operations are as follows:

                                              Years ended December 31,
                                            2000        1999        1998
--------------------------------------------------------------------------
Net sales                                 $101,093    $252,587    $228,363
--------------------------------------------------------------------------
Income before income taxes                $ 16,002    $ 37,563    $ 34,048
Provision for income taxes                   5,921      13,898      12,597
--------------------------------------------------------------------------
Net income                                $ 10,081    $ 23,665    $ 21,451
--------------------------------------------------------------------------

NOTE 5: NOTES PAYABLE

The Company has short term credit facilities totaling $360,000, of which $50,000 is a committed facility, at December 31, 2000. Borrowings under these facilities of $166,300 at a weighted average interest rate of 7.0% and $13,500 at a weighted average interest rate of 5.9% were outstanding at December 31, 2000 and 1999, respectively. The committed facility contains financial covenants related to working capital, interest coverage and net worth. The Company is in full compliance with these covenants.

These credit facilities expire at different times through December 14, 2001. The Company intends to renew these facilities as they expire or substitute similar facilities for any that are not renewed. All of these facilities, except the committed facility which may be terminated by the lending bank only in the event of default by the Company, may be terminated before their expiration dates upon notice by either party. Interest rates for all facilities are based on federal funds, LIBOR, prime, eurocurrency or other rates offered by the lending banks.

Notes payable by international subsidiaries were $13,711 and $7,165 at December 31, 2000 and 1999, respectively. The notes are payable in local currencies with weighted average interest rates of 1.9% and 2.2% at December 31, 2000 and 1999, respectively.

NOTE 6: LONG-TERM DEBT

Long-term debt consists of the following:

                                                          December 31,
                                                       2000        1999
--------------------------------------------------------------------------
7.687% Senior Notes, due September 12, 2010            $100,000       $--
Other                                                       944       348
--------------------------------------------------------------------------
Total                                                   100,944       348
Less-Current maturities                                    (98)     (143)
--------------------------------------------------------------------------
                                                       $100,846      $205
--------------------------------------------------------------------------

On September 12, 2000, the Company issued $100,000 of 7.687% Senior Notes to an insurance company. The Company, at its option, may redeem all or any portion of the Senior Notes by notice to the holder. The Senior Notes contain certain covenants that require the maintenance of net worth and restrict indebtedness. The Company is in full compliance with these covenants.

Total interest expense incurred by the Company, net of immaterial amounts capitalized, was $10,189, $918 and $920 in 2000, 1999 and 1998, respectively.


NOTE 7: FINANCIAL DERIVATIVES AND RISK MANAGEMENT

The Company transacts business in many parts of the world and is subject to risks associated with changing foreign currency exchange rates. The Company's objective is to minimize the impact of foreign currency exchange rate changes during the period of time between the original transaction date and its cash settlement. Accordingly, the Company enters into forward currency exchange contracts in order to stabilize the value of certain receivables and payables denominated in foreign currencies. The Company does not enter into foreign currency transactions for speculative trading purposes. The Company's policy is to manage the risks associated with existing receivables, payables and commitments.

The principal forward currency exchange contracts are for the British pound, the Euro, German mark, Swiss franc, Japanese yen and Canadian dollar. These contracts are recorded at fair value and are included in other current assets. Resulting gains and losses are recorded in selling, general and administrative expenses and partially or completely offset changes in the value of related exposures. The duration of the contracts typically does not exceed six months. The counterparties to the contracts are large, reputable commercial banks and, accordingly, the Company expects all counterparties to meet their obligations.

The notional amount of open forward exchange contracts at December 31, 2000 and 1999 was $284,218 and $335,235, respectively.

NOTE 8: LEASE COMMITMENTS

The Company and its subsidiaries lease manufacturing, office and warehouse facilities and computer equipment under non-cancelable operating leases expiring at various dates. Rent charged to operations was $15,602, $13,764 and $11,253 in 2000, 1999 and 1998, respectively. Minimum rental commitments for non-cancelable leases in effect at December 31, 2000, are as follows:

         2001..........................  $10,561
         2002..........................    8,414
         2003..........................    5,335
         2004..........................    3,690
         2005..........................    2,812
         2006 and thereafter...........    7,271

NOTE 9: INCOME TAXES

The provision for income taxes from continuing operations consists of the following:

                                                                                    2000              1999               1998
-----------------------------------------------------------------------------------------------------------------------------------
Current:
        Federal                                                                    $50,310           $34,110             $39,017
        State                                                                        6,272             2,410               3,163
        International                                                               37,420            12,519              11,613
-----------------------------------------------------------------------------------------------------------------------------------
              Total current                                                         94,002            49,039              53,793
-----------------------------------------------------------------------------------------------------------------------------------
Deferred:
        Federal                                                                     (5,652)            6,320               7,290
        State                                                                         (691)              479                 588
        International                                                              (23,800)             (726)              1,975
-----------------------------------------------------------------------------------------------------------------------------------
              Total deferred                                                       (30,143)            6,073               9,853
-----------------------------------------------------------------------------------------------------------------------------------
Provision for income taxes                                                         $63,859           $55,112             $63,646
-----------------------------------------------------------------------------------------------------------------------------------

A reconciliation of statutory and effective tax rates is as follows:

                                                                                    2000              1999                1998
-----------------------------------------------------------------------------------------------------------------------------------
Statutory tax rate                                                                   35.0%              35.0%              35.0%
FSC benefits                                                                         (2.7)              (2.7)              (2.1)
State income taxes, net of federal benefits                                           1.6                1.1                1.3
Research and development credits                                                     (1.1)              (2.9)              (4.1)
International taxes                                                                  (3.4)              (3.1)                .2
Purchased in-process research and development                                          .7                  -                 .5
Other, net                                                                            1.4                (.3)               (.3)
-----------------------------------------------------------------------------------------------------------------------------------
Total effective tax rate on continuing operations                                    31.5%              27.1%              30.5%
-----------------------------------------------------------------------------------------------------------------------------------

The Company's Foreign Sales Corporation ("FSC") subsidiary is taxed at a lower effective tax rate on its income from U.S. export sales. The research and development credit is a benefit of the Company's commitment of resources to new and enhanced products. The international tax rate reduction of 3.4% in 2000 and 3.1% in 1999 is a benefit from international restructurings.

Deferred income tax provisions reflect the effect of temporary differences between financial statement and tax reporting of income and expense items. The net deferred tax asset (liability) at December 31 results from the following temporary differences:

                                                                                                2000                  1999
-----------------------------------------------------------------------------------------------------------------------------------
Gross deferred assets:
          Inventories                                                                         $25,564               $ 20,600
          Pension and postretirement benefit plans                                             10,201                 12,806
-----------------------------------------------------------------------------------------------------------------------------------
                Total                                                                          35,765                 33,406
Gross deferred liabilities:
          Depreciation and amortization                                                       (15,890)               (35,501)
          Other                                                                               (11,354)               (19,314)
-----------------------------------------------------------------------------------------------------------------------------------
                Total                                                                         (27,244)               (54,815)
-----------------------------------------------------------------------------------------------------------------------------------
Net deferred tax asset (liability)                                                            $ 8,521              $ (21,409)
-----------------------------------------------------------------------------------------------------------------------------------

United States taxes are not provided on unremitted earnings and related cumulative translation adjustments of international subsidiaries because the Company intends to reinvest the earnings indefinitely. The estimated amount of income taxes that would be incurred should such earnings be distributed is not significant due to the availability of foreign tax credits.

NOTE 10: CONTINGENT LIABILITIES AND COMMITMENTS

At December 31, 2000, there were no known contingent liabilities (including guarantees, pending litigation, taxes and other claims) that management believes will have a material effect on the Company's results of operations or financial position, nor were there any material commitments outside the normal course of business.

NOTE 11: COMMON STOCK

The Company's deferred compensation plan provides for cash and common stock payments to certain key employees. Under this plan, a bonus pool is calculated by a formula based on the amount of increase in profitability. Bonus units are then awarded. Bonus units are distributed five years after being awarded in the form of one share of common stock for each bonus unit. In addition, the Company makes cash payments equal to the amount of Federal income taxes the employee would be required to pay for the receipt of such stock and cash at the highest marginal Federal income tax rate. Expenses for this plan are recorded during the period for which the calculation is made. During 2000, 1999 and 1998, 7,800, 28,700 and 38,200 shares of common stock, respectively, were issued under this plan. At December 31, 2000, 80,950 bonus units were awarded but not distributed. This plan permits issuance of a maximum of 2,400,000 shares of the Company's common stock, of which 1,521,000 shares remain to be awarded.

The Company has a Directors' Non-Qualified Share Option Plan. This plan permits the award of non-qualified stock options to purchase up to 400,000 shares of the Company's common stock to those members of the Board of Directors who are not employees of the Company. Under this plan, the seven non-employee Directors received an initial option to purchase 10,000 shares of common stock. Additional awards of options to purchase 2,000 shares are made to each eligible Director on the day after each annual shareholders' meeting. Options were granted in the amount of 14,000, 14,000 and 84,000 shares for 2000, 1999 and 1998, respectively, at prices ranging from $28.625 to $40.13. Options for 288,000 shares remain to be granted at December 31, 2000.

The Company's Share Option Plan of 2000, which replaced the Share Option Plan of 1995, permits the granting of incentive stock options or non-qualified options to purchase up to 4,500,000 shares of the Company's common stock. Incentive stock options may not have an option price of less than the fair market value of the shares at the date of the grant. Options generally become exercisable one year following the grant date and expire ten years after the grant date. Options granted in 2000 of 602,000 shares become exercisable over a one to five year period. Options to purchase 3,203,750 shares of the Company's common stock under this plan remain to be granted at December 31, 2000.

Options granted under the 1995 plan to purchase 31,000, 312,000, and 235,000 shares in 2000, 1999 and 1998, respectively, become exercisable over one to five years. Options granted in 1998 for 25,000 shares become exercisable over a ten year period.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 2000, 1999 and 1998 consistent with the provisions of this Statement, the Company's net income and net income per share would have been as follows:

                                            2000           1999           1998
-------------------------------------------------------------------------------
Pro-forma net income                      $302,930       $164,326      $164,368
Net income per share - Basic                $ 3.63         $ 1.63        $ 1.63
Net income per share - Diluted              $ 3.62         $ 1.63        $ 1.62


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2000: dividend yield of .91%, expected volatility of 47.1%, risk-free interest rate of 5.14% and expected life based on historical exercise periods of 6.3 years. The weighted-average assumptions for 1999 and 1998 are as follows: dividend yield of .86% and .80%, expected volatility of 24.2% and 23.7%, risk-free interest rate of 6.69% and 4.68% and expected life based on historical exercise for both periods of 6.0 years.

The following table summarizes information about stock options outstanding at December 31, 2000:

                                             Options Outstanding                                     Options Exercisable
                           ---------------------------------------------------------------------------------------------------
Range of Exercise                    Number               Wtd. Avg.           Wtd. Avg.           Number             Wtd.Avg.
Prices                             Outstanding             Remaining           Exercise          Exercisable          Exercise
                                   at 12/31/00         Contractual Life          Price           at 12/31/00            Price
-------------------------------------------------------------------------------------------------------------------------------
$18.125 to $24.00                      323,150            40.4 months           $19.50              317,150             $19.44
$ 25.50 to $31.25                    1,718,921            79.8 months            27.00            1,683,421              26.95
$ 31.75 to $36.00                      749,300            82.6 months            35.50              743,300              35.54
$ 36.50 to $40.75                    1,571,750           112.8 months            36.80              278,000              38.43
-------------------------------------------------------------------------------------------------------------------------------
                                     4,363,121            89.3 months           $31.44            3,021,871             $29.33
-------------------------------------------------------------------------------------------------------------------------------

A summary of the combined activity and balances for the Company's stock options for the plans as of December 31, 2000, 1999 and 1998 and changes during the years ended on those dates is as follows:


                                                          2000                        1999                        1998
----------------------------------------------------------------------------------------------------------------------------------
                                                  Shares      Wtd. Avg.       Shares       Wtd. Avg.      Shares      Wtd. Avg.
                                                               Exercise                    Exercise                    Exercise
                                                                Price                        Price                      Price
                                               -----------------------------------------------------------------------------------
Options outstanding, beginning of year            3,898,011        $28.67     3,242,257         $29.05    3,228,698        $27.91
Options granted                                   1,341,250         36.20     1,240,000          27.16      362,000         34.95
Options exercised                                 (855,140)         26.10     (253,114)          23.47    (286,709)         21.02
Options cancelled                                  (21,000)         38.62     (331,132)          32.70     (61,732)         28.95
----------------------------------------------------------------------------------------------------------------------------------
Options outstanding, end of year                  4,363,121        $31.44     3,898,011         $28.67    3,242,257        $29.05
----------------------------------------------------------------------------------------------------------------------------------
Options exercisable at year-end                   3,021,871        $29.33     2,691,511         $29.35    2,880,257        $28.48
Weighted average fair value of options
granted during the year                                     $17.66                      $ 9.69                       $10.77

Note 12: Company operations by Segment

The Company is organized into four business units based on their product offerings and markets they serve. The Company's chief operating decision maker and Board of Directors review net sales for the Company's four business units to assess performance and make overall operating decisions and resource allocations. Because the business units share production and distribution facilities, specific cost and income information is not provided for each business unit. Profit and loss information is reported on a consolidated basis to the chief operating decision maker and the Company's Board of Directors. Based on these factors, the Company concludes it has one reportable segment. Net sales by business unit are as follows:

                                     2000          1999             1998
----------------------------------------------------------------------------
Scientific Research                  $  613,420    $  608,688       $587,393
Biotechnology                           220,969       198,934        155,901
Fine Chemicals                          189,497       171,443        160,773
Diagnostics                              72,384        82,114         82,116
----------------------------------------------------------------------------
         Total                       $1,096,270    $1,061,179       $986,183
----------------------------------------------------------------------------

The United States sales to unaffiliated customers presented in the summary below include sales to international markets as follows:

                                                                 Year      Amount       Year     Amount      Year  Amount
                                                                 ----      ------       ----     ------      ----  ------
                                                                 2000      $32,420      1999     $35,959     1998  $59,662

----------------------------------------------------------------------------------------------------------------------------
                                                                                  2000             1999            1998
----------------------------------------------------------------------------------------------------------------------------
Net sales to unaffiliated customers:
          United States                                                        $  547,288      $  518,468      $  502,601
          International                                                           548,982         542,711         483,582
Net intercompany sales between geographic areas:
          United States                                                           230,421         219,432         203,858
          International                                                            49,596          41,796          52,337
          Eliminations                                                           (280,017)       (261,228)       (256,195)
----------------------------------------------------------------------------------------------------------------------------
               Total                                                           $1,096,270      $1,061,179      $  986,183
----------------------------------------------------------------------------------------------------------------------------
Income before provision for income taxes:
          United States                                                        $  168,062      $  164,603      $  166,726
          International                                                            33,441          40,261          40,412
          Eliminations                                                              1,406          (1,147)          1,404
----------------------------------------------------------------------------------------------------------------------------
               Total                                                           $  202,909      $  203,717      $  208,542
----------------------------------------------------------------------------------------------------------------------------
Total assets at December 31:
          United States                                                        $  831,674      $  815,133      $  823,292
          International                                                           581,516         534,684         552,930
          Eliminations                                                            (65,483)        (52,964)        (99,135)
          Net assets of discontinued operations                                        --         135,148         139,585
----------------------------------------------------------------------------------------------------------------------------
               Total                                                           $1,347,707      $1,432,001      $1,416,672
----------------------------------------------------------------------------------------------------------------------------

Note 13: restructuring activities

On November 22, 1999, the Company announced plans to reorganize the chemical business based upon an evaluation of competitive conditions in the market. Accordingly, the Company recorded a one-time restructuring charge of $3,900 in 1999. The major component of the restructuring charge related to severance packages for positions eliminated in the reorganization.


Note 14: Pension and Other Postretirement Benefit Plans

The Company maintains several retirement plans covering substantially all U.S. employees and employees of certain international subsidiaries. Pension benefits are generally based on years of service and compensation. The Company also maintains postretirement medical benefit plans covering most of its U.S. employees. Benefits are subject to deductibles, co-payment provisions and coordination with benefits available under Medicare. The Company may amend the plans periodically.

The following chart summarizes the balance sheet impact, as well as the benefit obligations, assets, funded status and rate assumptions associated with the pension and postretirement medical benefit plans.

                                                                               Pension Plans                 Postretirement Medical
                                                                                                                  Benefit Plans
                                                             ---------------------------------------------
                                                                   United States           International
                                                             -----------------------------------------------------------------------
                                                              2000        1999         2000       1999          2000       1999
------------------------------------------------------------------------------------------------------------------------------------
Reconciliation of funded status of the plans and the
amounts included in the Company's Consolidated Balance
Sheets:
Change in benefit obligations
         Beginning obligations                               $58,780     $ 60,090     $ 52,152   $ 50,564     $ 36,903    $ 38,078
         Service cost                                          2,728        3,634        2,623      2,532        1,373       1,908
         Interest cost                                         4,850        4,188        2,851      2,561        2,808       2,788
         Plan participant contributions                           --           --        1,208      1,158           --          --
         Amendments                                               --           --           --        598           --          --
         Foreign currency exchange rate changes                   --           --       (1,641)    (4,572)          --          --
         Actuarial (gains)/losses                              5,370       (2,718)       1,300        259          707      (4,392)
         Effect of curtailment - B-Line participants          (1,235)          --           --         --       (2,386)         --
         Effect of settlement - B-Line participants           (7,230)          --           --         --           --          --
         Benefits paid                                        (6,177)      (6,414)      (1,502)      (948)      (1,497)     (1,479)
------------------------------------------------------------------------------------------------------------------------------------
         Ending obligations                                  $57,086     $ 58,780     $ 56,991   $ 52,152     $ 37,908    $ 36,903
------------------------------------------------------------------------------------------------------------------------------------
Changes in plans' assets
         Beginning fair value                                $84,551     $ 72,818     $ 60,959   $ 58,693     $     --    $     --
         Actual return on plans' assets                       (1,011)      14,497        2,863      5,334           --          --
         Foreign currency exchange rate changes                   --           --       (2,033)    (5,150)          --          --
         Employer contributions                                1,000        3,650        2,005      1,872        1,497       1,479
         Plan participant contributions                           --           --        1,208      1,158           --          --
         Effect of settlement                                 (7,230)          --           --         --           --          --
         Benefits paid                                        (6,177)      (6,414)      (1,502)      (948)      (1,497)     (1,479)
------------------------------------------------------------------------------------------------------------------------------------
         Ending fair value                                   $71,133     $ 84,551     $ 63,500   $ 60,959     $     --    $     --
------------------------------------------------------------------------------------------------------------------------------------
Balance sheet amount
         Funded status                                       $14,047       25,771     $  6,509   $  8,807     $(37,908)   $(36,903)
         Unrecognized net actuarial (gains) losses               111      (14,204)      (3,022)    (6,221)      (4,836)     (5,736)
         Unrecognized prior service cost                       6,014        8,634        1,540      1,763           --          --
         Unrecognized net transition asset                      (322)        (454)         (78)      (127)          --          --
------------------------------------------------------------------------------------------------------------------------------------
         Net balance sheet asset/(liability)                 $19,850     $ 19,747     $  4,949   $  4,222     $(42,744)   $(42,639)
------------------------------------------------------------------------------------------------------------------------------------
Weighted average assumptions as of December 31
         Discount rate                                          7.50%        8.00%        5.40%      5.50%        7.50%       8.00%
         Expected return on plan assets                         9.50%        9.50%        6.90%      7.00%         n/a         n/a
         Compensation rate increase                             5.00%        5.50%        4.40%      4.40%         n/a         n/a

The components of the net periodic benefit costs are as follows:

                                                           Pension Plans                               Postretirement Medical
                                                                                                            Benefit Plans
                                    --------------------------------------------------------------
                                           United States                    International
                                    ---------------------------------------------------------------------------------------------
                                      2000       1999      1998       2000       1999       1998      2000       1999      1998
---------------------------------------------------------------------------------------------------------------------------------
Service cost                         $  2,728  $  3,634  $  3,350    $  2,623   $  2,532  $  2,614    $ 1,373   $ 1,908   $ 1,628
Interest cost                           4,850     4,188     3,939       2,851      2,561     2,484      2,808     2,787     2,444
Expected return on plan assets         (7,410)   (6,680)   (5,630)     (4,281)    (3,823)   (3,641)        --        --        --
Plan settlement and curtailment           250        --        --          --         --        --         --        --        --
Amortization                              479       699       699         (57)       (12)      (17)      (193)       --        --
---------------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost            $    897  $  1,841  $  2,358    $  1,136   $  1,258  $  1,440    $ 3,988   $ 4,695   $ 4,072
---------------------------------------------------------------------------------------------------------------------------------

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement medical benefit plans. Medical costs were assumed to increase at an annual rate of 9.0% in 2000, decreasing ratably to a growth rate of 5.0% in 2004 and remaining at 5.0% per year thereafter. The effects of a one percentage point decrease in the assumed health care cost trend rates on the aggregate service and interest cost components and on the postretirement benefit obligations are decreases of $200 and $1,520, respectively. The effects of a one-percentage point increase on the aggregate service and interest cost components and on the postretirement benefit obligations are increases of $220 and $1,640, respectively. Benefits are funded as claims are paid.

The Company's 401(k) retirement savings plan provides retirement benefits to eligible U.S. employees in addition to those provided by the pension plan. The plan permits participants to voluntarily defer up to 15% of their compensation, subject to Internal Revenue Code limitations. The Company also contributes a fixed amount per year to the account of each eligible employee plus a percentage of the employee's salary deferral. The Company's policy is to fully fund this plan. The cost for this plan was $5,393, $5,831 and $6,008 for the years ended December 31, 2000, 1999 and 1998, respectively.


Note 15: Earnings Per Share

A reconciliation of basic and diluted earnings per share, together with the related shares outstanding is as follows:

                                                                                2000          1999          1998
--------------------------------------------------------------------------------------------------------------------
Net income available to common shareholders
         Net income from continuing operations                                  $139,050      $148,605      $144,896
         Net income from discontinued operations                                  10,081        23,665        21,451
         Gain on sale of discontinued operations, net of taxes                   171,067            --            --
--------------------------------------------------------------------------------------------------------------------
         Net income                                                             $320,198      $172,270      $166,347
--------------------------------------------------------------------------------------------------------------------
Weighted average shares
         Basic shares                                                             83,345       100,672       100,540
         Effect of dilutive securities - options outstanding                         240           312           648
--------------------------------------------------------------------------------------------------------------------
        Diluted shares                                                            83,585       100,984       101,188
--------------------------------------------------------------------------------------------------------------------
Net income per share - Basic
         Net income from continuing operations                                  $   1.67      $   1.47      $   1.44
         Net income from discontinued operations                                     .12           .24           .21
         Gain on sale of discontinued operations, net of taxes                      2.05            --            --
--------------------------------------------------------------------------------------------------------------------
         Net income                                                             $   3.84      $   1.71      $   1.65
--------------------------------------------------------------------------------------------------------------------
Net income per share - Diluted
         Net income from continuing operations                                  $   1.66      $   1.47      $   1.43
         Net income from discontinued operations                                     .12           .24           .21
         Gain on sale of discontinued operations, net of taxes                      2.05            --            --
--------------------------------------------------------------------------------------------------------------------
         Net income                                                             $   3.83      $   1.71      $   1.64
--------------------------------------------------------------------------------------------------------------------

Note 16: Stockholder Rights Plan

On August 8, 2000, the Board of Directors declared a dividend of one common share purchase right (a "Right") for each outstanding share of common stock of the Company. The dividend distribution was made on August 22, 2000 (the "Record Date") to stockholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company one share of common stock at a price of $150.00 per share (the "Purchase Price"), subject to adjustment.

The Rights generally will be exercisable only after the close of business on the tenth business day following the date of public announcement or the date on which the Company first has notice or determines that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, 15% or more of the outstanding shares of voting stock of the Company without the prior express written consent of the Company, or the close of business on the tenth business day following the commencement of a tender offer or exchange offer, without the prior written consent of the Company, by a person which, upon consummation, would result in such party's control of 15% or more of the Company's voting stock.

The Rights Agreement requires the Board of Directors to review the Rights after they have been outstanding for four years, provided they have not then become exercisable, to determine whether they should be terminated or left in effect. The Rights will expire, if not previously exercised, exchanged or redeemed, or if the Rights Agreement has not been terminated following such review, on August 8, 2010.

Generally, if any person or group acquires 15% or more of the Company's outstanding voting stock without the prior written consent of the Board of Directors, each Right, except those held by such persons, would entitle each holder of a Right to acquire such number of shares of the Company's common stock as shall equal the result obtained by multiplying the then current Purchase Price by the number of shares of common stock for which a Right is then exercisable and dividing that product by 50% of the then current per-share market price of Company common stock.

Generally, if any person or group acquires more than 15% but less than 50% of the outstanding Company common stock without prior written consent of the Board of Directors, each Right, except those held by such persons, may be exchanged by the Board of Directors for one share of Company common stock.

If the Company were acquired in a merger or other business combination transaction where the Company is not the surviving corporation or where Company common stock is exchanged or changed or 50% or more of the Company's assets or earnings power is sold in one or several transactions without the prior written consent of the Board of Directors, each Right would entitle the holders thereof (except for the Acquiring Person) to receive such number of shares of the acquiring company's common stock as shall be equal to the result obtained by multiplying the then current Purchase Price by the number of shares of Company common stock for which a Right is then exercisable and dividing that product by 50% of the then current market price per-share of the common stock of the acquiring company on the date of such merger or other business combination transaction.

At any time prior to the tenth business day following the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Note 17: Acquisitions

On February 16, 2001, the Company acquired the stock of Isotec, Inc., a leading producer and supplier of stable isotopes and isotopically labeled compounds used in life science research, medical diagnostics and PET imaging applications. The purchase price was approximately $35,600.

In August 2000, the Company acquired the assets of Amelung GmbH for approximately $28,000, which includes an initial payment of $25,000 and assumed debt of $3,000. A payment of up to an additional $6,000 may be made in mid-2003 if there have been no adverse impacts against the sellers representations at that time. Amelung GmbH uses leading edge technology to develop and manufacture coagulation instruments.

In July 2000, the Company acquired the stock of First Medical, Inc. First Medical has developed a rapid immunoassay system that provides results to diagnose acute myocardial infarction. The initial investment is approximately $15,000, with additional payments required if certain contingent sales and income growth targets are met through 2005.

In May 2000, the Company acquired the stock of ARK Scientific GmbH for approximately $2,000.

In March 1999, the Company acquired the remaining 25% interest in Riedel-de
Haen.

In December 1998, the Company acquired the stock of Genosys Biotechnologies, Inc. for approximately $39,500.

The above transactions have been accounted for using the purchase method of accounting. The acquisitions were immaterial for proforma presentation requirements.


Note 18: Purchased In-Process research and Development

One-time pre-tax charges for purchased in-process research and development (IPR&D) from the acquisitions of Amelung GmbH and First Medical, Inc. totaled $6,700 in 2000. In 1998, a pre-tax charge for IPR&D totaled $2,870 related to the acquisition of Genosys Biotechnologies, Inc. IPR&D represents the value assigned to research and development projects of the acquired businesses that had commenced but had not yet been completed at the date of acquisition.

It is the Company's belief that the projects in process were currently not technologically feasible and the projects had no alternative future use for the Company and accordingly the amount of purchase price assigned to these projects was immediately written off to the income statement. The method used to determine the value of IPR&D was a net present value cash flow method.

Note 19: Share Repurchases

At December 31, 2000, the Company had repurchased approximately 25.6 million shares of an authorized 30 million shares. The shares were acquired at an average purchase price of $30.46. Additional purchases through February 20, 2001 brought the total shares repurchased to approximately 26.8 million. As of February 20, 2001, approximately 3.2 million shares remained available under the repurchase program. The Company expects to continue share repurchases to acquire the remaining 3.2 million shares, but the timing and number of shares repurchased will depend upon market conditions and other factors.

Report of Management

The management of Sigma-Aldrich Corporation (the Company) prepared and is responsible for the consolidated financial statements and other information in this Annual Report. The statements have been prepared in conformity with accounting principles generally accepted in the United States and include amounts that are based on estimates and judgments that management believes are reasonable under the circumstances.

The Company established and maintains a system of internal controls designed to provide reasonable assurance as to the integrity and reliability of the consolidated financial statements, the protection of assets from unauthorized use and the execution and recording of transactions in accordance with management's authorization. These systems and controls are reviewed by our internal auditors in order to ensure compliance and by our independent accountants to support their audit work.

The Audit Committee of the Board of Directors meets regularly with management, internal auditors and our independent accountants to review accounting, auditing and financial matters. Our Audit Committee is composed of only outside, non-employee Directors. To ensure complete independence, the Audit Committee, internal auditors and the independent accountants have free access to each other with or without management being present, to discuss the results of their examinations and their opinions on the adequacy of internal controls and the quality of financial reporting.

          /s/ David R. Harvey             /s/ Michael R. Hogan
          Chairman, President and         Chief Administrative Officer,
          Chief Executive Officer         Chief Financial Officer and Secretary

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Sigma-Aldrich Corporation:
We have audited the accompanying consolidated balance sheets of Sigma-Aldrich Corporation (a Delaware Corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sigma-Aldrich Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

          ARTHUR ANDERSEN, LLP
          St. Louis, Missouri
          February 20, 2001

                            Selected Financial Data
                                  (Unaudited)

----------------------------------------------------------------------------------------------------------------------------
Common Stock Data: (per share)
----------------------------------------------------------------------------------------------------------------------------
                                  2000 Price Range                 1999 Price Range                     Dividends
                              ----------------------------------------------------------------------------------------------
                                   High           Low               High            Low              2000             1999
                              ----------------------------------------------------------------------------------------------
First Quarter                      $35-1/4        $20-3/16          $30-3/4         $24-1/2          $.0775           $.0725
Second Quarter                      36-1/4          25-1/2           35-1/4          28-5/8           .0775            .0725
Third Quarter                       34-1/8          25-3/8           35-1/4          30-3/8           .0775            .0725
Fourth Quarter                      40-7/8        31-13/16          33-3/16         26-9/16           .0825            .0775

The common stock is traded on the National Market System ("NMS") of the National Association of Securities Dealers Automated Quotation System ("NASDAQ"). The trading symbol is SIAL. Options in the Company's common stock are traded on the Chicago Board Options Exchange.

Annual Financial Data: (in millions, except per share data)
-------------------------------------------------------------------------------------------------------------------------------
                                                                       2000       1999          1998        1997         1996
-------------------------------------------------------------------------------------------------------------------------------
Net sales                                                              $1,096.3   $1,061.2      $986.2      $919.4       $851.9
Net income from continuing operations                                     139.1      148.6       144.8       142.7        128.3
Per share:
      Net income from continuing operations - Basic                        1.67       1.47        1.44        1.43         1.28
      Net income from continuing operations - Diluted                      1.66       1.47        1.43        1.39         1.26
      Dividends                                                           .3150      .2950       .2825       .2575        .2275
Total assets                                                            1,347.7    1,432.0     1,416.7     1,226.2      1,080.2
Long-term debt                                                            100.8         .2          .4          .6          3.8

Quarterly Financial Data: (in millions, except per share data)
----------------------------------------------------------------------------------------------------------------------------
                                                                                      2000 Quarter Ended
                                                                       March 31      June 30       Sept. 30       Dec. 31
                                                                      ------------------------------------------------------
Net sales                                                                    $290.1        $273.8         $269.8      $262.6
Gross profit                                                                  143.0         134.9          130.6       123.4
Net income from continuing operations                                          41.7          37.8           27.9        31.7
Net income per share from continuing operations - Basic                         .45           .45            .35         .41
Net income per share from continuing operations - Diluted                       .45           .45            .35         .41

-----------------------------------------------------------------------------------------------------------------------------
                                                                                             1999 Quarter Ended
                                                                          March 31      June 30       Sept. 30       Dec.31
                                                                      -------------------------------------------------------
Net sales                                                                     $278.1        $262.3         $263.1      $257.7
Gross profit                                                                   135.8         127.6          125.9       113.0
Net income from continuing operations                                           39.1          38.8           38.0        32.7
Net income per share from continuing operations - Basic                          .39           .38            .38         .33
Net income per share from continuing operations - Diluted                        .39           .38            .38         .33