Form 10-K, Exhibit 13
period 2001-12-31
SIGMA ALDRICH CORP
filed 2002-03-29
CIK 90185

                                                                      Exhibit 13

                      Management's Discussion and Analysis

               The following should be read in conjunction with the consolidated financial statements and related notes.

INTRODUCTION
     The net income summaries below present the results of our operations before and after unusual items affecting our business. These summaries show the impact unusual items had on our net income and basic and diluted net income per share. Due to the sale of the metal business in 2000, we present results separately for our continuing chemical and discontinued metal operations.

                                                                                                          Net Income
                                                                                                         (in millions)
      Years Ended December 31                                                                    2001        2000         1999
      ------------------------------------------------------------------------------------------------------------------------
      Net income from continuing operations before unusual items                               $141.5      $144.7       $146.0
                                                                                               -------------------------------
                                 Additional provision for bad debts                                --          --         (4.0)
                                 Provision for restructuring                                       --          --         (2.6)
                                 One-time charges                                                  --          --         (0.6)
                                 Research & development and other tax credits                      --          --          9.8
                                 Purchased in-process research & development                     (0.8)       (5.6)          --
                                                                                               -------------------------------
                                          Total unusual items                                    (0.8)       (5.6)         2.6
                                                                                               -------------------------------
      Net income from continuing operations after unusual items                                 140.7       139.1        148.6
      Net income from discontinued operations                                                      --        10.0         23.7
      Gain on sale of discontinued operations, net of taxes                                        --       171.1           --
                                                                                               -------------------------------
      Net income                                                                               $140.7      $320.2       $172.3
                                                                                               ===============================

                                                                                                 Net Income Per Share-- Basic
                                                                                                 2001        2000         1999
      ------------------------------------------------------------------------------------------------------------------------
      Net income from continuing operations before unusual items                               $ 1.90      $ 1.74       $ 1.45
                                                                                               -------------------------------
                                 Additional provision for bad debts                                --          --         (.04)
                                 Provision for restructuring                                       --          --         (.03)
                                 One-time charges                                                  --          --         (.01)
                                 Research & development and other tax credits                      --          --          .10
                                 Purchased in-process research & development                     (.01)       (.07)          --
                                                                                               -------------------------------
                                           Total unusual items                                   (.01)       (.07)         .02
                                                                                               -------------------------------
      Net income from continuing operations after unusual items                                  1.89        1.67         1.47
      Net income from discontinued operations                                                      --         .12          .24
      Gain on sale of discontinued operations, net of taxes                                        --        2.05           --
                                                                                               -------------------------------
      Net income                                                                               $ 1.89      $ 3.84       $ 1.71
                                                                                               ===============================

                                                                                                Net Income Per Share-- Diluted
                                                                                                 2001        2000         1999
      -------------------------- ---------------------------------------------------------------------------------------------
      Net income from continuing operations before unusual items                               $ 1.88      $ 1.73       $ 1.45
                                                                                               -------------------------------
                                 Additional provision for bad debts                                --          --         (.04)
                                 Provision for restructuring                                       --          --         (.03)
                                 One-time charges                                                  --          --         (.01)
                                 Research & development and other tax credits                      --          --          .10
                                 Purchased in-process research & development                     (.01)       (.07)          --
                                                                                               -------------------------------
                                           Total unusual items                                   (.01)       (.07)         .02
                                                                                               -------------------------------
      Net income from continuing operations after unusual items                                  1.87        1.66         1.47
      Net income from discontinued operations                                                      --         .12          .24
      Gain on sale of discontinued operations, net of taxes                                        --        2.05           --
                                                                                               -------------------------------
      Net income                                                                               $ 1.87      $ 3.83       $ 1.71
                                                                                               ===============================

                      Management's Discussion and Analysis
                     ($ In Millions, Except Per Share Data)
               The following should be read in conjunction with the consolidated financial statements and related notes.

Highlights

   Net income from continuing operations in 2001 increased 1.2% to $140.7. The net income increase in 2000 of 85.8% to $320.2 from $172.3 in 1999 included a one-time gain of $171.1 from the sale of our B-Line Systems metal business. Earnings per share for 2001 is $1.89 and $1.87 on a basic and diluted basis, respectively, compared to $3.84 and $3.83 on a basic and diluted basis, respectively, for 2000. Earnings per share in 2000 includes the gain on the sale of B-Line Systems of $2.05 on a basic and diluted basis.

   Net income from continuing operations before unusual items was $141.5 compared to $144.7 in 2000. The decrease in net income resulted from the increased dilutive effect of acquisitions and higher interest expense related to borrowings for acquisitions and stock repurchases. Unusual items decreased net income from continuing operations by $0.8 or $.01 per basic and diluted share in 2001, $5.6 or $.07 per basic and diluted share in 2000 and increased net income by $2.6 or $.02 per basic and diluted share in 1999.

   For the year, diluted earnings per share from continuing operations before unusual items increased 8.7% to $1.88 compared to $1.73 in 2000. One-time, non-cash charges for purchased in-process research and development from the acquisition of businesses reduced diluted earnings per share by $.01 and $.07 in 2001 and 2000, respectively. Additionally, the operations of First Medical, Inc. and Amelung GmbH acquired in 2000 further reduced diluted earnings per share by $.13 and $.06 for 2001 and 2000, respectively. This dilution and less than acceptable sales performance for Diagnostics overall creates uncertainty about the ongoing direction of this business. The operations of Isotec, Inc., acquired in 2001, provided a $.01 addition to diluted earnings per share. Discontinued operations, including the gain on the sale of the B-Line Systems metal business, added $2.17 to diluted earnings per share in 2000.

ITEMS AFFECTING COMPARABILITY OF RESULTS

 The following items affect the comparability of our results:

..    On February 16, 2001, the Company purchased Isotec, Inc.
..    On August 31, 2000, the Company purchased Amelung GmbH.
..    On July 22, 2000, the Company purchased First Medical, Inc.
..    On May 26, 2000, the Company purchased ARK Scientific GmbH.
..    On May 1, 2000, the sale of B-Line Systems was completed. The metal operations are accounted for as discontinued operations, and accordingly, operating results are segregated in the accompanying Consolidated Statements of Income.
..    On March 31, 1999, the Company purchased the remaining 25% interest in
     Riedel-de Haen.
..    At December 31, 2001, 2000 and 1999, the Company had repurchased 29.7 million, 25.6 million and 2.6 million of its outstanding shares, respectively.

SIGNIFICANT ACCOUNTING POLICIES

   The Company prepared the consolidated financial statements in conformity with generally accepted accounting principles. In doing so, management is required to make certain estimates, judgments and assumptions that it believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the years presented. Actual results could differ from those estimates. The significant accounting policies which the Company believes are the most critical to aid in fully understanding and evaluating its reported financial results include the following:

Inventories

   Inventories are valued at the lower of cost or market. The Company regularly reviews inventories on hand and records a provision for slow-moving and obsolete inventory, inventory not meeting quality control standards and inventory subject to expiration. The provision for slow-moving and obsolete inventory is based on current estimates of future product demand, market conditions and related management initiatives. Any significant unanticipated changes in product demand or market conditions could have an impact on the value of inventories.

Long-Lived Assets

   Long-lived assets, including goodwill and other intangibles, are amortized over their expected useful lives. Long-lived assets are reviewed for impairment whenever events or changes in business conditions indicate that the carrying amount of an asset may not be recoverable.

Pension and Other Post-Retirement Benefits

   The determination of the obligation and expense for pension and other post-retirement benefits is dependent on the Company's selection of certain assumptions used by actuaries to calculate such amounts. Those assumptions are described in Note 14 to the consolidated financial statements and include, among others, the discount rate, expected return on plan assets and rates of increase in compensation and healthcare costs. In accordance with generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over future periods and therefore, generally affect the recognized expense and recorded obligation in such future periods. While the Company believes that the assumptions are appropriate, significant differences in actual experience or significant changes in the assumptions may materially affect the Company's pension and other post-retirement obligations and the Company's future expense.

Taxes

   The Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. In management's opinion, adequate provisions for income taxes have been made for all years presented.

OPERATING RESULTS FROM CONTINUING OPERATIONS

Sales

   Sales increased 7.6%, 3.3% and 7.6% in 2001, 2000 and 1999, respectively. The sales growth is attributed to price increases, the annual addition of new products, acquisitions and volume gains provided by increased sales and marketing activities. Price increases for products listed in the sales catalogs averaged 4.5%, 4.0% and 3.0% in 2001, 2000 and 1999, respectively. New product sales, while not material in the year introduced, do contribute to sales growth in subsequent years. Acquisitions contributed growth of 1.3% in 2001 and 2.9% in 1999. Acquisitions did not contribute to growth in 2000. The effect of translating foreign currency sales into U.S. dollars reduced the 2001, 2000 and 1999 sales growth by 2.9%, 4.4% and 0.8%, respectively.

   Scientific Research currency adjusted sales growth was 10.0% in 2001, including benefits from the Isotec acquisition. Internal (currency adjusted) gains of 7.8% for 2001 continued to exceed market rates, benefiting from pricing gains and sales strength in international markets. Biotechnology sales gains met growth expectations for the year, with an increase of 12.2% in 2001, excluding currency impacts. Currency adjusted sales gains in Fine Chemicals of 11.5% for 2001 were also in line with growth expectations. Currency adjusted sales growth for Diagnostics of 7.4% for 2001 was below expectations primarily related to acquired businesses. A summary of reported and currency adjusted sales growth is as follows:

                                        Twelve Months Ended
                                         December 31, 2001
----------------------------------------------------------------
                                                     Currency
                                     Reported        Adjusted
----------------------------------------------------------------
Scientific Research                      6.8%           10.0%
Biotechnology                            8.7%           12.2%
Fine Chemicals                           9.5%           11.5%
Diagnostics                              5.8%            7.4%
Total Company                            7.6%           10.5%

   Excluding currency impacts, international direct sales increased 10.5%, 9.6% and 13.7% in 2001, 2000 and 1999, respectively. The increases in international direct sales in 2000 and 1999 were partially offset by declines in U.S. export sales of 9.8% and 39.7%, respectively.

Cost of Products Sold

   Cost of Products Sold was 52.0%, 51.5% and 52.7% of net sales in 2001, 2000 and 1999, respectively. The decrease in the gross profit rate in 2001 reflects increased investments to develop new products and growth in lower margin products, only partially offset by price increases. The increase in the gross profit rate in 2000 reflects price increases and process improvement savings. Overall, the cost of products sold increased 8.6% and 1.0% compared to a sales increase of 7.6% and 3.3% in 2001and 2000, respectively.

Selling, General and Administrative Expenses

   Excluding unusual items, selling, general and administrative expenses were 29.4%, 28.8% and 28.1% of sales in 2001, 2000 and 1999, respectively. In 2001, selling, general and administrative expenses as a percent of sales increased 0.6% due to increases in benefits and insurance costs (experienced by many companies due to market conditions), enhanced sales force capabilities, added costs to continue implementation of global systems and acquired Diagnostics' businesses. In 2000, selling, general and administrative expenses, excluding unusual items, increased 0.7% as a percent of sales due to acquisitions, new catalogs, increased sales efforts, continued upgrades of our Web site and internal operating systems and product acquisitions and development.

   Net interest expense reduced pretax earnings by $16.5 and $6.6 in 2001 and 2000, respectively, while net interest income contributed $3.7 to pretax earnings in 1999. The increase in interest expense in 2001 and 2000 resulted from borrowings for acquisitions and share repurchases.

Accounting Changes

   Recently enacted accounting standards will result in goodwill amortization being discontinued for all companies starting in 2002. The Company's goodwill amortization was $8.4 million ($.09 per share) for 2001 and would have been an equivalent amount in 2002, absent this change.

   In 2000, to comply with new accounting requirements, sales were restated to include shipping and handling fees billed to customers that were previously offset against selling, general and administrative expenses. Shipping and handling costs previously included in selling, general and administrative expenses are now included in cost of products sold. The reclassifications had no effect on pretax or net income and all periods presented reflect these changes.

Income Taxes

   Excluding unusual items, income taxes, which include federal, state and international taxes were 30.3%, 31.0% and 31.9% of pretax income from continuing operations in 2001, 2000 and 1999, respectively. The reduction in the income tax rate in 2001 is a result of an increase in the Foreign Sales Corporation (FSC) benefit, partially offset by an increase in international taxes. The reduction in the income tax rate from 1999 to 2000 is the result of increases in foreign tax credits, offset by a slight increase in state income taxes.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

   Cash provided by operating activities was $159.1, $115.0 and $230.9 in 2001, 2000 and 1999, respectively. The increase in 2001 primarily resulted from lower growth in inventories in 2001 compared to 2000, and reduced accounts receivable levels. The decrease in 2000 compared to 1999 primarily resulted from higher growth in inventories to support new product launches and stronger growth in Biotechnology and international sales and taxes paid on the gain on sale of B-Line Systems metal business.

   Cash generated by operations and available from credit facilities continues to provide sufficient liquidity for present and future operating and capital needs.

Investing Activities

   Cash used in investing activities was $148.4 in 2001 compared to the cash provided by investing activities of $319.6 in 2000. In 2001, cash used for investing activities related primarily to capital expenditures of $109.8 and the acquisition of Isotec, Inc. for $37.2. In 2000, the Company received cash proceeds of $430.4 from the sale of the B-Line Systems metal business, and used $69.2 for capital expenditures and $41.2 for the acquisitions of ARK Scientific GmbH, First Medical, Inc. and Amelung GmbH. In 1999, the cash used of $98.7 is primarily for capital expenditures of $91.8.

   During 2002, we anticipate capital spending in the range of $60 - $70 to further enhance distribution and production facilities.

Financing Activities

   In 2001, the Company used cash of $5.8 in financing activities for stock repurchases and payment of dividends offset by the issuance of debt and proceeds from the exercise of stock options. The Board of Directors authorized the purchase of up to 35 million shares of Company stock, of which 29.7 million shares were purchased by December 31, 2001. Outflows totaled $24.5 and $173.9 for dividend payments and stock repurchases in 2001, respectively, compared to dividends paid of $26.1 and $29.7 and stock repurchases of $700.5 and $77.8 for 2000 and 1999, respectively.

   At December 31, 2001, the Company had short-term credit facilities totaling $300, of which $45 was available. These facilities were put in place to provide back-up liquidity for a commercial paper program launched in January 2002, at which time loans outstanding from the facilities were repaid.

   In November 2001, the Company issued $75 of 5.16% senior notes payable in 2006 and other long-term debt of $1.9 bringing total long-term debt to $177.7 from $100.8 in 2000. The proceeds from the borrowings were used to reduce short-term borrowings, for stock repurchases, acquisitions and for general corporate purposes. Total debt as a percentage of total capitalization was 35.6% and 24.6% at December 31, 2001 and 2000, respectively.

ENVIRONMENTAL MATTERS

   The operations of the Company, like those of other companies engaged in similar lines of business, are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations primarily relate to worker safety, air and water quality and waste handling. The Company believes it is in compliance in all material respects with these regulations.

INFLATION

   Management recognizes that inflationary pressures may have an adverse effect on the Company through higher asset replacement costs and higher material costs. The Company tries to minimize these effects through cost reductions and productivity improvements as well as price increases to maintain reasonable profit margins. It is management's view, however, that inflation has not had a significant impact on operations in the three years ended December 31, 2001.

MARKET RISK SENSITIVE INSTRUMENTS AND POSITIONS

   The market risk inherent in the Company's financial instruments and positions represents the potential loss arising from adverse changes in interest rates and foreign currency exchange rates.

Interest Rates

   At December 31, 2001, the Company's outstanding debt represents 35.6% of total capitalization. Approximately 40% of the Company's outstanding debt at December 31, 2001 is at a fixed rate. Cash flows from operations and available credit facilities are sufficient to meet the working capital requirements of the Company. It is management's view that market risk or variable interest rate risk will not significantly impact the Company's results of operations.

Foreign Currency Exchange Rates

   The Company uses forward currency contracts to manage some of the risks associated with certain receivables and payables denominated in foreign currencies in order to stabilize the value of receivables and payables. Most of the contracts are single currency. Gains and losses on these contracts, based on the difference in the contract rate and the spot rate at the end of each month for all contracts still in force, are typically offset either partially or completely by transaction gains and losses, with any net gains and losses included in selling, general and administrative expenses. The market risk of foreign currency rate changes represents the potential loss in fair value of net currency positions at year-end due to an adverse change in foreign currency exchange rates. The Company does not enter into foreign currency contracts for speculative trading purposes.

   The market risk of the Company's foreign currency positions at December 31, 2001, assuming a hypothetical 10% change in foreign currency exchange rates, would be $0.2.

RESTRUCTURING ACTIVITIES

   In 1999, the Company recorded charges for restructuring in the amount of $3.9 ($2.6 after taxes or $.03 per basic and diluted share). These charges related primarily to termination costs associated with the reorganization of the Company.

DISCONTINUED OPERATIONS

   Results from discontinued operations represent the activity of the B-Line Systems metal business (B-Line). The sale of B-Line for $430.4, which was completed on May 1, 2000, resulted in a $171.1 gain. Operating results of B-Line through April 30, 2000 and the gain on the sale of B-Line are included as discontinued operations in the Consolidated Statements of Income.

FORWARD-LOOKING STATEMENTS

   Management's discussion and analysis and other sections of the Annual Report to shareholders should be read in conjunction with the consolidated financial statements and notes thereto. Except for historical information, the statements in this discussion may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risk and uncertainty, including financial, business environment and projections, as well as statements that are preceded by, followed by, or that include words "believes," "expects," "anticipates," "should," or similar expressions, and other statements contained herein regarding matters that are not historical facts. Additionally, the Annual Report to shareholders contains forward-looking statements relating to future performance, goals, strategic actions and initiatives and similar intentions and beliefs, including without limitation statements regarding the Company's expectations, goals, beliefs, intentions and the like regarding future sales, earnings, return on equity and other matters. These statements involve assumptions regarding Company operations, investments, acquisitions and conditions in the markets the Company serves. Although the Company believes its expectations are based on reasonable assumptions, such statements are subject to risks and uncertainties, including, among others, certain economic, political and technological factors. Actual results could differ materially from those stated or implied in this Annual Report to shareholders, due to, but not limited to, such factors as changes in pricing and the competitive environment, other changes in the business environment in which the Company operates, changes in research funding, uncertainties surrounding government health care reform, government regulations applicable to the business, including without limitation, export controls, the impact of fluctuations in interest rates and foreign currency exchange rates and the effectiveness of the Company's further implementation of its global software systems. The Company does not undertake any obligation to update these forward-looking statements.

                        Consolidated Statements of Income
                      (In Thousands, Except Per Share Data)

                                                                                           Years Ended December 31,
                                                                                   2001              2000               1999
-------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                      $1,179,447         $1,096,270         $1,061,179
      Cost of products sold                                                       613,042            564,360            558,829
-------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                      566,405            531,910            502,350
      Selling, general and administrative expenses                                347,030            315,730            298,457
      Provision for restructuring                                                      --                 --              3,900
      Purchased in-process research and development                                 1,200              6,700                 --
      Interest, net                                                                16,542              6,571            (3,724)
-------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before provision for income taxes               201,633            202,909            203,717
      Provision for income taxes                                                   60,928             63,859             55,112
-------------------------------------------------------------------------------------------------------------------------------
Net income from:
      Continuing operations                                                       140,705            139,050            148,605
      Discontinued operations                                                          --             10,081             23,665
      Gain on sale of discontinued operations, net of taxes                            --            171,067                 --
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                                     $  140,705         $  320,198         $  172,270
-------------------------------------------------------------------------------------------------------------------------------
Weighted average number of shares outstanding - Basic                              74,559             83,345            100,672
Weighted average number of shares outstanding - Diluted                            75,175             83,585            100,984
Net income per share - Basic:
      Net income from continuing operations                                    $     1.89         $     1.67         $     1.47
      Net income from discontinued operations                                          --                .12                .24
      Gain on sale of discontinued operations, net of taxes                            --               2.05                 --
-------------------------------------------------------------------------------------------------------------------------------
      Net income                                                               $     1.89         $     3.84         $     1.71
-------------------------------------------------------------------------------------------------------------------------------
Net income per share - Diluted:
      Net income from continuing operations                                    $     1.87         $     1.66         $     1.47
      Net income from discontinued operations                                          --                .12                .24
      Gain on sale of discontinued operations, net of taxes                            --               2.05                 --
-------------------------------------------------------------------------------------------------------------------------------
      Net income                                                               $     1.87         $     3.83         $     1.71
-------------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these statements.

                           Consolidated Balance Sheets
                      (In Thousands, Except Per Share Data)

                                                                                                                December 31,
                                                                                                              2001          2000
------------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:

        Cash and cash equivalents                                                                         $     37,637  $    31,058
        Accounts receivable, less allowance for doubtful accounts
        of $6,176 and $5,550, respectively                                                                     181,450      185,938
        Inventories                                                                                            468,926      444,277
        Other current assets                                                                                    39,298       52,352
------------------------------------------------------------------------------------------------------------------------------------
                 Total current assets                                                                          727,311      713,625
------------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment:

        Land                                                                                                    35,990       34,883
        Buildings and improvements                                                                             405,669      347,465
        Machinery and equipment                                                                                513,616      483,600
        Construction in progress                                                                                37,677       37,487
        Less - accumulated depreciation                                                                       (450,902)    (410,430)
------------------------------------------------------------------------------------------------------------------------------------
                 Net property, plant and equipment                                                             542,050      493,005
------------------------------------------------------------------------------------------------------------------------------------
Goodwill, net                                                                                                  127,602      118,158
Other assets                                                                                                    42,839       22,919
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                              $  1,439,802  $ 1,347,707
------------------------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current liabilities:

        Notes payable and current maturities of long-term debt                                            $    270,382  $   180,109
        Accounts payable                                                                                        59,509       58,050
        Accrued payroll and payroll taxes                                                                       26,266       22,422
        Accrued income taxes                                                                                    13,391       47,819
        Other accrued expenses                                                                                  28,015       26,880
------------------------------------------------------------------------------------------------------------------------------------
                 Total current liabilities                                                                     397,563      335,280
------------------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                                                 177,700      100,846
Deferred postretirement benefits                                                                                43,778       42,827
Other liabilities                                                                                               11,046        9,479
------------------------------------------------------------------------------------------------------------------------------------
                 Total liabilities                                                                             630,087      488,432
------------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity:

Common stock, $1.00 par value; 200,000 shares authorized; 101,040 and 101,056 shares issued at December 31, 2001 and 2000, respectively; 73,014 and 76,216
shares outstanding at December 31, 2001 and 2000, respectively                                                 101,040      101,056
Capital in excess of par value                                                                                  43,373       41,129
Common stock in treasury, at cost, 28,026 and 24,840 shares at December 31, 2001 and 2000, respectively       (903,479)    (756,968)
Retained earnings                                                                                            1,648,214    1,532,044
Accumulated other comprehensive loss                                                                           (79,433)     (57,986)
------------------------------------------------------------------------------------------------------------------------------------
                 Total stockholders' equity                                                                    809,715      859,275
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                                                $  1,439,802  $ 1,347,707
------------------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these statements.

                 Consolidated Statements of Stockholders' Equity
                      (In Thousands, Except Per Share Data)

------------------------------------------------------------------------------------------------------------------------------------
                                               Capital                                  Accumulated
                                                  in                                       Other          Total
                                   Common     Excess of  Common Stock    Retained     Comprehensive    Stockholders'  Comprehensive
                                    Stock     Par Value  in Treasury     Earnings          Loss           Equity         Income
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998        $ 100,623   $ 29,238   $        --   $  1,097,653    $  (11,134)    $ 1,216,380
Net income                               --         --            --        172,270            --         172,270     $ 172,270
Other comprehensive loss-foreign
currency translation                     --         --            --             --       (28,602)        (28,602)      (28,602)
                                                                                                                      ----------
Comprehensive income                     --         --            --             --            --              --     $ 143,668
                                                                                                                      ----------
Dividends ($.2950 per share)             --         --            --        (29,739)           --         (29,739)
Awards under deferred
compensation plan                        29        848            --             --            --             877
Exercise of stock options               253      5,697            --             --            --           5,950
Stock repurchases                        --         --       (77,785)            --            --         (77,785)
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999          100,905     35,783       (77,785)     1,240,184       (39,736)      1,259,351
Net income                               --         --            --        320,198            --         320,198     $ 320,198
Other comprehensive loss-foreign
currency translation                     --         --            --             --       (18,250)        (18,250)      (18,250)
                                                                                                                      ----------
Comprehensive income                     --         --            --             --            --              --     $ 301,948
                                                                                                                      ----------
Dividends ($.3150 per share)             --         --            --        (26,077)           --         (26,077)
Awards under deferred
compensation plan                        --         --           381             --            --             381
Exercise of stock options               151      5,346        20,928         (2,261)           --          24,164
Stock repurchases                        --         --      (700,492)            --            --        (700,492)
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000          101,056     41,129      (756,968)     1,532,044       (57,986)        859,275
Net income                               --         --            --        140,705            --         140,705     $ 140,705
Other comprehensive loss-foreign
currency translation                     --         --            --             --       (21,447)        (21,447)      (21,447)
                                                                                                                      ----------
Comprehensive income                     --         --            --             --            --              --     $ 119,258
                                                                                                                      ----------
Dividends ($.3325 per share)             --         --            --        (24,535)           --         (24,535)
Awards under deferred
compensation plan                        --       (372)        1,781             --            --           1,409
Shares exchanged for stock
options                                 (16)        --            --             --            --             (16)
Exercise of stock options                --      2,616        25,607             --            --          28,223
Stock repurchases                        --         --      (173,899)            --            --        (173,899)
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001        $ 101,040   $ 43,373   $  (903,479)  $  1,648,214    $  (79,433)    $   809,715
-----------------------------------------------------------------------------------------------------------------

Common stock shares issued and common stock shares in treasury are summarized below:

                                                                                 Common Stock       Common Stock in
                                                                                   Issued               Treasury
--------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                                                              100,623             --
Awards under deferred compensation plan                                                      29             --
Exercise of stock options                                                                   253             --
Stock repurchases                                                                            --          2,613
--------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                                                              100,905          2,613
Awards under deferred compensation plan                                                      --             (8)
Exercise of stock options                                                                   151           (704)
Stock repurchases                                                                            --         22,939
--------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                                                              101,056         24,840
Awards under deferred compensation plan                                                      --            (60)
Shares exchanged for stock options                                                          (16)            --
Exercise of stock options                                                                    --           (818)
Stock repurchases                                                                            --          4,064
--------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001                                                              101,040         28,026
--------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these statements.

                      Consolidated Statements of Cash Flows
                                 (In Thousands)

                                                                                            Years Ended December 31,
                                                                                       2001              2000         1999
------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
       Net income                                                                  $   140,705      $   320,198     $  172,270
       Adjustments to reconcile net income to net cash provided by operating activities:
            Depreciation and amortization                                               71,373           67,563         66,919
            Gain on sale of discontinued operations                                         --         (171,067)            --
            Purchased in-process research and development                                1,200            6,700             --
            Deferred income taxes                                                        4,746          (28,254)         7,086
            Post-retirement benefits expense                                             4,314            3,988          4,695
            Deferred compensation, net                                                  (1,554)            (846)        (1,766)
       Changes in assets and liabilities:
            Decrease (increase) in accounts receivable                                   2,472             (138)       (12,342)
            Increase in inventories                                                    (26,716)         (39,118)        (7,016)
            Other                                                                      (37,451)         (44,050)         1,083
------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                                       159,089          114,976        230,929
------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:

       Property, plant and equipment additions                                        (109,763)         (69,184)       (91,810)
       Sale of equipment                                                                 1,531              841            990
       Proceeds from sale of discontinued operations                                        --          430,389             --
       Acquisition of businesses                                                       (37,223)         (41,206)            --
       Other, net                                                                       (2,908)          (1,278)        (7,913)
------------------------------------------------------------------------------------------------------------------------------
       Net cash (used in) provided by investing activities                            (148,363)         319,562        (98,733)
------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:

       Issuance (repayment) of short-term debt                                          91,369          159,409        (10,093)
       Issuance of long-term debt                                                       77,261          100,607             --
       Repayment of long-term debt                                                        (228)              --           (160)
       Payment of dividends                                                            (24,535)         (26,077)       (29,739)
       Stock repurchases                                                              (173,899)        (700,492)       (77,785)
       Exercise of stock options                                                        24,196           24,164          5,950
------------------------------------------------------------------------------------------------------------------------------
       Net cash used in financing activities                                            (5,836)        (442,389)      (111,827)
-----------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                  1,689           (4,938)          (867)
------------------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                                  6,579          (12,789)        19,502
Cash and cash equivalents at beginning of year                                          31,058           43,847         24,345
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                           $    37,637      $    31,058      $  43,847
------------------------------------------------------------------------------------------------------------------------------

Supplemental disclosures of cash flow information:

       Income taxes paid                                                           $    90,514      $   153,425      $  65,818
       Interest paid, net of capitalized interest                                       18,182            8,288          1,765

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

Financial Instruments:

   Except as described in note 6, the Company has no financial instruments that have a materially different fair value than the respective instrument's carrying value.

Revenue:

   Revenue, which includes shipping and handling fees billed to customers, is recognized when the product is shipped to the customer.

Cash and Cash Equivalents:

   Cash and cash equivalents include cash on hand and investments with original maturities of less than three months.

Property, Plant and Equipment:

   The cost of property, plant and equipment is depreciated over the estimated useful lives of the assets using the straight-line method with lives ranging from three to twelve years for machinery and equipment and fifteen to forty years for buildings and improvements. Depreciation expense was $61,360, $54,964 and $50,257 for the years ended December 31, 2001, 2000 and 1999, respectively. The Company capitalizes interest as part of the cost of constructing major facilities and equipment.

Goodwill:

   Goodwill arising from acquisitions made by the Company is capitalized and amortized over periods of five to forty years. Accumulated goodwill amortization at December 31, 2001 and 2000 was $26,154 and $18,005, respectively.

Long-Lived Assets:

   Long-lived assets, including goodwill and other intangibles, are reviewed for impairment whenever conditions indicate that the carrying value of assets may not be fully recoverable. Such impairment tests are based on a comparison of the undiscounted cash flows prior to income taxes to the recorded value of the asset. If impairment is indicated, the asset value is written down to its fair market value or using discounted cash flows if the fair market value is not readily determinable.

Foreign Currency Translation:

   Assets and liabilities denominated in foreign currency are translated at current exchange rates and profit and loss accounts are translated at weighted average exchange rates. Resulting translation gains and losses are included as a separate component of stockholders' equity, as accumulated other comprehensive income or loss.

Use of Estimates:

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the years presented. Actual results could differ from those estimates.

Reclassifications:

   The accompanying consolidated financial statements for prior years contain certain reclassifications to conform with the presentation used in 2001. The consolidated operating results include the Company's B-Line Systems metal business (sold in 2000) as a discontinued operation.

Effect of New Accounting Standards:

   In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141) and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. Under SFAS 141, intangible assets should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so.

   With the issuance of SFAS 142, recorded goodwill and goodwill acquired in business combinations will no longer be systematically amortized against earnings over the estimated useful life. Goodwill recorded at June 30, 2001 is amortized until, but not after, December 31, 2001. Goodwill added after June 30, 2001, if any, is not amortized. Instead, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value based test, with any impairment charged to earnings at that time. Intangible assets with indefinite lives will not be amortized and will be subject to an assessment for impairment, similar to goodwill. Intangible assets with finite lives will be amortized accordingly. The Company's goodwill amortization is $8,352 ($.09 per share) for 2001 and would have been an equivalent amount in 2002, absent this change.

   In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement will be effective for the Company for the year ending December 31, 2003. The Company is currently evaluating the impact of SFAS 143 on its financial statements.

   In August 2001, the FASB also issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144, which supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", provides for a single accounting model for long-lived assets to be disposed of by sale. The main objective of this Statement is to resolve implementation issues related to SFAS 121 by clarifying certain of its provisions. This Statement will be effective for the Company for the year ending December 31, 2002. The Company is currently evaluating the impact of SFAS 144 on its financial statements.

NOTE 2: ALLOWANCE FOR DOUBTFUL ACCOUNTS

Changes in the allowance for doubtful accounts for the years ended December 31, 2001, 2000 and 1999 are as follows:

                                                                     2001           2000           1999
-------------------------------------------------------------------------------------------------------------
Balance, beginning of year                                          $ 5,550        $ 9,695        $ 6,473
Additions to reserves                                                 5,060          3,285         10,968
Deductions from reserves                                              4,434          7,430          7,746
-------------------------------------------------------------------------------------------------------------
Balance, end of year                                                $ 6,176        $ 5,550        $ 9,695
-------------------------------------------------------------------------------------------------------------

NOTE 3: INVENTORIES

The principal categories of inventories are:

                                                                                     December 31,
                                                                                2001             2000
------------------------------------------------------------------------------------------------------------
Finished goods                                                                $384,498         $367,283
Work in process                                                                 26,247           21,871
Raw materials                                                                   58,181           55,123
------------------------------------------------------------------------------------------------------------
Total                                                                         $468,926         $444,277
------------------------------------------------------------------------------------------------------------

   Inventories are valued at the lower of cost or market. Costs for certain domestic inventories (22% of total inventories at December 31, 2001) are determined using the last-in, first-out method. Costs for other inventories are based on actual costs using purchase price and costs to manufacture, which includes material, labor and overhead. If the cost of all chemical inventories had been determined using the above method, inventories would have been $1,513, $1,178, $1,627, and $3,161 higher than reported at December 31, 2001, 2000,
1999, and 1998, respectively.

NOTE 4: DISCONTINUED OPERATIONS

   The Company completed the sale of its B-Line Systems metal business in May 2000 for $430,389, resulting in a net gain of $171,067 after deducting taxes of $102,301.

   Operating results for the metal business prior to its sale are included in the Consolidated Statements of Income as net income from discontinued operations. Results for discontinued operations are as follows:

                                                                               Years ended December 31,
                                                                                2000             1999
------------------------------------------------------------------------------------------------------------
Net sales                                                                     $101,093         $252,587
------------------------------------------------------------------------------------------------------------
Income before income taxes                                                    $ 16,002         $ 37,563
Provision for income taxes                                                       5,921           13,898
------------------------------------------------------------------------------------------------------------
Net income                                                                    $ 10,081         $ 23,665
------------------------------------------------------------------------------------------------------------

NOTE 5: NOTES PAYABLE

   The Company has short term credit facilities totaling $300,000, consisting of a 364-day committed facility in the amount of $150,000 expiring on December 11, 2002, and a five-year committed facility in the amount of $150,000 expiring on December 11, 2006. These facilities were added in 2001 to provide back-up liquidity for a commercial paper program launched in January 2002. The facilities are provided by a syndicate of banks and replaced several bilateral credit facilities totaling $360,000. Borrowings under these facilities of $255,000 at a weighted average interest rate of 2.7% and $166,300 at a weighted average interest rate of 7.0% were outstanding at December 31, 2001 and 2000, respectively. The syndicated facilities contain financial covenants related to interest coverage and debt levels in relation to total capitalization. The Company is in full compliance with these covenants.

   The Company intends to renew these facilities as they expire. These facilities may be terminated by the lending banks only in the event of default by the Company. The facilities may be terminated prior to their expiration dates by the Company upon notice to the participating banks. Interest rates for these facilities are based on LIBOR or prime at the Company's option.

   Notes payable by international subsidiaries were $14,881 and $13,711 at December 31, 2001 and 2000, respectively. The notes are payable in local currencies with weighted average interest rates of 0.8% and 1.9% at December 31, 2001 and 2000, respectively.

NOTE 6: LONG-TERM DEBT
Long-term debt consists of the following:

                                                                                    December 31,

                                                                                  2001         2000

--------------------------------------------------------------------------------------------------------
7.687% Senior Notes, due September 12, 2010                                     $ 100,000    $ 100,000
5.16% Senior Notes, due November 20, 2006                                          75,000           --
Other                                                                               3,201          944
--------------------------------------------------------------------------------------------------------
Total                                                                             178,201      100,944
Less-Current maturities                                                              (501)         (98)
--------------------------------------------------------------------------------------------------------
                                                                                $ 177,700    $ 100,846
--------------------------------------------------------------------------------------------------------

   In November 2001, the Company issued $75,000 of 5.16% Senior Notes to several insurance companies. The Company, at its option, may redeem all or any portion of the Senior Notes by notice to the holder. The Senior Notes contain certain covenants that require the maintenance of net worth and restrict indebtedness. The Company is in full compliance with these covenants.

   Total interest expense incurred by the Company, net of amounts capitalized, was $18,161, $10,189 and $918 in 2001, 2000 and 1999, respectively.

   The fair value of long-term debt for the Company, including current maturities, was approximately $193,406 and $100,944 at December 31, 2001 and 2000, respectively, based upon a discounted cash flow analysis using current market interest rates.

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

   The principal forward currency exchange contracts are for the British pound, the Euro, Swiss franc, Japanese yen and Canadian dollar. These contracts are recorded at fair value and are included in other current assets. Resulting gains and losses are recorded in selling, general and administrative expenses and are partially or completely offset by changes in the value of related exposures. The duration of the contracts typically does not exceed six months. The counterparties to the contracts are large, reputable commercial banks and, accordingly, the Company expects all counterparties to meet their obligations.

   The notional amount of open forward exchange contracts at December 31, 2001 and 2000 was $178,569 and $284,218, respectively.

NOTE 8: LEASE COMMITMENTS

   The Company and its subsidiaries lease manufacturing, office and   2002                          $11,658
warehouse facilities and computer equipment under non-cancelable      2003                            8,560
operating leases expiring at various dates. Rent charged to           2004                            5,378
operations was $17,811, $15,602 and $13,764 in 2001, 2000 and 1999,   2005                            3,485
respectively. Minimum rental commitments for non-cancelable leases    2006                            2,672
in effect at December 31, 2001, are as follows:                       2007 and thereafter             7,396

NOTE 9: INCOME TAXES

   The provision for income taxes from continuing operations consists of the following:

                                                                                    2001        2000        1999
--------------------------------------------------------------------------------------------------------------------
Current:

        Federal                                                                  $ 39,058     $ 50,310     $ 34,110
        State                                                                       4,385        6,272        2,410
        International                                                              12,739       37,420       12,519
--------------------------------------------------------------------------------------------------------------------
             Total current                                                         56,182       94,002       49,039
--------------------------------------------------------------------------------------------------------------------
Deferred:

        Federal                                                                     2,381       (5,652)       6,320
        State                                                                         326         (691)         479
        International                                                               2,039      (23,800)        (726)
--------------------------------------------------------------------------------------------------------------------
             Total deferred                                                         4,746      (30,143)       6,073
--------------------------------------------------------------------------------------------------------------------
Provision for income taxes                                                       $ 60,928     $ 63,859     $ 55,112
--------------------------------------------------------------------------------------------------------------------
   A reconciliation of statutory and effective tax rates is as follows:

                                                                                     2001        2000          1999
--------------------------------------------------------------------------------------------------------------------
Statutory tax rate                                                                   35.0%        35.0%        35.0%
FSC benefits                                                                         (4.4)        (2.7)        (2.7)
State income taxes, net of federal benefits                                           2.1          1.6          1.1
Research and development credits                                                     (1.4)        (1.1)        (2.9)
International taxes                                                                   (.8)        (3.4)        (3.1)
Purchased in-process research and development                                           -           .7            -
Other, net                                                                            (.3)         1.4          (.3)
--------------------------------------------------------------------------------------------------------------------
Total effective tax rate on continuing operations                                    30.2%        31.5%        27.1%
--------------------------------------------------------------------------------------------------------------------

   The Company's Foreign Sales Corporation ("FSC") subsidiary is taxed at a lower effective tax rate on its income from U.S. export sales. The increase in the FSC benefit in 2001 results from prior year redeterminations. The FSC has been replaced by the Extraterritorial Income Exclusion (EIE) on the Company's U.S. export sales for 2002 and beyond. The EIE will lower the effective tax rate on income from U.S. export sales and produce approximately the same benefit as was provided by the FSC. Research and development credits are a benefit of the Company's commitment of resources to new and enhanced products. The international tax rate reduction in prior years results from the benefit from international restructurings.

   Deferred income tax provisions reflect the effect of temporary differences between financial statement and tax reporting of income and expense items. The net deferred tax asset at December 31, which is included in other assets in the consolidated balance sheets, results from the following temporary differences:

                                                                                  2001          2000
------------------------------------------------------------------------------------------------------------
Gross deferred assets:

        Inventories                                                              $ 25,774   $  25,564
        Pension and post-retirement benefit plans                                   6,767      10,201
------------------------------------------------------------------------------------------------------------
        Total                                                                      32,541      35,765
Gross deferred liabilities:

        Depreciation and amortization                                             (22,118)    (15,890)
        Other                                                                      (6,648)    (11,354)
------------------------------------------------------------------------------------------------------------
        Total                                                                     (28,766)    (27,244)
------------------------------------------------------------------------------- -----------------------------
Net deferred tax asset                                                           $  3,775   $   8,521
------------------------------------------------------------------------------------------------------------

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

NOTE 10: CONTINGENT LIABILITIES AND COMMITMENTS

   At December 31, 2001, there were no known contingent liabilities (including guarantees, pending litigation, taxes and other claims) that management believes will have a material effect on the Company's results of operations or financial position, nor were there any material commitments outside the normal course of business.

NOTE 11: COMMON STOCK

   The Company's deferred compensation plan provides for cash and common stock payments to certain key employees. Under this plan, a bonus pool is calculated by a formula based on the amount of increase in profitability. Bonus units are then awarded. Bonus units are distributed five years after being awarded in the form of one share of common stock for each bonus unit. In addition, the Company makes cash payments equal to the amount of Federal income taxes the employee would be required to pay for the receipt of such stock and cash at the highest marginal Federal income tax rate. During 2001, 2000 and 1999, 60,400, 7,800, and 28,700 shares of common stock, respectively, were issued under this plan. At December 31, 2001, 20,550 bonus units were awarded but not distributed. This plan permits the issuance of a maximum of 2,400,000 shares of the Company's common stock, of which 1,521,000 shares remain to be awarded.

   The Company has a Directors' Non-Qualified Share Option Plan. This plan permits the award of non-qualified stock options to purchase up to 400,000 shares of the Company's common stock to those members of the Board of Directors who are not employees of the Company. Under this plan, the seven non-employee Directors received an initial option to purchase 10,000 shares of common stock. Additional awards of options to purchase 2,000 shares are made to each eligible Director on the day after each annual shareholders' meeting. Options were granted in the amounts of 44,000, 14,000 and 14,000 shares for 2001, 2000 and 1999, respectively, at prices ranging from $28.625 to $46.92 per share. Options for 244,000 shares remain to be granted at December 31, 2001.

   The Company's Share Option Plan of 2000, which replaced the Share Option Plan of 1995, permits the granting of incentive stock options or non-qualified options to purchase up to 4,500,000 shares of the Company's common stock. Incentive stock options may not have an option price of less than the fair market value of the shares at the date of the grant. Options generally become exercisable one year following the grant date and expire ten years after the grant date. Options granted in 2001 and 2000 for 67,500 and 602,000 shares, respectively, become exercisable over a one to five year period. Options to purchase 3,136,250 shares of the Company's common stock under this plan remained to be granted at December 31, 2001.

   Options granted under the 1995 Plan in 2000 and 1999 to purchase 31,000, and 312,000 shares, respectively, become exercisable over one to five years.

   The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 2001, 2000 and 1999 consistent with the provisions of this Statement, the Company's net income and net income per share would have been as follows:

                                                2001         2000        1999
------------------------------------------------------- ----------- ------------
Pro-forma net income                          $139,447    $302,930    $164,326
Net income per share - Basic                   $  1.87     $  3.63     $  1.63
Net income per share - Diluted                 $  1.85     $  3.62     $  1.63

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2001: dividend yield of .85%, expected volatility of 30.4%, risk-free interest rate of 4.78% and expected life based on historical exercise periods of 6.5 years. The weighted-average assumptions for 2000 and 1999 are as follows: dividend yields of .91% and .86%, expected volatility of 47.1% and 24.2%, risk-free interest rates of 5.14% and 6.69% and expected life based on historical exercise of 6.3 and 6.0 years.

   The following table summarizes information about stock options outstanding at December 31, 2001:

                                                     Options Outstanding                       Options Exercisable
                                -----------------------------------------------------------------------------------------
                                       Number           Wtd. Avg.        Wtd. Avg.         Number          Wtd.Avg.
                                    Outstanding         Remaining         Exercise        Exercisable       Exercise
 Range of Exercise Prices           at 12/31/01      Contractual Life      Price          at 12/31/01        Price
-------------------------------------------------------------------------------------------------------------------------
$18.125 to $24.00                       217,417         34.4 months         $18.73             217,417        $18.73
$ 25.50 to $31.25                     1,194,541         69.9 months          27.03           1,066,241         26.93
$ 31.75 to $36.00                       572,025         70.8 months          35.49             572,025         35.49
$ 36.50 to $49.00                     1,581,200        102.5 months          37.20           1,471,700         36.85
-------------------------------------------------------------------------------------------------------------------------
                                      3,565,183         82.3 months         $32.39           3,327,383        $32.08
-------------------------------------------------------------------------------------------------------------------------

   A summary of the combined activity and balances for the Company's stock options for all plans as of December 31, 2001, 2000 and 1999 and changes during the years ended on those dates is as follows:

                                                                 2001                        2000                       1999
------------------------------------------------------------------------------------------------------------------------------------
                                                                     Wtd. Avg.                 Wtd. Avg.                Wtd. Avg.
                                                                     Exercise                  Exercise                  Exercise
                                                      Shares          Price        Shares       Price      Shares          Price
                                               -------------------------------------------------------------------------------------
Options outstanding, beginning of year              4,363,121        $31.44     3,898,011       $28.67    3,242,257        $29.05
Options granted                                       111,500         41.61     1,341,250        36.20    1,240,000         27.16
Options exercised                                    (818,188)        29.43      (855,140)       26.10     (253,114)        23.47
Options cancelled                                     (91,250)        35.32       (21,000)       38.62     (331,132)        32.70
----------------------------------------------------------------------------------------------------------------------------------
Options outstanding, end of year                    3,565,183        $32.39     4,363,121       $31.44    3,898,011        $28.67
----------------------------------------------------------------------------------------------------------------------------------
Options exercisable at year-end                     3,327,383        $32.08     3,021,871       $29.33    2,691,511        $29.35
Weighted average fair value of options granted
during the year                                               $15.47                      $17.66                     $9.69

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

                                     2001            2000             1999
--------------------------------------------------------------------------------
Scientific Research                $655,105         $613,420        $608,688
Biotechnology                       240,163          220,969         198,934
Fine Chemicals                      207,570          189,497         171,443
Diagnostics                          76,609           72,384          82,114
------ -------------------------------------------------------------------------
       Total                     $1,179,447       $1,096,270      $1,061,179
------ -------------------------------------------------------------------------

   The United States sales to unaffiliated customers presented in the summary below include sales to international markets as follows:

                         Year            Amount             Year             Amount            Year              Amount
                         ----            ------             ----             ------            ----              ------
                         2001            $40,249            2000             $32,420           1999             $35,959
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 2001                2000                1999
------------------------------------------------------------------------------------------------------------------------------------
Net sales to unaffiliated customers:
       United States                                                         $  604,545          $  547,288          $  518,468
       International                                                            574,902             548,982             542,711
Net intercompany sales between geographic areas:
       United States                                                            239,464             230,421             219,432
       International                                                             53,102              49,596              41,796
       Eliminations                                                            (292,566)           (280,017)           (261,228)
------------------------------------------------------------------------------------------------------------------------------------
           Total                                                             $1,179,447          $1,096,270          $1,061,179
------------------------------------------------------------------------------------------------------------------------------------
Income before provision for income taxes:
       United States                                                         $  155,446          $  168,062          $  164,603
       International                                                             45,877              33,441              40,261
       Eliminations                                                                 310               1,406              (1,147)
------------------------------------------------------------------------------------------------------------------------------------
           Total                                                             $  201,633          $  202,909          $  203,717
------------------------------------------------------------------------------------------------------------------------------------
Long-lived assets at December 31:
       United States                                                         $  404,993          $  333,402          $  329,083
       International                                                            167,556             165,666             162,279
       Net long-lived assets of discontinued operations                              --                  --              66,187
------------------------------------------------------------------------------------------------------------------------------------
           Total                                                             $  572,549          $  499,068          $  557,549
------------------------------------------------------------------------------------------------------------------------------------

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

NOTE 14: PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

   The Company maintains several retirement plans covering substantially all U.S. employees and employees of certain international subsidiaries. Pension benefits are generally based on years of service and compensation. The Company also maintains post-retirement medical benefit plans covering most of its U.S. employees. Benefits are subject to deductibles, co-payment provisions and coordination with benefits available under Medicare. The Company may amend the plans periodically.

   The following chart summarizes the balance sheet impact, as well as the benefit obligations, assets, funded status and rate assumptions associated with the pension and post-retirement medical benefit plans.

                                                                         Pension Plans
                                                   -----------------------------------------------------------       Post-Retirement
                                                                                                                     Medical Benefit
                                                           United States                 International                   Plans
                                                   -----------------------------------------------------------     -----------------
                                                       2001            2000           2001           2000            2001       2000
------------------------------------------------------------------------------------------------------------------------------------
Reconciliation of funded status of the plans and the amounts included in the Company's Consolidated Balance Sheets:
Change in benefit obligations
        Beginning obligations                        $57,086         $58,780        $56,991       $52,152      $ 37,908    $ 36,903
        Service cost                                   2,858           2,728          3,034         2,623         1,582       1,373
        Interest cost                                  4,129           4,850          2,932         2,851         2,787       2,808
        Plan participant contributions                    --              --          1,277         1,208            --          --
        Amendments/New plans                              --              --            667            --            --          --
        Foreign currency exchange rate changes            --              --         (1,601)       (1,641)           --          --
        Actuarial (gains)/losses                         (63)          5,370          3,513         1,300         2,650         707
        Effect of curtailment - B-Line
        participants                                      --          (1,235)            --            --            --      (2,386)
        Effect of settlement - B-Line
        participants                                      --          (7,230)            --            --            --          --
        Benefits paid                                 (5,630)         (6,177)        (5,424)       (1,502)       (1,640)     (1,497)
------------------------------------------------------------------------------------------------------------------------------------
        Ending obligations                           $58,380         $57,086        $61,389       $56,991      $ 43,287    $ 37,908
------------------------------------------------------------------------------------------------------------------------------------
Changes in plans' assets

        Beginning fair value                         $71,133         $84,551        $63,500       $60,959      $     --    $     --
        Actual return on plans' assets                (5,031)         (1,011)           590         2,863            --          --
        Foreign currency exchange rate changes            --              --         (1,742)       (2,033)           --          --
        Employer contributions                         9,923           1,000          2,427         2,005         1,640       1,497
        Plan participant contributions                    --              --          1,277         1,208            --          --
        Effect of settlement - B-Line
        participants                                      --          (7,230)            --            --            --          --
        Benefits paid                                 (5,630)         (6,177)        (5,424)       (1,502)       (1,640)     (1,497)
------- ----------------------------------------------------------------------------------------------------------------------------
        Ending fair value                            $70,395         $71,133        $60,628       $63,500      $     --    $     --
------------------------------------------------------------------------------------------------------------------------------------
Balance sheet amount

        Funded status                                $12,015         $14,047        $  (761)      $  6,509     $(43,287)   $(37,908)
        Unrecognized net actuarial (gains)
        losses                                        11,644             111          3,924        (3,022)       (2,130)     (4,836)
        Unrecognized prior service cost                5,408           6,014          1,962         1,540            --          --
        Unrecognized net transition asset               (241)           (322)           (38)          (78)           --          --
        Additional liability                              --              --           (612)           --            --          --
------- ----------------------------------------------------------------------------------------------------------------------------
        Net balance sheet asset/(liability)          $28,826         $19,850        $ 4,475       $ 4,949      $(45,417)   $(42,744)
------- ----------------------------------------------------------------------------------------------------------------------------
Weighted average assumptions as of December 31

        Discount rate                                   7.00%           7.50%          5.40%         5.40%         7.00%       7.50%
        Expected return on plan assets                  9.50%           9.50%          6.70%         6.90%          n/a         n/a
        Compensation rate increase                      4.50%           5.00%          4.20%         4.40%          n/a         n/a

The components of the net periodic benefit costs are as follows:

                                                           Pension Plans                                      Post-Retirement
                                ---------------------------------- ----------------------------------            Medical
                                           United States                      International                   Benefit Plans
                                ---------------------------------- ---------------------------------- ------------------------------
                                   2001        2000        1999        2001        2000       1999       2001       2000      1999
----------------------------------------------------------------------------------------------------- ------------------------------
Service cost                      $ 2,858     $ 2,728     $ 3,634     $ 3,034     $ 2,623    $ 2,532     $1,582    $1,373    $1,908
Interest cost                       4,129       4,850       4,188       2,932       2,851      2,561      2,787     2,808     2,787
Expected return on plan assets     (6,565)     (7,410)     (6,680)     (3,943)     (4,281)    (3,823)        --        --        --
Plan settlement and curtailment        --         250          --          --          --         --         --        --        --
Amortization                          525         479         699         131         (57)       (12)       (55)     (193)       --
----------------------------------------------------------------------------------------------------- ------------------------------
Net periodic benefit cost         $   947     $   897     $ 1,841     $ 2,154     $ 1,136    $ 1,258     $4,314    $3,988    $4,695
----------------------------------------------------------------------------------------------------- ------------------------------

   Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement medical benefit plans. Medical costs were assumed to increase at an annual rate of 8.0% in 2001, decreasing ratably to a growth rate of 5.0% in 2004 and remaining at 5.0% per year thereafter. The effects of a one-percentage point decrease in the assumed health care cost trend rates on the aggregate service and interest cost components and on the post-retirement benefit obligations are decreases of $210 and $1,620, respectively. The effects of a one-percentage point increase on the aggregate service and interest cost components and on the post-retirement benefit obligations are increases of $230 and $1,760, respectively. Benefits are funded as claims are paid.

   The Company's 401(k) retirement savings plan provides retirement benefits to eligible U.S. employees in addition to those provided by the pension plan. The plan permits participants to voluntarily defer up to 15% of their compensation, subject to Internal Revenue Code limitations. The Company also contributes a fixed amount per year to the account of each eligible employee plus a percentage of the employee's salary deferral. The Company's policy is to fully fund this plan. The cost for this plan was $5,553, $5,393 and $5,831 for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTE 15: EARNINGS PER SHARE

   A reconciliation of basic and diluted earnings per share, together with the related shares outstanding is as follows:

                                                                            2001                   2000                   1999
--------- --------------------------------------------------------- ---------------------- ---------------------- ------------------
Net income available to common shareholders
          Net income from continuing operations                            $140,705               $139,050               $148,605
          Net income from discontinued operations                                --                 10,081                 23,665
          Gain on sale of discontinued operations, net of taxes                  --                171,067                     --
------------------------------------------------------------------- ---------------------- ---------------------- ------------------
          Net income                                                       $140,705               $320,198               $172,270
------------------------------------------------------------------- ---------------------- ---------------------- ------------------
Weighted average shares
          Basic shares                                                       74,559                 83,345                100,672
          Effect of dilutive securities - options outstanding                   616                    240                    312
------------------------------------------------------------------- ---------------------- ---------------------- ------------------
          Diluted shares                                                     75,175                 83,585                100,984
------------------------------------------------------------------------------------------------------------------------------------
Net income per share - Basic
          Net income from continuing operations                            $   1.89               $   1.67               $   1.47
          Net income from discontinued operations                                --                    .12                    .24
          Gain on sale of discontinued operations, net of taxes                  --                   2.05                     --
------------------------------------------------------------------- ---------------------- ---------------------- ------------------
          Net income                                                       $   1.89               $   3.84               $   1.71
------------------------------------------------------------------------------------------------------------------------------------
Net income per share - Diluted
          Net income from continuing operations                            $   1.87               $   1.66               $   1.47
          Net income from discontinued operations                                --                    .12                    .24
          Gain on sale of discontinued operations, net of taxes                  --                   2.05                     --
------------------------------------------------------------------- ---------------------- ---------------------- ------------------
          Net income                                                       $   1.87               $   3.83               $   1.71
------------------------------------------------------------------- ---------------------- ---------------------- ------------------

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

   The Rights generally will be exercisable only after the close of business on the tenth business day following the date of a public announcement or the date on which the Company first has notice or determines that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, 15% or more of the outstanding shares of voting stock of the Company without the prior express written consent of the Company, or the close of business on the tenth business day following the commencement of a tender offer or exchange offer, without the prior written consent of the Company, by a person which, upon consummation, would result in such party's control of 15% or more of the Company's voting stock.

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

NOTE 17: ACQUISITIONS

On February 16, 2001, the Company acquired the stock of Isotec, Inc., a leading producer and supplier of stable isotopes and isotopically labeled compounds used in life science research, medical diagnostics and PET imaging applications. The purchase price was approximately $37,200.

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

In July 2000, the Company acquired the stock of First Medical, Inc. First Medical has developed a rapid immunoassay system that provides results to diagnose acute myocardial infarction. The initial investment was approximately $15,000, with additional payments required if certain contingent sales and income growth targets are met through 2005.

In May 2000, the Company acquired the stock of ARK Scientific GmbH for approximately $2,000.

In March 1999, the Company acquired the remaining 25% interest in Riedel-de
Haen.

The above transactions have been accounted for using the purchase method of accounting and accordingly are included in the Company's consolidated financial statements from the date of acquisition. The acquisitions were immaterial for proforma presentation requirements.

NOTE 18: PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT

One-time pretax charges for purchased in-process research and development (IPR&D) from the acquisition of Isotec, Inc. amounted to $1,200 in 2001 and charges for Amelung GmbH and First Medical, Inc. totaled $6,700 in 2000. IPR&D represents the value assigned to research and development projects of the acquired businesses that had commenced but had not yet been completed at the date of acquisition.

It is the Company's belief that the projects in process were currently not technologically feasible and the projects had no alternative future use for the Company and accordingly the amount of purchase price assigned to these projects was immediately written off to the income statement. The method used to determine the value of IPR&D was a net present value cash flow method.

NOTE 19: SHARE REPURCHASES

At December 31, 2001, the Company had repurchased approximately 29.7 million shares of an authorized 35 million shares. The shares were acquired at an average purchase price of $32.10. Additional purchases through February 12, 2002 brought the total shares repurchased to approximately 29.8 million.

As of February 12, 2002, approximately 5.2 million shares remained available under the repurchase program. The Company expects to continue share repurchases to acquire the remaining shares, but the timing and number of shares repurchased will depend upon market conditions and other factors.

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

   The Audit Committee of the Board of Directors meets regularly with management, internal auditors and our independent public accountants to review accounting, auditing and financial matters. Our Audit Committee is composed of only outside, non-employee Directors. To ensure complete independence, the Audit Committee, internal auditors and the independent accountants have free access to each other with or without management being present, to discuss the results of their examinations and their opinions on the adequacy of internal controls and the quality of financial reporting.

   /s/David R. Harvey                   /s/Michael R. Hogan
      Chairman, President and              Chief Administrative Officer,
      Chief Executive Officer              Chief Financial Officer and Secretary

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
To Sigma-Aldrich Corporation:

   We have audited the accompanying consolidated balance sheets of Sigma-Aldrich Corporation (a Delaware Corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sigma-Aldrich Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP
St. Louis, Missouri
February 12, 2002

                             Selected Financial Data
                                   (Unaudited)

Common Stock Data (per share):
------------------------------------------------------------------------------------------------------------------------------------
                                           2001 Price Range                  2000 Price Range                    Dividends
------------------------------------------------------------------------------------------------------------------------------------
                                        High              Low              High             Low             2001           2000
------------------------------------------------------------------------------------------------------------------------------------
First Quarter                           $50.21           $37.09            $35.25          $20.19          $.0825         $.0775
Second Quarter                           51.20            38.47             36.25           25.50           .0825          .0775
Third Quarter                            47.23            38.38             34.13           25.38           .0825          .0775
Fourth Quarter                           47.65            36.17             40.88           31.81           .0850          .0825

   The common stock is traded on the National Market System ("NMS") of the National Association of Securities Dealers Automated Quotation System ("NASDAQ"). The trading symbol is SIAL. Options in the Company's common stock are traded on the Chicago Board Options Exchange. On March 8, 2002, there were 1,214 record holders of the Company's common stock.

   Annual Financial Data (in millions, except per share data):
----- ------------------------------------------------------------------------------------------------------------------------------
                                                                       2001         2000         1999         1998         1997
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                              $1,179.4     $1,096.3     $1,061.2     $  986.2     $  919.4
Net income from continuing operations                                     140.7        139.1        148.6        144.8        142.7
Per share:
      Net income from continuing operations - Basic                        1.89         1.67         1.47         1.44         1.43
      Net income from continuing operations - Diluted                      1.87         1.66         1.47         1.43         1.39
      Dividends                                                           .3325        .3150        .2950        .2825        .2575
Total assets                                                            1,439.8      1,347.7      1,432.0      1,416.7      1,226.2
Long-term debt                                                            177.7        100.8           .2           .4           .6

   Quarterly Financial Data (in millions, except per share data):
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          2001 Quarter Ended
                                                                    ----------------------------------------------------------------
                                                                       March 31        June 30         Sept. 30        Dec. 31
                                                                    ----------------------------------------------------------------
Net sales                                                               $305.7          $293.7          $287.7          $292.3
Gross profit                                                             148.3           142.2           134.2           141.7
Net income from continuing operations                                     36.6            37.1            33.8            33.2
Net income per share from continuing operations - Basic                    .49             .49             .46             .45
Net income per share from continuing operations - Diluted                  .48             .49             .45             .45

------------------------------------------------------------------------------------------------------------------------------------
                                                                                           2000 Quarter Ended
                                                                     ---------------------------------------------------------------
                                                                        March 31        June 30         Sept. 30        Dec. 31
                                                                     ---------------------------------------------------------------
Net sales                                                                $290.1          $273.8          $269.8          $262.6
Gross profit                                                              143.0           134.9           130.6           123.4
Net income from continuing operations                                      41.7            37.8            27.9            31.7
Net income per share from continuing operations - Basic                     .45             .45             .35             .41
Net income per share from continuing operations - Diluted                   .45             .45             .35             .41