Form 10-K, Exhibit 13
period 2002-12-31
SIGMA ALDRICH CORP
filed 2003-03-26
CIK 90185

                      Management's Discussion and Analysis

        The following should be read in conjunction with the consolidated financial statements and related notes.

INTRODUCTION

     The net income summaries below present the results of our operations before and after goodwill amortization and unusual items affecting our business. These summaries show the impact goodwill amortization and unusual items had on our net income and basic and diluted net income per share. Due to the discontinuance of the Diagnostics business in 2002 and the sale of the metal business in 2000, we present results separately for our continuing and discontinued operations.


                                                                                                               Net Income
                                                                                                              (in millions)
Years Ended December 31                                                                                2002         2001      2000
Net income from continuing operations before goodwill amortization and unusual items                 $ 168.8       $158.6    $154.3
   Goodwill amortization for continuing operations                                                         -         (5.0)     (4.2)
                                                                                                     -------       ------    ------
Net income from continuing operations before unusual items                                             168.8        153.6     150.1
                                                                                                     -------       ------    ------
   Department of Commerce settlement                                                                    (1.8)           -         -
   Gain on sale of Milwaukee facility                                                                   18.1            -         -
   One-time international tax benefit                                                                    1.6            -         -
   Purchased in-process research & development                                                             -          (.8)        -
                                                                                                     -------       ------    ------
      Total unusual items                                                                               17.9          (.8)        -
                                                                                                     -------       ------    ------
Net income from continuing operations after unusual items                                              186.7        152.8     150.1
Net loss from operations of discontinued business -- Diagnostics                                        (3.7)       (12.1)    (11.1)
Net income from operations of discontinued business -- metal                                               -            -      10.1
Net (loss) gain on disposition of discontinued operations                                              (52.3)           -     171.1
                                                                                                     -------       ------    ------
Net income                                                                                           $ 130.7       $140.7    $320.2
                                                                                                     =======       ======    ======

                                                                                                     Net Income Per Share -- Basic
                                                                                                       2002         2001      2000
-----------------------------------------------------------------------------------------------------------------------------------
Net income from continuing operations before goodwill amortization and unusual items                 $  2.32       $ 2.13    $ 1.85
   Goodwill amortization for continuing operations                                                         -         (.07)     (.05)
                                                                                                     -------       ------    ------
Net income from continuing operations before unusual items                                              2.32         2.06      1.80
                                                                                                     -------       ------    ------
   Department of Commerce settlement                                                                    (.02)           -         -
   Gain on sale of Milwaukee facility                                                                    .25            -         -
   One-time international tax benefit                                                                    .02            -         -
   Purchased in-process research & development                                                             -         (.01)        -
                                                                                                     -------       ------    ------
      Total unusual items                                                                                .25         (.01)        -
                                                                                                     -------       ------    ------
Net income from continuing operations after unusual items                                               2.57         2.05      1.80
Net loss from operations of discontinued business -- Diagnostics                                        (.05)        (.16)     (.13)
Net income from operations of discontinued business -- metal                                               -            -       .12
Net (loss) gain on disposition of discontinued operations                                               (.72)           -      2.05
                                                                                                     -------       ------    ------
Net income                                                                                           $  1.80       $ 1.89    $ 3.84
                                                                                                     =======       ======    ======


                                                                                                    Net Income Per Share -- Diluted
                                                                                                       2002         2001      2000
-----------------------------------------------------------------------------------------------------------------------------------
Net income from continuing operations before goodwill amortization and unusual items                 $  2.30       $ 2.11    $ 1.85
   Goodwill amortization for continuing operations                                                         -         (.07)     (.05)
                                                                                                     -------       ------    ------
Net income from continuing operations before unusual items                                              2.30         2.04      1.80
                                                                                                     -------       ------    ------
   Department of Commerce settlement                                                                    (.02)           -         -
   Gain on sale of Milwaukee facility                                                                    .24            -         -
   One-time international tax benefit                                                                    .02            -         -
   Purchased in-process research & development                                                             -         (.01)        -
                                                                                                     -------       ------    ------
      Total unusual items                                                                                .24         (.01)        -
                                                                                                     -------       ------    ------
Net income from continuing operations after unusual items                                               2.54         2.03      1.80
Net loss from operations of discontinued business -- Diagnostics                                        (.05)        (.16)     (.14)
Net income from operations of discontinued business -- metal                                               -            -       .12
Net (loss) gain on disposition of discontinued operations                                               (.71)           -      2.05
                                                                                                     -------       ------    ------
Net income                                                                                           $  1.78       $ 1.87    $ 3.83
                                                                                                     =======       ======    ======

                     ($ In Millions, Except Per Share Data)

        The following should be read in conjunction with the consolidated financial statements and related notes.

HIGHLIGHTS

     Net income from continuing operations in 2002 increased 22.2% to $186.7 from $152.8. The net income increase in 2002 included a gain on the sale of a major production facility in Milwaukee of $18.1 and a one-time international tax benefit of $1.6 offset by a charge incurred in a settlement with the Department of Commerce of $1.8. Net income from continuing operations before these unusual items was $168.8 compared to $158.6 in 2001, excluding goodwill amortization and a one-time charge for purchased in-process research and development in 2001. This increase in net income resulted from sales growth, process improvement savings and lower interest costs. Net income from continuing operations in 2001 increased 1.8% to $152.8 from $150.1 in 2000.

     Diluted earnings per share from continuing operations for 2002 is $2.54 compared to $2.03 in 2001. Diluted earnings per share in 2002 benefited from a $.24 gain on the sale of a Milwaukee facility and a one-time international tax benefit of $.02, which was offset by a $.02 Department of Commerce settlement. Diluted earnings per share before these unusual items for 2002 increased 9.0% to $2.30 from $2.11 in 2001, excluding goodwill amortization and a one-time charge for purchased in-process research and development in 2001. Diluted earnings per share from continuing operations in 2001 was $2.03 compared to $1.80 for 2000.

     The discontinuance of the Diagnostics business in 2002 reduced diluted earnings per share by $.76, including the one-time charge of $52.3.

ITEMS AFFECTING COMPARABILITY OF RESULTS

The following items affect the comparability of our results:

.. On April 23, 2002, the Company announced its decision to sell substantially all the assets of its Diagnostics business and continue to supply customers under contract while seeking to transfer these commitments to other vendors as it seeks to discontinue this business. The operations of the Diagnostics business are accounted for as discontinued operations, and accordingly, operating results, including cash flows, and related assets and liabilities, are segregated in the accompanying consolidated financial statements.
..  On February 16, 2001, the Company purchased Isotec, Inc.
..  On May 26, 2000, the Company purchased ARK Scientific GmbH.
.. On May 1, 2000, the sale of B-Line Systems was completed. The metal operations are accounted for as discontinued operations, and accordingly, operating results, including cash flows, are segregated in the accompanying Consolidated Statements of Income and Cash Flows.
.. At December 31, 2002, 2001 and 2000, the Company had repurchased 32.2 million, 29.7 million and 25.6 million of its outstanding shares, respectively.

CRITICAL ACCOUNTING POLICIES

     The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to use judgment in making estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the years presented. Actual results could differ from those estimates under different assumptions or conditions.

     The following accounting policies are based on, among other things, judgments and assumptions made by management that include inherent risks and uncertainties. Management's estimates are based on the relevant information available at the end of each period.

Inventories

     Inventories are valued at the lower of cost or market. The Company regularly reviews inventories on hand and records a provision for slow-moving and obsolete inventory, inventory not meeting quality standards and inventory subject to expiration. The provision for slow-moving and obsolete inventory is based on current estimates of future product demand, market conditions and related management initiatives. Any significant unanticipated changes in future product demand or market conditions that vary from current expectations could have an impact on the value of inventories.

Long-Lived Assets

     Long-lived assets, including intangibles with definite lives, are amortized over their expected useful lives. Goodwill and other intangibles with indefinite lives are no longer systematically amortized against earnings. Goodwill and other intangibles with indefinite lives are assessed annually for impairment and whenever events or changes in business conditions indicate that the carrying amount of an asset may not be fully recoverable. If impairment is indicated, the asset value is written down to its fair market value.

Pension and Other Post-Retirement Benefits

     The determination of the obligation and expense for pension and other post-retirement benefits is dependent on the Company's selection of certain assumptions used by actuaries to calculate such amounts. Those assumptions are described in Note 14 to the consolidated financial statements and include, among others, the discount rate, expected return on plan assets and rates of increase in compensation and health care costs. In accordance with generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over future periods and therefore, generally affect the recognized expense and recorded obligation in such future periods. While the Company believes that the assumptions are appropriate, significant differences in actual experience or significant changes in the assumptions may materially affect the Company's pension and other post-retirement obligations and the Company's future expense. A 1% change in the expected return on plan assets for the U.S. pension plan would have a $0.6 impact on the Company's pension expense.

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

OPERATING RESULTS FROM CONTINUING OPERATIONS

Sales

     Sales increased 8.3%, 7.7% and 4.5% in 2002, 2001 and 2000, respectively. The sales growth is primarily attributed to price increases, the annual addition of new products and volume gains driven by improved service, enhanced web site capabilities and sales and marketing activities. Price increases for products listed in the sales catalogs averaged 4.2%, 4.6% and 3.8% in 2002, 2001 and 2000, respectively. New product sales, while not material in the year introduced, do contribute to sales growth in subsequent years. The acquisition of Isotec, Inc. contributed 1.3% to growth in 2001. The effect of translating foreign currency sales into U.S. dollars increased the 2002 sales growth by 1.4%, while it reduced the 2001 and 2000 sales growth by 3.0% and 4.3%, respectively.

     Currency adjusted sales growth in Scientific Research, Biotechnology and Fine Chemicals for 2002 was 5.4%, 11.2% and 6.5%, respectively. After achieving targeted, internal currency adjusted sales growth goals of 8.0% in Scientific Research and 12.0% for both Biotechnology and Fine Chemicals in 2001 and continuing at above market growth rates early in 2002, economic uncertainties and lower demand from pharmaceutical and other commercial customers slowed growth late in 2002. Scientific Research sales growth in 2002 continued to benefit from pricing gains and sales strength in the Company's International markets. Biotechnology experienced price increases of 3.0% and maintained strong sales to Europe and other International customers throughout 2002. Fine Chemicals achieved double-digit growth in the Company's International markets, which was offset by weaker demand for custom orders from U.S. pharmaceutical customers in 2002.

     Scientific Research currency adjusted sales growth was 10.0% in 2001, including benefits of 2.1% from the Isotec acquisition. An internal (currency adjusted) gain of 7.9% for 2001 continued to exceed market rates, benefiting from pricing gains and strong growth in the Company's International markets. Biotechnology sales gains met growth expectations for the year, with an increase of 12.2% in 2001, excluding currency impacts. The currency adjusted sales gain in Fine Chemicals of 11.5% for 2001 was also in line with growth expectations.

     A summary of reported and currency adjusted sales growth is as follows:

                              Reported Sales Growth
                             Years Ended December 31,
------------------------------------------------------
                            2002       2001      2000
------------------------------------------------------
Scientific Research          6.9%       6.9%      0.8%
Biotechnology               12.4%       8.7%     11.1%
Fine Chemicals               8.1%       9.5%     10.5%
  Total                      8.3%       7.7%      4.5%

                           Currency Adjusted Sales Growth
                              Years Ended December 31,
------------------------------------------------------
                            2002       2001      2000
------------------------------------------------------
Scientific Research          5.4%      10.0%      5.2%
Biotechnology               11.2%      12.2%     14.2%
Fine Chemicals               6.5%      11.5%     15.4%
  Total                      6.9%      10.7%      8.8%

     Excluding currency impacts, international direct sales increased 9.7%, 10.6% and 10.2% in 2002, 2001 and 2000, respectively.

Cost of Products Sold

     Cost of Products Sold was 49.1%, 47.8% and 47.7% of net sales in 2002, 2001 and 2000, respectively. The decrease in the gross profit rate in 2002 reflects increased growth in lower margin product lines, higher levels of inventory write-offs, increases in insurance rates (experienced by many companies due to market conditions) and increased employee benefit costs.

     There was only a slight decrease in the gross profit rate in 2001 compared to 2000. Overall, the cost of products sold increased 11.3% and 7.8% compared to a sales increase of 8.3% and 7.7% in 2002 and 2001, respectively.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses were 26.3%, 27.6% and 27.5% of sales in 2002, 2001, and 2000, respectively. Excluding unusual items and goodwill amortization, selling, general and administrative expenses were 26.2% of sales in 2002, and 27.0% in both 2001 and 2000. In 2002, selling, general and administrative expenses as a percent of sales decreased 0.8% (excluding unusual items and goodwill amortization) as the impact of process improvement savings and the leverage of fixed costs against a higher sales base more than offset increases in insurance and employee benefit costs. In 2001, selling, general and administrative expenses as a percent of sales were comparable to 2000.

Research and Development Expenses

     Research and development expenses were 3.4% of sales in 2002 and 2001, and 3.1% in 2000. The research and development expenses relate primarily to efforts to add new manufactured products. All manufactured products currently account for approximately 55% of total sales. The majority of these expenses had been included in Cost of Products Sold in previously issued Consolidated Statements of Income.

Interest Expense, Net

     Net interest expense reduced pretax earnings by $13.8, $16.5 and $6.6 in 2002, 2001 and 2000, respectively. The decrease in net interest expense in 2002 resulted from interest rate reductions and lower short-term borrowing levels due to reduced tax payments, significantly lower capital expenditures and benefits from working capital management initiatives in 2002. The increase in net interest expense in 2001 resulted from borrowings for acquisitions and share repurchases.

Income Taxes

     Income taxes, which include federal, state and international taxes were 31.4%, 30.3% and 31.0% of pretax income from continuing operations in 2002, 2001 and 2000, respectively. The increase in the income tax rate in 2002 is a result of the non-deductibility of the Commerce Department settlement and a higher incremental tax rate on the Milwaukee property sale, offset by the one-time international tax benefit. The reduction in the income tax rate in 2001 is a result of an increase in the Foreign Sales Corporation (FSC) benefit, partially offset by an increase in international taxes.

                     ($ In Millions, Except Per Share Data)

        The following should be read in conjunction with the consolidated financial statements and related notes.

OPERATING RESULTS FROM CONTINUING OPERATIONS (continued)

Accounting Changes

     Recently enacted accounting standards resulted in the elimination of goodwill amortization for all companies in 2002. The Company's goodwill amortization from continuing operations was $6.3 ($.07 per diluted share, after tax) for 2001 and $5.2 ($.05 per diluted share, after tax) for 2000.

     In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). The Company adopted the provisions of SFAS 144 for the year ending December 2002 as a result of the decision to discontinue the Diagnostics business. The effects of its decision and the implementation of this Statement is reflected in the Company's consolidated financial statements and discussed further in Note 5 to the consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's cash flows from operating, investing and financing activities for continuing operations, as reflected in the Consolidated Statements of Cash Flows, are summarized in the following table:

                                           Years Ended December 31,
-------------------------------------------------------------------------
                                     2002            2001           2000
-------------------------------------------------------------------------
Net cash provided by (used in):
Operating activities               $ 345.2         $ 165.9        $ 105.6
Investing activities                 (19.2)         (143.8)         323.9
Financing activities                (307.7)           (5.8)        (442.4)
-------------------------------------------------------------------------

Operating Activities

     The increase in net cash provided by operating activities in 2002 primarily resulted from increased net income from continuing operations, declines in inventory levels and accounts receivable and lower tax payments due to the tax benefit of the one-time charge related to discontinuing the Diagnostics business. Working capital management initiatives improved accounts receivable days sales outstanding by three days from year-end 2001, providing more than $19.0 in cash in 2002, while active inventory management programs reduced inventory levels by one month from year-end 2001, representing a reduction in quantities of $30.0 in 2002. The increase in net cash in 2001 primarily resulted from lower growth in inventories in 2001 compared to 2000 and reduced accounts receivable levels.

Investing Activities

     In 2002, cash used for investing activities related primarily to capital expenditures of $60.7, including capital spending for the Company's new Life Science and High Technology Center, a lab expansion in Switzerland, an expansion of the oligo production facility in Texas, an expansion of a production facility in Scotland and continuing investment in the SAP computer software system. Cash used for investing activities was offset by cash proceeds of $32.5 from the sale of the Milwaukee production facility. In 2001, cash used for investing activities related primarily to capital expenditures of $108.1 and the acquisition of Isotec, Inc. for $37.2. In 2000, the Company received cash proceeds of $430.4 from the sale of the B-Line Systems metal business, and used $64.9 for capital expenditures and $41.2 for the acquisitions of ARK Scientific GmbH, First Medical, Inc. and Amelung GmbH.

     During 2003, we anticipate capital spending to be roughly equal to the $60.0 expenditures for 2002.

Financing Activities

     In 2002, the Company used cash of $307.7 in financing activities for stock repurchases, payment of dividends and repayment of short-term debt. These cash outflows were offset by the exercise of stock options. Cash outflows totaled $25.2 and $125.1 for dividend payments and stock repurchases, respectively, in 2002 compared to dividends paid of $24.5 and $26.1 for 2001 and 2000, respectively, and stock repurchases of $173.9 and $700.5 for 2001 and 2000, respectively.

     At December 31, 2002, the Company had short-term credit facilities totaling $350, of which the total $350 was available at December 31, 2002. These facilities provide back-up liquidity for a commercial paper program launched in January 2002, at which time loans outstanding from the facilities were repaid with the commercial paper proceeds. In 2002, $180.5 of this short-term debt was repaid. During 2001 and 2000, the Company borrowed $91.4 and $159.4, respectively, on short-term debt to fund acquisitions, share repurchases and for general Corporate purposes.

     Long-term debt at December 31, 2002 was $176.8 compared to $177.7 in 2001. In 2001, the Company issued $75.0 of senior notes, payable in 2006 and other long-term debt of $1.9. Total debt as a percentage of total capitalization was 23.2% and 35.6% at December 31, 2002 and 2001, respectively.

     For a description of the Company's debt covenants, see Notes 6 and 7 to the consolidated financial statements.

 Share Repurchases

     At December 31, 2002 and December 31, 2001 the Company had repurchased a total of 32.2 million shares and 29.7 million shares, respectively, of an authorized repurchase of 35 million shares. There were 71.3 million shares outstanding as of December 31, 2002. Additional purchases through February 6, 2003 brought the total shares repurchased to approximately 32.4 million. The Company expects to acquire the remaining 2.6 million authorized shares, however, the timing of the repurchases and number of shares repurchased, if any, will depend upon market conditions and other factors.

Liquidity and Risk Management

     Liquidity risk refers to the risk that the Company might be unable to meet potential cash outflows promptly and cost effectively. Factors that could cause such risk to arise might be disruption to the securities market, downgrades in the Company's credit rating or the unavailability of funds. The primary funding source is the Company's commercial paper and long-term debt programs. The Company maintains committed bank lines of credit to support its commercial paper borrowings and local bank lines of credit to support international operations. Downgrades in the Company's credit rating or other limitations on the ability to access short-term financing, including the ability to refinance short-term debt as it becomes due, would increase interest costs and adversely affect profitability.

     Management believes that the Company's financial condition is such that internal and external resources are sufficient and available to satisfy the Company's present and future requirements for debt service, capital expenditures, acquisitions, dividends, share repurchases and working capital.

                     ($ In Millions, Except Per Share Data)

           The following should be read in conjunction with the consolidated financial statements and related notes.

ENVIRONMENTAL AND OTHER MATTERS

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

Other Matters

     The Company is involved in legal and regulatory proceedings generally incidental to its business, as described below:

  Export Matter Settlement

     On November 4, 2002, the Company, its wholly-owned subsidiary Research Biochemicals, Inc. ("RBI") and an intermediate subsidiary reached a formal agreement with the U.S. Department of Commerce (the "Department") to settle allegations that they had exported certain scientific research toxins without first obtaining requisite licenses from the Department. This matter was inherited through the Company's acquisition of the assets of Research Biochemicals Limited Partnership in April 1997 and was discovered and corrected in April 1998. RBI has since applied for and received licenses for all subsequent shipments of such toxins. RBI paid $1.8 to the Department in 2002 to dispose of this matter.

   Property Acquisition by Legal Authority

     In December 2002, the State of Wisconsin's Department of Transportation (WISDOT) acquired the Company's major production facility in Milwaukee as part of the State's overall project to reconstruct the Marquette Interchange section of that city's freeway system. In a separate agreement, WISDOT has agreed to permit the Company to lease and continue to operate that existing production facility through July 1, 2005, during which time the Company will design, construct and occupy replacement facilities adjacent to other local sites it currently owns.

     The Company received $32.5 in cash and recorded a one-time pretax gain of $29.3. The Company will reinvest the proceeds and additional funds from its ongoing capital budgets to construct replacement facilities over the next two-and-one-half years. Management expects productivity from the more modern and cost effective design of its new facilities to fully offset all incremental costs upon completion of the new facilities in mid-2005. While the Company believes that it will be able to avoid potential business interruptions by constructing and occupying fully-functional replacement facilities by mid-2005, any such interruptions could have a material adverse effect on the Company's business and results of operations.

  Insurance and Other Contingent Liabilities and Commitments

   The Company is a defendant in several lawsuits and claims related to the normal conduct of its business, including lawsuits and claims related to product liability and personal injury matters. The Company has self-insured retention limits and has obtained insurance to provide coverage above the self-insured limits for pending product liability and personal injury claims, subject to certain limits and exclusions. Reserves have been provided to cover expected payments for these self-insured amounts.

   As a result of the Company being named as one of several defendants in two groups of related lawsuits claiming personal injury from the use of certain categories of the Company's products, insurance carriers have, in recent years, limited or eliminated coverage related to the Company's sale of such products, as well as certain costs to defend the Company in these and similar matters.

   In one group of lawsuits and claims, the Company, as well as others engaged in manufacturing and distributing similar products, is a defendant in multiple claims alleging injuries from exposure to various chemicals by a limited number of employees of one electronics manufacturer. The Company has been dismissed from one of these claims, with payments made by the Company and/or its insurance carrier consisting entirely of legal fees to defend the Company's position.

     In the other group of lawsuits and claims, the Company provided a product used as a preservative in testing various vaccines, generally at pharmaceutical companies. The Company, together with other manufacturers and distributors offering the same product and several pharmaceutical companies, has been named as a defendant in 155 lawsuits through February 6, 2003. Several of these suits have been stayed by various state and federal courts pending a decision on coverage available under a Federal government relief program, which is not expected before July 2004.

     In all cases, the Company believes its products in question were restricted to research use and that proper information for safe use of the products was provided to the customer.

     The Company believes its reserves and insurance are sufficient to provide for claims received to date. While the outcome of the current claims cannot be predicted with certainty, the possible outcome of the claims is reviewed at least quarterly and reserves are adjusted as deemed appropriate based on information currently available. Based on current information available, the Company believes that the ultimate resolution of these matters will not have a material adverse effect on its consolidated financial condition but could have a material adverse effect on the Company's results of operations in any given quarter or year. However, future claims related to the use of these categories of products may not be covered by the Company's insurance program.

     The Company and its subsidiary, Sigma Chemical Company, Inc., are two of several defendants in a lawsuit filed October 23, 2002 in the United States District Court for the Southern District of New York. In the lawsuit, Enzo Biochem, Inc. and Enzo Life Sciences, Inc. ("Enzo") allege breach of contract, commercial torts and patent infringement with respect to the manufacture and/or sale of certain products by the Company. Enzo contends that these actions violate a distributorship agreement that allegedly existed between the Company and Enzo from January 5, 1996 until April 8, 2001. Enzo also alleges that the manufacture and/or sale of these products infringes one or more of nine patents owned by or licensed to Enzo. The complaint seeks actual and enhanced damages but does not specify the amount sought. The Company believes there are substantial legal defenses to the allegations contained in the complaint. Although the Company intends to vigorously defend these allegations, given the inherent uncertainty of litigation and the very early stage of the proceedings, it is unable to predict the ultimate resolution of this matter. Based on current information available, the Company believes that the ultimate resolution of this matter would not have a material adverse effect on its consolidated financial condition but could have a material adverse effect on the Company's results of operations in any given quarter or year.

     Except as noted above, at December 31, 2002, there were no other known contingent liabilities that management believes could have a material adverse effect on the Company's results of operations or financial condition, nor were there any material commitments outside the normal course of business.

                     ($ In Millions, Except Per Share Data)

             The following should be read in conjunction with the consolidated financial statements and related notes.

INFLATION

     Management recognizes that inflationary pressures may have an adverse effect on the Company through higher asset replacement costs and higher material costs. The Company tries to minimize these effects through cost reductions and productivity improvements as well as price increases to maintain reasonable profit margins. It is management's view, however, that inflation has not had a significant impact on operations in the three years ended December 31, 2002.

MARKET RISK SENSITIVE INSTRUMENTS AND POSITIONS

     The market risk inherent in the Company's financial instruments and positions represents the potential loss arising from adverse changes in interest rates and foreign currency exchange rates.

Interest Rates

     At December 31, 2002, the Company's outstanding debt represents 23.2% of total capitalization. Approximately 66% of the Company's outstanding debt at December 31, 2002 is at a fixed rate. Cash flows from operations and available credit facilities are sufficient to meet the working capital requirements of the Company. It is management's view that market risk or variable interest rate risk will not significantly impact the Company's results of operations.

Foreign Currency Exchange Rates

     The functional currency of the Company's foreign subsidiaries is generally the dominant currency in the respective country of residence of the subsidiary. The translation from the functional currency to the U.S. Dollar for revenues and expenses is based on the average exchange rate during the period. Large increases or decreases in the spread between currencies have affected and may continue to affect the Company's revenues, revenue growth rates, gross margins and net income.

     The Company transacts business in many parts of the world and is subject to risks associated with changing foreign currency exchange rates. The Company's objective is to minimize the impact of foreign currency exchange rate changes during the period of time between the original transaction date and its cash settlement. Accordingly, the Company uses forward exchange contracts to stabilize the value of certain receivables and payables denominated in foreign currencies. Most of the contracts are single currency. Gains and losses on these contracts, based on the difference in the contract rate and the spot rate at the end of each month for all contracts still in force, are typically offset either partially or completely by transaction gains and losses, with any net gains and losses included in selling, general and administrative expenses. The market risk of foreign currency rate changes represents the potential loss in fair value of net currency positions at year-end due to an adverse change in foreign currency exchange rates. The Company does not enter into foreign currency contracts for speculative trading purposes. The Company's policy is to manage the risks associated with existing receivables, payables and commitments.

     The market risk of the Company's foreign currency positions at December 31, 2002, assuming a hypothetical 10% change in foreign currency exchange rates, would be $1.4.

AGGREGATE CONTRACTUAL OBLIGATIONS

     The following table represents contractual obligations of the Company as of December 31, 2002:

                                                Payments due by period
-----------------------------------------------------------------------------------------------------
                                                     Less than                              More than
Contractual Obligations                 Total         1 year     1-3 years     3-5 years     5 years
-----------------------------------------------------------------------------------------------------
Long-term debt                        $ 177,473      $    668     $  1,805     $ 75,000      $100,000
Operating lease obligations              85,026        20,470       23,786       12,681        28,089
-----------------------------------------------------------------------------------------------------
Total                                 $ 262,499      $ 21,138     $ 25,591     $ 87,681      $128,089
-----------------------------------------------------------------------------------------------------

     See Notes 7 and 9 to the consolidated financial statements for additional disclosures related to long-term debt and lease commitments, respectively.

                     ($ In Millions, Except Per Share Data)

             The following should be read in conjunction with the consolidated financial statements and related notes.

DISCONTINUED OPERATIONS

     Results from discontinued operations represent the activities of the Diagnostics business and the B-Line Systems metal business (B-Line).

     On April 23, 2002, the Company announced its decision to sell substantially all the assets of its Diagnostics business and continue to supply customers under contract while seeking to transfer these commitments to other vendors as it seeks to discontinue this business. Efforts to sell the assets of and discontinue the Diagnostics business resulted in the sale of the EIA product line to IVAX Diagnostics, Inc. in May 2002 and the sale of the coagulation product line to Trinity Biotech plc in August 2002. These two product lines, along with other product lines sold during 2002, represented approximately 70% of Diagnostics sales in 2001 after reclassifying products that contributed $11.0 and $10.0 in Diagnostics sales for 2001 and 2000, respectively, to the Company's Scientific Research unit. Efforts to sell other product lines and reduce inventories through sales to customers continue, with the expectation that all such activities will be substantially concluded by the end of the first quarter of 2003. Net loss from discontinued operations of the Diagnostics business was $3.7, $12.1 and $11.1 for the years ended December 31, 2002, 2001 and 2000, respectively. The Company recorded a one-time charge of $52.3, net of taxes, in 2002 as a result of discontinuing the Diagnostics business. This one-time charge included reductions in the carrying value of applicable assets, including the write-off of unamortized goodwill and other intangible assets of $21.0 from the acquisition of First Medical, Inc. and Amelung GmbH, costs of staff reductions and other costs related to discontinuing the business, all net of applicable taxes. Operating results of Diagnostics through December 31, 2002 and the loss on the disposition of Diagnostics are included as discontinued operations in the Consolidated Statements of Income.

     The sale of B-Line for $430.4, which was completed on May 1, 2000, resulted in a $171.1 gain. Operating results of B-Line through April 30, 2000 and the gain on the sale of B-Line are included as discontinued operations in the Consolidated Statements of Income.

FORWARD-LOOKING STATEMENTS

Management's Discussion and Analysis and other sections of this Annual Report to shareholders should be read in conjunction with the consolidated financial statements and notes thereto. Except for historical information, the statements in this discussion may constitute forward- looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risk and uncertainty, including financial, business environment and projections, as well as statements that are preceded by, followed by, or that include the words "believes," "expects," "anticipates," "should" or similar expressions, and other statements contained herein regarding matters that are not historical facts. Additionally, the Annual Report to shareholders contains forward-looking statements relating to future performance, goals, strategic actions and initiatives and similar intentions and beliefs, including without limitation, statements regarding the Company's expectations, goals, beliefs, intentions and the like regarding future sales, earnings, return on equity, the discontinuance of its Diagnostics business, including the effect on earnings from running the discontinued business as assets are held for sale and other matters. These statements involve assumptions regarding Company operations, investments, acquisitions and conditions in the markets the Company serves and the sale of assets and actions related to the discontinuance of its Diagnostics business. Although the Company believes its expectations are based on reasonable assumptions, such statements are subject to risks and uncertainties, including, among others, certain economic, political and technological factors. Actual results could differ materially from those stated or implied in this Annual Report to shareholders, due to, but not limited to, such factors as (1) changes in pricing and the competitive environment, (2) other changes in the business environment in which the Company operates, (3) changes in research funding, (4) uncertainties surrounding government health care reform, (5) government regulations applicable to the business, (6) the impact of fluctuations in interest rates and foreign currency exchange rates,
(7) the effectiveness of the Company's further implementation of its global software systems, (8) expectations for the discontinuance of the Diagnostics business, (9) the ability to retain customers, suppliers, and employees and (10) the outcome of the matters described in Note 11 -- Contingent Liabilities and Commitments to the consolidated financial statements. The Company does not undertake any obligation to update these forward-looking statements.

                        Consolidated Statements of Income
                      (In Thousands, Except Per Share Data)

                                                                                Years ended December 31,
                                                                        2002             2001             2000
------------------------------------------------------------------------------------------------------------------
Net sales                                                            $ 1,206,982     $ 1,114,488      $1,034,440
  Cost of products sold                                                  592,447         532,266         493,687
------------------------------------------------------------------------------------------------------------------
Gross Profit                                                             614,535         582,222         540,753
  Selling, general and administrative expenses                           317,433         307,441         284,419
  Research and development expenses                                       40,468          37,922          32,196
  Gain on sale of Milwaukee facility                                     (29,342)              -               -
  Interest, net                                                           13,837          16,542           6,571
  Purchased in-process research and development                                -           1,200               -
------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes                    272,139         219,117         217,567
  Provision for income taxes                                              85,404          66,348          67,446
------------------------------------------------------------------------------------------------------------------
Net income from continuing operations                                    186,735         152,769         150,121
Discontinued operations:
  Net loss from operations of discontinued business -- Diagnostics        (3,736)        (12,064)        (11,071)
  Net income from operations of discontinued business -- metal                 -               -          10,081
  Net (loss) gain on disposition of discontinued operations              (52,285)              -         171,067
------------------------------------------------------------------------------------------------------------------
Net income                                                           $   130,714     $   140,705      $  320,198
------------------------------------------------------------------------------------------------------------------

Supplemental net income information
  Net income from continuing operations                              $   186,735     $   152,769      $  150,121
  Add back: goodwill amortization, net of taxes                                -           5,070           4,193
------------------------------------------------------------------------------------------------------------------
  Adjusted net income from continuing operations                     $   186,735     $   157,839      $  154,314
------------------------------------------------------------------------------------------------------------------

Weighted average number of shares outstanding -- Basic                    72,749          74,559          83,345
Weighted average number of shares outstanding -- Diluted                  73,412          75,175          83,585

Net Income per share -- Basic
  Net income from continuing operations                              $      2.57     $      2.05      $     1.80
  Net loss from operations of discontinued business -- Diagnostics         (0.05)          (0.16)          (0.13)
  Net income from operations of discontinued business -- metal                 -               -            0.12
  Net (loss) gain on disposition of discontinued operations                (0.72)              -            2.05
------------------------------------------------------------------------------------------------------------------
  Net income                                                         $      1.80     $      1.89      $     3.84
------------------------------------------------------------------------------------------------------------------
Net Income per share -- Diluted
  Net income from continuing operations                              $      2.54     $      2.03      $     1.80
  Net loss from operations of discontinued business -- Diagnostics         (0.05)          (0.16)          (0.14)
  Net income from operations of discontinued business -- metal                 -               -            0.12
  Net (loss) gain on disposition of discontinued operations                (0.71)              -            2.05
------------------------------------------------------------------------------------------------------------------
  Net income                                                         $      1.78     $      1.87      $     3.83
------------------------------------------------------------------------------------------------------------------
Supplemental net income per share -- Diluted
  Net income from continuing operations                              $      2.54     $      2.03      $     1.80
  Add back: goodwill amortization, net of taxes                                -            0.07            0.05
------------------------------------------------------------------------------------------------------------------
  Adjusted net income from continuing operations                     $      2.54     $      2.10      $     1.85
------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

                           Consolidated Balance Sheets
                      (In Thousands, Except Per Share Data)

                                                                                                   December 31,
                                                                                              2002             2001
----------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                             $     52,382      $    37,637
   Accounts receivable, less allowance for doubtful accounts of $6,072
     and $6,176, respectively                                                                 175,356          181,450
   Inventories                                                                                421,368          427,094
   Other current assets                                                                        45,396           35,231
   Current assets held for sale                                                                   385           45,899
----------------------------------------------------------------------------------------------------------------------
     Total current assets                                                                     694,887          727,311
----------------------------------------------------------------------------------------------------------------------

Property, plant and equipment:
   Land                                                                                        37,600           35,364
   Buildings and improvements                                                                 435,018          400,527
   Machinery and equipment                                                                    496,594          494,035
   Construction in progress                                                                    26,994           37,236
   Less -- accumulated depreciation                                                          (460,409)        (435,771)
----------------------------------------------------------------------------------------------------------------------
     Property, plant and equipment, net                                                       535,797          531,391
----------------------------------------------------------------------------------------------------------------------
Goodwill, net                                                                                 105,548           98,675
Other assets                                                                                   53,424           42,169
Noncurrent assets held for sale                                                                     -           40,256
----------------------------------------------------------------------------------------------------------------------
Total assets                                                                             $  1,389,656      $ 1,439,802
----------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Notes payable and current maturities of long-term debt                                $     89,930      $   270,382
   Accounts payable                                                                            69,184           59,509
   Accrued payroll and payroll taxes                                                           32,769           26,266
   Accrued income taxes                                                                        25,949           13,391
   Other accrued expenses                                                                      43,961           28,015
   Current liabilities of discontinued operations                                               3,860                -
----------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                                265,653          397,563
----------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                                176,805          177,700
Deferred post-retirement benefits                                                              48,675           43,778
Other liabilities                                                                              16,349           11,046
----------------------------------------------------------------------------------------------------------------------
     Total liabilities                                                                        507,482          630,087
----------------------------------------------------------------------------------------------------------------------

Stockholders' equity:

   Common stock, $1.00 par value; 200,000 shares authorized; 101,001 and 101,040 shares issued at December 31, 2002 and 2001, respectively; 71,253 and 73,014
     shares outstanding at December 31, 2002 and 2001, respectively                           101,001          101,040
   Capital in excess of par value                                                              45,751           43,373
   Common stock in treasury, at cost, 29,748 and 28,026 shares at December 31, 2002
     and 2001, respectively                                                                (1,002,950)        (903,479)
   Retained earnings                                                                        1,753,737        1,648,214
   Accumulated other comprehensive loss                                                       (15,365)         (79,433)
----------------------------------------------------------------------------------------------------------------------
     Total stockholders' equity                                                               882,174          809,715
----------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                               $  1,389,656      $ 1,439,802
----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

                 Consolidated Statements of Stockholders' Equity
                      (In Thousands, Except Per Share Data)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                          Accumulated
                                                    Capital                                  Other         Total
                                         Common    Excess of  Common Stock    Retained   Comprehensive  Stockholders'  Comprehensive
                                          Stock    Par Value  in Treasury     Earnings     Earnings       Earnings        Income
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999              $100,905    $35,783   $   (77,785)  $ 1,240,184    $ (39,736)    $ 1,259,351
Net income                                     -          -             -       320,198            -         320,198    $  320,198
Other comprehensive loss --
  foreign currency translation                 -          -             -             -      (18,250)        (18,250)      (18,250)
                                                                                                                        ----------
Comprehensive income                           -          -             -             -            -               -    $  301,948
                                                                                                                        ----------
Dividends ($.3150 per share)                   -          -             -       (26,077)           -         (26,077)
Awards under deferred compensation plan        -          -           381             -            -             381
Exercise of stock options                    151      5,346        20,928        (2,261)           -          24,164
Stock repurchases                              -          -      (700,492)            -            -        (700,492)
--------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000               101,056     41,129      (756,968)    1,532,044      (57,986)        859,275
Net income                                     -          -             -       140,705            -         140,705    $  140,705
Other comprehensive loss --
  foreign currency translation                 -          -             -             -      (21,447)        (21,447)      (21,447)
                                                                                                                        ----------
Comprehensive income                           -          -             -             -            -               -    $  119,258
                                                                                                                        ----------
Dividends ($.3325 per share)                   -          -             -       (24,535)           -         (24,535)
Awards under deferred compensation plan        -       (372)        1,781             -            -           1,409
Shares exchanged for stock options           (16)         -             -             -            -             (16)
Exercise of stock options                      -      2,616        25,607             -            -          28,223
Stock repurchases                              -          -      (173,899)            -            -        (173,899)
--------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001               101,040     43,373      (903,479)    1,648,214      (79,433)        809,715
Net income                                     -          -             -       130,714            -         130,714    $  130,714
Other comprehensive income --
  foreign currency translation                 -          -             -             -       68,388          68,388        68,388
Minimum pension liability                      -          -             -             -       (4,320)         (4,320)       (4,320)
                                                                                                                        ----------
Comprehensive income                           -          -             -             -            -               -    $  194,782
                                                                                                                        ----------
Dividends ($.3450 per share)                   -          -             -       (25,191)           -         (25,191)
Awards under deferred compensation plan        -        124           373             -            -             497
Shares exchanged for stock options           (39)    (1,872)            -             -            -          (1,911)
Exercise of stock options                      -      4,126        25,299             -            -          29,425
Stock repurchases                              -          -      (125,143)            -            -        (125,143)
--------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002              $101,001    $45,751   $(1,002,950)  $ 1,753,737    $ (15,365)    $   882,174
--------------------------------------------------------------------------------------------------------------------

Common stock shares issued and common stock shares in treasury are summarized below:

                                                                         Common Stock      Common Stock
                                                                            Issued          in Treasury
---------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                                                  100,905            2,613
Awards under deferred compensation plan                                           -               (8)
Exercise of stock options                                                       151             (704)
Stock repurchases                                                                 -           22,939
----------------------------------------------------------------------------------------------------
Balance, December 31, 2000                                                  101,056           24,840
Awards under deferred compensation plan                                           -              (60)
Shares exchanged for stock options                                              (16)               -
Exercise of stock options                                                         -             (818)
Stock repurchases                                                                 -            4,064
----------------------------------------------------------------------------------------------------
Balance, December 31, 2001                                                  101,040           28,026
Awards under deferred compensation plan                                           -              (12)
Shares exchanged for stock options                                              (39)               -
Exercise of stock options                                                         -             (850)
Stock repurchases                                                                 -            2,584
----------------------------------------------------------------------------------------------------
Balance, December 31, 2002                                                  101,001           29,748
----------------------------------------------------------------------------------------------------

The accompanying  notes are an integral part of these statements.

                      Consolidated Statements of Cash Flows
                                 (In Thousands)

                                                                                           Years ended December 31,
                                                                                      2002          2001          2000
-------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                                      $  130,714    $  140,705    $  320,198
   Adjustments to reconcile net income to net cash
      provided by operating activities:
      Net loss from operations of discontinued business -- Diagnostics                  3,736        12,064        11,071
      Net income from operations of discontinued business -- metal                          -             -       (10,081)
      Net loss (gain) on disposition of discontinued operations                        52,285             -      (171,067)
      Gain on sale of Milwaukee facility                                              (29,342)            -             -
      Depreciation and amortization                                                    66,326        66,452        61,113
      Purchased in-process research and development                                         -         1,200             -
      Deferred income taxes                                                             7,799         4,746       (28,254)
      Post-retirement benefits expense                                                  4,818         4,314         3,988
      Deferred compensation, net                                                         (208)       (1,554)         (846)
   Changes in assets and liabilities:
      Decrease (increase) in accounts receivable                                       19,373         2,472          (138)
      Decrease (increase) in inventories                                               29,773       (26,066)      (39,118)
      Increase (decrease) in accrued income taxes                                      46,616       (33,711)      (55,488)
      Other                                                                            13,354        (4,710)       14,258
-------------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities of continuing operations                 345,244       165,912       105,636
   Net cash provided by operating activities of discontinued business -- metal              -             -        18,869
   Net cash provided by (used in) operating activities
      of discontinued business -- Diagnostics                                           5,998        (6,823)       (9,529)
-------------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                          351,242       159,089       114,976
-------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Property, plant and equipment additions                                            (60,739)     (108,076)      (64,896)
   Sale of equipment                                                                    4,177         1,382           841
   Acquisitions of businesses                                                               -       (37,223)      (41,206)
   Proceeds from sale of Milwaukee facility                                            32,500             -             -
   Proceeds from disposition of discontinued businesses                                 6,099             -       430,389
   Other, net                                                                          (1,235)           80        (1,278)
-------------------------------------------------------------------------------------------------------------------------
   Net cash (used in) provided by investing activities of continuing operations       (19,198)     (143,837)      323,850
   Net cash used in investing activities of discontinued business -- metal                  -             -        (2,906)
   Net cash used in investing activities of discontinued business -- Diagnostics       (2,286)       (4,526)       (1,382)
-------------------------------------------------------------------------------------------------------------------------
   Net cash (used in) provided by investing activities                                (21,484)     (148,363)      319,562
-------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Net (repayment) borrowing of short-term debt                                      (180,452)       91,369       159,409
   Issuance of long-term debt                                                               -        77,261       100,607
   Repayment of long-term debt                                                         (1,248)         (228)            -
   Payment of dividends                                                               (25,191)      (24,535)      (26,077)
   Treasury stock purchases                                                          (125,143)     (173,899)     (700,492)
   Exercise of stock options                                                           24,324        24,196        24,164
-------------------------------------------------------------------------------------------------------------------------
   Net cash used in financing activities                                             (307,710)       (5,836)     (442,389)
-------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                (7,303)        1,689        (4,938)
-------------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                                14,745         6,579       (12,789)
Cash and cash equivalents at beginning of year                                         37,637        31,058        43,847
-------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                           $   52,382    $   37,637    $   31,058
-------------------------------------------------------------------------------------------------------------------------

Supplemental disclosures of cash flow information:
   Income taxes paid                                                               $   26,635    $   90,514    $  153,425
   Interest paid, net of capitalized interest                                          16,167        18,182         8,288

The accompanying notes are an integral part of these statements.

                   Notes to Consolidated Financial Statements
                     ($ In Thousands, Except Per Share Data)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:

     Sigma-Aldrich Corporation ("the Company") develops, manufactures and distributes the broadest range of high quality biochemicals and organic chemicals available in the world. These products are used in scientific and genomic research, biotechnology, pharmaceutical development, the diagnosis of disease and chemical manufacturing.

Principles of Consolidation:

     The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Financial Instruments:

     Except as described in Note 7, the Company has no financial instruments that have a materially different fair value than the respective instrument's carrying value.

Revenue:

     Revenue, which includes shipping and handling fees billed to customers, is recognized upon transfer of title of the product to the customer, which generally occurs upon shipment to the customer.

Research and Development:

     Expenditures relating to the development of new products and processes, including significant improvements to existing products or processes, are expensed as incurred as research and development.

Legal Costs:

     The Company expenses legal costs, including those costs expected to be incurred in connection with a loss contingency, as incurred.

Cash and Cash Equivalents:

     Cash and cash equivalents include cash on hand and investments with original maturities of less than three months.

Property, Plant and Equipment:

     The cost of property, plant and equipment is depreciated over the estimated useful lives of the assets using the straight-line method with lives ranging from three to twelve years for machinery and equipment and fifteen to forty years for buildings and improvements. Depreciation expense was $64,394, $58,444 and $52,801 for the years ended December 31, 2002, 2001 and 2000, respectively. The Company capitalizes interest as part of the cost of constructing major facilities and equipment.

Goodwill:

     Goodwill and other intangible assets not subject to amortization are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. This testing requires comparison of carrying values to fair values and when appropriate, the carrying value of the impaired assets is reduced to fair value. The Company performed an impairment assessment at December 31, 2002 and determined that no impairment existed.

Long-Lived Assets:

     Long-lived assets are reviewed for impairment whenever conditions indicate that the carrying value of assets may not be fully recoverable. Such impairment tests are based on a comparison of the undiscounted cash flows prior to income taxes to the recorded value of the asset. If impairment is indicated, the asset value is written down to its fair market value or using discounted cash flows if the fair market value is not readily determinable.

Stock Options:

     The Company grants incentive and non-qualified stock options under various share option plans. The Company has adopted the disclosure-only provisions (intrinsic value methodology) of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost is recognized in the consolidated financial statements for the stock option plans. However, the Company does disclose pro-forma net income based on the fair value of stock options granted. The fair value of stock options granted is dependent on certain assumptions used to calculate such amounts. Those assumptions are described in Note 12 and include the expected life of the option, risk-free interest rate, expected volatility of the underlying stock and dividend yield.

Foreign Currency Translation:

     Assets and liabilities denominated in foreign currencies are translated at current exchange rates and profit and loss accounts are translated at weighted average exchange rates. Resulting translation gains and losses are included as a separate component of stockholders' equity as accumulated other comprehensive income or loss.

Use of Estimates:

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the years presented. Actual results could differ from those estimates under different assumptions or conditions.

Reclassifications:

     The accompanying consolidated financial statements for prior years contain certain reclassifications to conform with the presentation used in 2002.

Effect of New Accounting Standards:

     In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). The Company adopted the provisions of SFAS 142 in January 2002. See Note 4 for the impact on the Company's consolidated financial statements.

     In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 143 addresses the financial reporting and obligations associated with the retirement of tangible long-term assets and associated asset retirement costs. This Statement will be effective for the Company for the year ending December 31, 2003. The Company is currently evaluating the impact of SFAS 143 on its financial statements.

     In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long- Lived Assets" (SFAS
144). The Company adopted the provisions of SFAS 144 for the year ending December 2002 as a result of the decision to discontinue the Diagnostics business. The effects of its decision and the implementation of this Statement is reflected in the Company's consolidated financial statements and discussed further in Note 5.

    In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 requires that a liability be recognized for

                     ($ In Thousands, Except Per Share Data)
those costs only when the liability is incurred and establishes fair value as the objective for the initial measurement of liabilities related to exit or disposal activities. The Company will apply the requirements of this Statement to any exit or disposal activities initiated after December 31, 2002.

     In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure -- an amendment of FASB No. 123" (SFAS 148). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement of Financial Accounting Standards No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted the disclosure provisions of SFAS 148 (see Note 12), however, the Company does not currently plan to adopt the fair value based method of accounting and will continue to use the intrinsic value methodology for stock-based employee compensation.

NOTE 2: ALLOWANCE FOR DOUBTFUL ACCOUNTS

Changes in the allowance for doubtful accounts for the years ended December 31, 2002, 2001 and 2000 are as follows:

                                               2002          2001        2000
-------------------------------------------------------------------------------
Balance, beginning of year                   $ 6,176       $ 5,550     $ 9,695
Additions to reserves                          3,375         5,060       3,285
Deductions from reserves                       3,479         4,434       7,430
-------------------------------------------------------------------------------
Balance, end of year                         $ 6,072       $ 6,176     $ 5,550
-------------------------------------------------------------------------------

NOTE 3: INVENTORIES

The principal categories of inventories are:

                                              December 31,
                                         2002             2001
----------------------------------------------------------------
Finished goods                        $ 360,914         $358,348
Work in process                          18,366           25,084
Raw materials                            42,088           43,662
----------------------------------------------------------------
Total                                 $ 421,368         $427,094
----------------------------------------------------------------

     Inventories are valued at the lower of cost or market. Costs for certain domestic inventories (26% of total inventories at December 31, 2002) are determined using the last-in, first-out method. Costs for other inventories are based on actual costs using purchase price and costs to manufacture, which includes material, labor and overhead. If the value of all chemical inventories had been determined using actual cost as noted above, inventories would have been $335, $1,513 and $1,178 higher than reported at December 31, 2002, 2001 and 2000, respectively.

NOTE 4: INTANGIBLE ASSETS

     SFAS 142 requires the Company to assess goodwill and intangible assets with indefinite lives for impairment rather than systematically amortize these assets against earnings. The Company performed an impairment assessment of goodwill and intangible assets during the second quarter of 2002 and determined that no impairment existed at January 1, 2002. The Company performed an impairment assessment of goodwill and intangible assets at year-end 2002 and determined that no impairment of goodwill or intangible assets existed at December 31, 2002.

     As a result of the Company's decision to discontinue the Diagnostics business, goodwill associated with this business was written off as disclosed in
Note 5.

     The following table provides information relating to the Company's amortizable and unamortizable intangible assets at December 31:

                                                                                                Remaining
                                                                           Accumulated          Amortization
                                                  Cost                     Amortization       Period (in years)
---------------------------------------------------------------------------------------------------------------
                                            2002          2001          2002         2001     2002      2001
--------------------------------------------------------------------------------------------------------------
Amortizable intangible assets:
Patents                                   $  3,897      $  4,002      $  2,188     $  2,087     4         5
Trademarks                                   8,270         8,270         4,537        3,864     4         5
Licenses                                     3,096         1,108           826          557     8         2
Other                                        4,794         3,910         3,742        2,604     2         3
----------------------------------------------------------------------------------------------------------------
Total                                     $ 20,057      $ 17,290      $ 11,293     $  9,112     5         4
----------------------------------------------------------------------------------------------------------------
Unamortizable intangible assets:
Goodwill                                  $129,860      $121,996      $ 24,312     $ 23,321
Pension                                      1,302           323             -            -
-------------------------------------------------------------------------------------------
Total                                     $131,162      $122,319      $ 24,312     $ 23,321
-------------------------------------------------------------------------------------------

                     ($ In Thousands, Except Per Share Data)

     The Company recorded amortization expense of $1,932, $1,673 and $3,071 for the years ended December 31, 2002, 2001 and 2000, respectively, related to amortizable intangible assets. The Company expects to record annual amortization expense of approximately $2,010 in each of the next five years for intangible assets.

     Changes in goodwill for 2002 are as follows:
------------------------------------------------------------------------
Balance at December 31, 2001                                  $  98,675
Impact of foreign exchange rates                                  6,873
------------------------------------------------------------------------
Balance at December 31, 2002                                  $ 105,548
------------------------------------------------------------------------

The effect of the adoption of SFAS 142 on reported net income is as follows:

                                                                                                 Years ended December 31,
                                                                                            2002            2001          2000
--------------------------------------------------------------------------------------------------------------------------------
Net income:
    Net income from continuing operations                                                $ 186,735       $ 152,769     $ 150,121
    Add back: goodwill amortization related to continuing operations, net of taxes               -           5,070         4,193
--------------------------------------------------------------------------------------------------------------------------------
    Adjusted net income from continuing operations                                         186,735         157,839       154,314
    Net loss from operations of discontinued business -- Diagnostics                        (3,736)        (12,064)      (11,071)
    Net income from operations of discontinued business -- metal                                 -               -        10,081
    Add back: goodwill amortization related to discontinued business, net of taxes               -           1,612           912
--------------------------------------------------------------------------------------------------------------------------------
    Adjusted net income before net (loss) gain on disposition of discontinued
     operations                                                                            182,999         147,387       154,236
    Net (loss) gain on disposition of discontinued operations                              (52,285)              -       171,067
--------------------------------------------------------------------------------------------------------------------------------
    Adjusted net income                                                                  $ 130,714       $ 147,387     $ 325,303
--------------------------------------------------------------------------------------------------------------------------------
Net income per share -- Basic:
    Net income from continuing operations                                                $    2.57       $    2.05     $    1.80
    Add back: goodwill amortization related to continuing operations, net of taxes               -            0.07          0.05
--------------------------------------------------------------------------------------------------------------------------------
    Adjusted net income from continuing operations                                            2.57            2.12          1.85
    Net loss from operations of discontinued business-- Diagnostics                          (0.05)          (0.16)        (0.13)
    Net income from operations of discontinued business-- metal                                  -               -          0.12
    Add back: goodwill amortization related to discontinued business, net of taxes               -            0.02          0.01
--------------------------------------------------------------------------------------------------------------------------------
    Adjusted net income before net (loss) gain on disposition of discontinued
     operations                                                                               2.52            1.98          1.85
    Net (loss) gain on disposition of discontinued operations                                (0.72)              -          2.05
--------------------------------------------------------------------------------------------------------------------------------
    Adjusted net income                                                                  $    1.80       $    1.98     $    3.90
--------------------------------------------------------------------------------------------------------------------------------
Net income per share -- Diluted:
    Net income from continuing operations                                                $    2.54       $    2.03     $    1.80
    Add back: goodwill amortization related to continuing operations, net of taxes               -            0.07          0.05
--------------------------------------------------------------------------------------------------------------------------------
    Adjusted net income from continuing operations                                            2.54            2.10          1.85
    Net loss from operations of discontinued business-- Diagnostics                          (0.05)          (0.16)        (0.14)
    Net income from operations of discontinued business-- metal                                  -               -          0.12
    Add back: goodwill amortization related to discontinued business, net of taxes               -            0.02          0.01
--------------------------------------------------------------------------------------------------------------------------------
    Adjusted net income before net (loss) gain on disposition of discontinued
     operations                                                                               2.49            1.96          1.84
    Net (loss) gain on disposition of discontinued operations                                (0.71)              -          2.05
--------------------------------------------------------------------------------------------------------------------------------
    Adjusted net income                                                                  $    1.78       $    1.96     $    3.89
--------------------------------------------------------------------------------------------------------------------------------

                     ($ In Thousands, Except Per Share Data)

NOTE 5: DISCONTINUED OPERATIONS

     On April 23, 2002, the Company announced its decision to sell substantially all the assets of its Diagnostics business and continue to supply customers under contract while seeking to transfer these commitments to other vendors as it seeks to discontinue this business. The operations of the Diagnostics business are accounted for as discontinued operations, and accordingly, operating results, including cash flows, and related assets and liabilities of discontinued operations are segregated in the accompanying Consolidated Statements of Income, Consolidated Balance Sheets and Consolidated Statements of Cash Flows for all periods presented.

     Certain catalog-based products marketed by the discontinued Diagnostics unit that contributed approximately $11,000 and $10,000 in sales for 2001 and 2000, respectively, and a modest positive contribution to diluted earnings per share in 2001 and 2000, respectively, were classified out of Diagnostics and into the Company's Scientific Research unit. Data for all periods has been restated to reflect this reclassification. Operating results for the discontinued Diagnostics business are as follows:

                                              Years ended December 31,
                                         2002           2001          2000
--------------------------------------------------------------------------
Net sales                            $ 43,944      $  64,959      $ 61,830
--------------------------------------------------------------------------
Loss before income taxes             $ (5,411)     $ (17,484)     $(14,658)
Income tax benefit                      1,675          5,420         3,587
--------------------------------------------------------------------------
Net loss                             $ (3,736)     $ (12,064)     $(11,071)
--------------------------------------------------------------------------

     The Company recorded a net loss for the year ended December 31, 2002 of $52,285, net of a tax benefit of $34,136. The one-time charge includes reductions in the carrying value of applicable assets, including the write-off of unamortized goodwill and other intangible assets of $21,000 from the acquisitions of First Medical, Inc. and Amelung GmbH, costs of staff reductions and other costs related to discontinuing the business, all net of applicable taxes.

     At December 31, 2002 and December 31, 2001, assets of this discontinued operation totaled $385 and $86,155, respectively. At December 31, 2002, the assets are written down to an expected net realizable value. Assets of this discontinued operation at December 31, 2002 included inventories while assets of this discontinued operation at December 31, 2001 included inventories, property, plant and equipment, goodwill and other assets. Current liabilities of this discontinued operation at December 31, 2002 included costs to meet contractual and other obligations and costs of staff reductions.

     The Company completed the sale of its B-Line Systems metal business in May 2000 for $430,389, resulting in a net gain of $171,067, after deducting taxes of $102,301.

     Operating results for the metal business prior to its sale are included in the Consolidated Statements of Income as net income from operations of discontinued business -- metal. Results for the discontinued business -- metal are as follows:

                                                 Year ended December 31,
                                                         2000
-------------------------------------------------------------------------
Net sales                                             $ 101,093
-------------------------------------------------------------------------
Income before income taxes                            $  16,002
Provision for income taxes                                5,921
-------------------------------------------------------------------------
Net income                                            $  10,081
-------------------------------------------------------------------------

NOTE 6: NOTES PAYABLE

     The Company has short-term credit facilities totaling $350,000, consisting of a 364-day committed facility in the amount of $200,000 expiring on December 8, 2003, and a five-year committed facility in the amount of $150,000 expiring on December 11, 2006. These facilities support the Company's commercial paper program launched in January 2002. The facilities are provided by a syndicate of banks. The Company did not have any borrowings outstanding under these facilities at December 31, 2002. Borrowings under these facilities of $255,000 at a weighted average interest rate of 2.7% were outstanding at December 31, 2001. The syndicated facilities contain financial covenants that require the maintenance of net worth of at least $750,000 and a ratio of debt levels to total capitalization of at least 45%. The Company is in full compliance with these covenants. The Company intends to renew these facilities as they expire.

     At December 31, 2002, the Company had commercial paper outstanding in the amount of $80,000 with an average interest rate of 1.5%. Notes payable by international subsidiaries were $9,262 and $14,881 at December 31, 2002 and 2001, respectively. The notes are payable in local currencies with weighted average interest rates of 0.7% and 0.8% at December 31, 2002 and 2001, respectively.

                     ($ In Thousands, Except Per Share Data)

NOTE 7: LONG-TERM DEBT

Long-term debt consists of the following:

                                                         December 31,
                                                     2002           2001
--------------------------------------------------------------------------
7.687% Senior Notes, due September 12, 2010        $100,000       $100,000
5.16% Senior Notes, due November 20, 2006            75,000         75,000
Other                                                 2,473          3,201
--------------------------------------------------------------------------
Total                                               177,473        178,201
Less-Current maturities                                (668)          (501)
--------------------------------------------------------------------------
                                                   $176,805       $177,700
--------------------------------------------------------------------------

     The Company, at its option, may redeem all or any portion of the Senior Notes by notice to the holder. The Senior Notes contain certain covenants that require the maintenance of net worth of at least $750,000 and restricts the ratio of debt to total capitalization to no more than 55%. The Company is in full compliance with these covenants.

     Total interest expense incurred by the Company, net of amounts capitalized, was $15,295, $18,161 and $10,189 in 2002, 2001 and 2000, respectively.

     The fair value of long-term debt for the Company, including current maturities, was approximately $192,217 and $193,406 at December 31, 2002 and 2001, respectively, based upon a discounted cash flow analysis using current market interest rates.

NOTE 8: FINANCIAL DERIVATIVES AND RISK MANAGEMENT

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

     The notional amount of open forward exchange contracts at December 31, 2002 and 2001 was $227,809 and $178,569, respectively.

NOTE 9: LEASE COMMITMENTS The

     Company and its subsidiaries lease manufacturing, office and warehouse facilities and computer equipment under non-cancelable operating leases expiring at various dates. Rent charged to operations was $27,061, $22,916 and $18,962 in 2002, 2001 and 2000, respectively. Minimum rental commitments for non-cancelable leases in effect at December 31, 2002, are as follows:

2003                                           $ 20,470
2004                                             14,499
2005                                              9,287
2006                                              7,137
2007                                              5,544
2008 and thereafter                              28,089

                     ($ In Thousands, Except Per Share Data)

NOTE 10: INCOME TAXES

The provision for income taxes from continuing operations consists of the following:

                                  2002         2001         2000
--------------------------------------------------------------------------
Current:
     Federal                    $ 54,860     $ 44,941     $ 51,973
     State                         4,079        5,256        6,597
     International                20,747       11,405       39,019
--------------------------------------------------------------------------
         Total current            79,686       61,602       97,589
--------------------------------------------------------------------------
Deferred:
     Federal                       9,537        2,381       (5,652)
     State                         1,764          326         (691)
     International                (5,583)       2,039      (23,800)
--------------------------------------------------------------------------
         Total deferred            5,718        4,746      (30,143)
--------------------------------------------------------------------------
Provision for income taxes      $ 85,404     $ 66,348     $ 67,446
--------------------------------------------------------------------------

A reconciliation of statutory and effective tax rates is as follows:

                                     2002     2001   2000
-----------------------------------------------------------
Statutory tax rate                   35.0%    35.0%  35.0%
EIE/FSC benefits                     (3.0)    (4.4)  (2.7)
State income taxes, net of
  federal benefits                    1.3      2.1    1.6
Research and development credits     (1.0)    (1.4)  (1.1)
International taxes                  (1.9)     (.8)  (3.4)
Other, net                            1.0      (.2)   1.6
-----------------------------------------------------------
Total effective tax rate on
  continuing operations              31.4%    30.3%  31.0%
-----------------------------------------------------------

     The Extraterritorial Income Exclusion (EIE) on the Company's U.S. export sales replaced the benefit previously realized by the Company's Foreign Sales Corporation (FSC). The EIE lowered the effective tax rate on income from U.S. export sales and produced approximately the same benefit as the FSC. The increase in FSC benefit in 2001 results from prior year redeterminations. Research and development credits are a benefit of the Company's commitment of resources to new and enhanced products. The international tax rate reductions in 2002 and 2000 result from a one-time tax benefit and the benefit from international restructurings, respectively.

     Deferred income tax provisions reflect the effect of temporary differences between financial statement and tax reporting of income and expense items. The net deferred tax liability and asset at December 31, 2002 and 2001, respectively, results from the following temporary differences:

                                                      2002        2001
-------------------------------------------------------------------------
Deferred tax assets:
     Inventories                                    $ 29,405    $ 25,774
     Pension and post-retirement benefit plans         9,391       6,767
-------------------------------------------------------------------------
     Total                                            38,796      32,541
Deferred tax liabilities:
     Depreciation and amortization                   (40,214)    (22,118)
     Other                                            (2,606)     (6,648)
-------------------------------------------------------------------------
     Total                                           (42,820)    (28,766)
-------------------------------------------------------------------------
Net deferred tax (liability) asset                  $ (4,024)   $  3,775
-------------------------------------------------------------------------

     United States taxes are not provided on unremitted earnings and related cumulative translation adjustments of international subsidiaries because the Company intends to reinvest the earnings indefinitely.

NOTE 11: CONTINGENT LIABILITIES AND COMMITMENTS

     The Company is involved in legal and regulatory proceedings generally incidental to its business, as described below:

Property Acquisition by Legal Authority

     In December 2002, the State of Wisconsin's Department of Transportation (WISDOT) acquired the Company's major production facility in Milwaukee as part of the State's overall project to reconstruct the Marquette Interchange section of that city's freeway system. In a separate agreement, WISDOT has agreed to permit the Company to lease and continue to operate that production facility through July 1, 2005, during which time the Company will design, construct and occupy replacement facilities adjacent to other local sites it currently owns.

     The Company received $32.5 in cash and recorded a one-time pretax gain of $29.3. The Company will reinvest the proceeds and additional funds from its ongoing capital budgets to construct replacement facilities over the next two-and-one-half years. Management expects productivity from the more modern and cost effective design of its new facilities to fully offset all incremental costs upon completion of the new facilities in mid-2005. While the Company believes that it will be able to avoid potential business interruptions by constructing and occupying a fully-functional replacement facility by mid-2005, any such interruptions could have a material adverse effect on the Company's business and results of operations.

Insurance and Other Contingent Liabilities and Commitments

     The Company is a defendant in several lawsuits and claims related to the normal conduct of its business, including lawsuits and claims related to product liability and personal injury matters. The Company has self-insured retention limits and has obtained insurance to provide coverage above the self-insured limits for pending product liability and personal injury claims, subject to certain limits and exclusions. Reserves have been provided to cover expected payments for these self-insured amounts.

     As a result of the Company being named as one of several defendants in two groups of related lawsuits claiming personal injury from the use of certain categories of the Company's products, insurance carriers have, in recent years, limited or eliminated coverage related to the Company's sale of such products, as well as certain costs to defend the Company in these and similar matters.

     In one group of lawsuits and claims, the Company, as well as others engaged in manufacturing and distributing similar products, is a defendant in multiple claims alleging injuries from exposure to various chemicals by a limited number of employees of one electronics manufacturer. The Company has been dismissed from one of these claims, with payments made by the Company and/or its insurance carrier consisting entirely of legal fees to defend the Company's position.

     In the other group of lawsuits and claims, the Company provided a

                     ($ In Thousands, Except Per Share Data)
product used as a preservative in testing various vaccines, generally at pharmaceutical companies. The Company, together with other manufacturers and distributors offering the same product and several pharmaceutical companies, has been named as a defendant in 155 lawsuits through February 6, 2003. Several of these suits have been stayed by various state and federal courts pending a decision on coverage available under a Federal government relief program, which is not expected before July 2004.

     In all cases, the Company believes its products in question were restricted to research use and that proper information for safe use of the products was provided to the customer.

     The Company believes its reserves and insurance are sufficient to provide for claims received through December 31, 2002. While the outcome of the current claims cannot be predicted with certainty, the possible outcome of the claims is reviewed at least quarterly and reserves are adjusted as deemed appropriate based on information currently available. Based on current information available, the Company believes that the ultimate resolution of these matters will not have a material adverse effect on its consolidated financial condition but could have a material adverse effect on the Company's results of operations in any given quarter or year. However, future claims related to the use of these categories of products may not be covered by the Company's insurance program.

     The Company and its subsidiary, Sigma Chemical Company, Inc., are two of several defendants in a lawsuit filed October 23, 2002 in the United States District Court for the Southern District of New York. In the lawsuit, Enzo Biochem, Inc. and Enzo Life Sciences, Inc. ("Enzo") allege breach of contract, commercial torts and patent infringement with respect to the manufacture and/or sale of certain products by the Company. Enzo contends that these actions violate a distributorship agreement that allegedly existed between the Company and Enzo from January 5, 1996 until April 8, 2001. Enzo also alleges that the manufacture and/or sale of these products infringes one or more of nine patents owned by or licensed to Enzo. The complaint seeks actual and enhanced damages but does not specify the amount sought. The Company believes there are substantial legal defenses to the allegations contained in the complaint. Although the Company intends to vigorously defend these allegations, given the inherent uncertainty of litigation and the very early stage of the proceedings, it is unable to predict the ultimate resolution of this matter. Based on current information available, the Company believes that the ultimate resolution of this matter would not have a material adverse effect on its consolidated financial condition but could have a material adverse effect on the Company's results of operations in any given quarter or year.

     Except as noted above, at December 31, 2002, there were no other known contingent liabilities that management believes could have a material adverse effect on the Company's results of operations or financial condition, nor were there any material commitments outside the normal course of business.

NOTE 12: COMMON STOCK

     The Company's deferred compensation plan provides for cash and common stock payments to certain key employees. Under this plan, a bonus pool is calculated by a formula based on the amount of increase in profitability. Bonus units are then awarded. Bonus units are distributed five years after being awarded in the form of one share of common stock for each bonus unit. In addition, the Company makes cash payments equal to the amount of Federal income taxes the employee would be required to pay for the receipt of such stock and cash at the highest marginal Federal income tax rate. During 2002, 2001 and 2000, 12,400, 60,400, and 7,800 shares of treasury shares, respectively, were issued under this plan. At December 31, 2002, 8,150 bonus units were awarded but not distributed. This plan permits the issuance of a maximum of 2,400,000 shares of the Company's common stock, of which 1,521,000 shares remain to be awarded.

     The Company has a Directors' Non-Qualified Share Option Plan. This plan permits the award of non-qualified stock options to purchase up to 400,000 shares of the Company's common stock to those members of the Board of Directors who are not employees of the Company. Under this plan, the seven non-employee Directors received an initial option to purchase 10,000 shares of common stock. Additional awards of options to purchase 2,000 shares are made to each eligible Director on the day after each annual shareholders' meeting. Options were granted in the amounts of 8,000, 44,000 and 14,000 shares for 2002, 2001 and 2000, respectively, at prices ranging from $28.625 to $50.63 per share. Options for 236,000 shares remain to be granted at December 31, 2002.

     The Company's Share Option Plan of 2000, which replaced the Share Option Plan of 1995, permits the granting of incentive stock options or non-qualified options to purchase up to 4,500,000 shares of the Company's common stock. Incentive stock options may not have an option price of less than the fair market value of the shares at the date of the grant. Options generally become exercisable one year following the grant date and expire ten years after the grant date. Options granted in 2002 and 2001 for 385,950 and 67,500 shares, respectively, become exercisable over a one to five year period. Options to purchase 2,021,750 shares of the Company's common stock under this plan remained to be granted at December 31, 2002.

     Options granted under the 1995 Plan in 2000 to purchase 31,000 shares become exercisable over one to five years.

     The Company has adopted the disclosure-only provisions (intrinsic value methodology) of Statements of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 2002, 2001 and 2000, consistent with the provisions of this Statement, the Company's net income and net income per share would have been as follows:

                                             2002        2001       2000
-----------------------------------------------------------------------------
Pro-forma net income                        $120,752    $129,049   $314,912
Net income per share -- Basic               $   1.66    $   1.73   $   3.78
Net income per share -- Diluted             $   1.64    $   1.72   $   3.77
-----------------------------------------------------------------------------

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following

                     ($ In Thousands, Except Per Share Data)
weighted-average assumptions for 2002: dividend yield of .82%, expected volatility of 30.5%, risk-free interest rate of 2.89% and expected life based on historical exercise periods of 6.1 years. The weighted-average assumptions for 2001 and 2000 are as follows: dividend yields of .85% and .91%, expected volatility of 30.4% and 47.1%, risk-free interest rates of 4.78% and 5.14% and expected life based on historical exercise of 6.5 and 6.3 years.

     The following table summarizes information about stock options outstanding at December 31, 2002:

                                            Options Outstanding                          Options Exercisable
                           -----------------------------------------------------    ------------------------------
                                                                      Wtd. Avg.                        Wtd. Avg.
                                   Number            Wtd. Avg.        Exercise           Number        Exercise
                               Outstanding at       Remaining         Price Per       Exercisable at   Price Per
Range of Exercise Prices          12/31/02       Contractual Life      Share            12/31/02         Share
------------------------------------------------------------------------------------------------------------------
$18.125 to $24.00                  145,565         22.54 months        $18.35            145,565        $18.35
$25.50 to $30.75                   823,198         64.02 months         26.98            823,198         26.98
$32.3125 to $36.00                 458,500         59.49 months         35.53            458,500         35.48
$36.50 to $39.875                1,200,002         91.05 months         36.92          1,200,002         36.92
$40.11 to $50.63                 1,139,250        112.72 months         50.17             68,750         43.31
------------------------------------------------------------------------------------------------------------------
                                 3,766,515         85.21 months        $37.87          2,696,015        $32.81
------------------------------------------------------------------------------------------------------------------

     A summary of the combined activity and balan ces for the Company's stock options for all plans as of December 31, 2002, 2001 and 2000 and changes during the years ended on those dates is as follows:

                                                   2002                         2001                        2000
--------------------------------------------------------------------------------------------------------------------------
                                                        Wtd. Avg.                    Wtd. Avg.                   Wtd. Avg.
                                                        Exercise                     Exercise                    Exercise
                                            Shares        Price        Shares          Price       Shares         Price
                                         ---------------------------------------------------------------------------------
Options outstanding, beginning of year     3,565,183      $32.39      4,363,121       $31.44      3,898,011       $28.67
Options granted                            1,114,500       50.40        111,500        41.61      1,341,250        36.20
Options exercised                           (849,668)      30.88       (818,188)       29.43       (855,140)       26.10
Options cancelled                            (63,500)      42.13        (91,250)       35.32        (21,000)       38.62
--------------------------------------------------------------------------------------------------------------------------
Options outstanding, end of year           3,766,515      $37.87      3,565,183       $32.39      4,363,121       $31.44
--------------------------------------------------------------------------------------------------------------------------
Options exercisable at year-end            2,696,015      $32.81      3,327,383       $32.08      3,021,871       $29.33
Weighted average fair value of
    options granted during the year             $16.22                       $15.47                      $17.66

     The Company has outstanding one common share purchase right (a "Right") for each outstanding share of common stock of the Company. Generally, if any person or group acquires 15% or more of the Company's outstanding voting stock without prior written consent of the Company's Board of Directors, these Rights become exercisable.

                     ($ In Thousands, Except Per Share Data)

NOTE 13: COMPANY OPERATIONS BY BUSINESS UNIT

     The Company is organized into three business units based on their product offerings and markets they serve. The Company's chief operating decision maker and Board of Directors review net sales for the Company's three business units to assess performance and make overall operating decisions and resource allocations. Because the business units share production and distribution facilities, specific cost and income information is not provided for each business unit. Profit and loss information is reported on a consolidated basis to the chief operating decision maker and the Company's Board of Directors. Based on these factors, the Company concludes it has one reportable segment. Certain catalog-based products marketed by the discontinued Diagnostics unit that contributed approximately $11,000 and $10,000 in sales for 2001 and 2000, respectively, and a modest positive contribution to diluted earnings per share in 2001 and 2000, respectively, were classified out of Diagnostics and into the Company's Scientific Research Unit. Data for all periods has been restated to reflect this reclassification. Net sales by business unit are as follows:

                                            2002              2001               2000
----------------------------------------------------------------------------------------
Scientific Research                     $   712,744       $   666,755        $   623,974
Biotechnology                               269,869           240,163            220,969
Fine Chemicals                              224,369           207,570            189,497
----------------------------------------------------------------------------------------
    Total                               $ 1,206,982       $ 1,114,488        $ 1,034,440
----------------------------------------------------------------------------------------

The United States sales to unaffiliated customers presented in the summary below include sales to international markets as follows:

          Year      Amount     Year     Amount      Year      Amount
          ----      ------     ----     ------      ----      ------
          2002     $37,194     2001     $35,620     2000     $28,406

--------------------------------------------------------------------------------------------------------------------
                                                                              2002          2001          2000
--------------------------------------------------------------------------------------------------------------------
Net sales to unaffiliated customers:
    United States                                                        $   585,731    $   562,765    $   507,347
    International                                                            621,251        551,723        527,093
Net intercompany sales between geographic areas:
    United States                                                            264,446        228,682        221,228
    International                                                             53,386         48,697         43,242
    Eliminations                                                            (317,832)      (277,379)      (264,470)
--------------------------------------------------------------------------------------------------------------------
       Total                                                             $ 1,206,982    $ 1,114,488    $ 1,034,440
--------------------------------------------------------------------------------------------------------------------
Income from continuing operations before provision for income taxes:
    United States                                                        $   221,022    $   174,194    $   181,981
    International                                                             58,180         44,615         34,178
    Eliminations                                                              (7,063)           308          1,408
--------------------------------------------------------------------------------------------------------------------
       Total                                                             $   272,139    $   219,117    $   217,567
--------------------------------------------------------------------------------------------------------------------
Long-lived assets at December 31:
    United States                                                        $   387,031    $   399,844    $   330,311
    International                                                            192,124        161,440        158,583
    Long-lived assets of discontinued operations                                   -         11,265         10,174
--------------------------------------------------------------------------------------------------------------------
       Total                                                             $   579,155    $   572,549    $   499,068
--------------------------------------------------------------------------------------------------------------------

                     ($ In Thousands, Except Per Share Data)

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

                                                                          Pension Plans                          Post-Retirement
                                                       -------------------------------------------------
                                                          United States                International           Medical Benefit Plans
------------------------------------------------------------------------------------------------------------------------------------
                                                          2002           2001          2002         2001          2002        2001
------------------------------------------------------------------------------------------------------------------------------------
Reconciliation of funded status of the plans and the
      amounts included in the Company's
      Consolidated Balance Sheets:
Change in benefit obligations
      Beginning obligations                            $ 58,380       $ 57,086      $  61,389     $ 56,991      $ 43,287   $ 37,908
      Service cost                                        3,256          2,858          3,701        3,034         1,847      1,582
      Interest cost                                       3,974          4,129          3,908        2,932         2,971      2,787
      Plan participant contributions                          -              -          1,570        1,277             -          -
      Amendments/New plans                                    -              -              -          667             -          -
      Foreign currency exchange rate changes                  -              -         10,788       (1,601)            -          -
      Actuarial (gains)/losses                            1,706            (63)           153        3,513         1,629      2,650
      Effect of curtailment -- Diagnostics participants    (141)             -              -            -          (553)         -
      Effect of settlement -- Diagnostics participants     (774)             -              -            -             -          -
      Benefits paid                                      (5,310)        (5,630)        (1,218)      (5,424)       (1,795)    (1,640)
------------------------------------------------------------------------------------------------------------------------------------
      Ending obligations                               $ 61,091       $ 58,380      $  80,291     $ 61,389      $ 47,386   $ 43,287
------------------------------------------------------------------------------------------------------------------------------------
Changes in plans' assets
      Beginning fair value                             $ 70,395       $ 71,133      $  60,628     $ 63,500      $      -   $      -
      Actual return on plans' assets                     (9,159)        (5,031)        (4,819)         590             -          -
      Foreign currency exchange rate changes                  -              -         10,861       (1,742)            -          -
      Employer contributions                              5,037          9,923          3,189        2,427         1,795      1,640
      Plan participant contributions                          -              -          1,570        1,277             -          -
      Effect of settlement -- Diagnostics
      participants                                         (774)             -              -            -             -          -
      Benefits paid                                      (5,310)        (5,630)        (1,218)      (5,424)       (1,795)    (1,640)
------------------------------------------------------------------------------------------------------------------------------------
      Ending fair value                                $ 60,189       $ 70,395      $  70,211     $ 60,628      $      -   $      -
------------------------------------------------------------------------------------------------------------------------------------
Balance sheet amount
      Funded status                                    $   (902)      $ 12,015      $ (10,080)    $   (761)     $(47,386)  $(43,287)
      Unrecognized net actuarial (gains) losses          28,127         11,644         14,129        3,924          (501)    (2,130)
      Unrecognized prior service cost                     4,687          5,408          2,070        1,962             -          -
      Unrecognized net transition asset                    (159)          (241)             -          (38)            -          -
      Additional liability                                    -              -         (7,563)        (612)            -          -
------------------------------------------------------------------------------------------------------------------------------------
      Net balance sheet asset/(liability)              $ 31,753       $ 28,826      $  (1,444)    $  4,475      $(47,887)  $(45,417)
------------------------------------------------------------------------------------------------------------------------------------
Weighted average assumptions as of December 31
      Discount rate                                        6.75%          7.00%          4.80%        5.40%         6.75%      7.00%
      Expected return on plan assets                       9.50%          9.50%          6.30%        6.70%           n/a        n/a
      Compensation rate increase                           4.25%          4.50%          3.60%        4.20%           n/a        n/a


The components of the net periodic benefit costs are as follows:

                                                            Pension Plans                               Post-Retirement Medical
                                  ----------------------------------------------------------------
                                          United States                    International                     Benefit Plans
                                  ------------------------------     -----------------------------   -------------------------------
                                    2002        2001        2000       2002       2001      2000       2002       2001      2000
------------------------------------------------------------------------------------------------------------------------------------
Service cost                      $ 3,256     $ 2,858     $ 2,728    $ 3,701    $ 3,034    $ 2,623   $ 1,847    $ 1,582    $ 1,373
Interest cost                       3,974       4,129       4,850      3,908      2,932      2,851     2,971      2,787      2,808
Expected return on plan assets     (6,467)     (6,565)     (7,410)    (4,729)    (3,943)    (4,281)        -          -          -
Plan settlement and curtailment       471           -         250          -          -          -         -          -          -
Amortization                          876         525         479        276        131        (57)        -        (55)      (193)
------------------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost         $ 2,110     $   947     $   897    $ 3,156    $ 2,154    $ 1,136   $ 4,818    $ 4,314    $ 3,988
------------------------------------------------------------------------------------------------------------------------------------

                     ($ In Thousands, Except Per Share Data)

     Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement medical benefit plans. Medical costs were assumed to increase at an annual rate of 7.0% in 2002, decreasing ratably to a growth rate of 5.0% in 2004 and remaining at 5.0% per year thereafter. The effects of a one-percentage point decrease in the assumed health care cost trend rates on the aggregate service and interest cost components and on the post-retirement benefit obligations are decreases of $240 and $1,850, respectively. The effects of a one-percentage point increase on the aggregate service and interest cost components and on the post-retirement benefit obligations are increases of $250 and $2,010, respectively. Benefits are funded as claims are paid.

     The Company will reduce its expected return on plan assets to 9.0% for the year ending December 31, 2003.

     The Company's 401(k) retirement savings plan provides retirement benefits to eligible U.S. employees in addition to those provided by the pension plan. The plan permits participants to voluntarily defer a portion of their compensation, subject to Internal Revenue Code limitations. The Company also contributes a fixed amount per year to the account of each eligible employee plus a percentage of the employee's salary deferral. The Company's policy is to fully fund this plan. The cost for this plan was $5,708, $5,553, and $5,393 for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE 15: EARNINGS PER SHARE

     A reconciliation of basic and diluted earnings per share, together with the related shares outstanding is as follows:

                                                                            2002        2001          2000
------------------------------------------------------------------------------------------------------------
Net income available to common shareholders
   Net income from continuing operations                                $ 186,735    $ 152,769     $ 150,121
   Net loss from operations of discontinued business -- Diagnostics        (3,736)     (12,064)      (11,071)
   Net income from operations of discontinued business -- metal                 -            -        10,081
   Net (loss) gain on disposition of discontinued operations              (52,285)           -       171,067
------------------------------------------------------------------------------------------------------------
   Net income                                                           $ 130,714    $ 140,705     $ 320,198
------------------------------------------------------------------------------------------------------------
Weighted average shares
   Basic shares                                                            72,749       74,559        83,345
   Effect of dilutive securities -- options outstanding                       663          616           240
------------------------------------------------------------------------------------------------------------
   Diluted shares                                                          73,412       75,175        83,585
------------------------------------------------------------------------------------------------------------
Net income per share -- Basic
   Net income from continuing operations                                $    2.57    $    2.05     $    1.80
   Net loss from operations of discontinued business -- Diagnostics         (0.05)       (0.16)        (0.13)
   Net income from operations of discontinued business -- metal                 -            -          0.12
   Net (loss) gain on disposition of discontinued operations                (0.72)           -          2.05
------------------------------------------------------------------------------------------------------------
   Net income                                                           $    1.80    $    1.89     $    3.84
------------------------------------------------------------------------------------------------------------
Net income per share -- Diluted
   Net income from continuing operations                                $    2.54    $    2.03     $    1.80
   Net loss from operations of discontinued business -- Diagnostics         (0.05)       (0.16)        (0.14)
   Net income from operations of discontinued business -- metal                 -            -          0.12
   Net (loss) gain on disposition of discontinued operations                (0.71)           -          2.05
------------------------------------------------------------------------------------------------------------
   Net income                                                           $    1.78    $    1.87     $    3.83
------------------------------------------------------------------------------------------------------------

NOTE 16: ACQUISITIONS

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

                     ($ In Thousands, Except Per Share Data)

NOTE 17: PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT

     Continuing one-time pretax charges for purchased in-process research and development (IPR&D) from the acquisition of Isotec, Inc. amounted to $1,200 in 2001. IPR&D represents the value assigned to research and development projects of the acquired businesses that had commenced but had not yet been completed at the date of acquisition.

     It is the Company's belief that the projects in process were currently not technologically feasible and the projects had no alternative future use for the Company and accordingly the amount of purchase price assigned to these projects was immediately written off to the income statement. The method used to determine the value of IPR&D was a net present value cash flow method.

NOTE 18: SHARE REPURCHASES

     At December 31, 2002, the Company had repurchased approximately 32.2 million shares of an authorized 35 million shares. The shares were acquired at an average purchase price of $33.41. Additional purchases through February 6, 2003 brought the total shares repurchased to approximately 32.4 million.

     As of February 6, 2003, approximately 2.6 million shares remained available under the repurchase program. The Company expects to continue share repurchases to acquire the remaining shares, but the timing and number of shares repurchased, if any, will depend upon market conditions and other factors.

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

     The Company established and maintains a system of internal controls designed to provide reasonable assurance as to the integrity and reliability of the consolidated financial statements, the protection of assets from unauthorized use and the execution and recording of transactions in accordance with management's authorization. These systems and controls are reviewed by our internal auditors in order to ensure compliance and by our independent accountants to support their audit opinion.

     The Audit Committee of the Board of Directors meets regularly with management, internal auditors and our independent public accountants to review accounting, auditing and financial matters. Our Audit Committee is composed of only outside, non-employee Directors. To ensure complete independence, the Audit Committee, internal auditors and the independent accountants have free access to each other with or without management being present, to discuss the results of their examinations, internal controls and the quality of financial reporting.

               /c/ David R. Harvey        /c/ Michael R. Hogan
               Chairman, President and    Chief Administrative Officer,
               Chief Executive Officer    Chief Financial Officer and Secretary

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

     To Sigma-Aldrich Corporation:

     We have audited the accompanying consolidated balance sheets of Sigma-Aldrich Corporation (a Delaware corporation) and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sigma-Aldrich Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

     As described in Note 4 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" in the year ending December 31, 2002.

/c/ KPMG LLP
St. Louis, Missouri
February 6, 2003

                             Selected Financial Data
                                   (Unaudited)

Common Stock Data (per share):
-------------------------------------------------------------------------------------------------
                               2002 Price Range         2001 Price Range            Dividends
                               ------------------------------------------------------------------
                               High         Low        High          Low        2002        2001
                               ------------------------------------------------------------------
First Quarter                 $48.20      $38.16      $50.21      $ 37.09     $ .0850     $ .0825
Second Quarter                 51.45       43.67       51.20        38.47       .0850       .0825
Third Quarter                  52.80       39.00       47.23        38.38       .0850       .0825
Fourth Quarter                 51.72       41.53       47.65        36.17       .0900       .0850
-------------------------------------------------------------------------------------------------

     The common stock is traded on the National Market System ("NMS") of the National Association of Securities Dealers Automated Quotation System ("NASDAQ"). The trading symbol is SIAL.

     Options in the Company's common stock are traded on the Chicago Board Options Exchange. On March 7, 2003, there were 1,107 record holders of the Company's common stock.

     See Management's Discussion and Analysis related to items affecting the comparability of results and accounting changes for the financial data presented below.

Annual Financial Data (in millions, except per share data):
---------------------------------------------------------------------------------------------------------------------
                                                           2002         2001          2000        1999       1998
---------------------------------------------------------------------------------------------------------------------
Net sales                                                $1,207.0    $1,114.5       $1,034.4    $  989.5   $  914.5
Net income from continuing operations                       186.7       152.8          150.1       148.6      142.6
Per share:
   Net income from continuing operations -- Basic            2.57        2.05           1.80        1.48       1.42
   Net income from continuing operations -- Diluted          2.54        2.03           1.80        1.47       1.41
   Dividends                                                .3450       .3325          .3150       .2950      .2825
Total assets                                              1,389.7     1,439.8        1,347.7     1,432.0    1,416.7
Long-term debt                                              176.8       177.7          100.8         0.2        0.4

Quarterly Financial Data (in millions, except per share data):
---------------------------------------------------------------------------------------------------------------------
                                                                               2002 Quarter Ended
                                                               ------------------------------------------------------
                                                               March 31       June 30      Sept. 30      Dec. 31
                                                               ------------------------------------------------------
Net sales                                                       $ 301.6       $ 304.3      $ 304.8       $ 296.3
Gross profit                                                      154.8         155.8        152.7         151.2
Net income from continuing operations                              42.6          42.9         40.3          60.9
Net (loss) income from operations of discontinued business         (2.9)         (2.2)         0.6           0.8
Net (loss) gain on disposition of discontinued operations             -         (63.0)         5.6           5.1
---------------------------------------------------------------------------------------------------------------------
Net income (loss)                                               $  39.7       $ (22.3)     $  46.5       $  66.8
---------------------------------------------------------------------------------------------------------------------
Net income per share -- Basic:
   Net income from continuing operations                        $  0.58       $  0.59      $  0.55       $  0.85
   Net (loss) income from operations of discontinued business     (0.04)        (0.03)        0.01          0.01
   Net (loss) gain on disposition of discontinued operations          -         (0.86)        0.08          0.07
---------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                            $  0.54       $ (0.30)     $  0.64       $  0.93
---------------------------------------------------------------------------------------------------------------------
Net income per share -- Diluted:
   Net income from continuing operations                        $  0.58       $  0.58      $  0.55       $  0.84
   Net (loss) income from operations of discontinued business     (0.04)        (0.03)        0.01          0.01
   Net (loss) gain on disposition of discontinued operations          -         (0.85)        0.07          0.07
---------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                            $  0.54       $ (0.30)     $  0.63       $  0.92
---------------------------------------------------------------------------------------------------------------------

                                                                            2001 Quarter Ended
                                                               ------------------------------------------------------
                                                               March 31       June 30      Sept. 30      Dec. 31
                                                               ------------------------------------------------------
Net sales                                                       $ 288.4       $ 277.5      $ 272.8       $ 275.8
Gross profit                                                      151.5         146.4        138.4         145.9
Net income from continuing operations                              39.4          40.2         37.0          36.2
Net loss from operations of discontinued business                  (2.8)         (3.1)        (3.2)         (3.0)
---------------------------------------------------------------------------------------------------------------------
Net income                                                      $  36.6       $  37.1      $  33.8       $  33.2
---------------------------------------------------------------------------------------------------------------------
Net income per share -- Basic:
   Net income from continuing operations                        $  0.53       $  0.53      $  0.50       $  0.49
   Net loss from operations of discontinued business              (0.04)        (0.04)       (0.04)        (0.04)
---------------------------------------------------------------------------------------------------------------------
   Net income                                                   $  0.49       $  0.49      $  0.46       $  0.45
---------------------------------------------------------------------------------------------------------------------
Net income per share -- Diluted:
   Net income from continuing operations                        $  0.52       $  0.53      $  0.49       $  0.49
   Net loss from operations of discontinued business              (0.04)        (0.04)       (0.04)        (0.04)
---------------------------------------------------------------------------------------------------------------------
   Net income                                                   $  0.48       $  0.49      $  0.45       $  0.45
---------------------------------------------------------------------------------------------------------------------