Form 10-K, Exhibit 13
period 2003-12-31
SIGMA ALDRICH CORP
filed 2004-03-12
CIK 90185

Exhibit 13

Management’s Discussion and Analysis

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

INTRODUCTION

Sigma-Aldrich Corporation (“the Company”) develops, manufactures and distributes the broadest range of high quality biochemicals and organic chemicals available in the world. These chemical products and kits are used in scientific and genomic research, biotechnology, pharmaceutical development, disease diagnosis and chemical manufacturing. The Company operates in 34 countries, manufacturing 40,000 of the 85,000 products it sells. The Company sells into over 150 countries, servicing over 60,000 accounts representing over one million individual customers.

The Company consists of three business units, Scientific Research, Biotechnology and Fine Chemicals, which define the Company’s approach to serving customers. Scientific Research, which represented 59% of sales in 2003, provides our customers with high quality research chemicals and products for use in Life Science and High Technology applications. Biotechnology, which represented 23% sales in 2003, provides our customers with biochemicals and kits for Biotechnology and genome Life Science research. Fine Chemicals, which represented 18% of sales in 2003, provides our customers with larger-scale organic chemicals and biochemicals for the Pharmaceutical, Biotechnology and High Technology industries. These units, while organized to best serve our customers, are closely interrelated in their activities and share services such as order entry, billing, tech services, internet, purchasing, inventory control and share production and distribution facilities. Additionally, these units are supported by centralized functional areas such as finance, human resources and information technology.

The Company has a broad customer base of pharmaceutical companies, diagnostics companies, biotechnology companies, universities, governmental institutions, non-profit organizations, chemical and allied companies, hospitals and commercial laboratories, located in the United States, Europe and Internationally, and would not be significantly impacted by the loss of any one customer. However, sluggish economies in the United States, Europe and Internationally do impact demand from our customers. In 2003, the Company believes softness in both the United States and European pharmaceutical sectors and deterioration in some international markets negatively affected sales growth.

The Company expects short-term growth should benefit from sales force additions and marketing efforts. Growth over the longer term will be dependent on communicating our capabilities through new marketing efforts and expanding our capabilities by adding new products from internal research and development efforts, exploiting our vast sourcing knowledge and acquisitions.

With over 50% of sales denominated in currencies other than the U.S. dollar, any significant changes in currency exchange rates will likely have a significant impact on the Company’s sales growth and diluted earnings per share.

COMPARABILITY

The net income summaries below present the results of our operations before and after goodwill amortization and unusual items affecting our business. These summaries show the impact goodwill amortization and unusual items had on our net income and basic and diluted net income per share. Due to the discontinuance of the Diagnostics business in 2002, we present results separately for our continuing and discontinued operations.

	Net Income (in millions)
Years Ended December 31	2003	2002	2001
Net income from continuing operations before goodwill amortization and unusual items	$190.4	$168.8	$158.6
Goodwill amortization for continuing operations	—	—	(5.0)

Net income from continuing operations before unusual items	190.4	168.8	153.6

Department of Commerce settlement	—	(1.8)	—
Gain on sale of Milwaukee facility	—	18.1	—
International tax benefit	—	1.6	—
Purchased in-process research & development	—	—	(0.8)

Total unusual items	—	17.9	(0.8)

Net income from continuing operations after unusual items	190.4	186.7	152.8
Net income (loss) from operations of discontinued business — Diagnostics	1.1	(3.7)	(12.1)
Net gain (loss) on disposition of discontinued operations	1.6	(52.3)	—

Net income	$193.1	$130.7	$140.7

Management’s Discussion and Analysis (CONTINUED)

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

COMPARABILITY (continued)

	Net Income Per Share — Basic
	2003	2002	2001
Net income from continuing operations before goodwill amortization and unusual items	$2.70	$2.32	$2.13
Goodwill amortization for continuing operations	—	—	(.07)

Net income from continuing operations before unusual items	2.70	2.32	2.06

Department of Commerce settlement	—	(.02)	—
Gain on sale of Milwaukee facility	—	.25	—
International tax benefit	—	.02	—
Purchased in-process research & development	—	—	(.01)

Total unusual items	—	.25	(.01)

Net income from continuing operations after unusual items	2.70	2.57	2.05
Net income (loss) from operations of discontinued business — Diagnostics	.02	(.05)	(.16)
Net gain (loss) on disposition of discontinued operations	.02	(.72)	—

Net income	$2.74	$1.80	$1.89

	Net Income Per Share — Diluted
	2003	2002	2001
Net income from continuing operations before goodwill amortization and unusual items	$2.68	$2.30	$2.11
Goodwill amortization for continuing operations	—	—	(.07)

Net income from continuing operations before unusual items	2.68	2.30	2.04

Department of Commerce settlement	—	(.02)	—
Gain on sale of Milwaukee facility	—	.24	—
International tax benefit	—	.02	—
Purchased in-process research & development	—	—	(.01)

Total unusual items	—	.24	(.01)

Net income from continuing operations after unusual items	2.68	2.54	2.03
Net income (loss) from operations of discontinued business — Diagnostics	.01	(.05)	(.16)
Net gain (loss) on disposition of discontinued operations	.02	(.71)	—

Net income	$2.71	$1.78	$1.87

HIGHLIGHTS

Reported net income from continuing operations in 2003 increased 2.0% to $190.4 from $186.7 in 2002. Net income in 2002 from continuing operations included a gain on the sale of a major production facility in Milwaukee of $18.1 (net of taxes) and an international tax benefit of $1.6, offset by a charge incurred in a settlement with the Department of Commerce of $1.8. Net income from continuing operations increased 12.8% to $190.4 in 2003, compared to $168.8 in 2002 before these unusual items. This increase in net income resulted from currency, process improvement benefits, favorable product mix and lower interest costs partially offset by increased costs of new sales and marketing initiatives, insurance and employee benefits. Reported net income from continuing operations in 2002 increased 22.2% to $186.7 from $152.8 in 2001. Net income from continuing operations before unusual items for 2002 was $168.8 compared to $158.6 in 2001, which excludes goodwill amortization and a charge for purchased in-process research and development.

Diluted earnings per share from continuing operations for 2003 was $2.68 compared to $2.54 in 2002. Diluted earnings per share in 2002 benefited from a $.24 gain on the sale of a Milwaukee facility and an international tax benefit of $.02, which was offset by a $.02 Department of Commerce settlement. Diluted earnings per share increased 16.5% to $2.68 in 2003 from $2.30 in 2002 before these 2002 unusual items. Diluted earnings per share from continuing operations in 2002 was $2.30 compared to $2.11 for 2001 before these unusual items in 2002 and goodwill amortization and a charge for purchased in-process research and development in 2001.

All activities relating to the discontinuance of the Diagnostics business were completed in the second quarter of 2003. The discontinuance of the Diagnostics business increased diluted earnings per share by $.03 in 2003 and reduced 2002 diluted earnings per share by $.76, which includes an after-tax charge of $52.3, as a result of discontinuing this business.

Management’s Discussion and Analysis (CONTINUED)

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

ITEMS AFFECTING COMPARABILITY OF RESULTS

•	On April 23, 2002, the Company announced its decision to sell substantially all the assets of its Diagnostics business and continue to supply customers under contract while seeking to transfer these commitments to other vendors as it sought to discontinue this business. The operations of the Diagnostics business are accounted for as discontinued operations, and accordingly, operating results, including cash flows and related assets and liabilities, are segregated in the accompanying consolidated financial statements.

•	On February 16, 2001, the Company purchased Isotec, Inc.

•	At December 31, 2003, 2002 and 2001, the Company had repurchased 35.0 million, 32.2 million and 29.7 million of its outstanding shares, respectively.

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

The following accounting policies are based on, among other things, judgments and assumptions made by management that include inherent risks and uncertainties. Management’s estimates are based on the relevant information available at the end of each period.

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

Long-Lived Assets

Long-lived assets, including intangibles with definite lives, are amortized over their expected useful lives. Goodwill and other intangibles with indefinite lives are no longer systematically amortized against earnings. Goodwill and other intangibles are assessed annually for impairment and whenever events or changes in business conditions indicate that the carrying amount of an asset may not be fully recoverable. If impairment is indicated, the asset value is written down to its fair market value.

Pension and Other Post-Retirement Benefits

The determination of the obligation and expense for pension and other post-retirement benefits is dependent on the Company’s selection of certain assumptions used by actuaries to calculate such amounts. Those assumptions are described in Note 14 to the consolidated financial statements and include, among others, the discount rate, expected return on plan assets and rates of increase in compensation and health care costs. In accordance with generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over future periods and therefore, generally affect the recognized expense and recorded obligation in such future periods. While the Company believes that the assumptions are appropriate, significant differences in actual experience or significant changes in the assumptions may materially affect the Company’s pension and other post-retirement obligations and the Company’s future expense. A 1% change in the expected return on plan assets for the U.S. pension plan would have less than a $1.0 impact on the Company’s pension expense.

Taxes

The Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. In management’s opinion, adequate provisions for income taxes have been made for all years presented.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates would be recognized in income in the period that includes the enactment date. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance when it believes that such assets may not be recovered, taking into consideration historical operating results, expectations of future earnings, changes in its operations and the expected timing of the reversals of existing temporary differences.

Management’s Discussion and Analysis (CONTINUED)

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

OPERATING RESULTS FROM CONTINUING OPERATIONS

Sales

Sales increased 7.6%, 8.3% and 7.7% in 2003, 2002 and 2001, respectively. The sales growth in 2003 is primarily attributed to currency benefits, price increases and favorable product mix, partially offset by declines in unit volume. Price increases averaged 3.0%, 3.2% and 3.7% in 2003, 2002 and 2001, respectively. Price gains in 2004 may show modest declines from current levels as the Company plans to continue to both match competitive levels and take business in selected strategic instances to achieve long-term growth targets. New product sales, while not material in the year introduced, do contribute to sales growth in subsequent years. The effect of translating foreign currency sales into U.S. dollars increased the 2003 and 2002 sales growth by 7.3% and 1.4%, respectively, while it reduced 2001 sales growth by 3.0%.

Currency adjusted sales growth (decline) in Scientific Research, Biotechnology and Fine Chemicals for 2003 was 0.2%, 2.0% and (1.7)%, respectively. Scientific Research achieved sales gains in international markets primarily on the strength of price increases while unit volumes declined due to softness in sales to European pharmaceutical customers. Scientific Research sales in the U.S. market declined due to reduced demand from pharmaceutical companies, partially offset by benefits from price increases. Biotechnology also achieved sales gains in international markets from both increased unit volumes and pricing. Biotechnology sales in the U.S. declined due to reduced demand for synthetic DNA. The decline in Fine Chemicals sales reflects weak demand from U.S. pharmaceutical customers that was only partially offset by modest gains in international markets.

The sales growth in 2002 is primarily attributable to price increases, the annual addition of new products and volume gains driven by improved service, enhanced web site capabilities and sales and marketing activities. After achieving targeted, internal currency adjusted sales growth goals of 8.0% in Scientific Research and 12.0% for both Biotechnology and Fine Chemicals in 2001 and continuing at above market growth rates early in 2002, economic uncertainties and lower demand from pharmaceutical and other commercial customers slowed growth late in 2002. Scientific Research sales growth in 2002 continued to benefit from pricing gains and sales strength in the Company’s international markets. Biotechnology experienced price increases of 3.0% and maintained strong sales to Europe and other international customers throughout 2002. Fine Chemicals achieved double-digit growth in the Company’s international markets, which was offset by weaker demand for custom orders from U.S. pharmaceutical customers in 2002.

A summary of reported sales growth, currency benefits and currency adjusted sales changes is as follows:

	Year Ended December 31, 2003			Year Ended December 31, 2002			Year Ended December 31, 2001
	Reported	Currency Benefit	Currency Adjusted	Reported	Currency Benefit	Currency Adjusted	Reported	Currency Benefit	Currency Adjusted
Scientific Research	7.8%	7.6%	0.2%	6.9%	1.5%	5.4%	6.9%	(3.1%)	10.0%
Biotechnology	9.1%	7.1%	2.0%	12.4%	1.2%	11.2%	8.7%	(3.5%)	12.2%
Fine Chemicals	4.8%	6.5%	(1.7%)	8.1%	1.6%	6.5%	9.5%	(2.0%)	11.5%
Total	7.6%	7.3%	0.3%	8.3%	1.4%	6.9%	7.7%	(3.0%)	10.7%

Excluding currency impacts, international direct sales increased 4.1%, 9.7% and 10.6% in 2003, 2002 and 2001, respectively.

Cost of Products Sold

Cost of products sold was 48.3%, 49.1% and 47.8% of net sales in 2003, 2002 and 2001, respectively. The increase in the gross profit rate in 2003 reflects currency benefits, cost savings from process improvements and increased growth in higher margin products, partially offset by increased employee costs and insurance. The reduction in the gross profit rate in 2002 is due to higher growth in lower margin products, increased inventory write-offs of approximately $4.0 related to inventory shrinkage, increases in insurance rates (experienced by many companies due to market conditions) and increased employee benefit costs.

Overall, the cost of products sold increased 5.9% and 11.3% compared to sales increases of 7.6% and 8.3% in 2003 and 2002, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were 26.6%, 26.3% and 27.6% of sales in 2003, 2002, and 2001, respectively. Excluding the Department of Commerce settlement in 2002 and goodwill amortization in 2001, selling, general and administrative expenses were 26.2% of sales in 2002 and 27.0% of sales in 2001. In 2003, selling, general and administrative expenses as a percent of sales increased 0.4% compared to 2002, excluding unusual items, as savings from process improvements only partially offset the addition of 50 new sales representatives and new marketing programs in 2003. The Company currently has plans to add approximately 30 new sales representatives in 2004. In 2002, selling, general and administrative expenses as a percent of sales decreased 0.8% compared to 2001 (excluding unusual items and goodwill amortization) as the impact of process improvement savings and the leverage of fixed costs against a higher sales base more than offset increases in insurance and employee benefit costs.

Research and Development Expenses

Research and development expenses were 3.3% of sales in 2003 and 3.4% of sales in 2002 and 2001. The research and development expenses relate primarily to efforts to add new manufactured products. All manufactured products currently account for approximately 55% of total sales.

Interest Expense, Net

Net interest expense reduced pretax earnings by $10.1, $13.8 and $16.5 in 2003, 2002 and 2001, respectively. The decrease in net interest expense in 2003 is due to lower net interest costs resulting from increased cash balances, reduced interest rates on borrowings and a decline in

Management’s Discussion and Analysis (CONTINUED)

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

OPERATING RESULTS FROM CONTINUING OPERATIONS (continued)

short-term debt. The decrease in net interest expense in 2002 resulted from interest rate reductions and lower short-term borrowing levels due to reduced tax payments, significantly lower capital expenditures and benefits from working capital management initiatives in 2002.

Income Taxes

Income taxes, which include federal, state and international taxes were 30.2%, 31.4% and 30.3% of pretax income from continuing operations in 2003, 2002 and 2001, respectively. The effective income tax rate in 2003 of 30.2% reflects the favorable impact of a higher benefit on U.S. export sales, while the effective rate in 2002 was negatively affected by the non-deductibility of the settlement with the Commerce Department and a higher incremental tax rate on the Milwaukee property sale. These negative impacts on the 2002 effective income tax rate were partially offset by an international tax benefit. For 2004, a tax benefit from international operations is expected to reduce the effective income tax rate to approximately 26% from an otherwise reportable effective tax rate of about 31%.

Accounting Changes

Enacted accounting standards resulted in the elimination of goodwill amortization for all companies in 2002. The Company’s goodwill amortization from continuing operations was $6.3 ($.07 per diluted share, after tax) for 2001.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144). The Company adopted the provisions of SFAS 144 for the year ended December 31, 2002. The implementation of this Statement is reflected in the Company’s consolidated financial statements and discussed further in Note 5 to the consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash flows from operating, investing and financing activities for continuing operations, as reflected in the Consolidated Statements of Cash Flows, are summarized in the following table:

	Years Ended December 31,
	2003	2002	2001
Net cash provided by (used in):
Operating activities	$309.0	$345.2	$165.9
Investing activities	(53.5)	(19.2)	(143.8)
Financing activities	(183.7)	(307.7)	(5.8)

Operating Activities

The decrease in net cash provided by operating activities in 2003 compared to 2002 was primarily the result of higher tax payments. In 2002, tax payments were lower because of the tax benefit of the charge related to discontinuing the Diagnostics business. In addition to the tax benefit, the increase in net cash provided by operating activities in 2002 resulted primarily from increased net income from continuing operations and declines in inventory levels and accounts receivable. In 2003, working capital management initiatives improved accounts receivable days sales outstanding by three days from year-end 2002, providing $13.2 in cash in 2003. Active inventory management programs reduced inventory levels by approximately one half month from year-end 2002, providing $24.6 in cash in 2003. In 2002, working capital management initiatives improved accounts receivable days sales outstanding by three days from year-end 2001, providing $19.4 in cash in 2002, while active inventory management programs reduced inventory levels by one month from year-end 2001, providing $29.8 in cash in 2002.

Investing Activities

In 2003, cash used for investing activities related primarily to capital expenditures of $57.7 million, which included the expansion of the Company’s distribution center in Germany, the beginning of construction for replacement facilities to relocate the Company’s major production/R&D/administration facility in Milwaukee, a new production line in St. Louis, a pilot plant upgrade in Germany, continued investment in the SAP computer software system and other upgrades to production and R&D facilities.

In 2002, cash used for investing activities related primarily to capital expenditures of $60.7 offset by cash proceeds of $32.5 from the sale of the Company’s major Milwaukee production facility.

In 2001, cash used for investing activities related primarily to capital expenditures of $108.1 and the acquisition of Isotec, Inc. for $37.2.

During 2004, we anticipate capital spending to be approximately $88.0, with the increase over the 2003 level explained completely by the continuing construction of replacement facilities in Milwaukee.

Financing Activities

In 2003, the Company used cash of $183.7 in financing activities for stock repurchases, payment of dividends and repayment of short-term debt. These cash outflows were partially offset by cash from the exercise of stock options. Cash outflows totaled $35.2 and $142.8 for dividend payments and stock repurchases, respectively, in 2003 compared to dividends paid of $25.2 and $24.5 for 2002 and 2001, respectively, and stock repurchases of $125.1 and $173.9 for 2002 and 2001, respectively. The dividend payout in 2003 reflects a 78% increase in the quarterly cash dividend during 2003.

At December 31, 2003, the Company had short-term credit facilities totaling $300. These facilities provide back-up liquidity for a commercial paper program launched in January 2002, at which time loans outstanding from the facilities were repaid with the commercial paper proceeds. In 2003 and 2002, $23.3 and $180.5, respectively, of short-term debt was repaid. During 2001, the Company borrowed $91.4 of short-term debt to fund acquisitions, share repurchases and for general corporate purposes.

Long-term debt at December 31, 2003 was $176.3 compared to $176.8 in 2002. In 2001, the Company issued $75.0 of senior notes, payable in 2006 and other long-term debt of $1.9. Total debt as a percentage of total capitalization was 19.6% and 23.2% at December 31, 2003 and 2002, respectively.

For a description of the Company’s debt covenants, see Notes 6 and 7 to the consolidated financial statements.

Share Repurchases

At December 31, 2003 and December 31, 2002, the Company had repurchased a total of 35.0 million shares and 32.2 million shares, respectively, of an authorized repurchase of 40 million shares. During 2003, the Company was authorized to increase its share repurchase program from 35 million to 40 million shares. There were 69.1 million shares outstanding as of December 31, 2003. The Company expects to acquire the remaining 5.0 million authorized shares, however, the timing of the repurchases and number of shares repurchased, if any, will depend upon market conditions and other factors.

Management’s Discussion and Analysis (CONTINUED)

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

LIQUIDITY AND CAPITAL RESOURCES (continued)

Liquidity and Risk Management

Liquidity risk refers to the risk that the Company might be unable to meet potential cash outflows promptly and cost effectively. Factors that could cause such risk to arise might be disruption to the securities market, downgrades in the Company’s credit rating or the unavailability of funds. The primary funding source is the Company’s commercial paper and long-term debt programs. The Company maintains committed bank lines of credit to support its commercial paper borrowings and local bank lines of credit to support international operations. Downgrades in the Company’s credit rating or other limitations on the ability to access short-term financing, including the ability to refinance short-term debt as it becomes due, would increase interest costs and adversely affect profitability.

Management believes that the Company’s financial condition is such that internal and external resources are sufficient and available to satisfy the Company’s requirements for debt service, capital expenditures, acquisitions, dividends, share repurchases and working capital presently and for the next 12 months.

ENVIRONMENTAL AND OTHER MATTERS

Environmental Matters

The operations of the Company, like those of other companies engaged in similar lines of business, are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations primarily relate to worker safety, air and water quality and waste handling. The Company is in discussions with the United States Department of Justice on behalf of the Environmental Protection Agency (EPA) for a civil penalty based on alleged violations of Title VI of the Clean Air Act (40 C.F.R. Part 82). Various violations have been claimed by the EPA relating to the release of certain refrigerants from industrial appliances and record keeping violations associated with such releases. No suit has been filed while the Company and the United States Attorney and EPA are negotiating any civil penalties and/or future compliance plans. The Company currently expects any settlement (or penalties if no settlement is reached) to exceed $0.1 and has established a reserve, which it believes is appropriate under the circumstances. The Company believes that the ultimate resolution of this matter would not have a material adverse effect on its consolidated financial condition or on its results of operations in any given quarter or year.

Other Matters

The Company is involved in legal and regulatory proceedings generally incidental to its business, as described below:

Insurance and Other Contingent Liabilities and Commitments

As previously disclosed, the Company is a defendant in several lawsuits and claims related to the normal conduct of its business, including lawsuits and claims related to product liability and personal injury matters. The Company has self-insured retention limits and has obtained insurance to provide coverage above the self-insured limits for pending product liability and personal injury claims, subject to certain limits and exclusions. Reserves have been provided to cover expected payments for these self-insured amounts at December 31, 2003.

In one group of lawsuits and claims, the Company, as well as others engaged in manufacturing and distributing similar products, is a defendant in multiple claims alleging injuries from exposure to various chemicals by a limited number of employees of one electronics manufacturer.

In the other group of lawsuits and claims, the Company provided a product for use in research activities in developing various vaccines at pharmaceutical companies. The Company, together with other manufacturers and distributors offering the same product and several pharmaceutical companies, has been named as a defendant and served in 262 lawsuits, of which 23 lawsuits have been dismissed to date. Several of the outstanding suits have been stayed by various state and federal courts pending a decision on coverage available under a Federal government relief program, which is not expected before July 2004.

In all cases, the Company believes its products in question were restricted to research use and that proper information for safe use of the products was provided to the customer.

The Company believes its reserves and insurance are sufficient to provide for claims received through December 31, 2003. While the outcome of the current claims cannot be predicted with certainty, the possible outcome of the claims is reviewed at least quarterly and reserves adjusted as deemed appropriate based on these reviews. Based on current information available, the Company believes that the ultimate resolution of these matters will not have a material adverse effect on its consolidated financial condition but could have a material adverse effect on the Company’s results of operations in any given quarter or year. Future claims related to the use of these categories of products may not be covered in full by the Company’s insurance program.

As previously disclosed, the Company and its subsidiary, Sigma Chemical Company, Inc., are two of numerous defendants named in a lawsuit filed by Enzo Biochem, Inc. and Enzo Life Sciences, Inc. (“Enzo”) on October 23, 2002 in the United States District Court for the Southern District of New York. Subsequently, on or about January 15, 2003, Enzo filed its First Amended Complaint and, among other things, added Sigma-Aldrich Company and Sigma-Aldrich, Inc. as additional defendants to the lawsuit. On or about May 28, 2003, based upon an Order entered by the District Court, Enzo filed separate complaints against the various defendants, including a separate Complaint naming Sigma-Aldrich Corporation, Sigma Chemical Company, Inc., Sigma-Aldrich Company, Sigma-Aldrich, Inc. and Yale University as defendants. In the lawsuit, Enzo alleges, among other things, that the various Sigma defendants breached two distributorship agreements, violated Section 43(a) of the Lanham Act, and are infringing upon various patents. Enzo alleges that the Sigma entities manufacture, use, offer for sale, sell, and market certain products that infringe upon the claims of nine U.S. Patents owned by and/or licensed to Enzo. The complaint seeks actual and enhanced damages but does not specify the amount sought. Limited discovery has occurred to date. A trial date has not been set. The Company believes there are substantial legal defenses to the allegations contained in the complaint, but cannot predict the likely outcome of the lawsuit. On or about July 16, 2003, Sigma filed a motion to dismiss the allegations of patent infringement pleaded in count 2 of the complaint in so far as they allege infringement of the four Ward Patents identified in the complaint on the grounds that the plaintiffs allegedly lack standing to prosecute such claims, and to dismiss all patent infringement claims that plaintiff Enzo Life Sciences, Inc. pleaded in count 2 of the complaint on the grounds that Enzo Life Sciences, Inc. lacks standing to prosecute such claims. The Court heard oral arguments on the motions on October 16, 2003, and took the motions under advisement. Although the Company intends to vigorously defend against the

Management’s Discussion and Analysis (CONTINUED)

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

ENVIRONMENTAL AND OTHER MATTERS (continued)

allegations asserted in the lawsuit, given the inherent uncertainty of litigation and the very early stage of the proceedings, it is unable to predict the ultimate resolution of this matter. Based on current information available, the Company believes that the ultimate resolution of this matter would not have a material adverse effect on its consolidated financial condition but could have a material adverse effect on the Company’s results of operations in any given quarter or year.

Property Acquisition by Legal Authority

In December 2002, the State of Wisconsin’s Department of Transportation (“WISDOT”) acquired the Company’s major production facility in Milwaukee as part of the State’s overall project to reconstruct the Marquette Interchange section of that city’s freeway system. In separate agreements, WISDOT has agreed to permit the Company to lease and continue to operate that existing production facility through September 30, 2005, during which time the Company intends to design, construct and occupy replacement facilities adjacent to other local sites it currently owns.

The Company received $32.5 in cash and recorded a one-time pretax gain of $29.3 in 2002. Construction of the replacement facilities began in August 2003, which is being funded with proceeds from the sale of the Milwaukee facility, enterprise tax credits from the Wisconsin Department of Commerce, other government-provided funds or tax credits received in connection with the replacement facility and amounts from the Company’s ongoing capital budgets. Completion of the facility is targeted for mid-2005. Management expects productivity from the more modern and cost-effective design of its new facilities to fully offset all incremental costs related to the new facilities. The Company believes that it will be able to avoid potential business interruptions by constructing and occupying fully functional replacement facilities by mid-2005 and has been successful in extending the date by which it must vacate its existing facility to September 30, 2005 in order to provide extra protections against unknown contingencies. However, any such interruptions could have a material adverse effect on the Company’s business and results of operations.

Export Matter Settlement

On November 4, 2002, the Company, its wholly-owned subsidiary Research Biochemicals, Inc. (“RBI”) and an intermediate subsidiary reached a formal agreement with the U.S. Department of Commerce (the “Department”) to settle allegations that they had exported certain scientific research toxins without first obtaining requisite licenses from the Department. This matter was inherited through the Company’s acquisition of the assets of Research Biochemicals Limited Partnership in April 1997 and was discovered and corrected in April 1998. RBI has since applied for and received licenses for all subsequent shipments of such toxins. RBI paid $1.8 to the Department in 2002 to dispose of this matter.

Except as noted above, at December 31, 2003, there were no other known contingent liabilities that management believes could have a material adverse effect on the Company’s results of operations or financial condition, nor were there any material commitments outside of the normal course of business. Material commitments in the normal course of business include notes payable, long-term debt, lease commitments and pension and other post-retirement benefit obligations which are disclosed in Note 6, Note 7, Note 9 and Note 14, respectively, to the consolidated financial statements for the year ended December 31, 2003.

INFLATION

Management recognizes that inflationary pressures may have an adverse effect on the Company through higher asset replacement costs and higher material and other operating costs. The Company tries to minimize these effects through cost reductions and productivity improvements as well as price increases to maintain reasonable profit margins. It is management’s view, however, that inflation has not had a significant impact on operations in the three years ended December 31, 2003.

MARKET RISK SENSITIVE INSTRUMENTS AND POSITIONS

The market risk inherent in the Company’s financial instruments and positions represents the potential loss arising from adverse changes in interest rates and foreign currency exchange rates.

Interest Rates

At December 31, 2003, the Company’s outstanding debt represents 19.6% of total capitalization. Approximately 73% of the Company’s outstanding debt at December 31, 2003 is at a fixed rate. Cash flows from operations and available credit facilities are sufficient to meet the working capital requirements of the Company. It is management’s view that market risk or variable interest rate risk will not significantly impact the Company’s results of operations.

Foreign Currency Exchange Rates

The functional currency of the Company’s international subsidiaries is generally the dominant currency in the respective country of residence of the subsidiary. The translation from the functional currencies to the U.S. dollar for revenues and expenses is based on the average exchange rate during the period. Large increases or decreases in the spread between currencies have affected and may continue to affect the Company’s revenues, revenue growth rates, gross margins and net income.

The Company transacts business in many parts of the world and is subject to risks associated with changing foreign currency exchange rates. The Company’s objective is to minimize the impact of foreign currency exchange rate changes during the period of time between the original transaction date and its cash settlement. Accordingly, the Company uses forward exchange contracts to stabilize the value of certain receivables and payables denominated in foreign currencies. Most of the contracts are single currency. Gains and losses on these contracts, based on the difference in the contract rate and the spot rate at the end of each month for all contracts still in force, are typically offset either partially or completely by transaction gains and losses, with any net gains and losses included in selling, general and administrative expenses. The market risk of foreign currency rate changes represents the potential loss in fair value of net currency positions at year-end due to an adverse change in foreign currency exchange rates. The Company does not enter into foreign currency contracts for speculative trading purposes. The Company’s policy is to manage the risks associated with existing receivables, payables and commitments.

The market risk of the Company’s foreign currency positions at December 31, 2003, assuming a hypothetical 10% change in foreign currency exchange rates, would be less than $2.0 million.

Management’s Discussion and Analysis (CONTINUED)

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

AGGREGATE CONTRACTUAL OBLIGATIONS

The following table represents contractual obligations of the Company as of December 31, 2003:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$177.5	$1.2	$76.0	$—	$100.3
Operating lease obligations	89.5	21.6	30.7	17.4	19.8
Purchase obligations	37.6	37.6	—	—	—

Total	$304.6	$60.4	$106.7	$17.4	$120.1

See Notes 7 and 9 to the consolidated financial statements for additional disclosures related to long-term debt and lease commitments, respectively.

DISCONTINUED OPERATIONS

Results from discontinued operations represent the activities of the Diagnostics business.

On April 23, 2002, the Company announced its decision to sell substantially all the assets of its Diagnostics business and continue to supply customers under contract while seeking to transfer these commitments to other vendors as it sought to discontinue this business. Efforts to sell the assets of and discontinue the Diagnostics business resulted in the sale of the EIA product line to IVAX Diagnostics, Inc. in May 2002 and the sale of the coagulation product line to Trinity Biotech plc in August 2002. Efforts to sell other product lines and reduce inventories through sales to customers were concluded during the second quarter of 2003. Net income (loss) from discontinued operations of the Diagnostics business was $1.1, ($3.7) and ($12.1) for the years ended December 31, 2003, 2002 and 2001, respectively. The Company recorded an after-tax charge of $52.3 in 2002 as a result of discontinuing the Diagnostics business. Components of the Company’s charge for the year ended December 31, 2002 are as follows:

Year Ended December 31, 2002
Reduction of Asset Values:
Inventories	$40.2
Goodwill and other intangible assets	30.9
Property, plant and equipment	10.2
Cost of staff reductions	4.4
Other	6.8
Proceeds from disposition of discontinued operations	(6.1)

Loss before income tax benefit	86.4
Income tax benefit	(34.1)

Net loss on disposition of discontinued operations	$52.3

Operating results of the Diagnostics business through December 31, 2003 and the gain (loss) on the disposition of this business are included as discontinued operations in the Consolidated Statements of Income.

All activities related to discontinuing the Diagnostics business were completed in the second quarter of 2003. During 2003, the Company recorded an after-tax adjustment of $1.6 ($0.02 per share – diluted) reducing its original after-tax charge of $52.3 described above. This adjustment was due to reductions in inventory reserves and other costs to discontinue this business.

Management’s Discussion and Analysis (CONTINUED)

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

NON-GAAP FINANCIAL MEASURES

The Company uses certain non-GAAP financial measures to supplement its GAAP disclosures. The Company does not suggest investors should consider such non-GAAP financial measures in isolation from, or as a substitute for, GAAP financial information. These non-GAAP measures may not be consistent with the presentation by similar companies in the Company’s industry. Whenever the Company uses such non-GAAP measures, it provides a reconciliation of such measures to the most closely applicable GAAP measure.

With over 50% of sales denominated in currencies other than the U.S. dollar, the Company uses currency adjusted growth, and believes it is useful to investors, to judge the Company’s controllable local currency performance. While the Company is able to report currency impacts after the fact, it is unable to estimate the changes that may occur during 2004 to applicable rates of exchange. Any significant changes in currency exchange rates would likely have a significant impact on the Company’s reported growth rates due to the volume of the Company’s sales denominated in foreign currencies.

The Company also reports both GAAP and adjusted income amounts and comparisons to reflect what it believes are ongoing and/or comparable operating results excluding unusual and/or non-recurring items. The Company excludes these unusual and non-recurring items in judging its performance and believes this information is useful to investors as well.

FORWARD-LOOKING STATEMENTS

Management’s Discussion and Analysis and other sections of this Annual Report to shareholders should be read in conjunction with the consolidated financial statements and notes thereto. Except for historical information, the statements in this discussion may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risk and uncertainty, including financial, business environment and projections, as well as statements that are preceded by, followed by, or that include the words “believes,” “expects,” “anticipates,” “should” or similar expressions, and other statements contained herein regarding matters that are not historical facts. Additionally, the Annual Report to shareholders contains forward-looking statements relating to future performance, goals, strategic actions and initiatives and similar intentions and beliefs, including without limitation, statements regarding the Company’s expectations, goals, beliefs, intentions and the like regarding future sales, earnings, return on equity, share repurchases, capital expenditures and other matters. These statements involve assumptions regarding Company operations, investments, acquisitions and conditions in the markets the Company serves. Although the Company believes its expectations are based on reasonable assumptions, such statements are subject to risks and uncertainties, including, among others, certain economic, political and technological factors. Actual results could differ materially from those stated or implied in this Annual Report to shareholders, due to, but not limited to, such factors as (1) changes in pricing and the competitive environment, (2) other changes in the business environment in which the Company operates, (3) changes in research funding, (4) uncertainties surrounding government health care reform, (5) government regulations applicable to the business, (6) the impact of fluctuations in interest rates and foreign currency exchange rates, (7) the effectiveness of the Company’s further implementation of its global software systems, (8) the ability to retain customers, suppliers, and employees, (9) changes in worldwide tax rates or tax benefits from international operations and (10) the outcome of the matters described in Note 11 — Contingent Liabilities and Commitments to the consolidated financial statements. The Company does not undertake any obligation to update these forward-looking statements.

Consolidated Statements of Income

(In Thousands, Except Per Share Data)

	Years ended December 31,
	2003	2002	2001
Net sales	$1,298,146	$1,206,982	$1,114,488
Cost of products sold	627,437	592,447	532,266

Gross profit	670,709	614,535	582,222
Selling, general and administrative expenses	345,158	317,433	307,441
Research and development expenses	42,602	40,468	37,922
Gain on sale of Milwaukee facility	—	(29,342)	—
Interest, net	10,126	13,837	16,542
Purchased in-process research and development	—	—	1,200

Income from continuing operations before income taxes	272,823	272,139	219,117
Provision for income taxes	82,393	85,404	66,348

Net income from continuing operations	190,430	186,735	152,769
Discontinued operations:
Net income (loss) from operations of discontinued business	1,047	(3,736)	(12,064)
Net gain (loss) on disposition of discontinued operations	1,625	(52,285)	—

Net income	$193,102	$130,714	$140,705

Supplemental net income information
Net income from continuing operations	$190,430	$186,735	$152,769
Add back: goodwill amortization, net of taxes	—	—	5,070

Adjusted net income from continuing operations	$190,430	$186,735	$157,839

Weighted average number of shares outstanding — Basic	70,522	72,749	74,559
Weighted average number of shares outstanding — Diluted	71,126	73,412	75,175
Net Income per share — Basic
Net income from continuing operations	$2.70	$2.57	$2.05
Net income (loss) from operations of discontinued business	0.02	(0.05)	(0.16)
Net gain (loss) on disposition of discontinued operations	0.02	(0.72)	—

Net income	$2.74	$1.80	$1.89

Net Income per share — Diluted
Net income from continuing operations	$2.68	$2.54	$2.03
Net income (loss) from operations of discontinued business	0.01	(0.05)	(0.16)
Net gain (loss) on disposition of discontinued operations	0.02	(0.71)	—

Net income	$2.71	$1.78	$1.87

Supplemental net income per share — Diluted
Net income from continuing operations	$2.68	$2.54	$2.03
Add back: goodwill amortization, net of taxes	—	—	0.07

Adjusted net income from continuing operations	$2.68	$2.54	$2.10

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets

(In Thousands, Except Per Share Data)

	December 31,
	2003	2002
ASSETS
Current assets:
Cash and cash equivalents	$127,628	$52,382
Accounts receivable, less allowance for doubtful accounts of $5,239 and $6,072, respectively	178,241	175,356
Inventories	426,588	421,368
Other current assets	82,573	83,529
Current assets held for sale	—	385

Total current assets	815,030	733,020

Property, plant and equipment:
Land	40,628	37,600
Buildings and improvements	467,968	435,018
Machinery and equipment	535,672	496,594
Construction in progress	42,383	26,994
Less — accumulated depreciation	(539,261)	(460,409)

Property, plant and equipment, net	547,390	535,797

Goodwill, net	113,022	105,548
Other assets	72,800	70,278

Total assets	$1,548,242	$1,444,643

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable and current maturities of long-term debt	$66,648	$89,930
Accounts payable	73,371	69,184
Accrued payroll and payroll taxes	39,722	32,769
Accrued income taxes	32,007	25,949
Other accrued expenses	45,630	56,903
Current liabilities of discontinued operations	—	3,860

Total current liabilities	257,378	278,595

Long-term debt	176,259	176,805
Deferred post-retirement benefits	52,792	48,675
Other liabilities	62,552	58,394

Total liabilities	548,981	562,469

Stockholders’ equity:
Common stock, $1.00 par value; 200,000 shares authorized; 100,959 and 101,001 shares issued at December 31, 2003 and 2002, respectively; 69,101 and 71,253 shares outstanding at December 31, 2003 and 2002, respectively	100,959	101,001
Capital in excess of par value	47,198	45,751
Common stock in treasury, at cost, 31,858 and 29,748 shares at December 31, 2003 and 2002, respectively	(1,126,605)	(1,002,950)
Retained earnings	1,911,644	1,753,737
Accumulated other comprehensive income (loss)	66,065	(15,365)

Total stockholders’ equity	999,261	882,174

Total liabilities and stockholders’ equity	$1,548,242	$1,444,643

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders’ Equity

(In Thousands, Except Per Share Data)

	Common Stock	Capital in Excess of Par Value	Common Stock in Treasury	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders’ Equity	Comprehensive Income
Balance, December 31, 2000	$101,056	$41,129	$(756,968)	$1,532,044	$(57,986)	$859,275
Net income	—	—	—	140,705	—	140,705	$140,705
Other comprehensive loss — foreign currency translation	—	—	—	—	(21,447)	(21,447)	(21,447)

Comprehensive income	—	—	—	—	—	—	$119,258

Dividends ($.3325 per share)	—	—	—	(24,535)	—	(24,535)
Awards under deferred compensation plan	—	(372)	1,781	—	—	1,409
Shares exchanged for stock options	(16)	—	—	—	—	(16)
Exercise of stock options	—	2,616	25,607	—	—	28,223
Stock repurchases	—	—	(173,899)	—	—	(173,899)

Balance, December 31, 2001	101,040	43,373	(903,479)	1,648,214	(79,433)	809,715
Net income	—	—	—	130,714	—	130,714	$130,714
Other comprehensive income — foreign currency translation	—	—	—	—	68,388	68,388	68,388
Minimum pension liability	—	—	—	—	(4,320)	(4,320)	(4,320)

Comprehensive income	—	—	—	—	—	—	$194,782

Dividends ($.3450 per share)	—	—	—	(25,191)	—	(25,191)
Awards under deferred compensation plan	—	124	373	—	—	497
Shares exchanged for stock options	(39)	(1,872)	—	—	—	(1,911)
Exercise of stock options	—	4,126	25,299	—	—	29,425
Stock repurchases	—	—	(125,143)	—	—	(125,143)

Balance, December 31, 2002	101,001	45,751	(1,002,950)	1,753,737	(15,365)	882,174
Net income	—	—	—	193,102	—	193,102	$193,102
Other comprehensive income — foreign currency translation	—	—	—	—	81,798	81,798	81,798
Minimum pension liability	—	—	—	—	(368)	(368)	(368)

Comprehensive income	—	—	—	—	—	—	$274,532

Dividends ($.50 per share)	—	—	—	(35,195)	—	(35,195)
Awards under deferred compensation plan	—	8	390	—	—	398
Shares exchanged for stock options	(42)	(2,190)	—	—	—	(2,232)
Exercise of stock options	—	3,629	18,722	—	—	22,351
Stock repurchases	—	—	(142,767)	—	—	(142,767)

Balance, December 31, 2003	$100,959	$47,198	$(1,126,605)	$1,911,644	$66,065	$999,261

Common stock shares issued and common stock shares in treasury are summarized below:

	Common Stock Issued	Common Stock in Treasury
Balance, December 31, 2000	101,056	24,840
Awards under deferred compensation plan	—	(60)
Shares exchanged for stock options	(16)	—
Exercise of stock options	—	(818)
Stock repurchases	—	4,064

Balance, December 31, 2001	101,040	28,026
Awards under deferred compensation plan	—	(12)
Shares exchanged for stock options	(39)	—
Exercise of stock options	—	(850)
Stock repurchases	—	2,584

Balance, December 31, 2002	101,001	29,748
Awards under deferred compensation plan	—	(8)
Shares exchanged for stock options	(42)	—
Exercise of stock options	—	(632)
Stock repurchases	—	2,750

Balance, December 31, 2003	100,959	31,858

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

(In Thousands)

	Years ended December 31,
	2003	2002	2001
Cash flows from operating activities:
Net income	$193,102	$130,714	$140,705
Adjustments to reconcile net income to net cash provided by operating activities:
Net (income) loss from operations of discontinued business	(1,047)	3,736	12,064
Net (gain) loss on disposition of discontinued operations	(1,625)	52,285	—
Gain on sale of Milwaukee facility	—	(29,342)	—
Depreciation and amortization	69,267	66,326	66,452
Purchased in-process research and development	—	—	1,200
Deferred income taxes	4,281	7,799	4,746
Post-retirement benefits expense	3,338	4,818	4,314
Deferred compensation, net	(229)	(208)	(1,554)
Changes in assets and liabilities:
Decrease in accounts receivable	13,198	19,373	2,472
Decrease (increase) in inventories	24,577	29,773	(26,066)
Increase (decrease) in accrued income taxes	5,273	46,616	(33,711)
Other	(1,127)	13,354	(4,710)

Net cash provided by operating activities of continuing operations	309,008	345,244	165,912
Net cash (used in) provided by operating activities of discontinued business	(39)	5,998	(6,823)

Net cash provided by operating activities	308,969	351,242	159,089

Cash flows from investing activities:
Property, plant and equipment additions	(57,657)	(60,739)	(108,076)
Sale of equipment	3,862	4,177	1,382
Acquisitions of businesses	—	—	(37,223)
Proceeds from sale of Milwaukee facility	—	32,500	—
Proceeds from disposition of discontinued businesses	1,810	6,099	—
Other, net	(1,518)	(1,235)	80

Net cash used in investing activities of continuing operations	(53,503)	(19,198)	(143,837)
Net cash used in investing activities of discontinued business	—	(2,286)	(4,526)

Net cash used in investing activities	(53,503)	(21,484)	(148,363)

Cash flows from financing activities:
Net (repayment) borrowing of short-term debt	(23,282)	(180,452)	91,369
Issuance of long-term debt	—	—	77,261
Repayment of long-term debt	(546)	(1,248)	(228)
Payment of dividends	(35,195)	(25,191)	(24,535)
Treasury stock purchases	(142,767)	(125,143)	(173,899)
Exercise of stock options	18,041	24,324	24,196

Net cash used in financing activities	(183,749)	(307,710)	(5,836)

Effect of exchange rate changes on cash	3,529	(7,303)	1,689

Net change in cash and cash equivalents	75,246	14,745	6,579
Cash and cash equivalents at beginning of year	52,382	37,637	31,058

Cash and cash equivalents at end of year	$127,628	$52,382	$37,637

Supplemental disclosures of cash flow information:
Income taxes paid	$72,866	$26,635	$90,514
Interest paid, net of capitalized interest	12,955	16,167	18,182

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

($ In Thousands, Except Per Share Data)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:

Sigma-Aldrich Corporation (“the Company”) develops, manufactures and distributes the broadest range of high quality biochemicals and organic chemicals available in the world. These chemical products and kits are used in scientific and genomic research, biotechnology, pharmaceutical development, disease diagnosis and chemical manufacturing. The Company operates in 34 countries, manufacturing 40,000 of the 85,000 products it sells. The Company sells into over 150 countries, servicing over 60,000 accounts representing over one million individual customers.

Principles of Consolidation:

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Financial Instruments:

Except as described in Note 7, the Company has no financial instruments that have a materially different fair value than the respective instrument’s carrying value.

Revenue:

Revenue, which includes shipping and handling fees billed to customers, is recognized upon transfer of title of the product to the customer, which occurs upon shipment to the customer, and is not dependent upon any post-shipment obligations.

Research and Development:

Expenditures relating to the development of new products and processes, including significant improvements to existing products or processes, are expensed as incurred as research and development.

Cash and Cash Equivalents:

Cash and cash equivalents include cash on hand and investments with original maturities of less than three months.

Property, Plant and Equipment:

The cost of property, plant and equipment is depreciated over the estimated useful lives of the assets using the straight-line method with lives ranging from three to twelve years for machinery and equipment and fifteen to forty years for buildings and improvements. Depreciation expense was $67,179, $64,394 and $58,444 for the years ended December 31, 2003, 2002 and 2001, respectively. The Company capitalizes interest as part of the cost of constructing major facilities and equipment.

Goodwill:

In January 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). SFAS 142 requires the Company to assess goodwill for impairment rather than systematically amortize goodwill against earnings. The goodwill impairment test compares the fair value of a reporting unit to its carrying amount, including goodwill. The Company operates as one reporting unit and its fair value exceeds its carrying value, including goodwill. Therefore, the Company has determined that no impairment of goodwill existed at December 31, 2003 and 2002.

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

Stock Options:

In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB No. 123” (SFAS 148). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (SFAS 123) to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted the disclosure provisions of SFAS 148, however, the Company does not currently plan to adopt the fair value based method of accounting and plans to continue to use the intrinsic value methodology for stock-based employee compensation.

The Company can grant incentive and non-qualified stock options as well as stock appreciation rights, performance shares, restricted stock and other stock-based awards under the 2003 Long-Term Incentive Plan. To determine the pro-forma effects on net income and net income per share of the stock options granted, the Company first measures the total fair value of each option grant on the date of grant using the Black-Scholes option-pricing model. The Company then recognizes each grant’s total cost over the period that the options vest based on the determined fair value of each grant. Had compensation cost for the Company’s stock option plans been determined based on the fair value at the grant date, consistent with the provisions of SFAS 123, the Company’s reported and pro-forma net income and net income per share for the years ended December 31, 2003, 2002 and 2001 would have been as follows:

	2003	2002	2001
Net income — as reported	$193,102	$130,714	$140,705
Stock-based employee compensation expense, net of tax — pro-forma	(11,144)	(9,962)	(11,656)

Pro-forma net income	$181,958	$120,752	$129,049

Net income per share — Basic, as reported	$2.74	$1.80	$1.89
Net income per share — Basic, pro-forma	$2.58	$1.66	$1.73
Net income per share — Diluted, as reported	$2.71	$1.78	$1.87
Net income per share — Diluted, pro-forma	$2.56	$1.64	$1.72

The weighted-average assumptions under the Black-Scholes option-pricing model for 2003 are as follows: dividend yield of .97%, expected volatility of 30.6%, risk-free interest rate of 3.04% and expected life based on historical exercise periods of 6.7 years. The weighted-average assumptions for 2002 and 2001 are as follows: dividend yields of .82% and .85%, expected volatility of 30.5% and 30.4%, risk-free interest rates of 2.89% and 4.78% and expected life based on historical exercise of 6.1 and 6.5 years, respectively.

Notes to Consolidated Financial Statements (CONTINUED)

($ In Thousands, Except Per Share Data)

Foreign Currency Translation:

Assets and liabilities denominated in foreign currencies are translated at current exchange rates and profit and loss accounts are translated at weighted average exchange rates. Resulting translation gains and losses are included as a separate component of stockholders’ equity as accumulated other comprehensive income or loss.

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

Reclassifications:

The accompanying consolidated financial statements for prior years contain certain reclassifications to conform with the presentation used in 2003.

Effect of New Accounting Standards:

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (SFAS 143). SFAS 143 addresses the financial reporting and obligations associated with the retirement of tangible long-term assets and associated asset retirement costs. Adoption of SFAS 143 in 2003 did not have an impact on the Company’s consolidated financial statements for the year ended December 31, 2003.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS 146). SFAS 146 requires that a liability be recognized for those costs only when the liability is incurred and establishes fair value as the objective for the initial measurement of liabilities related to exit or disposal activities. The Company will apply the requirements of this Statement to all exit and disposal activities initiated after December 31, 2002.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (SFAS 150). SFAS 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity and is effective for financial instruments entered into or modified after May 31, 2003. For certain mandatory redeemable financial instruments, SFAS 150 will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatory redeemable financial instruments. Adoption of SFAS 150 did not have an impact on the Company’s consolidated financial statements for the year ended December 31, 2003.

In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (Revised 2003), “Employers’ Disclosures about Pensions and Other Post Retirement Benefits.” This Statement requires additional disclosures related to pension and other post-retirement benefits in the notes to the consolidated financial statements. The provisions of this Statement are effective for fiscal years ending after December 15, 2003. The Company adopted these provisions for the year ended December 31, 2003.

NOTE 2: ALLOWANCE FOR DOUBTFUL ACCOUNTS

Changes in the allowance for doubtful accounts for the years ended December 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Balance, beginning of year	$6,072	$6,176	$5,550
Additions to reserves	1,118	3,375	5,060
Deductions from reserves	1,951	3,479	4,434

Balance, end of year	$5,239	$6,072	$6,176

NOTE 3: INVENTORIES

The principal categories of inventories at December 31, 2003 and 2002 are as follows:

	2003	2002
Finished goods	$367,526	$360,914
Work in process	20,849	18,366
Raw materials	38,213	42,088

Total	$426,588	$421,368

Inventories are valued at the lower of cost or market. Costs for certain domestic inventories (27% of total inventories at December 31, 2003) are determined using the last-in, first-out method. Costs for other inventories are based on actual costs using purchase prices and costs to manufacture, which includes material, labor and overhead. If the value of all chemical inventories had been determined using actual cost as noted above, inventories would have been $545, $335 and $1,513 higher than reported at December 31, 2003, 2002 and 2001, respectively.

Notes to Consolidated Financial Statements (CONTINUED)

($ In Thousands, Except Per Share Data)

NOTE 4: INTANGIBLE ASSETS

The Company’s amortizable and unamortizable intangible assets at December 31, 2003 and 2002 are as follows:

	Cost		Accumulated Amortization
	2003	2002	2003	2002
Amortizable intangible assets:
Patents	$4,355	$3,897	$2,515	$2,188
Trademarks	8,270	8,270	5,431	4,537
Licenses	4,482	3,096	1,547	826
Other	4,881	4,794	4,023	3,742

Total	$21,988	$20,057	$13,516	$11,293

Unamortizable intangible
Assets - Goodwill	$138,240	$129,860	$25,218	$24,312

The Company recorded amortization expense of $2,088, $1,932 and $1,673 for the years ended December 31, 2003, 2002 and 2001, respectively, related to amortizable intangible assets. The Company expects to record annual amortization expense of approximately $2,100 in each of the next five years for intangible assets.

Changes in goodwill for 2003 are as follows:

Balance at December 31, 2002	$105,548
Impact of foreign exchange rates	7,474

Balance at December 31, 2003	$113,022

The effect of the adoption of SFAS 142 on reported net income is as follows:

	Years ended December 31,
	2003	2002	2001
Net income:
Net income from continuing operations	$190,430	$186,735	$152,769
Add back: goodwill amortization related to continuing operations, net of taxes	—	—	5,070

Adjusted net income from continuing operations	190,430	186,735	157,839
Net income (loss) from operations of discontinued business	1,047	(3,736)	(12,064)
Add back: goodwill amortization related to discontinued business, net of taxes	—	—	1,612

Adjusted net income before net gain (loss) on disposition of discontinued operations	191,477	182,999	147,387
Net gain (loss) on disposition of discontinued operations	1,625	(52,285)	—

Adjusted net income	$193,102	$130,714	$147,387

Net income per share — Basic:
Net income from continuing operations	$2.70	$2.57	$2.05
Add back: goodwill amortization related to continuing operations, net of taxes	—	—	0.07

Adjusted net income from continuing operations	2.70	2.57	2.12
Net income (loss) from operations of discontinued business	0.02	(0.05)	(0.16)
Add back: goodwill amortization related to discontinued business, net of taxes	—	—	0.02

Adjusted net income before net gain (loss) on disposition of discontinued operations	2.72	2.52	1.98
Net gain (loss) on disposition of discontinued operations	0.02	(0.72)	—

Adjusted net income	$2.74	$1.80	$1.98

Net income per share — Diluted:
Net income from continuing operations	$2.68	$2.54	$2.03
Add back: goodwill amortization related to continuing operations, net of taxes	—	—	0.07

Adjusted net income from continuing operations	2.68	2.54	2.10
Net income (loss) from operations of discontinued business	0.01	(0.05)	(0.16)
Add back: goodwill amortization related to discontinued business, net of taxes	—	—	0.02

Adjusted net income before net gain (loss) on disposition of discontinued operations	2.69	2.49	1.96
Net gain (loss) on disposition of discontinued operations	0.02	(0.71)	—

Adjusted net income	$2.71	$1.78	$1.96

Notes to Consolidated Financial Statements (CONTINUED)

($ In Thousands, Except Per Share Data)

NOTE 5: DISCONTINUED OPERATIONS

On April 23, 2002, the Company announced its decision to sell substantially all the assets of its Diagnostics business and continue to supply customers under contract while seeking to transfer these commitments to other vendors as it sought to discontinue this business. On April 22, 2003, the Company concluded all activity related to the Diagnostics business. The operations of the Diagnostics business are accounted for as discontinued operations, and accordingly, operating results, including cash flows, and related assets and liabilities of discontinued operations are segregated in the accompanying Consolidated Statements of Income, Consolidated Balance Sheets and Consolidated Statements of Cash Flows for all periods presented.

Operating results for the discontinued Diagnostics business are as follows:

	Years ended December 31,
	2003	2002	2001
Net sales	$3,586	$43,944	$64,959

Income (loss) before income taxes	$1,499	$(5,411)	$(17,484)
Income tax (expense) benefit	(452)	1,675	5,420

Net income (loss)	$1,047	$(3,736)	$(12,064)

The Company recorded a charge of $52,285, net of taxes, in 2002 as a result of discontinuing the Diagnostics business. Components of the Company’s charge for the year ended December 31, 2002 are as follows:

Year Ended December 31, 2002
Reduction of Asset Values:
Inventories	$40,234
Goodwill and other intangible assets	30,860
Property, plant and equipment	10,252
Cost of staff reductions	4,374
Other	6,800
Proceeds from disposition of discontinued operations	(6,099)

Loss before income tax benefit	86,421
Income tax benefit	(34,136)

Net loss on disposition of discontinued operations	$52,285

During 2003, the Company recorded an after-tax adjustment of $1,625 ($0.02 per share – diluted) reducing its original after-tax charge of $52,285 described above. This adjustment was due to reductions in inventory reserves and other costs to discontinue this business.

Assets of this discontinued operation were written down to an expected net realizable value when the Company announced it decision to sell substantially all the assets of its Diagnostics business and continue to supply customers under contract for a period of up to one year, while it sought to transfer these commitments to other vendors. The Company’s Diagnostics inventories became impaired as customers immediately looked for alternative sources of supply for their needs. Liabilities associated with this discontinued operation were estimated based on information available at December 31, 2002.

At December 31, 2003, there were no assets or liabilities of discontinued operations, as all activities related to discontinuing the Diagnostics business were completed during the second quarter of 2003. At December 31, 2002, assets of discontinued operations totaled $385. Current liabilities of discontinued operations at December 31, 2002 included costs to meet contractual and other obligations and costs of staff reductions.

Notes to Consolidated Financial Statements (CONTINUED)

($ In Thousands, Except Per Share Data)

NOTE 6: NOTES PAYABLE

The Company has short-term credit facilities totaling $300,000, consisting of a 364-day committed facility in the amount of $150,000 expiring on December 6, 2004 and a five-year committed facility in the amount of $150,000 expiring on December 11, 2006. These facilities support the Company’s commercial paper program. The facilities are provided by a syndicate of banks. The Company did not have any borrowings outstanding under these facilities at December 31, 2003 and 2002. The syndicated facilities contain financial covenants that require the maintenance of net worth of at least $750,000 and a ratio of debt to total capitalization of no more than 45%. The Company is in compliance with these covenants. The Company intends to renew all or a majority of these facilities as they expire.

At December 31, 2003 and 2002, the Company had commercial paper outstanding of $58,000 and $80,000, respectively, with average interest rates of 1.1% and 1.5%, respectively. Notes payable by international subsidiaries were $7,452 and $9,262 at December 31, 2003 and 2002, respectively. The notes are payable in local currencies with a weighted average interest rate of 0.7% at both December 31, 2003 and 2002.

NOTE 7: LONG-TERM DEBT

Long-term debt consists of the following:

	December 31,
	2003	2002
7.687% Senior Notes, due September 12, 2010	$100,000	$100,000
5.16% Senior Notes, due November 20, 2006	75,000	75,000
Other	2,455	2,473

Total	177,455	177,473
Less-Current maturities	(1,196)	(668)

	$176,259	$176,805

The Company, at its option, may redeem all or any portion of the Senior Notes by notice to the holder and by paying a make whole amount to the holder as compensation for loss of future interest income. The Senior Notes contain financial covenants that require the maintenance of net worth of at least $750,000 and a ratio of debt to total capitalization of no more than 55%. The Company is in compliance with these covenants.

Total interest expense incurred on short-term and long-term debt, net of amounts capitalized, was $11,995, $15,295 and $18,161 in 2003, 2002 and 2001, respectively.

The fair value of long-term debt for the Company, including current maturities, was approximately $189,891 and $192,217 at December 31, 2003 and 2002, respectively, based upon a discounted cash flow analysis using current market interest rates.

NOTE 8: FINANCIAL DERIVATIVES AND RISK MANAGEMENT

The Company transacts business in many parts of the world and is subject to risks associated with changing foreign currency exchange rates. The Company’s objective is to minimize the impact of foreign currency exchange rate changes during the period of time between the original transaction date and its cash settlement. Accordingly, the Company enters into forward currency exchange contracts in order to stabilize the value of certain receivables and payables denominated in foreign currencies. The Company does not enter into foreign currency transactions for speculative trading purposes. The Company’s policy is to manage the risks associated with existing receivables, payables and commitments.

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

The notional amount of open forward exchange contracts at December 31, 2003 and 2002 was $154,834 and $227,809, respectively.

NOTE 9: LEASE COMMITMENTS

The Company and its subsidiaries lease manufacturing, office and warehouse facilities and computer equipment under non-cancelable operating leases expiring at various dates. Rent charged to operations was $27,485, $27,061 and $22,916 in 2003, 2002 and 2001, respectively. Minimum rental commitments for non-cancelable leases in effect at December 31, 2003, are as follows:

2004	$21,577
2005	17,200
2006	13,477
2007	9,185
2008	8,270
2009 and thereafter	19,752

Notes to Consolidated Financial Statements (CONTINUED)

($ In Thousands, Except Per Share Data)

NOTE 10: INCOME TAXES

The components of income from continuing operations before income taxes consists of the following for years ended December 31:

	2003	2002	2001
United States operations	$200,660	$216,349	$174,502
International operations	72,163	55,790	44,615

Total income before taxes	$272,823	$272,139	$219,117

The provision for income taxes from continuing operations consists of the following for years ended December 31:

	2003	2002	2001
Current:
Federal	$62,199	$54,860	$44,941
State and local	4,620	4,079	5,256
International	13,865	20,747	11,405

Total current	80,684	79,686	61,602

Deferred:
Federal	(7,234)	9,537	2,381
State and local	(55)	1,764	326
International	8,998	(5,583)	2,039

Total deferred	1,709	5,718	4,746

Provision for income taxes	$82,393	$85,404	$66,348

The items accounting for the difference between income taxes computed at the U.S. federal statutory rate and the Company’s effective tax rate are as follows for years ended December 31:

	2003	2002	2001
Statutory tax rate	35.0%	35.0%	35.0%
EIE/FSC benefits	(3.8)	(3.0)	(4.4)
State and local income taxes, net of federal benefits	0.9	1.3	2.1
Research and development credits	(1.0)	(1.0)	(1.4)
International taxes	(1.4)	(1.9)	(0.8)
Other, net	0.5	1.0	(0.2)

Total effective tax rate on continuing operations	30.2%	31.4%	30.3%

The Extraterritorial Income Exclusion (EIE) on the Company’s U.S. export sales provided benefit in 2003 and 2002 and replaced the Foreign Sales Corporation (FSC) benefit provided in 2001. The EIE lowered the effective tax rate on income from U.S. export sales and produced approximately the same benefit as the FSC. The higher EIE benefit in 2003 and FSC benefit in 2001 resulted from prior year redeterminations. Research and development credits are a benefit of the Company’s commitment of resources to new and enhanced products. The international tax rate reduction in 2002 is a result of a non-recurring tax benefit.

Undistributed earnings of the Company’s foreign subsidiaries amounted to approximately $203 million at December 31, 2003. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to various foreign countries. The Company intends to periodically make distributions from its foreign subsidiaries to its U.S. parent. These distributions will only be made at such time that they are deemed to be tax efficient. The Company does not anticipate any additional U.S. tax liability above that which has been previously recorded.

Deferred income tax provisions reflect the effect of temporary differences between financial statement and tax reporting of income and expense items. The net deferred tax liabilities at December 31 result from the following temporary differences:

	2003	2002
Deferred tax assets:
Inventories	$32,237	$29,405
Post-retirement benefits and employee benefits	19,671	21,424
Amortization	16,960	20,128

Total deferred tax assets	68,868	70,957
Deferred tax liabilities:
Property, plant and equipment	(57,901)	(58,735)
Pension benefits	(12,612)	(12,033)
Other	(4,088)	(4,213)

Total deferred tax liabilities	(74,601)	(74,981)

Net deferred tax liabilities	$(5,733)	$(4,024)

Deferred tax assets and liabilities in the preceding table, netted by taxing jurisdiction, are included in the following captions in the Consolidated Balance Sheets at December 31, 2003 and 2002:

	2003	2002
Other current assets	$41,346	$38,133
Other assets	12,994	16,854
Other accrued expenses	(10,106)	(12,942)
Other liabilities	(49,967)	(46,069)

Net deferred tax liabilities	$(5,733)	$(4,024)

Notes to Consolidated Financial Statements (CONTINUED)

($ In Thousands, Except Per Share Data)

NOTE 11: CONTINGENT LIABILITIES AND COMMITMENTS

Environmental Matters

The operations of the Company, like those of other companies engaged in similar lines of business, are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations primarily relate to worker safety, air and water quality and waste handling. The Company is in discussions with the United States Department of Justice on behalf of the Environmental Protection Agency (EPA) for a civil penalty based on alleged violations of Title VI of the Clean Air Act (40 C.F.R. Part 82). Various violations have been claimed by the EPA relating to the release of certain refrigerants from industrial appliances and record keeping violations associated with such releases. No suit has been filed while the Company and the United States Attorney and EPA are negotiating any civil penalties and/or future compliance plans. The Company currently expects any settlement (or penalties if no settlement is reached) to exceed $100 and has established a reserve, which it believes is appropriate under the circumstances. The Company believes that the ultimate resolution of this matter would not have a material adverse effect on its consolidated financial condition or on its results of operations in any given quarter or year.

Other Matters

The Company is involved in legal and regulatory proceedings generally incidental to its business, as described below:

Insurance and Other Contingent Liabilities and Commitments

As previously disclosed, the Company is a defendant in several lawsuits and claims related to the normal conduct of its business, including lawsuits and claims related to product liability and personal injury matters. The Company has self-insured retention limits and has obtained insurance to provide coverage above the self-insured limits for pending product liability and personal injury claims, subject to certain limits and exclusions. Reserves have been provided to cover expected payments for these self-insured amounts at December 31, 2003.

In one group of lawsuits and claims, the Company, as well as others engaged in manufacturing and distributing similar products, is a defendant in multiple claims alleging injuries from exposure to various chemicals by a limited number of employees of one electronics manufacturer.

In the other group of lawsuits and claims, the Company provided a product for use in research activities in developing various vaccines at pharmaceutical companies. The Company, together with other manufacturers and distributors offering the same product and several pharmaceutical companies, has been named as a defendant and served in 262 lawsuits, of which 23 lawsuits have been dismissed to date. Several of the outstanding suits have been stayed by various state and federal courts pending a decision on coverage available under a Federal government relief program, which is not expected before July 2004.

In all cases, the Company believes its products in question were restricted to research use and that proper information for safe use of the products was provided to the customer.

The Company believes its reserves and insurance are sufficient to provide for claims received through December 31, 2003. While the outcome of the current claims cannot be predicted with certainty, the possible outcome of the claims is reviewed at least quarterly and reserves adjusted as deemed appropriate based on these reviews. Based on current information available, the Company believes that the ultimate resolution of these matters will not have a material adverse effect on its consolidated financial condition but could have a material adverse effect on the Company’s results of operations in any given quarter or year. Future claims related to the use of these categories of products may not be covered in full by the Company’s insurance program.

As previously disclosed, the Company and its subsidiary, Sigma Chemical Company, Inc., are two of numerous defendants named in a lawsuit filed by Enzo Biochem, Inc. and Enzo Life Sciences, Inc. (“Enzo”) on October 23, 2002 in the United States District Court for the Southern District of New York. Subsequently, on or about January 15, 2003, Enzo filed its First Amended Complaint and, among other things, added Sigma-Aldrich Company and Sigma-Aldrich, Inc. as additional defendants to the lawsuit. On or about May 28, 2003, based upon an Order entered by the District Court, Enzo filed separate complaints against the various defendants, including a separate Complaint naming Sigma-Aldrich Corporation, Sigma Chemical Company, Inc., Sigma-Aldrich Company, Sigma-Aldrich, Inc. and Yale University as defendants. In the lawsuit, Enzo alleges, among other things, that the various Sigma defendants breached two distributorship

Notes to Consolidated Financial Statements (CONTINUED)

($ In Thousands, Except Per Share Data)

NOTE 11: CONTINGENT LIABILITIES AND COMMITMENTS (continued)

agreements, violated Section 43(a) of the Lanham Act, and are infringing upon various patents. Enzo alleges that the Sigma entities manufacture, use, offer for sale, sell, and market certain products that infringe upon the claims of nine U.S. Patents owned by and/or licensed to Enzo. The complaint seeks actual and enhanced damages but does not specify the amount sought. Limited discovery has occurred to date. A trial date has not been set. The Company believes there are substantial legal defenses to the allegations contained in the complaint, but cannot predict the likely outcome of the lawsuit. On or about July 16, 2003, Sigma filed a motion to dismiss the allegations of patent infringement pleaded in count 2 of the complaint in so far as they allege infringement of the four Ward Patents identified in the complaint on the grounds that the plaintiffs allegedly lack standing to prosecute such claims, and to dismiss all patent infringement claims that plaintiff Enzo Life Sciences, Inc. pleaded in count 2 of the complaint on the grounds that Enzo Life Sciences, Inc. lacks standing to prosecute such claims. The Court heard oral arguments on the motions on October 16, 2003, and took the motions under advisement. Although the Company intends to vigorously defend against the allegations asserted in the lawsuit, given the inherent uncertainty of litigation and the very early stage of the proceedings, it is unable to predict the ultimate resolution of this matter. Based on current information available, the Company believes that the ultimate resolution of this matter would not have a material adverse effect on its consolidated financial condition but could have a material adverse effect on the Company’s results of operations in any given quarter or year.

Property Acquisition by Legal Authority

In December 2002, the State of Wisconsin’s Department of Transportation (“WISDOT”) acquired the Company’s major production facility in Milwaukee as part of the State’s overall project to reconstruct the Marquette Interchange section of that city’s freeway system. In separate agreements, WISDOT has agreed to permit the Company to lease and continue to operate that existing production facility through September 30, 2005, during which time the Company intends to design, construct and occupy replacement facilities adjacent to other local sites it currently owns.

The Company received $32,500 in cash and recorded a one-time pretax gain of $29,342 in 2002. The Company began to reinvest the proceeds from the sale of the Milwaukee facility, Wisconsin Department of Commerce enterprise tax credits, other government-provided funds or tax credits it receives in connection with the replacement facility and additional funds from its ongoing capital budgets to construct replacement facilities by mid-2005, commencing construction in August 2003. Management expects productivity from the more modern and cost-effective design of its new facilities to fully offset all incremental costs upon completion of the new facilities in mid-2005. The Company believes that it will be able to avoid potential business interruptions by constructing and occupying fully functional replacement facilities by mid-2005 and has been successful in extending the date by which it must vacate its existing facility to September 30, 2005 in order to provide extra protections against unknown contingencies. However, any such interruptions could have a material adverse effect on the Company’s business and results of operations.

Export Matter Settlement

On November 4, 2002, the Company, its wholly-owned subsidiary Research Biochemicals, Inc. (“RBI”) and an intermediate subsidiary reached a formal agreement with the U.S. Department of Commerce (the “Department”) to settle allegations that they had exported certain scientific research toxins without first obtaining requisite licenses from the Department. This matter was inherited through the Company’s acquisition of the assets of Research Biochemicals Limited Partnership in April 1997 and was discovered and corrected in April 1998. RBI has since applied for and received licenses for all subsequent shipments of such toxins. RBI paid $1,760 to the Department in 2002 to dispose of this matter.

Except as noted above, at December 31, 2003, there were no other known contingent liabilities that management believes could have a material adverse effect on the Company’s results of operations or financial condition, nor were there any material commitments outside of the normal course of Business. Material commitments in the normal course of business include notes payable, long-term debt, lease commitments and pension and other post-retirement benefit obligations which are disclosed in Note 6, Note 7, Note 9 and Note 14, respectively, to the consolidated financial statements for the year ended December 31, 2003.

Notes to Consolidated Financial Statements (CONTINUED)

($ In Thousands, Except Per Share Data)

NOTE 12: COMMON STOCK

The Company’s 2003 Long-Term Incentive Plan (2003 LTIP), which replaced the Share Option Plan of 2000, the 1998 Directors’ Non-Qualified Share Option Plan and the Incentive Stock Bonus Plan (collectively, the “Other Plans”), permits the granting of incentive or nonqualified stock options as well as stock appreciation rights, performance shares, restricted stock and other stock-based awards. The 2003 LTIP permits the distribution of up to 5,500,000 shares of the Company’s common stock, subject to increase for any shares forfeited under the Other Plans after the effective date of the 2003 LTIP. Shares issued under the 2003 LTIP may be authorized and unissued shares or treasury shares. This plan permits the award of non-qualified stock options to those members of the Board of Directors who are not employees of the Company. Under this plan, non-employee Directors will receive an initial option to purchase 10,000 shares of common stock on the date of his or her initial election as a Director. Additional awards of options to purchase 4,000 shares are made to each eligible Director on the day after each annual shareholders’ meeting if the non-employee Director has served on the Board of Directors for at least six months. Under this plan, incentive stock options may only be granted to employees of the Company or its subsidiaries, and a participant may not hold incentive stock options with a fair market value, determined as of the grant date, in excess of $100 in the year in which they are first exercisable if this limitation is necessary to qualify the option as an incentive stock option. Incentive and non-qualified stock options may not have an option price of less than the fair market value of the shares at the date of the grant. Options generally become exercisable one year following the grant date and expire ten years after the grant date. Options granted in 2003 for 853,850 shares become exercisable over a one to five year period. Including shares forfeited, 4,683,725 shares of the Company’s common stock remained to be awarded at December 31, 2003 under this plan.

There were no options granted in 2003 under the 1998 Directors’ Non-Qualified Share Option Plan. Options granted in 2002 and 2001 to purchase 8,000 and 44,000 shares, respectively, become exercisable over one to five years at prices ranging from $28.625 to $50.63 per share.

There were no options granted in 2003 under the 2000 Share Option Plan. Options granted in 2002 and 2001 to purchase 1,054,700 and 58,500 shares, respectively, become exercisable over one to five years at prices ranging from $39.53 to $50.63 per share.

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 12/31/03	Wtd. Avg. Remaining Contractual Life	Wtd. Avg. Exercise Price Per Share	Number Exercisable at 12/31/03	Wtd. Avg. Exercise Price Per Share
$18.125 to $25.50	177,470	21.73 months	$22.77	177,470	$22.77
$26.1875 to $33.125	494,706	58.25 months	27.82	444,706	27.85
$36.00 to $42.87	1,298,959	71.97 months	36.85	1,182,309	36.88
$44.125 to $50.63	1,044,400	101.42 months	50.49	693,950	50.46
$51.50 to $54.32	842,600	113.77 months	51.72	41,000	51.57

	3,858,135	85.00 months	$41.98	2,539,435	$38.26

A summary of the combined activity and balances for the Company’s stock options for all plans as of December 31, 2003, 2002 and 2001 and changes during the years ended on those dates is as follows:

	2003		2002		2001
	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price
Options outstanding, beginning of year	3,766,515	$37.87	3,565,183	$32.39	4,363,121	$31.44
Options granted	853,850	51.72	1,114,500	50.40	111,500	41.61
Options exercised	(635,180)	31.92	(849,668)	30.88	(818,188)	29.43
Options cancelled	(127,050)	36.38	(63,500)	42.13	(91,250)	35.32

Options outstanding, end of year	3,858,135	$41.98	3,766,515	$37.87	3,565,183	$32.39

Options exercisable at year-end	2,539,435	$38.26	2,696,015	$32.81	3,327,383	$32.08
Weighted average fair value of options granted during the year	$17.26		$16.22		$15.47

The Company has outstanding one common share purchase right (a “Right”) for each outstanding share of common stock of the Company. Generally, if any person or group acquires 15% or more of the Company’s outstanding voting stock without prior written consent of the Company’s Board of Directors, these Rights become exercisable.

Notes to Consolidated Financial Statements (CONTINUED)

($ In Thousands, Except Per Share Data)

NOTE 13: COMPANY OPERATIONS BY BUSINESS UNIT

The Company consists of three business units, which define the Company’s approach to serving customers rather than any internal division used to allocate resources or assess performance. The Company’s Chief Operating Decision Maker and Board of Directors only review net sales for the Company’s three business units. The Company’s Chief Operating Decision Maker and Board of Directors review profit and loss information on a consolidated basis to assess performance, make overall operating decisions and make resource allocations. The Company’s business units are closely interrelated in their activities and share services such as order entry, billing, tech services, internet, purchasing, inventory control and share production and distribution facilities. As a result, it is impractical and provides no value to allocate costs of these services to the business units. Additionally, the Company’s Chief Operating Decision Maker, Chief Financial Officer and three business unit presidents participate in a cash bonus program which rewards performance based upon consolidated Company results for sales growth, operating income growth and return on assets. Based on these factors, the Company concludes that it operates in one segment. Net sales by business unit are as follows:

	2003	2002	2001
Scientific Research	$768,680	$712,744	$666,755
Biotechnology	294,310	269,869	240,163
Fine Chemicals	235,156	224,369	207,570

Total	$1,298,146	$1,206,982	$1,114,488

The United States sales to unaffiliated customers presented in the summary below include sales to international markets as follows:

Year	Amount	Year	Amount	Year	Amount
2003	$35,852	2002	$37,194	2001	$35,620

	2003	2002	2001
Net sales to unaffiliated customers:
United States	$563,315	$585,731	$562,765
International	734,831	621,251	551,723

Total	$1,298,146	$1,206,982	$1,114,488

Long-lived assets at December 31:
United States	$377,390	$387,031	$399,844
International	220,043	192,124	161,440
Long-lived assets of discontinued operations	—	—	11,265

Total	$597,433	$579,155	$572,549

Notes to Consolidated Financial Statements (CONTINUED)

($ In Thousands, Except Per Share Data)

NOTE 14: PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

The Company maintains several retirement plans covering substantially all U.S. employees and employees of certain international subsidiaries. Pension benefits are generally based on years of service and compensation. The Company also maintains post-retirement medical benefit plans covering most of its U.S. employees. Benefits are subject to deductibles, co-payment provisions and coordination with benefits available under Medicare. The recent Medicare reform legislation scheduled to go into effect in 2006 may reduce the post-retirement medical benefit plans’ ultimate liabilities by adding coverage for prescription drugs. The Company has chosen to defer accounting for this legislation, pending final accounting guidance. Accordingly, any calculation of the accrued post-retirement medical benefit obligation or net periodic post-retirement medical benefit cost in the Company’s consolidated financial statements or accompanying notes thereto do not reflect the effects, if any, of the Medicare changes on the related plans. Specific guidance on the accounting may require the Company to change previously reported information. The Company may amend any of the plans periodically to reflect legislative or other benefit changes.

The following chart summarizes the balance sheet impact, as well as the benefit obligations, assets, funded status and rate assumptions associated with the pension and post-retirement medical benefit plans.

	Pension Plans				Post-Retirement Medical Benefit Plans
	United States		International
	2003	2002	2003	2002	2003	2002
Reconciliation of funded status of the plans and the amounts included in the Company’s Consolidated Balance Sheets at December 31:
Change in benefit obligations
Beginning obligations	$61,091	$58,380	$80,291	$61,389	$47,386	$43,287
Service cost	3,365	3,256	3,825	3,701	1,995	1,847
Interest cost	3,967	3,974	4,415	3,908	3,138	2,971
Plan participant contributions	—	—	1,821	1,570	—	—
Amendments/New plans	—	—	—	—	51	—
Foreign currency exchange rate changes	—	—	9,150	10,788	—	—
Actuarial (gains)/losses	5,394	1,706	5,726	153	2,905	1,629
Effect of curtailment — Diagnostics participants	—	(141)	—	—	—	(553)
Effect of settlement — Diagnostics participants	—	(774)	—	—	—	—
Benefits paid	(3,799)	(5,310)	(1,097)	(1,218)	(1,795)	(1,795)

Ending obligations	$70,018	$61,091	$104,131	$80,291	$53,680	$47,386

Changes in plans’ assets
Beginning fair value	$60,189	$70,395	$70,211	$60,628	$—	$—
Actual return on plans’ assets	15,884	(9,159)	3,519	(4,819)	—	—
Foreign currency exchange rate changes	—	—	7,926	10,861	—	—
Employer contributions	5,349	5,037	3,986	3,189	1,795	1,795
Plan participant contributions	—	—	1,821	1,570	—	—
Effect of settlement — Diagnostics participants	—	(774)	—	—	—	—
Benefits paid	(3,799)	(5,310)	(1,097)	(1,218)	(1,795)	(1,795)

Ending fair value	$77,623	$60,189	$86,366	$70,211	$—	$—

Balance sheet amount
Funded status	$7,605	$(902)	$(17,765)	$(10,080)	$(53,680)	$(47,386)
Unrecognized net actuarial (gains) losses	20,957	28,127	21,840	14,129	2,404	(501)
Unrecognized prior service cost	4,096	4,687	2,138	2,070	51	—
Unrecognized net transition asset	(79)	(159)	—	—	—	—
Additional liability	—	—	(7,960)	(7,563)	—	—

Net balance sheet asset/(liability)	$32,579	$31,753	$(1,747)	$(1,444)	$(51,225)	$(47,887)

Assumptions as of December 31 measurement dates (weighted average rates for international plans) are as follows:
Discount rate	6.00%	6.75%	4.80%	4.80%	6.00%	6.75%
Expected rate of return on plan assets	8.25%	9.50%	6.30%	6.30%	n/a	n/a
Compensation rate increase	3.50%	4.25%	3.70%	3.60%	n/a	n/a

Notes to Consolidated Financial Statements (CONTINUED)

($ In Thousands, Except Per Share Data)

NOTE 14: PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS (continued)

The accumulated benefit obligation of the U.S. pension plan was $62,462 and $54,672 at December 31, 2003 and 2002, respectively. The components of the net periodic benefit costs are as follows:

	Pension Plans						Post-Retirement Medical Benefit Plans
	United States			International
	2003	2002	2001	2003	2002	2001	2003	2002	2001
Service cost	$3,365	$3,256	$2,858	$3,825	$3,701	$3,034	$1,995	$1,847	$1,582
Interest cost	3,967	3,974	4,129	4,415	3,908	2,932	3,138	2,971	2,787
Expected return on plan assets	(4,774)	(6,467)	(6,565)	(4,688)	(4,729)	(3,943)	—	—	—
Plan settlement and curtailment	—	471	—	—	—	—	—	—	—
Amortization	1,966	876	525	979	276	131	—	—	(55)

Net periodic benefit cost	$4,524	$2,110	$947	$4,531	$3,156	$2,154	$5,133	$4,818	$4,314

Pension Plans

For its U.S. pension plan, the Company selects the expected long-term rate of return on assets in consultation with the Plan’s investment advisors and actuary. This rate is intended to reflect the expected average rate of earnings on the funds invested or to be invested to provide plan benefits. The plan is assumed to continue in force for as long as the assets are expected to be invested. In estimating the expected long-term rate of return on assets, appropriate consideration is given to historical performance for the major asset classes held or anticipated to be held by the Plan and to current forecasts of future rates of return for those asset classes. Cash flow and expenses are taken into consideration to the extent that the expected return would be affected by them. Because assets are held in a qualified trust, expected returns are not reduced for taxes. The Company is not required and does not expect to make contributions to the trust in 2004.

The assets of the U.S. pension plan are invested in institutionally acceptable investments to produce a prudently diversified portfolio. The trust fund is sufficiently diversified to maintain a reasonable level of risk without sacrificing return, with a targeted asset allocation as follows:

Equity securities	70 - 85%
Debt securities	15 - 30%

The Company has engaged an Investment Manager and Trustee, who has the responsibility of selecting investment fund managers with demonstrated experience and expertise, and funds with demonstrated historical performance meeting the Plan’s investment strategy. The Investment Manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

The U.S. pension plan’s weighted average asset allocations at December 31, 2003 and 2002 by asset category are as follows:

Asset Category	2003	2002
Equity securities	79%	70%
Debt securities	21%	30%

Total	100%	100%

Post-Retirement Medical Benefit Plans

Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement medical benefit plans. Medical costs were assumed to increase at an annual rate of 11.0% in 2003, decreasing ratably to a growth rate of 5.0% in 2009 and remaining at 5.0% per year thereafter. The effects of a one-percentage point decrease in the assumed health care cost trend rates on the aggregate service and interest cost components and on the post-retirement benefit obligations are decreases of $230 and $2,130, respectively. The effects of a one-percentage point increase on the aggregate service and interest cost components and on the post-retirement benefit obligations are increases of $230 and $2,220, respectively. Benefits are funded as claims are paid.

401(k) Retirement Savings Plan

The Company’s 401(k) retirement savings plan provides retirement benefits to eligible U.S. employees in addition to those provided by the pension plan. The plan permits participants to voluntarily defer a portion of their compensation, subject to Internal Revenue Code limitations. The Company also contributes a fixed amount per year to the account of each eligible employee plus a percentage of the employee’s salary deferral. The Company’s policy is to fully fund this plan. The cost for this plan was $5,795, $5,708, and $5,553 for the years ended December 31, 2003, 2002 and 2001, respectively.

Notes to Consolidated Financial Statements (CONTINUED)

($ In Thousands, Except Per Share Data)

NOTE 15: EARNINGS PER SHARE

A reconciliation of basic and diluted earnings per share, together with the related shares outstanding for the years ended December 31 are as follows:

	2003	2002	2001
Net income available to common shareholders
Net income from continuing operations	$190,430	$186,735	$152,769
Net income (loss) from operations of discontinued business	1,047	(3,736)	(12,064)
Net gain (loss) on disposition of discontinued operations	1,625	(52,285)	—

Net income	$193,102	$130,714	$140,705

Weighted average shares
Basic shares	70,522	72,749	74,559
Effect of dilutive securities — options outstanding	604	663	616

Diluted shares	71,126	73,412	75,175

Net income per share — Basic
Net income from continuing operations	$2.70	$2.57	$2.05
Net income (loss) from operations of discontinued business	0.02	(0.05)	(0.16)
Net gain (loss) on disposition of discontinued operations	0.02	(0.72)	—

Net income	$2.74	$1.80	$1.89

Net income per share — Diluted
Net income from continuing operations	$2.68	$2.54	$2.03
Net income (loss) from operations of discontinued business	0.01	(0.05)	(0.16)
Net gain (loss) on disposition of discontinued operations	0.02	(0.71)	—

Net income	$2.71	$1.78	$1.87

NOTE 16: ACQUISITIONS

On February 16, 2001, the Company acquired the stock of Isotec, Inc., a leading producer and supplier of stable isotopes and isotopically labeled compounds used in life science research, medical diagnostics and PET imaging applications. The purchase price was approximately $37,200.

The above transaction has been accounted for using the purchase method of accounting and accordingly is included in the Company’s consolidated financial statements from the date of acquisition. The acquisition was immaterial for pro-forma presentation requirements.

NOTE 17: PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT

Pretax charges for purchased in-process research and development (IPR&D) from the acquisition of Isotec, Inc. amounted to $1,200 in 2001. IPR&D represents the value assigned to research and development projects of the acquired business that had commenced but had not yet been completed at the date of acquisition.

It is the Company’s belief that the projects in process were currently not technologically feasible and the projects had no alternative future use for the Company and accordingly the amount of purchase price assigned to these projects was immediately written off to the income statement. The method used to determine the value of IPR&D was a net present value cash flow method.

NOTE 18: SHARE REPURCHASES

At December 31, 2003 and December 31, 2002, the Company had repurchased a total of 35.0 million shares and 32.2 million shares, respectively. During 2003, the Company was authorized to increase its share repurchase program from 35 million to 40 million shares. There were 69.1 million shares outstanding as of December 31, 2003. The Company expects to acquire the remaining 5.0 million authorized shares, however, the timing of the repurchases and number of shares repurchased, if any, will depend upon market conditions and other factors.

INDEPENDENT AUDITORS’ REPORT

To Sigma-Aldrich Corporation:

We have audited the accompanying consolidated balance sheets of Sigma-Aldrich Corporation (a Delaware corporation) and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sigma-Aldrich Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” in the year ending December 31, 2002.

/s/	KPMG LLP

St. Louis, Missouri

February 6, 2004

Selected Financial Data

(Unaudited)

Common Stock Data (per share):

	2003 Price Range		2002 Price Range		Dividends
	High	Low	High	Low	2003	2002
First Quarter	$49.10	$41.17	$48.20	$38.16	$0.090	$0.085
Second Quarter	56.63	43.00	51.45	43.67	$0.090	$0.085
Third Quarter	57.00	51.98	52.80	39.00	$0.160	$0.085
Fourth Quarter	57.46	51.65	51.72	41.53	$0.160	$0.090

The common stock is traded on the National Market System (“NMS”) of the National Association of Securities Dealers Automated Quotation System (“NASDAQ”). The trading symbol is SIAL.

Options in the Company’s common stock are traded on the Chicago Board Options Exchange. On March 5, 2004, there were 1,036 record holders of the Company’s common stock.

See Management’s Discussion and Analysis related to items affecting the comparability of results and accounting changes for the financial data presented below.

Annual Financial Data (in millions, except per share data):

	2003	2002	2001	2000	1999
Net sales	$1,298.1	$1,207.0	$1,114.5	$1,034.4	$989.5
Net income from continuing operations	190.4	186.7	152.8	150.1	148.6
Per share:
Net income from continuing operations — Basic	2.70	2.57	2.05	1.80	1.48
Net income from continuing operations — Diluted	2.68	2.54	2.03	1.80	1.47
Dividends	0.5000	0.3450	0.3325	0.3150	0.2950
Total assets	1,548.2	1,389.7	1,439.8	1,347.7	1,432.0
Long-term debt	176.3	176.8	177.7	100.8	0.2

Quarterly Financial Data (in millions, except per share data);

	2003 Quarter Ended
	March 31	June 30	Sept. 30	Dec. 31
Net sales	$334.7	$327.0	$314.2	$322.2
Gross profit	171.0	166.5	164.3	168.9
Net income from continuing operations	48.9	48.0	46.8	46.7
Net income from operations of discontinued business	1.1	—	—	—
Net gain on disposition of discontinued operations	1.5	0.1	—	—

Net income	$51.5	$48.1	$46.8	$46.7

Net income per share — Basic:
Net income from continuing operations	$0.69	$0.68	$0.66	$0.67
Net income from operations of discontinued business	0.02	—	—	—
Net gain on disposition of discontinued operations	0.02	—	—	—

Net income	$0.73	$0.68	$0.66	$0.67

Net income per share — Diluted:
Net income from continuing operations	$0.68	$0.67	$0.66	$0.67
Net income from operations of discontinued business	0.02	—	—	—
Net gain on disposition of discontinued operations	0.02	—	—	—

Net income	$0.72	$0.67	$0.66	$0.67

	2002 Quarter Ended
	March 31	June 30	Sept. 30	Dec. 31
Net sales	$301.6	$304.3	$304.8	$296.3
Gross profit	154.8	155.8	152.7	151.2
Net income from continuing operations	42.6	42.9	40.3	60.9
Net (loss) income from operations of discontinued business	(2.9)	(2.2)	0.6	0.8
Net (loss) gain on disposition of discontinued operations	—	(63.0)	5.6	5.1

Net income (loss)	$39.7	$(22.3)	$46.5	$66.8

Net income per share — Basic:
Net income from continuing operations	$0.58	$0.59	$0.55	$0.85
Net (loss) income from operations of discontinued business	(0.04)	(0.03)	0.01	0.01
Net (loss) gain on disposition of discontinued operations	—	(0.86)	0.08	0.07

Net income (loss)	$0.54	$(0.30)	$0.64	$0.93

Net income per share — Diluted:
Net income from continuing operations	$0.58	$0.58	$0.55	$0.84
Net (loss) income from operations of discontinued business	(0.04)	(0.03)	0.01	0.01
Net (loss) gain on disposition of discontinued operations	—	(0.85)	0.07	0.07

Net income (loss)	$0.54	$(0.30)	$0.63	$0.92