Form 10-K, Exhibit 13
period 2004-12-31
SIGMA ALDRICH CORP
filed 2005-03-14
CIK 90185

Exhibit 13

FINANCIALS

TABLE OF CONTENTS

Management’s Discussion and Analysis	17

Consolidated Statements of Income	27

Consolidated Balance Sheets	28

Consolidated Statements of Stockholders’ Equity	29

Consolidated Statements of Cash Flows	30

Notes to Consolidated Financial Statements	31

Management’s Report on Internal Control Over Financial Reporting	46

Reports of Independent Registered Public Accounting Firm	46

Selected Financial Data	48

MANAGEMENT’S DISCUSSION AND ANALYSIS

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

INTRODUCTION

Sigma-Aldrich Corporation (“the Company”) develops, manufactures and distributes the broadest range of high quality biochemicals and organic chemicals available in the world. These chemical products and kits are used in scientific and genomic research, biotechnology, pharmaceutical development, the diagnosis of disease and as key components in pharmaceutical and other high technology manufacturing. The Company operates in 35 countries, manufacturing 40,000 of the 90,000 chemical products it sells. The Company also supplies 30,000 equipment products. The Company sells into over 150 countries, servicing over 60,000 accounts representing over one million individual customers.

The Company consists of three business units, Scientific Research, Biotechnology and Fine Chemicals, which define the Company’s approach to serving customers. Scientific Research, which represented 59% of sales in 2004, provides our customers with high quality research chemicals and products for use in Life Science and High Technology applications. Biotechnology, which represented 22% of sales in 2004, provides our customers with biochemicals and kits for Biotechnology and genome Life Science research. Fine Chemicals, which represented 19% of sales in 2004, provides our customers with larger-scale organic chemicals and biochemicals for the Pharmaceutical, Biotechnology and High Technology industries. These units, while organized to best serve our customers, are closely interrelated in their activities and share services such as order entry, billing, tech services, internet, purchasing, inventory control and share production and distribution facilities. Additionally, these units are supported by centralized functional areas such as finance, human resources and information technology.

The Company has a broad customer base of pharmaceutical companies, diagnostics companies, biotechnology companies, universities, governmental institutions, non-profit organizations, chemical and allied companies, hospitals and commercial laboratories, located in the United States, Europe and Internationally, and would not be significantly impacted by the loss of any one customer. However, sluggish economies in the United States, Europe and Internationally do impact demand from our customers. In 2004, we believe that market growth in research and fine chemicals markets served by the Company was about 1%, an improvement from a virtually flat market in 2003.

In 2005, the Company expects sales growth to benefit from improved market growth rates, continued bolstering of the Company’s sales and marketing efforts, increased research and development and process improvement activities to increase sales growth. In addition, benefits from the recently announced acquisitions of JRH Biosciences (JRH) and the Proligo Group (Proligo) are expected to contribute to increased sales growth in 2005.

With over 50% of sales denominated in currencies other than the U.S. dollar, any significant changes in currency exchange rates will likely have a significant impact on the Company’s sales growth and diluted earnings per share.

COMPARABILITY

The net income summaries below present the results of our operations before unusual items affecting our business. These summaries show the impact unusual items had on our net income and basic and diluted net income per share. The Company uses this non-GAAP presentation of adjusted income amounts and comparisons to supplement its GAAP disclosures because it excludes these unusual items in judging its performance and believes this information is useful to investors as well. The Company does not suggest investors should consider such non-GAAP financial measures in isolation from, or as a substitute for, GAAP financial information. Due to the discontinuance of the Diagnostics business in 2002, we present results separately for our continuing and discontinued operations.

	Net Income
Years Ended December 31	2004	2003	2002
Net income from continuing operations before unusual items	$217.6	$190.4	$168.8

Department of Commerce settlement	—	—	(1.8)
Gain on sale of Milwaukee facility	—	—	18.1
International and other tax benefits	15.3	—	1.6

Total unusual items	15.3	—	17.9

Reported net income from continuing operations	232.9	190.4	186.7
Net income (loss) from operations of discontinued business — Diagnostics	—	1.1	(3.7)
Net gain (loss) on disposition of discontinued operations	—	1.6	(52.3)

Reported net income	$232.9	$193.1	$130.7

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

COMPARABILITY (continued)

	Net Income Per Share — Basic
	2004	2003	2002
Net income from continuing operations before unusual items	$3.16	$2.70	$2.32

Department of Commerce settlement	—	—	(.02)
Gain on sale of Milwaukee facility	—	—	.25
International and other tax benefits	.22	—	.02

Total unusual items	.22	—	.25

Reported net income from continuing operations	3.38	2.70	2.57
Net income (loss) from operations of discontinued business — Diagnostics	—	.02	(.05)
Net gain (loss) on disposition of discontinued operations	—	.02	(.72)

Reported net income	$3.38	$2.74	$1.80

	Net Income Per Share — Diluted
	2004	2003	2002
Net income from continuing operations before unusual items	$3.12	$2.68	$2.30

Department of Commerce settlement	—	—	(.02)
Gain on sale of Milwaukee facility	—	—	.24
International and other tax benefits	.22	—	.02

Total unusual items	.22	—	.24

Reported net income from continuing operations	3.34	2.68	2.54
Net income (loss) from operations of discontinued business — Diagnostics	—	.01	(.05)
Net gain (loss) on disposition of discontinued operations	—	.02	(.71)

Reported net income	$3.34	$2.71	$1.78

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

With over 50% of sales denominated in currencies other than the U.S. dollar, the Company uses currency adjusted growth, and believes it is useful to investors, to judge the Company’s controllable, local currency performance. While the Company is able to report currency impacts after the fact, it is unable to estimate the changes that may occur after 2004 to applicable rates of exchange. Any significant changes in currency exchange rates would likely have a significant impact on the Company’s reported growth rates due to the volume of the Company’s sales denominated in foreign currencies.

The Company also reports both GAAP and adjusted sales and income amounts and comparisons to reflect what it believes are ongoing and/or comparable results excluding unusual items. The Company excludes these unusual items in judging its historical performance and believes this non-GAAP information is useful to investors as well.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

HIGHLIGHTS

Reported net income from continuing operations in 2004 increased 22.3% to $232.9 from $190.4 in 2003. This increase in net income resulted from improved gross margins, a small decline in research and development spending as a percent of sales, lower interest costs due to reduced borrowings and a tax rate reduction resulting from international and other tax benefits, partially offset by planned additions to our sales force and new marketing programs. Reported net income from continuing operations in 2003 increased 2.0% to $190.4 from $186.7 in 2002. Net income in 2002 from continuing operations included a gain on the sale of a major production facility in Milwaukee of $18.1 (net of taxes) and an international tax benefit of $1.6, offset by a charge incurred in a settlement with the Department of Commerce of $1.8. Net income from continuing operations increased 12.8% to $190.4 in 2003, compared to $168.8 in 2002 before these unusual items.

Diluted earnings per share from continuing operations in 2004 increased 24.6% to $3.34 from $2.68 in 2003. Diluted earnings per share in 2004 benefited from the net income items previously discussed. Diluted earnings per share in 2002 benefited from a $.24 gain on the sale of a Milwaukee facility and an international tax benefit of $.02, which was offset by a $.02 Department of Commerce settlement. Diluted earnings per share increased 16.5% to $2.68 in 2003 from $2.30 in 2002 before these 2002 unusual items.

All activities relating to the discontinuance of the Diagnostics business were completed in the second quarter of 2003. The discontinuance of the Diagnostics business increased diluted earnings per share by $.03 in 2003 and reduced 2002 diluted earnings per share by $.76, which includes an after-tax charge of $52.3, as a result of discontinuing this business.

ITEMS AFFECTING COMPARABILITY OF RESULTS

•	On June 22, 2004, the Company purchased Tetrionics, Inc. (Tetrionics).

•	On April 14, 2004, the Company purchased UFC Limited (Ultrafine).

•	On April 23, 2002, the Company announced its decision to sell substantially all the assets of its Diagnostics business and continue to supply customers under contract while seeking to transfer these commitments to other vendors as it sought to discontinue this business. The operations of the Diagnostics business are accounted for as discontinued operations, and accordingly, operating results, including cash flows, are segregated in the accompanying consolidated financial statements.

•	At December 31, 2004, 2003 and 2002, the Company had repurchased 36.0 million, 35.0 million and 32.2 million of its outstanding shares, respectively.

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

Long-Lived Assets

Long-lived assets, including intangibles with definite lives, are amortized over their expected useful lives. Goodwill and other intangibles with indefinite lives are not amortized against earnings. Goodwill and other intangibles are assessed annually for impairment and whenever events or changes in business conditions indicate that the carrying amount of an asset may not be fully recoverable. If impairment is indicated, the asset value is written down to its fair market value.

Pension and Other Post-Retirement Benefits

The determination of the obligation and expense for pension and other post-retirement benefits is dependent on the Company’s selection of certain assumptions used by actuaries to calculate such amounts. Those assumptions are described in Note 14 to the consolidated financial statements and include, among others, the discount rate, expected return on plan assets and rates of increase in compensation and health care costs. In accordance with generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over future periods and therefore, generally affect the recognized expense and recorded obligation in such future periods. While the Company believes that the assumptions are appropriate, significant differences in actual experience or significant changes in the assumptions may materially affect the Company’s pension and other post-retirement benefit obligations and the Company’s future expense. A 1% increase in the discount rate assumption would have reduced the net periodic benefit cost by $1.0 for the U.S. plan and $1.9 for the International plans. A 1% reduction in the discount rate assumption would have increased the net periodic benefit cost by $1.0 for the U.S. plan and $3.6 for the International plans. A 1% change in the expected return on plan assets would have an impact on the Company’s pension expense of less than $1.0 for the U.S. plan and less than $0.1 for the International plans.

Taxes

The Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. The Company regularly reviews its potential tax liabilities for tax years subject to audit. Changes in the Company’s tax liability occurred in 2004 and may occur in the future as its assessments change based on the progress of tax examinations in various jurisdictions and/or changes in worldwide tax regulations. In management’s opinion, adequate provisions for income taxes have been made for all years presented.

Deferred tax assets and liabilities are recognized for the future tax benefits or liabilities attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates would be recognized in income in the period that includes the enactment date. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance when it believes that such assets may not be recovered, taking into consideration historical operating results, expectations of future earnings, changes in its operations and the expected timing of the reversals of existing temporary differences.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

OPERATING RESULTS FROM CONTINUING OPERATIONS

Sales

Sales increased 8.6%, 7.6%, and 8.3% in 2004, 2003 and 2002, respectively. The sales growth in 2004 is primarily attributed to currency benefits, price increases and acquisitions, partially offset by a slight decline in unit volume. Price increases averaged 2.5%, 3.0%, and 3.2% in 2004, 2003 and 2002, respectively. In 2005, the Company plans to continue to both match competitive pricing levels and take business in selected strategic instances to achieve long-term growth targets. New product sales, while not material in the year introduced, do contribute to sales growth in subsequent years. The effect of translating foreign currency sales into U.S. dollars increased the 2004, 2003 and 2002 sales growth by 5.3%, 7.3% and 1.4%, respectively. With over 50% of sales denominated in currencies other than the U.S. dollar, the Company uses currency adjusted growth, and believes it is useful to investors, to judge the Company’s controllable, local currency performance. The Company does not suggest investors should consider such non-GAAP financial measures in isolation from, or as a substitute for, GAAP financial information.

A summary of reported sales growth, currency and acquisition benefits and the adjusted sales changes is as follows:

	Year Ended December 31, 2004
	Reported	Currency Benefit	Acquisitions	Currency & Acquisition Adjusted
Scientific Research	8.5%	5.5%	—%	3.0%
Biotechnology	6.2%	5.3%	—%	0.9%
Fine Chemicals	11.9%	4.6%	6.3%	1.0%
Total	8.6%	5.3%	1.1%	2.2%

	Year Ended December 31, 2003
	Reported	Currency Benefit	Acquisitions	Currency & Acquisition Adjusted
Scientific Research	7.8%	7.6%	—%	0.2%
Biotechnology	9.1%	7.1%	—%	2.0%
Fine Chemicals	4.8%	6.5%	—%	(1.7)%
Total	7.6%	7.3%	—%	0.3%

	Year Ended December 31, 2002
	Reported	Currency Benefit	Acquisitions	Currency & Acquisition Adjusted
Scientific Research	6.9%	1.5%	—%	5.4%
Biotechnology	12.4%	1.2%	—%	11.2%
Fine Chemicals	8.1%	1.6%	—%	6.5%
Total	8.3%	1.4%	—%	6.9%

Currency and acquisition adjusted sales growth in Scientific Research, Biotechnology and Fine Chemicals for 2004 was 3.0%, 0.9% and 1.0%, respectively. Scientific Research achieved sales gains primarily on the strength of price increases while unit volumes remained largely equivalent to 2003. Biotechnology also achieved sales gains from increased pricing. Biotechnology sales volumes declined due to reduced worldwide demand for synthetic DNA and lower sales of animal sourced serum due to continued, constrained market supply. The increase in currency and acquisition adjusted Fine Chemicals sales reflects modest gains in sales to pharmaceutical customers from 2003 levels.

The sales growth in 2003 is primarily attributable to currency benefits and price increases, partially offset by unit volume declines. Scientific Research achieved sales gains in 2003 in international markets primarily on the strength of price increases while unit volumes declined due to softness in sales to European pharmaceutical customers. Scientific Research sales in the U.S. market declined due to reduced demand from pharmaceutical companies, partially offset by benefits from price increases. In 2003, Biotechnology also achieved sales gains in international markets from both increased unit volumes and pricing. Biotechnology sales in the U.S. declined due to reduced demand for synthetic DNA. The decline in Fine Chemicals sales in 2003 reflected weak demand from U.S. pharmaceutical customers that was only partially offset by modest gains in international markets.

Cost of Products Sold

Cost of products sold was 46.7%, 48.3% and 49.1% of net sales in 2004, 2003 and 2002, respectively. The increase in the gross profit rate in 2004 of 1.6% primarily reflects continued currency benefits of 1.1% and higher average sales prices of 1.1%. The 2004 gross profit rate was reduced by 0.6% due to increased manufacturing costs partially offset by reductions in product costs resulting from process improvement activities. The increase in the gross profit rate in 2003 from 2002 of 0.8% is primarily due to currency benefits of 1.4%. The 2003 gross profit rate was reduced by 0.6% due to increased employee and benefit costs partially offset by cost savings from process improvement activities and increased growth in higher margin products.

Overall, the cost of products sold increased 4.8% and 5.9% compared to sales increases of 8.6% and 7.6% in 2004 and 2003, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were 27.7%, 26.6% and 26.3% of sales in 2004, 2003, and 2002, respectively. Excluding the Department of Commerce settlement in 2002, selling, general and administrative expenses were 26.2% of sales in 2002. In 2004, selling, general and administrative expenses as a percent of sales increased 1.1% compared to 2003 primarily due to cost increases for sales force additions and new marketing programs. In 2003, selling, general and administrative expenses as a percent of sales increased 0.4% compared to 2002, excluding unusual items, as savings from process improvements only partially offset the addition of 50 new sales representatives and new marketing programs in 2003.

Research and Development Expenses

Research and development expenses were 3.0%, 3.3% and 3.4% of sales in 2004, 2003 and 2002. The research and development expenses relate primarily to efforts to add new manufactured products. All manufactured products currently account for approximately 55% of total sales. We expect to boost these expenditures to the previously announced target level of 4% of sales over the next several years, fully expecting these efforts to assist in maintaining our sales growth at above market rates.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

OPERATING RESULTS FROM CONTINUING OPERATIONS (continued)

Interest Expense, Net

Net interest expense reduced pretax earnings by $7.2, $10.1 and $13.8 in 2004, 2003 and 2002, respectively. The decrease in net interest expense in 2004 is due to lower net interest costs resulting from interest earned on higher cash balances and lower levels of short-term debt. The decrease in net interest expense in 2003 resulted from increased cash balances, interest rate reductions on borrowings and a decline in short-term debt.

Income Taxes

Income taxes, which include federal, state and international taxes were 25.3%, 30.2% and 31.4% of pretax income from continuing operations in 2004, 2003 and 2002, respectively. The effective income tax rate in 2004 of 25.3% reflects benefits from changing our worldwide organizational structure to align our legal entities with our international operating organization, along with a higher level of international and other tax benefits. The effective rate of 30.2% in 2003 was favorably impacted by a higher benefit on U.S. export sales.

The Company’s tax rate is expected to be approximately 29% in 2005 as international tax benefits are not anticipated to be as significant as they were in 2004.

Accounting Changes

In May 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” which supersedes FSP 106-1 of the same title. The FASB Staff Position clarifies the accounting for the benefits attributable to new government subsidies for companies that provide prescription drug benefits to retirees. Neither the amount of post-retirement benefit expense nor the accumulated post-retirement benefit obligation in the consolidated financial statements and accompanying notes reflects the effects of the Act on the Company’s post-retirement benefit plans. The Company does not expect the effects of the Act to have a material impact on the consolidated financial statements.

In October 2004, the American Jobs Creation Act of 2004 was signed into law. In December 2004, the FASB Staff issued FASB Staff Position 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004” and FASB Staff Position 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004”. See Note 10 to the consolidated financial statements for further discussion of the American Jobs Creation Act of 2004 and its impact on the Company.

In November 2004, FASB issued Statement of Financial Accounting Standards No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4” (SFAS 151). SFAS 151 will be effective for the Company’s quarter ended September 30, 2005. This Statement requires companies to recognize as current-period charges certain items that were previously inventoried charges. The Company expects that the adoption of this Statement will not have a material impact on the consolidated financial statements.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment”, (SFAS 123 (R)). SFAS 123(R) will be effective for the Company’s quarter ended September 30, 2005. This Statement requires companies to recognize compensation cost for employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The Company is currently evaluating the impact of the adoption of SFAS 123(R) on the consolidated financial statements. Based upon the Company’s historical level of stock option grants and valuation method, the estimated compensation expense, net of tax, would be approximately $12.0 on an annual basis.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash flows from operating, investing and financing activities for continuing operations, as reflected in the Consolidated Statements of Cash Flows, are summarized in the following table:

	Years Ended December 31,
	2004	2003	2002
Net cash provided by (used in):
Operating activities	$323.8	$309.0	$345.2
Investing activities	(147.6)	(53.5)	(19.2)
Financing activities	(142.0)	(183.8)	(307.7)

Operating Activities

The increase in net cash provided by operating activities in 2004 compared to 2003 was primarily the result of increased net income from operations and modest cash in-flows from reductions in inventory and accounts receivable compared to significant cash in-flows in 2003 from inventory and accounts receivable. In 2004, working capital management initiatives improved accounts receivable days sales outstanding by four days from year-end 2003. Inventory reductions from ongoing active inventory management programs were partially offset by increases to support new sales initiatives in 2005, resulting in a modest decrease in inventory levels in 2004, excluding acquisitions and currency.

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

Investing Activities

In 2004, cash used for investing activities related primarily to funding of the acquisitions of Ultrafine and Tetrionics for $75.4 and capital expenditures of $70.3. Capital expenditures included the construction of replacement facilities to relocate the Company’s major production/R&D/packaging/ administration facilities in Milwaukee, expansion of the Company’s distribution center in Germany, a pilot plant upgrade in Germany and other upgrades to production and R&D facilities.

In 2003, cash used for investing activities related primarily to capital expenditures of $57.7, which included the expansion of the Company’s distribution center in Germany, the beginning of construction for replacement facilities to relocate the Company’s major production/R&D/ packaging/administration facility in Milwaukee, a new production line in St. Louis, a pilot plant upgrade in Germany, continued investment in the SAP computer software system and other upgrades to production and R&D facilities.

During 2005, we anticipate capital spending to be approximately $96.0. We completed the acquisition of JRH in February 2005 for approximately $370.0 and expect to complete the acquisition of Proligo in the second quarter of 2005. We expect to fund the acquisitions with a combination of existing cash, short-term debt, and three-year term debt. The Company expects to remain within its targeted debt to capital ratio of 30-35% after the JRH and Proligo acquisitions throughout 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

LIQUIDITY AND CAPITAL RESOURCES (continued)

Financing Activities

In 2004, the Company used cash of $142.0 in financing activities for stock repurchases, payment of dividends and repayment of debt. These cash outflows were partially offset by cash received from the exercise of stock options. Cash outflows totaled $47.0 and $56.7 for dividend payments and stock repurchases, respectively, in 2004 compared to dividends paid of $35.2 and $25.2 for 2003 and 2002, respectively, and stock repurchases of $142.8 and $125.1 for 2003 and 2002, respectively. The dividend per share in 2004 reflects a 36% increase over the per share dividend in 2003.

At December 31, 2004, the Company had short-term credit facilities totaling $300.0. These facilities provide back-up liquidity for a commercial paper program launched in January 2002, at which time loans outstanding from the facilities were repaid with the commercial paper proceeds. In 2004, 2003 and 2002, $58.0, $23.3 and $180.5, respectively, of short-term debt was repaid.

Long-term debt at December 31, 2004 was $177.1 compared to $176.3 in 2003. Total debt as a percentage of total capitalization was 13.3% and 19.6% at December 31, 2004 and 2003, respectively. For a description of the Company’s debt covenants, see Notes 6 and 7 to the consolidated financial statements.

In February 2005, the Company entered into a $300.0 credit agreement with a syndicate of banks. This credit agreement provides the Company with access to a $150.0 three-year term loan and five-year $150.0 committed credit facility. This credit agreement, which replaces the $150.0 short-term facility expiring March 7, 2005, was entered into to partially fund acquisitions and provide for working capital requirements. The credit agreement includes standard financial covenants and other customary terms and conditions for a facility of this type including the debt covenants listed in Notes 6 and 7.

Share Repurchases

At December 31, 2004 and December 31, 2003, the Company had repurchased a total of 36.0 million shares and 35.0 million shares, respectively, of an authorized repurchase of 40.0 million shares. During 2003, the Company was authorized to increase its share repurchase program from 35.0 million to 40.0 million shares. There were 68.7 million shares outstanding as of December 31, 2004. The Company expects to acquire the remaining 4.0 million authorized shares, however, the timing of the repurchases and number of shares repurchased, if any, will depend upon market conditions and other factors.

Liquidity and Risk Management

Liquidity risk refers to the risk that the Company might be unable to meet potential cash outflows promptly and cost effectively. Factors that could cause such risk to arise might be disruption to the securities market, downgrades in the Company’s credit rating or the unavailability of funds. In addition to the Company’s cash flows from operations, the Company utilizes commercial paper and long-term debt programs as funding sources. The Company maintains committed bank lines of credit to support its commercial paper borrowings, term loans, and local bank lines of credit to support international operations. Downgrades in the Company’s credit rating or other limitations on the ability to access short-term financing, including the ability to refinance short-term debt as it becomes due, would increase interest costs and adversely affect profitability.

Management believes that the Company’s financial condition is such that internal and external resources are sufficient and available to satisfy the Company’s requirements for debt service, capital expenditures, acquisitions, dividends, share repurchases and working capital presently and for the next 12 months.

ENVIRONMENTAL AND OTHER MATTERS

Environmental Matters

The operations of the Company, like those of other companies engaged in similar lines of business, are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations primarily relate to worker safety, air and water quality and waste handling. During 2004, the Company reached a settlement with the United States Department of Justice and the Environmental Protection Agency (EPA) regarding a civil penalty based on alleged violations of Title VI of the Clean Air Act (40 C.F.R. Part 82). Various violations had been claimed by the EPA relating to the release of certain refrigerants from industrial appliances and record keeping violations associated with such releases. Payment of the final settlement of $0.2 occurred in the fourth quarter of 2004.

Other Matters

The Company is involved in legal and regulatory proceedings generally incidental to its business, as described below:

Insurance and Other Contingent Liabilities and Commitments

As previously disclosed, the Company is a defendant in several lawsuits and claims related to the normal conduct of its business, including lawsuits and claims related to product liability and personal injury matters. The Company has self-insured retention limits and has obtained insurance to provide coverage above the self-insured limits for pending product liability and personal injury claims, subject to certain limits and exclusions. Reserves have been provided to cover expected payments for these self-insured amounts at December 31, 2004.

In one group of lawsuits and claims, the Company, as well as others engaged in manufacturing and distributing similar products, is a defendant in multiple claims alleging injuries from exposure to various chemicals by a limited number of employees of one electronics manufacturer. These claims have been filed in three states. The Company has settled all claims filed by plaintiffs in one of these three states.

In the other group of lawsuits and claims, the Company provided a product for use in research activities in developing various vaccines at pharmaceutical companies. The Company, together with other manufacturers and distributors offering the same product and several pharmaceutical companies, has been named as a defendant and served in 287 lawsuits, of which 32 lawsuits have been dismissed to date. Several of the outstanding suits have been stayed by various state and federal courts pending a decision on coverage available under a Federal government relief program, which was expected by July 2004, but has been delayed.

In all cases, the Company believes its products in question were restricted to research use and that proper information for safe use of the products was provided to the customer.

The Company believes its reserves and insurance are sufficient to provide for claims received through December 31, 2004. While the outcome of the current claims cannot be predicted with certainty, the possible outcome of the claims is reviewed at least quarterly and reserves adjusted as deemed appropriate based on these reviews. Based on current information available, the Company believes that the ultimate resolution of these matters will not have a material adverse effect on its consolidated financial condition, results of operations or liquidity. Future claims related to the use of these categories of products may not be covered in full by the Company’s insurance program.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

ENVIRONMENTAL AND OTHER MATTERS (continued)

As previously disclosed, the Company and its subsidiary, Sigma Chemical Company, Inc., are two of numerous defendants named in a lawsuit filed by Enzo Biochem, Inc. and Enzo Life Sciences, Inc. (“Enzo”) on October 23, 2002 in the United States District Court for the Southern District of New York. Subsequently, on or about January 15, 2003, Enzo filed its First Amended Complaint and, among other things, added Sigma-Aldrich Company and Sigma-Aldrich, Inc. as additional defendants to the lawsuit. On or about May 28, 2003, based upon an Order entered by the District Court, Enzo filed separate complaints against the various defendants, including a separate complaint naming Sigma-Aldrich Corporation, Sigma Chemical Company, Inc., Sigma-Aldrich Company, Sigma-Aldrich, Inc. and Yale University as defendants. In the lawsuit, Enzo alleges, among other things, that the various Sigma defendants breached two distributorship agreements, violated Section 43(a) of the Lanham Act, and are infringing upon various patents. Enzo alleges that the Sigma entities manufacture, use, offer for sale, sell, and market certain products that infringe upon the claims of nine U.S. patents owned by and/or licensed to Enzo. The complaint seeks actual and enhanced damages but does not specify the amount sought. The Company believes there are substantial legal defenses to the allegations contained in the complaint, but cannot predict the likely outcome of the lawsuit. On or about July 16, 2003, Sigma filed a motion to dismiss the allegations of patent infringement pleaded in count 2 of the complaint insofar as they allege infringement of the four Ward Patents identified in the complaint on the grounds that the plaintiffs allegedly lack standing to prosecute such claims, and to dismiss all patent infringement claims that plaintiff Enzo Life Sciences, Inc. pleaded in count 2 of the complaint on the grounds that Enzo Life Sciences, Inc. lacks standing to prosecute such claims. The Court heard oral arguments on the motions on October 16, 2003, and took the motions under advisement. On or about March 18, 2004, the Court denied the dismissal motion without prejudice. On April 22, 2004, the Court was asked to certify the denial of the dismissal motion for immediate appeal to the U.S. Court of Appeals for the Federal Circuit. On September 21, 2004, the Court entered a scheduling order, setting a Markman hearing for June 28, 2005, and requiring that all liability and discovery and any expert discovery related to the Markman hearing be completed by May 6, 2005. Limited discovery has occurred to date. A trial date has not been set. Although the Company intends to vigorously defend against the allegations asserted in the lawsuit, given the inherent uncertainty of litigation and the very early stage of the proceedings, it is unable to predict the ultimate resolution of this matter. Based on current information available, the Company believes that the ultimate resolution of this matter would not have a material adverse effect on its consolidated financial condition, results of operations or liquidity.

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

The Company received $32.5 in cash and recorded a one-time pretax gain of $29.3 in 2002. The Company has reinvested proceeds from the sale of the Milwaukee facility, Wisconsin Department of Commerce enterprise tax credits, other government-provided funds or tax credits it received in connection with the replacement facility and additional funds from its ongoing capital budgets to construct replacement facilities by mid-2005, commencing construction in August 2003. Management expects productivity from the more modern and cost-effective design of its new facilities to fully offset all incremental costs upon completion of the new facilities in mid-2005. The Company believes that it will be able to avoid potential business interruptions by constructing and occupying fully functional replacement facilities by mid-2005 and has been successful in extending the date by which it must vacate its existing facility to September 30, 2005 in order to provide extra protections against unknown contingencies. However, any such interruptions could have a material adverse effect on the Company’s business and results of operations.

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

At December 31, 2004, there were no other known contingent liabilities that management believes could have a material adverse effect on the Company’s consolidated financial condition, results of operations or liquidity, nor were there any material commitments outside of the normal course of business. Material commitments in the normal course of business include notes payable, long-term debt, lease commitments and pension and other post-retirement benefit obligations which are disclosed in Note 6, Note 7, Note 9 and Note 14, respectively, to the consolidated financial statements for the year ended December 31, 2004.

INFLATION

Management recognizes that inflationary pressures may have an adverse effect on the Company through higher asset replacement costs and higher material and other operating costs. The Company tries to minimize these effects through cost reductions and productivity improvements as well as price increases to maintain reasonable profit margins. It is management’s view, however, that inflation has not had a significant impact on operations in the three years ended December 31, 2004.

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

Interest Rates

At December 31, 2004, the Company’s outstanding debt represents 13.3% of total capitalization. Approximately 96% of the Company’s outstanding debt at December 31, 2004 is at a fixed rate. Cash flows from operations and available credit facilities are sufficient to meet the working capital requirements of the Company. It is management’s view that market risk or variable interest rate risk will not significantly impact the Company’s results of operations.

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

The market risk of the Company’s foreign currency positions at December 31, 2004, assuming a hypothetical 10% change in foreign currency exchange rates, would be less than $2.0.

AGGREGATE CONTRACTUAL OBLIGATIONS

The following table represents contractual obligations of the Company as of December 31, 2004:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$178.3	$1.2	$76.7	$0.4	$100.0
Operating lease obligations	89.7	21.0	30.2	21.2	17.3
Purchase obligations	75.0	75.0	—	—	—

Total	$343.0	$97.2	$106.9	$21.6	$117.3

Excluding funding for the JRH and Proligo acquisitions, the Company expects to record annual interest expense related to long-term debt of approximately $11.6 in 2005 and 2006 and $7.8 in each of the following three years. See Notes 7 and 9 to the consolidated financial statements for additional disclosures related to long-term debt and lease commitments, respectively. See Note 14 to the consolidated financial statements for the Company’s obligations with respect to its pension and post-retirement medical benefit plans.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

DISCONTINUED OPERATIONS

Results from discontinued operations represent the activities of the Diagnostics business.

On April 23, 2002, the Company announced its decision to sell substantially all the assets of its Diagnostics business and continue to supply customers under contract while seeking to transfer these commitments to other vendors as it sought to discontinue this business. Efforts to sell the assets of and discontinue the Diagnostics business resulted in the sale of the EIA product line to IVAX Diagnostics, Inc. in May 2002 and the sale of the coagulation product line to Trinity Biotech plc in August 2002. Efforts to sell other product lines and reduce inventories through sales to customers were concluded during the second quarter of 2003. Net income (loss) from discontinued operations of the Diagnostics business was $1.1 and ($3.7) for the years ended December 31, 2003 and 2002, respectively. The Company recorded an after-tax charge of $52.3 in 2002 as a result of discontinuing the Diagnostics business. Components of the Company’s charge for the year ended December 31, 2002 are as follows:

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

All activities related to discontinuing the Diagnostics business were completed in the second quarter of 2003. During 2003, the Company recorded an after-tax adjustment of $1.6 ($0.02 per share – diluted), reducing its original after-tax charge of $52.3 described above. This adjustment was due to reductions in inventory reserves and other costs to discontinue this business.

FORWARD-LOOKING STATEMENTS

Management’s Discussion and Analysis and other sections of this Annual Report to shareholders should be read in conjunction with the consolidated financial statements and notes thereto. Except for historical information, the statements in this discussion may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risk and uncertainty, including financial, business environment and projections, as well as statements that are preceded by, followed by, or that include the words “believes,” “expects,” “anticipates,” “should” or similar expressions, and other statements contained herein regarding matters that are not historical facts. Additionally, this Annual Report to shareholders contains forward-looking statements relating to future performance, goals, strategic actions and initiatives and similar intentions and beliefs, including without limitation, statements regarding the Company’s expectations, goals, beliefs, intentions and the like regarding future sales, earnings, return on equity, share repurchases, capital expenditures, acquisitions and other matters. These statements involve assumptions regarding Company, JRH and Proligo operations, investments, acquisitions and conditions in the markets the Company, JRH and Proligo serve. Although the Company believes its expectations are based on reasonable assumptions, such statements are subject to risks and uncertainties, including, among others, certain economic, political and technological factors. Actual results could differ materially from those stated or implied in this Annual Report to shareholders, due to, but not limited to, such factors as (1) changes in pricing and the competitive environment, (2) fluctuations in foreign currency exchange rates, (3) the impact of acquisitions and success in integrating and obtaining projected results from the acquisitions, including JRH and Proligo, (4) other changes in the business environment in which the Company, JRH and Proligo operate, (5) changes in research funding, (6) uncertainties surrounding government health care reform, (7) government regulations applicable to the business, (8) the impact of fluctuations in interest rates, (9) the effectiveness of the Company’s further implementation of its global software systems, (10) the ability to retain customers, suppliers, and employees, (11) the success of research and development activities, (12) changes in worldwide tax rates or tax benefits from international operations and (13) the outcome of the matters described in Note 11 — Contingent Liabilities and Commitments to the consolidated financial statements. The Company does not undertake any obligation to update these forward-looking statements.

CONSOLIDATED STATEMENTS OF INCOME

(In Millions, Except Per Share Data)

	Years ended December 31,
	2004	2003	2002
Net sales	$1,409.2	$1,298.1	$1,207.0
Cost of products sold	657.6	627.4	592.5

Gross profit	751.6	670.7	614.5
Selling, general and administrative expenses	390.0	345.2	317.4
Research and development expenses	42.6	42.6	40.5
Gain on sale of Milwaukee facility	—	—	(29.3)
Interest, net	7.2	10.1	13.8

Income from continuing operations before income taxes	311.8	272.8	272.1
Provision for income taxes	78.9	82.4	85.4

Net income from continuing operations	232.9	190.4	186.7

Discontinued operations:
Net income (loss) from operations of discontinued business	—	1.1	(3.7)
Net gain (loss) on disposition of discontinued operations	—	1.6	(52.3)

Net income	$232.9	$193.1	$130.7

Weighted average number of shares outstanding — Basic	69.0	70.5	72.7
Weighted average number of shares outstanding — Diluted	69.8	71.1	73.4

Net income per share — Basic
Net income from continuing operations	$3.38	$2.70	$2.57
Net income (loss) from operations of discontinued business	—	0.02	(0.05)
Net gain (loss) on disposition of discontinued operations	—	0.02	(0.72)

Net income	$3.38	$2.74	$1.80

Net income per share — Diluted
Net income from continuing operations	$3.34	$2.68	$2.54
Net income (loss) from operations of discontinued business	—	0.01	(0.05)
Net gain (loss) on disposition of discontinued operations	—	0.02	(0.71)

Net income	$3.34	$2.71	$1.78

The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

(In Millions, Except Per Share Data)

	December 31,
	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$169.2	$127.6
Accounts receivable, less allowance for doubtful accounts of $4.9 and $5.2, respectively	190.0	178.2
Inventories	446.8	426.6
Other current assets	87.4	82.6

Total current assets	893.4	815.0

Property, plant and equipment:
Land	43.1	40.6
Buildings and improvements	502.0	468.0
Machinery and equipment	573.6	535.7
Construction in progress	71.2	42.4
Less — accumulated depreciation	(605.5)	(539.3)

Property, plant and equipment, net	584.4	547.4

Goodwill, net	158.1	113.0
Other assets	109.1	72.8

Total assets	$1,745.0	$1,548.2

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable and current maturities of long-term debt	$9.0	$66.6
Accounts payable	86.7	73.4
Accrued payroll and payroll taxes	38.3	39.7
Accrued income taxes	46.8	32.0
Other accrued expenses	50.1	45.7

Total current liabilities	230.9	257.4

Long-term debt	177.1	176.3
Deferred post-retirement benefits	56.6	52.7
Other liabilities	68.7	62.5

Total liabilities	533.3	548.9

Stockholders’ equity:
Common stock, $1.00 par value; 300.0 and 200.0 shares authorized at December 31, 2004 and 2003, respectively; 100.9 and 101.0 shares issued at December 31, 2004 and 2003, respectively; 68.7 and 69.1 shares outstanding at December 31, 2004 and 2003, respectively	100.9	101.0
Capital in excess of par value	52.6	47.2
Common stock in treasury, at cost, 32.2 and 31.9 shares at December 31, 2004 and 2003, respectively	(1,163.1)	(1,126.6)
Retained earnings	2,097.5	1,911.6
Accumulated other comprehensive income	123.8	66.1

Total stockholders’ equity	1,211.7	999.3

Total liabilities and stockholders’ equity	$1,745.0	$1,548.2

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In Millions, Except Per Share Data)

	Common Stock	Capital in Excess of Par Value	Common Stock in Treasury	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders’ Equity	Comprehensive Income
Balance, December 31, 2001	$101.0	$43.4	$(903.5)	$1,648.2	$(79.4)	$809.7
Net income	—	—	—	130.7	—	130.7	$130.7
Other comprehensive income — foreign currency translation	—	—	—	—	68.4	68.4	68.4
Minimum pension liability	—	—	—	—	(4.3)	(4.3)	(4.3)

Comprehensive income	—	—	—	—	—	—	$194.8

Dividends ($.345 per share)	—	—	—	(25.2)	—	(25.2)
Awards under deferred compensation plan	—	0.1	0.4	—	—	0.5
Shares exchanged for stock options	—	(1.9)	—	—	—	(1.9)
Exercise of stock options	—	4.2	25.2	—	—	29.4
Stock repurchases	—	—	(125.1)	—	—	(125.1)

Balance, December 31, 2002	101.0	45.8	(1,003.0)	1,753.7	(15.3)	882.2
Net income	—	—	—	193.1	—	193.1	$193.1
Other comprehensive income — foreign currency translation	—	—	—	—	81.8	81.8	81.8
Minimum pension liability	—	—	—	—	(0.4)	(0.4)	(0.4)

Comprehensive income	—	—	—	—	—	—	$274.5

Dividends ($.50 per share)	—	—	—	(35.2)	—	(35.2)
Awards under deferred compensation plan	—	—	0.4	—	—	0.4
Shares exchanged for stock options	—	(2.2)	—	—	—	(2.2)
Exercise of stock options	—	3.6	18.8	—	—	22.4
Stock repurchases	—	—	(142.8)	—	—	(142.8)

Balance, December 31, 2003	101.0	47.2	(1,126.6)	1,911.6	66.1	999.3
Net income	—	—	—	232.9	—	232.9	$232.9
Other comprehensive income — foreign currency translation	—	—	—	—	57.8	57.8	57.8
Minimum pension liability	—	—	—	—	(0.1)	(0.1)	(0.1)

Comprehensive income	—	—	—	—	—	—	$290.6

Dividends ($.68 per share)	—	—	—	(47.0)	—	(47.0)
Shares exchanged for stock options	(0.1)	(0.7)	—	—	—	(0.8)
Exercise of stock options	—	6.2	19.4	—	—	25.6
Restricted stock grant	—	(0.1)	0.8	—	—	0.7
Stock repurchases	—	—	(56.7)	—	—	(56.7)

Balance, December 31, 2004	$100.9	$52.6	$(1,163.1)	$2,097.5	$123.8	$1,211.7

Common stock shares issued and common stock shares in treasury are summarized below:

	Common Stock Issued	Common Stock in Treasury
Balance, December 31, 2001	101.0	28.0
Exercise of stock options	—	(0.9)
Stock repurchases	—	2.6

Balance, December 31, 2002	101.0	29.7
Exercise of stock options	—	(0.6)
Stock repurchases	—	2.8

Balance, December 31, 2003	101.0	31.9
Shares exchanged for stock options	(0.1)	—
Exercise of stock options	—	(0.7)
Stock repurchases	—	1.0

Balance, December 31, 2004	100.9	32.2

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions)

	Years ended December 31,
	2004	2003	2002
Cash flows from operating activities:
Net income	$232.9	$193.1	$130.7
Adjustments to reconcile net income to net cash provided by operating activities:
Net (income) loss from operations of discontinued business	—	(1.1)	3.7
Net (gain) loss on disposition of discontinued operations	—	(1.6)	52.3
Gain on sale of Milwaukee facility	—	—	(29.3)
Depreciation and amortization	73.4	69.3	66.3
Deferred income taxes	(16.6)	4.3	7.8
Other	5.6	3.1	4.6
Changes in assets and liabilities:
Decrease in accounts receivable	1.4	13.2	19.4
Decrease in inventories	2.5	24.6	29.8
Increase in accrued income taxes	16.0	5.3	46.6
Other	8.6	(1.2)	13.3

Net cash provided by operating activities of continuing operations	323.8	309.0	345.2
Net cash provided by operating activities of discontinued business	—	—	6.0

Net cash provided by operating activities	323.8	309.0	351.2

Cash flows from investing activities:
Property, plant and equipment additions	(70.3)	(57.7)	(60.7)
Sale of equipment	1.9	3.9	4.2
Acquisitions of businesses	(75.4)	—	—
Proceeds from sale of Milwaukee facility	—	—	32.5
Proceeds from disposition of discontinued businesses	—	1.8	6.1
Other, net	(3.8)	(1.5)	(1.3)

Net cash used in investing activities of continuing operations	(147.6)	(53.5)	(19.2)
Net cash used in investing activities of discontinued business	—	—	(2.3)

Net cash used in investing activities	(147.6)	(53.5)	(21.5)

Cash flows from financing activities:
Net repayment of short-term debt	(58.0)	(23.3)	(180.5)
Issuance of long-term debt	1.8	—	—
Repayment of long-term debt	(3.9)	(0.5)	(1.2)
Payment of dividends	(47.0)	(35.2)	(25.2)
Treasury stock purchases	(56.7)	(142.8)	(125.1)
Exercise of stock options	21.8	18.0	24.3

Net cash used in financing activities	(142.0)	(183.8)	(307.7)

Effect of exchange rate changes on cash	7.4	3.5	(7.2)

Net change in cash and cash equivalents	41.6	75.2	14.8
Cash and cash equivalents at beginning of year	127.6	52.4	37.6

Cash and cash equivalents at end of year	$169.2	$127.6	$52.4

Supplemental disclosures of cash flow information:
Income taxes paid	$80.5	$72.9	$26.6
Interest paid, net of capitalized interest	10.0	13.0	16.2

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ In Millions, Except Per Share Data)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:

Sigma-Aldrich Corporation (“the Company”) develops, manufactures and distributes the broadest range of high quality biochemicals and organic chemicals available in the world. These chemical products and kits are used in scientific and genomic research, biotechnology, pharmaceutical development, the diagnosis of disease and as key components in pharmaceutical and other high technology manufacturing. The Company operates in 35 countries, manufacturing 40,000 of the 90,000 chemical products it sells. The Company also supplies 30,000 equipment products. The Company sells into over 150 countries, servicing over 60,000 accounts representing over one million individual customers.

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

Property, Plant and Equipment:

The cost of property, plant and equipment is depreciated over the estimated useful lives of the assets using the straight-line method with lives ranging from three to twelve years for machinery and equipment and fifteen to forty years for buildings and improvements. Depreciation expense was $69.3, $67.2 and $64.4 for the years ended December 31, 2004, 2003 and 2002, respectively. The Company capitalizes interest as part of the cost of constructing major facilities and equipment.

Goodwill:

Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” requires the Company to assess goodwill for impairment rather than systematically amortize goodwill against earnings. The goodwill impairment test compares the fair value of a reporting unit to its carrying amount, including goodwill. The Company operates as one reporting unit and its fair value exceeds its carrying value, including goodwill. Therefore, the Company has determined that no impairment of goodwill existed at December 31, 2004 and 2003.

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

Stock Options:

In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB No. 123” (SFAS 148). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (SFAS 123) to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted the disclosure provisions of SFAS 148 and is using the intrinsic value methodology for stock-based employee compensation in 2004. Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment” (SFAS 123(R)), issued in December 2004, is a revision of SFAS 123 and supercedes SFAS 148. SFAS 123(R) requires the use of the fair value based method of accounting for stock-based employee compensation and eliminates the use of the intrinsic value methodology for stock-based employee compensation that was provided in SFAS 123 as originally issued. SFAS 123(R) will be effective for the Company’s quarter ended September 30, 2005.

The Company can grant incentive and non-qualified stock options as well as stock appreciation rights, performance shares, restricted stock and other stock-based awards under the 2003 Long-Term Incentive Plan. To determine the pro-forma effects on net income and net income per share of the stock options granted, the Company first measures the total fair value of each option grant on the date of grant using the Black-Scholes option-pricing model. The Company then recognizes each grant’s total cost over the period that the options vest based on the determined fair value of each grant. Had compensation cost for the Company’s stock option plans been determined based on the fair value at the grant date, consistent with the provisions of SFAS 123, the Company’s reported and pro-forma net income and net income per share for the years ended December 31, 2004, 2003 and 2002 would have been as follows:

	2004	2003	2002
Net income — as reported	$232.9	$193.1	$130.7
Stock-based employee compensation expense, net of tax — pro-forma	(12.2)	(11.1)	(9.9)

Pro-forma net income	$220.7	$182.0	$120.8

Net income per share — Basic, as reported	$3.38	$2.74	$1.80
Net income per share — Basic, pro-forma	$3.20	$2.58	$1.66

Net income per share — Diluted, as reported	$3.34	$2.71	$1.78
Net income per share — Diluted, pro-forma	$3.16	$2.56	$1.64

The weighted-average assumptions under the Black-Scholes option-pricing model for 2004 are as follows: dividend yield of 1.20%, expected volatility of 30.0%, risk-free interest rate of 3.91% and expected life based on historical exercise periods of 6.8 years. The weighted-average assumptions for 2003 and 2002 are as follows: dividend yields of .97% and .82%, expected volatility of 30.6% and 30.5%, risk-free interest rates of 3.04% and 2.89% and expected life based on historical exercise periods of 6.7 and 6.1 years, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Reclassifications:

The accompanying consolidated financial statements for prior years contain certain reclassifications to conform with the presentation used in 2004.

Effect of New Accounting Standards:

In May 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” which supersedes FSP 106-1 of the same title. The FASB Staff Position clarifies the accounting for the benefits attributable to new government subsidies for companies that provide prescription drug benefits to retirees. Neither the amount of post-retirement benefit expense nor the accumulated post-retirement benefit obligation in the consolidated financial statements and accompanying notes reflects the effects of the Act on the Company’s post-retirement benefit plans. The Company does not expect the effects of the Act to have a material impact on the consolidated financial statements.

In October 2004, the American Jobs Creation Act of 2004 was signed into law. In December 2004, FASB Staff issued FASB Staff Position 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004” and FASB Staff Position 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004”. See Note 10 to the consolidated financial statements for further discussion of the American Jobs Creation Act of 2004 and its impact on the Company.

In November 2004, FASB issued Statement of Financial Accounting Standards No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4” (SFAS 151). SFAS 151 will be effective for the Company’s quarter ended September 30, 2005. This Statement requires companies to recognize as current-period charges certain items that were previously inventoried charges. The Company expects that the adoption of this Statement will not have a material impact on the consolidated financial statements.

In December 2004, FASB issued SFAS 123(R). SFAS 123(R) will be effective for the Company’s quarter ended September 30, 2005. This Statement requires companies to recognize compensation cost for employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The Company is currently evaluating the impact of the adoption of SFAS 123(R) on the consolidated financial statements. Based upon the Company’s historical level of stock option grants and valuation method, the estimated compensation expense, net of tax, would be approximately $12.0 on an annual basis.

NOTE 2: ALLOWANCE FOR DOUBTFUL ACCOUNTS

Changes in the allowance for doubtful accounts for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Balance, beginning of year	$5.2	$6.1	$6.2
Additions to reserves	1.2	1.1	3.4
Deductions from reserves	1.5	2.0	3.5

Balance, end of year	$4.9	$5.2	$6.1

NOTE 3: INVENTORIES

The principal categories of inventories at December 31, 2004 and 2003 are as follows:

	2004	2003
Finished goods	$386.6	$367.5
Work in process	19.3	20.9
Raw materials	40.9	38.2

Total	$446.8	$426.6

Inventories are valued at the lower of cost or market. Costs for 74% of inventories are determined using a weighted average actual cost method. Costs for 26% of inventories are determined using the last-in, first-out method. If the value of all chemical inventories had been determined using the weighted average actual cost method, inventories would have been $0.2, $0.5, and $0.3 higher than reported at December 31, 2004, 2003 and 2002, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 4: INTANGIBLE ASSETS

The Company’s amortizable and unamortizable intangible assets at December 31, 2004 and 2003 are as follows:

	Cost		Accumulated Amortization
	2004	2003	2004	2003
Amortizable intangible assets:
Patents	$4.2	$4.3	$2.7	$2.5
Trademarks	7.8	8.3	5.6	5.4
Licenses	4.9	4.5	2.0	1.6
Customer relationships	15.7	—	0.9	—
Technical knowledge	2.6	—	0.1	—
Other	9.6	4.9	5.7	4.0

Total	$44.8	$22.0	$17.0	$13.5

Unamortizable intangible assets:
Goodwill	$183.9	$138.2	$25.8	$25.2

The Company recorded amortization expense of $4.1, $2.1, and $1.9 for the years ended December 31, 2004, 2003 and 2002, respectively, related to amortizable intangible assets with estimated useful lives ranging from one to seventeen years. The Company’s second quarter acquisitions of UFC Limited (Ultrafine) and Tetrionics, Inc. (Tetrionics) added $23.2 of intangible assets and the Company recorded amortization expense of $2.2 related to the acquired intangible assets for the year ended December 31, 2004. The Company expects to record annual amortization expense for intangible assets of approximately $5.3 in 2005 and 2006 and $4.2 in each of the following three years.

Changes in net goodwill for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003
Balance, beginning of year	$113.0	$105.5
Acquisitions	39.7	—
Impact of foreign exchange rates	5.4	7.5

Balance, end of year	$158.1	$113.0

In the second quarter of 2004, the Company acquired Ultrafine and Tetrionics. The purchase price paid in cash for the two companies was $75.4, net of cash acquired. The Company has allocated the purchase price based on fair value of assets acquired and liabilities assumed. The excess purchase price over the fair value of net assets acquired is $39.7.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions Except Per Share Data)

NOTE 5: DISCONTINUED OPERATIONS

On April 23, 2002, the Company announced its decision to sell substantially all the assets of its Diagnostics business and continue to supply customers under contract while seeking to transfer these commitments to other vendors as it sought to discontinue this business. On April 22, 2003, the Company concluded all activity related to the Diagnostics business. The operations of the Diagnostics business are accounted for as discontinued operations, and accordingly, operating results, including cash flows, of discontinued operations are segregated in the accompanying Consolidated Statements of Income and Consolidated Statements of Cash Flows for all periods presented.

Operating results for the discontinued Diagnostics business are as follows:

	Years ended December 31,
	2003	2002
Net sales	$3.6	$43.9

Income (loss) before income taxes	$1.5	$(5.4)
Income tax (expense) benefit	(0.4)	1.7

Net income (loss)	$1.1	$(3.7)

The Company recorded a charge of $52.3, net of taxes, in 2002 as a result of discontinuing the Diagnostics business. Components of the Company’s charge for the year ended December 31, 2002 are as follows:

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

Assets of this discontinued operation were written down to an expected net realizable value when the Company announced its decision to sell substantially all the assets of its Diagnostics business and continue to supply customers under contract for a period of up to one year, while it sought to transfer these commitments to other vendors. The Company’s Diagnostics inventories became impaired as customers immediately looked for alternative sources of supply for their needs. Liabilities associated with this discontinued operation were estimated based on information available at December 31, 2002.

At December 31, 2003, there were no assets or liabilities of discontinued operations, as all activities related to discontinuing the Diagnostics business were completed during the second quarter of 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 6: NOTES PAYABLE

At December 31, 2004, the Company had short-term credit facilities totaling $300.0, consisting of a 91-day committed facility in the amount of $150.0 expiring on March 7, 2005 and a five-year committed facility in the amount of $150.0 expiring on December 11, 2006. These facilities supported the Company’s commercial paper program. The facilities were provided by a syndicate of banks. The Company did not have any borrowings outstanding under these facilities at December 31, 2004 and 2003. The syndicated facilities contain financial covenants that require the maintenance of net worth of at least $750.0 and a ratio of debt to total capitalization of no more than 55%. The Company is in compliance with these covenants. The Company intends to renew all or a majority of these facilities as they expire.

At December 31, 2003, the Company had commercial paper outstanding of $58.0, with a weighted average interest rate of 1.1%. Notes payable by international subsidiaries were $7.8 and $7.4 at December 31, 2004 and 2003, respectively. The notes are payable in local currencies with a weighted average interest rate of 0.7% at both December 31, 2004 and 2003.

In February 2005, the Company entered into a $300.0 credit agreement with a syndicate of banks. This credit agreement provides the Company with access to a $150.0 three-year term loan and $150.0 five-year committed credit facility. This credit agreement, which replaces the $150.0 short-term facility expiring March 7, 2005, was entered into to partially fund acquisitions and provide for working capital requirements. The credit agreement includes standard financial covenants and other customary terms and conditions for a facility of this type, including the $750.0 net worth and 55% debt to total capitalization ratio of the other short-term credit facility that expires on December 11, 2006.

NOTE 7: LONG-TERM DEBT

Long-term debt consists of the following:

	December 31,
	2004	2003
7.687% Senior Notes, due September 12, 2010	$100.0	$100.0
5.16% Senior Notes, due November 20, 2006	75.0	75.0
Other	3.3	2.5

Total	178.3	177.5
Less — Current maturities	(1.2)	(1.2)

	$177.1	$176.3

The Company, at its option, may redeem all or any portion of the Senior Notes by notice to the holder and by paying a make whole amount to the holder as compensation for loss of future interest income. The Senior Notes contain financial covenants that require the maintenance of net worth of at least $750.0 and a ratio of debt to total capitalization of no more than 55%. The Company is in compliance with these covenants.

Total interest expense incurred on short-term and long-term debt, net of amounts capitalized, was $10.0, $12.0 and $15.3 in 2004, 2003 and 2002, respectively.

The fair value of long-term debt for the Company, including current maturities, was approximately $193.2 and $189.9 at December 31, 2004 and 2003, respectively, based upon a discounted cash flow analysis using current market interest rates.

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

The principal forward currency exchange contracts are for the British pound, Euro, Swiss franc, Japanese yen and Canadian dollar. These contracts are recorded at fair value and are included in other current assets. Resulting gains and losses are recorded in selling, general and administrative expenses and are partially or completely offset by changes in the value of related exposures. The duration of the contracts typically does not exceed six months. The counterparties to the contracts are large, reputable commercial banks and, accordingly, the Company expects all counterparties to meet their obligations.

The notional amount, which approximates fair value, of open forward exchange contracts at December 31, 2004 and 2003 was $273.7 and $154.8, respectively.

NOTE 9: LEASE COMMITMENTS

The Company and its subsidiaries lease manufacturing, office and warehouse facilities and computer equipment under non-cancelable operating leases expiring at various dates. Rent charged to operations was $27.0, $27.5 and $27.1 in 2004, 2003 and 2002, respectively. Minimum rental commitments for non-cancelable leases in effect at December 31, 2004, are as follows:

2005	$21.0
2006	17.4
2007	12.8
2008	10.8
2009	10.4
2010 and thereafter	17.3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 10: INCOME TAXES

The components of income from continuing operations before income taxes consists of the following for years ended December 31:

	2004	2003	2002
United States operations	$224.1	$200.7	$216.3
International operations	87.7	72.1	55.8

Total income before taxes	$311.8	$272.8	$272.1

The provision for income taxes from continuing operations consists of the following for years ended December 31:

	2004	2003	2002
Current:
Federal	$62.0	$62.2	$54.9
State and local	4.9	4.6	4.1
International	29.9	13.9	20.7

Total current	96.8	80.7	79.7

Deferred:
Federal	(12.7)	(7.2)	9.5
State and local	(0.2)	(0.1)	1.8
International	(5.0)	9.0	(5.6)

Total deferred	(17.9)	1.7	5.7

Provision for income taxes	$78.9	$82.4	$85.4

The items accounting for the difference between income taxes computed at the U.S. federal statutory rate and the Company’s effective tax rate are as follows for years ended December 31:

	2004	2003	2002
Statutory tax rate	35.0%	35.0%	35.0%
EIE benefit	(3.0)	(3.8)	(3.0)
State and local income taxes, net of federal benefits	1.1	0.9	1.3
Research and development credits	(0.9)	(1.0)	(1.0)
International taxes	(6.0)	(1.4)	(1.9)
Other, net	(0.9)	0.5	1.0

Total effective tax rate on continuing operations	25.3%	30.2%	31.4%

The Extraterritorial Income Exclusion (EIE) on the Company’s U.S. export sales provided benefits in 2002 through 2004. The higher EIE benefit in 2003 resulted from prior year redeterminations. The international tax rate reduction in 2004 resulted from domestic and international benefits from an international tax restructuring and favorable settlement of an outstanding tax refund claim from a prior year.

The Company regularly reviews its potential tax liabilities for tax years subject to audit. Based on reviews during 2004, the Company determined that adjustments to tax expense were necessary. The net reduction of approximately $3.0 is reflected in the Other, net category.

Undistributed earnings of the Company’s foreign subsidiaries amounted to approximately $262.0 at December 31, 2004. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to various foreign countries. The Company may periodically make distributions from its foreign subsidiaries to its U.S. parent. These distributions will only be made at such time that they are deemed to be tax efficient. The Company does not anticipate any significant increase to its U.S. tax liability above that which has been previously recorded.

In October 2004, the American Jobs Creation Act of 2004 was signed into law. The new law phases out the EIE benefit, phases in a new deduction on U.S. manufacturing income, and allows the repatriation of undistributed foreign earnings at a reduced rate in 2005 subject to certain limitations. Based on 2004 levels, management estimates that any incremental 2005 tax expense from the phase-out of the export benefit will largely be offset by the new deduction on U.S. manufacturing income. The Company is also reviewing the implications of the new law on repatriation of earnings, which reduces the Federal income tax rate to 5.25 percent on certain earnings distributed from international subsidiaries in 2005.

Deferred income tax provisions reflect the effect of temporary differences between financial statement and tax reporting of income and expense items. The net deferred tax assets/liabilities at December 31 result from the following temporary differences:

	2004	2003
Deferred tax assets:
Inventories	$37.6	$32.2
Post-retirement benefits and employee benefits	21.5	19.7
Amortization	24.8	17.0

Total deferred tax assets	83.9	68.9

Deferred tax liabilities:
Property, plant and equipment	(57.9)	(57.9)
Pension benefits	(9.6)	(12.6)
Other	(4.2)	(4.1)

Total deferred tax liabilities	(71.7)	(74.6)

Net deferred tax assets (liabilities)	$12.2	$(5.7)

Deferred tax assets and liabilities in the preceding table, netted by taxing jurisdiction, are included in the following captions in the Consolidated Balance Sheets at December 31, 2004 and 2003:

	2004	2003
Other current assets	$44.9	$41.4
Other assets	22.0	13.0
Other accrued expenses	(7.9)	(10.1)
Other liabilities	(46.8)	(50.0)

Net deferred tax assets (liabilities)	$12.2	$(5.7)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 11: CONTINGENT LIABILITIES AND COMMITMENTS

The operations of the Company, like those of other companies engaged in similar lines of business, are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations primarily relate to worker safety, air and water quality and waste handling. During 2004, the Company reached a settlement with the United States Department of Justice and the Environmental Protection Agency (EPA) regarding a civil penalty based on alleged violations of Title VI of the Clean Air Act (40 C.F.R. Part 82). Various violations had been claimed by the EPA relating to the release of certain refrigerants from industrial appliances and record keeping violations associated with such releases. Payment of the final settlement of $0.2 occurred in the fourth quarter of 2004.

Other Matters

The Company is involved in legal and regulatory proceedings generally incidental to its business, as described below:

Insurance and Other Contingent Liabilities and Commitments

As previously disclosed, the Company is a defendant in several lawsuits and claims related to the normal conduct of its business, including lawsuits and claims related to product liability and personal injury matters. The Company has self-insured retention limits and has obtained insurance to provide coverage above the self-insured limits for pending product liability and personal injury claims, subject to certain limits and exclusions. Reserves have been provided to cover expected payments for these self-insured amounts at December 31, 2004.

In one group of lawsuits and claims, the Company, as well as others engaged in manufacturing and distributing similar products, is a defendant in multiple claims alleging injuries from exposure to various chemicals by a limited number of employees of one electronics manufacturer. These claims have been filed in three states. The Company has settled all claims filed by plaintiffs in one of these three states.

In the other group of lawsuits and claims, the Company provided a product for use in research activities in developing various vaccines at pharmaceutical companies. The Company, together with other manufacturers and distributors offering the same product and several pharmaceutical companies, has been named as a defendant and served in 287 lawsuits, of which 32 lawsuits have been dismissed to date. Several of the outstanding suits have been stayed by various state and federal courts pending a decision on coverage available under a Federal government relief program, which was expected by July 2004, but has been delayed.

In all cases, the Company believes its products in question were restricted to research use and that proper information for safe use of the products was provided to the customer.

The Company believes its reserves and insurance are sufficient to provide for claims received through December 31, 2004. While the outcome of the current claims cannot be predicted with certainty, the possible outcome of the claims is reviewed at least quarterly and reserves adjusted as deemed appropriate based on these reviews. Based on current information available, the Company believes that the ultimate resolution of these matters will not have a material adverse effect on its consolidated financial condition, results of operations or liquidity. Future claims related to the use of these categories of products may not be covered in full by the Company’s insurance program.

As previously disclosed, the Company and its subsidiary, Sigma Chemical Company, Inc., are two of numerous defendants named in a lawsuit filed by Enzo Biochem, Inc. and Enzo Life Sciences, Inc. (“Enzo”) on October 23, 2002 in the United States District Court for the Southern District of New York. Subsequently, on or about January 15, 2003, Enzo filed its First Amended Complaint and, among other things, added Sigma-Aldrich Company and Sigma-Aldrich, Inc. as additional defendants to the lawsuit. On or about May 28, 2003, based upon an Order entered by the District Court, Enzo filed separate complaints against the various defendants, including a separate complaint naming Sigma-Aldrich Corporation, Sigma Chemical Company, Inc., Sigma-Aldrich Company, Sigma-Aldrich, Inc. and Yale University as defendants. In the lawsuit, Enzo alleges, among other things, that the various Sigma defendants breached two distributorship agreements, violated Section 43(a) of the Lanham Act, and are infringing upon various patents. Enzo alleges that the Sigma entities manufacture, use, offer for sale, sell, and market certain products that infringe upon the claims of nine U.S. patents owned by and/or licensed to Enzo. The complaint seeks actual and enhanced damages but does not specify the amount sought. The Company believes there are substantial legal defenses to the allegations contained in the complaint, but cannot predict the likely outcome of the lawsuit. On or about July 16, 2003, Sigma filed a motion to dismiss the allegations of patent infringement pleaded in count 2 of the complaint insofar as they allege infringement of the four Ward Patents identified in the complaint on the grounds that the plaintiffs allegedly lack standing to prosecute such claims, and to dismiss all patent infringement claims that plaintiff Enzo Life Sciences, Inc. pleaded in count 2 of the complaint on the grounds that Enzo Life Sciences, Inc. lacks standing to prosecute such claims. The Court heard oral arguments

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 11: CONTINGENT LIABILITIES AND COMMITMENTS (continued)

on the motions on October 16, 2003, and took the motions under advisement. On or about March 18, 2004, the Court denied the dismissal motion without prejudice. On April 22, 2004, the Court was asked to certify the denial of the dismissal motion for immediate appeal to the U.S. Court of Appeals for the Federal Circuit. On September 21, 2004, the Court entered a scheduling order, setting a Markman hearing for June 28, 2005, and requiring that all liability and discovery and any expert discovery related to the Markman hearing be completed by May 6, 2005. Limited discovery has occurred to date. A trial date has not been set. Although the Company intends to vigorously defend against the allegations asserted in the lawsuit, given the inherent uncertainty of litigation and the very early stage of the proceedings, it is unable to predict the ultimate resolution of this matter. Based on current information available, the Company believes that the ultimate resolution of this matter would not have a material adverse effect on its consolidated financial condition, results of operations or liquidity.

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

The Company received $32.5 in cash and recorded a one-time pretax gain of $29.3 in 2002. The Company has reinvested proceeds from the sale of the Milwaukee facility, Wisconsin Department of Commerce enterprise tax credits, other government-provided funds or tax credits it received in connection with the replacement facility and additional funds from its ongoing capital budgets to construct replacement facilities by mid-2005, commencing construction in August 2003. Management expects productivity from the more modern and cost-effective design of its new facilities to fully offset all incremental costs upon completion of the new facilities in mid-2005. The Company believes that it will be able to avoid potential business interruptions by constructing and occupying fully functional replacement facilities by mid-2005 and has been successful in extending the date by which it must vacate its existing facility to September 30, 2005 in order to provide extra protections against unknown contingencies. However, any such interruptions could have a material adverse effect on the Company’s business and results of operations.

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

At December 31, 2004, there were no other known contingent liabilities that management believes could have a material adverse effect on the Company’s consolidated financial condition, results of operations or liquidity, nor were there any material commitments outside of the normal course of business. Material commitments in the normal course of business include notes payable, long-term debt, lease commitments and pension and other post-retirement benefit obligations which are disclosed in Note 6, Note 7, Note 9 and Note 14, respectively, to the consolidated financial statements for the year ended December 31, 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 12: COMMON STOCK

The Company’s 2003 Long-Term Incentive Plan (2003 LTIP), permits the granting of incentive or nonqualified stock options as well as stock appreciation rights, performance shares, restricted stock and other stock-based awards. The 2003 LTIP permits the distribution of up to 5,500,000 shares of the Company’s common stock, subject to increase for any shares forfeited under the Other Plans after the effective date of the 2003 LTIP. Shares issued under the 2003 LTIP may be authorized and unissued shares or treasury shares. This plan permits the award of non-qualified stock options to those members of the Board of Directors who are not employees of the Company. Under this plan, a non-employee Director will receive an initial option to purchase 10,000 shares of common stock on the date of his or her initial election as a Director. Additional awards of options to purchase 4,000 shares are made to each eligible Director on the day after each annual shareholders’ meeting if the non-employee Director has served on the Board of Directors for at least six months. Under this plan, incentive stock options may only be granted to employees of the Company or its subsidiaries, and a participant may not hold incentive stock options with a fair market value, determined as of the grant date, in excess of $0.1 in the year in which they are first exercisable if this limitation is necessary to qualify the option as an incentive stock option. Incentive and non-qualified stock options may not have an option price of less than the fair market value of the shares at the date of the grant. Options generally become exercisable one year following the grant date and expire ten years after the grant date. Options granted in 2004 for 923,050 shares become exercisable over a one to five year period. Including shares forfeited, 3,810,357 shares of the Company’s common stock remained to be awarded at December 31, 2004 under this plan.

There were no options granted in 2004 or 2003 under the 1998 Directors’ Non-Qualified Share Option Plan. Options granted in 2002 to purchase 8,000 shares become exercisable over one to five years at $50.63 per share.

There were no options granted in 2004 or 2003 under the 2000 Share Option Plan. Options granted in 2002 to purchase 1,054,700 shares become exercisable over one to five years at prices ranging from $40.11 to $50.63 per share.

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 12/31/04	Wtd. Avg. Remaining Contractual Life	Wtd. Avg. Exercise Price Per Share	Number Exercisable at 12/31/04	Wtd. Avg. Exercise Price Per Share
$23.25 to $30.75	453,010	42.28 months	$27.15	453,010	$27.15
$32.3125 to $36.875	925,234	61.34 months	36.30	866,034	36.29
$38.73 to $42.855	161,985	53.28 months	39.77	161,985	39.77
$44.125 to $50.63	922,490	89.21 months	50.49	724,940	50.46
$51.50 to $57.96	1,677,050	108.08 months	54.75	578,450	52.02

	4,139,769	84.08 months	$46.07	2,784,419	$41.96

A summary of the combined activity and balances for the Company’s stock options for all plans as of December 31, 2004, 2003 and 2002 and changes during the years ended on those dates is as follows:

	2004		2003		2002
	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price
Options outstanding, beginning of year	3,858,135	$41.98	3,766,515	$37.87	3,565,183	$32.39
Options granted	923,050	57.31	853,850	51.72	1,114,500	50.40
Options exercised	(606,866)	36.98	(635,180)	31.92	(849,668)	30.88
Options cancelled	(34,550)	52.18	(127,050)	36.38	(63,500)	42.13

Options outstanding, end of year	4,139,769	$46.07	3,858,135	$41.98	3,766,515	$37.87

Options exercisable at year-end	2,784,419	$41.96	2,539,435	$38.26	2,696,015	$32.81
Weighted average fair value of options
granted during the year	$19.47		$17.26		$16.22

The Company has outstanding one common share purchase right (a “Right”) for each outstanding share of common stock of the Company. Generally, if any person or group acquires 15% or more of the Company’s outstanding voting stock without prior written consent of the Company’s Board of Directors, these Rights become exercisable.

A grant of 25,900 shares of restricted common stock was awarded on February 10, 2004 with a market value on that date of $1.5. The market value of the restricted stock at the date of grant is being charged to expense over the vesting period. In 2004, this expense totaled $0.7.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 13: COMPANY OPERATIONS BY BUSINESS UNIT

The Company consists of three business units, which define the Company’s approach to serving customers rather than any internal division used to allocate resources or assess performance. The Company’s Chief Operating Decision Maker and Board of Directors only review net sales for the Company’s three business units. The Company’s Chief Operating Decision Maker and Board of Directors review profit and loss information on a consolidated basis to assess performance, make overall operating decisions and make resource allocations. The Company’s business units are closely interrelated in their activities and share services such as order entry, billing, tech services, internet, purchasing, inventory control and share production and distribution facilities. As a result, it is impractical and provides no value to allocate costs of these services to the business units. Additionally, the Company’s Chief Operating Decision Maker, Chief Financial Officer, Chief Operating Officer and business unit presidents participate in a cash bonus program which rewards performance based upon consolidated Company results for sales growth, operating income growth and return on assets. Based on these factors, the Company concludes that it operates in one segment. Net sales by business unit are as follows:

	2004	2003	2002
Scientific Research	$833.7	$768.6	$712.7
Biotechnology	312.4	294.3	269.9
Fine Chemicals	263.1	235.2	224.4

Total	$1,409.2	$1,298.1	$1,207.0

The United States sales to unaffiliated customers presented in the summary below include sales to international markets as follows:

Year	Amount	Year	Amount	Year	Amount
2004	$26.7	2003	$35.9	2002	$37.2

Geographic financial information is as follows:

	2004	2003	2002
Net sales to unaffiliated customers:
United States	$565.3	$563.3	$585.7
International	843.9	734.8	621.3

Total	$1,409.2	$1,298.1	$1,207.0

Long-lived assets at December 31:
United States	$402.0	$377.4	$387.0
International	241.3	220.0	192.1

Total	$643.3	$597.4	$579.1

NOTE 14: PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

The Company maintains several retirement plans covering substantially all U.S. employees and employees of certain international subsidiaries. Pension benefits are generally based on years of service and compensation. The Company also maintains post-retirement medical benefit plans covering most of its U.S. employees. Benefits are subject to deductibles, co-payment provisions and coordination with benefits available under Medicare. The Company has made a determination regarding the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) that the prescription drug benefits it provides will be actuarially equivalent to the benefits provided under the Act. This determination was based on an analysis of the benefits and participant contributions for a particular participant group and comparing them to the benefits and contributions for the Medicare Part D standard benefit package. Retiree groups were assumed to be actuarially equivalent where the actuarial net value of the benefit/contribution package was greater than the Medicare Part D standard benefit package. The estimated benefit of the subsidy resulting from the Act has been incorporated as an actuarial gain into the measurement of the Plan obligation as of the November 30, 2004 measurement date. The Company did not see any benefits of the Act in 2004. The Company may amend any of the plans periodically to reflect legislative or other benefit changes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 14: PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS (continued)

The following chart summarizes the balance sheet impact, as well as the benefit obligations, assets and funded status of the pension and post-retirement medical benefit plans:

	Pension Plans
	United States		International		Post-Retirement Medical Benefit Plans
	2004	2003	2004	2003	2004	2003
Reconciliation of funded status of the plans and the amounts included in the Company’s Consolidated Balance Sheets at December 31:
Change in benefit obligations
Beginning obligations	$70.0	$61.1	$104.1	$80.3	$53.7	$47.4
Service cost	3.9	3.3	5.4	3.8	2.0	2.0
Interest cost	4.0	4.0	5.2	4.4	3.2	3.1
Plan participant contributions	—	—	1.7	1.8	0.2	—
Plan amendments	—	—	—	—	—	0.1
Benefits and expenses paid	(4.6)	(3.8)	(2.4)	(1.1)	(2.1)	(1.8)
Actuarial loss (gain)	5.7	5.4	2.2	5.7	(3.2)	2.9
Exchange rate changes	—	—	9.6	9.2	—	—

Ending obligations	$79.0	$70.0	$125.8	$104.1	$53.8	$53.7

Changes in plans assets
Beginning fair value	$77.6	$60.2	$86.4	$70.2	$—	$—
Actual return on plan assets	6.7	15.9	6.2	3.5	—	—
Employer contributions	—	5.3	3.9	4.0	1.9	1.8
Plan participant contributions	—	—	1.7	1.8	0.2	—
Benefits and expenses paid	(4.6)	(3.8)	(2.3)	(1.1)	(2.1)	(1.8)
Exchange rate changes	—	—	8.0	8.0	—	—

Ending fair value	$79.7	$77.6	$103.9	$86.4	$—	$—

Reconciliation of funded status
Funded status	$0.7	$7.6	$(21.9)	$(17.7)	$(53.8)	$(53.7)
Contributions and distributions made by Company from measurement date to fiscal year end	—	—	3.9	—	0.1	—
Unrecognized net actuarial losses (gains)	25.3	21.0	24.4	21.8	(0.8)	2.4
Unrecognized prior service cost	3.5	4.1	2.1	2.1	—	0.1
Unrecognized net transition asset	—	(0.1)	—	—	—	—
Additional liability	—	—	(7.4)	(8.0)	—	—

Net balance sheet asset/(liability)	$29.5	$32.6	$1.1	$(1.8)	$(54.5)	$(51.2)

Amounts recognized in the Consolidated Balance Sheets
Prepaid benefit cost	$29.5	$32.6	$8.1	$6.5	$—	$—
Accrued benefit liability	—	—	(7.0)	(8.2)	(54.5)	(51.2)
Intangible asset	—	—	1.4	1.2	—	—
Accumulated other comprehensive income	—	—	6.0	6.7	—	—

Net amount recognized at year end	$29.5	$32.6	$8.5	$6.2	$(54.5)	$(51.2)

The components of the net periodic benefit costs are as follows:

	Pension Plans
	United States			International			Post-Retirement Medical Benefit Plans
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Service cost	$3.9	$3.3	$3.3	$5.4	$3.8	$3.7	$2.0	$2.0	$1.8
Interest cost	4.0	4.0	4.0	5.2	4.4	3.9	3.2	3.1	3.0
Expected return on plan assets	(6.2)	(4.8)	(6.5)	(5.7)	(4.7)	(4.7)	—	—	—
Plan settlement and curtailment	—	—	0.4	—	—	—	—	—	—
Amortization	1.4	2.0	0.9	1.0	1.0	0.3	—	—	—

Net periodic benefit cost	$3.1	$4.5	$2.1	$5.9	$4.5	$3.2	$5.2	$5.1	$4.8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 14: PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS (continued)

The following chart summarizes the rate assumptions associated with the pension and post-retirement medical benefit plans:

	Pension Plans
	United States		International		Post-Retirement Medical Benefit Plans
	2004	2003	2004	2003	2004	2003
Assumptions to determine benefit obligations
Discount rate	6.00%	6.00%	4.31%	4.80%	6.00%	6.00%
Compensation rate increase	3.50%	3.50%	3.48%	3.70%	n/a	n/a
Measurement date	Nov-30	Dec-31	Nov-30	Dec-31	Nov-30	Dec-31
Assumptions to determine net cost
Discount rate	6.00%	6.75%	4.80%	4.80%	6.00%	6.00%
Expected rate of return on plan assets	8.25%	8.25%	6.30%	6.30%	n/a	n/a
Compensation rate increase	3.50%	4.25%	3.70%	3.60%	n/a	n/a
Additional year-end information
Accumulated benefit obligation	$70.5	$62.5	$104.4	$85.4	n/a	n/a
Plans with accumulated benefit obligations in excess of plan assets:
Projected benefit obligation	—	—	$43.6	$36.0	n/a	n/a
Accumulated benefit obligation	—	—	35.4	28.2	n/a	n/a
Fair value of plan assets	—	—	24.8	20.0	n/a	n/a
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligation	—	—	$125.8	$104.1	n/a	n/a
Fair value of plan assets	—	—	103.9	86.4	n/a	n/a

The expected employer contributions and benefit payments are shown in the following table for the pension and post-retirement medical benefit plans:

Cash Flows	Year Ending	Pension Plans		Post-Retirement Medical Benefit Plans
		U.S. Plans	International Plans
Expected employer contributions	2005	$2.6	$4.9	$2.4
Expected benefit payments for fiscal year ending	2005	$4.9	$2.0	$2.4
	2006	4.9	2.4	2.4
	2007	4.9	2.7	2.5
	2008	5.4	3.0	2.7
	2009	6.0	3.4	2.9
	Next 5 years	34.6	23.4	16.9

Pension Plans

In 2004, the Company changed the measurement date for its defined benefit retirement and post-retirement welfare benefit plans from December 31 to November 30 to provide management additional time to review and reflect the actuarial information in the Company’s consolidated financial statements under the accelerated reporting deadlines. The effect of the change in measurement date on the retirement and post-retirement welfare benefit plan expense or accrued/prepaid benefit cost was not material to the consolidated financial statements.

The Company selects the expected long-term rate of return on assets in consultation with the Plan’s investment advisors and actuary. This rate is intended to reflect the expected average rate of earnings on the funds invested or to be invested to provide plan benefits. The plans are assumed to continue in force for as long as the assets are expected to be invested. In estimating the expected long-term rate of return on assets, appropriate consideration is given to historical performance for the major asset classes held or anticipated to be held by the Plan and to current forecasts of future rates of return for those asset classes. Cash flow and expenses are taken into consideration to the extent that the expected return would be affected by them. Because assets are held in qualified trusts, expected returns are not reduced for taxes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 14: PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS (continued)

The assets of the pension plans are invested in institutionally acceptable investments to produce a prudently diversified portfolio. The trust funds are sufficiently diversified to maintain a reasonable level of risk without sacrificing return. Targeted asset allocations and weighted average asset allocations at November 30, 2004 are as follows:

	Target Allocations		Weighted Average Asset Allocations
	U.S. Plans	International Plans	U.S. Plans	International Plans
Equity Securities	70-85%	n/a	80%	44%
Real Estate	—	n/a	—	12%
Debt Securities	15-30%	n/a	20%	36%
Other	—	n/a	—	8%

The Company has engaged an Investment Manager and Trustee for the U.S. Plan, who has the responsibility of selecting investment fund managers with demonstrated experience and expertise and funds with demonstrated historical performance meeting the Plan’s investment guidelines. The Investment Manager considers both actively and passively managed investment strategies and allocates funds across the asset classes to develop an efficient investment structure.

The Trustees of the International plans have engaged reputable institutions to invest the Plan’s assets in funds with demonstrated historical performance and manage the Plan’s assets in accordance with investment guidelines developed by the Trustees.

Post-Retirement Medical Benefit Plans

Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement medical benefit plans. Medical costs were assumed to increase at an annual rate of 10.0% in 2004, decreasing ratably to a growth rate of 5.0% in 2010 and remaining at 5.0% per year thereafter. The effects of a one-percentage point decrease in the assumed health care cost trend rates on the aggregate service and interest cost components and on the post-retirement benefit obligations are decreases of $0.2 and $2.9, respectively. The effects of a one-percentage point increase on the aggregate service and interest cost components and on the post-retirement benefit obligations are increases of $0.2 and $3.6, respectively. Benefits are funded as claims are paid.

401(k) Retirement Savings Plan

The Company’s 401(k) retirement savings plan provides retirement benefits to eligible U.S. employees in addition to those provided by the pension plan. The plan permits participants to voluntarily defer a portion of their compensation, subject to Internal Revenue Code limitations. The Company also contributes a fixed amount per year to the account of each eligible employee plus a percentage of the employee’s salary deferral. The Company’s policy is to fully fund this plan. The cost for this plan was $6.1, $5.8 and $5.7 for the years ended December 31, 2004, 2003 and 2002, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 15: EARNINGS PER SHARE

A reconciliation of basic and diluted earnings per share, together with the related shares outstanding for the years ended December 31 are as follows:

	2004	2003	2002
Net income available to common shareholders
Net income from continuing operations	$232.9	$190.4	$186.7
Net income (loss) from operations of discontinued business	—	1.1	(3.7)
Net gain (loss) on disposition of discontinued operations	—	1.6	(52.3)

Net income	$232.9	$193.1	$130.7

Weighted average shares
Basic shares	69.0	70.5	72.7
Effect of dilutive securities — options outstanding	0.8	0.6	0.7

Diluted shares	69.8	71.1	73.4

Net income per share — Basic
Net income from continuing operations	$3.38	$2.70	$2.57
Net income (loss) from operations of discontinued business	—	0.02	(0.05)
Net gain (loss) on disposition of discontinued operations	—	0.02	(0.72)

Net income	$3.38	$2.74	$1.80

Net income per share — Diluted
Net income from continuing operations	$3.34	$2.68	$2.54
Net income (loss) from operations of discontinued business	—	0.01	(0.05)
Net gain (loss) on disposition of discontinued operations	—	0.02	(0.71)

Net income	$3.34	$2.71	$1.78

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 16: ACQUISITIONS

On April 14, 2004, the Company acquired the stock of Ultrafine, a leading supplier of contract chemistry services for all phases of drug development, with capabilities ranging from fundamental research to current Good Manufacturing Practices (cGMP) manufacturing, including the ability to supply active ingredients for clinical trials.

On June 22, 2004, the Company acquired the stock of Tetrionics, a supplier of high purity vitamin D analogs and services including synthesis and scale up, analytical chemistry, regulatory support and cGMP of active pharmaceutical ingredients across a broad range of structural classes of molecules with a strong emphasis on high potency and cytotoxic compounds.

The above transactions have been accounted for using the purchase method of accounting and accordingly are included in the Company’s consolidated financial statements from the date of acquisition. Both of the acquisitions are part of the Fine Chemicals Business Unit. The acquisitions were not material for proforma presentation requirements.

The purchase price paid in cash for the two acquisitions was $75.4, net of cash acquired. The Company has allocated the purchase price based on fair value of assets acquired and liabilities assumed. The excess purchase price over the fair value of net assets acquired is $39.7, of which approximately $24.0 is deductible for tax purposes. The fair value of net assets acquired was based on preliminary estimates and may be revised at a later date.

NOTE 17: SHARE REPURCHASES

At December 31, 2004 and December 31, 2003, the Company had repurchased a total of 36.0 million shares and 35.0 million shares, respectively. During 2003, the Company was authorized to increase its share repurchase program from 35.0 million to 40.0 million shares. There were 68.7 million shares outstanding as of December 31, 2004. The Company expects to acquire the remaining 4.0 million authorized shares, however, the timing of the repurchases and number of shares repurchased, if any, will depend upon market conditions and other factors.

NOTE 18: SUBSEQUENT EVENTS

On January 18, 2005, the Company entered into an agreement to acquire JRH Biosciences (JRH), a wholly-owned subsidiary of CSL Limited and a leading global supplier of cell culture and sera products to the biopharmaceutical industry. The purchase price is $370.0 subject to adjustment for the difference at the closing date between cash and indebtedness of JRH and between the net working capital of JRH relative to its net working capital as of September 30, 2004. The purchase price was paid in cash upon completion of the acquisition on February 28, 2005. On February 16, 2005, the Company entered into an agreement to acquire Proligo Group from Degussa AG. The Company expects the acquisition to close in the second quarter of 2005. The Company expects to fund both acquisitions with a combination of existing cash, short-term debt and three-year term debt. Both acquisitions are subject to normal closing terms.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in the Securities Exchange Act Rule 13a-15 (f)). Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2004. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control-Integrated Framework. Our management has concluded that, as of December 31, 2004, our internal control over financial reporting is effective based on these criteria. Our independent registered public accounting firm, KPMG LLP, has issued an audit report on our assessment of our internal control over financial reporting, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Sigma-Aldrich Corporation:

We have audited the accompanying consolidated balance sheets of Sigma-Aldrich Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sigma-Aldrich Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Sigma-Aldrich Corporation’s internal control over financial reporting as of December 31, 2004, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 9, 2005 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP
St. Louis, Missouri
March 9, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Sigma-Aldrich Corporation:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting on page 46, that Sigma-Aldrich Corporation maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sigma-Aldrich Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Sigma-Aldrich Corporation maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Sigma-Aldrich Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sigma-Aldrich Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 9, 2005 expressed an unqualified opinion on those consolidated financial statements.

/s/    KPMG LLP

St. Louis, Missouri

March 9, 2005

SELECTED FINANCIAL DATA

(Unaudited)

Common Stock Data (per share):

	2004 Price Range		2003 Price Range		Dividends
	High	Low	High	Low	2004	2003
First Quarter	$59.74	$53.22	$49.10	$41.17	$0.17	$0.09
Second Quarter	59.96	53.75	56.63	43.00	0.17	0.09
Third Quarter	59.86	54.24	57.00	51.98	0.17	0.16
Fourth Quarter	61.62	53.25	57.46	51.65	0.17	0.16

The common stock is traded on the National Market System (“NMS”) of the National Association of Securities Dealers Automated Quotation System (“NASDAQ”). The trading symbol is SIAL.

Options in the Company’s common stock are traded on the Chicago Board Options Exchange. On March 7, 2005, there were 976 record holders of the Company’s common stock.

See Management’s Discussion and Analysis related to items affecting the comparability of results and accounting changes for the financial data presented below.

Annual Financial Data (in millions, except per share data):

	2004	2003	2002	2001	2000
Net sales	$1,409.2	$1,298.1	$1,207.0	$1,114.5	$1,034.4
Net income from continuing operations	232.9	190.4	186.7	152.8	150.1
Per share:
Net income from continuing operations — Basic	3.38	2.70	2.57	2.05	1.80
Net income from continuing operations — Diluted	3.34	2.68	2.54	2.03	1.80
Dividends	0.6800	0.5000	0.3450	0.3325	0.3150
Total assets	1,745.0	1,548.2	1,389.7	1,439.8	1,347.7
Long-term debt	177.1	176.3	176.8	177.7	100.8

Quarterly Financial Data (in millions, except per share data):

	2004 Quarter Ended
	March 31	June 30	Sept. 30	Dec. 31
Net sales	$368.1	$348.6	$340.6	$351.9
Gross profit	196.6	185.3	182.3	187.4
Net income	62.3	59.6	56.3	54.7
Net income per share — Basic	0.90	0.86	0.82	0.80
Net income per share — Diluted	0.89	0.85	0.81	0.79

	2003 Quarter Ended
	March 31	June 30	Sept. 30	Dec. 31
Net sales	$334.7	$327.0	$314.2	$322.2
Gross profit	171.0	166.5	164.3	168.9
Net income from continuing operations	48.9	48.0	46.8	46.7
Net income from operations of discontinued business	1.1	—	—	—
Net gain on disposition of discontinued operations	1.5	0.1	—	—

Net income	$51.5	$48.1	$46.8	$46.7

Net income per share — Basic:
Net income from continuing operations	$0.69	$0.68	$0.66	$0.67
Net income from operations of discontinued business	0.02	—	—	—
Net gain on disposition of discontinued operations	0.02	—	—	—

Net income	$0.73	$0.68	$0.66	$0.67

Net income per share — Diluted:
Net income from continuing operations	$0.68	$0.67	$0.66	$0.67
Net income from operations of discontinued business	0.02	—	—	—
Net gain on disposition of discontinued operations	0.02	—	—	—

Net income	$0.72	$0.67	$0.66	$0.67