Form 10-K, Exhibit 13
period 2005-12-31
SIGMA ALDRICH CORP
filed 2006-03-14
CIK 90185

Exhibit 13

FINANCIALS

TABLE OF CONTENTS

Management’s Discussion and Analysis	17

Consolidated Statements of Income	26

Consolidated Balance Sheets	27

Consolidated Statements of Stockholders’ Equity	28

Consolidated Statements of Cash Flows	29

Notes to Consolidated Financial Statements	30

Management’s Report on Internal Control Over Financial Reporting	42

Reports of Independent Registered Public Accounting Firm	42

Selected Financial Data	44

MANAGEMENT’S DISCUSSION AND ANALYSIS

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

INTRODUCTION

Sigma-Aldrich Corporation (“the Company”) develops, manufactures and distributes the broadest range of high quality biochemicals and organic chemicals available in the world. These chemical products and kits are used in scientific and genomic research, biotechnology, pharmaceutical development, the diagnosis of disease and as key components in pharmaceutical and other high technology manufacturing. The Company operates in 35 countries, manufacturing 45,000 of the 100,000 chemical products it sells. The Company also supplies 30,000 equipment products. The Company sells into over 150 countries, servicing over 60,000 accounts representing over one million individual customers.

Prior to 2006, the Company consisted of three business units, Scientific Research, Biotechnology and SAFC (Fine Chemicals), which defined the Company’s approach to serving customers. Scientific Research, which represented 53% of sales in 2005, provides customers with high quality research chemicals and products for use in Life Science and High Technology applications. Biotechnology, which represented 21% of sales in 2005, provides customers with biochemicals and kits for Biotechnology and genome Life Science research. SAFC (Fine Chemicals), which represented 26% of sales in 2005, provides customers with larger-scale organic chemicals and biochemicals for the Pharmaceutical, Biotechnology and High Technology industries. Effective January 1, 2006, the Company implemented a new customer-centric organizational structure featuring the Research units of Essentials, Specialties and Biotech and the acquisition-enhanced Fine Chemicals unit, SAFC. These units are closely interrelated in their activities and share services such as order entry, billing, tech services, internet, purchasing, inventory control and share production and distribution facilities. Additionally, these units are supported by centralized functional areas such as finance, human resources, quality, safety and compliance and information technology.

The Company has a broad customer base of pharmaceutical companies, diagnostics companies, biotechnology companies, universities, governmental institutions, non-profit organizations, chemical companies, hospitals and commercial laboratories, located in the United States, Europe and Internationally, and would not be significantly impacted by the loss of any one customer. However, economic conditions and government research funding in the United States, Europe and Internationally do impact demand from our customers. In 2005, we believe that market growth in research and fine chemicals markets served by the Company was about 2-3%, an improvement from about 1% market growth in 2004.

Market growth in 2006 is expected to be consistent with 2005. The Company expects sales growth in 2006 to benefit from its new customer-centric organizational structure. Each of these units will be launching new marketing, investment and process improvement initiatives to drive sales growth in 2006, building on the Company’s Internet superiority, expanding in faster growing world economies and making strategic acquisitions.

With over 50% of sales denominated in currencies other than the U.S. dollar, any significant changes in currency exchange rates will likely have a significant impact on the Company’s sales growth and diluted earnings per share.

COMPARABILITY

The net income summaries below present the results of our operations before certain other items affecting our business. These summaries show the impact certain other items had on our net income and basic and diluted net income per share. The Company uses this non-GAAP presentation of adjusted income amounts and comparisons to supplement its GAAP disclosures because it excludes these certain other items in judging its performance and believes this information is useful to investors as well. The Company does not, and does not suggest investors should, consider such non-GAAP financial measures in isolation from, or as a substitute for, GAAP financial information.

	Net Income
Years Ended December 31	2005	2004	2003
Net income from continuing operations before certain other items	$261.8	$217.6	$190.4

International and other tax benefits	—	15.3	—
Tax claim settlement benefit	11.3	—	—
Inventory purchase accounting charge	(10.7)	—	—
Tax charge for repatriation of accumulated foreign earnings under the American Jobs Creation Act of 2004	(4.1)	—	—

Total	(3.5)	15.3	—

Reported net income from continuing operations	258.3	232.9	190.4
Net income from discontinued business — Diagnostics	—	—	2.7

Reported net income	$258.3	$232.9	$193.1

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

COMPARABILITY (continued)

	Net Income Per Share — Basic
	2005	2004	2003
Net income from continuing operations before certain other items	$3.85	$3.16	$2.70

International and other tax benefits	—	.22	—
Tax claim settlement benefit	.17	—	—
Inventory purchase accounting charge	(.16)	—	—
Tax charge for repatriation of accumulated foreign earnings under the American Jobs Creation Act of 2004	(.06)	—	—

Total	(.05)	.22	—

Reported net income from continuing operations	3.80	3.38	2.70
Net income from discontinued business — Diagnostics	—	—	.04

Reported net income	$3.80	$3.38	$2.74

	Net Income Per Share — Diluted
	2005	2004	2003
Net income from continuing operations before certain other items	$3.82	$3.12	$2.68

International and other tax benefits	—	.22	—
Tax claim settlement benefit	.16	—	—
Inventory purchase accounting charge	(.16)	—	—
Tax charge for repatriation of accumulated foreign earnings under the American Jobs Creation Act of 2004	(.06)	—	—

Total	(.06)	.22	—

Reported net income from continuing operations	3.76	3.34	2.68
Net income from discontinued business — Diagnostics	—	—	.03

Reported net income	$3.76	$3.34	$2.71

NON-GAAP FINANCIAL MEASURES

The Company uses certain non-GAAP financial measures to supplement its GAAP disclosures. The Company does not, and does not suggest investors should, consider such non-GAAP financial measures in isolation from, or as a substitute for, GAAP financial information. These non-GAAP measures may not be consistent with the presentation by similar companies in the Company’s industry. Whenever the Company uses such non-GAAP measures, it provides a reconciliation of such measures to the most closely applicable GAAP measure.

With over 50% of sales denominated in currencies other than the U.S. dollar, the Company uses currency adjusted growth, and believes it is useful to investors, to judge the Company’s controllable, local currency performance. While the Company is able to report currency impacts after the fact, it is unable to estimate the changes that may occur after 2005 to applicable rates of exchange. Any significant changes in currency exchange rates would likely have a significant impact on the Company’s reported growth rates due to the volume of the Company’s sales denominated in foreign currencies.

The Company also reports both GAAP and adjusted sales and income amounts and comparisons to reflect what it believes are ongoing and/or comparable operating results excluding certain other items. The Company excludes these other items in judging its historical performance and believes this non-GAAP information is useful to investors as well.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

HIGHLIGHTS

Reported sales increased 18.3% to $1,666.5 in 2005 from $1,409.2 in 2004. The addition of JRH’s industrial cell culture business contributed 9.4 percentage points of this increase. Organic growth in core businesses, including integrated acquisitions, provided 8.2 percentage points of growth. Changes in currency rates contributed 0.7 percentage points of benefit to the sales increase. Reported sales increased 8.6% to $1,409.2 in 2004 from $1,298.1 in 2003. The sales growth in 2004 is primarily attributable to currency benefits, acquisitions and price increases partially offset by a slight decline in unit volume.

Reported net income in 2005 increased 10.9% to $258.3 from $232.9 in 2004. Net income in 2005 included a tax claim settlement benefit of $11.3, an inventory purchase accounting charge of $10.7 and a $4.1 tax charge for the repatriation of accumulated foreign earnings under the American Jobs Creation Act of 2004. Net income before certain other items increased 20.3% to $261.8 in 2005, compared to $217.6 in 2004. The increase in net income before certain other items primarily resulted from strong organic sales growth, currency benefits and continued process improvement activities, which was partially offset by costs of other growth initiatives and higher interest costs due to increased borrowings to fund acquisitions in 2005 and share repurchases and higher interest rates.

Reported net income from continuing operations in 2004 increased 22.3% to $232.9 from $190.4 in 2003. This increase in net income resulted from improved gross margins, a small decline in research and development spending as a percent of sales, lower interest costs due to reduced borrowings and a tax rate reduction resulting from international and other tax benefits, partially offset by planned additions to the sales force and new marketing programs.

Diluted earnings per share in 2005 increased 12.6% to $3.76 from $3.34 in 2004. Diluted earnings per share in 2005 benefited from a $0.16 gain on a tax claim settlement that was more than offset by a $0.16 inventory purchase accounting charge and a $0.06 tax charge for the repatriation of accumulated foreign earnings. Diluted earnings per share before certain other items increased 22.4% to $3.82 in 2005 from $3.12 in 2004 as previously discussed.

Diluted earnings per share from continuing operations in 2004 increased 24.6% to $3.34 from $2.68 in 2003. Diluted earnings per share in 2004 benefited from the items previously discussed.

ITEMS AFFECTING COMPARABILITY OF RESULTS

•	On April 1, 2005, the Company purchased the Proligo Group (Proligo).

•	On February 28, 2005, the Company purchased the JRH Biosciences division (JRH) of CSL Limited.

•	On June 22, 2004, the Company purchased Tetrionics, Inc. (Tetrionics).

•	On April 14, 2004, the Company purchased UFC Limited (Ultrafine).

•	At December 31, 2005, 2004 and 2003, the Company had repurchased 38.0 million, 36.0 million and 35.0 million of its outstanding shares, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

CRITICAL ACCOUNTING ESTIMATES

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

Pension and Other Post-Retirement Benefits

The determination of the obligation and expense for pension and other post-retirement benefits is dependent on the Company’s selection of certain assumptions used by actuaries to calculate such amounts. Those assumptions are described in Note 15 to the consolidated financial statements and include, among others, the discount rate, expected return on plan assets and rates of increase in compensation and health care costs.

In accordance with U.S. generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over future periods and therefore, generally affect the recognized expense and recorded obligation in such future periods. While the Company believes that the assumptions are appropriate, significant differences in actual experience or significant changes in the assumptions may materially affect the Company’s pension and other post-retirement benefit obligations and the Company’s future expense. A 1% increase in the discount rate assumption would have reduced the net periodic benefit cost by $1.0 for the U.S. plans and $1.9 for the International plans. A 1% reduction in the discount rate assumption would have increased the net periodic benefit cost by $1.1 for the U.S. plans and $3.5 for the International plans. A 1% change in the expected return on plan assets would have an impact on the Company’s pension expense of less than $2.0 for the Company’s plans.

Taxes

The Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. The Company regularly reviews its potential tax liabilities for tax years subject to audit. Changes in the Company’s tax liability occurred in 2005 and may occur in the future as its assessments change based on the progress of tax examinations in various jurisdictions and/or changes in worldwide tax regulations. In management’s opinion, adequate provisions for income taxes have been made for all years presented.

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

OPERATING RESULTS

Sales

Sales increased 18.3%, 8.6% and 7.6% in 2005, 2004 and 2003, respectively. The sales growth in 2005 was primarily attributable to acquisitions, improved unit volume growth, price increases and currency benefits. The Company’s pricing strategy has remained constant and price increases in 2005 provided similar contributions to those realized in prior periods. New product sales, while not material in the year introduced, do contribute to sales growth in subsequent years. The effect of translating foreign currency sales into U.S. dollars increased the 2005, 2004 and 2003 sales growth by 0.7%, 5.3% and 7.3%, respectively. With over 50% of sales denominated in currencies other than the U.S. dollar, the Company uses currency adjusted growth, and believes it is useful to investors, to judge the Company’s controllable, local currency performance. The Company does not, and does not suggest investors should, consider such non-GAAP financial measures in isolation from, or as a substitute for, GAAP financial information.

Reported sales growth, currency benefits, sales increases from the acquisition of JRH’s industrial cell culture business (indicated as “JRH Industrial” in the table below) and other acquisition benefits and the adjusted sales changes are as follows:

	Year Ended December 31, 2005
	Reported	Currency Benefit	JRH Industrial	Adjusted
Scientific Research	5.9%	0.9%	—%	5.0%
Biotechnology	11.0%	0.6%	—%	10.4%
SAFC	66.2%	0.6%	50.4%	15.2%
Total	18.3%	0.7%	9.4%	8.2%

	Year Ended December 31, 2004
	Reported	Currency Benefit	Acquisitions	Adjusted
Scientific Research	8.5%	5.5%	—%	3.0%
Biotechnology	6.2%	5.3%	—%	0.9%
SAFC	11.9%	4.6%	6.3%	1.0%
Total	8.6%	5.3%	1.1%	2.2%

	Year Ended December 31, 2003
	Reported	Currency Benefit	Acquisitions	Adjusted
Scientific Research	7.8%	7.6%	—%	0.2%
Biotechnology	9.1%	7.1%	—%	2.0%
SAFC	4.8%	6.5%	—%	(1.7%)
Total	7.6%	7.3%	—%	0.3%

Currency and acquisition adjusted sales growth in Scientific Research, Biotechnology and SAFC for 2005 was 5.0%, 10.4% and 15.2%, respectively. Scientific Research achieved sales gains in all major geographic areas (U.S., Europe and other international markets) due to price increases and higher unit volumes associated with improved market conditions and new sales initiatives. Biotechnology achieved sales gains from increased pricing, higher unit volumes primarily due to the integration of Proligo into the existing genomics business and the combination of the research based cell culture business of JRH with the existing Sigma-Aldrich research based cell culture business. SAFC reported strong organic sales growth over 2004 reflecting improved demand from pharmaceutical customers worldwide and improved sales to a wide variety of other manufacturers.

The sales growth in 2004 is primarily attributable to currency benefits, acquisitions and price increases partially offset by a slight decline in unit volume. Scientific Research achieved sales gains primarily on the strength of price increases while unit volumes remained largely equivalent to 2003. Biotechnology also achieved sales gains from increased pricing. Biotechnology sales volumes declined in 2004 due to reduced worldwide demand for synthetic DNA and lower sales of animal sourced serum due to continued, constrained market supply. The increase in currency and acquisition adjusted SAFC sales in 2004 reflects modest gains in sales to pharmaceutical customers from 2003 levels.

Cost of Products Sold

Cost of products sold was 49.1%, 46.7% and 48.3% of sales in 2005, 2004 and 2003, respectively. The decrease in gross profit as a percent of sales of 2.4% in 2005 is primarily due to the impact of a non-cash inventory purchase accounting charge to adjust acquired JRH and Proligo inventories to their fair market values and lower average gross margins associated with JRH’s acquired industrial cell culture business of 3.7%. Increased manufacturing and distribution costs, partially offset by reductions in product costs associated with process improvement activities, further reduced 2005 gross profit as a percent of sales by 0.7%. This decrease in gross profit as a percent of sales was partially offset by an increase in average sales prices of 1.3% and currency benefits of 0.7%.

The increase in gross profit as a percent of sales in 2004 of 1.6% primarily reflects currency benefits of 1.1 % and higher average sales prices of 1.1%. In 2004, gross profit as a percent of sales was reduced by 0.6% due to increased manufacturing costs partially offset by reductions in product costs resulting from process improvement activities.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were 26.2%, 27.7% and 26.6% of sales in 2005, 2004 and 2003, respectively. In 2005, selling, general and administrative expenses as a percent of sales decreased 1.5% compared to 2004 due to lower operating expenses as a percent of sales for JRH’s industrial cell culture business of 1.0% and benefits from continued cost reductions from process improvement activities, which offset the cost of other growth initiatives. In 2004, selling, general and administrative expenses as a percent of sales increased 1.1% compared to 2003 primarily due to cost increases for sales force additions and new marketing programs.

Research and Development Expenses

Research and development expenses were 3.0%, 3.0% and 3.3% of sales in 2005, 2004 and 2003. The research and development expenses relate primarily to efforts to add new manufactured products. All manufactured products currently account for approximately 60% of total sales.

Interest Expense, Net

Net interest expense reduced pretax earnings by $18.1, $7.2 and $10.1 in 2005, 2004 and 2003, respectively. The increase in net interest expense in 2005 from 2004 is due to borrowings for the 2005 acquisitions of JRH and Proligo and share repurchases and higher interest rates. The decrease in net interest expense in 2004 from 2003 is due to lower net interest costs resulting from interest earned on higher cash balances and lower levels of short-term debt.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

OPERATING RESULTS (continued)

Income Taxes

Income taxes, which include federal, state and international taxes were 24.8%, 25.3% and 30.2% of pretax income from continuing operations in 2005, 2004 and 2003, respectively. The effective income tax rate in 2005 of 24.8% reflects a favorable settlement of tax claims for 1998-2001 and a reduction in tax liabilities based on this settlement largely offset by the tax charge to repatriate accumulated foreign earnings and a lower level of international and other tax benefits in 2005. The effective income tax rate in 2004 of 25.3% reflects benefits from changing our worldwide organizational structure to align our legal entities with our international operating organization, along with a higher level of international and other tax benefits.

The Company’s tax rate is expected to be approximately 31 % in 2006 as the net effect of the 2005 tax claim settlement benefit and the 2005 tax charge to repatriate accumulated foreign earnings will not recur.

Accounting Changes

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment”, (SFAS 123 (R)). SFAS 123(R) will be effective for the Company’s quarter ended March 31, 2006. This Statement requires companies to recognize compensation cost for employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The Company estimates the impact in 2006 of adopting SFAS 123(R)to be approximately $0.14 to $0.16 diluted earnings per share. Had SFAS 123(R) been effective for the year ended December 31, 2005, reported diluted earnings per share would have been reduced by $0.14.

In November 2004, FASB issued Statement of Financial Accounting Standards No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4,” (SFAS 151). This Statement requires companies to recognize as current-period charges certain items that were previously inventoried charges. The adoption of SFAS 151 in 2005 did not impact the Company’s consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash flows from operating, investing and financing activities, as reflected in the Consolidated Statements of Cash Flows, are summarized in the following table:

	Years Ended December 31,
	2005	2004	2003
Net cash provided by (used in):
Operating activities	$280.5	$323.8	$309.0
Investing activities	(513.2)	(147.6)	(53.5)
Financing activities	171.1	(142.0)	(183.8)

Operating Activities

The decrease in net cash provided by operating activities in 2005 compared to 2004 was primarily due to increased net income from operations and reductions in accounts receivable more than offset by net changes in deferred income taxes, a decrease in accrued income taxes, a $19.5 pension contribution and a decrease in deferred revenues of $23.8. In 2005, working capital management initiatives improved accounts receivable days sales outstanding to 48 days, a two day improvement from year-end 2004. At December 31, 2005, inventory levels, excluding acquired inventories, decreased to 7.5 months on hand compared to 7.7 months on hand at December 31, 2004.

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

Investing Activities

In 2005, cash used for investing activities related primarily to funding the acquisitions of JRH and Proligo for $416.6 and capital expenditures of $92.2. Capital expenditures included the completion of construction for replacement facilities to relocate the Company’s major production, R&D, packaging and administration facilities in Milwaukee and other upgrades to production and R&D facilities.

In 2004, cash used for investing activities related primarily to funding of the acquisitions of Ultrafine and Tetrionics for $75.4 and capital expenditures of $70.3. Capital expenditures included construction of replacement facilities to relocate the Company’s major production, R&D, packaging and administration facilities in Milwaukee, expansion of the Company’s distribution center in Germany, a pilot plant upgrade in Germany and other upgrades to production and R&D facilities.

During 2006, capital spending is expected to be approximately $75 to $80.

Financing Activities

In 2005, the Company’s financing activities provided cash of $171.1. The issuance of short-term and long-term debt, net of repayments, provided cash of $118.0 and $202.9, respectively. Cash received from the exercise of stock options totaled $20.9. These cash inflows were partially offset by $51.3 and $119.4 used for dividend payments and treasury stock repurchases, respectively.

At December 31, 2005, the Company had credit facilities totaling $450.0, including a $150.0 term-loan to fund the JRH acquisition that was part of a $300.0 credit agreement entered into in February 2005. $300.0 of these facilities provide back-up liquidity for a commercial paper program. At December 31, 2005, the Company had $119.1 of commercial paper outstanding.

Long-term debt at December 31, 2005 was $283.2 compared to $177.1 in 2004. Total debt as a percentage of total capitalization was 28.9% and 13.3% at December 31, 2005 and 2004, respectively.

For a description of the Company’s material debt covenants, see Notes 7 and 8 to the consolidated financial statements.

Share Repurchases

At December 31, 2005 and December 31, 2004, the Company had repurchased a total of 38.0 million shares and 36.0 million shares, respectively, of an authorized repurchase of 40.0 million shares. During 2003, the Company was authorized to increase its share repurchase program from 35.0 million to 40.0 million shares. There were 67.2 million shares outstanding as of December 31, 2005. The Company expects to acquire

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

LIQUIDITY AND CAPITAL RESOURCES (continued)

the remaining 2.0 million authorized shares, however, the timing of the repurchases and number of shares repurchased, if any, will depend upon market conditions and other factors.

Liquidity and Risk Management

Liquidity risk refers to the risk that the Company might be unable to meet potential cash outflows promptly and cost effectively. Factors that could cause such risk to arise might be disruption to the securities market, downgrades in the Company’s credit rating or the unavailability of funds. In addition to the Company’s cash flows from operations, the Company utilizes commercial paper and long-term debt programs as funding sources. The Company maintains committed bank lines of credit to support its commercial paper borrowings, term loans and local bank lines of credit to support international operations. Down-grades in the Company’s credit rating or other limitations on the ability to access short-term financing, including the ability to refinance short-term debt as it becomes due, would increase interest costs and adversely affect profitability.

Management believes that the Company’s financial condition is such that internal and external resources are sufficient and available to satisfy the Company’s requirements for debt service, capital expenditures, acquisitions, dividends, share repurchases and working capital presently and for the next 12 months.

OTHER MATTERS

The Company is involved in legal proceedings generally incidental to its business, as described below:

Insurance and Other Contingent Liabilities and Commitments

As previously disclosed, the Company is a defendant in several lawsuits and claims related to the normal conduct of its business, including lawsuits and claims related to product liability and personal injury matters. The Company has self-insured retention limits and has obtained insurance to provide coverage above the self-insured limits for pending product liability and personal injury claims, subject to certain limits and exclusions. Reserves have been provided to cover expected payments for these self-insured amounts at December 31, 2005.

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

In the other group of lawsuits and claims, the Company provided a product for use in research activities in developing various vaccines at pharmaceutical companies. The Company, together with other manufacturers and distributors offering the same product and several pharmaceutical companies, has been named as a defendant and served in 293 lawsuits, of which 36 lawsuits have been dismissed to date. Several of the outstanding suits have been stayed by various state and federal courts pending a decision on coverage available under a Federal government relief program. No definite date has been set for this decision.

In all cases, the Company believes its products in question were restricted to research use and that proper information for safe use of the products was provided to the customer.

The Company believes its reserves and insurance are sufficient to provide for claims received through December 31, 2005. While the outcome of the current claims cannot be predicted with certainty, the possible outcome of the claims is reviewed at least quarterly and reserves adjusted as deemed appropriate based on these reviews. Based on current information available, the Company believes that the ultimate resolution of these matters will not have a material adverse effect on its consolidated financial condition, results of operations or liquidity. Future claims related to the use of these categories of products may not be covered in full by the Company’s insurance program.

As previously disclosed, the Company and its subsidiary, Sigma Chemical Company, Inc., are two of numerous defendants named in a lawsuit filed by Enzo Biochem, Inc. and Enzo Life Sciences, Inc. (“Enzo”) on October 23, 2002 in the United States District Court for the Southern District of New York. Subsequently, on or about January 15, 2003, Enzo filed its First Amended Complaint and, among other things, added Sigma-Aldrich Company and Sigma-Aldrich, Inc. as additional defendants to the lawsuit. On or about May 28, 2003, based upon an Order entered by the District Court, Enzo filed separate complaints against the various defendants, including a separate complaint naming Sigma-Aldrich Corporation, Sigma Chemical Company, Inc., Sigma-Aldrich Company, Sigma-Aldrich, Inc. and Yale University as defendants. In the lawsuit, Enzo alleges, among other things, that the various Sigma defendants breached two distributorship agreements, violated Section 43(a) of the Lanham Act, and are infringing upon various patents. Enzo alleges that the Sigma entities manufacture, use, offer for sale, sell and market certain products that infringe upon the claims of nine U.S. patents owned by and/or licensed to Enzo. The complaint seeks actual and enhanced damages but does not specify the amount sought. The Company believes there are substantial legal defenses to the allegations contained in the complaint, but cannot predict the likely outcome of the lawsuit. On or about July 16, 2003, Sigma filed a motion to dismiss the allegations of patent infringement pleaded in count 2 of the complaint insofar as they allege infringement of the four Ward Patents identified in the complaint on the grounds that the plaintiffs allegedly lack standing to prosecute such claims, and to dismiss all patent infringement claims that plaintiff Enzo Life Sciences, Inc. pleaded in count 2 of the complaint on the grounds that Enzo Life Sciences, Inc. lacks standing to prosecute such claims. The Court heard oral arguments on the motions on October 16, 2003, and took the motions under advisement. On or about March 18, 2004, the Court denied the dismissal motion without prejudice. On April 22, 2004, the Court was asked to certify the denial of the dismissal motion for immediate appeal to the U.S. Court of Appeals for the Federal Circuit. On September 21, 2004, the Court entered a scheduling order, setting a Markman hearing for June 28, 2005, and required that all liability and discovery and any expert discovery related to the Markman hearing be completed by May 6, 2005. The Markman hearing, which was subsequently postponed until July 5, 2005, concluded on July 11, 2005. After post-hearing briefing and further oral arguments on September 30, 2005, the claim construction issues were submitted to the Court for determination. Most fact discovery related to liability has been completed, with some limited additional discovery ongoing. A trial date has not been set. Although the Company intends to vigorously defend against the allegations asserted in the lawsuit, given the inherent uncertainty of litigation and the very early stage of the proceedings, it is unable to predict the ultimate resolution of this matter. Based on current information available, the Company believes that the ultimate resolution of this matter would not have a material adverse effect on its consolidated financial condition, results of operations or liquidity.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

OTHER MATTERS (continued)

There were no other known contingent liabilities that management believes could have a material adverse effect on the Company’s consolidated financial condition, results of operations or liquidity, nor were there any material commitments outside of the normal course of business. Material commitments in the normal course of business include notes payable, long-term debt, lease commitments and pension and other post-retirement benefit obligations which are disclosed in Note 7, Note 8, Note 10 and Note 15, respectively, to the consolidated financial statements for the year ended December 31, 2005.

INFLATION

Management recognizes that inflationary pressures may have an adverse effect on the Company through higher asset replacement costs and higher material and other operating costs. The Company tries to minimize these effects through cost reductions and productivity improvements as well as price increases to maintain reasonable profit margins, is management’s view, however, that inflation has not had a significant impact on operations in the three years ended December 31, 2005.

MARKET RISK SENSITIVE INSTRUMENTS AND POSITIONS

The market risk inherent in the Company’s financial instruments and positions represents the potential loss arising from adverse changes in interest rates and foreign currency exchange rates.

Interest Rates

At December 31, 2005, the Company’s outstanding debt represents 28.9% of total capitalization. Approximately 35% of the Company’s outstanding debt at December 31, 2005 is at a fixed rate. Cash flows from operations and available credit facilities are sufficient to meet the working capital requirements of the Company. It is management’s view that market risk or variable interest rate risk will not significantly impact the Company’s results of operations.

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

The market risk of the Company’s foreign currency positions at December 31, 2005, assuming a hypothetical 10% change in foreign currency exchange rates, would be less than $2.0.

AGGREGATE CONTRACTUAL OBLIGATIONS

The following table represents contractual obligations of the Company as of December 31, 2005:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Long-term debt	$375.3	$92.1	$16.7	$166.5	$100.0
Operating lease obligations	90.4	24.8	31.3	19.3	15.0
Purchase obligations	48.6	48.6	—	—	—

Total	$514.3	$165.5	$48.0	$185.8	$115.0

The Company expects to record annual interest expense related to long-term debt of approximately $19.6, $15.5, $9.0, $7.7 and $5.4 in 2006, 2007, 2008, 2009 and 2010, respectively. See Notes 8 and 10 to the consolidated financial statements for additional disclosures related to long-term debt and lease commitments, respectively. See Note 15 to the consolidated financial statements for the Company’s obligations with respect to its pension and post-retirement medical benefit plans.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

DISCONTINUED BUSINESS

Net income from discontinuing the Diagnostics business in 2002 was $2.7 for the year ended December 31, 2003, which includes an after-tax adjustment of $1.6 ($0.02 per share – diluted) associated with the reduction of inventory reserves and other costs to discontinue this business.

FORWARD-LOOKING STATEMENTS

Management’s Discussion and Analysis and other sections of this Annual Report to shareholders should be read in conjunction with the consolidated financial statements and notes thereto. Except for historical information, the statements in this discussion may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risk and uncertainty, including financial, business environment and projections, as well as statements that are preceded by, followed by, or that include the words “believes,” “expects,” “anticipates,” “should” or similar expressions, and other statements contained herein regarding matters that are not historical facts. Additionally, this Annual Report to shareholders contains forward-looking statements relating to future performance, goals, strategic actions and initiatives and similar intentions and beliefs, including without limitation, statements regarding the Company’s expectations, goals, beliefs, intentions and the like regarding future sales, earnings, return on equity, share repurchases, capital expenditures, acquisitions and other matters. These statements involve assumptions regarding the Company operations, investments, acquisitions and conditions in the markets the Company serves. Although the Company believes its expectations are based on reasonable assumptions, such statements are subject to risks and uncertainties, including, among others, certain economic, political and technological factors. Actual results could differ materially from those stated or implied in this Annual Report to shareholders, due to, but not limited to, such factors as (1) changes in pricing and the competitive environment, (2) fluctuations in foreign currency exchange rates, (3) the impact of acquisitions and success in integrating and obtaining projected results from the acquisitions, (4) other changes in the business environment in which the Company operates, (5) changes in research funding, (6) uncertainties surrounding government health care reform, (7) government regulations applicable to the business, (8) the impact of fluctuations in interest rates, (9) the effectiveness of the Company’s further implementation of its global software systems, (10) the ability to retain customers, suppliers and employees, (11) the success of research and development activities, (12) changes in worldwide tax rates or tax benefits from domestic and international operations and (13) the outcome of the matters described in Note 12 — Contingent Liabilities and Commitments to the consolidated financial statements. The Company does not undertake any obligation to update these forward-looking statements.

CONSOLIDATED STATEMENTS OF INCOME

(In Millions, Except Per Share Data)

	Years ended December 31,
	2005	2004	2003
Net sales	$1,666.5	$1,409.2	$1,298.1
Cost of products sold	818.0	657.6	627.4

Gross profit	848.5	751.6	670.7
Selling, general and administrative expenses	437.3	390.0	345.2
Research and development expenses	49.8	42.6	42.6
Interest, net	18.1	7.2	10.1

Income from continuing operations before income taxes	343.3	311.8	272.8
Provision for income taxes	85.0	78.9	82.4

Net income from continuing operations	258.3	232.9	190.4
Net income from discontinued business	—	—	2.7

Net income	$258.3	$232.9	$193.1

Weighted average number of shares outstanding — Basic	67.9	69.0	70.5
Weighted average number of shares outstanding — Diluted	68.7	69.8	71.1

Net income per share — Basic
Net income from continuing operations	$3.80	$3.38	$2.70
Net income from discontinued business	—	—	.04

Net income	$3.80	$3.38	$2.74

Net income per share — Diluted
Net income from continuing operations	$3.76	$3.34	$2.68
Net income from discontinued business	—	—	.03

Net income	$3.76	$3.34	$2.71

The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

(In Millions, Except Per Share Data)

	December 31,
	2005	2004
ASSETS

Current assets:
Cash and cash equivalents	$98.6	$169.2
Accounts receivable, less allowance for doubtful accounts of $5.8 and $4.9, respectively	207.2	190.0
Inventories	550.4	446.8
Deferred taxes	48.4	44.9
Other current assets	45.6	42.5

Total current assets	950.2	893.4

Property, plant and equipment:
Land	42.7	43.1
Buildings and improvements	560.1	502.0
Machinery and equipment	601.4	573.6
Construction in progress	49.1	71.2
Less — accumulated depreciation	(640.2)	(605.5)

Property, plant and equipment, net	613.1	584.4

Goodwill, net	336.4	158.1
Intangibles, net	129.6	28.2
Other assets	102.0	80.9

Total assets	$2,131.3	$1,745.0

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Note payable and current maturities of long-term debt	$218.0	$9.0
Accounts payable	90.0	86.7
Accrued payroll and payroll taxes	45.5	38.3
Accrued income taxes	52.5	46.8
Other accrued expenses	54.7	50.1

Total current liabilities	460.7	230.9

Long-term debt	283.2	177.1
Deferred post-retirement benefits	59.0	56.6
Deferred taxes	80.2	46.8
Other liabilities	14.8	21.9

Total liabilities	897.9	533.3

Stockholders’ equity:
Common stock, $1.00 par value; 300.0 shares authorized; 100.9 shares issued; 67.2 and 68.7 shares outstanding at December 31, 2005 and 2004, respectively	100.9	100.9
Capital in excess of par value	59.0	52.6
Common stock in treasury, at cost, 33.7 and 32.2 shares at December 31, 2005 and 2004, respectively	(1,264.4)	(1,163.1)
Retained earnings	2,304.5	2,097.5
Accumulated other comprehensive income	33.4	123.8

Total stockholders’ equity	1,233.4	1,211.7

Total liabilities and stockholders’ equity	$2,131.3	$1,745.0

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In Millions, Except Per Share Data)

	Common Stock	Capital in Excess of Par Value	Common Stock in Treasury	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders’ Equity	Comprehensive Income
Balance, December 31, 2002	$101.0	$45.8	$(1,003.0)	$1,753.7	$(15.3)	$882.2
Net Income	—	—	—	193.1	—	193.1	$193.1
Other comprehensive income — foreign currency translation	—	—	—	—	81.8	81.8	81.8
Minimum pension liability	—	—	—	—	(0.4)	(0.4)	(0.4)

Comprehensive income	—	—	—	—	—	—	$274.5

Dividends ($.50 per share)	—	—	—	(35.2)	—	(35.2)
Awards under deferred compensation plan	—	—	0.4	—	—	0.4
Shares exchanged for stock options	—	(2.2)	—	—	—	(2.2)
Exercise of stock options	—	3.6	18.8	—	—	22.4
Stock repurchases	—	—	(142.8)	—	—	(142.8)

Balance, December 31, 2003	101.0	47.2	(1,126.6)	1,911.6	66.1	999.3
Net Income	—	—	—	232.9	—	232.9	$232.9
Other comprehensive income — foreign currency translation	—	—	—	—	57.8	57.8	57.8
Minimum pension liability	—	—	—	—	(0.1)	(0.1)	(0.1)

Comprehensive income	—	—	—	—	—	—	$290.6

Dividends ($.68 per share)	—	—	—	(47.0)	—	(47.0)
Shares exchanged for stock options	(0.1)	(0.7)	—	—	—	(0.8)
Exercise of stock options	—	6.2	19.4	—	—	25.6
Restricted stock grant	—	(0.1)	0.8	—	—	0.7
Stock repurchases	—	—	(56.7)	—	—	(56.7)

Balance, December 31, 2004	100.9	52.6	(1,163.1)	2,097.5	123.8	1,211.7
Net Income	—	—	—	258.3	—	258.3	$258.3
Other comprehensive loss — foreign currency translation	—	—	—	—	(96.6)	(96.6)	(96.6)
Minimum pension liability	—	—	—	—	5.5	5.5	5.5
Unrealized gain on securities, net	—	—	—	—	0.7	0.7	0.7

Comprehensive income	—	—	—	—	—	—	$167.9

Dividends ($.76 per share)	—	—	—	(51.3)	—	(51.3)
Shares exchanged for stock options	—	(0.2)	—	—	—	(0.2)
Exercise of stock options	—	5.8	18.1	—	—	23.9
Restricted stock grant	—	0.8	—	—	—	0.8
Stock repurchases	—	—	(119.4)	—	—	(119.4)

Balance, December 31, 2005	$100.9	$59.0	$(1,264.4)	$2,304.5	$33.4	$1,233.4

Common stock shares issued and common stock shares in treasury are summarized below:

	Common Stock Issued	Common Stock in Treasury
Balance, December 31, 2002	101.0	29.7
Exercise of stock options	—	(0.6)
Stock repurchases	—	2.8

Balance, December 31, 2003	101.0	31.9
Shares exchanged for stock options	(0.1)	—
Exercise of stock options	—	(0.7)
Stock repurchases	—	1.0

Balance, December 31, 2004	100.9	32.2
Exercise of stock options	—	(0.5)
Stock repurchases	—	2.0

Balance, December 31, 2005	100.9	33.7

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions)

	Years Ended December 31,
	2005	2004	2003
Cash flows from operating activities:
Net income	$258.3	$232.9	$193.1
Adjustments to reconcile net income to net cash provided by operating activities:
Net income from discontinued business	—	—	(2.7)
Depreciation and amortization	90.1	73.4	69.3
Deferred income taxes	(33.9)	(16.6)	4.3
Other	0.1	5.6	3.1
Changes in assets and liabilities:
Decrease in accounts receivable	17.0	1.4	13.2
(Increase) decrease in inventories	(4.8)	2.5	24.6
(Decrease) increase in accrued income taxes	(11.9)	16.0	5.3
Other	(34.4)	8.6	(1.2)

Net cash provided by operating activities	280.5	323.8	309.0

Cash flows from investing activities:
Property, plant and equipment additions	(92.2)	(70.3)	(57.7)
Proceeds from sales of equipment	4.0	1.9	3.9
Acquisitions of businesses	(416.6)	(75.4)	—
Proceeds from disposition of discontinued business	—	—	1.8
Other, net	(8.4)	(3.8)	(1.5)

Net cash used in investing activities	(513.2)	(147.6)	(53.5)

Cash flows from financing activities:
Net issuance (repayment) of short-term debt	118.0	(58.0)	(23.3)
Issuance of long-term debt	205.8	1.8	—
Repayment of long-term debt	(2.9)	(3.9)	(0.5)
Payment of dividends	(51.3)	(47.0)	(35.2)
Treasury stock purchases	(119.4)	(56.7)	(142.8)
Exercise of stock options	20.9	21.8	18.0

Net cash provided by (used in) financing activities	171.1	(142.0)	(183.8)

Effect of exchange rate changes on cash	(9.0)	7.4	3.5

Net change in cash and cash equivalents	(70.6)	41.6	75.2
Cash and cash equivalents at beginning of year	169.2	127.6	52.4

Cash and cash equivalents at end of year	$98.6	$169.2	$127.6

Supplemental disclosures of cash flow information:
Income taxes paid	$104.9	$80.5	$72.9
Interest paid, net of capitalized interest	21.2	10.0	13.0

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ In Millions, Except Per Share Data)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

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

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Financial Instruments

Except as described in Note 8, the Company has no financial instruments that have a materially different fair value than the respective instrument’s carrying value.

Revenue

Revenue, which includes shipping and handling fees billed to customers, is recognized upon transfer of title of the product to the customer, which occurs upon shipment to the customer, and is not dependent upon any post-shipment obligations. On a very limited number of customer sales agreements, representing approximately 1 % of sales, the Company will recognize revenue, prior to shipment, when the criteria of Staff Accounting Bulletin 101, “Revenue Recognition in the Financial Statements,” as amended by Staff Accounting Bulletin 104, “Revenue Recognition” have been met.

Research and Development

Expenditures relating to the development of new products and processes, including significant improvements to existing products or processes, are expensed as incurred as research and development.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and investments with original maturities of less than three months.

Property, Plant and Equipment

The cost of property, plant and equipment is depreciated over the estimated useful lives of the assets using the straight-line method with lives ranging from three to twelve years for machinery and equipment and fifteen to forty years for buildings and improvements. Depreciation expense was $78.4, $69.3 and $67.2 for the years ended December 31, 2005, 2004 and 2003, respectively. The Company capitalizes interest as part of the cost of constructing major facilities and equipment.

Goodwill

Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” requires the Company to assess goodwill for impairment rather than to systematically amortize goodwill against earnings. The goodwill impairment test compares the fair value of a reporting unit to its carrying amount, including goodwill. The Company operates as one reporting unit and its fair value exceeds its carrying value, including goodwill. Therefore, the Company has determined that no impairment of goodwill existed at December 31, 2005 and 2004.

Long-Lived Assets

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

Stock Options

In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB No. 123” (SFAS 148). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (SFAS 123) to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted the disclosure provisions of SFAS 148 and is using the intrinsic value methodology for stock-based employee compensation in 2005, 2004 and 2003, as presented below. Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment” (SFAS 123(R)), issued in December 2004, is a revision of SFAS 123 and supersedes SFAS 148. SFAS 123(R) requires the use of the fair value based method of accounting for stock-based employee compensation and eliminates the use of the intrinsic value methodology for stock-based employee compensation that was provided in SFAS 123 as originally issued. SFAS 123(R) will be effective for the Company’s quarter ended March 31, 2006. See “Effect of New Accounting Standards” at the end of this note.

The Company can grant incentive and non-qualified stock options as well as stock appreciation rights, performance shares, restricted stock and other stock-based awards under the 2003 Long-Term Incentive Plan. To determine the pro-forma effects on net income and net income per share of the stock options granted, the Company first measures the total fair value of each option grant on the date of grant using the Black-Scholes option-pricing model. The Company then recognizes each grant’s total cost over the period that the options vest based on the determined fair value of each grant. Had compensation cost for the Company’s stock option plans been determined based on the fair value at the grant date, consistent with the provisions of SFAS 123, the Company’s reported and pro-forma net income and net income per share for the years ended December 31, 2005, 2004 and 2003 would have been as follows:

	2005	2004	2003
Net income — as reported	$258.3	$232.9	$193.1
Stock-based employee compensation expense, net of tax — pro-forma	(9.6)	(12.2)	(11.1)

Pro-forma net income	$248.7	$220.7	$182.0

Net income per share — Basic, as reported	$3.80	$3.38	$2.74
Net income per share — Basic, pro-forma	$3.66	$3.20	$2.58

Net income per share — Diluted, as reported	$3.76	$3.34	$2.71
Net income per share — Diluted, pro-forma	$3.62	$3.16	$2.56

The weighted-average assumptions under the Black-Scholes option-pricing model for 2005 are as follows: dividend yield of 1.23%, expected volatility of 28.5%, risk-free interest rate of 3.96% and expected life based on historical exercise periods of 6.7 years. The weighted-average assumptions for 2004 and 2003 are as follows: dividend yields of 1.20% and .97%, expected volatility of 30.0% and 30.6%, risk-free interest rates of 3.91 % and 3.04% and expected life based on historical exercise periods of 6.8 and 6.7 years, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated at current exchange rates and profit and loss accounts are translated at weighted average exchange rates. Resulting translation gains and losses are included as a separate component of stockholders’ equity as accumulated other comprehensive income or loss.

Use of Estimates

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

Reclassifications

The accompanying consolidated financial statements for prior years contain certain reclassifications to conform with the presentation used in 2005.

Effect of New Accounting Standards

In December 2004, FASB issued SFAS 123(R). SFAS 123(R) will be effective for the Company’s quarter ended March 31, 2006. This Statement requires companies to recognize compensation cost for employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. Had SFAS 123(R) been effective for the year ended December 31, 2005, reported diluted earnings per share would have been reduced by $0.14.

In November 2004, FASB issued Statement of Financial Accounting Standards No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4,” (SFAS 151). This Statement requires companies to recognize as current-period charges certain items that were previously inventoried charges. The adoption of SFAS 151 in 2005 did not impact the Company’s consolidated financial statements.

NOTE 2: ACQUISITIONS

On February 28, 2005, the Company completed its acquisition of all of the outstanding capital securities of JRH Biosciences Pty Ltd., CSL US Inc. and JRH Biosciences Limited, which collectively comprised the JRH Biosciences division (JRH) of CSL Limited. JRH is a leading global supplier of cell culture and sera products to the biopharmaceutical industry. Headquartered in Lenexa, Kansas, JRH has major manufacturing facilities and/or serum collection and processing centers in the United States, the United Kingdom and Australia. JRH’s product lines include sera, cell culture media used in the production of therapeutic proteins and reagent growth factors.

The purchase price paid (including direct acquisition costs) by the Company in the transaction was $366.8. The Company funded the acquisition with borrowings of $340.0 and the balance from available cash. There are no additional contingent payments, receipts or commitments related to the purchase price of this acquisition.

This acquisition has been accounted for using the purchase method of accounting and accordingly, its results are included in the Company’s consolidated financial statements from the date of acquisition. The purchase price (including direct acquisition costs) of $366.8 has been allocated primarily to receivables ($14.4); inventory ($124.2); other assets ($10.4); property, plant and equipment ($38.0); intangible assets ($98.5); goodwill ($171.4); accounts payable and accrued liabilities ($43.6); net deferred income tax liabilities ($43.4) and other long-term liabilities ($3.1), based their estimated fair values at the date of acquisition. None of the goodwill is deductible currently for tax purposes.

This allocation reflects the Company’s estimates of the purchase price allocation and may be revised at a later date. Other assets and liabilities may also be identified to which a portion of the purchase price could be allocated.

The following table summarizes supplemental consolidated pro forma financial information as if the JRH acquisition had been completed on January 1, 2004:

	Twelve Months Ended December 31,
(Unaudited)	2005	2004
Net sales	$1,690.0	$1,546.0
Net income	268.6	223.1
Diluted net income per share	$3.94	$3.20

On April 1, 2005, the Company completed its acquisition of the stock of Proligo Group (Proligo) from Degussa AG. Proligo, a global supplier of key genomics research tools including custom DNA, custom RNA and phosphoramidite raw materials used for DNA and RNA synthesis, had 2004 sales of approximately $40.0.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 3: ALLOWANCE FOR DOUBTFUL ACCOUNTS

Changes in the allowance for doubtful accounts for the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Balance, beginning of year	$4.9	$5.2	$6.1
Additions to reserves	2.0	1.2	1.1
Deductions from reserves	1.1	1.5	2.0

Balance, end of year	$5.8	$4.9	$5.2

NOTE 4: INVENTORIES

The principal categories of inventories at December 31, 2005 and 2004 are as follows:

	2005	2004
Finished goods	$452.0	$386.6
Work in process	30.9	19.3
Raw materials	67.5	40.9

Total	$550.4	$446.8

Inventories are valued at the lower of cost or market. Costs for 76% of inventories are determined using a weighted average actual cost method. Costs for 24% of inventories are determined using the last-in, first-out method. If the value of all chemical inventories had been determined using the weighted average actual cost method, inventories would have been $0.3, $0.2 and $0.5 higher than reported at December 31, 2005, 2004 and 2003, respectively.

NOTE 5: INTANGIBLE ASSETS

The Company’s amortizable and unamortizable intangible assets at December 31, 2005 and 2004 are as follows:

	Cost		Accumulated Amortization
	2005	2004	2005	2004
Amortizable intangible assets:
Patents	$11.9	$4.2	$3.4	$2.7
Trademarks	13.4	7.8	6.7	5.6
Licenses	14.7	4.9	2.9	2.0
Customer relationships	88.2	15.7	6.0	0.9
Technical knowledge	16.9	2.6	1.2	0.1
Other	10.4	9.6	8.1	5.7

Total amortizable intangible assets	$155.5	$44.8	$28.3	$17.0

Unamortizable intangible assets:
Goodwill	$361.2	$183.9	$24.8	$25.8
Trade names	1.8	—	—	—
Other	0.6	0.4	—	—

Total unamortizable intangible assets	$363.6	$184.3	$24.8	$25.8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 5: INTANGIBLE ASSETS (continued)

The following table provides a summary of the amortizable intangible assets added in the acquisitions of JRH and Proligo:

	Amount	Useful Lives
Acquired amortizable intangible assets:
Trademarks	$5.6	20 years
Customer relationships	73.6	20 years
Technical knowledge	14.3	15 years
Patents	7.4	15 years
Licenses	2.1	15 years
Other	2.8	3 years
Total	$105.8

The Company recorded amortization expense of $11.7, $4.1 and $2.1, for the years ended December 31, 2005, 2004 and 2003, respectively, related to amortizable intangible assets with estimated useful lives ranging from one to twenty years. The Company’s 2005 acquisitions of JRH and Proligo resulted in amortization expense of $6.2 for the year ended December 31, 2005. The Company expects to record annual amortization expense for all intangible assets of approximately $12.0 in 2006 and $10.0 in each of the following four years.

Changes in net goodwill for the years ended December 31, 2005 and 2004 are as follows:

	2005	2004
Balance, beginning of year	$158.1	$113.0
Acquisitions	187.2	39.7
Impact of foreign exchange rates	(8.9)	5.4

Balance, end of year	$336.4	$158.1

The purchase price paid in cash for the acquisitions of JRH and Proligo has been allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. This allocation reflects the Company’s estimates of the purchase price allocations and may be revised at a later date.

NOTE 6: DISCONTINUED BUSINESS

Net income from discontinuing the Diagnostics business in 2002 was $2.7 for the year ended December 31, 2003, which includes an after-tax adjustment of $1.6 ($0.02 per share - diluted) associated with the reduction of inventory reserves and other costs to discontinue this business.

NOTE 7: NOTES PAYABLE

The Company has revolving credit facilities totaling $300.0, consisting of a five-year committed facility in the amount of $150.0 expiring on December 11, 2006 and a second five-year committed facility in the amount of $150.0 expiring on February 23, 2010. The Company plans to renew these facilities as they expire. These facilities support the Company’s commercial paper program and are provided by a syndicate of banks. At December 31, 2005 and 2004, the Company did not have any borrowings outstanding under these facilities. The syndicated facilities contain financial covenants that require the maintenance of net worth of at least $750.0 and a ratio of debt to total capitalization of no more than 55%. The Company’s net worth and total debt as a percentage of total capitalization was $1,233.4 and 28.9%, respectively, at December 31, 2005.

The facility expiring on February 23, 2010 was entered into in February 2005 as part of a $300.0 credit agreement. This credit agreement, which replaced a $150.0 short-term facility that was due to expire on March 7, 2005, also included access to a $150.0 three-year term loan. Borrowings under the three-year term loan of $150.0 are classified as Medium-Term Notes under Long-term Debt. The credit agreement was used to partially fund acquisitions and provide for working capital requirements.

At December 31, 2005, $119.1 of commercial paper was outstanding with a weighted average interest rate of 4.35%. At December 31, 2004, the Company did not have any commercial paper outstanding.

Notes payable by international subsidiaries were $6.8 and $7.8 at December 31, 2005 and 2004, respectively. The notes are payable in local currency with a weighted average interest rate of 0.7% at both December 31, 2005 and 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions Except Per Share Data)

NOTE 8: LONG - TERM DEBT

Long-term debt consists of the following at December 31, 2005 and 2004:

	2005	2004
7.687% Senior Notes, due September 12, 2010	$100.0	$100.0
5.16% Senior Notes, due November 20, 2006	75.0	75.0
Medium-Term Notes, due February 23, 2008	150.0	—
Medium-Term Loans, due December 20, 2006-2008	49.5	—
Other	0.8	3.3

Total	375.3	178.3
Less — Current maturities	(92.1)	(1.2)

	$283.2	$177.1

The Company, at its option, may redeem all or any portion of the Senior Notes by notice to the holder and by paying a make whole amount to the holder as compensation for loss of future interest income. The Senior Notes and Medium-Term Notes contain financial covenants that require the maintenance of net worth of at least $750.0 and a ratio of debt to total capitalization of no more than 55%. The Company’s net worth and total debt as a percentage of total capitalization was $1,233.4 and 28.9%, respectively, at December 31, 2005.

The Medium-Term Notes due February 23, 2008 were issued in February 2005 as a component of the $300.0 credit agreement entered into with a syndicate of banks to partially fund acquisitions and provide for working capital requirements. Borrowings under the Medium-Term Notes bear interest at various rates, including London Interbank Offered Rate(LIBOR), or an alternative base rate plus, in each case, an incremental margin based on the Company’s credit ratings. At December 31, 2005, the weighted average interest rate on these notes was 4.3%.

The Medium-Term Loans due December 20, 2006-2008 were issued in a credit agreement dated December 15, 2005 between Sigma-Aldrich (Switzerland) Holding AG and a syndicate of banks at an aggregate principal amount not to exceed the Swiss local currency equivalent of $60 million. The Loans bear interest at varying rates based upon the applicable Swiss LIBOR rate for the relevant interest period plus an incremental margin based upon the Company’s credit rating. At December 31, 2005, the weighted average interest rate on these notes was 1.1875%.

Total interest expense incurred on short-term and long-term debt, net of amounts capitalized, was $21.6, $10.0 and $12.0 in 2005, 2004 and 2003, respectively.

The fair value of long-term debt for the Company, including current maturities, was approximately $373.7 and $193.2 at December 31, 2005 and 2004, respectively, based upon a discounted cash flow analysis using current market interest rates.

NOTE 9: FINANCIAL DERIVATIVES AND RISK MANAGEMENT

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

The notional amount, which approximates fair value, of open forward exchange contracts at December 31, 2005 and 2004 was $131.2 and $273.7, respectively.

NOTE 10: LEASE COMMITMENTS

The Company and its subsidiaries lease manufacturing, office and warehouse facilities and computer equipment under non-cancelable operating leases expiring at various dates. Rent charged to operations was $31.8, $27.0 and $27.5 in 2005, 2004 and 2003, respectively. Minimum rental commitments for non-cancelable leases in effect at December 31, 2005, are as follows:

2006	$24.8
2007	19.0
2008	12.3
2009	10.8
2010	8.5
2011 and thereafter	15.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 11: INCOME TAXES

The components of income from continuing operations before income taxes consists of the following for years ended December 31:

	2005	2004	2003
United States operations	$244.5	$224.1	$200.7
International operations	98.8	87.7	72.1

Total income before taxes	$343.3	$311.8	$272.8

The provision for income taxes from continuing operations consists of the following for years ended December 31:

	2005	2004	2003
Current:
Federal	$77.7	$62.0	$62.2
State and local	5.6	4.9	4.6
International	29.4	29.9	13.9

Total current	112.7	96.8	80.7

Deferred:
Federal	(15.1)	(12.7)	(7.2)
State and local	(0.1)	(0.2)	(0.1)
International	(12.5)	(5.0)	9.0

Total deferred	(27.7)	(17.9)	1.7

Provision for income taxes	$85.0	$78.9	$82.4

The items accounting for the difference between income taxes computed at the U.S. federal statutory rate and the Company’s effective tax rate are as follows for years ended December 31:

	2005	2004	2003
Statutory tax rate	35.0%	35.0%	35.0%
EIE benefit	(2.3)	(3.0)	(3.8)
U.S. manufacturing deduction	(0.4)	—	—
State and local income taxes, net of federal benefit	0.4	1.1	0.9
Research and development credits	(0.8)	(0.9)	(1.0)
International taxes	(6.1)	(6.0)	(1.4)
Dividend repatriation	1.2	—	—
Tax audits and related contingencies	(2.2)	(1.5)	—
Other, net	—	0.6	0.5

Total effective tax rate on continuing operations	24.8%	25.3%	30.2%

The Extraterritorial Income Exclusion (EIE) on the Company’s U.S. export sales provided benefits in 2003 through 2005. The higher EIE benefit in 2003 resulted from prior year redeterminations. The lower EIE benefit in 2005 was a result of the gradual phase-out of this benefit as required in the American Jobs Creation Act of 2004 (AJCA). The manufacturing deduction benefit taken in 2005 is the result of a new benefit for U.S. manufacturing income which was created under the AJCA.

The AJCA created a temporary incentive for U.S. multinationals to repatriate accumulated earnings outside the U.S. Under the AJCA, the Company repatriated $120.5 of cash and recorded an income tax charge of $4.1. This charge is reflected in the dividend repatriation category above.

The international tax rate reductions in 2005 and 2004 were the result of international tax restructurings.

During 2005, the Company completed a favorable settlement of amended claims filed for the 1998 through 2001 tax years with the Internal Revenue Service and a reduction of tax contingencies based on this settlement. As a result, a one-time net benefit of approximately $11.3 was recognized and is included in the “tax audits and related contingencies” line in the statutory rate reconciliation table.

In addition, the Company periodically reviews its potential tax liabilities and contingencies on tax years subject to tax audits. Based upon reviews during 2005, the Company determined that adjustments to tax expense were necessary. The net change of approximately $3.7 is included in the “tax audits and related contingencies” line in the statutory rate reconciliation table.

Undistributed earnings of the Company’s foreign subsidiaries amounted to approximately $248.0 at December 31, 2005. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to various foreign countries. The Company may periodically make distributions from its foreign subsidiaries to its U.S. parent. These distributions will only be made at such time that they are deemed to be tax efficient. The Company does not anticipate any significant increase to its U.S. tax liability above that which has been previously recorded.

Deferred income tax provisions reflect the effect of temporary differences between financial statement and tax reporting of income and expense items. The net deferred tax assets/liabilities at December 31, 2005 and 2004, respectively, results from the following temporary differences:

	2005	2004
Deferred tax assets:
Inventories	$34.5	$37.6
Net operating loss carry forwards	17.7	—
Post-retirement benefits and employee benefits	24.0	21.5
Amortization	14.3	24.8
Other	9.2	—

Total deferred tax assets	99.7	83.9

Deferred tax liabilities:
Property, plant and equipment	(95.3)	(57.9)
Pension benefits	(6.3)	(9.6)
Other	—	(4.2)

Total deferred tax liabilities	(101.6)	(71.7)

Net deferred tax (liabilities) assets	$(1.9)	$12.2

The net operating loss carryforwards relate to foreign operations and expire in 2012. The Company believes it will have sufficient taxable income to fully utilize the carryforwards prior to expiration.

Deferred tax assets and liabilities in the preceding table, netted by taxing jurisdiction, are included in the following captions in the Consolidated Balance Sheet at December 31, 2005 and 2004:

	2005	2004
Deferred tax assets	$48.4	$44.9
Other assets	31.7	22.0
Other accrued expenses	(1.8)	(7.9)
Deferred tax liabilities	(80.2)	(46.8)

Net deferred tax (liabilities) assets	$(1.9)	$12.2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 12: CONTINGENT LIABILITIES AND COMMITMENTS

The Company is involved in legal proceedings generally incidental to its business, as described below:

Insurance and Other Contingent Liabilities and Commitments

As previously disclosed, the Company is a defendant in several lawsuits and claims related to the normal conduct of its business, including lawsuits and claims related to product liability and personal injury matters. The Company has self-insured retention limits and has obtained insurance to provide coverage above the self-insured limits for pending product liability and personal injury claims, subject to certain limits and exclusions. Reserves have been provided to cover expected payments for these self-insured amounts at December 31, 2005.

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

In the other group of lawsuits and claims, the Company provided a product for use in research activities in developing various vaccines at pharmaceutical companies. The Company, together with other manufacturers and distributors offering the same product and several pharmaceutical companies, has been named as a defendant and served in 293 lawsuits, of which 36 lawsuits have been dismissed to date. Several of the outstanding suits have been stayed by various state and federal courts pending a decision on coverage available under a Federal government relief program. No definite date has been set for this decision.

In all cases, the Company believes its products in question were restricted to research use and that proper information for safe use of the products was provided to the customer.

The Company believes its reserves and insurance are sufficient to provide for claims received through December 31, 2005. While the outcome of the current claims cannot be predicted with certainty, the possible outcome of the claims is reviewed at least quarterly and reserves adjusted as deemed appropriate based on these reviews. Based on current information available, the Company believes that the ultimate resolution of these matters will not have a material adverse effect on its consolidated financial condition, results of operations or liquidity. Future claims related to the use of these categories of products may not be covered in full by the Company’s insurance program.

As previously disclosed, the Company and its subsidiary, Sigma Chemical Company, Inc., are two of numerous defendants named in a lawsuit filed by Enzo Biochem, Inc. and Enzo Life Sciences, Inc. (“Enzo”) on October 23, 2002 in the United States District Court for the Southern District of New York. Subsequently, on or about January 15, 2003, Enzo filed its First Amended Complaint and, among other things, added Sigma-Aldrich Company and Sigma-Aldrich, Inc. as additional defendants to the lawsuit. On or about May 28, 2003, based upon an Order entered by the District Court, Enzo filed separate complaints against the various defendants, including a separate complaint naming Sigma-Aldrich Corporation, Sigma Chemical Company, Inc., Sigma-Aldrich Company, Sigma-Aldrich, Inc. and Yale University as defendants. In the lawsuit, Enzo alleges, among other things, that the various Sigma defendants breached two distributorship agreements, violated Section 43(a) of the Lanham Act, and are infringing upon various patents. Enzo alleges that the Sigma entities manufacture, use, offer for sale, sell and market certain products that infringe upon the claims of nine U.S. patents owned by and/or licensed to Enzo. The complaint seeks actual and enhanced damages but does not specify the amount sought. The Company believes there are substantial legal defenses to the allegations contained in the complaint, but cannot predict the likely outcome of the lawsuit. On or about July 16, 2003, Sigma filed a motion to dismiss the allegations of patent infringement pleaded in count 2 of the complaint insofar as they allege infringement of the four Ward Patents identified in the complaint on the grounds that the plaintiffs allegedly lack standing to prosecute such claims, and to dismiss all patent infringement claims that plaintiff Enzo Life Sciences, Inc. pleaded in count 2 of the complaint on the grounds that Enzo Life Sciences, Inc. lacks standing to prosecute such claims. The Court heard oral arguments on the motions on October 16, 2003, and took the motions under advisement. On or about March 18, 2004, the Court denied the dismissal motion without prejudice. On April 22, 2004, the Court was asked to certify the denial of the dismissal motion for immediate appeal to the U.S. Court of Appeals for the Federal Circuit. On September 21, 2004, the Court entered a scheduling order, setting a Markman hearing for June 28, 2005, and required that all liability and discovery and any expert discovery related to the Markman hearing be completed by May 6, 2005. The Markman hearing, which was subsequently postponed until July 5, 2005, concluded on July 11, 2005. After post-hearing briefing and further oral arguments on September 30, 2005, the claim construction issues were submitted to the Court for determination. Most fact discovery related to liability has been completed, with some limited additional discovery ongoing. A trial date has not been set. Although the Company intends to vigorously defend against the allegations asserted in the lawsuit, given the inherent uncertainty of litigation and the very early stage of the proceedings, it is unable to predict the ultimate resolution of this matter. Based on current information available, the Company believes that the ultimate resolution of this matter would not have a material adverse effect on its consolidated financial condition, results of operations or liquidity.

At December 31, 2005, there were no other known contingent liabilities that management believes could have a material adverse effect on the Company’s consolidated financial condition, results of operations or liquidity, nor were there any material commitments outside of the normal course of business. Material commitments in the normal course of business include notes payable, long-term debt, lease commitments and pension and other post-retirement benefit obligations which are disclosed in Note 7, Note 8, Note 10 and Note 15, respectively, to the consolidated financial statements for the year ended December 31, 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 13: COMMON STOCK

The Company’s 2003 Long-Term Incentive Plan (2003 LTIP), permits the granting of incentive or nonqualified stock options as well as stock appreciation rights, performance shares, restricted stock and other stock-based awards. The 2003 LTIP permits the distribution of up to 5,500,000 shares of the Company’s common stock, subject to increase for any shares forfeited under the Other Plans after the effective date of the 2003 LTIP. Shares issued under the 2003 LTIP may be authorized and unissued shares or treasury shares. This plan permits the award of non-qualified stock options to those members of the Board of Directors who are not employees of the Company. Under this plan, a non-employee Director will receive an initial option to purchase 10,000 shares of common stock on the date of his or her initial election as a Director. Additional awards of options to purchase 5,000 shares are made to each eligible Director on the day after each annual shareholders’ meeting if the non-employee Director has served on the Board of Directors for at least six months. Under this plan, incentive stock options may only be granted to employees of the Company or its subsidiaries, and a participant may not hold incentive stock options with a fair market value, determined as of the grant date, in excess of $0.1 in the year in which they are first exercisable if this limitation is necessary to qualify the option as an incentive stock option. Incentive and nonqualified stock options may not have an option price of less than the fair market value of the shares at the date of the grant. Options generally become exercisable from one to three years following the grant date and expire ten years after the grant date. Options granted in 2005 for 582,150 shares become exercisable over a three month to three year period following the grant date and expire ten years after the grant date. Including shares forfeited or swapped, 3,304,983 shares of the Company’s common stock remained to be awarded at December 31, 2005 under this plan.

The following table summarizes information about stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 12/31/05	Wtd. Avg. Remaining Contractual Life	Wtd. Avg. Exercise Price Per Share	Number Exercisable at 12/31/05	Wtd. Avg. Exercise Price Per Share
$25.50 to $33.125	334,185	33.25 months	$27.69	334,185	$27.69
$36.00 to $40.469	863,215	48.60 months	36.93	863,215	36.93
$42.15 to $47.945	29,240	70.60 months	45.59	29,240	45.59
$50.63 to $57.32	2,286,449	89.31 months	53.25	1,846,674	52.98
$57.65 to $65.67	607,725	114.75 months	58.07	40,000	60.04

	4,120,814	79.85 months	$48.41	3,113,314	$45.83

A summary of the combined activity and balances for the Company’s stock options for all plans as of December 31, 2005, 2004 and 2003 and changes during the years ended on those dates is as follows:

	2005		2004		2003
	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price
Options outstanding, beginning of year	4,139,769	$46.07	3,858,135	$41.98	3,766,515	$37.87
Options granted	582,150	58.07	923,050	57.31	853,850	51.72
Options exercised	(528,580)	40.00	(606,866)	36.98	(635,180)	31.92
Options cancelled	(72,525)	53.53	(34,550)	52.18	(127,050)	36.38

Options outstanding, end of year	4,120,814	$48.41	4,139,769	$46.07	3,858,135	$41.98

Options exercisable at year-end	3,113,314	$45.83	2,784,419	$41.96	2,539,435	$38.26
Weighted average fair value of options granted during the year		$18.93		$19.47		$17.26

The Company has outstanding one common share purchase right (a “Right”) for each outstanding share of common stock of the Company. Generally, if any person or group acquires 15% or more of the Company’s outstanding voting stock without prior written consent of the Company’s Board of Directors, these Rights become exercisable.

A grant of 25,900 shares of restricted common stock was awarded on February 10, 2004 with a market value on that date of $1.5. The market value of the restricted stock at the date of grant is being charged to expense over the vesting period of 2 years. This expense totaled $0.8 and $0.7 in 2005 and 2004, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 14: COMPANY OPERATIONS BY BUSINESS UNIT

For the years ended December 31, 2005, 2004 and 2003, the Company consisted of three business units, which define the Company’s approach to serving customers rather than any internal division used to allocate resources or assess performance. The Company’s Chief Operating Decision Maker and Board of Directors only review net sales for the Company’s three business units. The Company’s Chief Operating Decision Maker and Board of Directors review profit and loss information on a consolidated basis to assess performance, make overall operating decisions and make resource allocations. The Company’s business units are closely interrelated in their activities and share services such as order entry, billing, tech services, internet, purchasing, inventory control and share production and distribution facilities. As a result, it is impractical and provides no value to allocate costs of these services to the business units. Additionally, the Company’s Chief Operating Decision Maker, Chief Financial Officer and business unit presidents participate in a cash bonus program which rewards performance based upon consolidated Company results for sales growth, operating income growth and return on assets. Based on these factors, the Company concludes that it operates in one segment. Net sales by business unit are as follows:

	2005	2004	2003
Scientific Research	$882.5	$833.7	$768.6
Biotechnology	346.7	312.4	294.3
SAFC	437.3	263.1	235.2

Total	$1,666.5	$1,409.2	$1,298.1

Sales are attributed to countries based upon the location of product shipped. The United States sales to unaffiliated customers presented in the summary below include sales to international markets as follows:

Year	Amount	Year	Amount	Year	Amount
2005	$31.2	2004	$26.7	2003	$35.9

Geographic financial information is as follows:

	2005	2004	2003
Net sales to unaffiliated customers:
United States	$681.8	$565.3	$563.3
United Kingdom	184.6	123.6	101.6
Other International	800.1	720.3	633.2

Total	$1,666.5	$1,409.2	$1,298.1

Long-lived assets at December 31:
United States	$466.0	$402.0	$377.4
International	217.4	241.3	220.0

Total	$683.4	$643.3	$597.4

NOTE 15: PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

The Company maintains several retirement plans covering substantially all U.S. employees and employees of certain international subsidiaries. Pension benefits are generally based on years of service and compensation. The Company also maintains post-retirement medical benefit plans covering some of its U.S. employees. Benefits are subject to deductibles, co-payment provisions and coordination with benefits available under Medicare. The Company has made a determination regarding the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) that the prescription drug benefits it provides will be actuarially equivalent to the benefits provided under the Act. This determination was based on an analysis of the benefits and participant contributions for a particular participant group and comparing them to the benefits and contributions for the Medicare Part D standard benefit package. Retiree groups were assumed to be actuarially equivalent where the actuarial net value of the benefit/contribution package was greater than the Medicare Part D standard benefit package. The estimated benefit of the subsidy resulting from the Act has been incorporated as an actuarial gain into the measurement of the Plan obligation as of the November 30, 2004 measurement date and was updated as of the November 30, 2005 measurement date to reflect final regulatory guidance. The Company’s post-retirement benefit expense was reduced by $2.0 in 2005 as a result of the Act. The Company may amend any of the plans periodically to reflect legislative or other benefit changes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 15: PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS (continued)

The following chart summarizes the balance sheet impact, as well as the benefit obligations, assets and funded status of the pension and post-retirement medical benefit plans:

	Pension Plans				Post-Retirement
	United States		International		Medical Benefit Plans
	2005	2004	2005	2004	2005	2004
Reconciliation of funded status of the plans and the amounts included in the Company’s Consolidated Balance Sheets at December 31:
Change in benefit obligations
Beginning obligations	$79.0	$70.0	$125.8	$104.1	$53.8	$53.7
Service cost	4.6	3.9	6.6	5.4	1.0	2.0
Interest cost	4.6	4.0	5.5	5.2	2.1	3.2
Plan participant contributions	—	—	2.1	1.7	0.3	0.2
Plan amendments	—	—	—	—	(4.9)	—
Benefits and expenses paid	(4.4)	(4.6)	(3.6)	(2.4)	(2.6)	(2.1)
Net Transfer In	—	—	4.6	—	—	—
Actuarial loss (gain)	5.9	5.7	11.7	2.2	(8.7)	(3.2)
Exchange rate changes	—	—	(16.8)	9.6	—	—

Ending obligations	$89.7	$79.0	$135.9	$125.8	$41.0	$53.8

Changes in plans assets
Beginning fair value	$79.7	$77.6	$103.9	$86.4	$—	$—
Actual return on plan assets	7.3	6.7	11.3	6.2	—	—
Employer contributions	2.6	—	16.9	3.9	2.3	1.9
Plan participant contributions	—	—	2.1	1.7	0.3	0.2
Benefits and expenses paid	(4.4)	(4.6)	(3.6)	(2.3)	(2.6)	(2.1)
Exchange rate changes	—	—	(14.4)	8.0	—	—

Ending fair value	$85.2	$79.7	$116.2	$103.9	$—	$—

Reconciliation of funded status
Funded status	$(4.5)	$0.7	$(19.7)	$(21.9)	$(41.0)	$(53.8)
Contributions and distributions made by Company from measurement date to fiscal year end	—	—	0.3	3.9	0.2	0.1
Unrecognized net actuarial losses (gains)	29.1	25.3	26.4	24.4	(9.0)	(0.8)
Unrecognized prior service cost	2.9	3.5	1.6	2.1	(4.5)	—
Additional liability	—	—	—	(7.4)	—	—

Net balance sheet asset/(liability)	$27.5	$29.5	$8.6	$1.1	$(54.3)	$(54.5)

Amounts recognized in the Consolidated Balance Sheets
Prepaid benefit cost	$27.5	$29.5	$15.2	$8.1	$—	$—
Accrued benefit liability	—	—	(7.7)	(7.0)	(54.3)	(54.5)
Intangible asset	—	—	0.6	1.4	—	—
Accumulated other comprehensive income	—	—	0.5	6.0	—	—

Net amount recognized at year end	$27.5	$29.5	$8.6	$8.5	$(54.3)	$(54.5)

The components of the net periodic benefit costs are as follows:

	Pension Plans						Post-Retirement
	United States			International			Medical Benefit Plans
	2005	2004	2003	2005	2004	2003	2005	2004	2003
Service cost	$4.6	$3.9	$3.3	$6.6	$5.4	$3.8	$1.0	$2.0	$2.0
Interest cost	4.6	4.0	4.0	5.5	5.2	4.4	2.1	3.2	3.1
Expected return on plan assets	(6.4)	(6.2)	(4.8)	(5.4)	(5.7)	(4.7)	—	—	—
Amortization	1.8	1.4	2.0	1.0	1.0	1.0	(0.9)	—	—

Net periodic benefit cost	$4.6	$3.1	$4.5	$7.7	$5.9	$4.5	$2.2	$5.2	$5.1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 15: PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS (continued)

The rate assumptions associated with the pension and post-retirement medical benefit plans to determine benefit obligations and additional year-end information were as follows:

	Pension Plans				Post-Retirement
	United States		International		Medical Benefit Plans
	2005	2004	2005	2004	2005	2004
Assumptions to determine benefit obligations
Discount rate	5.65%	6.00%	3.90%	4.31%	5.65%	6.00%
Compensation rate increase	3.25%	3.50%	3.50%	3.48%	n/a	n/a
Measurement date	Nov-30	Nov-30	Nov-30	Nov-30	Nov-30	Nov-30
Additional year-end information
Accumulated benefit obligation	$79.2	$70.5	$114.8	$104.4	n/a	n/a
Plans with accumulated benefit obligations in excess of plan assets:
Projected benefit obligation	$—	—	$9.3	$43.6	n/a	n/a
Accumulated benefit obligation	—	—	7.7	35.4	n/a	n/a
Fair value of plan assets	—	—	—	24.8	n/a	n/a
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligation	$89.7	—	$135.9	$125.8	n/a	n/a
Fair value of plan assets	85.2	—	116.2	103.9	n/a	n/a

The rate assumptions associated with the pension and post-retirement medical benefit plans to determine periodic pension costs were as follows:

	Pension Plans						Post-Retirement
	United States			International			Medical Benefit Plans
	2005	2004	2003	2005	2004	2003	2005	2004	2003
Discount rate	6.00%	6.00%	6.75%	4.31%	4.80%	4.80%	6.00%	6.00%	6.00%
Expected rate of return on plan assets	8.25%	8.25%	8.25%	5.22%	6.30%	6.30%	n/a	n/a	n/a
Compensation rate increase	3.50%	3.50%	4.25%	3.48%	3.70%	3.60%	n/a	n/a	n/a

The expected employer contributions and benefit payments are shown in the following table for the pension and post-retirement medical benefit plans:

		Pension Plans		Post-Retirement
Cash Flows	Year Ending	U.S. Plans	International Plans	Medical Benefit Plans
Expected employer contributions	2006	$2.5	$4.1	$2.2
Expected benefit payments for fiscal year ending	2006	$5.0	$3.2	$2.2
	2007	4.5	3.3	2.3
	2008	5.2	3.5	2.3
	2009	6.2	3.7	2.5
	2010	6.0	3.9	2.6
	Next 5 years	39.3	24.6	15.0

Pension Plans

The Company has consistently used the Moody’s Aa broad based bond index as a proxy for the rate at which its post-retirement benefit obligations could be effectively settled. The Company selects the expected long-term rate of return on assets in consultation with the Plan’s investment advisors and actuary. This rate is intended to reflect the expected average rate of earnings on the funds invested or to be invested to provide plan benefits. The plans are assumed to continue in force for as long as the assets are expected to be invested. In estimating the expected long-term rate of return on assets, appropriate consideration is given to historical performance for the major asset classes held or anticipated to be held by the Plan and to current forecasts of future rates of return for those asset classes. Cash flow and expenses are taken into consideration to the extent that the expected return would be affected by them. Because assets are held in qualified trusts, expected returns are not reduced for taxes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 15: PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS (continued)

The assets of the pension plans are invested in institutionally acceptable investments to produce a prudently diversified portfolio. The Company believes the trust funds are sufficiently diversified to maintain a reasonable level of risk without sacrificing return. Targeted asset allocations and weighted average asset allocations at November 30, 2005 are as follows:

	Target Allocations		Weighted Average Asset Allocations
	U.S. Plans	International Plans	U.S. Plans	International Plans
Equity Securities	70–85%	21–80%	80%	44%
Real Estate	—	0–20%	—	10%
Debt Securities	15–30%	20–86%	20%	40%
Other	—	—	—	6%

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

Post-Retirement Medical Benefit Plans

Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement medical benefit plans. Medical costs were assumed to increase at an annual rate of 10.0% in 2005, decreasing ratably to a growth rate of 5.0% in 2010 and remaining at 5.0% per year thereafter. The effects of a one-percentage point decrease in the assumed health care cost trend rates on the aggregate service and interest cost components and on the post-retirement benefit obligations are decreases of $0.1 and $1.0, respectively. The effects of a one-percentage point increase on the aggregate service and interest cost components and on the post-retirement benefit obligations are increases of $0.2 and $1.2, respectively. Benefits are funded as claims are paid.

401(k) Retirement Savings Plan

The Company’s 401(k) retirement savings plan provides retirement benefits to eligible U.S. employees in addition to those provided by the pension plan. The plan permits participants to voluntarily defer a portion of their compensation, subject to Internal Revenue Code limitations. The Company also contributes a fixed amount per year to the account of each eligible employee plus a percentage of the employee’s salary deferral. The Company’s policy is to fully fund this plan. The cost for this plan was $7.1, $6.1 and $5.8 for the years ended December 31, 2005, 2004 and 2003, respectively.

NOTE 16: EARNING PER SHARE

A reconciliation of basic and diluted earnings per share, together with the related shares outstanding for the years ended December 31 are as follows:

	2005	2004	2003
Net income available to common shareholders
Net income from continuing operations	$258.3	$232.9	$190.4
Net income from discontinued business	—	—	2.7

Net income	$258.3	$232.9	$193.1

Weighted average shares
Basic shares	67.9	69.0	70.5
Effect of dilutive securities — options outstanding	0.8	0.8	0.6

Diluted shares	68.7	69.8	71.1

Net income per share — Basic
Net income from continuing operations	$3.80	$3.38	$2.70
Net income from discontinued business	—	—	0.04

Net income	$3.80	$3.38	$2.74

Net income per share — Diluted
Net income from continuing operations	$3.76	$3.34	$2.68
Net income from discontinued business	—	—	0.03

Net income	$3.76	$3.34	$2.71

NOTE 17: SHARE REPURCHASES

At December 31, 2005 and December 31, 2004, the Company had repurchased a total of 38.0 million shares and 36.0 million shares, respectively. During 2003, the Company was authorized to increase its share repurchase program from 35.0 million to 40.0 million shares. There were 67.2 million shares outstanding as of December 31, 2005. The Company expects to acquire the remaining 2.0 million authorized shares, however, the timing of the repurchases and number of shares repurchased, if any, will depend upon market conditions and other factors.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in the Securities Exchange Act Rule 13a-15 (f)). Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2005. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control-Integrated Framework. Our management has concluded that, as of December 31, 2005, our internal control over financial reporting is effective based on these criteria. Our independent registered public accounting firm, KPMG LLP, has issued an audit report on our assessment of our internal control over financial reporting, which is included herein.

Our Company acquired JRH on February 28, 2005, and as permitted by SEC guidance, we excluded from our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005, JRH’s internal control over financial reporting. Total assets related to JRH of $418.7 million and revenues for the 10-month period subsequent to the acquisition (March 1—December 31, 2005) of $132.6 million were included in our consolidated financial statements as of and for the year ended December 31, 2005. Our assessment of internal control over financial reporting excluded an evaluation of the internal control over financial reporting of JRH as of December 31, 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Sigma-Aldrich Corporation:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting on page 42, that Sigma-Aldrich Corporation (the Company) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sigma-Aldrich Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in the Internal Control-Integrated Framework issued by COSO. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in the Internal Control-Integrated Framework issued by COSO.

Sigma-Aldrich Corporation acquired JRH on February 28, 2005, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, JRH’s internal control over financial reporting. Total assets related to JRH of $418.7 million and revenues for the 10-month period subsequent to the acquisition (March 1–December 31, 2005) of $132.6 million were included in the consolidated financial statements of Sigma-Aldrich Corporation and subsidiaries as of and for the year ended December 31, 2005. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of JRH as of December 31, 2005.

We also have audited, in accordance with the standards of the PCAOB (United States), the consolidated balance sheets of Sigma-Aldrich Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005, and our report dated March 13, 2006 expressed an unqualified opinion on those consolidated financial statements.

St. Louis, Missouri March 13, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Sigma-Aldrich Corporation:

We have audited the accompanying consolidated balance sheets of Sigma-Aldrich Corporation and subsidiaries (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sigma-Aldrich Corporation and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the PCAOB (United States), the effectiveness of Sigma-Aldrich Corporation’s internal control over financial reporting as of December 31, 2005, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 13, 2006 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

St. Louis, Missouri March 13, 2006

SELECTED FINANCIAL DATA

(Unaudited)

Common Stock Data (per share):

	2005 Price Range		2004 Price Range		Dividends
	High	Low	High	Low	2005	2004
First Quarter	$67.10	$61.06	$59.74	$53.22	$0.19	$0.17
Second Quarter	65.59	55.50	59.96	53.75	0.19	0.17
Third Quarter	61.71	55.34	59.86	54.24	0.19	0.17
Fourth Quarter	64.80	57.50	61.62	53.25	0.19	0.17

The Company’s common stock is traded on the National Market System (“NMS”) of the National Association of Securities Dealers Automated Quotation System (“NASDAQ”). The trading symbol is SIAL.

Options in the Company’s common stock are traded on the Chicago Board Options Exchange. On March 3, 2006, there were 899 record holders of the Company’s common stock.

See Management’s Discussion and Analysis related to items affecting the comparability of results and accounting changes for the financial data presented below.

Annual Financial Data (in millions, except per share data):

	2005	2004	2003	2002	2001
Net sales	$1,666.5	$1,409.2	$1,298.1	$1,207.0	$1,114.5
Net income from continuing operations	258.3	232.9	190.4	186.7	152.8
Per share:
Net income from continuing operations — Basic	3.80	3.38	2.70	2.57	2.05
Net income from continuing operations — Diluted	3.76	3.34	2.68	2.54	2.03
Dividends	0.7600	0.6800	0.5000	0.3450	0.3325
Total assets	2,131.3	1,745.0	1,548.2	1,389.7	1,439.8
Long-term debt	283.2	177.1	176.3	176.8	177.7

Quarterly Financial Data (in millions, except per share data):

	2005 Quarter Ended
	March 31	June 30	Sept. 30	Dec. 31
Net sales	$399.8	$444.0	$412.2	$410.5
Gross profit	207.8	222.8	212.2	205.7
Net income	74.6	62.5	63.9	57.3
Net income per share — Basic	1.08	0.92	0.95	0.85
Net income per share — Diluted	1.07	0.91	0.94	0.84

	2004 Quarter Ended
	March 31	June 30	Sept. 30	Dec. 31
Net sales	$368.1	$348.6	$340.6	$351.9
Gross profit	196.6	185.3	182.3	187.4
Net income	62.3	59.6	56.3	54.7
Net income per share — Basic	0.90	0.86	0.82	0.80
Net income per share — Diluted	0.89	0.85	0.81	0.79