Form 10-K, Exhibit 13
period 2006-12-31
SIGMA ALDRICH CORP
filed 2007-02-27
CIK 90185

Exhibit 13

SELECTED FINANCIAL DATA

(Unaudited)

Common Stock Data (per share):

	2006 Price Range		2005 Price Range		Dividends
	High	Low	High	Low	2006	2005
First Quarter	$33.22	$31.27	$32.40	$28.75	$0.105	$0.095
Second Quarter	36.50	32.54	30.86	27.67	0.105	0.095
Third Quarter	38.15	33.38	32.80	27.75	0.105	0.095
Fourth Quarter	39.68	34.09	33.55	30.53	0.105	0.095

The Company’s common stock is traded in the National Association of Securities Dealers Automated Quotation System (“NASDAQ”) Global Select Market. The trading symbol is SIAL.

Options in the Company’s common stock are traded on the Chicago Board Options Exchange. On January 31, 2007, there were 873 record holders of the Company’s common stock.

See Management’s Discussion and Analysis related to items affecting the comparability of results and accounting changes for the financial data presented below.

Annual Financial Data (in millions, except per share data):

	2006	2005	2004	2003	2002
Net sales	$1,797.5	$1,666.5	$1,409.2	$1,298.1	$1,207.0
Net income from continuing operations	276.8	258.3	232.9	190.4	186.7
Per share:
Net income from continuing operations — Basic	2.08	1.90	1.69	1.35	1.28
Net income from continuing operations — Diluted	2.05	1.88	1.67	1.34	1.27
Dividends	0.4200	0.3800	0.3400	0.2500	0.1725
Total assets	2,334.3	2,131.3	1,745.0	1,548.2	1,389.7
Long-term debt	337.9	283.2	177.1	176.3	176.8

Quarterly Financial Data (in millions, except per share data):

	2006 Quarter Ended
	March 31	June 30	Sept. 30	Dec. 31
Net sales	$443.1	$448.5	$441.4	$464.5
Gross profit	228.8	234.5	222.7	234.2
Net income	66.5	70.3	68.4	71.6
Net income per share — Basic	0.50	0.53	0.52	0.54
Net income per share — Diluted	0.49	0.52	0.51	0.53

	2005 Quarter Ended
	March 31	June 30	Sept. 30	Dec. 31
Net sales	$399.8	$444.0	$412.2	$410.5
Gross profit	207.8	222.8	212.2	205.7
Net income	74.6	62.5	63.9	57.3
Net income per share — Basic	0.54	0.46	0.47	0.43
Net income per share — Diluted	0.54	0.45	0.47	0.42

All per share and common stock information presented above has been retroactively adjusted to reflect the December 2006 common stock split.

2006 FINANCIAL REPORT

FINANCIALS

MANAGEMENT’S DISCUSSION AND ANALYSIS

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

INTRODUCTION

Sigma-Aldrich Corporation (“the Company”) is a leading Life Science and High Technology company. The Company develops, manufactures, purchases and distributes the broadest range of high quality biochemicals and organic chemicals available in the world. These chemical products and kits are used in scientific and genomic research, biotechnology, pharmaceutical development, the diagnosis of disease and as key components in pharmaceutical and other high technology manufacturing. The Company operates in 35 countries, manufacturing 46,000 of the 100,000 chemical products it offers. The Company also offers 30,000 equipment products. The Company sells into over 165 countries, servicing over 70,000 accounts representing over 1.5 million individual customers.

In 2006, the Company was organized into four business units featuring the Research units of Essentials, Specialties and Biotechnology and the Fine Chemicals unit, SAFC, to better align the Company with the customers it serves. The units are closely interrelated in their activities and share services such as order entry, billing, tech services, Internet, purchasing and inventory control and share production and distribution facilities. Additionally, these units are supported by centralized functional areas such as finance, human resources, quality, safety and compliance and information technology.

Research Essentials, representing approximately 20% of sales, provides customized, innovative solutions for our economic buyers. Research Specialties, representing approximately 37% of sales, facilitates accelerated research by lab scientists through information and innovation in services and new products. Research Biotechnology, representing approximately 15% of sales, provides innovative first-to-market products and technologies for the Life Science researcher. SAFC, representing approximately 28% of sales, drives commercial project managers’ success through rapid delivery of custom projects.

The Company has a broad customer base of commercial laboratories, pharmaceutical companies, industrial companies, universities, diagnostics companies, biotechnology companies, hospitals, governmental institutions and non-profit organizations located in the United States and internationally, and would not be significantly impacted by the loss of any one customer. However, economic conditions and government research funding in the United States and internationally do impact demand from our customers. In 2006, we believe that market growth in research and fine chemicals markets served by the Company was about 2–3%, consistent with 2005.

The Company expects organic sales growth for 2007 of approximately 7%, benefiting from close alignment with our customers, enhanced Internet capabilities, expansion in fast growing world economies and ongoing commitments to process improvements. Continuing efforts to pursue desirable acquisition candidates are expected to enhance the Company’s organic sales growth.

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

	Net Income
Years Ended December 31	2006	2005	2004
Net income before certain other items	$278.9	$252.2	$205.4

International and other tax benefits	—	—	15.3
Tax claim settlement benefit	—	11.3	—
Inventory purchase accounting charge	(2.1)	(10.7)	—
Tax charge for repatriation of accumulated foreign earnings under the American Jobs Creation Act of 2004	—	(4.1)	—
Pro-forma stock-based compensation expense	—	9.6	12.2

Total	(2.1)	6.1	27.5

Reported net income	$276.8	$258.3	$232.9

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

COMPARABILITY (continued)

	Net Income Per Share — Basic
	2006	2005	2004
Net income before certain other items	$2.10	$1.86	$1.49

International and other tax benefits	—	—	.11
Tax claim settlement benefit	—	.08	—
Inventory purchase accounting charge	(.02)	(.08)	—
Tax charge for repatriation of accumulated foreign earnings under the American Jobs Creation Act of 2004	—	(.03)	—
Pro-forma stock-based compensation expense	—	.07	.09

Total	(.02)	.04	.20

Reported net income	$2.08	$1.90	$1.69

	Net Income Per Share — Diluted
	2006	2005	2004
Net income before certain other items	$2.07	$1.84	$1.47

International and other tax benefits	—	—	.11
Tax claim settlement benefit	—	.08	—
Inventory purchase accounting charge	(.02)	(.08)	—
Tax charge for repatriation of accumulated foreign earnings under the American Jobs Creation Act of 2004	—	(.03)	—
Pro-forma stock-based compensation expense	—	.07	.09

Total	(.02)	.04	.20

Reported net income	$2.05	$1.88	$1.67

The per share information presented above has been adjusted to reflect the Company’s common stock split.

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

With over 50% of sales denominated in currencies other than the U.S. dollar, management uses currency adjusted growth, and believes it is useful to investors, to judge the Company’s controllable, local currency performance. Organic sales growth data presented herein excludes currency, and where indicated, acquisition impacts. While we are able to report currency impacts after the fact, we are unable to estimate changes that may occur later in 2007 to applicable exchange rates and are thus unable to reconcile the projected non-GAAP, currency adjusted internal growth rates to reported GAAP growth rates for the year 2007 as required by Regulation G adopted by the Securities and Exchange Commission. Any significant changes in currency exchange rates would likely have a significant impact on our reported growth rates due to the volume of our sales denominated in foreign currencies.

The Company also reports both GAAP and adjusted sales and income amounts and comparisons to reflect what it believes is ongoing and/or comparable operating results excluding currency impacts and certain other items. The Company excludes these other items in judging its historical performance and in assessing its expected future performance and believes this non-GAAP information is useful to investors as well.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

HIGHLIGHTS

Reported sales increased 7.9% to $1,797.5 in 2006 from $1,666.5 in 2005. Organic growth in core businesses, including integrated acquisitions, provided 6.4 percentage points of growth. The February 2005 acquisition of the JRH Biosciences division (JRH) of CSL Limited’s industrial cell culture business added 1.1 percentage points of growth. Changes in currency rates contributed 0.4 percentage points of benefit to the sales increase. Reported sales increased 18.3% to $1,666.5 in 2005 from $1,409.2 in 2004. The acquisition of the JRH business contributed 9.4 percentage points of this increase. Changes in currency rates contributed 0.7 percentage points of benefit to the sales increase. Organic growth in core businesses, including integrated acquisitions, provided 8.2 percentage points of benefit to the sales increase.

Reported net income in 2006 increased 7.2% to $276.8 from $258.3 in 2005. Net income in 2006 included an $11.0 charge for stock-based compensation expense and an inventory purchase accounting charge of $2.1. On a comparable basis, net income before certain other items increased 10.6% to $278.9 from $252.2, adjusting 2005 for the impact of Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment” (SFAS 123(R)), as if it had been implemented during that period and other recorded items. The increase in net income before certain other items primarily resulted from organic sales growth in each of the Company’s four business units, successful process improvement activities and enhanced operating margin results, partially offset by higher interest costs due to the full year impact of increased borrowings to fund acquisitions and share repurchases and higher short-term interest rates. A higher effective tax rate also offset net income improvement.

Reported net income in 2005 increased 10.9% to $258.3 from $232.9 in 2004. Net income in 2005 included a tax claim settlement benefit of $11.3, an inventory purchase accounting charge of $10.7 and a $4.1 tax charge for the repatriation of accumulated foreign earnings under the American Jobs Creation Act of 2004. Net income before certain other items increased 22.8% to $252.2 in 2005, compared to $205.4 in 2004, adjusting for the impact of SFAS 123(R), as if it was implemented during both periods and other recorded items. The increase in net income before certain other items primarily resulted from strong organic sales growth, currency benefits and continued process improvement activities, which was partially offset by costs of other growth initiatives and higher interest costs due to increased borrowings to fund acquisitions in 2005 and share repurchases and higher interest rates.

Diluted earnings per share in 2006 increased 9.0% to $2.05 from $1.88 in 2005. Diluted earnings per share was impacted by a $0.02 charge for inventory purchase accounting. Diluted earnings per share before certain other items increased 12.5% to $2.07 from $1.84, adjusting 2005 for the impact of SFAS 123(R), as if it had been implemented during that period. The significant components of the increase were previously identified in the discussion of net income.

Diluted earnings per share in 2005 increased 12.6% to $1.88 from $1.67 in 2004. Diluted earnings per share in 2005 benefited from an $0.08 gain on a tax claim settlement that was more than offset by an $0.08 inventory purchase accounting charge and a $0.03 tax charge for the repatriation of accumulated foreign earnings. Diluted earnings per share before certain other items increased 25.2% to $1.84 in 2005 from $1.47 in 2004. The significant components of the increase were previously identified in the discussion of net income.

ITEMS AFFECTING COMPARABILITY OF RESULTS

•

In November 2006, the Board of Directors authorized a two-for-one stock split effected in the form of a 100 percent stock dividend to shareholders of record on December 15, 2006. Shareholders of record received an additional share on January 2, 2007 for each share they owned. The par value of the Company’s common stock remains $1.00 per share. The stock split is reflected in the Consolidated Statements of Stockholders’ Equity as a reclassification from Retained Earnings to Common Stock. Except as otherwise noted, all share and per share information presented herein has been retroactively adjusted to reflect the common stock split.

•

The Company adopted the provisions of SFAS 123(R), as required, on January 1, 2006. As a result, selling, general and administrative expenses include stock-based compensation of $13.3 in 2006. Stock-based compensation expense is not reflected in the consolidated financial statements for years prior to 2006.

•	During 2006, the Company purchased four businesses with an aggregate annual sales benefit of approximately $25.0, approximately one-half of which benefited 2006 results.

•	On April 1, 2005, the Company purchased the Proligo Group (Proligo).

•	On February 28, 2005, the Company purchased JRH.

•	On June 22, 2004, the Company purchased Tetrionics, Inc. (Tetrionics).

•	On April 14, 2004, the Company purchased UFC Limited (Ultrafine).

•	At December 31, 2006, 2005 and 2004, the Company had repurchased 80.0 million, 76.0 million and 72.0 million of its outstanding shares, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to use judgment in making estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the years presented. Actual results could differ from those estimates under different assumptions or conditions.

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

Long-Lived Assets

Long-lived assets, including intangibles with definite lives, are amortized over their expected useful lives. Goodwill and other intangibles with indefinite lives are not amortized against earnings. Goodwill is assessed annually for impairment. Other intangibles are assessed whenever events and changes in business conditions indicate that the carrying amount of an asset may not be fully recoverable. If impairment is indicated, the asset value is written down to its fair market value.

Pension and Other Post-Retirement Benefits

The determination of the obligation and expense for pension and other post-retirement benefits is dependent on the Company’s selection of certain assumptions used by actuaries to calculate such amounts. Those assumptions are described in Note 14 to the consolidated financial statements and include, among others, the discount rates, expected return on plan assets and rates of increase in compensation and health care costs.

In accordance with U.S. generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over future periods and therefore, generally affect the recognized expense and recorded obligation in such future periods. While the Company believes that the assumptions are appropriate, significant differences in actual experience or significant changes in the assumptions may materially affect the Company’s pension and other post-retirement benefit obligations and the Company’s future expense. A 1% increase in the discount rate assumption would have reduced the net periodic benefit cost by $1.0 for the U.S. plans and $3.0 for the International plans. A 1% reduction in the discount rate assumption would have increased the net periodic benefit cost by $1.0 for the U.S. plans and $5.0 for the International plans. A 1% change in the expected return on plan assets would have an impact on the Company’s pension expense of less than $2.2 for the Company’s plans.

Stock Options

The Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment” (SFAS 123(R)). Under the provisions of SFAS 123(R), stock-based compensation cost, for stock options, is estimated at the grant date based on the award’s fair value as calculated by the Black-Scholes option-pricing model and is recognized as expense ratably over the requisite service period. The Black-Scholes model requires the input of various estimates including volatility, forfeiture rates and expected option life. Those inputs to the Black-Scholes model are described in Note 12 to the consolidated financial statements. If any of the assumptions used in the Black-Scholes model vary significantly from current expectations, stock-based compensation expense may also change significantly. Therefore, current year stock-based compensation expense is not necessarily indicative of future results.

Taxes

The Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. The Company regularly reviews its potential tax liabilities for tax years subject to audit. Changes in the Company’s tax provision and liability occurred in 2006, 2005 and 2004 and may occur in the future as its assessments change based on the progress of tax examinations in various jurisdictions and/or changes in worldwide tax regulations. In management’s opinion, adequate provisions for income taxes have been made for all years presented.

Deferred tax assets and liabilities are recognized for the future tax benefits or liabilities attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates would be recognized in income in the period that includes the enactment date. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance when it believes that such assets may not be recovered, taking into consideration historical operating results, expectations of future earnings, changes in its operations and the expected timing of the reversals of existing temporary differences.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

OPERATING RESULTS

Sales

In 2006, the Company was organized into four business units featuring the Research units of Essentials, Specialties and Biotechnology and the Fine Chemicals unit, SAFC, to better align the Company with the customers it serves. Prior to 2006, the Company consisted of three business units: Scientific Research, Biotechnology (collectively “Research Chemicals”) and SAFC. In both cases, the business unit structure is the Company’s approach to serving customers and reporting sales rather than an internal division used to allocate resources. Accordingly, as it would provide minimal value, the Company did not restate sales prior to 2005 into the new four business unit structure. As a result, sales growth rates in 2005 and 2004 are presented for total Research Chemicals only and SAFC.

Sales increased 7.9%, 18.3%, and 8.6% in 2006, 2005 and 2004, respectively. Sales increases were primarily attributable to improved unit volume growth, price increases, acquisitions and currency benefits. The Company’s pricing strategy has remained constant and price increases in 2006 provided similar contributions to those realized in prior periods. New product sales, while not material in the year introduced, do contribute to sales growth in subsequent years. The effect of translating foreign currency sales into U.S. dollars increased the 2006, 2005 and 2004 sales growth by 0.4%, 0.7% and 5.3%, respectively. With over 50% of sales denominated in currencies other than the U.S. dollar, the Company uses currency adjusted growth, and believes it is useful to investors, to judge the Company’s controllable, local currency performance. The Company does not, and does not suggest investors should, consider such non-GAAP financial measures in isolation from, or as a substitute for, GAAP financial information.

Reported sales growth, currency benefits, sales increases from the acquisition of JRH’s industrial cell culture business (indicated as “JRH Industrial” in the table below) and other acquisition benefits and the adjusted sales changes are as follows:

	Year Ended December 31, 2006
	Reported	Currency Benefit	JRH Industrial	Adjusted
Research Essentials	4.2%	0.4%	—%	3.8%
Research Specialties	6.9%	0.4%	—%	6.5%
Research Biotech	5.6%	—%	—%	5.6%
Research Chemicals	5.9%	0.3%	—%	5.6%
SAFC	13.4%	0.7%	4.3%	8.4%
Total	7.9%	0.4%	1.1%	6.4%

	Year Ended December 31, 2005
	Reported	Currency Benefit	JRH Industrial	Adjusted
Research Chemicals	7.3%	0.8%	—%	6.5%
SAFC	66.2%	0.6%	50.4%	15.2%
Total	18.3%	0.7%	9.4%	8.2%

	Year Ended December 31, 2004
	Reported	Currency Benefit	Acquisitions	Adjusted
Research Chemicals	7.8%	5.4%	—%	2.4%
SAFC	11.9%	4.6%	6.3%	1.0%
Total	8.6%	5.3%	1.1%	2.2%

Currency and acquisition adjusted sales growth in Research Essentials, Research Specialties, Research Biotech and SAFC for 2006 was 3.8%, 6.5%, 5.6% and 8.4%, respectively. Research Essentials achieved sales gains in all major geographical areas due to price increases and higher unit sales volume to academic and commercial customer segments. Research Specialties achieved sales gains from increased pricing and higher unit volumes due to increased sales to commercial and pharmaceutical customer groups and continued emphasis on offering the broadest range of core products for analytical applications, chemical synthesis and fundamental Life Science research. Research Biotech sales growth was impacted by a modest reduction in market growth in 2006, together with slower than anticipated acceptance of new and innovative products for our Research Biotech customers. Currency and acquisition adjusted sales growth in SAFC for 2006 was 8.4% compared to 15.2% for 2005. The 2006 sales growth rate reflected increased demand from pharmaceutical customers and other manufacturers. SAFC orders for future delivery remained at record levels.

New growth initiatives enabled us to take market share in 2006. The Company’s reorganization into four customer-centric business units allowed us to work closely with our customers to address the different individual needs of economic buyers, lab scientists, life scientists and commercial project managers. Our goal to accelerate growth in our non-European international markets was achieved, increasing sales in these markets by 1.0 percentage point of total sales during 2006. Our focus countries of China, India and Brazil all achieved sales growth in excess of 30% in 2006. Our initiative to build on our Internet superiority continued to show results. Web based sales increased to 35% of total Research Chemicals’ sales in 2006. Other initiatives also showed progress in 2006 with continued benefits from process improvement and growth added through integrated acquisitions.

Currency and acquisition adjusted sales growth in Research Chemicals and SAFC for 2005 were 6.5% and 15.2%, respectively. Research Chemicals achieved sales gains in all major geographic areas due to price increases and higher unit volumes associated with improved market conditions, new sales initiatives and integration of acquisitions. SAFC reported strong organic sales growth over 2004 reflecting improved demand from pharmaceutical customers worldwide and improved sales to a wide variety of other manufacturers.

Gross Profit

Gross profit was 51.2%, 50.9% and 53.3% of sales in 2006, 2005 and 2004, respectively. The following table reflects the significant contributing factors to the net change in gross margin for the years ended December 31, 2006, 2005 and 2004, respectively, as a percentage of sales compared to the same period in the prior year:

	Year Ended December 31,
Contributing Factors	2006	2005(1)	2004(1)
Inventory purchase accounting charges	0.9%	(1.0)%	—%
(Unfavorable)/favorable product mix	(0.7)	(4.6)	0.4
Favorable pricing	0.7	0.4	0.4
Higher unit sales volume	0.8	3.4	0.4
Higher manufacturing and distribution costs	(1.8)	(1.2)	(0.6)
(Unfavorable)/favorable currency impact	(0.3)	0.7	1.1
Other impacts	0.7	(0.1)	(0.1)
Net improvement/(decline) in gross margin as a percentage of sales	0.3%	(2.4)%	1.6%

(1)	Certain reclassifications have been made to the 2005 and 2004 presentation to conform to the 2006 presentation.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

OPERATING RESULTS (continued)

The increase in gross profit as a percent of sales of 0.3% in 2006 is primarily due to the absence of the inventory purchase accounting charge, favorable pricing and unit volume increases. These improvements were partially offset by higher manufacturing and distribution costs and the impact of lower gross margin products for our SAFC business as reflected in product mix. The decrease in gross profit as a percent of sales of 2.4% in 2005 is primarily due to the impact of the inventory purchase accounting charge and lower average gross margins associated with SAFC’s acquisition of JRH. Increased manufacturing and distribution costs further reduced 2005 gross profit. This decrease in gross profit as a percent of sales was partially offset by an increase in sales volume, an increase in average sales prices and currency benefits.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were 25.8%, 26.2% and 27.7% of sales in 2006, 2005 and 2004, respectively. Salaries and benefits increased 0.5% of sales for 2006 compared to 2005 due largely to the impact of stock-based compensation expense. Insurance expenses also increased 0.3% of sales for 2006 compared to 2005 due to higher claim costs. These increases were more than offset by declines in professional fees, advertising and non-product related compliance costs and from process improvement benefits that collectively reduced selling, general and administrative expenses by 1.2% of sales. In 2005, selling, general and administrative expenses as a percent of sales decreased 1.5% compared to 2004 due to lower operating expenses as a percent of sales for JRH’s industrial cell culture business of 1.0% and benefits from continued cost reductions from process improvement activities, which offset the cost of other growth initiatives.

Research and Development Expenses

Research and development expenses were 2.9%, 3.0% and 3.0% of sales in 2006, 2005 and 2004, respectively. The research and development expenses relate primarily to efforts to add new manufactured products. All manufactured products currently account for approximately 60% of total sales.

Interest Expense, Net

Net interest expense reduced pretax earnings by $24.0, $18.1 and $7.2 in 2006, 2005 and 2004, respectively. The increase in net interest expense in 2006 from 2005 reflects the impact of increased interest costs from borrowings for both acquisitions and share repurchases in 2006 and 2005 and higher short-term interest rates in 2006. The increase in net interest expense in 2005 from 2004 is due to borrowings for the 2005 acquisitions of JRH and Proligo, share repurchases and higher interest rates.

Income Taxes

Income taxes, which include federal, state and international taxes were 26.9%, 24.8% and 25.3% of pretax income in 2006, 2005 and 2004, respectively. The higher effective tax rate for 2006 of 26.9% largely reflects a lower level of international tax benefits, partially offset by the absence of the tax charge to repatriate accumulated foreign earnings in 2005. The effective income tax rate in 2005 of 24.8% reflects a favorable settlement of tax claims for 1998–2001 and a reduction in tax liabilities based on this settlement largely offset by the tax charge to repatriate accumulated foreign earnings.

Our effective tax rate for 2007 is expected to increase to 30–31% from the 2006 rate of 26.9% as benefits from 2006 tax audit activity are not expected to recur and U.S. export tax benefits (EIE) ended at December 31, 2006.

Accounting Changes

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No. 109” (FIN 48). FIN 48 provides guidance on recognition and measurement of uncertainties in income taxes and is applicable for fiscal years beginning after December 15, 2006. FIN 48 also requires certain disclosures after adoption, including: (1) the accounting policy for tax-related interest and penalties, and (2) a tabular reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of the period, including the specific identification of each source of the change. The implementation of FIN 48, effective January 1, 2007, is not expected to be material to the consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 establishes a common definition of fair value of financial instruments, sets a framework for measuring fair value and expands disclosure about such fair value measurements. The Statement applies only to fair value measurements that are already required or permitted by other accounting standards and is effective for fiscal years beginning after November 15, 2007. The Company currently discloses fair value information in Notes 7 and 8 to its consolidated financial statements. The Company is in the process of assessing the impact of SFAS 157 on its consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (SFAS 158). SFAS 158 requires companies to recognize, on a prospective basis, the funded status of their defined benefit pension and other post-retirement benefit plans in the Consolidated Balance Sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit costs. SFAS 158 also requires additional disclosures in the notes to the consolidated financial statements and requires the use of the company’s fiscal year-end as the measurement date for plan assets and benefit obligations, eliminating the use of earlier measurement dates that are currently permissible. The new measurement date requirement is effective for fiscal years ending after December 15, 2008. The other requirements of SFAS 158 are effective for fiscal years ending after December 15, 2006.

The incremental effect of applying SFAS 158 on individual lines of the Consolidated Balance Sheets at December 31, 2006 is as follows:

	Before Application of SFAS 158	Incremental Effect of Applying SFAS 158	After Application of SFAS 158
Other assets	$118.2	$(29.2)	$89.0
Total assets	2,363.5	(29.2)	2,334.3
Other accrued expenses	58.1	2.3	60.4
Deferred taxes	60.4	(12.3)	48.1
Other liabilities	43.8	12.5	56.3
Total liabilities	920.9	2.5	923.4
Accumulated other comprehensive income	112.4	(31.7)	80.7
Total stockholders’ equity	1,442.6	(31.7)	1,410.9
Total liabilities and stockholders’ equity	$2,363.5	$(29.2)	$2,334.3

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

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash flows from operating, investing and financing activities, as reflected in the Consolidated Statements of Cash Flows, are summarized in the following table:

	Years Ended December 31,
	2006	2005	2004
Net cash provided by (used in):
Operating activities	$330.4	$280.5	$323.8
Investing activities	(104.4)	(513.2)	(147.6)
Financing activities	(156.2)	171.1	(142.0)

Operating Activities

Net cash provided by operating activities increased $49.9 in 2006 compared to 2005. This increase results primarily from increased net income from operations, including the $13.3 non-cash impact of stock-based compensation expense and net increases in accounts payable and accrued expenses. The most significant offset to the operating cash inflows was higher accounts receivable balances at December 31, 2006, reflected by days sales outstanding of 50 days at December 31, 2006 compared to 48 days at December 31, 2005. The increased accounts receivable balance was due largely to the strong growth in non-European international sales where average days sales outstanding for all countries in this group typically range from 60 to 65 days. Operating inflows were also partially offset by increases in inventory levels to 7.6 months-on-hand from 7.4 at December 31, 2005, due to an increase in stocks added at major U.S. distribution locations to improve on-time deliveries and a modest amount of acquired inventory from 2006 acquisitions.

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

Investing Activities

In 2006, investing activities were focused on capital expenditures of $74.5 and the funding of four small acquisitions for $20.0. Capital expenditures included the construction of a new production facility in India and the expansion of production facilities in Wisconsin and Missouri. Additional capital was invested to expand distribution in Wisconsin and for upgrading our Internet ordering systems.

In 2005, cash used for investing activities related primarily to funding the acquisitions of JRH and Proligo for $416.6 and capital expenditures of $92.2. Capital expenditures included the completion of construction for replacement facilities to relocate the Company’s major production, R&D, packaging and administration facilities in Wisconsin and other upgrades to production and R&D facilities.

During 2007, capital spending is expected to be approximately $80.0.

Financing Activities

In 2006, the Company’s financing activities used cash of $156.2. Cash used in the payment of dividends was $55.7. Cash paid for treasury stock purchases was $138.2. Cash was provided by the issuance of short-term debt, net of repayments, of $45.3. Long-term debt of $100.0 was issued in 2006 offset by repayments of long-term debt of $142.8. Cash received from the exercise of stock options were $30.9.

In 2005, the Company’s financing activities provided cash of $171.1. The issuance of short-term and long-term debt, net of repayments, provided cash of $118.0 and $202.9, respectively. Cash received from the exercise of stock options totaled $20.9. These cash inflows were partially offset by $51.3 and $119.4 used for dividend payments and treasury stock repurchases, respectively.

In December 2006, the Company entered into a $300.0 five-year credit facility with a syndicate of banks having a maturity date of December 11, 2011. The facility provides back-up liquidity to the commercial paper program. This $300.0 facility is an amendment of the $150.0 five-year committed facility originally expiring on February 23, 2010 by exercising of its $150.0 expansion feature. Another $150.0 five-year committed facility expired on December 11, 2006. The Company had $146.0 of commercial paper outstanding at December 31, 2006.

In December 2006, the Company issued $100.0 of 5.11% Senior Notes due December 5, 2011 to a private investor. In November 2006, the Company paid the $75.0 of 5.16% Senior Notes at maturity.

Long-term debt at December 31, 2006 was $337.9 compared to $283.2 in 2005. Total debt as a percentage of total capitalization was 27.2% and 28.9% at December 31, 2006 and 2005, respectively.

For a description of the Company’s material debt covenants, see Notes 6 and 7 to the consolidated financial statements.

Share Repurchases

At December 31, 2006 and December 31, 2005, the Company had repurchased a total of 80.0 million shares and 76.0 million shares, respectively. During 2006, the Company was authorized to increase its share repurchase from 80.0 million to 90.0 million shares to be completed within three years of the authorization. There were 132.0 million shares outstanding as of December 31, 2006. The Company expects to acquire the remaining 10.0 million authorized shares, however, the timing of the repurchases and number of shares repurchased, if any, will depend upon market conditions and other factors.

Liquidity and Risk Management

Liquidity risk refers to the risk that the Company might be unable to meet potential cash outflows promptly and cost effectively. Factors that could cause such risk to arise might be disruption to the securities market, downgrades in the Company’s credit rating or the unavailability of funds. In addition to the Company’s cash flows from operations, the Company utilizes commercial paper, its credit facilities and long-term debt as funding sources. The Company maintains committed bank lines of credit to support its commercial paper borrowings, term loans and local bank lines of credit to support international operations. Downgrades in the Company’s credit rating or other limitations on the ability to access short-term financing, including the ability to refinance short-term debt as it becomes due, would increase interest costs and adversely affect profitability.

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

OTHER MATTERS

The Company is involved in legal proceedings generally incidental to its business, as described below:

Insurance and Other Contingent Liabilities and Commitments

The Company is a defendant in several lawsuits and claims related to the normal conduct of its business, including lawsuits and claims related to product liability and personal injury matters. The Company accrues for such liabilities when it is probable that future costs (including legal fees and expenses) will be incurred and such costs can be reasonably estimated. The Company has self-insured retention limits and has obtained insurance to provide coverage above the self-insured limits for product liability and personal injury claims, subject to certain limitations and exclusions. Reserves have been provided to cover expected payments for these self-insured amounts at December 31, 2006 and 2005.

In one group of lawsuits and claims, the Company, as well as others engaged in manufacturing and distributing similar products, is a defendant in multiple claims alleging injuries from exposure to various chemicals by a limited number of employees of one electronics manufacturer. These claims have been filed in three states. The Company has settled the claims filed by plaintiffs in one of these three states.

In another group of lawsuits and claims, the Company provided a product for use in research activities in developing various vaccines at pharmaceutical companies. The Company, together with other manufacturers and distributors offering the same product and several pharmaceutical companies, has been named as a defendant and served in 293 lawsuits, of which 36 lawsuits have been dismissed to date. Several of the outstanding suits have been stayed by various state and federal courts pending a decision on coverage available under a federal government relief program. No definite date has been set for this decision.

In all cases, the Company believes its products in question were restricted to research use and that proper information for safe use of the products was provided to the customer.

A class action complaint was filed against a subsidiary of the Company in the Montgomery County, Ohio Court of Common Pleas related to a 2003 explosion in a column at the Company’s Isotec facility in Miamisburg, Ohio. The case was separated into the following four phases: phase one – existence of liability, phase two – quantification of any compensatory damages, phase three – existence of any punitive damages and phase four – quanitification of any punitive damages. Class certification was granted to phases one, three and four, but denied to phase two. Compensatory damages for all plaintiffs must be established before the case can proceed to the punitive damages phases. The Company has accepted responsibility for phase one, existence of liability. The case is currently in the compensatory damages phase, where, because no class status exists, each plaintiff must individually establish actual damages. During the fourth quarter of 2006, trial dates for the first three groups of compensatory damage claimants were set for March and April, 2007. The Company has substantial legal defenses to the allegations, which it will vigorously assert.

The Company believes its reserves and insurance are sufficient to provide for claims outstanding at December 31, 2006. While the outcome of the current claims cannot be predicted with certainty, the possible outcome of the claims is reviewed at least quarterly and reserves adjusted as deemed appropriate based on these reviews. Based on current information available, the Company believes that the ultimate resolution of these matters will not have a material adverse effect on its consolidated financial condition, results of operations or liquidity. Future claims related to the use of these categories of products may not be covered in full by the Company’s insurance program.

The Company and one of its subsidiaries were two of numerous defendants named in a lawsuit filed by Enzo Biochem, Inc. and Enzo Life Sciences, Inc. (“Enzo”). In the lawsuit, Enzo alleged, among other things, that the various Sigma-Aldrich defendants breached two distributorship agreements, violated Section 43(a) of the Lanham Act, and were infringing upon various patents. Enzo alleged that the Sigma-Aldrich entities manufacture, use, offer for sale, sell, and market certain products that infringe upon the claims of nine U.S. patents owned by and/or licensed to Enzo. The complaint sought actual and enhanced damages but did not specify the amount sought. The litigation was settled pursuant to a Joint Stipulation and Dismissal With Prejudice, entered by the Court on September 12, 2006. All claims, counterclaims and defenses were dismissed with prejudice and each party was responsible for payment of its own costs and attorney’s fees. The settlement payment was not material to the Company’s consolidated financial statements.

At December 31, 2006, there were no other known contingent liabilities that management believes could have a material adverse effect on the Company’s consolidated financial condition or results of operations, nor were there any material commitments outside of the normal course of business. Material commitments in the normal course of business include notes payable, long-term debt, lease commitments and pension and other post-retirement benefit obligations which are disclosed in Note 6, Note 7, Note 9 and Note 14, respectively, to the consolidated financial statements for the year ended December 31, 2006.

INFLATION

Management recognizes that inflationary pressures may have an adverse effect on the Company through higher asset replacement costs and higher material and other operating costs. The Company tries to minimize these effects through cost reductions and productivity improvements as well as price increases to maintain reasonable profit margins. It is management’s view, however, that inflation has not had a significant impact on operations in the three years ended December 31, 2006.

MARKET RISK SENSITIVE INSTRUMENTS AND POSITIONS

The market risk inherent in the Company’s financial instruments and positions represents the potential loss arising from adverse changes in interest rates and foreign currency exchange rates.

Interest Rates

At December 31, 2006, the Company’s outstanding debt represents 27.2% of total capitalization. Approximately 38.0% of the Company’s outstanding debt at December 31, 2006 is at a fixed rate. Cash flows

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

MARKET RISK SENSITIVE INSTRUMENTS AND POSITIONS (continued)

from operations and available credit facilities are sufficient to meet the working capital requirements of the Company. It is management’s view that market risk or variable interest rate risk will not significantly impact the Company’s results of operations.

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

The market risk of the Company’s foreign currency positions at December 31, 2006, assuming a hypothetical 10% change in foreign currency exchange rates, would be less than $4.0.

AGGREGATE CONTRACTUAL OBLIGATIONS

The following table represents contractual obligations of the Company at December 31, 2006:

	Payments due by period
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Contractual Obligations
Long-term debt	$355.8	$17.9	$137.8	$200.1	—
Interest payments related to long-term debt	58.8	20.2	25.8	12.8	—
Operating lease obligations	91.3	25.6	36.2	19.5	10.0
Purchase obligations	157.1	60.3	30.4	30.9	35.5

Total	$663.0	$124.0	$230.2	$263.3	$45.5

See Notes 7 and 9 to the consolidated financial statements for additional disclosures related to long-term debt and lease commitments, respectively. See Note 14 to the consolidated financial statements for the Company’s obligations with respect to its pension and post-retirement medical benefit plans.

FORWARD-LOOKING STATEMENTS

Management’s Discussion and Analysis and other sections of this Annual Report to shareholders should be read in conjunction with the consolidated financial statements and notes thereto. Except for historical information, the statements in this discussion may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risk and uncertainty, including financial, business environment and projections, as well as statements that are preceded by, followed by, or that include the words “believes,” “expects,” “anticipates,” “should” or similar expressions, and other statements contained herein regarding matters that are not historical facts. Additionally, this Annual Report to shareholders contains forward-looking statements relating to future performance, goals, strategic actions and initiatives and similar intentions and beliefs, including without limitation, statements regarding the Company’s expectations, goals, beliefs, intentions and the like regarding future sales, earnings, return on equity, share repurchases, capital expenditures, acquisitions and other matters. These statements involve assumptions regarding the Company operations, investments, acquisitions and conditions in the markets the Company serves. Although the Company believes its expectations are based on reasonable assumptions, such statements are subject to risks and uncertainties, including, among others, certain economic, political and technological factors. Actual results could differ materially from those stated or implied in this Annual Report to shareholders, due to, but not limited to, such factors as (1) changes in pricing and the competitive environment, (2) fluctuations in foreign currency exchange rates, (3) dependence on uninterrupted manufacturing operations, (4) changes in the regulatory environment in which the Company operates, (5) changes in worldwide tax rates or tax benefits from domestic and international operations, (6) exposure to litigation including product liability claims, (7) changes in research funding and the success of research and development activities, (8) the ability to maintain adequate quality standards, (9) reliance on third party package delivery services, (10) the impact of acquisitions and success in integrating and obtaining projected results from the acquisitions, (11) other changes in the business environment in which the Company operates and (12) the outcome of the matters described in Note 11 — Contingent Liabilities and Commitments to the consolidated financial statements. A further discussion of the Company’s risk factors can be found in Item 1A of the Company’s December 31, 2006 Form 10-K. The Company does not undertake any obligation to update these forward-looking statements.

CONSOLIDATED STATEMENTS OF INCOME

(In Millions, Except Per Share Data)

	Years ended December 31,
	2006	2005	2004
Net sales	$1,797.5	$1,666.5	$1,409.2
Cost of products sold	877.3	818.0	657.6

Gross profit	920.2	848.5	751.6
Selling, general and administrative expenses	464.6	437.3	390.0
Research and development expenses	52.9	49.8	42.6
Interest, net	24.0	18.1	7.2

Income before income taxes	378.7	343.3	311.8
Provision for income taxes	101.9	85.0	78.9

Net income	$276.8	$258.3	$232.9

Weighted average number of shares outstanding — Basic	132.9	135.8	138.0
Weighted average number of shares outstanding — Diluted	134.9	137.5	139.5

Net income per share — Basic	$2.08	$1.90	$1.69
Net income per share — Diluted	$2.05	$1.88	$1.67

The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

(In Millions, Except Per Share Data)

	December 31,
	2006	2005
ASSETS

Current assets:
Cash and cash equivalents	$173.8	$98.6
Accounts receivable, less allowance for doubtful accounts of $ 4.7 and $5.8, respectively	248.0	207.2
Inventories	596.0	550.4
Deferred taxes	49.6	48.4
Other current assets	45.5	45.6

Total current assets	1,112.9	950.2

Property, plant and equipment:
Land	47.1	42.7
Buildings and improvements	612.9	560.1
Machinery and equipment	681.0	602.3
Construction in progress	33.6	49.1
Less — accumulated depreciation	(729.5)	(640.8)

Property, plant and equipment, net	645.1	613.4

Goodwill, net	361.3	336.4
Intangibles, net	126.0	126.3
Other assets	89.0	105.0

Total assets	$2,334.3	$2,131.3

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Note payable and current maturities of long-term debt	$189.0	$218.0
Accounts payable	97.2	90.0
Accrued payroll and payroll taxes	47.4	45.5
Accrued income taxes	48.6	52.5
Other accrued expenses	60.4	54.7

Total current liabilities	442.6	460.7

Long-term debt	337.9	283.2
Deferred post-retirement benefits	38.5	59.0
Deferred taxes	48.1	80.2
Other liabilities	56.3	14.8

Total liabilities	923.4	897.9

Stockholders’ equity:
Common stock, $1.00 par value; 300.0 shares authorized; 201.8 and 100.9 shares issued at December 31, 2006 and 2005, respectively; 132.0 and 67.2 shares outstanding at December 31, 2006 and 2005, respectively	201.8	100.9
Capital in excess of par value	79.1	59.0
Common stock in treasury, at cost, 69.8 and 33.7 shares at December 31, 2006 and 2005, respectively	(1,375.4)	(1,264.4)
Retained earnings	2,424.7	2,304.5
Accumulated other comprehensive income	80.7	33.4

Total stockholders’ equity	1,410.9	1,233.4

Total liabilities and stockholders’ equity	$2,334.3	$2,131.3

The accompanying notes are an integral part of these statements.

The share information presented above prior to the December 2006 common stock split has not been restated.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In Millions, Except Per Share Data)

	Common Stock	Capital in Excess of Par Value	Common Stock in Treasury	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders’ Equity	Comprehensive Income
Balance, December 31, 2003	$101.0	$47.2	$(1,126.6)	$1,911.6	$66.1	$999.3
Net income	—	—	—	232.9	—	232.9	$232.9
Other comprehensive income — foreign currency translation	—	—	—	—	57.8	57.8	57.8
Minimum pension liability	—	—	—	—	(0.1)	(0.1)	(0.1)

Comprehensive income	—	—	—	—	—	—	$290.6

Dividends ($.68 per share)	—	—	—	(47.0)	—	(47.0)
Shares exchanged for stock options	(0.1)	(0.7)	—	—	—	(0.8)
Exercise of stock options	—	6.2	19.4	—	—	25.6
Restricted stock grant	—	(0.1)	0.8	—	—	0.7
Stock repurchases	—	—	(56.7)	—	—	(56.7)

Balance, December 31, 2004	100.9	52.6	(1,163.1)	2,097.5	123.8	1,211.7
Net income	—	—	—	258.3	—	258.3	$258.3
Other comprehensive loss — foreign currency translation	—	—	—	—	(96.6)	(96.6)	(96.6)
Minimum pension liability	—	—	—	—	5.5	5.5	5.5
Unrealized gain on securities, net	—	—	—	—	0.7	0.7	0.7

Comprehensive income	—	—	—	—	—	—	$167.9

Dividends ($.76 per share)	—	—	—	(51.3)	—	(51.3)
Shares exchanged for stock options	—	(0.2)	—	—	—	(0.2)
Exercise of stock options	—	5.8	18.1	—	—	23.9
Restricted stock grant	—	0.8	—	—	—	0.8
Stock repurchases	—	—	(119.4)	—	—	(119.4)

Balance, December 31, 2005	100.9	59.0	(1,264.4)	2,304.5	33.4	1,233.4
Net income	—	—	—	276.8	—	276.8	$276.8
Other comprehensive income — foreign currency translation	—	—	—	—	75.6	75.6	75.6
Unrealized gain on securities, net	—	—	—	—	3.4	3.4	3.4

Comprehensive income	—	—	—	—	—	—	$355.8

Adjustment to initially apply Statement of Financial Accounting Standards No. 158, net of tax	—	—	—	—	(31.7)	(31.7)
Dividends ($.84 per share)	—	—	—	(55.7)	—	(55.7)
Shares exchanged for stock options	—	(1.7)	—	—	—	(1.7)
Exercise of stock options	—	11.2	25.6	—	—	36.8
Restricted stock grant	—	(0.4)	1.6	—	—	1.2
Stock-based compensation expense	—	11.0	—	—	—	11.0
Stock repurchases	—	—	(138.2)	—	—	(138.2)
Common stock split	100.9	—	—	(100.9)	—	—

Balance, December 31, 2006	$201.8	$79.1	$(1,375.4)	$2,424.7	$80.7	$1,410.9

Common stock shares issued and common stock shares in treasury are summarized below:

	Common Stock Issued	Common Stock in Treasury
Balance, December 31, 2003	101.0	31.9
Shares exchanged for stock options	(0.1)	—
Exercise of stock options	—	(0.7)
Stock repurchases	—	1.0

Balance, December 31, 2004	100.9	32.2
Exercise of stock options	—	(0.5)
Stock repurchases	—	2.0

Balance, December 31, 2005	100.9	33.7
Shares exchanged for stock options	—	—
Exercise of stock options	—	(0.8)
Stock repurchases	—	2.0
Common stock split	100.9	34.9

Balance, December 31, 2006	201.8	69.8

The accompanying notes are an integral part of these statements.

The share information presented above prior to the December 2006 common stock split has not been restated.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions)

	Years Ended December 31,
	2006	2005	2004
Cash flows from operating activities:
Net income	$276.8	$258.3	$232.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	90.9	90.1	73.4
Deferred income taxes	(44.1)	(33.9)	(16.6)
Stock-based compensation expense	13.3	—	—
Other	7.8	0.1	5.6
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(25.2)	17.0	1.4
(Increase) decrease in inventories	(11.5)	(4.8)	2.5
(Decrease) increase in accrued income taxes	(5.4)	(11.9)	16.0
Other	27.8	(34.4)	8.6

Net cash provided by operating activities	330.4	280.5	323.8

Cash flows from investing activities:
Property, plant and equipment additions	(74.5)	(92.2)	(70.3)
Proceeds from sales of property, plant and equipment	2.8	4.0	1.9
Acquisitions of businesses	(20.0)	(416.6)	(75.4)
Other, net	(12.7)	(8.4)	(3.8)

Net cash used in investing activities	(104.4)	(513.2)	(147.6)

Cash flows from financing activities:
Net issuance (repayment) of short-term debt	45.3	118.0	(58.0)
Issuance of long-term debt	100.0	205.8	1.8
Repayment of long-term debt	(142.8)	(2.9)	(3.9)
Payment of dividends	(55.7)	(51.3)	(47.0)
Treasury stock purchases	(138.2)	(119.4)	(56.7)
Exercise of stock options	30.9	20.9	21.8
Excess tax benefits from stock-based compensation	4.3	—	—

Net cash (used in) provided by financing activities	(156.2)	171.1	(142.0)

Effect of exchange rate changes on cash	5.4	(9.0)	7.4

Net change in cash and cash equivalents	75.2	(70.6)	41.6
Cash and cash equivalents at beginning of year	98.6	169.2	127.6

Cash and cash equivalents at end of year	$173.8	$98.6	$169.2

Supplemental disclosures of cash flow information:
Income taxes paid	$120.5	$104.9	$80.5
Interest paid, net of capitalized interest	34.7	21.2	10.0

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ In Millions, Except Per Share Data)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Sigma-Aldrich Corporation (“the Company”) develops, manufactures and distributes a broad range of high quality biochemicals and organic chemicals available in the world. These chemical products and kits are used in scientific and genomic research, biotechnology, pharmaceutical development, the diagnosis of disease and as key components in pharmaceutical and other high technology manufacturing.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Financial Instruments

The Company has no financial instruments that have a materially different fair value than the respective instrument’s carrying value, except as described in Note 8.

Revenue

Revenue, which includes shipping and handling fees billed to customers, is recognized upon transfer of title of the product to the customer, which occurs upon shipment to the customer, and is not dependent upon any post-shipment obligations. For a very limited number of customer sales agreements, representing approximately 2% of sales, the Company will recognize revenue, prior to shipment, when the criteria of Staff Accounting Bulletin 101, “Revenue Recognition in the Financial Statements,” as amended by Staff Accounting Bulletin 104, “Revenue Recognition” have been met.

Research and Development

Expenditures relating to the development of new products and processes, including significant improvements to existing products or processes, are expensed as incurred as research and development.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and investments with original maturities of less than three months.

Property, Plant and Equipment

The cost of property, plant and equipment is depreciated over the estimated useful lives of the assets using the straight-line method with lives ranging from three to twelve years for machinery and equipment and fifteen to forty years for buildings and improvements. Depreciation expense was $80.0, $78.4 and $69.3 for the years ended December 31, 2006, 2005 and 2004, respectively. The Company capitalizes interest as part of the cost of constructing major facilities and equipment.

Goodwill

Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” requires the Company to assess goodwill for impairment rather than to systematically amortize goodwill against earnings. The goodwill impairment test compares the fair value of a reporting unit to its carrying amount, including goodwill. The Company operates as one reporting unit and its fair value exceeds its carrying value, including goodwill. Therefore, the Company has determined that no impairment of goodwill existed at December 31, 2006 and 2005.

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

Stock Options

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment” (SFAS 123(R)). SFAS 123(R) requires companies to recognize compensation cost for employee services received in exchange for an award of equity instruments. Stock-based compensation cost, for stock options, is estimated at the grant date based on the award’s fair value as calculated by the Black-Scholes option-pricing model and is recognized as expense ratably over the requisite service period.

The Company adopted the provisions of SFAS 123(R) on January 1, 2006 using the “modified prospective” method. As a result of using this method, the consolidated financial statements for the year ended December 31, 2006 reflect the impact of SFAS 123(R), while the consolidated financial statements of previous years presented were not restated for such impact. See Note 12 for the disclosures related to stock options.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated at current exchange rates and profit and loss accounts are translated at weighted average exchange rates. Resulting translation gains and losses are included as a separate component of stockholders’ equity as accumulated other comprehensive income or loss.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the years presented. Actual results could differ from those estimates under different assumptions or conditions.

Common Stock Split

In November 2006, the Board of Directors authorized a two-for-one stock split effected in the form of a 100 percent stock dividend to shareholders of record on December 15, 2006. Shareholders of record received an additional share on January 2, 2007 for each share they owned. The par value of the Company’s common stock remains $1.00 per share. The stock split is reflected in the Consolidated Statements of Stockholders’ Equity as a reclassification from Retained Earnings to Common Stock. Except as otherwise noted, all share and per share information presented herein has been retroactively adjusted to reflect the common stock split.

Reclassifications

The accompanying consolidated financial statements for prior years contain certain reclassifications to conform with the presentation used in 2006.

Effect of New Accounting Standards

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No. 109” (FIN 48). FIN 48 provides guidance on recognition and measurement of uncertainties in income taxes and is applicable for fiscal years beginning after December 15, 2006. FIN 48 also requires certain disclosures after adoption, including: (1) the accounting policy for tax-related interest and penalties, and (2) a tabular reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of the period, including the specific identification of each source of the change. The implementation of FIN 48, effective January 1, 2007, is not expected to be material to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 establishes a common definition of fair value of financial instruments, sets a framework for measuring fair value and expands disclosure about such fair value measurements. The Statement applies only to fair value measurements that are already required or permitted by other accounting standards and is effective for fiscal years beginning after November 15, 2007. The Company currently discloses fair value information in Notes 7 and 8. The Company is in the process of assessing the impact of SFAS 157 on its consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (SFAS 158). SFAS 158 requires companies to recognize, on a prospective basis, the funded status of their defined benefit pension and other post-retirement benefit plans in the Consolidated Balance Sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit costs. SFAS 158 also requires additional disclosures in the notes to the consolidated financial statements and requires the use of a company’s fiscal year-end as the measurement date for plan assets and benefit obligations, eliminating the use of earlier measurement dates that are currently permissible. The new measurement date requirement is not effective until fiscal years ending after December 15, 2008. The other requirements of SFAS 158 are effective for fiscal years ending after December 15, 2006.

The incremental effect of applying SFAS 158 on individual lines of the Consolidated Balance Sheets at December 31, 2006 is as follows:

	Before Application of SFAS 158	Incremental Effect of Applying SFAS 158	After Application of SFAS 158
Other assets	$118.2	$(29.2)	$89.0
Total assets	2,363.5	(29.2)	2,334.3
Other accrued expenses	58.1	2.3	60.4
Deferred taxes	60.4	(12.3)	48.1
Other liabilities	43.8	12.5	56.3
Total liabilities	920.9	2.5	923.4
Accumulated other comprehensive income	112.4	(31.7)	80.7
Total stockholders’ equity	1,442.6	(31.7)	1,410.9
Total liabilities and stockholders’ equity	$2,363.5	$(29.2)	$2,334.3

NOTE 2: ACQUISITIONS

On February 28, 2005, the Company completed its acquisition of all of the outstanding capital securities of JRH Biosciences Pty Ltd., CSL US Inc. and JRH Biosciences Limited, which collectively comprised the JRH Biosciences division (JRH) of CSL Limited. JRH is a global supplier of cell culture and sera products to the biopharmaceutical industry. Headquartered in Lenexa, Kansas, JRH has major manufacturing facilities and/or serum collection and processing centers in the United States, the United Kingdom and Australia.

The purchase price paid (including direct acquisition costs) by the Company in the transaction was $366.8. The Company funded the acquisition with borrowings of $340.0 and the balance from available cash. There are no additional contingent payments, receipts or commitments related to the purchase price of this acquisition.

This acquisition has been accounted for using the purchase method of accounting and accordingly, its results are included in the Company’s consolidated financial statements from the date of acquisition. The purchase price (including direct acquisition costs) of $366.8 has been allocated primarily to receivables ($14.4); inventory ($124.2); other assets ($10.3); property, plant and equipment ($38.0); intangible assets ($98.5); goodwill ($171.5); accounts payable and accrued liabilities ($43.6); net deferred income tax liabilities ($43.4) and other long-term liabilities ($3.1), based on their estimated fair values at the date of acquisition. None of the goodwill is deductible currently for income tax purposes.

The following table summarizes supplemental consolidated pro forma financial information as if the JRH acquisition had been completed on January 1, 2005:

(Unaudited)	Twelve Months Ended December 31, 2005
Net sales	$1,690.0
Net income	268.6
Diluted net income per share	$1.95

On April 1, 2005, the Company completed its acquisition of the stock of Proligo Group (Proligo) from Degussa AG. Proligo, a global supplier of key genomics research tools including custom DNA, custom RNA and phosphoramidite raw materials used for DNA and RNA synthesis.

NOTE 3: ALLOWANCE FOR DOUBTFUL ACCOUNTS

Changes in the allowance for doubtful accounts for the years ended December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Balance, beginning of year	$5.8	$4.9	$5.2
Additions to reserves	0.7	2.0	1.2
Deductions from reserves	1.8	1.1	1.5

Balance, end of year	$4.7	$5.8	$4.9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 4: INVENTORIES

The principal categories of inventories at December 31, 2006 and 2005 are as follows:

	2006	2005
Finished goods	$503.3	$452.0
Work in process	26.1	30.9
Raw materials	66.6	67.5

Total	$596.0	$550.4

Inventories are valued at the lower of cost or market. Costs for 77% of inventories are determined using a weighted average actual cost method. Costs for 23% of inventories are determined using the last-in, first-out method. If the value of all chemical inventories had been determined using the weighted average actual cost method, inventories would have been $0.4, $0.3 and $0.2 higher than reported at December 31, 2006, 2005 and 2004, respectively.

NOTE 5: INTANGIBLE ASSETS

The Company’s amortizable and unamortizable intangible assets at December 31, 2006 and 2005 are as follows:

	Cost		Accumulated Amortization
	2006	2005	2006	2005
Amortizable intangible assets:
Patents	$12.5	$11.9	$4.4	$3.4
Trademarks	13.5	13.4	7.6	6.7
Licenses	14.4	11.1	3.2	2.6
Customer relationships	91.8	88.2	11.1	6.0
Technical knowledge	17.9	16.9	2.8	1.2
Other	13.1	10.1	9.9	7.8

Total amortizable intangible assets	$163.2	$151.6	$39.0	$27.7

Unamortizable intangible assets:
Goodwill	$386.8	$361.2	$25.5	$24.8
Trade names	1.8	1.8	—	—
Other	—	0.6	—	—

Total unamortizable intangible assets	$388.6	$363.6	$25.5	$24.8

The purchase price paid in cash for acquired intangible assets is based upon their estimated fair values at the date of acquisition. The Company added approximately $9.0 of acquired amortizable intangible assets during 2006.

The Company recorded amortization expense of $10.9, $11.7 and $4.1, for the years ended December 31, 2006, 2005 and 2004, respectively, related to amortizable intangible assets with estimated useful lives ranging from one to twenty years using a straight-line method. The Company expects to record annual amortization expense for all intangible assets of approximately $12.0 in 2007 and $11.0 in each of the following four years.

Changes in net goodwill for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005
Balance, beginning of year	$336.4	$158.1
Acquisitions	11.8	187.2
Impact of foreign exchange rates	13.1	(8.9)

Balance, end of year	$361.3	$336.4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 6: NOTES PAYABLE

In December 2006, the Company entered into a $300.0 five-year revolving credit facility with a syndicate of banks having a maturity date of December 11, 2011. The facility supports the Company’s commercial paper program. This $300.0 facility is an amendment of the $150.0 five-year committed facility originally expiring on February 23, 2010 by exercising its $150.0 expansion feature. Another $150.0 five-year committed facility expired on December 11, 2006. At December 31, 2006 and 2005, the Company did not have any borrowings outstanding under these facilities. The facility originally expiring on February 23, 2010 was entered into in February 2005 as part of a $300.0 credit agreement. This credit agreement also included access to a $150.0 three-year term loan. Borrowings under the term loan due February 23, 2008 are classified as Medium-Term Notes under Long-Term Debt. The syndicated facility contains financial covenants that require the maintenance of net worth of at least $750.0 and a ratio of debt to total capitalization of no more than 55%. The Company’s net worth and total debt as a percentage of total capitalization, as defined in the credit facility, were $1,330.2 and 28.4%, respectively, at December 31, 2006.

At December 31, 2006, $146.0 of commercial paper was outstanding with a weighted average interest rate of 5.32%. At December 31, 2005, $119.1 of commercial paper was outstanding with a weighted average interest rate of 4.35%.

On March 15, 2006, Sigma-Aldrich Korea Limited entered into a short-term credit facility denominated in Korean Won expiring on March 7, 2007. The total commitment converted into U.S. Dollars (USD) was $21.6 at December 31, 2006. The borrowings bear interest based on the Korean market rate plus an incremental margin based upon the Company’s credit rating. At December 31, 2006, borrowings outstanding in USD were $18.4 at an average interest rate of 5.49%.

The Company has other short-term credit facilities denominated in foreign currencies, excluding those mentioned above, with a total commitment converted into USD of $13.4 at December 31, 2006. Borrowings outstanding by these international subsidiaries were $6.7 and $6.8, with a weighted average interest rate of 0.8% and 0.7% at December 31, 2006 and 2005, respectively.

NOTE 7: LONG-TERM DEBT

Long-term debt consists of the following at December 31, 2006 and 2005:

	2006	2005
7.687% Senior Notes, due September 12, 2010	$100.0	$100.0
5.16% Senior Notes, due November 20, 2006	—	75.0
5.11% Senior Notes, due December 5, 2011	100.0	—
Medium-Term Notes, due February 23, 2008	120.0	150.0
Medium-Term Loans, due December 20, 2006-2008	35.6	49.5
Other	0.2	0.8

Total	355.8	375.3
Less — Current maturities	(17.9)	(92.1)

	$337.9	$283.2

The Company, at its option, may redeem all or any portion of the $100.0 of 7.687% Senior Notes by notice to the holder and by paying a make whole amount to the holder as compensation for loss of future interest income. The 7.687% Senior Notes contain financial covenants that require the maintenance of net worth of at least $750.0, a ratio of debt to total capitalization of no more than 55% and the aggregate amount of all priority debt be no more than 30% of net worth. Priority debt includes all unsecured debt of any subsidiary in which a majority of the voting shares are owned by the Company. The Company’s net worth, debt as a percentage of total capitalization and priority debt as a percentage of total net worth was, as defined in the 7.687% Senior Notes, $1,330.2, 28.4% and 4.4%, respectively, at December 31, 2006.

The $75.0 of 5.16% Senior Notes due November 20, 2006, were paid at maturity. In December 2006, the Company issued $100.0 of the 5.11% Senior Notes to a private investor.

The Company, at its option, may redeem all or any portion of the $100.0 of 5.11% Senior Notes by notice to the holder and by paying a make whole amount to the holder as compensation for loss of future interest income. The 5.11% Senior Notes contain financial covenants that require a ratio of debt to total capitalization of no more than 60% and that the aggregate amount of all priority debt be no more than 30% of net worth. The Company’s debt as a percentage of total capitalization and priority debt as a percentage of total net worth was, as defined in the 5.11% Senior Notes, 27.2% and 4.1%, respectively, at December 31, 2006.

The Medium-Term Notes due February 23, 2008 were issued in February 2005 as a component of the $300.0 credit agreement entered into with a syndicate of banks to partially fund acquisitions and provide for working capital requirements. On February 28, 2006, $30.0 was paid to reduce the principal outstanding under the term loan from $150.0 to $120.0. Borrowings outstanding under the three-year term were $120.0 and $150.0 at December 31, 2006 and 2005, respectively. The Company may pay off all or a portion of the term loans outstanding prior to maturity without penalty. Borrowings under the Medium-Term Notes bear interest at various rates, including London Interbank Offered Rate (LIBOR), or an alternative base rate plus, in each case, an incremental margin based on the Company’s credit ratings. At December 31, 2006, the weighted average interest rate on these notes was 5.68%.

The Medium-Term Loans due December 20, 2006–2008 were issued under the terms of a credit agreement dated December 15, 2005 between Sigma-Aldrich (Switzerland) Holding AG and a syndicate of banks at an aggregate principal amount not to exceed the Swiss local currency equivalent of $60.0. The Loans bear interest at varying rates based upon the applicable Swiss LIBOR rate for the relevant interest period plus an incremental margin based upon the Company’s credit rating. At December 31, 2006, the weighted average interest rate on these notes was 2.19%.

The Company has provided a guarantee for the full $35.6 amount of these Medium-Term Loans of the wholly-owned Swiss subsidiary, as well as for the $18.4 outstanding borrowings from the short-term credit facility of the wholly-owned Korean subsidiary described in Note 6. There are no existing events of default that would require the Company to honor these guarantees, nor any consolidated financial statement impact of any such event as the borrowings under these guarantees are reflected in the consolidated financial statements.

The Medium-Term Notes and Medium-Term Loans contain financial covenants that require the maintenance of net worth of at least $750.0 and a ratio of debt to total capitalization of no more than 55%. The Company’s net worth and total debt as a percentage of total capitalization, as defined in the credit facility, were $1,330.2 and 28.4%, respectively at December 31, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 7: LONG-TERM DEBT (continued)

Total interest expense incurred on short-term and long-term debt, net of amounts capitalized, was $31.4, $21.6 and $10.0 in 2006, 2005 and 2004, respectively.

The fair value of long-term debt, including current maturities, was approximately $352.0 and $373.7 at December 31, 2006 and 2005, respectively, based upon a discounted cash flow analysis using current market interest rates.

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

The notional amount, which approximates fair value, of open forward exchange contracts at December 31, 2006 and 2005 was $153.8 and $131.2, respectively.

NOTE 9: LEASE COMMITMENTS

The Company and its subsidiaries lease manufacturing, office and warehouse facilities and computer equipment under non-cancelable operating leases expiring at various dates. Rent charged to operations was $32.9, $31.8 and $27.0 in 2006, 2005 and 2004, respectively. Minimum rental commitments for non-cancelable leases in effect at December 31, 2006, are as follows:

2007	$25.6
2008	21.1
2009	15.1
2010	10.4
2011	9.1
2012 and thereafter	10.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 10: INCOME TAXES

The components of income before income taxes consisted of the following for the years ended December 31:

	2006	2005	2004
United States operations	$270.0	$244.5	$224.1
International operations	108.7	98.8	87.7

Total income before taxes	$378.7	$343.3	$311.8

The provision for income taxes consists of the following for years ended December 31:

	2006	2005	2004
Current:
Federal	$89.7	$77.7	$62.0
State and local	6.2	5.6	4.9
International	47.7	29.4	29.9

Total current	143.6	112.7	96.8

Deferred:
Federal	(24.8)	(15.1)	(12.7)
State and local	(1.1)	(0.1)	(0.2)
International	(15.8)	(12.5)	(5.0)

Total deferred	(41.7)	(27.7)	(17.9)

Provision for income taxes	$101.9	$85.0	$78.9

The items accounting for the difference between income taxes computed at the U.S. federal statutory rate and the Company’s effective tax rate are as follows for years ended December 31:

	2006	2005	2004
Statutory tax rate	35.0%	35.0%	35.0%
EIE benefit	(1.9)	(2.3)	(3.0)
U.S. manufacturing deduction	(0.7)	(0.4)	—
State and local income taxes, net of federal benefit	0.8	0.4	1.1
Research and development credits	(0.8)	(0.8)	(0.9)
International taxes	(3.6)	(6.1)	(6.0)
Dividend repatriation	—	1.2	—
Tax audits and related contingencies	(2.3)	(2.2)	(1.5)
Other, net	0.4	—	0.6

Total effective tax rate on continuing operations	26.9%	24.8%	25.3%

The Extraterritorial Income Exclusion (EIE) on the Company’s U.S. export sales provided benefit in 2004 through 2006. The lower EIE benefit in 2005 and 2006 was a result of the gradual phase-out of this benefit as required in the American Jobs Creation Act of 2004 (AJCA). The U.S. manufacturing deduction benefit in 2005 and 2006 is a new benefit on U.S. manufacturing income which was provided in the AJCA. The international tax rate reductions in 2006, 2005 and 2004 were primarily the result of international restructurings.

The AJCA also created a temporary incentive for U.S. multinationals to repatriate accumulated income earned outside the U.S. The Company repatriated $120.5 and recorded an income tax charge of $4.1 in 2005. This charge is reflected in the Dividend repatriation category.

During 2005, the Company completed a favorable settlement of amended claims for the 1998-2001 tax years with the Internal Revenue Service and reduced tax contingencies based on this settlement. As a result, a one-time net benefit of approximately $11.3 was recognized and is reflected in the “tax audits and related contingencies” category.

In addition, the Company periodically reviews its potential tax liabilities and contingencies on tax years subject to tax audits. Based upon those reviews, the Company determined that adjustments to tax expense were necessary. The net benefit/(cost) of approximately $8.8, $(3.7) and $4.6 are reflected in “tax audits and related contingencies” for years ending December 31, 2006, 2005 and 2004, respectively.

Undistributed earnings of the Company’s foreign subsidiaries amounted to approximately $301.0 at December 31, 2006. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to various foreign countries. The Company may periodically make distributions from its foreign subsidiaries to its U.S. parent. These distributions will only be made at such time that they are deemed to be tax efficient. The Company does not anticipate any significant increase to its U.S. tax liability above that which has been previously recorded.

Deferred income tax provisions reflect the effect of temporary differences between consolidated financial statement and tax reporting of income and expense items. The net deferred tax assets/liabilities at December 31, 2006 and 2005, respectively, result from the following temporary differences:

	2006	2005
Deferred tax assets:
Inventories	$37.4	$34.5
Net operating loss carry forwards	19.5	17.7
Post-retirement benefits and employee benefits	23.9	24.0
Amortization	15.4	14.3
Pension benefits	10.8	—
Other	13.0	9.2

Total deferred tax assets	120.0	99.7

Deferred tax liabilities:
Property, plant and equipment	(80.2)	(95.3)
Pension benefits	—	(6.3)

Total deferred tax liabilities	(80.2)	(101.6)

Net deferred tax assets (liabilities)	$39.8	$(1.9)

The net operating loss carryforwards relate to foreign operations. As of December 31, 2006, $11.4 of these deferred tax assets expire in 2012 and the remainder of these assets have no expiration. The Company believes it will have sufficient taxable income to fully utilize the carryforwards prior to expiration.

Deferred tax assets and liabilities in the preceding table, netted by taxing jurisdiction, are included in the following captions in the Consolidated Balance Sheets at December 31, 2006 and 2005:

	2006	2005
Deferred tax assets	$49.6	$48.4
Other assets	43.1	31.7
Other accrued expenses	(4.8)	(1.8)
Deferred tax liabilities	(48.1)	(80.2)

Net deferred tax assets (liabilities)	$39.8	$(1.9)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 11: CONTINGENT LIABILITIES AND COMMITMENTS

The Company is involved in legal proceedings generally incidental to its business, as described below:

Insurance and Other Contingent Liabilities and Commitments

The Company is a defendant in several lawsuits and claims related to the normal conduct of its business, including lawsuits and claims related to product liability and personal injury matters. The Company accrues for such liabilities when it is probable that future costs (including legal fees and expenses) will be incurred and such costs can be reasonably estimated. The Company has self-insured retention limits and has obtained insurance to provide coverage above the self-insured limits for product liability and personal injury claims, subject to certain limitations and exclusions. Reserves have been provided to cover expected payments for these self-insured amounts at December 31, 2006 and 2005.

In one group of lawsuits and claims, the Company, as well as others engaged in manufacturing and distributing similar products, is a defendant in multiple claims alleging injuries from exposure to various chemicals by a limited number of employees of one electronics manufacturer. These claims have been filed in three states. The Company has settled the claims filed by plaintiffs in one of these three states.

In another group of lawsuits and claims, the Company provided a product for use in research activities in developing various vaccines at pharmaceutical companies. The Company, together with other manufacturers and distributors offering the same product and several pharmaceutical companies, has been named as a defendant and served in 293 lawsuits, of which 36 lawsuits have been dismissed to date. Several of the outstanding suits have been stayed by various state and federal courts pending a decision on coverage available under a federal government relief program. No definite date has been set for this decision.

In all cases, the Company believes its products in question were restricted to research use and that proper information for safe use of the products was provided to the customer.

A class action complaint was filed against a subsidiary of the Company in the Montgomery County, Ohio Court of Common Pleas related to a 2003 explosion in a column at the Company’s Isotec facility in Miamisburg, Ohio. The case was separated into the following four phases: phase one – existence of liability, phase two – quantification of any compensatory damages, phase three – existence of any punitive damages and phase four – quanitification of any punitive damages. Class certification was granted to phases one, three and four, but denied to phase two. Compensatory damages for all plaintiffs must be established before the case can proceed to the punitive damages phases. The Company has accepted responsibility for phase one, existence of liability. The case is currently in the compensatory damages phase, where, because no class status exists, each plaintiff must individually establish actual damages. During the fourth quarter of 2006, trial dates for the first three groups of compensatory damage claimants were set for March and April, 2007. The Company has substantial legal defenses to the allegations, which it will vigorously assert.

The Company believes its reserves and insurance are sufficient to provide for claims outstanding at December 31, 2006. While the outcome of the current claims cannot be predicted with certainty, the possible outcome of the claims is reviewed at least quarterly and reserves adjusted as deemed appropriate based on these reviews. Based on current information available, the Company believes that the ultimate resolution of these matters will not have a material adverse effect on its consolidated financial condition, results of operations or liquidity. Future claims related to the use of these categories of products may not be covered in full by the Company’s insurance program.

The Company and one of its subsidiaries were two of numerous defendants named in a lawsuit filed by Enzo Biochem, Inc. and Enzo Life Sciences, Inc. (“Enzo”). In the lawsuit, Enzo alleged, among other things, that the various Sigma-Aldrich defendants breached two distributorship agreements, violated Section 43(a) of the Lanham Act, and were infringing upon various patents. Enzo alleged that the Sigma-Aldrich entities manufacture, use, offer for sale, sell, and market certain products that infringe upon the claims of nine U.S. patents owned by and/or licensed to Enzo. The complaint sought actual and enhanced damages but did not specify the amount sought. The litigation was settled pursuant to a Joint Stipulation and Dismissal With Prejudice, entered by the Court on September 12, 2006. All claims, counterclaims and defenses were dismissed with prejudice and each party was responsible for payment of its own costs and attorney’s fees. The settlement payment was not material to the Company’s consolidated financial statements.

At December 31, 2006, there were no other known contingent liabilities that management believes could have a material adverse effect on the Company’s consolidated financial condition or results of operations, nor were there any material commitments outside of the normal course of business. Material commitments in the normal course of business include notes payable, long-term debt, lease commitments and pension and other post-retirement benefit obligations which are disclosed in Note 6, Note 7, Note 9 and Note 14, respectively, to the consolidated financial statements for the year ended December 31, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 12: COMMON STOCK

The Company’s 2003 Long-Term Incentive Plan (2003 LTIP), permits the granting of incentive or nonqualified stock options as well as stock appreciation rights, performance shares, restricted stock and other stock-based awards. The 2003 LTIP permits the distribution of up to 11,000,000 shares of the Company’s common stock, subject to increase for any shares forfeited under the other plans after the effective date of the 2003 LTIP. Shares issued under the 2003 LTIP may be authorized and unissued shares or treasury shares. This plan permits the award of non-qualified stock options to those members of the Board of Directors who are not employees of the Company. Under this plan, a non-employee Director will receive an initial option to purchase 20,000 shares of common stock on the date of his or her initial election as a Director. Additional awards of options to purchase 10,000 shares are made to each eligible Director on the day after each annual shareholders’ meeting if the non-employee Director has served on the Board of Directors for at least six months. Under this plan, incentive stock options may only be granted to employees of the Company or its subsidiaries, and a participant may not hold incentive stock options with a fair market value, determined as of the grant date, in excess of $0.1 in the year in which they are first exercisable if this limitation is necessary to qualify the option as an incentive stock option. Incentive and nonqualified stock options may not have an option price of less than the fair market value of the shares at the date of the grant. Options generally become exercisable from three months to three years following the grant date and expire ten years after the grant date. Options granted in 2006 for 1,075,950 shares become exercisable over a three month to three year period following the grant date and expire ten years after the grant date. Including shares forfeited or swapped, 5,595,654 shares of the Company’s common stock remain to be awarded at December 31, 2006 under this plan.

The Company adopted the provisions of SFAS 123(R) on January 1, 2006 using the “modified prospective” method. As a result of using this method, the consolidated financial statements for the year ended December 31, 2006 reflect the impact of SFAS 123(R), while the consolidated financial statements of previous years presented were not restated for such impact. Had expense for the Company’s stock-based compensation awards been determined based on the grant date fair value for 2005 and 2004, consistent with the provisions of SFAS 123, the Company’s reported and pro-forma net income and net income per share for the years ended December 31, would have been as follows:

	2005	2004
Net income — as reported	$258.3	$232.9
Pro-forma stock-based compensation expense, net of tax – as if grant date fair value had been applied to all stock-based payment awards	(9.6)	(12.2)

Net income — pro-forma for stock-based compensation expense	$248.7	$220.7

Net income per share — Basic, as reported	$1.90	$1.69
Net income per share — Basic, pro-forma for stock-based compensation expense	$1.83	$1.60
Net income per share — Diluted, as reported	$1.88	$1.67
Net income per share — Diluted, pro-forma for stock-based compensation expense	$1.81	$1.58

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 12: COMMON STOCK (continued)

As of December 31, 2006, there was $13.2 of unrecognized expense related to nonvested stock-based compensation arrangements granted. This expense is expected to be recognized over a weighted average period of 1.4 years.

Stock-based compensation expense charged against income is included in selling, general and administrative expenses. The stock-based compensation expense, net of tax of $2.3, for the year ended December 31, 2006 was $11.0.

Stock Options

The Company measures the total fair value of options on the grant date using the Black-Scholes option-pricing model. The Company then recognizes each grant’s total cost over the period that the options vest based on its calculated fair value. Expected volatility is an input of the Black-Scholes option-pricing model and is based upon the historical volatility of the Company’s stock. During the year ended December 31, 2006, the Company granted a total of 1,075,950 stock options under the 2003 LTIP.

The weighted-average assumptions under the Black-Scholes option-pricing model for stock option grants are as follows:

	2006	2005	2004
Expected term (years)	6.0	6.7	6.8
Expected volatility	27.84%	28.50%	30.00%
Risk-free interest rate	5.01%	3.96%	3.91%
Dividend yield	1.22%	1.23%	1.20%

Expected term – The expected terms of the options represents the period of time between the grant date of the options and the time the options are either exercised or forfeited, including an estimate of future forfeitures for outstanding options. In accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 107, the Company has used the “simplified” method for “plain vanilla” options to estimate the expected term of options granted.

Expected volatility – The expected volatility is calculated based on an average of the historical volatility of the Company’s stock price for a period approximating the expected term.

Risk-free interest rate – The risk-free interest rates are based on the U.S. Treasury yield curve in effect at the time of grant and a maturity that approximates the expected term.

Dividend yield – The dividend yield is based on the Company’s authorized quarterly dividend, approved by the Board of Directors during the respective periods noted above, and the Company’s expectation for dividend yields over the expected term.

The following table presents activity for the Company’s stock option plans, including the 2003 LTIP, the Stock Option Plan of 2000, the 1998 Directors’ Non-Qualified Share Option Plan, the Share Option Plan of 1995 and the Stock Option Plan of 1987. A summary of the combined stock option activity and other data for the Company’s stock option plans for the year ended December 31, 2006 is as follows:

	Number of Stock Options	Wtd. Avg. Exercise Price Per Share	Wtd. Avg. Remaining Contractual Life	Aggregate Intrinsic Value
Stock Options outstanding, January 1, 2006	8,241,628	$24.21	—	—
Granted	1,075,950	34.20	—	—
Exercised	(1,486,662)	21.88	—	—
Forfeited	(103,776)	28.26	—	—

Stock Options outstanding, December 31, 2006	7,727,140	$25.99	77.10 months	$99.4
Stock Options exercisable at December 31, 2006	5,681,177	$24.18	67.50 months	$83.4

The aggregate intrinsic value of options exercised during the year ended December 31, 2006, 2005 and 2004 was $20.2, $12.2 and $12.7, respectively. The weighted average grant date fair value of options granted during the year ended December 31, 2006, 2005 and 2004 was $11.25, $9.47 and $9.74, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 12: COMMON STOCK (continued)

Performance Units

In the first quarter of 2006, 174,480 Performance Units were awarded to employees. The Performance Units vest over a three-year performance period beginning January 1, 2006 and ending December 31, 2008. The actual Performance Units awarded will be determined at the end of the performance period with possible payouts ranging from 0% to 150% of the target amount based upon the achievement of specified performance criteria. One-half of the awards issued will be based upon the Company’s three-year average return on equity ratio calculation and one-half of the awards will be based upon the Company’s three-year average sales growth (adjusted for currency, but including acquisitions). Each Performance Unit paid will include one-half share of the Company’s common stock and the cash equivalent of one-half share of the Company’s common stock, except that the Company will direct that any fractional shares of stock be paid in cash. The value of the equity portion of a Performance Unit is equivalent to the closing market price of the Company’s stock on the grant date. The Company will expense the expected cost over the three-year vesting period. The remaining half of the Performance Unit, to be paid in cash, is valued at the closing market price of the Company’s stock at each quarter-end and ratably expensed during the remaining performance period. Therefore, the related stock-based compensation expense will fluctuate with the value of the Company’s stock. The expense for the entire number of Performance Units awarded is dependant upon the probability of achieving the specific financial targets and is recorded ratably over the three-year vesting period.

A summary of the Company’s nonvested Performance Units as of December 31, 2006, and changes during the year then ended, is reflected in the table below. The Weighted Average Grant Date Fair Value includes both the fair value at grant date for the equity portion of the Performance Unit and the fair value of the cash portion of the Performance Unit.

	Number of Stock Options	Wtd. Avg. Grant Date Fair Value
Nonvested Performance Units outstanding, January 1, 2006	—	$—
Granted	174,480	31.65
Forfeited	(8,000)	33.26

Nonvested Performance Units outstanding, December 31, 2006	166,480	35.25

Stock Awards

On January 1, 2006, each non-employee Director received 1,200 shares of Company stock in lieu of an increase in Director fees. The stock award was expensed in the first quarter of 2006 based on the fair value of the Company’s common stock at December 31, 2005.

On January 2, 2007, each non-employee Director received an additional 1,200 shares of Company stock in lieu of an increase in Director fees. The stock award will be expensed in the first quarter of 2007 based on the fair market value of the Company’s common stock at December 31, 2006.

Restricted Common Stock

The Company has outstanding one common share purchase right (a “Right”) for each outstanding share of common stock of the Company. Generally, if any person or group acquires 15% or more of the Company’s outstanding voting stock without prior written consent of the Company’s Board of Directors, these Rights become exercisable.

A grant of 51,800 shares of restricted common stock was awarded on February 10, 2004 with a market value on that date of $1.5. The market value of the restricted stock at the date of grant was charged to expense over the 2 year vesting period. This expense was $0.8 and $0.7 in 2005 and 2004, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 13: COMPANY OPERATIONS BY BUSINESS UNIT

In 2006, the Company was organized into four business units featuring the Research units of Essentials, Specialties and Biotechnology and the Fine Chemicals unit, SAFC, to better align the Company with the customers it serves. Prior to 2006, the Company consisted of three business units: Scientific Research, Biotechnology (collectively “Research Chemicals”) and SAFC. In both cases, the business unit structure is the Company’s approach to serving customers and reporting sales rather than any internal division used to allocate resources. Accordingly, as it would provide minimal value, the Company did not restate sales prior to 2005 into the new four business unit structure. Net sales for the Company’s Research Chemicals and SAFC business units are as follows:

	2006	2005	2004
Research Essentials	$355.3	$341.0	n/a
Research Specialties	669.7	626.2	n/a
Research Biotech	276.8	262.0	n/a

Research Chemicals	1,301.8	1,229.2	$1,146.1
SAFC	495.7	437.3	263.1

Total	$1,797.5	$1,666.5	$1,409.2

The Company’s Chief Operating Decision Maker and Board of Directors review profit and loss information on a consolidated basis to assess performance, make overall operating decisions and make resource allocations. The Company’s business units are closely interrelated in their activities and share services such as order entry, billing, technical services, Internet, purchasing and inventory control and share production and distribution facilities. As a result, it is impractical and provides no value to allocate costs of these services to the business units. Additionally, the Company’s Chief Operating Decision Maker, Chief Financial Officer and Business Unit Presidents participate in compensation programs which reward performance based upon consolidated Company results for sales growth, operating income growth, return on equity and return on assets. Certain Business Unit Presidents also have a modest component of their compensation program based on their respective business unit sales growth in addition to consolidated sales growth. Based on these factors, the Company concludes that it operates in one segment.

Sales are attributed to countries based upon the location of product shipped. The United States sales to unaffiliated customers presented in the summary below include sales to international markets as follows:

Year	Amount	Year	Amount	Year	Amount
2006	$35.0	2005	$31.2	2004	$26.7

Geographic financial information is as follows:

	2006	2005	2004
Net sales to unaffiliated customers:
United States	$715.4	$681.8	$565.3
United Kingdom	187.6	184.6	123.6
Other International	894.5	800.1	720.3

Total	$1,797.5	$1,666.5	$1,409.2

Long-lived assets at December 31:
United States	$433.1	$469.0	$402.0
International	257.9	217.7	241.8

Total	$691.0	$686.7	$643.8

NOTE 14: PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

The Company maintains several retirement plans covering substantially all U.S. employees and employees of certain international subsidiaries. Pension benefits are generally based on years of service and compensation. The Company also maintains post-retirement medical benefit plans covering some of its U.S. employees. Benefits are subject to deductibles, co-payment provisions and coordination with benefits available under Medicare. The Company has made a determination regarding the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) that the prescription drug benefits it provides will be actuarially equivalent to the benefits provided under the Act. This determination was based on an analysis of the benefits and participant contributions for a particular participant group and comparing them to the benefits and contributions for the Medicare Part D standard benefit package. Retiree groups were assumed to be actuarially equivalent where the actuarial net value of the benefit/contribution package was greater than the Medicare Part D standard benefit package. The estimated benefit of the subsidy resulting from the Act has been incorporated as an actuarial gain into the measurement of the Plan obligation as of the November 30, 2005 measurement date and was updated as of the November 30, 2006 measurement date to reflect final regulatory guidance. The Company’s post-retirement benefit expense was reduced by $1.4 and $2.0 in the years 2006 and 2005, respectively, as a result of the Act. The Company may amend any of the plans periodically to reflect legislative or other benefit changes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 14: PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS (continued)

The following chart summarizes the Consolidated Balance Sheet impact, as well as the benefit obligations, assets and funded status of the pension and post-retirement medical benefit plans:

	Pension Plans				Post-Retirement Medical Benefit Plans
	United States		International
	2006	2005	2006	2005	2006	2005
Reconciliation of funded status of the plans and the amounts included in the Company’s Consolidated Balance Sheets at December 31:
Change in benefit obligations
Beginning obligations	$89.7	$79.0	$135.9	$125.8	$41.0	$53.8
Service cost	5.1	4.6	7.4	6.6	1.1	1.0
Interest cost	4.9	4.6	5.6	5.5	2.1	2.1
Plan participant contributions	—	—	2.2	2.1	0.4	0.3
Plan amendments	(.1)	—	—	—	(6.8)	(4.9)
Benefits and expenses paid	(6.0)	(4.4)	(2.3)	(3.6)	(2.6)	(2.6)
Net transfer in	—	—	4.3	4.6	—	—
Actuarial loss (gain)	2.2	5.9	5.8	11.7	5.4	(8.7)
Exchange rate changes	—	—	14.3	(16.8)	—	—

Ending obligations	$95.8	$89.7	$173.2	$135.9	$40.6	$41.0

Changes in plans assets
Beginning fair value	$85.2	$79.7	$116.2	$103.9	$—	$—
Actual return on plan assets	12.0	7.3	10.6	11.3	—	—
Employer contributions	2.5	2.6	3.9	16.9	2.2	2.3
Plan participant contributions	—	—	2.2	2.1	0.4	0.3
Benefits and expenses paid	(6.0)	(4.4)	(2.3)	(3.6)	(2.6)	(2.6)
Acquisitions	—	—	2.9	—	—	—
Exchange rate changes	—	—	12.1	(14.4)	—	—

Ending fair value	$93.7	$85.2	$145.6	$116.2	$—	$—

Reconciliation of funded status
Funded status	$(2.1)	$(4.5)	$(27.6)	$(19.7)	$(40.6)	$(41.0)
Contributions and distributions made by Company from measurement date to fiscal year end	—	—	0.3	0.3	0.1	0.2
Unrecognized net actuarial losses (gains)	n/a	29.1	n/a	26.4	n/a	(9.0)
Unrecognized prior service cost	n/a	2.9	n/a	1.6	n/a	(4.5)
Additional liability	n/a	—	n/a	—	n/a	—

Net Consolidated Balance Sheet asset/(liability)	$(2.1)	$27.5	$(27.3)	$8.6	$(40.5)	$(54.3)

Amounts recognized in the Consolidated Balance Sheets:
For years prior to adoption of the funded status provisions of SFAS 158
Prepaid benefit cost	n/a	$27.5	n/a	$15.2	n/a	$—
Accrued benefit liability	n/a	—	n/a	(7.7)	n/a	(54.3)
Intangible asset	n/a	—	n/a	0.6	n/a	—
Accumulated other comprehensive income	n/a	—	n/a	0.5	n/a	—

Net amount recognized at year end	n/a	$27.5	n/a	$8.6	n/a	$(54.3)

Amounts recognized in the Consolidated Balance Sheets:
For years after adoption of the funded status provisions of SFAS 158
Noncurrent assets	$—	n/a	$—	n/a	$—	n/a
Current liabilities	—	n/a	(0.2)	n/a	(2.0)	n/a
Noncurrent liabilities	(2.1)	n/a	(27.1)	n/a	(38.5)	n/a

Net amount recognized	$(2.1)	n/a	$(27.3)	n/a	$(40.5)	n/a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 14: PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS (continued)

	Pension Plans				Post-Retirement Medical Benefit Plans
	United States		International
	2006	2005	2006	2005	2006	2005
Amounts recognized in accumulated other comprehensive income consist of:
Initial net (obligation)	$—	n/a	$(0.3)	n/a	$—	n/a
Prior service (cost) credit	(2.3)	n/a	(1.5)	n/a	10.6	n/a
Net (loss) gain	(24.7)	n/a	(29.7)	n/a	3.1	n/a

Accumulated other comprehensive (loss) income	$(27.0)	n/a	$(31.5)	n/a	$13.7	n/a

Changes recognized in other comprehensive income
Changes due to minimum liability and intangible asset recognition prior to adoption of SFAS 158
Decrease in additional minimum liability	—	n/a	$(0.1)	n/a	—	n/a
Decrease in intangible asset	—	n/a	0.4	n/a	—	n/a
Other comprehensive loss	—	n/a	0.3	n/a	—	n/a

Increase in accumulated other comprehensive (loss) income, (before taxes), to reflect the adoption of SFAS 158	$(27.0)	n/a	$(30.7)	n/a	$13.7	n/a

Estimated amounts that will be amortized from accumulated other comprehensive income over the next fiscal year
Initial net (obligation)	—	n/a	—	n/a	—	n/a
Prior service (cost) credit	$(0.4)	n/a	$(0.3)	n/a	$1.0	n/a
Net (loss) gain	(1.0)	n/a	(1.2)	n/a	—	n/a

Total estimated amortization	$(1.4)	n/a	$(1.5)	n/a	$1.0	n/a

The components of the net periodic benefit costs are as follows:

	Pension Plans						Post-Retirement Medical Benefit Plans
	United States			International
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Service cost	$5.1	$4.6	$3.9	$7.4	$6.6	$5.4	$1.1	$1.0	$2.0
Interest cost	4.9	4.6	4.0	5.6	5.5	5.2	2.1	2.1	3.2
Expected return on plan assets	(6.8)	(6.4)	(6.2)	(6.9)	(5.4)	(5.7)	—	—	—
Amortization	1.9	1.8	1.4	1.5	1.0	1.0	(1.2)	(0.9)	—

Net periodic benefit cost	$5.1	$4.6	$3.1	$7.6	$7.7	$5.9	$2.0	$2.2	$5.2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 14: PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS (continued)

The rate assumptions associated with the pension and post-retirement medical benefit plans to determine benefit obligations and additional year-end information are as follows:

	Pension Plans				Post-Retirement Medical Benefit Plans
	United States		International
	2006	2005	2006	2005	2006	2005
Assumptions to determine benefit obligations
Discount rate	5.55%	5.65%	3.60%	3.90%	5.55%	5.65%
Compensation rate increase	3.25%	3.25%	3.31%	3.50%	n/a	n/a
Measurement date	Nov-30	Nov-30	Nov-30	Nov-30	Nov-30	Nov-30
Additional year-end information
Accumulated benefit obligation	$84.6	$79.2	$143.7	$114.8	n/a	n/a
Plans with accumulated benefit obligations in excess of plan assets:
Projected benefit obligation	$—	$—	$18.3	$9.3	n/a	n/a
Accumulated benefit obligation	—	—	14.8	7.7	n/a	n/a
Fair value of plan assets	—	—	3.8	—	n/a	n/a
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligation	$95.8	$89.7	$173.2	$135.9	$40.6	$41.0
Fair value of plan assets	93.7	85.2	145.6	116.2	—	—

The rate assumptions associated with the pension and post-retirement medical benefit plans to determine periodic pension costs are as follows:

	Pension Plans						Post-Retirement Medical Benefit Plans
	United States			International
	2006	2005	2004	2006	2005	2004	2006		2005	2004
Discount rate	5.65%	6.00%	6.00%	3.88%	4.31%	4.80%	5.65/6.15	%(1)	6.00%	6.00%
Expected rate of return on plan assets	8.25%	8.25%	8.25%	5.46%	5.22%	6.30%	n/a		n/a	n/a
Compensation rate increase	3.25%	3.50%	3.50%	3.48%	3.48%	3.70%	n/a		n/a	n/a

(1)	Due to plan changes, the Post-Retirement Medical Plan expense was remeasured at May 31, 2006, using a discount rate of 6.15%.

The Company uses an externally provided pension discount yield curve based on corporate bonds where the time to maturity matches the expected cash flows of the Company’s benefit payments.

The expected employer contributions and benefit payments are shown in the following table for the pension and post-retirement medical benefit plans:

Cash Flows	Year Ending	Pension Plans		Post-Retirement Medical Benefit Plans(2)	Expected Medicare Subsidy Receipts
		United States	International
Expected employer contributions	2007	$3.4	$4.1	$2.0	$—
Expected benefit payments for fiscal year ending	2007	8.0	4.1	2.0	0.2
	2008	5.2	4.4	2.1	0.3
	2009	6.4	4.6	2.2	0.4
	2010	6.2	4.7	2.4	0.4
	2011	5.8	5.2	2.5	0.5
	Next 5 years	43.6	32.0	14.4	3.4

(2)	Expected Post-Retirement Medical Benefit Plans payments are shown net of the expected Medicare subsidy receipts.

The Pension Protection Act of 2006 (“PPA”) was effective on August 17, 2006. While the PPA will have some effect on specific plan provisions in our United States retirement program, its primary effect will be to change the minimum funding requirements for plan years beginning in 2008. Until relevant regulations are issued, the financial effect is uncertain. However, the changes in the timing and amount of our required contributions are not expected to be materially different than our current projections.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 14: PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS (continued)

Pension Plans

The Company has consistently used the Moody’s Aa broad based bond index as a proxy for the rate at which its post-retirement benefit obligations could be effectively settled. The Company selects the expected long-term rate of return on assets in consultation with the Plans’ investment advisors and actuary. This rate is intended to reflect the expected average rate of earnings on the funds invested or to be invested to provide plan benefits. The plans are assumed to continue in force for as long as the assets are expected to be invested. In estimating the expected long-term rate of return on assets, appropriate consideration is given to historical performance for the major asset classes held or anticipated to be held by the Plan and to current forecasts of future rates of return for those asset classes. Cash flow and expenses are taken into consideration to the extent that the expected return would be affected by them. Because assets are held in qualified trusts, expected returns are not reduced for taxes.

The assets of the pension plans are invested in institutionally acceptable investments to produce a diversified portfolio. The Company believes the investments are sufficiently diversified to maintain a reasonable level of risk without sacrificing return. Target asset allocations and weighted average asset allocations at November 30, 2006 are as follows:

	Target Allocations		Weighted Average Asset Allocations
	U.S. Plans	International Plans	U.S. Plans	International Plans
Equity Securities	70–85%	38–51%	78%	46%
Real Estate	—	6–13%	—	9%
Debt Securities	15–30%	37–59%	19%	38%
Other	0–10%	0–8%	3%	7%

The Company has engaged an Investment Manager and Trustee for the U.S. Plan that has the responsibility of selecting investment fund managers with demonstrated experience and expertise and funds with demonstrated historical performance meeting the Plan’s investment guidelines. The Investment Manager considers both actively and passively managed investment strategies and allocates funds across the asset classes to develop an efficient investment structure.

The Trustees of the International Plans have engaged reputable institutions to invest the Plan’s assets in funds with demonstrated historical performance and manage the Plan’s assets in accordance with investment guidelines developed by the Trustees.

Post-Retirement Medical Benefit Plans

The Company has consistently used the Moody’s Aa broad based bond index as a proxy for the rate at which its post-retirement benefit obligations could be effectively settled. Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement medical benefit plans. Medical costs were assumed to increase at an annual rate of 12.0% in 2006, decreasing ratably to a growth rate of 5.0% in 2014 and remaining at 5.0% per year thereafter. The effects of a one-percentage point decrease in the assumed health care cost trend rates on the aggregate service and interest cost components and on the post-retirement benefit obligations are decreases of $0.1 and $1.2, respectively. The effects of a one-percentage point increase on the aggregate service and interest cost components and on the post-retirement benefit obligations are increases of $0.1 and $1.2, respectively. Benefits are funded as claims are paid.

401(k) Retirement Savings Plan

The Company’s 401(k) retirement savings plan provides retirement benefits to eligible U.S. employees in addition to those provided by the pension plan. The plan permits participants to voluntarily defer a portion of their compensation, subject to Internal Revenue Code limitations. The Company also contributes a fixed amount per year to the account of each eligible employee plus a percentage of the employee’s salary deferral. The Company’s policy is to fully fund this plan. The cost for this plan was $7.7, $7.1 and $6.1 for the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE 15: EARNINGS PER SHARE

A reconciliation of basic and diluted earnings per share, together with the related shares outstanding for the years ended December 31 are as follows:

	2006	2005	2004
Net income available to common shareholders	$276.8	$258.3	$232.9

Weighted average shares (in millions)
Basic shares	132.9	135.8	138.0
Effect of dilutive securities — options outstanding	2.0	1.7	1.5

Diluted shares	134.9	137.5	139.5

Net income per share — Basic	$2.08	$1.90	$1.69

Net income per share — Diluted	$2.05	$1.88	$1.67

NOTE 16: SHARE REPURCHASES

At December 31, 2006 and December 31, 2005, the Company had repurchased a total of 80.0 million shares and 76.0 million shares, respectively. During 2006, the Company was authorized to increase its share repurchase program from 80.0 million to 90.0 million shares. There were 132.0 million shares outstanding as of December 31, 2006. The Company expects to acquire the remaining 10.0 million authorized shares, however, the timing of the repurchases and number of shares repurchased, if any, will depend upon market conditions and other factors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 17: ACCUMULATED OTHER COMPREHENSIVE INCOME

Components of accumulated other comprehensive income, net of tax are as follows:

	Foreign Currency Translation Adjustment	Unrealized Gain on Securities	Pension and Post-Retirement Benefit Plans	Accumulated Other Comprehensive Income
Balance, December 31, 2003	$71.9	$—	$(5.8)	$66.1
Current period change	57.8	—	(0.1)	57.7

Balance, December 31, 2004	129.7	—	(5.9)	123.8
Current period change	(96.6)	0.7	5.5	(90.4)

Balance, December 31, 2005	33.1	0.7	(0.4)	33.4
Current period change	75.6	3.4	(31.7)	47.3

Balance, December 31, 2006	$108.7	$4.1	$(32.1)	$80.7

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in the Securities Exchange Act Rule 13a-15 (f)). Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control-Integrated Framework. Our management has concluded that, as of December 31, 2006, our internal control over financial reporting is effective based on these criteria. Our independent registered public accounting firm, KPMG LLP, has issued an audit report on our assessment of our internal control over financial reporting, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Sigma-Aldrich Corporation:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting on page 47, that Sigma-Aldrich Corporation (the Company) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sigma-Aldrich Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in the Internal Control-Integrated Framework issued by COSO. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in the Internal Control-Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the PCAOB (United States), the consolidated balance sheets of Sigma-Aldrich Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 26, 2007 expressed an unqualified opinion on those consolidated financial statements.

St. Louis, Missouri

February 26, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Sigma-Aldrich Corporation:

We have audited the accompanying Consolidated Balance Sheets of Sigma-Aldrich Corporation and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sigma-Aldrich Corporation and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the recognition and disclosure provisions as required by Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” as of December 31, 2006.

As discussed in Note 12 to the consolidated financial statements, effective January 1, 2006 the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment.”

We also have audited, in accordance with the standards of the PCAOB (United States), the effectiveness of Sigma-Aldrich Corporation’s internal control over financial reporting as of December 31, 2006, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

St. Louis, Missouri

February 26, 2007