Form 10-K, Exhibit 13
period 2007-12-31
SIGMA ALDRICH CORP
filed 2008-02-26
CIK 90185

Exhibit 13

SELECTED FINANCIAL DATA

(Unaudited)

Common Stock Data (per share):

	2007 Price Range		2006 Price Range		Dividends
	High	Low	High	Low	2007	2006
First Quarter	$42.67	$37.77	$33.22	$31.27	$0.115	$0.105
Second Quarter	43.54	41.12	36.50	32.54	0.115	0.105
Third Quarter	49.49	42.67	38.15	33.38	0.115	0.105
Fourth Quarter	55.87	48.20	39.68	34.09	0.115	0.105

The Company’s common stock is traded in the National Association of Securities Dealers Automated Quotation System (“NASDAQ”) Global Select Market. The trading symbol is SIAL.

Options in the Company’s common stock are traded on the Chicago Board Options Exchange. On January 31, 2008, there were 819 record holders of the Company’s common stock.

See Management’s Discussion and Analysis related to items affecting the comparability of results and accounting changes for the financial data presented below.

Annual Financial Data (in millions, except per share data):

	2007	2006	2005	2004	2003
Net sales	$2,038.7	$1,797.5	$1,666.5	$1,409.2	$1,298.1
Net income from continuing operations	311.1	276.8	258.3	232.9	190.4
Per share:
Net income from continuing operations — Basic	2.38	2.08	1.90	1.69	1.35
Net income from continuing operations — Diluted	2.34	2.05	1.88	1.67	1.34
Dividends	0.46	0.42	0.38	0.34	0.25
Total assets	2,629.1	2,334.3	2,131.3	1,745.0	1,548.2
Long-term debt	207.0	337.9	283.2	177.1	176.3

Quarterly Financial Data (in millions, except per share data):

	2007 Quarter Ended
	March 31	June 30	Sept. 30	Dec. 31
Net sales	$495.9	$507.5	$503.2	$532.1
Gross profit	254.4	260.5	255.9	265.2
Net income	74.9	79.7	71.6	84.9
Net income per share — Basic	0.57	0.61	0.55	0.66
Net income per share — Diluted	0.56	0.60	0.54	0.64

	2006 Quarter Ended
	March 31	June 30	Sept. 30	Dec. 31
Net sales	$443.1	$448.5	$441.4	$464.5
Gross profit	228.8	234.5	222.7	234.2
Net income	66.5	70.3	68.4	71.6
Net income per share — Basic	0.50	0.53	0.52	0.54
Net income per share — Diluted	0.49	0.52	0.51	0.53

All per share and common stock information presented above prior to 2007 has been retroactively adjusted to reflect the December 2006 common stock split.

19

Sigma-Aldrich

2007 FINANCIAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

INTRODUCTION

Sigma-Aldrich Corporation (“the Company”) is a leading Life Science and High Technology company. The Company develops, manufactures, purchases and distributes the broadest range of high quality biochemicals and organic chemicals available throughout the world. These chemical products and kits are used in scientific and genomic research, biotechnology, pharmaceutical development, the diagnosis of disease and as key components in pharmaceutical and other high technology manufacturing. The Company operates in 36 countries, manufacturing 46,000 of the 100,000 chemical products it offers. The Company also offers 30,000 equipment products. The Company sells into nearly 160 countries, servicing over 80,000 accounts representing over one million individual customers.

In 2006, the Company was organized into four business units featuring the Research units of Essentials, Specialties and Biotech and the Fine Chemicals unit, SAFC, to better align the Company with the customers it serves. The units are closely interrelated in their activities and share services such as order entry, billing, tech services, Internet, purchasing and inventory control and share production and distribution facilities. Additionally, these units are supported by centralized functional areas such as finance, human resources, quality, safety and compliance and information technology.

Research Essentials, representing approximately 19% of sales, provides customized, innovative solutions for our economic buyers. Research Specialties, representing approximately 37% of sales, facilitates accelerated research by lab scientists through information and innovation in services and new products. Research Biotechnology, representing approximately 15% of sales, provides innovative first-to-market products and technologies for the Life Science researcher. SAFC, representing approximately 29% of sales, drives commercial project managers’ success through rapid delivery of custom projects.

The Company has a broad customer base of commercial laboratories, pharmaceutical companies, industrial companies, universities, diagnostics companies, biotechnology companies, electronics companies, hospitals, governmental institutions and non-profit organizations located in the United States and internationally, and would not be significantly impacted by the loss of any one customer. However, economic conditions and government research funding in the United States and internationally do impact demand from our customers. In 2007, we estimate that market growth in the research markets served by the Company was about 3–4% and market growth in the fine chemicals market about 2–3%.

The Company expects organic sales growth for 2008 of approximately 7%, benefiting from close alignment with our customers, enhanced Internet capabilities, expansion in fast growing world economies and ongoing commitments to process improvements. Ongoing efforts to identify and pursue additional desirable acquisition candidates may further enhance the Company’s organic sales growth.

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

	Net Income
Years Ended December 31	2007	2006	2005
Net income before certain other items	$311.1	$278.9	$252.2

Tax claim settlement benefit	—	—	11.3
Inventory purchase accounting charge	—	(2.1)	(10.7)
Tax charge for repatriation of accumulated foreign earnings under the American Jobs Creation Act of 2004	—	—	(4.1)
Pro-forma stock-based compensation expense	—	—	9.6

Total	—	(2.1)	6.1

Reported net income	$311.1	$276.8	$258.3

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

COMPARABILITY (continued)

	Net Income Per Share — Basic
	2007	2006	2005
Net income before certain other items	$2.38	$2.10	$1.86

Tax claim settlement benefit	—	—	0.08
Inventory purchase accounting charge	—	(0.02)	(0.08)
Tax charge for repatriation of accumulated foreign earnings under the American Jobs Creation Act of 2004	—	—	(0.03)
Pro-forma stock-based compensation expense	—	—	0.07

Total	—	(0.02)	0.04

Reported net income	$2.38	$2.08	$1.90

	Net Income Per Share — Diluted
	2007	2006	2005
Net income before certain other items	$2.34	$2.07	$1.84

Tax claim settlement benefit	—	—	0.08
Inventory purchase accounting charge	—	(0.02)	(0.08)
Tax charge for repatriation of accumulated foreign earnings under the American Jobs Creation Act of 2004	—	—	(0.03)
Pro-forma stock-based compensation expense	—	—	0.07

Total	—	(0.02)	0.04

Reported net income	$2.34	$2.05	$1.88

The per share information presented above has been adjusted to reflect the Company’s December 2006 common stock split.

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

With over 60% of sales denominated in currencies other than the U.S. dollar, management uses currency adjusted growth, and believes it is useful to investors, to judge the Company’s controllable, local currency performance. Organic sales growth data presented herein excludes currency, and where indicated, acquisition impacts. While we are able to report currency impacts after the fact, we are unable to estimate changes that may occur later in 2008 to applicable exchange rates and are thus unable to reconcile the projected non-GAAP, currency adjusted internal growth rates to reported GAAP growth rates for the year 2008 as required by Regulation G adopted by the Securities and Exchange Commission. Any significant changes in currency exchange rates would likely have a significant impact on our reported growth rates due to the volume of our sales denominated in foreign currencies.

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

HIGHLIGHTS

Reported sales increased 13.4% to $2,038.7 in 2007 from $1,797.5 in 2006. Organic sales growth, excluding currency impacts and the contribution from the acquisition of Epichem, Ltd. (Epichem), was 6.5% in 2007. The impact of changes in currency rates increased otherwise reportable sales growth by 4.8%. The acquisition of Epichem in February 2007 added 2.1% to sales growth.

Reported net income in 2007 increased 12.4% to $311.1 from $276.8 in 2006. The increase in net income in 2007 resulted from organic sales growth in each of the Company’s four business units, lower selling, general and administrative expense levels and lower net interest costs. A higher effective tax rate partially offset net income improvement.

Reported sales increased 7.9% to $1,797.5 in 2006 from $1,666.5 in 2005. Organic growth, including integrated acquisitions, provided 6.4 percentage points of growth. The February 2005 acquisition of the JRH Biosciences division (JRH) of CSL Limited’s industrial cell culture business added 1.1 percentage points of sales growth. Changes in currency rates contributed 0.4 percentage points of benefit to the sales increase.

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

Diluted earnings per share in 2007 increased 14.1% to $2.34 from $2.05 in 2006. The increase in diluted earnings per share resulted from items previously identified in the discussion of net income, with additional benefits from share repurchase activity.

Diluted earnings per share in 2006 increased 9.0% to $2.05 from $1.88 in 2005. Diluted earnings per share was impacted by a $0.02 charge for inventory purchase accounting. Diluted earnings per share before certain other items increased 12.5% to $2.07 from $1.84, adjusting 2005 for the impact of SFAS 123(R), as if it had been implemented during that period, and other recorded items. The significant components of the increase were previously identified in the discussion of net income.

ITEMS AFFECTING COMPARABILITY OF RESULTS

•	During 2007, the Company acquired two businesses with an aggregate annual sales benefit of approximately $52.0.

•

In November 2006, the Board of Directors authorized a two-for-one stock split effected in the form of a 100 percent stock dividend to shareholders of record on December 15, 2006. Shareholders of record received an additional share on January 2, 2007 for each share they owned. The par value of the Company’s common stock remains $1.00 per share. The stock split is reflected in the Consolidated Statements of Stockholders’ Equity as a reclassification from Retained Earnings to Common Stock. Except as otherwise noted, all share and per share information presented prior to 2007 herein has been retroactively adjusted to reflect the common stock split.

•

The Company adopted the provisions of SFAS 123(R), as required, on January 1, 2006. As a result, selling, general and administrative expenses include stock-based compensation of $19.0 and $13.3 in 2007 and 2006, respectively. Stock-based compensation expense is not reflected in the consolidated financial statements for years prior to 2006.

•	During 2006, the Company acquired four businesses with an aggregate annual sales benefit of approximately $25.0.

•	On April 1, 2005, the Company purchased the Proligo Group (Proligo).

•	On February 28, 2005, the Company purchased JRH Biosciences division from CSL Limited.

•	At December 31, 2007, 2006, and 2005, the Company had repurchased 84.0 million, 80.0 million and 76.0 million of its outstanding shares, respectively.

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

In accordance with U.S. generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over future periods and therefore, generally affect the recognized expense and recorded obligation in such future periods. While the Company believes that the assumptions are appropriate, significant differences in actual experience or significant changes in the assumptions may materially affect the Company’s pension and other post-retirement benefit obligations and the Company’s future expense. A 1% increase in the discount rate assumption would have reduced the net periodic benefit cost by $0.7 for the U.S. plans and $4.1 for the International plans. A 1% reduction in the discount rate assumption would have increased the net periodic benefit cost by $0.7 for the U.S. plans and $5.5 for the International plans. A 1% change in the expected return on plan assets would have an impact on the Company’s pension expense of $2.4 for the Company’s plans.

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

Taxes

The Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. The Company regularly reviews its potential tax liabilities for tax years subject to audit. Changes in the Company’s tax provision and liability occurred in 2007, 2006 and 2005 and may occur in the future as its assessments change based on the progress of tax examinations in various jurisdictions and/or changes in worldwide tax regulations. In management’s opinion, adequate provisions for income taxes have been made for all years presented.

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

OPERATING RESULTS

Sales

(millions of dollars)

In 2006, the Company was organized into four business units featuring the Research units of Essentials, Specialties and Biotech and the Fine Chemicals unit, SAFC, to better align the Company with the customers it serves. Prior to 2006, the Company consisted of three business units: Scientific Research, Biotechnology (collectively “Research Chemicals”) and SAFC. In both cases, the business unit structure is the Company's approach to serving customers and reporting sales rather than an internal division used to allocate resources. Accordingly, as it would provide minimal value, the Company did not restate sales prior to 2005 into the new four business unit structure. As a result, sales growth rates in 2005 are presented for total Research Chemicals only and SAFC.

Sales increased 13.4%, 7.9%, and 18.3% in 2007, 2006 and 2005, respectively. Sales increases were primarily attributable to improved unit volume growth, price increases, acquisitions and currency benefits. The Company’s pricing strategy has remained constant and price increases in 2007 provided similar contributions to those realized in prior periods. New product sales, while not material in the year introduced, do contribute to sales growth in subsequent years. The effect of translating foreign currency sales into U.S. dollars increased the 2007, 2006 and 2005 sales growth by 4.8%, 0.4% and 0.7%, respectively. With over 60% of sales denominated in currencies other than the U.S. dollar, the Company uses currency adjusted growth, and believes it is useful to investors, to judge the Company's controllable, local currency performance. The Company does not, and does not suggest investors should, consider such non-GAAP financial measures in isolation from, or as a substitute for, GAAP financial information.

Reported sales growth, currency benefits, sales increases from the acquisitions of JRH's industrial cell culture business and Epichem and the adjusted sales changes are as follows:

	Year Ended December 31, 2007
	Reported	Currency Benefit	Acquisition	Adjusted
Research Essentials	9.2%	4.6%	—%	4.6%
Research Specialties	13.6%	5.3%	—%	8.3%
Research Biotech	8.1%	4.4%	—%	3.7%
Research Chemicals	11.2%	4.9%	—%	6.3%
SAFC	19.1%	4.4%	7.6%	7.1%
Total	13.4%	4.8%	2.1%	6.5%

	Year Ended December 31, 2006
	Reported	Currency Benefit	Acquisition	Adjusted
Research Essentials	4.2%	0.4%	—%	3.8%
Research Specialties	6.9%	0.4%	—%	6.5%
Research Biotech	5.6%	—%	—%	5.6%
Research Chemicals	5.9%	0.3%	—%	5.6%
SAFC	13.4%	0.7%	4.3%	8.4%
Total	7.9%	0.4%	1.1%	6.4%

	Year Ended December 31, 2005
	Reported	Currency Benefit	Acquisition	Adjusted
Research Chemicals	7.3%	0.8%	—%	6.5%
SAFC	66.2%	0.6%	50.4%	15.2%
Total	18.3%	0.7%	9.4%	8.2%

Currency and acquisition adjusted sales growth in Research Essentials, Research Specialties, Research Biotech and SAFC for 2007 was 4.6%, 8.3%, 3.7% and 7.1%, respectively. Research Essentials’ sales growth was due to strong demand in all customer segments and all geographies, with particularly strong growth in the industrial and pharmaceutical customer segments and the cell culture and lab essentials product initiatives. Research Specialties delivered sales growth that beat long-term expectations fueled by increased sales to pharmaceutical and academic accounts in Europe, the U.S. and CAPLA (Canada, Asia Pacific and Latin America). Better product availability from intentional inventory increases and new supplier relationships in CAPLA markets continued to fuel double-digit organic growth in CAPLA. Customer-centric marketing programs aimed at serving pharmaceutical customers and their contract research organizations wherever located around the globe continued to gain traction. Research Biotech growth was driven by strong spending by academic customers in Europe and by growth in molecular biology and peptide products in both the U.S. and Europe in the latter part of the year. 2007 growth was impacted by softness in demand for synthetic DNA products. The addition of sales specialists and ongoing expansion of product offerings through internal development and technology licenses contributed to resurgent growth during the last half of 2007. Hitech products, including sales from Epichem, helped SAFC drive double-digit growth with commercial and industrial customers in European and CAPLA markets. Strong sales to pharmaceutical customers in the U.S. also contributed to this unit’s growth. Demand for industrial cell culture products declined during the second half of 2007.

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

Our goal to accelerate growth in our non-European international markets was achieved, increasing sales in these markets to approximately 20% of total sales during 2007. Our focus countries of China, India and Brazil all achieved reported sales growth in a range from approximately 35% to 50% in 2007. Our initiative to build on our Internet superiority continued to drive sales growth. Web based sales increased to 40% of total Research based sales in 2007. Other initiatives also showed progress in 2007 with continued benefits from process improvement and growth added through acquisitions.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

OPERATING RESULTS (continued)

Gross profit

Gross Profit

(percent of sales)

Gross profit was 50.8%, 51.2% and 50.9% of sales in 2007, 2006 and 2005, respectively. The following table reflects the significant contributing factors to the net change in gross profit margin for the years ended December 31, 2007, 2006 and 2005, respectively, as a percentage of sales compared to the same period in the prior year:

	Year Ended December 31,
Contributing Factors	2007	2006	2005
Inventory purchase accounting charges	0.2%	0.9%	(1.0)%
Unfavorable product mix	—	(0.7)	(1.9)
Favorable pricing	0.6	0.7	0.4
Higher unit sales volume	0.6	0.8	3.4
Higher manufacturing and distribution costs	(1.8)	(1.8)	(1.2)
Lower margin acquired business[1]	(0.7)	—	(2.7)
Favorable/(unfavorable) currency impact	1.1	(0.3)	0.7
Other impacts	(0.4)	0.7	(0.1)
Net (decline)/improvement in gross margin as a percentage of sales	(0.4)%	0.3%	(2.4)%

(1)	Relates to significant acquired business, in the year acquired. 2007 impact relates to Epichem. 2005 activity relates to JRH.

The decrease in gross profit as a percent of sales of 0.4% in 2007 is primarily due to higher manufacturing and distribution costs partially offset by favorable pricing, and increased unit sales volume and favorable currency benefits. There was also downward pressure on gross margin from lower margin acquired business in 2007.

The increase in gross profit as a percent of sales of 0.3% in 2006 is primarily due to the absence of the inventory purchase accounting charge, favorable pricing and unit volume increases. These improvements were partially offset by higher manufacturing and distribution costs and the impact of lower gross margin products for our SAFC business as reflected in product mix.

The decrease in gross profit as a percent of sales of 2.4% in 2005 is primarily due to the impact of the inventory purchase accounting charge and lower average gross margins associated with SAFC’s acquisition of JRH. Increased manufacturing and distribution costs further reduced 2005 gross profit. This decrease in gross profit as a percent of sales was partially offset by an increase in unit sales volume, an increase in average sales prices and currency benefits.

Selling, General and Administrative Expenses

Selling, General and

Administrative Expenses

(percent of sales)

Selling, general and administrative expenses were 25.4%, 25.8% and 26.2% of sales in 2007, 2006 and 2005, respectively. Insurance expense decreased by 0.6% of sales in 2007 as compared to 2006 as a result of decreased claims activity and other recoveries. No other expense category was individually significant as a percent of sales. Salaries and benefits increased 0.5% of sales for 2006 compared to 2005 due largely to the impact of stock-based compensation expense. Insurance expenses also increased 0.3% of sales for 2006 compared to 2005 due to higher claim costs. These increases were more than offset by declines in professional fees, advertising and non-product related compliance costs and from process improvement benefits that collectively reduced selling, general and administrative expenses by 1.2% of sales.

Research and Development Expenses

Research and development expenses were 2.9%, 2.9% and 3.0% of sales in 2007, 2006 and 2005, respectively. The research and development expenses relate primarily to efforts to add new manufactured products. All manufactured products currently account for approximately 60% of total sales.

Interest Expense, Net

Net interest expense reduced pretax earnings by $22.0, $24.0 and $18.1 in 2007, 2006 and 2005, respectively. Lower interest rates during 2007 and shifting debt from higher rate to lower rate world areas reduced net interest expense, even with consistently higher debt levels during 2007 as compared to 2006. The increase in net interest expense in 2006 from 2005 reflects the impact of increased interest costs from borrowings for both acquisitions and share repurchases in 2006 and 2005 and higher short-term interest rates in 2006.

Income Taxes

Income taxes, which include federal, state and international taxes were 28.9%, 26.9% and 24.8% of pretax income in 2007, 2006 and 2005, respectively. The higher effective tax rate for the full year of 2007 compared to the same period in 2006 reflects the absence of a net benefit from audit activity in 2007 and expiring U.S. export tax benefits in 2006, partially offset by an increase in the U.S. manufacturing deduction and reduced international taxes in 2007. The higher effective tax rate for 2006 of 26.9% compared to the same period in 2005 largely reflects a lower level of international tax benefits, partially offset by the absence of the tax charge to repatriate accumulated foreign earnings in 2005.

Our effective tax rate for 2008 is expected to increase to a range of 30% to 32% due to a higher net international tax level due to a large 2007 benefit from changes in our international organization and the expiration of the U.S. R&D tax credit. Reinstatement of the U.S. R&D credit currently being considered by the U.S. Congress would likely drive the tax rate for 2008 to the lower end of the 30-32% range.

Accounting Changes

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 establishes a common definition of fair value for financial instruments, sets a framework for measuring fair value and expands disclosure about such fair value measurements. This Statement applies only to fair value measurements that are already required or permitted by other accounting standards and is effective for fiscal years beginning after November 15, 2007. The Company currently discloses fair value information, in Notes 7 and 8 to its consolidated financial statements. The adoption of SFAS 157 in January 2008 is not expected to have a significant impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (SFAS 158). SFAS 158 requires companies to recognize, on a prospective basis, the funded status of their defined benefit pension and other post-retirement benefit plans in the Consolidated Balance Sheets and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit costs. SFAS 158 also requires additional disclosures in the notes to the consolidated financial statements and requires the use of a company’s fiscal year-end as the measurement date for plan assets and benefit obligations, eliminating the use of earlier measurement dates that are currently permissible. The Company adopted all provisions of SFAS 158 as of December 31, 2006, except the measurement date requirement. The net impact of applying SFAS 158 on the Company’s 2006 consolidated financial statements was a $31.7 reduction of stockholders’ equity. The new measurement date requirement is not effective until fiscal years ending after December 15, 2008. The Company is in the process of assessing the impact of the SFAS 158 measurement date requirement on its consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115” (SFAS 159). SFAS 159 provides

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

($ In Millions, Except Per Share Data)

The following should be read in conjunction with the consolidated financial statements and related notes.

OPERATING RESULTS (continued)

companies with an option to measure certain financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 159 in January 2008 is not expected to have a significant impact on the Company’s consolidated financial statements.

In June 2007, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 07-3, “Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (EITF 07-3). Under EITF 07-3, non-refundable advance payments to acquire goods or pay for services that will be consumed or performed in future periods in conducting research and development activities on behalf of an entity should be capitalized as an asset when the payments are made, and recognized as an expense as the research and development activities are performed. The consensus is effective for fiscal years beginning after December 15, 2007, and should be applied to contractual arrangements entered beginning January 1, 2008. The adoption of EITF 07-3 in January 2008 is not expected to have a significant impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (SFAS 141(R)).

SFAS 141(R) establishes principles and requirements for how an acquiring entity recognizes and measures in its financial statements the assets acquired and liabilities assumed. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008, and will be applied prospectively to acquisitions beginning January 1, 2009. The Company is in the process of assessing the impact of SFAS 141(R) on its consolidated financial statements.

In December 2007, the EITF reached a consensus on EITF Issue No. 07-1, “Accounting for Collaborative Arrangements” (EITF 07-1). EITF 07-1 addresses the accounting for activities of collaborative arrangements outside of an established separate legal entity, such as those to jointly develop and commercialize intellectual property. Under EITF 07-1, revenues and costs incurred with third parties in connection with the collaborative arrangement should be presented gross or net based on the criteria in EITF Issue No. 99-19, “Reporting Revenue Gross as Principal versus Net as an Agent” and other applicable accounting literature. The consensus is effective for fiscal years beginning after December 15, 2008, and will be applied to using a retrospective method that requires reclassification in all periods presented for those arrangements still in effect at January 1, 2009. The Company is in the process of assessing the impact of EITF 07-1 on its consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash flows from operating, investing and financing activities, as reflected in the Consolidated Statements of Cash Flows, are summarized in the following table:

	Years Ended December 31,
	2007	2006	2005
Net cash provided by (used in):
Operating activities	$419.1	$330.4	$280.5
Investing activities	(151.1)	(104.4)	(513.2)
Financing activities	(212.0)	(156.2)	171.1

Operating Activities

Net cash provided by operations increased $88.7 or 26.8% in 2007 compared to 2006. The increase relates primarily to higher net income from operations, including the $19.0 non-cash impact of stock-based compensation expense. The most significant offset to operating cash inflows was the impact of higher inventory balances at December 31, 2007 as compared to 2006 when high accounts receivable balances were the significant impact. Higher inventory balances are due to international inventory increases to improve service to customers in CAPLA markets. Income taxes paid in 2007 were impacted by the timing of international payments resulting in an increase in accrued income taxes at December 31, 2007.

Net cash provided by operating activities increased $49.9 in 2006 compared to 2005. This increase results primarily from increased net income from operations, including the $13.3 non-cash impact of stock-based compensation expense and net increases in accounts payable and accrued expenses. The most significant offset to the operating cash inflows was higher accounts receivable balances at December 31, 2006. The increased accounts receivable balance was due largely to the strong growth in non-European international sales where average days sales outstanding for all countries in this group typically range from 60 to 65 days. Operating inflows were also partially offset by increases in inventory levels, due to an increase in stocks added at major U.S. distribution locations to improve on-time deliveries and a modest amount of acquired inventory from 2006 acquisitions.

Investing Activities

2007 investing activities were focused on capital expenditures for upgrading our web site to improve the customer experience, continuing to expand our business systems utilizing SAP software, and providing incremental production capacity for material science and pharmaceutical customers. These activities are included in the $79.7 of capital expenditures in 2007. Acquisitions used another $67.6 of cash in 2007.

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

During 2008, capital spending is expected to be approximately $115.

Financing Activities

In 2007, financing cash outflows included the repayment of long-term debt of $69.7 and payment of dividends of $60.0. The most significant outflow was for the purchase of treasury stock at $184.3. Cash inflows were received from the exercise of stock options and the issuance of short-term debt.

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

In March 2007, the Company entered into a $200.0 seven-year multi-currency European revolving credit facility with a syndicate of banks having a maturity date of March 13, 2014. Borrowings of $56.5 were outstanding at December 31, 2007.

In December 2006, the Company entered into a $300.0 five-year credit facility with a syndicate of banks having a maturity date of December 11, 2011. In October 2007, the Company exercised the option in the facility to extend the facility for one year to December 11, 2012. The facility provides back-up liquidity to the commercial paper program. The Company had commercial paper outstanding of $171.2 and $146.0 at December 31, 2007 and 2006, respectively.

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

LIQUIDITY AND CAPITAL RESOURCES (continued)

Long-term debt at December 31, 2007 was $207.0 compared to $337.9 in 2006. Total debt as a percentage of total capitalization was 25.0% and 27.2% at December 31, 2007 and 2006, respectively.

For a description of the Company's material debt covenants, see Notes 6 and 7 to the consolidated financial statements.

Share Repurchases

At December 31, 2007 and December 31, 2006, the Company had repurchased a total of 84.0 million shares and 80.0 million shares, respectively. During 2006, the Company was authorized to increase its share repurchase from 80.0 million to 90.0 million shares to be completed within three years of the authorization. There were 129.4 million shares outstanding as of December 31, 2007. The Company expects to acquire the remaining 6.0 million authorized shares, however, the timing of the repurchases and number of shares repurchased, if any, will depend upon market conditions and other factors.

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

OTHER MATTERS

The Company is involved in legal proceedings generally incidental to its business, as described below:

Insurance and Other Contingent Liabilities and Commitments

The Company is a defendant in several lawsuits and claims related to the normal conduct of its business, including lawsuits and claims related to product liability and personal injury matters. The Company accrues for such liabilities when it is probable that future costs (including legal fees and expenses) will be incurred and such costs can be reasonably estimated. The Company has self-insured retention limits and has obtained insurance to provide coverage above the self-insured limits for product liability and personal injury claims, subject to certain limitations and exclusions. Reserves have been provided to cover expected payments for these self-insured amounts at December 31, 2007 and 2006.

In one group of lawsuits and claims, the Company, as well as others engaged in manufacturing and distributing similar products, is a defendant in multiple claims alleging injuries from exposure to various chemicals by a limited number of employees of one electronics manufacturer. These claims have been filed in three states. A global settlement has been reached for all cases, which will be submitted to the court for approval. The settlement is not significant to the Company’s consolidated financial statements.

In another group of lawsuits and claims, the Company provided a product for use in research activities in developing various vaccines at pharmaceutical companies. The Company, together with other manufacturers and distributors offering the same product and several pharmaceutical companies, has been named as a defendant and served in 294 lawsuits, of which 56 lawsuits have been dismissed to date. Several of the outstanding suits have been stayed by various state and federal courts pending a decision on coverage available under a federal government relief program. No definite date has been set for this decision.

In all cases, the Company believes its products in question were restricted to research use and that proper information for safe use of the products was provided to the customer.

A class action complaint was filed against a subsidiary of the Company in the Montgomery County, Ohio Court of Common Pleas related to a 2003 explosion in a column at the Company’s Isotec facility in Miamisburg, Ohio. The case was separated into the following four phases: phase one – existence of liability, phase two – quantification of any compensatory damages, phase three – existence of any punitive damages and phase four – quantification of any punitive damages. Class certification was granted to phases one, three and four, but denied to phase two. Compensatory damages for all plaintiffs must be established before the case can proceed to the punitive damages phases. The Company has accepted responsibility for phase one, existence of liability. The case is currently in the compensatory damages phase, where, because no class status exists, each plaintiff must individually establish actual damages. The initial phase two, compensatory damages trial, for 31 plaintiffs was completed on April 27, 2007 with a jury verdict establishing actual damages of approximately two hundred dollars per plaintiff. The plaintiffs filed an appeal staying further action on the case until the appeal has been resolved. The original appeal has been dismissed, but the plaintiffs are in the process of refiling their appeal. The Company continues to believe it has substantial legal defenses to the allegations, which it will vigorously assert.

The Company believes its reserves and insurance are sufficient to provide for claims outstanding at December 31, 2007. While the outcome of the current claims cannot be predicted with certainty, the possible outcome of the claims is reviewed at least quarterly and reserves adjusted as deemed appropriate based on these reviews. Based on current information available, the Company believes that the ultimate resolution of these matters will not have a material adverse effect on its consolidated financial condition, results of operations or liquidity. Future claims related to the use of these categories of products may not be covered in full by the Company’s insurance program.

At December 31, 2007, there were no other known contingent liabilities that management believes could have a material adverse effect on the Company’s consolidated financial condition or results of operations, nor were there any material commitments outside of the normal course of business. Material commitments in the normal course of business include notes payable, long-term debt, lease commitments and pension and other post-retirement benefit obligations which are disclosed in Note 6, Note 7, Note 9 and Note 14, respectively, to the consolidated financial statements for the year ended December 31, 2007.

INFLATION

Management recognizes that inflationary pressures may have an adverse effect on the Company through higher asset replacement costs and higher material and other operating costs. The Company tries to minimize these effects through cost reductions and productivity improvements as well as price increases to maintain reasonable profit margins. It is management’s view, however, that inflation has not had a significant impact on operations in the three years ended December 31, 2007.

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

Interest Rates

At December 31, 2007, the Company’s outstanding debt represents 25.0% of total capitalization. Approximately 38.5% of the Company’s outstanding debt at December 31, 2007 is at a fixed rate. Cash flows from operations and available credit facilities are sufficient to meet the working capital requirements of the Company. It is management's view that market risk or variable interest rate risk will not significantly impact the Company's results of operations.

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

The market risk of the Company’s foreign currency positions at December 31, 2007, assuming a hypothetical 10% change in foreign currency exchange rates, would be less than $4.5.

AGGREGATE CONTRACTUAL OBLIGATIONS

The following table represents contractual obligations of the Company at December 31, 2007:

	Payments due by period
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Contractual Obligations
Long-term debt	$297.0	$90.0	$107.0	$100.0	—
Interest payments related to long-term debt	42.0	13.9	23.4	4.7	—
Operating lease obligations	114.4	33.3	46.8	24.0	10.3
Purchase obligations	165.2	75.7	33.6	34.2	21.7

Total	$618.6	$212.9	$210.8	$162.9	$32.0

See Notes 7 and 9 to the consolidated financial statements for additional disclosures related to long-term debt and lease commitments, respectively. See Note 14 to the consolidated financial statements for the Company’s obligations with respect to its pension and post-retirement medical benefit plans.

FORWARD-LOOKING STATEMENTS

Management’s Discussion and Analysis and other sections of this Annual Report to shareholders should be read in conjunction with the consolidated financial statements and notes thereto. Except for historical information, the statements in this discussion may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risk and uncertainty, including financial, business environment and projections, as well as statements that are preceded by, followed by, or that include the words “believes,” “expects,” “anticipates,” “should” or similar expressions, and other statements contained herein regarding matters that are not historical facts. Additionally, this Annual Report to shareholders contains forward-looking statements relating to future performance, goals, strategic actions and initiatives and similar intentions and beliefs, including without limitation, statements regarding the Company’s expectations, goals, beliefs, intentions and the like regarding future sales, earnings, return on equity, share repurchases, capital expenditures, acquisitions and other matters. These statements involve assumptions regarding the Company operations, investments, acquisitions and conditions in the markets the Company serves. Although the Company believes its expectations are based on reasonable assumptions, such statements are subject to risks and uncertainties, including, among others, certain economic, political and technological factors. Actual results could differ materially from those stated or implied in this Annual Report to shareholders, due to, but not limited to, such factors as (1) changes in pricing and the competitive environment, (2) fluctuations in foreign currency exchange rates, (3) dependence on uninterrupted manufacturing operations, (4) changes in the regulatory environment in which the Company operates, (5) changes in worldwide tax rates or tax benefits from domestic and international operations, including the matters described in Note 10 — Income Taxes to the consolidated financial statements (6) exposure to litigation including product liability claims, (7) changes in research funding and the success of research and development activities, (8) the ability to maintain adequate quality standards, (9) reliance on third party package delivery services, (10) the impact of acquisitions and success in integrating and obtaining projected results from the acquisitions, (11) other changes in the business environment in which the Company operates and (12) the outcome of the matters described in Note 11 — Contingent Liabilities and Commitments to the consolidated financial statements. A further discussion of the Company’s risk factors can be found in Item 1A of the Company’s December 31, 2007 Form 10-K. The Company does not undertake any obligation to update these forward-looking statements.

CONSOLIDATED STATEMENTS OF INCOME

($ In Millions, Except Per Share Data)

	Years ended December 31,
	2007	2006	2005
Net sales	$2,038.7	$1,797.5	$1,666.5
Cost of products sold	1,002.7	877.3	818.0

Gross profit	1,036.0	920.2	848.5
Selling, general and administrative expenses	517.1	464.6	437.3
Research and development expenses	59.3	52.9	49.8
Interest, net	22.0	24.0	18.1

Income before income taxes	437.6	378.7	343.3
Provision for income taxes	126.5	101.9	85.0

Net income	$311.1	$276.8	$258.3

Weighted average number of shares outstanding — Basic	130.6	132.9	135.8
Weighted average number of shares outstanding — Diluted	133.1	134.9	137.5

Net income per share — Basic	$2.38	$2.08	$1.90
Net income per share — Diluted	$2.34	$2.05	$1.88

The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

($ In Millions, Except Per Share Data)

	December 31,
	2007	2006
ASSETS

Current assets:
Cash and cash equivalents	$237.6	$173.8
Accounts receivable, less allowance for doubtful accounts of $4.4 and $4.7, respectively	276.3	248.0
Inventories	653.6	596.0
Deferred taxes	57.7	49.6
Other current assets	57.3	45.5

Total current assets	1,282.5	1,112.9

Property, plant and equipment:
Land	51.8	47.1
Buildings and improvements	663.8	612.9
Machinery and equipment	734.8	681.0
Construction in progress	44.9	33.6
Less — accumulated depreciation	(813.8)	(729.5)

Property, plant and equipment, net	681.5	645.1

Goodwill, net	420.3	361.3
Intangibles, net	136.9	126.0
Other assets	107.9	89.0

Total assets	$2,629.1	$2,334.3

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Note payable and current maturities of long-term debt	$331.3	$189.0
Accounts payable	131.0	97.2
Accrued payroll and payroll taxes	55.0	47.4
Accrued income taxes	47.1	48.6
Other accrued expenses	70.6	60.4

Total current liabilities	635.0	442.6

Long-term debt	207.0	337.9
Deferred post-retirement benefits	36.9	38.5
Deferred taxes	42.3	48.1
Other liabilities	91.3	56.3

Total liabilities	1,012.5	923.4

Stockholders’ equity:
Common stock, $1.00 par value; 300.0 shares authorized; 201.8 shares issued at December 31, 2007 and 2006; 129.4 and 132.0 shares outstanding at December 31, 2007 and 2006, respectively	201.8	201.8
Capital in excess of par value	109.7	79.1
Common stock in treasury, at cost, 72.4 and 69.8 shares at December 31, 2007 and 2006, respectively	(1,534.1)	(1,375.4)
Retained earnings	2,679.3	2,424.7
Accumulated other comprehensive income	159.9	80.7

Total stockholders’ equity	1,616.6	1,410.9

Total liabilities and stockholders’ equity	$2,629.1	$2,334.3

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

($ In Millions, Except Per Share Data)

	Common Stock	Capital in Excess of Par Value	Common Stock in Treasury	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders’ Equity	Comprehensive Income
Balance, December 31, 2004	$100.9	$52.6	$(1,163.1)	$2,097.5	$123.8	$1,211.7
Net income	—	—	—	258.3	—	258.3	$258.3
Other comprehensive loss — foreign currency translation	—	—	—	—	(96.6)	(96.6)	(96.6)
Minimum pension liability	—	—	—	—	5.5	5.5	5.5
Unrealized gain on securities, net	—	—	—	—	0.7	0.7	0.7

Comprehensive income	—	—	—	—	—	—	$167.9

Dividends ($.76 per share)	—	—	—	(51.3)	—	(51.3)
Shares exchanged for stock options	—	(0.2)	—	—	—	(0.2)
Exercise of stock options	—	5.8	18.1	—	—	23.9
Restricted stock grant	—	0.8	—	—	—	0.8
Stock repurchases	—	—	(119.4)	—	—	(119.4)

Balance, December 31, 2005	100.9	59.0	(1,264.4)	2,304.5	33.4	1,233.4
Net income	—	—	—	276.8	—	276.8	$276.8
Other comprehensive income — foreign currency translation	—	—	—	—	75.6	75.6	75.6
Unrealized gain on securities, net	—	—	—	—	3.4	3.4	3.4

Comprehensive income	—	—	—	—	—	—	$355.8

Adjustment to initially apply Statement of Financial Accounting Standards No. 158, net of tax	—	—	—	—	(31.7)	(31.7)
Dividends ($.84 per share)	—	—	—	(55.7)	—	(55.7)
Shares exchanged for stock options	—	(1.7)	—	—	—	(1.7)
Exercise of stock options	—	11.2	25.6	—	—	36.8
Restricted stock grant	—	(0.4)	1.6	—	—	1.2
Stock-based compensation expense	—	11.0	—	—	—	11.0
Stock repurchases	—	—	(138.2)	—	—	(138.2)
Common stock split	100.9	—	—	(100.9)	—	—

Balance, December 31, 2006	201.8	79.1	(1,375.4)	2,424.7	80.7	1,410.9
Net income	—	—	—	311.1	—	311.1	$311.1
Other comprehensive income — foreign currency translation	—	—	—	—	71.5	71.5	71.5
Pension and Post Retirement	—	—	—	—	8.4	8.4	8.4
Unrealized gain (loss) on securities, net	—	—	—	—	(0.7)	(0.7)	(0.7)

Comprehensive income	—	—	—	—	—	—	$390.3

Dividends ($.46 per share)	—	—	—	(60.0)	—	(60.0)
Shares exchanged for stock options	—	(0.9)	—	—	—	(0.9)
Exercise of stock options	—	17.3	24.0	—	—	41.3
Restricted stock grant	—	0.7	1.6	—	—	2.3
Stock-based compensation expense	—	13.5	—	—	—	13.5
Stock repurchases	—	—	(184.3)	—	—	(184.3)
Adjustment to initially apply FIN 48	—	—	—	3.5	—	3.5

Balance, December 31, 2007	$201.8	$109.7	$(1,534.1)	$2,679.3	$159.9	$1,616.6

Common stock shares issued and common stock shares in treasury are summarized below:

	Common Stock Issued	Common Stock in Treasury
Balance, December 31, 2004	100.9	32.2
Exercise of stock options	—	(0.5)
Stock repurchases	—	2.0

Balance, December 31, 2005	100.9	33.7
Exercise of stock options	—	(0.8)
Stock repurchases	—	2.0
Common stock split	100.9	34.9

Balance, December 31, 2006	201.8	69.8
Exercise of stock options	—	(1.4)
Stock repurchases	—	4.0

Balance, December 31, 2007	201.8	72.4

The accompanying notes are an integral part of these statements.

The share information presented above prior to the December 2006 common stock split has not been restated.

CONSOLIDATED STATEMENTS OF CASH FLOWS

($ In Millions)

	Years Ended December 31,
	2007	2006	2005
Cash flows from operating activities:
Net income	$311.1	$276.8	$258.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	97.8	90.9	90.1
Deferred income taxes	(21.7)	(44.1)	(33.9)
Stock-based compensation expense	19.0	13.3	—
Other	(0.3)	7.8	0.1
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(7.3)	(25.2)	17.0
Increase in inventories	(25.2)	(11.5)	(4.8)
Increase (decrease) in accrued income taxes	25.0	(5.4)	(11.9)
Other	20.7	27.8	(34.4)

Net cash provided by operating activities	419.1	330.4	280.5

Cash flows from investing activities:
Property, plant and equipment additions	(79.7)	(74.5)	(92.2)
Proceeds from sales of property, plant and equipment	1.3	2.8	4.0
Acquisitions of businesses, net of cash acquired	(67.6)	(20.0)	(416.6)
Other, net	(5.1)	(12.7)	(8.4)

Net cash used in investing activities	(151.1)	(104.4)	(513.2)

Cash flows from financing activities:
Net issuance of short-term debt	61.8	45.3	118.0
Issuance of long-term debt	—	100.0	205.8
Repayment of long-term debt	(69.7)	(142.8)	(2.9)
Payment of dividends	(60.0)	(55.7)	(51.3)
Treasury stock purchases	(184.3)	(138.2)	(119.4)
Exercise of stock options	32.4	30.9	20.9
Excess tax benefits from stock-based compensation	7.8	4.3	—

Net cash (used in) provided by financing activities	(212.0)	(156.2)	171.1

Effect of exchange rate changes on cash	7.8	5.4	(9.0)

Net change in cash and cash equivalents	63.8	75.2	(70.6)
Cash and cash equivalents at beginning of year	173.8	98.6	169.2

Cash and cash equivalents at end of year	$237.6	$173.8	$98.6

Supplemental disclosures of cash flow information:
Income taxes paid	$113.9	$120.5	$104.9
Interest paid, net of capitalized interest	29.6	34.7	21.2

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ In Millions, Except Per Share Data)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Sigma-Aldrich Corporation (“the Company”) develops, manufactures, purchases and distributes a broad range of high quality biochemicals and organic chemicals throughout the world. These chemical products and kits are used in scientific and genomic research, biotechnology, pharmaceutical development, the diagnosis of disease and as key components in pharmaceutical and other high technology manufacturing.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Financial Instruments

The Company has no financial instruments that have a materially different fair value than the respective instrument’s carrying value, except as described in Notes 7 and 8.

Revenue

Revenue, which includes shipping and handling fees billed to customers, is generally recognized upon transfer of title of the product to the customer, which occurs upon shipment to the customer, and is not dependent upon any post-shipment obligations.

Research and Development

Expenditures relating to the development of new products and processes, including significant improvements to existing products or processes, are expensed as incurred as research and development.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and investments with original maturities of less than three months.

Property, Plant and Equipment

The cost of property, plant and equipment is depreciated over the estimated useful lives of the assets using the straight-line method with lives ranging from three to twelve years for machinery and equipment and fifteen to forty years for buildings and improvements. Depreciation expense was $86.1, $80.0 and $78.4 for the years ended December 31, 2007, 2006 and 2005, respectively. The Company capitalizes interest as part of the cost of constructing major facilities and equipment.

Goodwill

Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” requires the Company to assess goodwill for impairment rather than to systematically amortize goodwill against earnings. The goodwill impairment test compares the fair value of a reporting unit to its carrying amount, including goodwill. The Company operates as one reporting unit and its fair value exceeds its carrying value, including goodwill. Therefore, the Company has determined that no impairment of goodwill existed at December 31, 2007 and 2006.

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

Common Stock Split

In November 2006, the Board of Directors authorized a two-for-one stock split effected in the form of a 100 percent stock dividend to shareholders of record on December 15, 2006. Shareholders of record received an additional share on January 2, 2007 for each share they owned. The par value of the Company’s common stock remains $1.00 per share. The stock split is reflected in the Consolidated Statements of Stockholders’ Equity as a reclassification from Retained Earnings to Common Stock. Except as otherwise noted, all share and per share information presented prior to 2007 herein has been retroactively adjusted to reflect the common stock split.

Reclassifications

The accompanying consolidated financial statements for prior years contain certain reclassifications to conform with the presentation used in 2007.

Effect of New Accounting Standards

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 establishes a common definition of fair value for financial instruments, sets a framework for measuring fair value and expands disclosure about such fair value measurements. This Statement applies only to fair value measurements that are already required or permitted by other accounting standards and is effective for fiscal years beginning after November 15, 2007. The Company currently discloses fair value information, in Notes 7 and 8 to its consolidated financial statements. The adoption of SFAS 157 in January 2008 is not expected to have a significant impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (SFAS 158). SFAS 158 requires companies to recognize, on a prospective basis, the funded status of their defined benefit pension and other post-retirement benefit plans in the Consolidated Balance Sheets

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit costs. SFAS 158 also requires additional disclosures in the notes to the consolidated financial statements and requires the use of a company’s fiscal year-end as the measurement date for plan assets and benefit obligations, eliminating the use of earlier measurement dates that are currently permissible. The Company adopted all provisions of SFAS 158 as of December 31, 2006, except the measurement date requirement. The net impact of applying SFAS 158 on the Company’s 2006 consolidated financial statements was a $31.7 reduction of stockholders’ equity. The new measurement date requirement is not effective until fiscal years ending after December 15, 2008. The Company is in the process of assessing the impact of the SFAS 158 measurement date requirement on its consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115” (SFAS 159). SFAS 159 provides companies with an option to measure certain financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 159 in January 2008 is not expected to have a significant impact on the Company’s consolidated financial statements.

In June 2007, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 07-3, “Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (EITF 07-3). Under EITF 07-3, non-refundable advance payments to acquire goods or pay for services that will be consumed or performed in future periods in conducting research and development activities on behalf of an entity should be capitalized as an asset when the payments are made, and recognized as an expense as the research and development activities are performed. The consensus is effective for fiscal years beginning after December 15, 2007, and will be applied to contractual arrangements entered beginning January 1, 2008. The adoption of EITF 07-3 in January 2008 is not expected to have a significant impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (SFAS 141(R)). SFAS 141(R) establishes principles and requirements for how an acquiring entity recognizes and measures in its financial statements the assets acquired and liabilities assumed. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008, and will be applied prospectively to acquisitions beginning January 1, 2009. The Company is in the process of assessing the impact of SFAS 141(R) on its consolidated financial statements.

In December 2007, the EITF reached a consensus on EITF Issue No. 07-1, “Accounting for Collaborative Arrangements” (EITF 07-1). EITF 07-1 addresses the accounting for activities of collaborative arrangements outside of an established separate legal entity, such as those to jointly develop and commercialize intellectual property. Under EITF 07-1, revenues and costs incurred with third parties in connection with the collaborative arrangement should be presented gross or net based on the criteria in EITF Issue No. 99-19, “Reporting Revenue Gross as Principal versus Net as an Agent” and other applicable accounting literature. The consensus is effective for fiscal years beginning after December 15, 2008, and will be applied to using a retrospective method that requires reclassification in all periods presented for those arrangements still in effect at January 1, 2009. The Company is in the process of assessing the impact of EITF 07-1 on its consolidated financial statements.

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

This acquisition has been accounted for using the purchase method of accounting and accordingly, its results are included in the Company’s consolidated financial statements from the date of acquisition. The purchase price (including direct acquisition costs) of $366.8 has been allocated primarily to receivables ($14.4); inventory ($116.9); other assets ($10.3); property, plant and equipment ($38.0); intangible assets ($98.5); goodwill ($178.8); accounts payable and accrued liabilities ($43.6); net deferred income tax liabilities ($43.4) and other long-term liabilities ($3.1), based on their estimated fair values at the date of acquisition. None of the goodwill is deductible currently for income tax purposes.

The following table summarizes supplemental consolidated pro forma financial information as if the JRH acquisition had been completed on January 1, 2005:

(Unaudited)	Twelve Months Ended December 31, 2005
Net sales	$1,690.0
Net income	268.6
Diluted net income per share	$1.95

There were no significant acquisitions individually, or in the aggregate, in 2006 or 2007.

NOTE 3: ALLOWANCE FOR DOUBTFUL ACCOUNTS

Changes in the allowance for doubtful accounts for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Balance, beginning of year	$4.7	$5.8	$4.9
Additions to reserves	0.5	0.7	2.0
Deductions from reserves	0.8	1.8	1.1

Balance, end of year	$4.4	$4.7	$5.8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 4: INVENTORIES

The principal categories of inventories at December 31, 2007 and 2006 are as follows:

	2007	2006
Finished goods	$542.8	$503.3
Work in process	29.1	26.1
Raw materials	81.7	66.6

Total	$653.6	$596.0

Inventories are valued at the lower of cost or market. Costs for 77% of inventories are determined using a weighted average actual cost method. Costs for 23% of inventories are determined using the last-in, first-out method. If the value of all chemical inventories had been determined using the weighted average actual cost method, inventories would have been $0.7, $0.4 and $0.3 higher than reported at December 31, 2007, 2006 and 2005, respectively.

NOTE 5: INTANGIBLE ASSETS

The Company’s amortizable and unamortizable intangible assets at December 31, 2007 and 2006 are as follows:

	Cost		Accumulated Amortization
	2007	2006	2007	2006
Amortizable intangible assets:
Patents	$16.6	$12.5	$5.6	$4.4
Licenses	19.1	14.4	4.6	3.2
Customer relationships	100.9	91.8	17.6	11.1
Technical knowledge	22.6	17.9	4.3	2.8
Other	12.7	13.1	11.0	9.9

Total amortizable intangible assets	$171.9	$149.7	$43.1	$31.4

Unamortizable intangible assets:
Goodwill	$446.6	$386.8	$26.3	$25.5
Trademarks and Trade names	15.9	15.3	7.8	7.6

Total unamortizable intangible assets	$462.5	$402.1	$34.1	$33.1

The purchase price paid in cash for acquired intangible assets is based upon their estimated fair values at the date of acquisition. The Company added $21.3 of acquired amortizable intangible assets during 2007, including adjustments for the finalization of the purchase accounting allocation of various insignificant acquisitions.

The Company recorded amortization expense of $11.7, $10.9 and $11.7, for the years ended December 31, 2007, 2006 and 2005, respectively, related to amortizable intangible assets with estimated useful lives ranging from one to twenty years using a straight-line method. The Company expects to record annual amortization expense for all intangible assets in a range from approximately $11.7 to $11.1 from 2008 through 2012.

Changes in net goodwill for the years ended December 31, 2007 and 2006 are as follows:

	2007	2006
Balance, beginning of year	$361.3	$336.4
Acquisitions	51.7	11.8
Impact of foreign exchange rates	7.3	13.1

Balance, end of year	$420.3	$361.3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 6: NOTES PAYABLE

In March 2007, the Company entered into a $200.0 seven-year multi-currency European revolving credit facility with a syndicate of banks having a maturity date of March 13, 2014. The facility will be used for general purposes, including acquisitions, by the Company’s European operations. At December 31, 2007, borrowings outstanding in U.S. dollars (USD) were $56.5 at a weighted average interest rate of 3.19%. This facility contains financial covenants that require the maintenance of consolidated net worth of at least $750.0 and a consolidated ratio of debt to total capital of no more than 55.0%. The Company’s consolidated net worth and consolidated total debt as a percentage of total capitalization, as defined in the credit facility, were $1,434.6 and 27.3%, respectively, at December 31, 2007.

The Company has a $300.0 five-year revolving credit facility with a syndicate of banks having a maturity date of December 11, 2011. In October 2007, the Company exercised an option in the facility to extend the maturity of the facility for one year to December 11, 2012. The facility supports the Company’s commercial paper program. At December 31, 2007 and 2006, the Company did not have any borrowings outstanding under this facility. The syndicated facility contains financial covenants that require the maintenance of consolidated net worth of at least $750.0 and a ratio of consolidated debt to total capitalization of no more than 55%. The Company’s consolidated net worth and total consolidated debt as a percentage of total capitalization, as defined in the credit facility, were $1,434.6 and 27.3%, respectively, at December 31, 2007.

At December 31, 2007, $171.2 of commercial paper was outstanding with a weighted average interest rate of 4.26%. At December 31, 2006, $146.0 of commercial paper was outstanding with a weighted average interest rate of 5.32%.

Sigma-Aldrich Korea Limited has a short-term credit facility denominated in Korean Won expiring on March 10, 2008. The total commitment converted into U.S. Dollars (USD) was $21.4 at December 31, 2007. The borrowings bear interest based on the Korean market rate plus an incremental margin based upon the Company’s credit rating. At December 31, 2007, borrowings outstanding in USD were $11.8 at an average interest rate of 6.42%. At December 31, 2006, borrowings outstanding in USD were $18.4 at an average interest rate of 5.49%.

The Company has provided a guarantee for any outstanding borrowings from the short-term credit facility of the wholly-owned Korean subsidiary described in above. There are no existing events of default that would require the Company to honor this guarantee. The borrowings subject to this guarantee are reflected in the consolidated financial statements. The Company has other short-term credit facilities denominated in foreign currencies, excluding those mentioned above, with a total commitment converted into USD of $15.4 at December 31, 2007. Borrowings outstanding under the facilities were $1.8 and $6.7, with a weighted average interest rate of 1.4% and 0.8% at December 31, 2007 and 2006, respectively.

NOTE 7: LONG-TERM DEBT

Long-term debt consists of the following at December 31, 2007 and 2006:

	2007	2006
7.687% Senior Notes, due September 12, 2010	$100.0	$100.0
5.11% Senior Notes, due December 5, 2011	100.0	100.0
Medium-Term Notes, due February 23, 2008	90.0	120.0
Medium-Term Loans, due December 20, 2007	—	35.6
Other	7.0	0.2

Total	297.0	355.8
Less — Current maturities	(90.0)	(17.9)

	$207.0	$337.9

The Company, at its option, may redeem all or any portion of the $100.0 of 7.687% Senior Notes by notice to the holder and by paying a make whole amount to the holder as compensation for loss of future interest income. The 7.687% Senior Notes contain financial covenants that require the maintenance of consolidated net worth of at least $750.0, a ratio of consolidated debt to total capitalization of no more than 55% and an aggregate amount of all consolidated priority debt no more than 30% of consolidated net worth. Consolidated priority debt includes all unsecured debt of any subsidiary in which a majority of the voting shares are owned by the Company. The Company’s consolidated net worth, consolidated debt as a percentage of total capitalization and consolidated priority debt as a percentage of consolidated total net worth was, as defined in the 7.687% Senior Notes, $1,434.6, 27.3% and 5.1%, respectively, at December 31, 2007.

The Company, at its option, may redeem all or any portion of the $100.0 of 5.11% Senior Notes by notice to the holder and by paying a make whole amount to the holder as compensation for loss of future interest income. The 5.11% Senior Notes contain financial covenants that require a ratio of consolidated debt to total capitalization of no more than 60% and an aggregate amount of all consolidated priority debt no more than 30% of consolidated net worth. The Company’s consolidated debt as a percentage of total capitalization and consolidated priority debt as a percentage of total consolidated net worth was, as defined in the 5.11% Senior Notes, 25.0% and 4.6%, respectively, at December 31, 2007.

The Medium-Term Notes due February 23, 2008 were issued in February 2005 as a component of the $300.0 credit agreement entered into with a syndicate of banks to partially fund acquisitions and provide for working capital requirements. Borrowings outstanding under the three-year term were $90.0 and $120.0 at December 31, 2007 and 2006, respectively. The Company may pay off all or a portion of the term loans outstanding prior to maturity without penalty. Borrowings under the Medium-Term Notes bear interest at various rates, including London Interbank Offered Rate (LIBOR), or an alternative base rate plus, in each case, an incremental margin based on the Company’s credit ratings. At December 31, 2007, the weighted average interest rate on these notes was 5.41%. At December 31, 2006, the weighted average interest rate on these notes was 5.68%.

The Medium-Term Notes contain financial covenants that require the maintenance of consolidated net worth of at least $750.0 and a ratio of consolidated debt to total capitalization of no more than 55%. The Company’s consolidated net worth and consolidated total debt as a percentage of total capitalization, as defined in the credit facility, were $1,434.6 and 27.3%, respectively at December 31, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 7: LONG-TERM DEBT (continued)

The Medium-Term Loans due December 20, 2007 were issued under the terms of a credit agreement dated December 15, 2005 between Sigma-Aldrich (Switzerland) Holding AG and a syndicate of banks at an aggregate principal amount not to exceed the Swiss local currency equivalent of $60.0. These loans were fully paid on August 21, 2007. Borrowings outstanding under this credit agreement at December 31, 2006 were $35.6 at a weighted average interest rate of 2.19%.

Total interest expense incurred on short-term and long-term debt, net of amounts capitalized, was $28.9, $31.4, and $21.6 in 2007, 2006, and 2005, respectively.

The fair value of long-term debt, including current maturities, was approximately $306.1 and $352.0 at December 31, 2007 and 2006, respectively, based upon a discounted cash flow analysis using current market interest rates.

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

The notional amount, which approximates fair value, of open forward exchange contracts at December 31, 2007 and 2006 was $167.7 and $153.8, respectively.

NOTE 9: LEASE COMMITMENTS

The Company and its subsidiaries lease manufacturing, office and warehouse facilities and computer equipment under non-cancelable operating leases expiring at various dates. Rent charged to operations was $36.6, $32.9 and $31.8 in 2007, 2006 and 2005, respectively. Minimum rental commitments for non-cancelable leases in effect at December 31, 2007, are as follows:

2008	$33.3
2009	27.7
2010	19.1
2011	13.5
2012	10.5
2013 and thereafter	10.3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 10: INCOME TAXES

The components of income before income taxes consisted of the following for the years ended December 31:

	2007	2006	2005
United States operations	$286.6	$270.0	$244.5
International operations	151.0	108.7	98.8

Total income before taxes	$437.6	$378.7	$343.3

The provision for income taxes consists of the following for years ended December 31:

	2007	2006	2005
Current:
Federal	$82.1	$82.9	$76.0
State and local	7.4	6.2	5.6
International	58.9	54.5	31.1

Total current	148.4	143.6	112.7

Deferred:
Federal	(13.8)	(24.8)	(15.1)
State and local	(0.5)	(1.1)	(0.1)
International	(7.6)	(15.8)	(12.5)

Total deferred	(21.9)	(41.7)	(27.7)

Provision for income taxes	$126.5	$101.9	$85.0

The items accounting for the difference between income taxes computed at the U.S. federal statutory rate and the Company’s effective tax rate are as follows for years ended December 31:

	2007	2006	2005
Statutory tax rate	35.0%	35.0%	35.0%
EIE benefit	—	(1.9)	(2.3)
U.S. manufacturing deduction	(2.1)	(0.7)	(0.4)
State and local income taxes,net of federal benefit	1.0	0.8	0.4
Research and development credits	(0.8)	(0.8)	(0.8)
International taxes	(4.9)	(3.6)	(6.1)
Dividend repatriation	—	—	1.2
Tax audits and unrecognized tax positions	—	(2.3)	(2.2)
Other, net	0.7	0.4	—

Total effective tax rate	28.9%	26.9%	24.8%

The Extraterritorial Income Exclusion (EIE) on the Company’s U.S. export sales which provided benefit in 2005 and 2006 was eliminated for 2007 as a result of the phase-out of this benefit in the American Jobs Creation Act of 2004 (AJCA). The increased U.S. manufacturing deduction benefit in 2007 is the result of the phase-in of the new benefit on U.S. manufacturing income provided in the AJCA. The international tax reductions in 2007, 2006 and 2005 were primarily the result of international restructurings.

The AJCA also provided a temporary incentive for U.S. multinationals to repatriate accumulated income earned outside the U.S. The Company repatriated $120.5 and recorded an income tax charge of $4.1 in 2005. This charge is reflected in the “Dividend repatriation” category.

The Company completed examinations of U.S. claims for the 1998-2001 tax years and an examination of its U.S. Federal returns for the 2003 and 2004 tax years by the Internal Revenue Service in 2005 and 2007, respectively, and reduced its unrecognized tax positions based on those settlements. As a result, benefits of approximately $4.5 million for 2007 and $11.3 million for 2005 were recognized and are reflected in the “Tax audits and unrecognized tax positions” category.

The Company reviews its potential tax liabilities and unrecognized tax positions for tax years subject to audits. Based upon these reviews, the Company determined that adjustments to tax expense were necessary. The net benefit/(cost) of approximately $(4.5), $8.8 and $(3.7) are reflected in “Tax audits and unrecognized tax positions” category for years ending December 31, 2007, 2006 and 2005, respectively.

Undistributed earnings of the Company’s international subsidiaries amounted to approximately $327 at December 31, 2007. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to various foreign countries. The Company may periodically make distributions from its international subsidiaries to its U.S. parent. These distributions will only be made at such time that they are deemed to be tax efficient. The Company does not anticipate any significant increase to its U.S. tax liability above that which has been previously recorded.

Deferred income tax provisions reflect the effect of temporary differences between consolidated financial statement and tax reporting of income and expense items. The net deferred tax assets/liabilities at December 31, 2007 and 2006, respectively, result from the following temporary differences:

	2007	2006
Deferred tax assets:
Inventories	$45.8	$37.4
Net operating loss carryforwards	25.5	19.5
Post-retirement benefits and other employee benefits	32.8	23.9
Amortization	20.2	15.4
Pension benefits	3.4	10.8
Other	6.2	13.0

Total deferred tax assets	133.9	120.0

Deferred tax liabilities:
Property, plant and equipment	(72.2)	(80.2)

Total deferred tax liabilities	(72.2)	(80.2)

Net deferred tax assets (liabilities)	$61.7	$39.8

The net operating loss carryforwards relate to international operations. At December 31, 2007, $14.8 of these deferred tax assets expire in 2012 and the remainder of these assets have no expiration. The Company believes it will have sufficient taxable income to fully utilize the carryforwards prior to expiration.

Deferred tax assets and liabilities in the preceding table, netted by taxing jurisdiction, are included in the following captions in the Consolidated Balance Sheets at December 31, 2007 and 2006:

	2007	2006
Deferred tax assets	$57.7	$49.6
Other assets	54.4	43.1
Other accrued expenses	(8.1)	(4.8)
Deferred tax liabilities	(42.3)	(48.1)

Net deferred tax assets (liabilities)	$61.7	$39.8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 10: INCOME TAXES (continued)

Uncertainty in Income Taxes

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standard No. 109” (FIN 48) on January 1, 2007. As a result of adoption, the Company decreased its unrecognized tax positions by $3.5 with the offset to retained earnings resulting in a balance of $33.5 of unrecognized tax benefits in the consolidated financial statements as of January 1, 2007.

The Company and its subsidiaries file income tax returns for U.S. federal taxes, and for various state, local and international taxes, as applicable. The Company is no longer subject to U.S. federal income tax examination for years prior to 2005 and, with limited exceptions, for any state, local and international income tax examinations prior to 2003.

The Internal Revenue Service (IRS) commenced an examination of the Company’s U.S. federal income tax returns for 2003 and 2004, in June 2005. In May 2007, the Company received notification from the Congressional Joint Committee on Taxation that the examination results proposed by the IRS were accepted. As a result, the Company reduced its unrecognized tax benefits by $3.8 and reduced interest accrued net of tax by $0.7, which resulted in a $4.5 income tax benefit in the second quarter of 2007.

In late 2006, the German tax authorities commenced an examination of the Company’s German income tax returns for 2000-2004. As of December 31, 2007, no material adjustments to the returns had been proposed.

Additional liabilities for unrecognized tax benefits were established in 2007 that partially offset the income tax benefit described above.

The following table sets forth changes in our total gross unrecognized tax benefit liabilities, excluding interest and penalties, for the year ended December 31, 2007:

Balance, beginning of year	$33.5
Tax positions related to current year:
Additions	4.4
Reductions	—
Tax positions related to prior year:
Additions	0.6
Reductions	(4.4)
Settlements	—
Lapse in statutes of limitations	(2.0)

Balance, end of year	$32.1

Approximately $20.5 of the total gross unrecognized tax benefits reported, if recognized, would affect our effective tax rate in the future periods.

The Company believes it is reasonably possible that the unrecognized tax benefits at December 31, 2007 may decrease by approximately $5.0 to $6.0 due to the completion of examinations and the expiration of statutes in several jurisdictions within 12 months of December 31, 2007.

The Company recognizes interest accrued, net of tax, and penalties related to unrecognized tax benefits as components of our income tax provision as applicable. In 2007, the Company recognized $0.7 of interest expense, net of tax, in its consolidated statements of income. As of December 31, 2007, we have accrued $5.9 of interest, net of tax of $3.2, and $0.6 of penalties. Interest was computed on the difference between the tax provision recognized in accordance with FIN 48 and the amount reflected or expected to be reflected in the Company’s tax returns.

NOTE 11: CONTINGENT LIABILITIES AND COMMITMENTS

The Company is involved in legal proceedings generally incidental to its business, as described below:

Insurance and Other Contingent Liabilities and Commitments

The Company is a defendant in several lawsuits and claims related to the normal conduct of its business, including lawsuits and claims related to product liability and personal injury matters. The Company accrues for such liabilities when it is probable that future costs (including legal fees and expenses) will be incurred and such costs can be reasonably estimated. The Company has self-insured retention limits and has obtained insurance to provide coverage above the self-insured limits for product liability and personal injury claims, subject to certain limitations and exclusions. Reserves have been provided to cover expected payments for these self-insured amounts at December 31, 2007 and 2006.

In one group of lawsuits and claims, the Company, as well as others engaged in manufacturing and distributing similar products, is a defendant in multiple claims alleging injuries from exposure to various chemicals by a limited number of employees of one electronics manufacturer. These claims have been filed in three states. A global settlement has been reached for all cases, which will be submitted to the court for approval. The settlement is not significant to the Company’s consolidated financial statements.

In another group of lawsuits and claims, the Company provided a product for use in research activities in developing various vaccines at pharmaceutical companies. The Company, together with other manufacturers and distributors offering the same product and several pharmaceutical companies, has been named as a defendant and served in 294 lawsuits, of which 56 lawsuits have been dismissed to date. Several of the outstanding suits have been stayed by various state and federal courts pending a decision on coverage available under a federal government relief program. No definite date has been set for this decision.

In all cases, the Company believes its products in question were restricted to research use and that proper information for safe use of the products was provided to the customer.

A class action complaint was filed against a subsidiary of the Company in the Montgomery County, Ohio Court of Common Pleas related to a 2003 explosion in a column at the Company’s Isotec facility in Miamisburg, Ohio. The case was separated into the following four phases: phase one – existence of liability, phase two – quantification of any compensatory damages, phase three – existence of any punitive damages and phase four – quantification of any punitive damages. Class certification was granted to phases one, three and four, but denied to phase two. Compensatory damages for all plaintiffs must be established before the case can proceed to the punitive damages phases. The Company has accepted responsibility for phase one, existence of liability. The case is currently in the compensatory damages phase, where, because no class status exists, each plaintiff must individually establish actual damages. The initial phase two, compensatory damages trial, for 31 plaintiffs was completed on April 27, 2007 with a jury verdict establishing actual damages of approximately two hundred dollars per plaintiff. The plaintiffs filed an appeal staying further action on the case

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 11: CONTINGENT LIABILITIES AND COMMITMENTS (continued)

until the appeal has been resolved. The original appeal has been dismissed, but the plaintiffs are in the process of refiling their appeal. The Company continues to believe it has substantial legal defenses to the allegations, which it will vigorously assert.

The Company believes its reserves and insurance are sufficient to provide for claims outstanding at December 31, 2007. While the outcome of the current claims cannot be predicted with certainty, the possible outcome of the claims is reviewed at least quarterly and reserves adjusted as deemed appropriate based on these reviews. Based on current information available, the Company believes that the ultimate resolution of these matters will not have a material adverse effect on its consolidated financial condition, results of operations or liquidity. Future claims related to the use of these categories of products may not be covered in full by the Company’s insurance program.

At December 31, 2007, there were no other known contingent liabilities that management believes could have a material adverse effect on the Company’s consolidated financial condition or results of operations, nor were there any material commitments outside of the normal course of business. Material commitments in the normal course of business include notes payable, long-term debt, lease commitments and pension and other post-retirement benefit obligations which are disclosed in Note 6, Note 7, Note 9 and Note 14, respectively, to the consolidated financial statements for the year ended December 31, 2007.

NOTE 12: COMMON STOCK

The Company’s 2003 Long-Term Incentive Plan (2003 LTIP), permits the granting of incentive or nonqualified stock options as well as stock appreciation rights, performance shares, restricted stock and other stock-based awards. The 2003 LTIP permits the distribution of up to 11,000,000 shares of the Company’s common stock, subject to increase for any shares forfeited under the other plans after the effective date of the 2003 LTIP. Shares issued under the 2003 LTIP may be authorized and unissued shares or treasury shares. This plan permits the award of non-qualified stock options to those members of the Board of Directors who are not employees of the Company. Under this plan, a non-employee Director will receive an initial option to purchase 20,000 shares of common stock on the date of his or her initial election as a Director. Additional awards of options to purchase 10,000 shares are made to each eligible Director on the day after each annual shareholders’ meeting if the non-employee Director has served on the Board of Directors for at least six months. Under this plan, incentive stock options may only be granted to employees of the Company or its subsidiaries, and a participant may not hold incentive stock options with a fair market value, determined as of the grant date, in excess of $0.1 in the year in which they are first exercisable if this limitation is necessary to qualify the option as an incentive stock option. Incentive and nonqualified stock options may not have an option price of less than the fair market value of the shares at the date of the grant. Options generally become exercisable from three months to three years following the grant date and expire ten years after the grant date. Options granted in 2007 for 1,072,800 shares become exercisable over a three month to three year period following the grant date and expire ten years after the grant date. Including shares forfeited or swapped, 4,625,670 shares of the Company’s common stock remain to be awarded at December 31, 2007 under this plan.

The Company adopted the provisions of SFAS 123(R) on January 1, 2006 using the “modified prospective” method. As a result of using this method, the consolidated financial statements for the years ended December 31, 2007 and 2006 reflect the impact of SFAS 123(R), while the consolidated financial statements of previous years presented were not restated for such impact. Had expense for the Company’s stock-based compensation awards been determined based on the grant date fair value for 2005, consistent with the provisions of SFAS 123, the Company’s reported and pro-forma net income and net income per share for the year ended December 31, 2005, would have been as follows:

2005
Net income – as reported	$258.3
Pro-forma stock-based compensation expense, net of tax – as if grant date fair value had been applied to all stock-based payment awards	(9.6)

Net income – pro-forma for stock-based compensation expense	$248.7

Net income per share – Basic, as reported	$1.90
Net income per share – Basic, pro-forma for stock-based compensation expense	$1.83
Net income per share – Diluted, as reported	$1.88
Net income per share – Diluted, pro-forma for stock-based compensation expense	$1.81

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 12: COMMON STOCK (continued)

As of December 31, 2007, the Company expects $16.1 of unrecognized expense related to nonvested stock-based compensation arrangements granted to be incurred in future periods. This expense is expected to be recognized over a weighted average period of 1.3 years.

Stock-based compensation expense charged against income is included in selling, general and administrative expenses. The stock-based compensation expense, net of tax of $4.1 and $2.3 for the years ended December 31, 2007 and 2006 was $14.9 and $11.0, respectively.

Stock Options

The Company measures the total fair value of options on the grant date using the Black-Scholes option-pricing model. The Company then recognizes each grant’s total cost over the period that the options vest based on its calculated fair value. During the year ended December 31, 2007, the Company granted a total of 1,072,800 stock options under the 2003 LTIP.

The weighted-average assumptions under the Black-Scholes option-pricing model for stock option grants are as follows:

	2007	2006	2005
Expected term (years)	5.9	6.0	6.7
Expected volatility	25.12%	27.84%	28.50%
Risk-free interest rate	4.68%	5.01%	3.96%
Dividend yield	1.18%	1.22%	1.23%

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

The following table presents activity for the Company’s stock option plans, including the 2003 LTIP, the Stock Option Plan of 2000, the 1998 Directors’ Non-Qualified Share Option Plan, the Share Option Plan of 1995 and the Stock Option Plan of 1987. A summary of the combined stock option activity and other data for the Company’s stock option plans for the year ended December 31, 2007 and 2006 are as follows:

	Number of Stock Options	Wtd. Avg. Exercise Price Per Share	Wtd. Avg. Remaining Contractual Life	Aggregate Intrinsic Value
Stock Options outstanding, January 1, 2007	7,727,140	$25.99	—	—
Granted	1,072,800	41.81	—	—
Exercised	(1,432,782)	23.35	—	—
Forfeited	(154,662)	35.25	—	—

Stock Options outstanding, December 31, 2007	7,212,496	$28.66	74.38 months	$187.10
Stock Options exercisable at December 31, 2007	5,236,942	$25.77	63.85 months	$151.00

	Number of Stock Options	Wtd. Avg. Exercise Price Per Share	Wtd. Avg. Remaining Contractual Life	Aggregate Intrinsic Value
Stock Options outstanding, January 1, 2006	8,241,628	$24.21	—	—
Granted	1,075,950	34.20	—	—
Exercised	(1,486,662)	21.88	—	—
Forfeited	(103,776)	28.26	—	—

Stock Options outstanding, December 31, 2006	7,727,140	$25.99	77.10 months	$99.40
Stock Options exercisable at December 31, 2006	5,681,177	$24.18	67.50 months	$83.40

The aggregate intrinsic value of options exercised during the year ended December 31, 2007, 2006 and 2005 was $31.9, $20.2 and $12.2, respectively. The weighted average grant date fair value of options granted during the year ended December 31, 2007, 2006 and 2005 was $12.58, $11.25 and $9.47, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 12: COMMON STOCK (continued)

Performance Units

Performance Unit awards in the first quarter of 2007 and 2006 were 193,580 and 174,480 units, respectively. The Performance Units awarded in 2007 vest over a three-year performance period beginning January 1, 2007 and ending December 31, 2009. The Performance Units awarded in 2006 vest over a three-year performance period beginning January 1, 2006 and ending December 31, 2008. The actual Performance Units awarded will be determined at the end of the performance period with possible payouts ranging from 0% to 150% of the target amount based upon the achievement of specified performance criteria. One-half of the awards issued will be based upon the Company’s three-year average return on equity ratio calculation and one-half of the awards will be based upon the Company’s three-year average sales growth (adjusted for currency, but including acquisitions). Each Performance Unit paid will include one-half share of the Company’s common stock and the cash equivalent of one-half share of the Company’s common stock, except that the Company will direct that any fractional shares of stock be paid in cash. The value of the equity portion of a Performance Unit is equivalent to the closing market price of the Company’s stock on the grant date. The Company will expense the expected cost over the three-year vesting period. The remaining half of the Performance Unit, to be paid in cash, is valued at the closing market price of the Company’s stock at each quarter-end and ratably expensed during the remaining performance period. Therefore, the related stock-based compensation expense will fluctuate with the value of the Company’s stock. The expense for the entire number of Performance Units awarded is dependant upon the probability of achieving the specific financial targets and is recorded ratably over the three-year vesting period.

A summary of the Company’s nonvested Performance Units as of December 31, 2007 and 2006, and changes during the year then ended, is reflected in the table below. The Weighted Average Grant Date Fair Value includes both the fair value at grant date for the equity portion of the Performance Unit and the fair value of the cash portion of the Performance Unit.

	Number of Performance Units	Wtd. Avg. Grant Date Fair Value
Nonvested Performance Units outstanding, January 1, 2007	166,480	$35.25
Granted	193,580	41.62
Forfeited (1)	(46,817)	41.38

Nonvested Performance Units outstanding, December 31, 2007	313,243	46.00

(1)	Includes the reduction to the number of units for the expected payout based on the specified performance criteria at the end of the performance period, December 31, 2008, for the 2006 awards at less than 100%.

	Number of Performance Units	Wtd. Avg. Grant Date Fair Value
Nonvested Performance Units outstanding, January 1, 2006	—	$—
Granted	174,480	31.65
Forfeited	(8,000)	33.26

Nonvested Performance Units outstanding, December 31, 2006	166,480	35.25

Stock Awards

On January 2, 2008, each non-employee Director received an additional 1,200 shares of Company stock. The stock award will be expensed in the first quarter of 2008 based on the fair market value of the Company’s common stock at December 31, 2007.

On January 2, 2007, each non-employee Director received an additional 1,200 shares of Company stock. The stock award was expensed in the first quarter of 2007 based on the fair market value of the Company's common stock at December 31, 2006.

On January 1, 2006, each non-employee Director received 1,200 shares of Company stock in lieu of an increase in Director fees. The stock award was expensed in the first quarter of 2006 based on the fair value of the Company’s common stock at December 31, 2005.

Common Stock Purchase Rights

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 13: COMPANY OPERATIONS BY BUSINESS UNIT

The Company is organized into four business units featuring the Research units of Essentials, Specialties and Biotech and the Fine Chemicals unit, SAFC, to align the Company with the customers it serves. The business unit structure is the Company’s approach to serving customers and reporting sales rather than any internal division used to allocate resources. Net sales for the Company’s business units are as follows:

	2007	2006	2005
Research Essentials	$388.0	$355.3	$341.0
Research Specialties	760.9	669.7	626.2
Research Biotech	299.3	276.8	262.0

Research Chemicals	1,448.2	1,301.8	1,229.2
SAFC	590.5	495.7	437.3

Total	$2,038.7	$1,797.5	$1,666.5

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

Sales are attributed to countries based upon the location of product shipped. The United States sales to unaffiliated customers presented in the summary below include sales to international markets as follows:

Year	Amount	Year	Amount	Year	Amount
2007	$30.5	2006	$35.0	2005	$31.2

Geographic financial information is as follows:

	2007	2006	2005
Net sales to unaffiliated customers:
United States	$756.3	$715.4	$681.8
United Kingdom	212.7	187.6	184.6
Other International	1,069.7	894.5	800.1

Total	$2,038.7	$1,797.5	$1,666.5

Long-lived assets at December 31:
United States	$466.3	$433.1	$469.0
International	268.7	257.9	217.7

Total	$735.0	$691.0	$686.7

NOTE 14: PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

The Company maintains several retirement plans covering substantially all U.S. employees and employees of certain international subsidiaries. Pension benefits are generally based on years of service and compensation. The Company also maintains post-retirement medical benefit plans covering some of its U.S. employees. Benefits are subject to deductibles, co-payment provisions and coordination with benefits available under Medicare. The Company has made a determination regarding the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) that the prescription drug benefits it provides will be actuarially equivalent to the benefits provided under the Act. This determination was based on an analysis of the benefits and participant contributions for a particular participant group and comparing them to the benefits and contributions for the Medicare Part D standard benefit package. Retiree groups were assumed to be actuarially equivalent where the actuarial net value of the benefit/contribution package was greater than the Medicare Part D standard benefit package. The estimated benefit of the subsidy resulting from the Act has been incorporated as an actuarial gain into the measurement of the Plan obligation as of the November 30, 2006 measurement date and was updated as of the November 30, 2007 measurement date. The impact of the Act was not significant on the Company's post-retirement benefit expense in any year presented. The Company may amend any of the plans periodically to reflect legislative or other benefit changes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 14: PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS (continued)

The following chart summarizes the Consolidated Balance Sheet impact, as well as the benefit obligations, assets and funded status of the pension and post-retirement medical benefit plans:

	Pension Plans				Post-Retirement Medical Benefit Plans
	United States		International
	2007	2006	2007	2006	2007	2006
Reconciliation of funded status of the plans and the amounts included in the Company’s Consolidated Balance Sheets at December 31:
Change in benefit obligations
Beginning obligations	$95.8	$89.7	$173.2	$135.9	$40.6	$41.0
Service cost	5.4	5.1	8.8	7.4	1.1	1.1
Interest cost	5.1	4.9	6.3	5.6	2.2	2.1
Plan participant contributions	—	—	2.4	2.2	0.7	0.4
Plan amendments	—	(.1)	—	—	—	(6.8)
Benefits and expenses paid	(5.6)	(6.0)	(3.7)	(2.3)	(3.4)	(2.6)
Net transfer in	—	—	—	4.3	—	—
Actuarial loss (gain)	(1.5)	2.2	(10.2)	5.8	(2.3)	5.4
Exchange rate changes	—	—	9.9	14.3	—	—

Ending obligations	$99.2	$95.8	$186.7	$173.2	$38.9	$40.6

Changes in plans assets
Beginning fair value	$93.7	$85.2	$145.6	$116.2	$—	$—
Actual return on plan assets	7.4	12.0	5.3	10.6	—	—
Employer contributions	3.4	2.5	10.7	3.9	2.7	2.2
Plan participant contributions	—	—	2.4	2.2	0.7	0.4
Benefits and expenses paid	(5.6)	(6.0)	(3.7)	(2.3)	(3.4)	(2.6)
Acquisitions	—	—	—	2.9	—	—
Exchange rate changes	—	—	8.0	12.1	—	—

Ending fair value	$98.9	$93.7	$168.3	$145.6	$—	$—

Reconciliation of funded status
Funded status	$(0.3)	$(2.1)	$(18.4)	$(27.6)	$(38.9)	$(40.6)
Contributions and distributions made by Company from measurement date to fiscal year end	—	—	0.3	0.3	0.1	0.1

Net Consolidated Balance Sheet asset/(liability)	$(0.3)	$(2.1)	$(18.1)	$(27.3)	$(38.8)	$(40.5)

Amounts recognized in the Consolidated Balance Sheets:
For years after adoption of the funded status provisions of SFAS 158
Noncurrent assets	$—	$—	$1.9	$—	$—	$—
Current liabilities	—	—	(0.3)	(0.2)	(1.9)	(2.0)

Noncurrent liabilities	(0.3)	(2.1)	(19.7)	(27.1)	(36.9)	(38.5)

Net amount recognized	$(0.3)	$(2.1)	$(18.1)	$(27.3)	$(38.8)	$(40.5)
Reconciliation of amounts recognized in the Consolidated Balance Sheets
Initial net (obligation)	$—	$—	$(0.3)	$(0.3)	$—	$—
Prior service (cost) credit	(1.9)	(2.3)	(1.4)	(1.5)	9.6	10.6
Net (loss) gain	(22.3)	(24.7)	(21.7)	(29.7)	5.4	3.1

Accumulated other comprehensive (loss) income	$(24.2)	$(27.0)	$(23.4)	$(31.5)	$15.0	$13.7

Accumulated contributions in excess of net periodic benefit cost	$23.9	$24.9	$5.3	$4.2	$(53.8)	$(54.2)

Net amount surplus (deficit) recognized in statement of financial position	$(0.3)	$(2.1)	$(18.1)	$(27.3)	$(38.8)	$(40.5)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 14: PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS (continued)

	Pension Plans				Post-Retirement Medical Benefit Plans
	United States		International
	2007	2006	2007	2006	2007	2006
Changes recognized in other comprehensive income
Changes due to minimum liability and intangible asset recognition prior to adoption of SFAS 158
Decrease in additional minimum liability	n/a	—	n/a	$(0.1)	n/a	—
Decrease in intangible asset	n/a	—	n/a	0.4	n/a	—

Other comprehensive loss	n/a	—	n/a	0.3	n/a	—

Changes in plan assets and benefit obligations recognized in other comprehensive income
New prior service cost	—	n/a	—	n/a	—	n/a
Net loss (gain) arising during the year	$(1.4)	n/a	$(7.8)	n/a	$(2.3)	n/a
Effect of exchange rates on amounts included in AOCI	—	n/a	1.2	n/a	—	n/a
Amounts recognized as a component of net periodic benefit cost
Amortization, settlement or curtailment recognition of net transition asset (obligation)	—	n/a	—	n/a	—	n/a
Amortization or curtailment recognition of prior service credit (cost)	(0.4)	n/a	(0.2)	n/a	1.0	n/a
Amortization or settlement recognition of net gain (loss)	(1.0)	n/a	(1.3)	n/a	—	n/a

Total recognized in other comprehensive loss (income)	(2.8)	n/a	(8.1)	0.3	(1.3)	—

Total recognized in net periodic benefit cost and other comprehensive loss (income)	1.7	5.1	0.9	7.9	1.0	2.0

Increase in accumulated other comprehensive (loss) income, (before taxes), to reflect the adoption of SFAS 158	n/a	$(27.0)	n/a	$(30.7)	n/a	$13.7

Estimated amounts that will be amortized from accumulated other comprehensive income over the next fiscal year
Initial net (obligation)	—	—	—	—	—	—
Prior service (cost) credit	$(0.4)	$(0.4)	$(0.3)	$(0.3)	$1.0	$1.0
Net (loss) gain	(1.1)	(1.0)	(0.3)	(1.2)	0.1	—

Total estimated amortization	$(1.5)	$(1.4)	$(0.6)	$(1.5)	$1.1	$1.0

The components of the net periodic benefit costs are as follows:

	Pension Plans						Post-Retirement Medical Benefit Plans
	United States			International
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Service cost	$5.4	$5.1	$4.6	$8.8	$7.4	$6.6	$1.1	$1.1	$1.0
Interest cost	5.1	4.9	4.6	6.3	5.6	5.5	2.2	2.1	2.1
Expected return on plan assets	(7.4)	(6.8)	(6.4)	(7.6)	(6.9)	(5.4)	—	—	—
Amortization	1.4	1.9	1.8	1.5	1.5	1.0	(1.0)	(1.2)	(0.9)

Net periodic benefit cost	$4.5	$5.1	$4.6	$9.0	$7.6	$7.7	$2.3	$2.0	$2.2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 14: PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS (continued)

The rate assumptions associated with the pension and post-retirement medical benefit plans to determine benefit obligations and additional year-end information are as follows:

	Pension Plans				Post-Retirement Medical Benefit Plans
	United States		International
	2007	2006	2007	2006	2007	2006
Assumptions to determine benefit obligations
Discount rate	6.30%	5.55%	4.35%	3.60%	6.45%	5.55%
Compensation rate increase	3.60%	3.25%	3.50%	3.31%	n/a	n/a
Measurement date	Nov-30	Nov-30	Nov-30	Nov-30	Nov-30	Nov-30
Additional year-end information
Accumulated benefit obligation	$88.1	$84.6	$161.7	$143.7	n/a	n/a
Plans with accumulated benefit obligations in excess of plan assets:
Projected benefit obligation	$—	$—	$13.5	$18.3	n/a	n/a
Accumulated benefit obligation	—	—	10.9	14.8	n/a	n/a
Fair value of plan assets	—	—	—	3.8	n/a	n/a
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligation	$99.2	$95.8	$122.4	$173.2	$38.9	$40.6
Fair value of plan assets	98.9	93.7	102.2	145.6	—	—

The rate assumptions associated with the pension and post-retirement medical benefit plans to determine periodic pension costs are as follows:

	Pension Plans						Post-Retirement Medical Benefit Plans
	United States			International
	2007	2006	2005	2007	2006	2005	2007	2006		2005
Discount rate	5.55%	5.65%	6.00%	3.60%	3.88%	4.31%	5.55%	5.65/6.15	%(1)	6.00%
Expected rate of return on plan assets	8.25%	8.25%	8.25%	5.08%	5.46%	5.22%	n/a	n/a		n/a
Compensation rate increase	3.25%	3.25%	3.50%	3.31%	3.48%	3.48%	n/a	n/a		n/a

(1)	Due to plan changes, the Post-Retirement Medical Plan expense was remeasured at May 31, 2006, using a discount rate of 6.15%.

The expected employer contributions and benefit payments are shown in the following table for the pension and post-retirement medical benefit plans:

	Year Ending	Pension Plans		Post-Retirement Medical Benefit Plans(2)	Expected Medicare Subsidy Receipts
Cash Flows		United States	International
Ex pected employer contributions	2008	$7.3	$5.1	$2.2	n/a
Ex pected benefit payments for fiscal year ending	2008	8.8	4.5	2.2	$0.3
	2009	8.8	4.7	2.4	0.3
	2010	8.5	5.2	2.6	0.4
	2011	7.8	5.6	2.8	0.4
	2012	8.9	5.9	2.9	0.5
	Next 5 years	51.9	35.6	16.8	3.5

(2)	Expected payments for Post-Retirement Medical Benefit Plans payments are shown net of the expected Medicare subsidy receipts.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 14: PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS (continued)

Pension Plans

For determination of the discount rate, the present value of the cash flows as of the measurement date is determined using the spot rates from the Mercer Yield Curve, and based on the present values, a single equivalent discount rate is developed. This rate is the single uniform discount rate that, when applied to the same cash flows, results in the same present value of the cash flows as of the measurement date. The plans are assumed to continue in force for as long as the assets are expected to be invested. In estimating the expected long-term rate of return on assets, appropriate consideration is given to historical performance for the major asset classes held or anticipated to be held by the Plan and to current forecasts of future rates of return for those asset classes. Cash flow and expenses are taken into consideration to the extent that the expected return would be affected by them. Because assets are held in qualified trusts, expected returns are not reduced for taxes.

The assets of the pension plans are invested in institutionally acceptable investments to produce a diversified portfolio. The Company believes the investments are sufficiently diversified to maintain a reasonable level of risk without sacrificing return. Target asset allocations and weighted average asset allocations at November 30, 2007 are as follows:

	Target Allocations		Weighted Average Asset Allocations
	U.S. Plans	International Plans	U.S. Plans	International Plans
Equity Securities	70–85%	39–50%	78%	47%
Real Estate	—	6–12%	—	9%
Debt Securities	15–30%	36–57%	20%	38%
Other	0–10%	0–10%	2%	6%

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

Post-Retirement Medical Benefit Plans

For determination of the discount rate, the present value of the cash flows as of the measurement date is determined using the spot rates from the Mercer Yield Curve, and based on the present values, a single equivalent discount rate is developed. This rate is the single uniform discount rate that, when applied to the same cash flows, results in the same present value of the cash flows as of the measurement date. Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement medical benefit plans. Medical costs were assumed to increase at an annual rate of 11.0% in 2007, decreasing ratably to a growth rate of 5.0% in 2014 and remaining at 5.0% per year thereafter. The effects of a one-percentage point decrease in the assumed health care cost trend rates on the aggregate service and interest cost components and on the post-retirement benefit obligations are decreases of $0.1 and $1.0, respectively. The effects of a one-percentage point increase on the aggregate service and interest cost components and on the post-retirement benefit obligations are increases of $0.1 and $1.0, respectively. Benefits are funded as claims are paid.

401(k) Retirement Savings Plan

The Company’s 401(k) retirement savings plan provides retirement benefits to eligible U.S. employees in addition to those provided by the pension plan. The plan permits participants to voluntarily defer a portion of their compensation, subject to Internal Revenue Code limitations. The Company also contributes a fixed amount per year to the account of each eligible employee plus a percentage of the employee’s salary deferral. The Company’s policy is to fully fund this plan. The cost for this plan was $8.3, $7.7 and $7.1 for the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE 15: EARNINGS PER SHARE

A reconciliation of basic and diluted earnings per share, together with the related shares outstanding for the years ended December 31 are as follows:

	2007	2006	2005
Net income available to common shareholders	$311.1	$276.8	$258.3
Weighted average shares (in millions)
Basic shares	130.6	132.9	135.8
Effect of dilutive securities — options outstanding	2.5	2.0	1.7

Diluted shares	133.1	134.9	137.5

Net income per share — Basic	$2.38	$2.08	$1.90

Net income per share — Diluted	$2.34	$2.05	$1.88

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

($ In Millions, Except Per Share Data)

NOTE 16: SHARE REPURCHASES

At December 31, 2007 and December 31, 2006, the Company had repurchased a total of 84.0 million shares and 80.0 million shares, respectively. During 2006, the Company was authorized to increase its share repurchase program from 80.0 million to 90.0 million shares. There were 129.4 million shares outstanding as of December 31, 2007. The Company expects to acquire the remaining 6.0 million authorized shares, however, the timing of the repurchases and number of shares repurchased, if any, will depend upon market conditions and other factors.

NOTE 17: ACCUMULATED OTHER COMPREHENSIVE INCOME

Components of accumulated other comprehensive income, net of tax are as follows:

	Foreign Currency Translation Adjustment	Unrealized Gain on Securities	Pension and Post- Retirement Benefit Plans	Accumulated Other Comprehensive Income
Balance, December 31, 2004	$129.7	$—	$(5.9)	$123.8
Current period change	(96.6)	0.7	5.5	(90.4)

Balance, December 31, 2005	33.1	0.7	(0.4)	33.4
Current period change	75.6	3.4	(31.7)	47.3

Balance, December 31, 2006	108.7	4.1	(32.1)	80.7
Current period change	71.5	(0.7)	8.4	79.2

Balance, December 31, 2007	$180.2	$3.4	$(23.7)	$159.9

The 2007 activity for unrealized gain on securities is net of tax of $0.9. The 2007 pension and post-retirement benefit plans activity is net of tax of $3.8. Deferred taxes are not provided on foreign currency translation adjustment.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in the Securities Exchange Act Rule 13a-15 (f)). Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control-Integrated Framework. Our management has concluded that, as of December 31, 2007, our internal control over financial reporting is effective based on these criteria.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders

Sigma-Aldrich Corporation:

We have audited the accompanying consolidated balance sheets of Sigma-Aldrich Corporation and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007. We also have audited the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sigma-Aldrich Corporation and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the recognition and disclosure provision as required by Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, as of December 31, 2006.

As discussed in Note 12 to the consolidated financial statements, effective January 1, 2006, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment.

As discussed in Note 10 to the consolidated financial statements, effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standard No. 109.

St. Louis, Missouri

February 25, 2008

